As filed with the Securities and Exchange Commission on October 25, 2012

Registration No. 333-182631

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

to

Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Delek Logistics Partners, LP

(Exact Name of Registrant as Specified in its Charter)

Delaware	4610	45-5379027
(State or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

7102 Commerce Way

Brentwood, Tennessee 37027

(615) 771-6701

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Kent B. Thomas

7102 Commerce Way

Brentwood, Tennessee 37027

(615) 771-6701

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

Gerald M. Spedale Baker Botts L.L.P. One Shell Plaza 910 Louisiana Street Houston, Texas 77002-4995 (713) 229-1234	Catherine S. Gallagher Adorys Velazquez Vinson & Elkins L.L.P. 2200 Pennsylvania Avenue NW Suite 500 West Washington, D.C. 20037-1701 (202) 639-6500

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee (3)
Common units representing limited partner interests	$193,200,000	$23,410

(1)	Includes common units issuable upon exercise of the underwriters’ option to purchase additional common units.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).
(3)	The total registration fee includes $15,471 that was previously paid for the registration of $135,000,000 of proposed maximum aggregate offering price in the filing of the Registration Statement (Registration No. 333-182631) on July 12, 2012 and $7,939 for the registration of an additional $58,200,000 of proposed maximum aggregate offering price registered hereby.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated October 25, 2012

PROSPECTUS

8,000,000 Common Units

Representing Limited Partner Interests

Delek Logistics Partners, LP

This is the initial public offering of our common units representing limited partner interests. We are offering 8,000,000 common units in this offering. We currently expect that the initial public offering price will be between $19.00 and $21.00 per common unit. Prior to this offering, there has been no public market for our common units. Our common units have been approved for listing, subject to official notice of issuance, on the New York Stock Exchange under the symbol “DKL.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, are eligible for reduced reporting requirements.

Investing in our common units involves risks. Please read “Risk Factors” beginning on page 23.

These risks include the following:

•

Delek US Holdings, Inc., or Delek, accounts for a substantial majority of our contribution margin. Therefore, we are subject to the business risks of Delek. If Delek changes its business strategy, fails to satisfy its obligations under our commercial agreements with it for any reason or significantly reduces the volumes transported through our pipelines or handled at our terminals or its use of our marketing services, our revenues would decline and our financial condition, results of operations, cash flows and ability to make distributions to our unitholders would be adversely affected.

•

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to holders of our common and subordinated units.

•

Each of our commercial agreements with Delek and the agreement governing the capacity reservation on the Paline Pipeline System contain provisions that allow our counterparty to such agreement to suspend, reduce or terminate its obligations under such agreement in certain circumstances, including events of force majeure, which would have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to unitholders.

•

Our general partner and its affiliates, including Delek, have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to the detriment of us and our other common unitholders.

•	You will experience immediate and substantial dilution in net tangible book value of $17.03 per common unit.

•	Our partnership agreement restricts the remedies available to holders of our common units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

•	Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors.

•

Our tax treatment depends on our status as a partnership for federal income tax purposes. If the IRS were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, then our cash available for distribution to our unitholders would be substantially reduced.

•	Our unitholders’ share of our income will be taxable to them for U.S. federal income tax purposes even if they do not receive any cash distributions from us.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total
Public offering price	$	$
Underwriting discount (1)	$	$
Proceeds to Delek Logistics Partners, LP (before expenses)	$	$

(1)	Excludes a structuring fee of an aggregate of 0.50% of the gross offering proceeds payable to Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc. Please read “Underwriting” beginning on page 228.

We have granted the underwriters a 30-day option to purchase up to an additional 1,200,000 common units on the same terms and conditions as set forth above if the underwriters sell more than 8,000,000 common units in this offering. Delek will be an underwriter with respect to any common units issued or sold under the option.

The underwriters expect to deliver the common units to purchasers on or about                     , 2012, through the book-entry facilities of The Depository Trust Company.

BofA Merrill Lynch	Barclays
Goldman, Sachs & Co.	Wells Fargo Securities

Deutsche Bank Securities	Raymond James	Simmons & Company International

The date of this prospectus is                     , 2012.

Nashville
Brentwood
Knoxville
Memphis
Little Rock
El Dorado
Shreveport
Monroe
Tyler
Dallas
Fort Worth
Abilene
San Angelo
Waco
Beaumont
New Orleans
SALA GATHERING SYSTEM
El Dorado
Magnolia
AR
LA
EAST TEXAS CRUDE LOGISTICS SYSTEM, BIG SANDY TERMINAL AND PALINE PIPELINE
Big Sandy
Longview
Tyler
Kilgore
Henderson
DELEK LOGISTICS (DKL)
Product Terminal
Product Tank Farm
Product Pipeline
Corporate Headquarters
Crude Tank Farm
Crude Pipeline
THIRD-PARTY ASSETS
Third Party Pipelines
Delek US Refinery

i

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications or other published independent sources. Some data is also based on our good faith estimates. Although we believe these third-party sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that you should consider before investing in the common units. You should read the entire prospectus carefully, including “Risk Factors” beginning on page 23 and the historical and pro forma financial statements and the notes to those financial statements included elsewhere in this prospectus. Unless indicated otherwise, the information presented in this prospectus assumes (1) an initial public offering price of $20.00 per common unit (the midpoint of the price range set forth on the cover page of this prospectus) and (2) that the underwriters do not exercise their option to purchase additional units.

We include a glossary of some of the terms used in this prospectus as Appendix B. Unless otherwise noted, references in this prospectus to “Delek Logistics,” “we,” “our,” “us” or like terms when used in a historical context refer to the businesses and assets of Delek Logistics Partners, LP Predecessor as described in “—Summary Historical and Pro Forma Financial and Operating Data” beginning on page 19, our predecessor for accounting purposes, also referenced as “our predecessor,” and when used in the present tense or prospectively, refer to Delek Logistics Partners, LP and its subsidiaries. Unless the context otherwise requires, references in this prospectus to “Delek” are to Delek US Holdings, Inc. and its subsidiaries, other than us. References in this prospectus to (i) “Lion Oil” are to Lion Oil Company, a wholly owned subsidiary of Delek; (ii) “the Contributed Lion Oil Assets” are to the assets that are being contributed to us by Lion Oil; (iii) “Paline” are to Paline Pipeline Company, LLC, a wholly owned subsidiary of Delek that is being contributed to us; and (iv) “our general partner” are to Delek Logistics GP, LLC, the general partner of Delek Logistics.

Delek Logistics Partners, LP

Overview

We are a growth-oriented Delaware limited partnership recently formed by Delek to own, operate, acquire and construct crude oil and refined products logistics and marketing assets. A substantial majority of our existing assets are integral to the success of Delek’s refining and marketing operations. We gather, transport and store crude oil and market, distribute, transport and store refined products in select regions of the southeastern United States and west Texas for Delek and third parties, primarily in support of Delek’s refineries in Tyler, Texas and El Dorado, Arkansas.

We generate revenue by charging fees for gathering, transporting and storing crude oil and for marketing, distributing, transporting and storing refined products. Following the consummation of this offering, a substantial majority of our contribution margin, which we define as net sales less cost of goods sold and operating expenses, will be derived from our commercial agreements with Delek with initial terms ranging from five to ten years, which we believe will enhance the stability of our cash flows. Our commercial agreements with Delek will include minimum volume commitments, which we believe will provide us with a stable revenue stream in the future.

Following the completion of this offering, we intend to expand our business by acquiring additional logistics and marketing assets from Delek and third parties and through organic growth, including entering into fuel supply and marketing agreements, constructing new assets and increasing the utilization of our existing assets. Delek formed us to be the primary vehicle to grow its logistics and marketing operations in order to maximize the integrated value of its assets. In addition, Delek has granted us a right of first offer on certain logistics assets that it will retain following this offering, and Delek is required under certain circumstances to offer us the opportunity to purchase additional logistics assets that Delek may acquire or construct in the future as a condition to its ownership of such assets. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.”

For the year ended December 31, 2011, we had pro forma EBITDA of approximately $47.2 million and pro forma net income of approximately $34.6 million. For the six months ended June 30, 2012, we had pro forma EBITDA of approximately $23.6 million and pro forma net income of approximately $17.5 million. Delek accounted for 85.7% of our pro forma contribution margin for the year ended December 31, 2011 and 81.9% of our pro forma contribution margin for the six months ended June 30, 2012. Please read “—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measure” for the definition of EBITDA and a reconciliation of EBITDA to our most directly comparable financial measures, calculated and presented in accordance with generally accepted accounting principles in the United States, or GAAP.

Assets and Operations

We operate in two business segments: our Pipelines and Transportation segment and our Wholesale Marketing and Terminalling segment. On a pro forma basis for the year ended December 31, 2011 and the six months ended June 30, 2012, our Pipelines and Transportation segment accounted for approximately 63.1% and 58.6%, respectively, of our contribution margin, and our Wholesale Marketing and Terminalling segment accounted for approximately 36.9% and 41.4%, respectively, of our contribution margin.

Pipelines and Transportation Segment. Our Pipelines and Transportation segment consists of approximately 400 miles of crude oil transportation pipelines, 16 miles of refined product pipelines, an approximately 600-mile crude oil gathering system and associated crude oil storage tanks with an aggregate of approximately 1.4 million barrels of active shell capacity. These assets are primarily divided into four operating systems:

•	our Lion Pipeline System, which transports crude oil to, and refined products from, Delek’s 80,000 barrels per day, or bpd, El Dorado, Arkansas refinery, or the El Dorado refinery;

•	our SALA Gathering System, which gathers and transports crude oil production in southern Arkansas and northern Louisiana, primarily for the El Dorado refinery;

•	our Paline Pipeline System, which will transport crude oil from Longview, Texas to the Chevron-operated Beaumont terminal in Nederland, Texas; and

•	our East Texas Crude Logistics System, which currently transports substantially all of the crude oil delivered to Delek’s 60,000 bpd Tyler, Texas refinery, or the Tyler refinery.

Beginning in the first half of 2013, we expect a reconfigured pipeline system that is owned and operated by third parties to also begin supplying crude oil to the Tyler refinery from west Texas. Delek has a 10-year agreement with third parties to transport a substantial majority of the Tyler refinery’s crude oil requirements on this reconfigured system. Please read “Business—Our Asset Portfolio—Pipelines and Transportation Segment—Anticipated Impact of New Third-Party Pipeline Systems on Our Operations” and “Risk Factors—We anticipate, beginning in the first half of 2013 our East Texas Crude Logistics System will operate at levels significantly below Delek’s minimum volume commitment under its agreement with us for the foreseeable future” for additional information.

Wholesale Marketing and Terminalling Segment. In our Wholesale Marketing and Terminalling segment, we provide marketing services for 100% of the refined products output of the Tyler refinery, other than jet fuel and petroleum coke, and own and operate five light product terminals. One of these terminals, located in Memphis, Tennessee, supports the El Dorado refinery. Another of these terminals, located in Big Sandy, Texas, while currently idle, is expected to be operational by the end of 2012 and will support the Tyler refinery. Our west Texas marketing business markets light products that we purchase from Noble Petro, Inc., or Noble Petro, using our terminals in Abilene and San Angelo, Texas. We also market light products that we purchase from

Magellan Asset Services, L.P., or Magellan, using third-party terminals in Aledo, Odessa, Big Spring and Frost, Texas. In addition, we provide products terminalling services to independent third parties and Delek’s retail segment at our light products terminal in Nashville, Tennessee.

Business Strategies

Our objectives are to maintain stable cash flows and to grow the quarterly distributions paid to our unitholders. We intend to achieve these objectives through the following business strategies:

•

Generate Stable Cash Flow. We will continue to pursue opportunities to provide logistics, marketing and other services to Delek and third parties pursuant to long-term, fee-based contracts. In new service contracts, we will endeavor to negotiate minimum throughput commitments similar to those included under our current commercial agreements with Delek.

•	Focus on Growing Our Business. We intend to evaluate and pursue opportunities to grow our business through both strategic acquisitions and organic expansion projects.

•

Pursue Accretive Acquisitions. We plan to pursue strategic acquisitions that both complement our existing assets and provide attractive returns for our unitholders. Delek has granted us a right of first offer on certain logistics assets that it will retain following this offering. In addition, Delek is required, under certain circumstances, to offer us the opportunity to purchase additional logistics assets that Delek may acquire or construct in the future. Furthermore, we believe that our current asset base and our knowledge of the regional markets in which we operate will allow us to target and consummate accretive third-party acquisitions.

•

Pursue Attractive Organic Expansion Opportunities. We intend to focus on organic growth opportunities that complement our existing businesses or that provide attractive returns within our current geographic footprint. We will continue to seek opportunities to further support our existing customers and attract new customers through the expansion and development of our logistics infrastructure.

•

Optimize Our Existing Assets and Expand Our Customer Base. We intend to enhance the profitability of our existing assets by adding incremental throughput volumes, improving operating efficiencies and increasing system-wide utilization. Additionally, we plan to further diversify our customer base by increasing third-party throughput volumes running through our existing system and expanding our asset portfolio to service more third-party customers.

Competitive Strengths

We believe we are well-positioned to successfully execute our business strategies because of the following competitive strengths:

•

Long-Term, Fee-Based Contracts with Minimum Volume Commitments Enhance Cash Flow Stability. Initially, we will generate a substantial majority of our contribution margin under long-term, fee-based contracts with Delek and third parties. Each of our commercial agreements with Delek will include minimum volume commitments and will have fees indexed to inflation, thereby providing us with a stable revenue stream.

•

Our Assets are Integral to Delek’s Operations and Strategically Located. Our marketing and logistics assets are instrumental to the operations of Delek. Our Pipelines and Transportation segment currently transports crude oil to, and refined products from, the El Dorado refinery and transports crude oil to the Tyler refinery. Our Wholesale Marketing and Terminalling segment provides marketing services for 100% of the refined products produced by the Tyler refinery, other than jet fuel and petroleum coke. In addition, our Paline Pipeline System is being reconfigured to take advantage of its strategic location by permitting the transportation of crude oil from inland markets to the U.S. Gulf Coast, which will allow our customers to realize potentially significant positive differentials in crude oil pricing between East Texas and the U.S. Gulf Coast.

•

Relationship with Delek. One of our key strengths is our relationship with Delek. We believe that Delek will be incentivized to grow our business as a result of its significant economic interest in us. In particular, we expect to benefit from the following aspects of our relationship with Delek:

•

Acquisition Opportunities. Under the omnibus agreement, Delek has granted us a right of first offer on certain logistics assets that it will retain following this offering and is required, under certain circumstances, to offer us the opportunity to purchase additional logistics assets that Delek may acquire or construct in the future.

•

Strength and Stability of Delek’s Refining Business. Delek’s refineries have a combined crude oil throughput capacity of 140,000 bpd. These refineries are strategically located in eastern Texas and southern Arkansas, which gives Delek access to a diverse slate of advantageously priced crude oil feedstocks and attractive end-markets in which to sell its refined products. We believe these refineries’ inland locations limit their exposure to weather-related disruptions, such as hurricanes, that can impact refineries that are located closer to the coast.

•

Access to Operational and Industry Expertise. We expect to benefit from Delek’s extensive operational, commercial and technical expertise, as well as its industry relationships throughout the midstream and downstream value chain, as we look to optimize and expand our existing asset base.

•

Management and Operations Team with Extensive Acquisition and Project Management Experience. Both our management and our operations teams have significant experience in the management and operation of logistics and marketing assets and the execution of expansion and acquisition strategies. Our management team includes some of the most senior officers of Delek, who average over 20 years of experience in the energy industry.

•

Financial Flexibility. We believe that we will have the financial flexibility to execute our growth strategy through access to the debt and equity capital markets, as well as the approximately $75 million of available capacity under the $175 million revolving credit facility that we expect to enter into at the closing of this offering.

Growth Opportunities

We believe that our relationship with Delek should provide us with a number of potential future growth opportunities, including the acquisition of the following assets to which Delek has granted us a right of first offer:

•

Tyler Refinery Refined Products Terminal. Located at the Tyler refinery, this terminal consists of a truck loading rack with three loading bays supplied by pipeline from storage tanks located at the refinery. Total throughput capacity for the terminal is estimated to be approximately 76,000 bpd, with all of the refined products output of the Tyler refinery throughput at this terminal for the year ended December 31, 2011.

•	Tyler Storage Tanks. Located in Tyler, Texas adjacent to the Tyler refinery, these 86 storage tanks have an aggregate active shell capacity of approximately 1.8 million barrels.

•

El Dorado Refined Products Terminal. Located at the El Dorado refinery, this terminal consists of a truck loading rack supplied by pipeline from storage tanks located at the refinery. Total throughput capacity for the terminal is estimated to be approximately 22,000 bpd, with approximately 9,600 bpd of refined products throughput for the year ended December 31, 2011.

•	El Dorado Storage Tanks. Located at Sandhill Station and adjacent to the El Dorado refinery, these storage tanks have an aggregate active shell capacity of approximately 2.2 million barrels.

Furthermore, we believe that we are well positioned to acquire additional logistics and marketing assets that Delek may construct or acquire in the future as it grows its business. For example, Delek is currently constructing other logistics assets that are not subject to the right of first offer. These assets include:

•

Tyler Crude Oil Tank. Delek is constructing a new crude oil tank at the Tyler refinery that is intended to support a new connection to the major third-party pipeline that is expected to begin supplying crude oil to the Tyler refinery beginning in the first half of 2013. Total aggregate shell capacity of the crude tank is expected be approximately 300,000 barrels.

•

Lion Rail Project. Delek is constructing two crude oil unloading racks adjacent to the El Dorado refinery. These racks are designed to receive up to 32,000 bpd of light crude oil or 10,000 bpd of heavy crude oil delivered by rail to the El Dorado refinery.

We believe that these assets would be appropriate candidates for future sales by Delek to us, although Delek is under no obligation to sell such assets (or those assets subject to our right of first offer) to us.

We have also identified organic growth opportunities for our current assets. For example, under our agreement with a major integrated oil company we have contracted 100% of the southbound capacity of the Paline Pipeline System through 2014 for a monthly fee of $450,000. This monthly fee will increase to $529,250 in 2013 and will be subject thereafter to annual escalation during any renewal periods, the first of which will occur after 2014. Based on current pricing for inland and Gulf Coast crude oil, we believe that the fees payable under any renewal or replacement contract for this capacity would be higher than the monthly fees under our existing agreement with this customer. Additionally, we will seek to grow our business by enhancing the profitability of our existing assets and by increasing third-party throughput volumes running through our existing system. Finally, we will pursue accretive acquisitions from third parties that both complement our existing assets and provide attractive returns for our unitholders.

Recent Developments

Preliminary Estimate of Third Quarter 2012 Operating Data

While financial information and operating data as of and for the three months ended September 30, 2012 are not available, based on the information and data currently available, management estimates, on a preliminary basis, that the historical operating results for Delek Logistics Partners, LP Predecessor, our predecessor for accounting purposes, for the three months ended September 30, 2012 will be within the ranges provided in the table below.

	Estimated Range
Pipeline and transportation throughputs (average bpd)
Lion Pipeline System:
Crude oil pipelines (non-gathered)	44,200	to	44,700
Refined products pipelines to Enterprise System	42,500	to	43,000
SALA Gathering System	20,500	to	21,000
Paline Pipeline System	19,100	to	19,600
East Texas Crude Logistics System	58,200	to	59,000
Wholesale marketing and terminalling
East Texas—Tyler refinery sales volumes (average bpd)	58,500	to	59,000
West Texas marketing throughput (average bpd)	22,150	to	22,650
West Texas marketing gross margin per barrel	$2.50	to	$2.80
Terminalling throughputs (average bpd)(1)	15,200	to	15,700

(1)	Consists of terminalling throughputs at our Memphis and Nashville, Tennessee terminals.

We have prepared these estimates on a materially consistent basis with the operating data presented in “—Summary Historical and Pro Forma Financial and Operating Data” and in good faith based upon our internal reporting as of and for the three months ended September 30, 2012. Given the timing of these estimates, we have not completed our customary quarterly close and review procedures as of and for the three months ended September 30, 2012, and there can be no assurance that the final results of Delek Logistics Partners, LP Predecessor for this period will not differ from these estimates. During the course of the preparation of the consolidated financial statements and related notes as of and for the three months ended September 30, 2012, we may identify items that could cause the final reported results to be materially different from the preliminary estimates presented herein. Important factors that could cause actual results to differ materially from our preliminary estimates are set forth under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Our Relationship with Delek

One of our principal strengths is our relationship with Delek (NYSE: DK). Delek has a significant interest in our partnership through its ownership of a 65.3% limited partner interest in us and a 2.0% general partner interest in us and all of our incentive distribution rights. Delek owns and operates the Tyler and El Dorado refineries, two independent refineries currently representing a combined 140,000 bpd of crude oil throughput capacity. Delek produces a variety of petroleum-based products used in transportation and industrial markets which are sold to a wide range of customers located principally in inland, domestic markets. In addition to its ownership and operation of the El Dorado and Tyler refineries, Delek also owns and operates one of the largest company-operated convenience store chains in the southeastern United States. For the year ended December 31, 2011, Delek reported net sales, operating income and net income attributable to Delek of $7.2 billion, $286 million and $158 million, respectively. For the six months ended June 30, 2012, Delek reported net sales, operating income and net income attributable to Delek of $4.3 billion, $202 million and $114 million, respectively. As of June 30, 2012, Delek reported total assets of $2.2 billion and total debt of $423 million. As of September 18, 2012, 56.7% of Delek’s common stock was indirectly owned by Delek Group Ltd., or Delek Group (TASE: DLEKG), an Israel-based holding company engaged in, among other things, oil and natural gas exploration, production, refining and marketing. For the year ended December 31, 2011, Delek Group reported revenues, operating income and net income of $15.1 billion, $412 million and $833 million, respectively. For the six months ended June 30, 2012, Delek Group reported revenues, operating income and net income of $8.9 billion, $329 million and $100 million, respectively. As of June 30, 2012, Delek Group reported total assets of $29.2 billion and total debt of $7.4 billion. Delek Group information is reported in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board and has been converted to U.S. dollars from New Israeli shekels based on a foreign exchange rate of U.S. dollar 1.00 to New Israeli shekels 3.91 on June 30, 2012. We caution you that our results of operations and profitability may not be comparable to those of Delek and Delek Group.

In connection with the closing of this offering, we will enter into long-term, fee-based commercial agreements with Delek, under which we will provide various logistics and marketing services. Each of these agreements will include minimum volume commitments, which we believe will enhance the stability of our cash flows and will have fees indexed to inflation.

In addition to the benefits we expect to receive as a result of our long-term, fee-based commercial agreements with Delek, we also anticipate that our relationship with Delek will provide us with growth opportunities. Since 2005, Delek has made nine acquisitions valued at an aggregate of approximately $580 million. In addition, Delek and Delek Group have strong relationships with several leading international financial firms and a core competency in raising capital to fund growth opportunities.

In addition, in connection with the closing of this offering, we will enter into an omnibus agreement pursuant to which we will agree upon certain aspects of our relationship with Delek and our general partner, including Delek providing to us certain administrative services and employees, our reimbursement of Delek for the cost of providing such services and employees, certain indemnification obligations and other matters. Under the omnibus agreement, Delek has granted us a right of first offer on certain logistics assets that it will retain following this offering and is required, under certain circumstances, to offer us the opportunity to purchase additional logistics assets that Delek may acquire or construct after this offering. Our general partner will enter into an operation and management services agreement with Delek, pursuant to which our general partner will use employees of Delek to provide operating, routine maintenance and other services with respect to our business. Prior to making any distribution on our common units, we will pay an annual fee of $2.7 million to Delek for the provision of centralized corporate services and reimburse Delek for direct or allocated costs and expenses incurred by Delek on our behalf pursuant to the omnibus agreement and the operation and management services agreement. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions.”

Delek will own our general partner. Our general partner will own 489,766 general partner units representing a 2.0% general partner interest in us, which will entitle it to receive 2.0% of all the distributions we make. Our general partner will also own all of our incentive distribution rights, which will entitle it to increasing percentages, up to a maximum of 48.0%, of the cash we distribute in excess of $0.43125 per unit per quarter after the closing of our initial public offering. In addition, Delek will own 3,999,258 common units and 11,999,258 subordinated units. Please read “Certain Relationships and Related Party Transactions.”

Risk Factors

An investment in our common units involves risks associated with our business, our regulatory and legal matters, our limited partnership structure and the tax characteristics of our common units. You should carefully consider the risks described in “Risk Factors” beginning on page 23 of this prospectus and the other information in this prospectus before deciding whether to invest in our common units.

Risks Inherent in Our Business

•

Delek accounts for a substantial majority of our contribution margin. Therefore, we are subject to the business risks of Delek. If Delek changes its business strategy, fails to satisfy its obligations under our commercial agreements with it for any reason or significantly reduces the volumes transported through our pipelines or handled at our terminals or its use of our marketing services, our revenues would decline and our financial condition, results of operations, cash flows and ability to make distributions to our unitholders would be adversely affected.

•

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to holders of our common and subordinated units.

•

The assumptions underlying the forecast of cash available for distribution that we include in “Our Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

•

Each of our commercial agreements with Delek and the agreement governing the capacity reservation on the Paline Pipeline System contain provisions that allow our counterparty to such agreement to suspend, reduce or terminate its obligations under such agreement in certain circumstances, including events of force majeure, which would have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to unitholders.

•

If Delek satisfies only its minimum obligations under, or if we are unable to renew or extend, the various commercial agreements we have with it, our ability to make distributions to our unitholders will be reduced.

•

We anticipate that, beginning in the first half of 2013, our East Texas Crude Logistics System will operate at levels significantly below Delek’s minimum volume commitment under its agreement with us for the foreseeable future.

•

A material decrease in the refining margins at either the Tyler or El Dorado refineries could materially reduce the volumes of crude oil or refined products that we handle, which could adversely affect our financial condition, results of operations, cash flows and ability to make distributions to unitholders.

•

A material decrease in the supply of attractively priced crude oil could materially reduce the volumes of crude oil and refined products that we transport and store, which could materially adversely affect our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

•

Our substantial dependence on the Tyler and El Dorado refineries as well as the lack of diversification of our assets and geographic locations could adversely affect our ability to make distributions to our common unitholders.

•

Delek’s level of indebtedness, the terms of its borrowings and any future credit ratings could adversely affect our ability to grow our business, our ability to make cash distributions to our unitholders and our future credit ratings and profile. Our ability to obtain credit in the future and our future credit ratings may also be affected by Delek’s level of indebtedness.

•

Our logistics and marketing operations and Delek’s refining operations are subject to many risks and operational hazards, some of which may result in business interruptions and shutdowns of our or Delek’s facilities and liability for damages. If a significant accident or event occurs that results in business interruption or shutdown, our operations and financial results could be adversely affected.

Risks Inherent in an Investment in Us

•

Our general partner and its affiliates, including Delek, have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to the detriment of us and our other common unitholders.

•	You will experience immediate and substantial dilution in net tangible book value of $17.03 per common unit.

•	Our partnership agreement restricts the remedies available to holders of our common units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

•	Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors.

•	Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

•	If you are not an Eligible Holder, your common units may be subject to redemption.

Tax Risks to Common Unitholders

•

Our tax treatment depends on our status as a partnership for federal income tax purposes. If the IRS were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, then our cash available for distribution to our unitholders would be substantially reduced.

•	If we were subjected to a material amount of additional entity-level taxation by individual states, it would reduce our cash available for distribution to our unitholders.

•

The tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

•	Our unitholders’ share of our income will be taxable to them for U.S. federal income tax purposes even if they do not receive any cash distributions from us.

Management of Delek Logistics Partners, LP

We are managed and operated by the board of directors and executive officers of our general partner, Delek Logistics GP, LLC. Delek will own all of the ownership interests in our general partner and will be entitled to appoint the entire board of directors of our general partner. Our unitholders will not be entitled to elect our general partner or its directors or otherwise directly participate in our management or operations. All of the initial officers and a majority of the initial directors of our general partner are also officers and/or directors of Delek. For information about the executive officers and directors of our general partner, please read “Management.”

Under the listing requirements of the New York Stock Exchange, or NYSE, the board of directors of our general partner will be required to have at least three independent directors meeting the NYSE’s independence standards within twelve months of the date of this prospectus. At the completion of this offering, the board of directors of our general partner will be comprised of six directors, including two independent directors. Delek will appoint a third independent director within twelve months of the date of this prospectus.

Formation Transactions and Partnership Structure

We were formed in April 2012 by Delek US Holdings, Inc. and its wholly owned subsidiary, Delek Logistics GP, LLC, to own, operate, acquire and construct crude oil and refined products logistics and marketing assets. In connection with the closing of this offering, Delek will contribute all of our predecessor’s assets and operations to us (excluding working capital and other noncurrent liabilities).

At or prior to the closing of this offering the following transactions, which we refer to as the formation transactions, will occur:

•	Delek will contribute all of our initial assets and operations, including certain subsidiaries, to us (excluding working capital and other noncurrent liabilities);

•	we will issue 3,999,258 common units and 11,999,258 subordinated units, representing an aggregate 65.3% limited partner interest in us, to Delek;

•	we will issue 489,766 general partner units, representing a 2.0% general partner interest in us, and all of our incentive distribution rights to our general partner;

•	we will issue 8,000,000 common units to the public in this offering, representing a 32.7% limited partner interest in us, and will apply the net proceeds as described in “Use of Proceeds”;

•

we will grant 2,500 phantom units with dividend equivalent rights to each of our two independent directors and will grant up to 445,991 phantom units with dividend equivalent rights to certain key employees of our affiliates as described in “Management—Long-Term Incentive Plan”;

•	we will enter into a new $175 million revolving credit facility, under which we will borrow $90 million to fund an additional cash distribution to Delek;

•	Delek will enter into multiple long-term commercial agreements with us; and

•	we will enter into an omnibus agreement, and our general partner will enter into an operation and management services agreement, with Delek.

The number of common units to be issued to Delek and its subsidiaries includes 1,200,000 common units that will be issued at the expiration of the underwriters’ option to purchase additional common units, assuming that the underwriters do not exercise their option. Any exercise of the underwriters’ option to purchase additional units would reduce the common units shown as issued to Delek by the number to be purchased by the underwriters in connection with such exercise. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to any exercise will be sold to the public. All of the net proceeds from any exercise of the underwriters’ option to purchase additional common units will be used to make an additional cash distribution to Delek. Any remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to Delek at the expiration of the option period. We will not receive additional consideration from Delek. The issuance of the common units, subordinated units, general partner units and incentive distribution rights and the cash distributions to Delek and our general partner are being made in consideration of Delek’s contribution to us of our initial assets and operations.

Ownership of Delek Logistics Partners, LP

The following diagram depicts our simplified organizational and ownership structure after giving effect to the formation transactions and this offering.

After giving effect to the formation transactions and this offering, our units will be held as follows:

Public Common Units(1)	32.7%
Delek Units:
Common Units	16.3%
Subordinated Units	49.0%
General Partner Units	2.0%

Total	100.0%

(1)	Includes up to 400,000 common units that may be purchased by certain of our directors, officers and related persons pursuant to a directed unit program, as described in more detail in “Underwriting—Reserved Common Units.” Excludes 2,500 phantom units that will be granted to each of our two independent directors and 445,991 phantom units that may be granted to certain key employees of our affiliates as described in more detail under “Management—Long-Term Incentive Plan.”

Principal Executive Offices and Internet Address

Our principal executive offices are located at 7102 Commerce Way, Brentwood, Tennessee 37027, and our telephone number is (615) 771-6701. Our website is located at www.deleklogistics.com and will be activated immediately following this offering. We expect to make available our periodic reports and other information filed with or furnished to the Securities and Exchange Commission, which we refer to as the SEC, free of charge through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference herein and does not constitute a part of this prospectus.

Summary of Conflicts of Interest and Duties

Our general partner has a duty to manage our partnership in a manner it subjectively believes is in our best interests. However, the officers and directors of our general partner also have duties to manage our general partner in a manner beneficial to its owner, Delek. Additionally, all of our initial executive officers and the majority of our initial directors are officers and/or directors of Delek. As a result, conflicts of interest may arise in the future between us and our common unitholders, on the one hand, and Delek and our general partner, on the other hand. For a more detailed description of the conflicts of interest of our general partner, please read “Risk Factors—Risks Inherent in an Investment in Us” and “Conflicts of Interest and Duties—Conflicts of Interest.”

Delaware law provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties owed by the general partner to limited partners and the partnership. Pursuant to these provisions, our partnership agreement contains various provisions replacing the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing the duties of the general partner and the methods of resolving conflicts of interest. The effect of these provisions is to restrict the remedies available to our common unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty. Our partnership agreement also provides that, subject to the provisions contained in the omnibus agreement, affiliates of our general partner, including Delek and its other subsidiaries and affiliates, are permitted to compete with us. We may enter into additional agreements in the future with Delek relating to the purchase of additional assets, the provision of certain services to us by Delek and other matters. In the performance of their obligations under these agreements, Delek and its subsidiaries are not held to a fiduciary duty standard of care to us, our general partner or our limited partners, but rather to the standard of care specified in these agreements. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement, and each common unitholder is treated as having consented to various actions and potential conflicts of interest contemplated in the partnership agreement that might otherwise be considered a breach of fiduciary or other duties under applicable state law.

For a description of our other relationships with our affiliates, please read “Certain Relationships and Related Party Transactions.”

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during its last fiscal year, we qualify as an “emerging growth company” as defined in the recently enacted Jumpstart Our Business Startups Act of 2012, or the “JOBS Act.” An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	an ability to provide only two years of audited financial statements and related disclosures;

•	an exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting;

•	reduced disclosure about the emerging growth company’s executive compensation arrangements; and

•	delayed adoption of certain accounting standards.

We may take advantage of these provisions for up to five years or through such earlier date that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenues, have more than $700 million in market value of our common units held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. In this prospectus, we have taken advantage of the reduced disclosure obligations with respect to executive compensation disclosure. We may choose to take advantage of this and other reduced reporting requirements in future filings. As a result, the information that we provide you may be different than you might get from other public companies in which you hold equity interests. Also, we have irrevocably elected to “opt out” of the exemption for the delayed adoption of certain accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

The Offering

Common units offered to the public	8,000,000 common units, or 9,200,000 common units if the underwriters exercise their option to purchase additional common units in full.

Units outstanding after this offering	11,999,258 common units, including 1,200,000 common units that we will issue to the public if the underwriters exercise their option to purchase additional common units in full, and 11,999,258 subordinated units, representing a 49.0% and 49.0% limited partner interest in us, respectively. If and to the extent the underwriters do not exercise their option to purchase additional common units, we will issue up to an additional 1,200,000 common units to Delek at the expiration of the option period. We will not receive additional consideration from Delek in connection with such issuance. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to any exercise will be sold to the public, and any remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to Delek at the expiration of the option period. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Our general partner will own 489,766 general partner units, representing a 2.0% general partner interest in us.

Use of proceeds	We expect the net proceeds from this offering, after deducting underwriting discounts, the structuring fee and offering expenses, to be approximately $145.3 million. We intend to use the net proceeds of this offering:

•	to fund an approximately $57.8 million cash distribution to Delek;

•	to retire the approximately $50.9 million of outstanding indebtedness under our predecessor’s revolving credit facility;

•

to provide approximately $35.0 million in working capital to replenish amounts distributed to Delek, in the form of trade and other accounts receivable, in connection with the closing of this offering; and

•	for other general partnership purposes.

Additionally, at the closing of this offering, we will enter into a new $175 million credit facility, under which we will borrow $90 million to fund an additional $90 million cash distribution to Delek.

If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds will be approximately $22.3 million. The net proceeds from any exercise of such option will be used to make an additional cash distribution to Delek.

Cash distributions	We intend to pay the minimum quarterly distribution of $0.375 per unit ($1.50 per unit on an annualized basis) to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We refer to this cash as “available cash,” and we define its meaning in our partnership agreement and in the glossary of terms attached as Appendix B. Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption “Our Cash Distribution Policy and Restrictions on Distributions.”

We will adjust the amount of our distribution for the period from the completion of this offering through December 31, 2012, based on the actual length of that period.

Our partnership agreement requires us to distribute all of our available cash each quarter in the following manner:

•	first, 98.0% to the holders of common units and 2.0% to our general partner, until each common unit has received the minimum quarterly distribution of $0.375 plus any arrearages from prior quarters;

•	second, 98.0% to the holders of subordinated units and 2.0% to our general partner, until each subordinated unit has received the minimum quarterly distribution of $0.375; and

•	third, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unit has received a distribution of $0.43125.

If cash distributions to our unitholders exceed $0.43125 per unit in any quarter, our general partner will receive, in addition to distributions on its 2.0% general partner interest, increasing percentages, up to 48.0%, of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions” because they incentivize our general partner to increase distributions to our unitholders. In certain circumstances, our general partner, as the initial holder of our incentive distribution rights, will have the right to reset the minimum quarterly distribution and the target distribution levels at which the incentive distributions receive increasing percentages of the cash we distribute to higher levels based on our cash distributions at the time of the exercise of this reset election. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

Prior to making distributions, we will pay Delek an annual fee of $2.7 million for the provision of centralized corporate services and reimburse Delek for direct or allocated costs and expenses incurred by Delek on our behalf pursuant to the omnibus agreement and the operation and management services agreement. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions.”

Pro forma cash available for distribution generated during the year ended December 31, 2011 and the twelve-month period ended June 30, 2012 was approximately $42.4 million and $41.4 million, respectively. The amount of cash we will need to pay the minimum quarterly distribution for four quarters on our common units, subordinated units and general partner units to be outstanding immediately after this offering will be approximately $36.7 million (or an average of approximately $9.2 million per quarter). As a result, we would have had sufficient cash available for distribution to pay the full minimum quarterly distribution of $0.375 per unit per quarter ($1.50 per unit on an annualized basis) on all of our common units and subordinated units for both the year ended December 31, 2011 and the twelve-month period ended June 30, 2012. Please read “Our Cash Distribution Policy and Restrictions on Distributions—Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2011 and the Twelve-Month Period Ended June 30, 2012.”
Based on our review of preliminary information available to us as of the date of this prospectus, we believe that the results of operations for the assets that will be contributed to us at the closing of this offering for the quarter ended September 30, 2012 are consistent with the results of operations for those assets on a quarterly basis for the year ended December 31, 2011 and the twelve-month period ended June 30, 2012 and our expectations for the year ending December 31, 2012 and the twelve-month period ending September 30, 2013. As a result, we do not anticipate that our pro forma results of operations or pro forma cash available for distribution for the quarter ended September 30, 2012, on a quarterly basis, would differ materially from our pro forma results of operations or pro forma cash available for distribution for the year ended December 31, 2011 or the twelve-month period ended June 30, 2012 or our estimated results of operations and cash available for distribution for the twelve-month period ending September 30, 2013 in terms of having sufficient cash available to pay the full minimum quarterly distribution for all of our common units and subordinated units. We will not pay a distribution with respect to the quarter ended September 30, 2012. Please read “Our Cash Distribution Policy and Restrictions on Distributions.”

We believe that, based on the financial forecasts and related assumptions included under the caption “Our Cash Distribution Policy and Restrictions on Distributions—Estimated Cash Available for Distribution for the Twelve-Month Period Ending September 30, 2013,” we will have sufficient cash available for distribution to make cash distributions for the twelve-month period ending September 30, 2013, at the minimum quarterly distribution rate of $0.375 per unit per quarter ($1.50 per unit on an annualized basis) on all common units, subordinated units and general partner units outstanding immediately after completion of this offering. However, our actual results of operations, cash flows and financial condition during the forecast period may vary from the forecast.

Subordinated units	Delek will initially indirectly own all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution of available cash until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. If we do not pay distributions on our subordinated units, our subordinated units will not accrue arrearages for those unpaid distributions.

Conversion of subordinated units	The subordination period will end on the first business day after we have earned and paid at least (i) $1.50 (the minimum quarterly distribution on an annualized basis) on each outstanding common, subordinated and general partner unit, for each of three consecutive, non-overlapping four-quarter periods ending on or after December 31, 2015, or (ii) $2.25 (150% of the annualized minimum quarterly distribution) on each outstanding common unit, subordinated unit and general partner unit, in addition to any distribution made in respect of the incentive distribution rights, for any four-consecutive-quarter period ending on or after December 31, 2013, in each case provided that (a) our conflicts committee, or the board of directors of our general partner based on the recommendation of our conflicts committee, reasonably expects to satisfy the tests set forth above for the succeeding four-quarter period without treating as earned any shortfall payments under our existing commercial agreements with Delek and (b) there are no arrearages on our common units at that time. In addition, the subordination period will end upon the removal of our general partner other than for cause if the units held by our general partner and its affiliates are not voted in favor of such removal.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and all common units thereafter will no longer be entitled to arrearages. Please read “Provisions of Our Partnership Agreement Related to Cash Distributions—Subordination Period.”

Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Please read “Units Eligible for Future Sale” and “The Partnership Agreement—Issuance of Additional Partnership Interests.”

Limited voting rights

Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will not have the right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of our outstanding common and subordinated units, including any common and subordinated units owned by our general partner and its affiliates, voting together as a single class. Upon closing of this offering, Delek will own an aggregate of approximately 66.7% of our common and subordinated units. This will give Delek the ability to prevent the involuntary removal of our general partner. Please read “The Partnership Agreement—Voting Rights.”

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner will have the right, but not the obligation, to purchase all, but not less than all, of the remaining common units at a price not less than the then-current market price of the common units, as calculated in accordance with our partnership agreement.

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2015, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $1.50 per common unit, we estimate that your average allocable taxable income per year will be no more than $0.30 per common unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read “Material Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distributions.”

Material federal income tax consequences	For a discussion of other material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material Federal Income Tax Consequences.”

New York Stock Exchange listing	Our common units have been approved for listing, subject to official notice of issuance, on the New York Stock Exchange under the symbol “DKL.”

Summary Historical and Pro Forma Financial and Operating Data

The following table shows summary historical combined financial and operating data of Delek Logistics Partners, LP Predecessor, our predecessor for accounting purposes, and summary pro forma combined financial data of Delek Logistics Partners, LP for the periods and as of the dates indicated. Our summary historical combined financial data as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 are derived from the audited combined financial statements of our predecessor appearing elsewhere in this prospectus. Our summary historical combined financial data as of and for the six months ended June 30, 2012 and for the six months ended June 30, 2011 are derived from the unaudited combined financial statements of our predecessor appearing elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the historical and unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Delek Logistics Partners, LP Predecessor consists of the assets, liabilities and results of operations of certain crude oil and refined product pipeline, storage, wholesale marketing and terminalling assets of Delek, operated and held by Delek Marketing & Supply, Inc., Paline and Lion Oil, each a wholly owned subsidiary of Delek, to be contributed to us in connection with this offering. The historical financial data include the assets, liabilities and results of operations of the assets to be contributed by Lion Oil to us in connection with this offering, other than Paline, for all periods after April 29, 2011. The assets, liabilities and results of operations of Paline are included in the accompanying financial statements for all periods after December 19, 2011 and, for all periods through April 28, 2011, are included in the assets, liabilities and results of operations of the assets to be contributed by Lion Oil to us in connection with this offering.

The summary pro forma combined financial data presented in the following table for the year ended December 31, 2011 and as of and for the six months ended June 30, 2012 are derived from the unaudited pro forma combined financial statements included elsewhere in this prospectus. The pro forma balance sheet assumes that the offering and the related formation transactions occurred as of June 30, 2012 and the pro forma statements of operations for the year ended December 31, 2011 and the six months ended June 30, 2012 assume that the offering and the related transactions occurred as of January 1, 2011. These transactions include, and the pro forma financial data give effect to, the following:

•	Delek’s contribution of all of our initial assets and operations, including certain subsidiaries, to us (excluding working capital and other noncurrent liabilities);

•

our execution of multiple long-term commercial agreements with Delek and recognition of incremental revenues under those agreements as discussed in “Certain Relationships and Related Party Transactions—Commercial Agreements with Delek”;

•	our execution of an omnibus agreement, and our general partner’s execution of an operation and management services agreement, with Delek;

•

the consummation of this offering and our issuance of common units to the public, general partner units and the incentive distribution rights to our general partner and common units and subordinated units to Delek; and

•	the application of the net proceeds of this offering, together with the proceeds from borrowings under our revolving credit facility, as described in “Use of Proceeds.”

The pro forma combined financial data do not give effect to the estimated $2.0 million in incremental annual general and administrative expense we expect to incur as a result of being a separate publicly traded partnership.

The following table presents the non-GAAP financial measure of EBITDA, which we use in our business as a measure of performance and liquidity. For a definition of EBITDA and a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read “—Non-GAAP Financial Measure.”

	Delek Logistics Partners, LP Predecessor Historical					Delek Logistics Partners, LP Pro Forma(4)
	Year Ended December 31,			Six Months Ended June 30,		Year Ended December 31, 2011	Six Months Ended June 30, 2012
	2009(1)(2)	2010	2011(3)	2011(3)	2012
				(unaudited)		(unaudited)
	(In thousands, except per unit data and operating information)
Statement of Operations Data:
Net sales:
Pipelines and transportation	$6,633	$9,451	$21,878	$7,168	$13,480	$47,106	$23,154
Wholesale marketing and terminalling(5)	367,787	494,957	722,201	350,086	488,083	718,736	381,801

Total net sales	374,420	504,408	744,079	357,254	501,563	765,842	404,955
Cost of goods sold	349,493	476,678	700,505	339,025	474,469	694,795	368,580
Operating expenses(6)	2,643	2,920	12,940	4,114	9,094	17,439	9,137
General and administrative expenses(7)	5,740	4,247	5,795	2,687	4,753	6,380	3,652
Depreciation and amortization	2,804	2,810	4,820	1,869	4,394	9,347	4,445
(Gain) loss on sale of assets	—	—	(2)	—	—	(2)	—

Operating income	13,740	17,753	20,021	9,559	8,853	37,883	19,141
Interest expense, net(8)	2,173	2,564	2,011	988	1,110	3,259	1,639

Income before income tax expense	11,567	15,189	18,010	8,571	7,743	34,624	17,502
Income tax expense	4,059	5,102	5,363	2,813	2,746	—	—

Net income	$7,508	$10,087	$12,647	$5,758	$4,997	$34,624	$17,502

General partner interest in net income						$692	$350
Common unitholders interest in net income						16,966	8,576
Subordinated unitholders interest in net income						16,966	8,576
Pro forma net income per common unit						1.41	0.71
Pro forma net income per subordinated unit						1.41	0.71
Balance Sheet Data (at period end):
Property, plant and equipment, net	$29,681	$27,934	$133,680		$155,291		$155,291
Total assets	65,096	71,831	199,827		236,806		223,346
Total debt, including current maturities	42,500	29,000	30,300		50,900		90,000
Total liabilities	63,064	59,626	92,105		121,960		133,657
Total division equity/partners’ capital	2,032	12,205	107,722		114,846		89,689
Cash Flow Data:
Cash flows (used in) provided by operating activities	$5,586	$13,421	$(2,859)	$(16,260)	$3,449
Cash flows used in investing activities	(1,607)	—	(885)	(1)	(25,473)
Cash flows (used in) provided by financing activities	(4,577)	(13,500)	3,779	16,452	22,674
Other Financial Data:
EBITDA(9)	$16,544	$20,563	$24,841	$11,428	$13,247	$47,230	$23,586
Capital expenditures:
Maintenance	$540	$—	$—	$1	$1,047
Expansion	—	—	885	—	1,156

Total	$540	$—	$885	$1	$2,203

Operating Information:
Pipeline and transportation throughputs (average bpd):
Lion Pipeline System:
Crude oil pipelines (non-gathered)	—	—	57,442	45,656	48,251	57,180	48,251
Refined products pipelines to Enterprise System	—	—	45,337	37,759	45,320	46,203	45,320
SALA Gathering System	—	—	17,676	17,070	20,237	17,358	20,237
Paline Pipeline System	—	—	13,576	—	22,800	20,529	22,800
East Texas Crude Logistics System	46,153	49,388	55,341	54,261	51,895	55,341	51,895
Wholesale marketing and terminalling:
East Texas—Tyler refinery sales volumes (average bpd)(5)	50,253	50,173	57,047	55,830	54,443	51,568	48,272
West Texas marketing throughput (average bpd)(5)	13,377	14,353	15,595	15,244	21,151	15,493	16,026
West Texas marketing gross margin per barrel	$1.48	$1.46	$1.53	$1.98	$1.78	$1.50	$1.86
Terminalling throughputs (average bpd)(10)	—	—	17,907	20,442	16,806	18,217	16,806

(1)	The Tyler refinery did not operate during the period from November 21, 2008 through May 17, 2009 due to an explosion and fire on November 20, 2008. The Tyler refinery resumed full operations on May 18, 2009. During the period for which the Tyler refinery was not in operation, Delek continued to pay us amounts consistent with historical averages despite the absence of operations at portions of our business. Accordingly, while financial information for the period reflects actual amounts received during such period, operating information on a per day basis is calculated by dividing full year volumes (including minimal sales volumes of intermediate products prior to the restart of the refinery) by 228 (the number of days in 2009 for which the Tyler refinery was operational).

(2)	Financial information and operating information for the East Texas Crude Logistics System for the year ended December 31, 2009 is for the 275 days that we operated the system and includes payments related to minimum volume commitments in April and May 2009 as a result of reduced volumes prior to the resumption of operations at the Tyler refinery in May 2009.

(3)	Financial information and operating information (other than the information relating to operations in east and west Texas) for the year ended December 31, 2011 is for the 247 days and 12 days Delek operated the El Dorado refinery and the Paline Pipeline System, respectively, in 2011. Financial information and operating information (other than information relating to operations in east and west Texas) for the six months ended June 30, 2011 is for the 63 days that Delek operated the El Dorado refinery during that period.

(4)	The pro forma net sales reflect recognition of affiliate revenues for pipelines and terminals contributed to us that have not been previously recorded in the historical financial records of the predecessor. Pro forma product volumes used in the calculations are historical volumes transported on or terminalled in facilities included in the predecessor’s financial statements. Pro forma service fees were calculated using the rates and fees in the commercial agreements to be entered into with Delek at the closing of this offering. Pro forma volumes and sales do not include any amounts related to our commercial agreements for the Paline Pipeline System and the Big Sandy terminal, as such assets were not operational or currently configured during historical periods.

(5)	The pro forma wholesale and marketing net sales and volumes reflect the removal of activities related to the sale of jet fuel and petroleum coke from Tyler refinery sales, and the pro forma wholesale and marketing net sales reflect the removal of activities related to the sale of bulk biofuel activity from our west Texas marketing operations.

(6)	The pro forma operating expenses reflect $1.2 million per year ($0.3 million per quarter), an increase of $0.5 million relative to historical amounts for the year ended December 31, 2011, for business interruption, property and pollution liability insurance premiums that we expect to incur based on estimates from our insurance broker, and employee-related expenses of $0.2 million per year related to Delek personnel who will support our day-to-day operations after the closing of the offering. Pro forma operating expenses also reflect the additional operating expenses related to entities and assets acquired during 2011 and 2012, as if those entities and assets were acquired as of January 1, 2011.

(7)	Pro forma general and administrative expenses have been adjusted to give effect to the annual service fee of $2.7 million that we will pay Delek under the terms of our omnibus agreement for performing certain centralized corporate services.

(8)	Pro forma interest expense reflects interest expense on our new $175.0 million revolving credit facility. The facility bears interest based on predetermined pricing grids that allow us to choose between Base Rate Loans or LIBOR Rate Loans. The weighted average rate on the $90.0 million of borrowings is approximately 2.5%. Pro forma interest expense also reflects an estimated 0.30% commitment fee for the unutilized portion of the facility and fees at 2.13% of letters of credit totaling $10.0 million, as well as the related five-year amortization of debt issuance costs incurred with entering into the revolving credit facility. The annualized impact of a hypothetical one percent change in interest rates associated with this floating rate borrowing would be to change interest expense by $0.9 million.

(9)	For a definition of EBITDA and reconciliations to its most directly comparable GAAP financial measures, please read “—Non-GAAP Financial Measure” below.

(10)	Consists of aggregate terminalling throughputs at our Memphis and Nashville, Tennessee terminals.

Non-GAAP Financial Measure

We define EBITDA as net income (loss) before net interest expense, income tax expense, depreciation and amortization expense. EBITDA is a supplemental financial measure that management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies may use, to assess:

•	our operating performance as compared to those of other publicly traded partnerships in the midstream energy industry, without regard to capital structure or historical cost basis;

•	the ability of our assets to generate sufficient cash flow to make distributions to our partners;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of EBITDA provides information useful to investors in assessing our financial condition and results of operations. EBITDA should not be considered an alternative to net income, operating income, cash from operations or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect the most directly comparable GAAP measures. Additionally, because EBITDA may be defined differently by other companies in our industry, our definition of EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing their utility.

The following table presents a reconciliation of EBITDA to net income (loss) and net cash from (used in) operating activities, the most directly comparable GAAP financial measures, on a historical basis and pro forma basis, as applicable, for each of the periods indicated.

	Delek Logistics Partners, LP Predecessor Historical					Delek Logistics Partners, LP Pro Forma
	Year Ended December 31,			Six months Ended June 30,		Year Ended December 31, 2011	Six Months Ended June 30, 2012
	2009	2010	2011	2011	2012
				(unaudited)		(unaudited)
	(In thousands)
Reconciliation of EBITDA to net income (loss):
Net income	$7,508	$10,087	$12,647	$5,758	$4,997	$34,624	$17,502
Add:
Income tax expense	4,059	5,102	5,363	2,813	2,746	—	—
Depreciation and amortization	2,804	2,810	4,820	1,869	4,394	9,347	4,445
Interest expense, net	2,173	2,564	2,011	988	1,110	3,259	1,639

EBITDA	$16,544	$20,563	$24,841	$11,428	$13,247	$47,230	$23,586

Reconciliation of EBITDA to net cash provided by operating activities:
Net cash provided by (used in) operating activities	$5,586	$13,421	$(2,859)	$(16,260)	$3,449
Amortization of deferred financing costs	(173)	(169)	(208)	(91)	(94)
Accretion of asset retirement obligations	(61)	(73)	(91)	(43)	(53)
Deferred taxes	(599)	(258)	4,328	4,356	8
Stock-based compensation expense	(190)	(86)	(64)	(30)	(53)
Changes in assets and liabilities	5,749	62	16,361	19,695	6,134
Income taxes	4,059	5,102	5,363	2,813	2,746
Interest expense, net	2,173	2,564	2,011	988	1,110

EBITDA	$16,544	$20,563	$24,841	$11,428	$13,247

RISK FACTORS

Limited partner interests are inherently different from shares of capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in similar businesses. We urge you to carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were to occur, our business, financial condition or results of operations could be materially adversely affected. In that case, we might not be able to pay the minimum quarterly distribution on our common units, the trading price of our common units could decline, and you could lose all or part of your investment in us.

Risks Related to Our Business

Delek accounts for a substantial majority of our contribution margin. Therefore, we are subject to the business risks of Delek. If Delek changes its business strategy, fails to satisfy its obligations under our commercial agreements with it for any reason or significantly reduces the volumes transported through our pipelines or handled at our terminals or its use of our marketing services, our revenues would decline and our financial condition, results of operations, cash flows and ability to make distributions to our unitholders would be adversely affected.

Delek accounted for 85.7% and 81.9% of our pro forma contribution margin for the year ended December 31, 2011 and the six months ended June 30, 2012, respectively. Delek is the only customer for our Lion Pipeline System, our East Texas Crude Logistics System and our Big Sandy terminal and the principal customer for our SALA Gathering System. Delek has historically operated these assets solely to support the Tyler and El Dorado refineries and not as a stand-alone business. We also derive a significant portion of our contribution margin under our marketing agreement with Delek for the output of the Tyler refinery (other than jet fuel and petroleum coke), which includes an incentive fee to us of 50% of the margin, if any, above an agreed base level. As we expect to continue to derive the substantial majority of our contribution margin from Delek for the foreseeable future, we are subject to the risk of nonpayment or nonperformance by Delek under our commercial agreements. If Delek were to significantly decrease the throughput transported on our pipelines or the volumes of refined products handled at our Big Sandy or Memphis terminals, because of business or operational difficulties or strategic decisions by Delek’s management, it is unlikely that we would be able to utilize any additional capacity on these pipelines or at these terminal facilities to service third-party customers without substantial capital outlays and delays, if at all, which could materially and adversely affect our results of operations, financial condition and cash flows. For example, we expect a reconfigured third-party pipeline system will begin supplying crude oil to the Tyler and El Dorado refineries in the first half of 2013 and cause crude oil volumes transported on our East Texas Crude Logistics System to decrease. Additionally, any event, whether in our areas of operation or otherwise, that materially and adversely affects Delek’s financial condition, results of operations or cash flows may adversely affect our ability to sustain or increase cash distributions to our unitholders. Accordingly, we are subject to the operational and business risks of Delek, including but not limited to the following:

•	the risk of contract cancellation, non-renewal or failure to perform by Delek’s customers, and Delek’s inability to replace such contracts and/or customers;

•

disruptions due to equipment interruption or failure at Delek’s facilities, such as the November 2008 fire at the Tyler refinery that resulted in a suspension of operations for more than five months, or at third-party facilities on which Delek’s business is dependent;

•	the timing and extent of changes in commodity prices and demand for Delek’s refined products, and the availability and costs of crude oil and other refinery feedstocks;

•	the effects of the global economic downturn on Delek’s business and the business of its suppliers, customers, business partners and lenders;

•	Delek’s ability to remain in compliance with its supply and offtake arrangements;

•	Delek’s ability to remain in compliance with the terms of its outstanding indebtedness;

•

changes in the cost or availability of third-party pipelines, terminals and other means of delivering and transporting crude oil, feedstocks and refined products, such as the reconfigured third-party pipeline system that will begin supplying crude oil to the Tyler and El Dorado refineries in 2013, the temporary suspension of crude oil shipments by a third-party pipeline operator in May 2011 that caused the El Dorado refinery to operate at reduced rates for approximately five weeks and the temporary suspension of crude oil shipments by this third-party pipeline operator in April 2012 that continues to cause the El Dorado refinery to operate at reduced rates;

•	state and federal environmental, economic, health and safety, energy and other policies and regulations, and any changes in those policies and regulations;

•

environmental incidents and violations and related remediation costs, fines and other liabilities (including those that may arise from pending Department of Justice-led enforcement actions at the Tyler and El Dorado refineries under the Clean Air Act and the Clean Water Act, respectively); and

•	changes in crude oil and refined product inventory levels and carrying costs.

Additionally, Delek continually considers opportunities presented by third parties with respect to its refinery assets. These opportunities may include offers to purchase and joint venture propositions. Delek may also change its refineries’ operations by constructing new facilities, suspending or reducing certain operations, or modifying or closing facilities. Changes may be considered to meet market demands, to satisfy regulatory requirements or environmental and safety objectives, to improve operational efficiency or for other reasons. Delek actively manages its assets and operations, and, therefore, changes of some nature, possibly material to its business relationship with us, may occur at some point in the future.

Furthermore, conflicts of interest may arise between Delek and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. We have no control over Delek, our largest source of contribution margin, and Delek may elect to pursue a business strategy that does not favor us or our business. Please read “—Risks Inherent in an Investment in Us—Our general partner and its affiliates, including Delek, have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to the detriment of us and our other common unitholders” and “Conflicts of Interest and Duties.”

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to holders of our common and subordinated units.

In order to pay the minimum quarterly distribution of $0.375 per unit, or $1.50 per unit on an annualized basis, we will require available cash of approximately $9.4 million per quarter, or $37.4 million per year, based on the number of common, subordinated and general partner units to be outstanding immediately after completion of this offering and phantom units with distribution equivalent rights expected to be awarded in connection with this offering to the independent directors of our general partner and certain key employees of our affiliates pursuant to our long-term incentive plan. Please read “Management—Long-Term Incentive Plan.” We may not have sufficient available cash each quarter to enable us to pay the minimum quarterly distribution. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	the volume of crude oil and refined products we handle;

•	our entitlement to payments associated with minimum volume commitments;

•	the rates and terminalling and storage fees we charge for the volumes we handle;

•	the margins generated on the refined products we market or sell;

•	timely payments by our customers;

•	the level of our operating, maintenance and general and administrative costs; and

•	prevailing economic conditions.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, including:

•	the level and timing of capital expenditures we make;

•	the level of our operating and general and administrative expenses, including the administrative fee under the omnibus agreement and reimbursements to Delek for services provided to us;

•	the cost of acquisitions, if any;

•	our debt service requirements and other liabilities;

•	fluctuations in our working capital needs;

•	our ability to borrow funds and access capital markets;

•	restrictions on distributions contained in our debt agreements;

•	the amount of cash reserves established by our general partner; and

•	other business risks affecting our cash levels.

For a description of additional restrictions and factors that may affect our ability to make cash distributions, please read “Our Cash Distribution Policy and Restrictions on Distributions.”

The assumptions underlying the forecast of cash available for distribution that we include in “Our Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

The forecast of cash available for distribution set forth in “Our Cash Distribution Policy and Restrictions on Distributions” includes our forecast of our results of operations, EBITDA and cash available for distribution for the twelve-month period ending September 30, 2013. Our ability to pay the full minimum quarterly distribution in the forecast period is based on a number of assumptions that may not prove to be correct and that are discussed in “Our Cash Distribution Policy and Restrictions on Distributions.” Our financial forecast has been prepared by management, and we have neither received nor requested an opinion or report on it from our or any other independent auditor. The assumptions underlying the forecast are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks, including those discussed in this prospectus, which could cause our EBITDA to be materially less than the amount forecasted. For example, a portion of our cash available for distribution is attributable to our revenues under a third party agreement for 100% of the southbound capacity of the Paline Pipeline System and our agreement with Delek for the Big Sandy terminal. This third party customer is required to make only partial payments to us for this capacity on the Paline Pipeline

System until the final phase of our reversal of the Nederland to Longview, Texas portion of the system is completed, which is expected to occur by October 2012. In addition, the Big Sandy terminal is currently not operational because a pipeline owned by a third party which is necessary for the use of the terminal is out of service. We are in discussions with the owner of the pipeline, and although we do not control the repairs and cannot assure that they will be completed, we expect the repairs to be completed by the end of 2012. If the Paline reversal is not completed by October 2012 or if the Big Sandy terminal is not operational by the end of 2012, our EBITDA during the forecast period will be adversely affected. If we do not generate the forecasted EBITDA, we may not be able to make the minimum quarterly distribution or pay any amount on our common units or subordinated units, and the market price of our common units may decline materially.

Each of our commercial agreements with Delek and the agreement governing the capacity reservation on our Paline Pipeline System contain provisions that allow our counterparty to such agreement to suspend, reduce or terminate its obligations under such agreement in certain circumstances, including events of force majeure, which would have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to unitholders.

Each of our commercial agreements with Delek provide that Delek may suspend, reduce or terminate its obligations to us, including the requirement to pay the fees associated with the applicable minimum volume commitments, in the event of (i) a material breach of the agreement by us, (ii) Delek deciding to permanently or indefinitely suspend refining operations at one or more of its refineries or (iii) the occurrence of certain force majeure events that would prevent us or Delek from performing our or its obligations under the applicable agreement. Delek has the discretion to decide to suspend, reduce or terminate its obligations notwithstanding the fact that its decision may significantly and adversely affect us. For instance, under each of our commercial agreements with Delek, if, at any time after the second anniversary of the completion of this offering, Delek decides to permanently or indefinitely suspend refining operations at the refinery served under the applicable agreement for a period that will continue for at least twelve consecutive months, then it may terminate the agreement on no less than twelve months’ prior written notice to us. Furthermore, under such agreements, Delek has the right, commencing three years after this offering, to suspend or reduce its obligations for the duration of a force majeure event affecting its assets with respect to any affected services, and may terminate the agreements with respect to such services if the force majeure event lasts in excess of twelve months. In addition, if the force majeure event occurs on our assets at any time, Delek has the right to suspend or reduce its obligations for the duration of the force majeure event with respect to any affected services. As defined in our commercial agreements with Delek, force majeure events include any acts or occurrences that prevent services from being performed either by us or Delek under the applicable agreement, such as:

•	acts of God;

•	strikes, lockouts or other industrial disturbances;

•	acts of the public enemy, wars, blockades, insurrections, riots or civil disturbances;

•	storms, floods or washouts;

•	arrests or the order of any court or governmental authority having jurisdiction while the same is in force and effect;

•	explosions, breakage, accident to machinery, storage tanks or lines of pipe;

•	any inability to obtain or unavoidable delay in obtaining material or equipment;

•	any inability to deliver crude oil or refined products because of a failure of third-party pipelines; and

•	any other causes not reasonably within the control of the party claiming suspension and which by the exercise of due diligence such party is unable to prevent or overcome.

Our customer for the southbound capacity of the Paline Pipeline System is also excused from performance of its obligations under its agreement with us in the event of a force majeure, including acts of God, explosions, breakage of or accidents to machinery, equipment or pipelines and similar events. Additionally, this customer may terminate its agreement with us with it if we breach the terms of the agreement and fail to remedy the breach within 90 days.

Accordingly, there exists a broad range of events that could result in our no longer being able to utilize our pipelines or terminals and the counterparty to the applicable commercial agreement no longer having an obligation to meet its minimum volume commitments or pay amounts otherwise owing under the applicable agreement. Furthermore, a single event relating to one of Delek’s refineries could have such an impact on multiple of our commercial agreements with Delek. Any reduction, suspension or termination of any of our commercial agreements would have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to unitholders. Please read “Certain Relationships and Related Party Transactions—Commercial Agreements with Delek.”

If Delek satisfies only its minimum obligations under, or if we are unable to renew or extend, the various commercial agreements we have with it, our ability to make distributions to our unitholders will be reduced.

Delek is not obligated to use our services with respect to volumes of crude oil or refined products in excess of the minimum volume commitments under the various commercial agreements with us. During refinery turnarounds, which typically last 30 to 60 days and are performed every three to five years, we expect that Delek may only satisfy its minimum volume commitments with respect to our assets that serve the refinery. Turnarounds are scheduled at the Tyler and El Dorado refineries in 2014. If Delek had satisfied only its minimum volume commitments during 2011 or the twelve-month period ended June 30, 2012 under each of the various commercial agreements with us, we would not have been able to make the full minimum quarterly distribution on all of our outstanding common units. In addition, the terms of Delek’s obligations under those agreements range from five to ten years. If Delek fails to use our facilities and services after expiration of those agreements and we are unable to generate additional revenues from third parties, our ability to make cash distributions to unitholders will be reduced. See “—We anticipate that, beginning in the first half of 2013, our East Texas Crude Logistics System will operate at levels significantly below Delek’s minimum volume commitment under its agreement with us for the foreseeable future.”

We anticipate that, beginning in the first half of 2013, our East Texas Crude Logistics System will operate at levels significantly below Delek’s minimum volume commitment under its agreement with us for the foreseeable future.

Our East Texas Crude Logistics System is currently the only pipeline system supplying crude oil to the Tyler refinery. Beginning in the first half of 2013, however, we expect a reconfigured pipeline system that is owned and operated by third parties to also begin transporting crude oil to the Tyler refinery from west Texas. Delek has a 10-year agreement with such third parties to transport a substantial majority of the Tyler refinery’s crude oil requirements on this reconfigured system. Consequently, crude oil volumes transported on our East Texas Crude Logistics System are expected to decrease from approximately 55,000 bpd to below 10,000 bpd. For so long as Delek is required to pay the associated minimum volume commitment under its commercial agreement with us relating to the East Texas Crude Logistics System, Delek will be obligated to pay us throughput fees in an amount equal to the fees it would pay were we to throughput 35,000 bpd, or approximately $5.1 million annually based on the per barrel fees in our agreement, as opposed to throughput fees of approximately $8.5 million annually based on pro forma revenues for the year ended December 31, 2011. Without the minimum volume commitment, assuming throughput levels of 10,000 bpd, we would be entitled to throughput fees of approximately $1.5 million annually. Such throughput fees are in addition to the storage fees of $3.0 million per year that Delek will be obligated to pay us under the agreement. Furthermore, our forecasted revenues for the twelve-month period ending September 30, 2013 include $0.2 million related to this the additional fee. We do not expect to realize incremental revenues associated with this fee structure following the commencement of third-party transportation to the Tyler refinery.

A material decrease in the refining margins at either of Delek’s refineries could materially reduce the volumes of crude oil or refined products that we handle, which could adversely affect our financial condition, results of operations, cash flows and ability to make distributions to unitholders.

The volumes of crude oil and refined products that we transport and refined products that we market depend substantially on Delek’s refining margins. Refining margins are dependent mostly upon the price of crude oil or other refinery feedstocks and the price of refined products. These prices are affected by numerous factors beyond our or Delek’s control, including the global supply and demand for crude oil, gasoline and other refined products. The current global economic weakness and high unemployment in the United States could depress demand for refined products. The impact of low demand may be further compounded by excess global refining capacity and high inventory levels. Several refineries in North America and Europe have been temporarily or permanently shut down in response to falling demand and excess refining capacity.

In addition to current market conditions, there are long-term factors that may impact the supply and demand of refined products in the United States, including:

•	changes in capacity and utilization rates of refineries worldwide;

•	increased fuel efficiency standards for vehicles, including greater acceptance of electric and alternative fuel vehicles;

•	development and marketing of alternative and competing fuels, such as ethanol and biodiesel;

•	changes in fuel specifications required by environmental and other laws, particularly with respect to renewable fuel content;

•	potential and enacted climate change legislation;

•	the Environmental Protection Agency (EPA) regulation of greenhouse gas emissions under the Clean Air Act; and

•	other U.S. government regulations.

The price for a significant portion of the crude oil processed at Delek’s refineries is based upon the West Texas Intermediate (WTI) benchmark for such oil rather than the Brent benchmark. Although these two benchmarks have historically been similarly priced, elevated inventories of WTI-priced crude oil in the Mid-Continent have caused WTI prices to fall significantly below the Brent benchmark. During the year ended December 31, 2011, this differential ranged from a high of $27.88 per bbl to a low of $3.29 per bbl. During the six months ended June 30, 2012, this differential ranged from a high of $20.87 per bbl to a low of $9.17 per bbl. A substantial or prolonged narrowing in (or inversion to) the price differential between the WTI and Brent benchmarks for any reason, including, without limitation, actual or perceived reductions in Mid-Continent inventories or a continued weakening of economic conditions in the European Union, could negatively impact Delek’s refining margins. In addition, because the premium or discount Delek pays for a portion of the crude oil processed at its refineries is established based upon this differential during the month prior to the month in which the crude oil is processed, changes in the margin between the cost of crude oil and the sales price of refined products may negatively affect its results of operations and cash flows.

In addition to our indirect exposure to Delek’s refining margins, we are directly impacted by the wholesale margins of the Tyler refinery relative to U.S. Gulf Coast prices, where our marketing agreement with Delek provides that we share a portion of Delek’s margin, if any, above an agreed base level generated on the sale of refined products, other than jet fuel and petroleum coke.

The Tyler refinery has historically processed primarily light sweet crude oils, while the El Dorado refinery processes primarily sour crude oils. Light sweet crude oils have historically been more costly than heavy sour crude oils, and an increase in the cost of light sweet crude oils could negatively impact Delek’s operations at the Tyler refinery, which would negatively impact revenues we generate under our marketing agreement and could have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

If the demand for refined products, particularly in Delek’s primary market areas, decreases significantly, or if there were a material increase in the price of crude oil supplied to Delek’s refineries without an increase in the value of the refined products produced by those refineries, either temporary or permanent, which caused Delek to reduce production of refined products at its refineries, there would likely be a reduction in the volumes of crude oil and refined products we handle for Delek. Any such reduction could adversely affect our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

A material decrease in the supply of attractively priced crude oil could materially reduce the volumes of crude oil and refined products that we transport and store, which could materially adversely affect our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

The volumes of crude oil and refined products that we may transport on our pipelines in excess of Delek’s minimum volume commitments will depend on the volumes of crude oil purchased and refined products produced at Delek’s refineries. The volumes of crude oil purchased and refined products produced depends, in part, on the availability of attractively priced crude oil.

In order to maintain or increase product production levels at Delek’s refineries, Delek must continually contract for new crude oil supplies or consider connecting to alternative sources of crude oil. Adverse developments in major oil producing regions around the world could have a significantly greater impact on our financial condition, results of operations and cash flows because of our lack of industry and geographic diversity and substantial reliance on Delek as a customer. Accordingly, in addition to risks related to accessing, transporting and storing crude oil and refined products, we are disproportionately exposed to risks inherent in the broader oil and gas industry, including:

•	the volatility and uncertainty of regional pricing differentials for crude oil and refined products;

•	the ability of the members of the Organization of Petroleum Exporting Countries, or OPEC, to agree to and maintain production controls;

•	the nature and extent of governmental regulation and taxation; and

•	the anticipated future prices of crude oil and refined products in markets served by Delek’s refineries.

If, as a result of any of these or other factors, the volumes of attractively priced crude oil available to Delek’s refineries are materially reduced for a prolonged period of time, the volumes of crude oil and refined products that we transport and store, and the related fees for those services, could be materially reduced, which could materially adversely affect our financial condition, results of operations, cash flows and ability to make distributions to our unitholders as well as the trading price of our common units.

Our substantial dependence on the Tyler and El Dorado refineries as well as the lack of diversification of our assets and geographic locations could adversely affect our ability to make distributions to our common unitholders.

We believe that a substantial majority of our contribution margin for the foreseeable future will be derived from operations supporting the Tyler and El Dorado refineries. Any event that renders either refinery temporarily or permanently unavailable would have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our unitholders. Furthermore, we are indirectly impacted by limitations associated with attributes of the Tyler and El Dorado refineries. For example, for the year ended December 31, 2011 and the six months ended June 30, 2012, substantially all sales of the Tyler refinery products volume were completed through Delek’s rack system located at the Tyler refinery. Neither we nor Delek owns, and, unlike most refineries, the Tyler refinery has no access to, an outbound pipeline for distribution of its refined petroleum products outside the northeast Texas market. Such limited access to an outbound pipeline may impair Delek’s ability to attract new customers or increase sales for refined petroleum products from the Tyler refinery. The Tyler refinery is currently the only supplier of a full range of refined petroleum products within a radius of approximately 100 miles of its location. If competitors commence operations within the markets served by the Tyler refinery, it could result in reduced demand for refined products from the Tyler refinery. If demand for refined products from the Tyler refinery decreases, our revenues under our marketing agreement above specified minimum throughput fees with Delek may decrease. In addition, reduced demand for refined products from the Tyler refinery could decrease the demand for crude oil transported on our East Texas Crude Logistics System, which would reduce our revenues.

We rely on revenues generated from our pipelines, gathering systems, storage and terminal operations, which are primarily located in Arkansas and Texas and, to a lesser degree, Tennessee. Due to our lack of diversification in assets and geographic location, an adverse development in our businesses or areas of operations, including adverse developments due to catastrophic events, weather, regulatory action and decreases in demand for crude oil and refined products, could have a significantly greater impact on our results of operations and cash available for distribution to our common unitholders than if we maintained more diverse assets and locations. Such events may constitute force majeure events under our commercial agreements, potentially resulting in the suspension, reduction or termination of multiple commercial agreements in the impacted geographic area. In addition, during a refinery turnaround, we expect that Delek may only satisfy its minimum volume commitments with respect to our assets that serve such refinery. Please read “—Each of our commercial agreements with Delek and the agreement governing the capacity reservation on our Paline Pipeline System contain provisions that allow our counterparty to such agreement to suspend, reduce or terminate its obligations under such agreement in certain circumstances, including events of force majeure, which would have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to unitholders” and “—If Delek satisfies only its minimum obligations under, or if we are unable to renew or extend, the various commercial agreements we have with it, our ability to make distributions to our unitholders will be reduced.”

Our ability to expand may be limited if Delek’s business does not grow as expected.

Part of our growth strategy depends on the growth of Delek’s business. For example, in our terminals and storage business, we believe our growth will be driven in part by identifying and executing organic expansion projects that will result in increased throughput volumes from Delek and third parties. Our prospects for organic growth currently include projects that we expect Delek to undertake, such as constructing new tankage, and that we expect to have an opportunity to purchase from Delek. In addition, our organic growth opportunities will be limited if Delek is unable to acquire new assets for which our execution of organic projects is needed. Additionally, if Delek focuses on other growth areas or does not make capital expenditures to fund the organic growth of its logistics operations, we may not be able to fully execute our growth strategy.

We may not be able to significantly increase our third-party revenue due to competition and other factors, which could limit our ability to grow and may extend our dependence on Delek.

Our ability to increase our third-party revenue is subject to numerous factors beyond our control, including competition from third parties and the extent to which we have available capacity when third-party shippers require it. Under our commercial agreements with Delek, we may not provide service to third parties on our Lion Pipeline System, SALA Gathering System or East Texas Crude Logistics System, or at our Memphis or Big Sandy terminals, without Delek’s consent, subject to limited exceptions. In addition, our ability to obtain third-party customers on our East Texas Crude Logistics System will be dependent on our ability to make connections to third-party facilities and pipelines and we have no current plans to do so. If we do not or are unable to make connections to third-party facilities and pipelines, or if Delek prohibits us from doing so, the throughput on our East Texas Crude Logistics System will be limited to the demand from the Tyler refinery not satisfied by third parties and the availability of crude oil shipped from third-party destinations. Furthermore, to the extent that we have capacity at our refined products terminals available for third-party volumes, competition from other existing or future refined products terminals owned by our competitors may limit our ability to utilize this available capacity.

We can provide no assurance that we will be able to attract material third-party revenues. Our efforts to establish our reputation and attract new unaffiliated customers may be adversely affected by our relationship with Delek and our desire to provide services pursuant to fee-based contracts. Our potential third-party customers may prefer to obtain services under contracts through which we could be required to assume direct commodity exposure.

If we are unable to obtain needed capital or financing on satisfactory terms to fund expansions of our asset base, our ability to make quarterly cash distributions may be diminished or our financial leverage could increase. We do not have any commitment with any of our affiliates to provide any direct or indirect financial assistance to us following the closing of this offering.

In order to expand our asset base, we will need to make expansion capital expenditures. If we do not make sufficient or effective expansion capital expenditures, we will be unable to expand our business operations and may be unable to maintain or raise the level of our quarterly cash distributions. We will be required to use cash from our operations or incur borrowings or sell additional common units or other limited partner interests in order to fund our expansion capital expenditures. Using cash from operations will reduce cash available for distribution to our common unitholders. Our ability to obtain financing or to access the capital markets for future equity or debt offerings may be limited by our financial condition at the time of any such financing or offering as well as the covenants in our debt agreements, general economic conditions and contingencies and uncertainties that are beyond our control. Even if we are successful in obtaining funds for expansion capital expenditures through equity or debt financings, the terms thereof could limit our ability to pay distributions to our common unitholders. In connection with our cash distribution to Delek at the closing of this offering, we have agreed to retain at least $90 million in outstanding debt, either under our credit facility or as a result of certain refinancings thereof, for three years following the closing of this offering. Incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional limited partner interests may result in significant common unitholder dilution and increase the aggregate amount of cash required to maintain the then-current distribution rate, which could materially decrease our ability to pay distributions at the then-current distribution rate.

Delek’s level of indebtedness, the terms of its borrowings and any future credit ratings could adversely affect our ability to grow our business, our ability to make cash distributions to our unitholders and our credit ratings and profile. Our ability to obtain credit in the future and our future credit rating may also be affected by Delek’s level of indebtedness.

Delek has a significant amount of debt. As of June 30, 2012, Delek had total debt of $422.8 million, including current maturities of $111.9 million. In addition to its outstanding debt, as of June 30, 2012, letters of credit issued under Delek’s various credit facilities were $245.4 million. Delek’s significant level of debt could increase its and our vulnerability to general adverse economic and industry conditions and require Delek to dedicate a substantial portion of its cash flow from operations to service its debt and lease obligations, thereby reducing the availability of its cash flow to fund its growth strategy, including capital expenditures, acquisitions and other business opportunities. Furthermore, a higher level of indebtedness at Delek increases the risk that it may default on its obligations, including under its commercial agreements with us. In addition, a substantial portion of Delek’s debt has a variable rate of interest, which increases its exposure to interest rate fluctuations. The covenants contained in the agreements governing Delek’s outstanding and future indebtedness may limit its ability to borrow additional funds for development and make certain investments and may directly or indirectly impact our operations in a similar matter. For example, Delek’s indebtedness requires that any transactions it enters into with us must be on terms no less favorable to Delek than those that could have been obtained with an unrelated person. Furthermore, in the event Delek were to default under certain of its debt obligations, we could be materially adversely affected. We have no control over whether Delek remains in compliance with the provisions of its credit arrangements, except as such provisions may otherwise directly pertain to us. For example, under the agreements governing Delek’s term note with Bank Leumi USA (the “Leumi Note”), Delek Finance, Inc.’s term note with Israel Discount Bank of New York (the “IDB Note”) and Lion Oil’s $100 million term loan credit facility (the “Term Loan Facility”), a mandatory prepayment would be required under such agreements if Delek Group beneficially owns less than 51% of the outstanding capital stock of Delek. As of October 12, 2012, Delek Group beneficially owned approximately 56.7% of Delek’s outstanding capital stock, and neither we nor Delek has the ability to ensure that such ownership remains at or above 51%. If Delek Group’s beneficial ownership of Delek’s outstanding capital stock were to diminish to less than 51%, whether through divestiture, dilution or otherwise, this would result in the mandatory prepayment of the borrowings under the Leumi Note, the IDB Note and the Term Loan Facility. There is also the risk that if Delek were to default under certain of its debt obligations, Delek’s creditors would attempt to assert claims against our assets during the litigation of their claims against Delek. The defense of any such claims could be costly and could materially impact our financial condition, even absent any adverse determination. In the event these claims were successful, our ability to meet our obligations to our creditors, make distributions and finance our operations could be materially adversely affected.

Although we are not contractually bound by and are not liable for Delek’s debt under its credit arrangements, we are indirectly affected by certain prohibitions and limitations contained therein. Specifically, under the terms of certain of its credit arrangements, we expect that Delek will be in default if we incur any indebtedness for borrowed money in excess of $225.0 million at any time outstanding, which amount is subject to increase for certain acquisitions of additional or newly constructed assets and for growth capital expenditures, in each case, net of asset sales, and for certain types of debt, such as debt obligations owed under hedge agreements, intercompany debt of the partnership and our subsidiaries and debt under certain types of contingent obligations. Delek must also comply with certain financial covenants. Please read “Management’s Discussion and Analysis—Capital Resources and Liquidity—Agreements Governing Certain Indebtedness of Delek.” Due to its ownership and control of our general partner, Delek has the ability to prevent us from taking actions that would cause Delek to violate any covenants in its credit arrangements, or otherwise to be in default under any of its credit arrangements. In deciding whether to prevent us from taking any such action, Delek will have no fiduciary duty to us or our unitholders. Delek’s compliance with the covenants in its credit arrangements may restrict our ability to undertake certain actions that might otherwise be considered beneficial, including borrowing under our new credit facility.

Any debt instruments that Delek or any of its affiliates enter into in the future, including any amendments to existing credit facilities, may include additional or more restrictive limitations on Delek that may impact our ability to conduct our business. These additional restrictions could adversely affect our ability to finance our future operations or capital needs or engage in, expand or pursue our business activities.

Delek’s debt is not rated by any credit ratings agencies. If we were to seek a credit rating in the future, our credit rating may be adversely affected by the leverage or any future credit rating of Delek, as credit rating agencies such as Standard & Poor’s Ratings Services and Moody’s Investors Service, Inc. may consider the leverage and credit profile of Delek and its affiliates because of their ownership interest in and control of us and because Delek accounts for a substantial majority of our contribution margin. Any adverse effect on our credit rating would increase our cost of borrowing or hinder our ability to raise financing in the capital markets, which would impair our ability to grow our business and make cash distributions to our unitholders.

Our logistics and marketing operations and Delek’s refining operations are subject to many risks and operational hazards, some of which may result in business interruptions and shutdowns of our or Delek’s facilities and liability for damages. If a significant accident or event occurs that results in business interruption or shutdown, our operations and financial results could be adversely affected.

Our logistics and marketing operations are subject to all of the risks and operational hazards inherent in gathering, transporting and storing crude oil and refined products, including:

•	damages to pipelines and facilities, related equipment and surrounding properties caused by earthquakes, floods, fires, severe weather, explosions and other natural disasters and acts of terrorism;

•

the inability of third-party facilities on which our operations are dependent, including Delek’s facilities, to complete capital projects and to restart timely refining operations following a shutdown;

•	mechanical or structural failures at our facilities or at third-party facilities on which our operations are dependent, including Delek’s facilities;

•	curtailments of operations relative to severe seasonal weather;

•	inadvertent damage to pipelines from construction, farm and utility equipment;

•	constrained pipeline and storage infrastructure; and

•	other hazards.

These risks could result in substantial losses due to personal injury and/or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage, as well as business interruptions or shutdowns of our facilities. Any such event or unplanned shutdown could have a material adverse effect on our business, financial condition and results of operations. In addition, Delek’s refining operations, on which our operations are substantially dependent and over which we have no control, are subject to similar operational hazards and risks inherent in refining crude oil. A significant accident at our facilities or at Delek’s facilities, such as the November 2008 fire at the Tyler refinery, could result in serious injury or death to employees of our general partner or its affiliates or contractors, could expose us to significant liability for personal injury claims and reputational risk and could affect Delek’s ability and/or requirement to satisfy the minimum volume commitments under our commercial agreements.

Our insurance policies do not cover all losses, costs or liabilities that we may experience, and insurance companies that currently insure companies in the energy industry may cease to do so or substantially increase premiums.

We will be insured under the property, liability and business interruption policies of Delek, subject to the deductibles and limits under those policies. To the extent Delek experiences losses under the insurance policies, the limits of our coverage may be decreased. In addition, we are not insured against all potential losses, costs or liabilities. We could suffer losses for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. In addition, because Delek’s business interruption policy does not cover losses for up to the first 45 days of the interruption, a significant part or all of a business interruption loss could be uninsured. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on our business, financial condition and results of operations.

The energy industry is highly capital intensive, and the entire or partial loss of individual facilities or multiple facilities can result in significant costs to both energy industry companies, such as us, and their insurance carriers. In recent years, several large energy industry claims have resulted in significant increases in the level of premium costs and deductible periods for participants in the energy industry. For example, hurricanes in recent years have caused significant damage to several pipelines along the U.S. Gulf Coast. As a result of large energy industry claims, insurance companies that have historically participated in underwriting energy-related facilities may discontinue that practice, may reduce the insurance capacity they are willing to offer or demand significantly higher premiums or deductible periods to cover these facilities. If significant changes in the number or financial solvency of insurance underwriters for the energy industry occur, or if other adverse conditions over which we have no control prevail in the insurance market, we may be unable to obtain and maintain adequate insurance at reasonable cost.

In addition, we cannot assure you that our insurers will renew our insurance coverage on acceptable terms, if at all, or that we will be able to arrange for adequate alternative coverage in the event of non-renewal. The unavailability of full insurance coverage to cover events in which we suffer significant losses could have a material adverse effect on our business, financial condition and results of operations.

A material decrease in the supply, or increase in the price, of crude oil produced in the southern Arkansas and northern Louisiana area could materially reduce the volume of crude oil gathered and transported by our SALA Gathering System, which could adversely affect our financial condition, results of operations, cash flows and ability to make distributions to unitholders.

All southern Arkansas and northern Louisiana area crude oil supplied to the El Dorado refinery is gathered and transported by our SALA Gathering System. In order to maintain or increase refined product production levels at the El Dorado refinery, Delek must continually contract for new crude oil supplies in the southern Arkansas and northern Louisiana area or consider connecting to alternative sources of crude oil, such as crude oil supplied from Texas through third-party pipelines. Adverse developments in the southern Arkansas and northern Louisiana area, including reduced availability of production surrounding our SALA Gathering System or an increase in the price of crude oil supplied in this area, could result in decreased throughput on our SALA Gathering System, because this area is the sole source of crude oil for our SALA Gathering System. Reserves in this area could be lower than we currently anticipate, and production may decline faster than we currently project. Accordingly, in addition to general industry risks related to gathering and transporting crude oil, we are disproportionately exposed to risks in the southern Arkansas and northern Louisiana area, including:

•	reduced development and production associated with depressed commodity prices;

•	volatility and uncertainty of regional pricing differentials;

•	lack of drilling activity;

•	the availability of drilling rigs for producers;

•	weather-related curtailment of operations by producers and disruptions to gathering and transportation operations;

•	the nature and extent of governmental regulation and taxation; and

•	the anticipated future prices of crude oil and of refined products in markets that the El Dorado refinery serves.

Furthermore, the development of third-party crude oil gathering systems in the southern Arkansas and northern Louisiana area could disproportionately impact our SALA Gathering System, should producers ship on competing systems or using alternative methods, thereby impacting the price and availability of crude oil to be transported to the El Dorado refinery by our SALA Gathering System. If, as a result of any of these or other factors, the volume of attractively priced crude oil available to the El Dorado refinery is materially reduced for a prolonged period of time, the volume of crude oil gathered and transported by our SALA Gathering System and the related fees could be materially reduced, which could adversely affect our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

If third-party pipelines, terminals or other facilities interconnected to our pipeline systems or terminals become partially or fully unavailable, our financial condition, results of operations, cash flows and ability to make distributions to our unitholders could be adversely affected.

Our pipelines and terminals connect to other pipelines, terminals and facilities owned and operated by unaffiliated third parties, including ExxonMobil Corporation, Chevron Corporation, Enterprise Products Partners L.P. and others. The continuing operation of such third-party pipelines, terminals and other facilities is not within our control. For example:

•	all of the southbound volumes to be shipped on our Paline Pipeline System are delivered through a third party terminal;

•

the temporary suspension of crude oil shipments on a damaged pipeline owned by a third-party operator that began in April 2012 continues to cause volumes on our Lion Pipeline System to be below historical volumes; and

•	our Big Sandy terminal is currently not operational because a pipeline owned by a third party which is necessary for the use of the terminal is out of service.

These pipelines, terminals and other facilities may become unavailable because of testing, turnarounds, line repair, reduced operating pressure, lack of operating capacity, regulatory requirements, curtailments of receipt or deliveries due to insufficient capacity or because of damage from hurricanes or other operational hazards. In addition, we do not have interconnect agreements with all of these pipelines, terminals and other facilities and the interconnect agreements we do have may be terminated in certain circumstances and on short notice. If any of these pipelines, terminals or other facilities become unable to receive or transport crude oil or refined products, we may be unable to perform our obligations under our commercial agreements with Delek and third parties, and our financial condition, results of operations, cash flows and ability to make distributions to our unitholders could be adversely affected.

Similarly, if additional shippers begin transporting volumes of refined products or crude oil over interconnecting pipelines, the allocations to us and other existing shippers on these interconnecting pipelines could be reduced, which could also reduce volumes distributed through our terminals or transported through our crude oil pipelines. Allocation reductions of this nature are not infrequent and are beyond our control. Any significant reduction in volumes would adversely affect our revenues and cash flow and our ability to make distributions to our unitholders.

An interruption or termination of supply and delivery of refined products to our wholesale marketing business could result in a decline in our sales and profitability.

In our west Texas wholesale marketing business, we sell refined products produced by refineries owned by unaffiliated third parties. In 2011, we received substantially all of our supply of refined products for our west Texas wholesale business from two suppliers, Noble Petro and Magellan. We could experience an interruption or termination of supply or delivery of refined products if our suppliers partially or completely ceased operations, temporarily or permanently, or ceased to supply us with refined products for any reason. The ability of these refineries and our suppliers to supply refined products to us could be disrupted by anticipated events such as scheduled upgrades or maintenance, as well as events beyond their control, such as unscheduled maintenance, fires, floods, storms, explosions, power outages, accidents, acts of terrorism or other catastrophic events, labor difficulties and work stoppages, governmental or private party litigation, or legislation or regulation that adversely impacts refinery operations. A reduction in the volume of refined products supplied to our wholesale business would adversely affect our sales and profitability.

Fluctuations in the prices of refined petroleum products that we purchase and sell in our west Texas wholesale marketing business could materially affect our results of operations.

In our west Texas wholesale marketing business, for the year ended December 31, 2011 and the six months ended June 30, 2012, approximately 33.8% and 35.0%, respectively, of the refined products we resold to our customers were purchased under our agreement with Magellan. Significant fluctuations in market prices of these products during the period between our purchase from Magellan and subsequent resale to customers could result in losses or lower profits from these activities, thereby reducing the amount of cash we generate and our ability to pay cash distributions. Additionally, significant fluctuations in market prices of these refined products could result in significant unrealized gains or losses to the extent we enter into transactions to hedge our commodity exposure. To the extent these transactions have not been designated as hedges for accounting purposes, the associated non-cash unrealized gains and losses would directly impact our results of operations.

We are exposed to the credit risks, and certain other risks, of our key customers, including Delek, and any material nonpayment or nonperformance by our key customers could reduce our ability to make distributions to our unitholders.

We are subject to risks of loss resulting from nonpayment or nonperformance by our customers. Any material nonpayment or nonperformance by our key customers, including Delek, could reduce our ability to make distributions to our unitholders.

If any of our key customers default on their obligations to us, our financial results could be adversely affected. Furthermore, some of our customers may be highly leveraged and subject to their own operating and regulatory risks. Any loss of our key customers, including Delek, could reduce our ability to make distributions to our unitholders.

Restrictions in our new revolving credit facility could adversely affect our business, financial condition, results of operations and ability to make quarterly cash distributions to our unitholders.

We expect to enter into a new revolving credit facility in connection with the closing of this offering. Our new credit facility will limit our ability to, among other things:

•	incur or guarantee additional debt;

•	incur certain liens on assets;

•	dispose of assets;

•	make certain cash distributions or redeem or repurchase units;

•	change the nature of our business;

•	engage in certain mergers or acquisitions;

•	make certain investments and acquisitions; and

•	enter into non arms-length transactions with affiliates.

Our new credit facility will contain covenants requiring us to maintain certain financial ratios. Our ability to meet those financial ratios can be affected by events beyond our control, and we cannot assure you that we will meet those ratios. In addition, our credit facility will contain events of default customary for agreements of this nature, including the occurrence of a change of control (which will occur if, among other things, (i) Delek ceases to own and control legally and beneficially at least 51% of the equity interests of our general partner, (ii) Delek Logistics GP, LLC ceases to be our general partner or (iii) we fail to own and control legally and beneficially 100% of the equity interests of any other borrower under our credit facility, unless otherwise permitted thereunder).

The provisions of our new credit facility may affect our ability to obtain future financing and pursue attractive business opportunities and our flexibility in planning for, and reacting to, changes in business conditions. In addition, a failure to comply with the provisions of our new credit facility could result in a default or an event of default that could enable our lenders to declare the outstanding principal of that debt, together with accrued and unpaid interest and other outstanding amounts, to be immediately due and payable. Such event of default would also permit our lenders to foreclose on our assets serving as collateral for our obligations under the credit facility. If the payment of our debt is accelerated, our assets may be insufficient to repay such debt in full, and our unitholders could experience a partial or total loss of their investment. The new credit facility will also have cross default provisions that apply to any other material indebtedness we may have. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—New Revolving Credit Facility.”

Our future debt levels may limit our flexibility to obtain financing and to pursue other business opportunities.

Following this offering, we will have the ability to incur debt, subject to limitations in our new revolving credit facility. Our level of debt could have important consequences to us, including the following:

•

our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	our funds available for operations, future business opportunities and distributions to unitholders will be reduced by that portion of our cash flow required to make payments on our debt;

•	we may be more vulnerable to competitive pressures or a downturn in our business or the economy generally; and

•	our flexibility in responding to changing business and economic conditions may be limited.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets or seeking additional equity capital. We may not be able to effect any of these actions on satisfactory terms or at all.

Increases in interest rates could adversely impact the price of our common units, our ability to issue equity or incur debt for acquisitions or other purposes and our ability to make cash distributions at our intended levels.

Interest rates on future credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. As with other yield-oriented securities, our unit price is impacted by the level of our cash distributions and implied distribution yield. The distribution yield is often used by investors to compare and rank yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our common units, and a rising interest rate environment could have an adverse impact on the price of our common units, our ability to issue equity or incur debt for acquisitions or other purposes and our ability to make cash distributions at our intended levels.

Significant portions of our pipeline systems have been in service for several decades. There could be service interruptions due to unknown events or conditions or increased maintenance or repair expenses and downtime associated with our pipelines that could have a material adverse effect on our business and results of operations.

Significant portions of our pipeline systems and our SALA Gathering System have been in service for several decades. The age and condition of our systems could result in increased maintenance or repair expenditures, and any downtime associated with increased maintenance and repair activities could materially reduce our revenue. Any significant increase in maintenance and repair expenditures or loss of revenue due to the age or condition of our systems could adversely affect our business and results of operations and our ability to make cash distributions to our unitholders.

Our right of first offer to acquire certain of Delek’s existing logistics assets and certain assets that it may acquire or construct in the future is subject to risks and uncertainty, and ultimately we may not acquire any of those assets.

Our omnibus agreement provides us with a right of first offer for a period of ten years after the closing of this offering on certain of Delek’s existing logistics assets and certain assets that it may acquire or construct in the future, subject to certain exceptions. The consummation and timing of any future acquisitions pursuant to this right will depend upon, among other things, Delek’s willingness to offer subject assets for sale and obtain any necessary consents, our ability to negotiate acceptable purchase agreements and commercial agreements with respect to such assets and our ability to obtain financing on acceptable terms. We can offer no assurance that we will be able to successfully consummate any future acquisitions pursuant to our right of first offer, and Delek is under no obligation to accept any offer that we may choose to make. In addition, we may decide not to exercise our right of first offer if and when any assets are offered for sale, and our decision will not be subject to unitholder approval. In addition, our right of first offer may be terminated by Delek at any time in the event that it no longer controls our general partner. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Right of First Offer.”

If we are unable to make acquisitions on economically acceptable terms from Delek or third parties, our future growth would be limited, and any acquisitions we may make may reduce, rather than increase, our cash flows and ability to make distributions to unitholders.

A portion of our strategy to grow our business and increase distributions to unitholders is dependent on our ability to make acquisitions that result in an increase in cash flow. If we are unable to make acquisitions from Delek or third parties, because we are unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts, we are unable to obtain financing for these acquisitions on economically acceptable terms, we are outbid by competitors or we or the seller are unable to obtain any necessary consents, our future growth and ability to increase distributions to unitholders will be limited. Furthermore, even if we do consummate acquisitions that we believe will be accretive, they may in fact result in a decrease in cash flow. Any acquisition involves potential risks, including, among other things:

•	mistaken assumptions about revenues and costs, including synergies;

•	the assumption of unknown liabilities;

•	limitations on rights to indemnity from the seller;

•	mistaken assumptions about the overall costs of equity or debt;

•	the diversion of management’s attention from other business concerns;

•	unforeseen difficulties operating in new product areas or new geographic areas; and

•	customer or key employee losses at the acquired businesses.

If we consummate any future acquisitions, our capitalization and results of operations may change significantly, and unitholders will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of these funds and other resources.

We may be unsuccessful in integrating the operations of the assets we have acquired or of any future acquisitions with our existing operations, and in realizing all or any part of the anticipated benefits of any such acquisitions.

From time to time, we evaluate and acquire assets and businesses that we believe complement our existing assets and businesses. Acquisitions may require substantial capital or the incurrence of substantial indebtedness. Our capitalization and results of operations may change significantly as a result of future acquisitions. Acquisitions and business expansions involve numerous risks, including difficulties in the assimilation of the assets and operations of the acquired businesses, inefficiencies and difficulties that arise because of unfamiliarity with new assets and the businesses associated with them and new geographic areas and the diversion of management’s attention from other business concerns. Further, unexpected costs and challenges may arise whenever businesses with different operations or management are combined, and we may experience unanticipated delays in realizing the benefits of an acquisition. Also, following an acquisition, we may discover previously unknown liabilities associated with the acquired business or assets for which we have no recourse under applicable indemnification provisions.

We may incur significant costs and liabilities as a result of pipeline integrity management program testing and related repairs.

Certain of our pipeline facilities are subject to the pipeline safety regulations of the Pipeline and Hazardous Materials Safety Administration (PHMSA) at the U.S. Department of Transportation (DOT). PHMSA regulates the design, construction, testing, operation, maintenance and emergency response of crude oil, petroleum products and other hazardous liquid pipeline facilities under 49 C.F.R. Part 195.

Pursuant to the Pipeline Safety Improvement Act of 2002, as reauthorized and amended by the Pipeline Inspection, Protection, Enforcement and Safety Act of 2006 (PIPES Act), PHMSA has adopted regulations requiring pipeline operators to develop integrity management programs for hazardous liquids pipelines located where a leak or rupture could affect “high consequence areas,” which are populated or environmentally sensitive areas. Pursuant to the PIPES Act, PHMSA issued regulations on May 5, 2011, that would, with limited exceptions, subject all low-stress hazardous liquids pipelines, regardless of location or size, to PHMSA’s pipeline safety regulations and would subject those low-stress hazardous liquids pipelines within one half mile of an environmentally sensitive area to the integrity management requirements. The integrity management regulations require operators, including us, to:

•	perform ongoing assessments of pipeline integrity;

•	identify and characterize applicable threats to pipeline segments that could impact a high consequence area;

•	maintain processes for data collection, integration and analysis;

•	repair and remediate pipelines as necessary; and

•	implement preventive and mitigating actions.

We may incur significant costs and liabilities associated with compliance with the pipeline safety regulations and any corresponding repair, remediation, preventative or mitigation measures required for our non-exempt pipeline facilities, including lost cash flows resulting from shutting down our pipelines during the pendency of such repairs.

Moreover, changes to pipeline safety laws and regulations that result in more stringent or costly safety standards could have a significant adverse effect on us and similarly situated midstream operators. On January 3, 2012, President Obama signed the Pipeline Safety, Regulatory Certainty, and Job Creation Act of 2011, which increases the maximum civil penalties for pipeline safety administrative enforcement actions; requires the Secretary of Transportation to study and report on the expansion of integrity management requirements, the sufficiency of existing gathering line regulations to ensure safety, and the use of leak detection systems by hazardous liquid pipelines; requires pipeline operators to verify their records on maximum allowable operating pressure; and imposes new emergency response and incident notification requirements. The provisions of this Act and other changes to pipeline safety laws and regulations could require us to pursue additional capital projects or conduct maintenance programs on an accelerated basis, any or all of which requirements could result in our incurring increased operating costs that could be significant and have a material adverse effect on our financial position or results of operations.

In addition, many states have adopted regulations similar to existing DOT regulations for hazardous liquids pipelines within their state. These regulations can apply to pipeline facilities exempt from PHMSA jurisdiction as well as intrastate pipeline facilities subject to PHMSA jurisdiction, but for which the state has been certified by PHMSA to inspect, regulate and enforce the regulations for the intrastate facilities.

Should we fail to comply with PHMSA regulations, we could be subject to penalties and fines.

Our expansion of existing assets and construction of new assets may not result in revenue increases and will be subject to regulatory, environmental, political, legal and economic risks, which could adversely affect our operations and financial condition.

A portion of our strategy to grow and increase distributions to unitholders is dependent on our ability to expand existing assets and to construct additional assets. We have no material commitments for expansion or construction projects as of the date of this prospectus. The construction of a new pipeline or terminal or the expansion of an existing pipeline or terminal involves numerous regulatory, environmental, political and legal uncertainties, most of which are beyond our control. If we undertake these types of projects, they may not be completed on schedule or at all or at the budgeted cost. Moreover, we may not receive sufficient long-term contractual commitments from customers to provide the revenue needed to support such projects. Even if we receive such commitments, we may not realize an increase in revenue for an extended period of time. For instance, if we build a new pipeline, the construction will occur over an extended period of time, and we will not receive any material increases in revenues until after completion of the project. Moreover, we may construct facilities to capture anticipated future growth in production in a region or gain access to crude supplies at lower costs and such growth or access may not materialize. As a result, new facilities may not be able to attract enough throughput to achieve our expected investment return, which could adversely affect our results of operations and financial condition and our ability to make distributions to our unitholders.

We do not own all of the land on which our pipelines and facilities are located, which could result in disruptions to our operations.

We do not own all of the land on which our pipelines and terminal facilities have been constructed, and we are therefore subject to the possibility of more onerous terms and/or increased costs to retain necessary land use if we do not have valid rights-of-way, if such rights-of-way lapse or terminate or if our facilities are not properly located within the boundaries of such rights-of-way. Although many of these rights are perpetual in nature, we occasionally obtain the rights to construct and operate our pipelines on land owned by third parties and governmental agencies for a specific period of time. If we are unsuccessful in renegotiating rights-of-way, we may have to relocate our facilities. A loss of rights-of-way or a relocation could have a material adverse effect on our business, financial condition, results of operations and cash flows and our ability to make distributions to our unitholders.

Whether we have the power of eminent domain for our pipelines varies from state to state, depending upon the type of pipeline (for example, crude oil or refined products) and the laws of the particular state. In either case, we must compensate landowners for the use of their property and, in eminent domain actions, such compensation may be determined by a court. Our inability to exercise the power of eminent domain could negatively affect our business if we were to lose the right to use or occupy the property on which our pipelines are located.

We operate in a highly regulated industry and increased costs of compliance with, or liability for violation of, existing or future laws, regulations and other requirements could significantly increase our costs of doing business, thereby adversely affecting our profitability.

Our industry is subject to extensive laws, regulations and other requirements including, but not limited to, those relating to the environment, safety, pipeline tariffs, employment, labor, immigration, minimum wages and overtime pay, health care and benefits, working conditions, public accessibility and other requirements. These laws and regulations are enforced by federal agencies including the EPA, the DOT, PHMSA, the Federal Motor Carrier Safety Administration, or FMCSA, the Occupational Safety and Health Act, or OSHA, and the Federal Energy Regulatory Commission, or FERC, and state agencies such as the Texas Commission on Environmental Quality, the Railroad Commission of Texas, the Arkansas Department of Environmental Quality and the Tennessee Department of Environment and Conservation as well as numerous other state and federal agencies. Ongoing compliance with, or a violation of, these laws, regulations and other requirements could have a material adverse effect on our business, financial condition and results of operations.

We believe that our operations are in substantial compliance with applicable laws and regulations. However, these laws and regulations, and the interpretation or enforcement thereof, are subject to frequent change by regulatory authorities, and we are unable to predict the ongoing cost to us of complying with these laws and regulations or the future impact of these laws and regulations on our operations. Violation of environmental laws, regulations and permits can result in the imposition of significant administrative, civil and criminal penalties, injunctions and construction bans or delays.

Under various federal, state and local environmental requirements, as the owner or operator of terminals and pipelines, we may be liable for the costs of removal or remediation of contamination at our existing locations, whether we knew of, or were responsible for, the presence of such contamination. We have incurred such liability in the past and some of our locations are the subject of ongoing remediation and/or monitoring projects. The failure to timely report and properly remediate contamination may subject us to liability to third parties and may adversely affect our ability to sell or rent our property or to borrow money using our property as collateral. Additionally, we may be liable for the costs of remediating third-party sites where hazardous substances from our operations have been transported for treatment or disposal, regardless of whether we own or operate that site. In the future, we may incur substantial expenditures for investigation or remediation of contamination that has not yet been discovered at our current or former locations or locations that we may acquire.

A discharge of hydrocarbons or hazardous substances into the environment could, to the extent the event is not insured, subject us to substantial expense, including the cost to comply with applicable laws and regulations, fines and penalties, natural resource damages and claims made by employees, neighboring landowners and other third parties for personal injury and property damage. We may experience future catastrophic sudden or gradual releases into the environment from our pipelines and terminals or discover historical releases that were previously unidentified or not assessed. Although our inspection and testing programs are designed, to prevent, detect and address these releases promptly, damages and liabilities incurred due to any future environmental releases from our assets, have the potential to substantially affect our business. Such discharges could also subject us to media and public scrutiny that could have a negative effect on the value of our common units.

Environmental regulation is becoming more stringent, and new environmental laws and regulations are continuously being enacted or proposed and interpretations of existing requirements change from time to time. While it is impractical to predict the impact that future environmental, health and safety requirements or changed interpretations of existing requirements may have, such future activity may result in material expenditures to ensure our continued compliance. Such future activity could also adversely affect our ability to expand production, result in damaging publicity about us, or reduce demand for our products.

We could incur substantial costs or disruptions in our business if we cannot obtain or maintain necessary permits and authorizations or otherwise comply with health, safety, environmental and other laws and regulations.

Our operations require numerous permits and authorizations under various laws and regulations. These authorizations and permits are subject to revocation, renewal or modification and can require operational changes to limit impacts or potential impacts on the environment and/or health and safety. A violation of authorization or permit conditions or other legal or regulatory requirements could result in substantial fines, criminal sanctions, permit revocations, injunctions, and/or facility shutdowns. In addition, major modifications of our operations could require modifications to our existing permits or upgrades to our existing pollution control equipment. Any or all of these matters could have a negative effect on our business, results of operations and cash flows.

Climate change legislation or regulations restricting emissions of greenhouse gases could result in increased operating and capital costs and reduced demand for our products and the services we provide.

In December 2009, the EPA published its findings that emissions of greenhouse gases, or GHGs, present a danger to public health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the Earth’s atmosphere and other climatic conditions. Based on these findings, the EPA adopted two sets of regulations that restrict emissions of GHGs under existing provisions of the federal Clean Air Act, including one that requires a reduction in emissions of GHGs from motor vehicles and another that regulates GHG emissions from certain large stationary sources under the Clean Air Act Prevention of Significant Deterioration (“PSD”) and Title V permitting programs. In addition, EPA expanded its existing GHG emissions reporting rule to include onshore oil and natural gas processing, transmission, storage, and distribution activities, beginning in 2012 for emissions occurring in 2011. Congress has also from time to time considered legislation to reduce emissions of GHGs. Although it is not possible to predict the requirements of any GHG legislation that may be enacted, any laws or regulations that may be adopted to restrict or reduce GHG emissions may require us to incur increased operating costs. If we are unable to maintain sales of our refined products at a price that reflects such increased costs, there could be a material adverse effect on our business, financial condition and results of operations. Further, any increase in the prices of refined products resulting from such increased costs could have a material adverse effect on our business, financial condition or results of operations. Moreover, GHG regulation could also impact the consumption of refined products, thereby affecting the demand for our services.

In 2010, the EPA and the National Highway Transportation Safety Administration (NHTSA) finalized new standards, raising the required Corporate Average Fuel Economy, or CAFE, standard of the nation’s passenger fleet by 40% to approximately 35 miles per gallon by 2016 and imposing the first-ever federal GHG emissions standards on cars and light trucks. In September 2011, the EPA and the Department of Transportation finalized first-time standards for fuel economy of medium and heavy duty trucks. On August 28, 2012, the EPA and NHTSA announced final regulations that mandated further decreases in passenger vehicle GHG emissions and increases in fuel economy beginning with 2017 model year vehicles and increasing to the equivalent of 54.5 miles per gallon by 2025. Such increases in fuel economy standards and potential electrification of the vehicle fleet, along with mandated increases in use of renewable fuels discussed above, could result in decreasing demand for petroleum fuels. Decreasing demand for petroleum fuels could materially affect profitability at Delek’s refineries and convenience stores, which could adversely impact our business, results of operations and cash flows.

Our operations are subject to federal and state laws and regulations relating to product quality specifications, and we could be subject to damages based on claims brought against us by our customers or lose customers as a result of the failure of products we distribute to meet certain quality specifications.

Various federal and state agencies prescribe specific product quality specifications for refined products, including vapor pressure, sulfur content, ethanol content and biodiesel content. Changes in product quality specifications or blending requirements could reduce our throughput volume, require us to incur additional handling costs or require capital expenditures. For example, mandated increases in use of renewable fuels could require the construction of additional storage and blending equipment. If we are unable to recover these costs through increased revenues, our cash flows and ability to pay cash distributions to our unitholders could be adversely affected. Violations of product quality laws attributable to our operations could subject us to significant fines and penalties as well as negative publicity. In addition, changes in the product quality of the products we receive on our pipeline system could reduce or eliminate our ability to blend products.

We have a responsibility to ensure the quality and purity of the products loaded at our loading racks. Off specification product distributed for public use, even if not a violation of specific product quality laws, could result in poor engine performance or even engine damage. This type of incident could result in liability claims regarding damages caused by the off specification fuel or could result in negative publicity, impacting our ability to retain existing customers or to acquire new customers, any of which could have a material adverse impact on our results of operations and cash flows.

If we lose any of our key personnel, our ability to manage our business and continue our growth could be negatively impacted.

Our future performance depends to a significant degree upon the continued contributions of our senior management team and key technical personnel. We do not currently maintain key person life insurance policies for any of our senior management team. The loss or unavailability to us of any member of our senior management team or a key technical employee could significantly harm us. We face competition for these professionals from our competitors, our customers and other companies operating in our industry. To the extent that the services of members of our senior management team and key technical personnel would be unavailable to us for any reason, we would be required to hire other personnel to manage and operate our business and to develop our products and technology.

We cannot assure you that we would be able to locate or employ such qualified personnel on acceptable terms or at all.

A terrorist attack on our assets, or threats of war or actual war, may hinder or prevent us from conducting our business.

Terrorist attacks in the United States, as well as events occurring in response or similar to or in connection with them, including political instability in various Middle Eastern countries, may harm our business. Energy-related assets (which could include pipelines and terminals such as ours) may be at greater risk of future terrorist attacks than other possible targets in the United States. In addition, the State of Israel, where Delek Group is based, has suffered armed conflicts and political instability in recent years. We may be more susceptible to terrorist attack as a result of our connection to an Israeli owner. In the future, certain of the directors of our general partner may reside in Israel.

A direct attack on our assets, Delek’s assets or the assets of others used by us could have a material adverse effect on our business, financial condition and results of operations. In addition, any terrorist attack or continued political instability in the Middle East could have an adverse impact on energy prices, including prices for the crude oil and other feedstocks we transport and refined petroleum products, and an adverse impact on the margins from our operations. Disruption or significant increases in energy prices could also result in government-imposed price controls.

Further, changes in the insurance markets attributable to terrorist attacks could make certain types of insurance more difficult for us to obtain. Moreover, the insurance that may be available to us may be significantly more expensive than our existing insurance coverage. Instability in the financial markets as a result of terrorism or war could also affect our ability to raise capital including our ability to repay or refinance debt.

Our customers’ operating results are seasonal and generally lower in the first and fourth quarters of the year. Our customers depend on favorable weather conditions in the spring and summer months.

Demand for gasoline is generally higher during the summer months than during the winter months due to seasonal increases in motor vehicle traffic. As a result, our customers’ operating results are generally lower for the first and fourth quarters of each year. Unfavorable weather conditions during the spring and summer months and a resulting lack of the expected seasonal upswings in traffic and sales could adversely affect our customers’ business, financial condition and results of operations, which may adversely affect our business, financial conditions and results of operations.

Our exposure to direct commodity price risk may increase in the future. We may incur losses as a result of our forward contract activities and derivative transactions.

Although we intend to enter into fixed-fee contracts with new transportation and terminalling customers in the future, our efforts to obtain such contractual terms may not be successful. In addition, we may acquire or develop additional midstream assets in the future that do not provide services primarily based on capacity reservation charges or other fixed-fee arrangements and therefore have a greater exposure to fluctuations in commodity price risk than our current operations. Increased future exposure to the volatility of commodity prices could have a material adverse effect on our business, financial condition, results of operations and ability to make quarterly cash distributions to our unitholders.

As a result of any future increased exposure to the volatility of commodity prices, we may use derivative financial instruments, such as fuel-related derivative transactions, interest rate swaps and interest rate cap agreements, to partially mitigate the risk of various financial exposures inherent in our business. In connection with such derivative transactions, we may be required to make payments to maintain margin accounts and to settle the contracts at their value upon termination. The maintenance of required margin accounts and the settlement of derivative contracts at termination could cause us to suffer losses or limited gains. In particular, derivative transactions could expose us to the risk of financial loss upon unexpected or unusual variations in the sales price of wholesale gasoline. We cannot assure you that the strategies underlying these transactions will be successful. If any of the instruments we utilize to manage our exposure to various types of risk is not effective, we may incur losses.

The adoption of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, could have an adverse effect on our ability to use derivatives to reduce the effect of commodity price risk, interest rate and other risks associated with our business.

The U.S. Congress adopted comprehensive financial reform legislation that, among other things, establishes comprehensive federal oversight and regulation of over-the-counter derivatives and many of the entities that participate in that market. Although the Dodd-Frank Act was enacted on July 21, 2010, the Commodity Futures Trading Commission, or CFTC, and the SEC, along with certain other regulators, must promulgate final rules and regulations to implement many of its provisions relating to over-the-counter derivatives. While some of these rules have been finalized, others have not and, as a result, the final form and timing of the implementation of the new regulatory regime affecting commodity derivatives remains uncertain.

In particular, on October 18, 2011, the CFTC adopted final rules under the Dodd-Frank Act establishing position limits for certain energy commodity futures and options contracts and economically equivalent swaps, futures and options. The position limit levels set the maximum amount of covered contracts that a trader may own or control separately or in combination, net long or short. The final rules also contain limited exemptions from position limits which will be phased in over time for certain bona fide hedging transactions and positions that were established in good faith before the initial limits become effective. On December 2, 2011, the International Swaps and Derivatives Association, Inc. and the Securities Industry and Financial Markets Association filed a legal challenge to the final rules, claiming, among other things, that the rules may adversely impact commodities markets and market participants, including end-users, by reducing liquidity and increasing price volatility. In response to this legal challenge, the position limits rules were vacated by a Federal court on September 28, 2012, and the CFTC could appeal that decision and/or re-promulgate the rules in a manner that addresses the defects identified by the court.

If these position limits rules go into effect in the future, the timing of implementation of the final rules on position limits, and their applicability to, and impact on, us remain uncertain, and there can be no assurance that they will not have a material adverse impact on us by affecting the prices of or market for commodities relevant to our operations and/or by reducing the availability to us of commodity derivatives.

The Dodd-Frank Act also imposes a number of other new requirements on certain over-the-counter derivatives and subjects certain swap dealers and major swap participants to significant new regulatory requirements, which in certain cases may cause them to conduct their activities through new entities that may not be as creditworthy as our current counterparties, all of which may have a material adverse effect on us. The impact of this new regulatory regime on the availability, pricing and terms and conditions of commodity derivatives remains uncertain, but there can be no assurance that it will not have a materially adverse effect on our ability to hedge our exposure to commodity prices.

In addition, under Dodd-Frank swap dealers and major swap participants will be required to collect initial and variation margin from certain end-users of over-the-counter derivatives, and requires many trades that are currently done bilaterally to be cleared through a clearing house. The rules implementing many of these requirements have not all been finalized and therefore the timing of their implementation and their applicability to us remains uncertain. Depending on the final rules ultimately adopted, we might in the future be required to post collateral for some or all of our derivative transactions, which could reduce our ability to use our cash or other assets for capital expenditures or other partnership purposes and reduce our ability to execute strategic hedges to reduce commodity price uncertainty and protect cash flows.

We rely on information technology in our operations, and any material failure, inadequacy or interruption of that technology could harm our business.

We inherited information technology systems and controls that monitor the movement of petroleum products through our pipeline systems. Information technology system failures, network disruptions (whether intentional by a third party or due to natural disaster), breaches of network or data security, or disruption or failure of the network system used to monitor and control pipeline operations could result in environmental damage, operational disruptions, regulatory enforcement or private litigation. Our computer systems, including our back-up systems, could be damaged or interrupted by power outages, computer and telecommunications failures, computer viruses, internal or external security breaches, events such as fires, earthquakes, floods, tornadoes and hurricanes, or errors by our employees. Further, the failure of any of our systems to operate effectively, or problems we may experience with transitioning to upgraded or replacement systems, could significantly harm our business and operations and cause us to incur significant costs to remediate such problems. There can be no assurance that a system failure or data security breach will not have a material adverse effect on our financial condition and results of operations.

Transportation on certain of our pipelines is subject to federal or state rate and service regulation, and the imposition and/or cost of compliance with such regulation could adversely affect our operations and cash flows available for distribution to our unitholders.

The rates and terms and conditions of service on certain of our pipelines are subject to regulation by the FERC under the Interstate Commerce Act, or ICA, or by the state regulatory commissions in the states in which we transport crude oil and refined products, including the Railroad Commission of Texas, the Louisiana Public Service Commission, and the Arkansas Public Service Commission.

We intend to file tariffs with the FERC for service on the SALA Gathering System and the Lion Pipeline System and to have such tariffs on file and in effect, subject to FERC acceptance, at the closing of this offering. The FERC regulates interstate transportation under the ICA, the Energy Policy Act of 1992, or EP Act 1992, and the rules and regulations promulgated under those laws. The ICA and its implementing regulations require that tariff rates and terms and conditions of service for interstate service on oil pipelines, including pipelines that transport crude oil and refined products in interstate commerce (collectively referred to as “petroleum pipelines”), be just and reasonable and not unduly discriminatory or preferential. The ICA also requires that such rates and terms and conditions of service be filed with the FERC. Under the ICA, shippers may challenge new or existing rates or services. The FERC is authorized to suspend the effectiveness of a challenged rate that has not yet become effective for up to seven months, though rates are typically not suspended for the maximum allowable period. If the FERC determines that a protested rate is unjust and unreasonable, the FERC will order refunds of amounts charged in excess of the just and reasonable rate. If the FERC determines that a rate challenged by complaint is unjust and unreasonable, reparations may be due for two years prior to the date of the complaint. If any challenge were successful, among other things, the rates that we charge under the tariffs that we intend to file could be reduced and such reductions could have a material adverse effect on our business, results of operations, financial condition and ability to make quarterly cash distributions to our unitholders.

The FERC currently permits, but does not require, regulated pipelines to increase their rates by a percentage factor equal to the change in the producer price index for finished goods plus 2.65 percent. Application of this index factor establishes a maximum allowable rate. Interested parties are permitted to protest a proposed index rate increase, and we cannot guarantee that the FERC will accept any such proposed increase if it is protested. In the event the index factor decreases in a given year, we may be required to reduce our rates if they exceed the new maximum allowable rate. The FERC’s indexing methodology is subject to review every five years; the current methodology will remain in place through June 30, 2016. Application of the FERC’s current or any revised indexing methodology may be insufficient to allow us to recover our actual increases in costs. If application of the indexing methodology does not permit a pipeline to recover its costs, the FERC’s regulations generally permit the pipeline to request a rate increase based on its actual cost of service. We cannot guarantee that any such proposed rate increase would be accepted.

The FERC has granted a waiver of the tariff filing and reporting requirements imposed by the FERC under the ICA for the East Texas Crude Logistics System. The East Texas Crude Logistics System remains subject to the FERC’s jurisdiction under the ICA and is subject to the requirement to maintain books and records in accordance with FERC accounting requirements; we intend to comply with that requirement. If the facts upon which the waiver is based change materially (for example, if an unaffiliated shipper seeks access to our pipelines), the FERC typically requires that pipelines inform the FERC, which may result in revocation of the waiver. If the FERC in the future revokes the waiver, we will be required, among other things, to file tariffs for service on the East Texas Crude Logistics System. If we file tariffs, we may be required to provide a cost justification for the transportation charge. We would also be required to provide service to all prospective shippers making reasonable requests for service without undue discrimination and to operate in a manner that does not provide any undue preference to shippers. The rates under such tariffs may be insufficient to allow us to recover fully our cost of providing service on the affected pipelines, which could adversely affect our business, financial condition and results of operations. In addition, regulation by the FERC may subject us to potentially burdensome and expensive operational, reporting and other requirements.

The Federal Trade Commission, the FERC and the CFTC hold statutory authority to monitor certain segments of the physical and futures energy commodities markets. These agencies have imposed broad regulations prohibiting fraud and manipulation of such markets. With regard to our physical sales of oil or other energy commodities, and any related hedging activities that we undertake, we are required to observe the market-related regulations enforced by these agencies, which hold substantial enforcement authority. Failure to comply with such regulations, as interpreted and enforced, could have a material adverse effect on our business, results of operations, and financial condition.

While the FERC regulates rates and terms and conditions of service for transportation of crude oil or refined products in interstate commerce by pipeline, state agencies may regulate rates terms and conditions of service for liquids pipeline transportation in intrastate commerce. There is not a clear boundary between transportation service provided in interstate commerce, which is regulated by the FERC, and transportation service provided in intrastate commerce, which is not regulated by the FERC. Such determinations are highly fact-dependent and are made on a case-by-case basis. We cannot provide assurance that the FERC will not at some point assert that some or all of the transportation service we provide is within its jurisdiction. If the FERC were successful with any such assertion, the FERC’s ratemaking methodologies may subject us to potentially burdensome and expensive operational, reporting and other requirements. We own pipeline assets in Texas, Arkansas, and Louisiana. In Texas, a pipeline, with some exceptions, is required to operate as a common carrier by publishing tariffs and providing transportation without discrimination. Arkansas provides that all intrastate oil pipelines are common carriers, but it exercises light-handed regulation over crude oil and refined products pipelines. In Louisiana, all pipelines conveying petroleum from a point of origin within the state to a destination within the state are declared common carriers. The Louisiana Public Service Commission is empowered with the authority to establish reasonable rates and regulations for the transport of petroleum by a common carrier, mandating public tariffs and providing of transportation without discrimination. State commissions have generally not been aggressive in regulating common carrier pipelines, have generally not investigated the rates or practices of petroleum pipelines in the absence of shipper complaints, and generally resolve complaints informally. If the regulatory commissions in the states in which we operate change their policies and aggressively regulate the rates or terms of service of pipelines operating in those states, it could adversely affect our business, financial condition and results of operations.

Risks Inherent in an Investment in Us

Our general partner and its affiliates, including Delek, have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to the detriment of us and our other common unitholders.

Following this offering, Delek will own and control our general partner and will appoint all of the officers and directors of our general partner. All of the initial officers and a majority of the initial directors of our general partner are also officers and/or directors of Delek. Although our general partner has a duty to manage us in a manner that is beneficial to us and our unitholders, the directors and officers of our general partner have a fiduciary duty to manage our general partner in a manner that is beneficial to Delek. Conflicts of interest will arise between Delek and our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of Delek over our interests and the interests of our unitholders. These conflicts include the following situations, among others:

•

Neither our partnership agreement nor any other agreement requires Delek to pursue a business strategy that favors us or utilizes our assets, including whether to increase or decrease refinery production, whether to shut down or reconfigure a refinery or what markets to pursue or grow. The directors and officers of Delek have a fiduciary duty to make these decisions in the best interests of the stockholders of Delek, which may be contrary to our interests. Delek may choose to shift the focus of its investment and growth to areas not served by our assets.

•

Delek, as our primary customer, has an economic incentive to cause us not to seek higher service fees, even if such higher fees could be obtained in arm’s-length, third-party transactions. Furthermore, under our commercial agreements, Delek’s consent is required before we may enter into an agreement with any third party with respect to our assets that serve the El Dorado and Tyler refineries, and Delek has an incentive to cause us not to pursue such third-party contracts in certain circumstances.

•	Our general partner is allowed to take into account the interests of parties other than us, such as Delek, in resolving conflicts of interest.

•

All of the initial officers and a majority of the initial directors of our general partner are also officers and/or directors of Delek and will owe fiduciary duties to Delek. These officers will also devote significant time to the business of Delek and will be compensated by Delek accordingly.

•	Delek may be constrained by the terms of its debt instruments from taking actions, or refraining from taking actions, that may be in our best interests.

•

Our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties, limits our general partner’s liabilities and restricts the remedies available to our unitholders for actions that, without such limitations, might constitute breaches of fiduciary duty.

•	Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

•	Disputes may arise under our commercial agreements with Delek.

•

Our general partner determines the amount and timing of asset purchases and sales, borrowings, issuances of additional partnership units and the creation, reduction or increase of cash reserves, each of which can affect the amount of cash available for distribution to our unitholders.

•

Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion or investment capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and the ability of the subordinated units to convert to common units. In addition, the inability of Delek to suspend or reduce its obligations under its commercial agreements with us or to claim a force majeure event during the three-year period following the closing of this offering increases the likelihood of the conversion of the subordinated units.

•	Our general partner determines which costs incurred by it are reimbursable by us.

•

Our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period.

•

Our partnership agreement permits us to classify up to $25.0 million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated or general partner units or to our general partner in respect of the incentive distribution rights.

•

Our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf.

•	Our general partner intends to limit its liability regarding our contractual and other obligations.

•	Our general partner may exercise its right to call and purchase all of the common units not owned by it and its affiliates if they own more than 80% of the common units.

•	Our general partner controls the enforcement of the obligations that it and its affiliates owe to us, including Delek’s obligations under the omnibus agreement and its commercial agreements with us.

•	Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

•	Our general partner may transfer its incentive distribution rights without unitholder approval.

•

Our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

Please read “Conflicts of Interest and Duties.”

Delek may compete with us.

Delek may compete with us. Under our omnibus agreement, Delek and its affiliates will agree not to engage in, whether by acquisition or otherwise, the business of owning or operating crude oil or refined products pipelines, terminals or storage facilities in the United States that are not within, directly connected to, substantially dedicated to, or otherwise an integral part of, any refinery owned, acquired or constructed by Delek. This restriction, however, does not apply to:

•	any assets owned by Delek at the closing of this offering (including replacements or expansions of those assets);

•	any asset or business that Delek acquires or constructs that has a fair market value of less than $5.0 million; and

•

any asset or business that Delek acquires or constructs that has a fair market value of $5.0 million or more if we have been offered the opportunity to purchase the asset or business for fair market value not later than six months after completion of such acquisition or construction, and we decline to do so.

As a result, Delek has the ability to construct assets which directly compete with our assets. The limitations on the ability of Delek to compete with us are terminable by either party if Delek ceases to control our general partner.

Pursuant to the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, does not apply to our general partner or any of its affiliates, including its executive officers and directors and Delek. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. This may create actual and potential conflicts of interest between us and affiliates of our general partner and result in less than favorable treatment of us and our common unitholders. Please read “Conflicts of Interest and Duties.”

If you are not an Eligible Holder, your common units may be subject to redemption.

We have adopted certain requirements regarding those investors who may own our common and subordinated units. Eligible Holders are limited partners whose (a) federal income tax status is not reasonably likely to have a material adverse effect on the rates that can be charged by us on assets that are subject to regulation by FERC or an analogous regulatory body and (b) nationality, citizenship or other related status would not create a substantial risk of cancellation or forfeiture of any property in which we have an interest, in each case as determined by our general partner with the advice of counsel. If you are not an Eligible Holder, in certain circumstances as set forth in our partnership agreement, your units may be redeemed by us at the then-current market price. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner. Please read “The Partnership Agreement—Ineligible Holders; Redemption.”

Our partnership agreement requires that we distribute all of our available cash, which could limit our ability to grow and make acquisitions.

We expect that we will distribute all of our available cash to our unitholders and will rely primarily upon external financing sources, including commercial borrowings and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. As a result, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow.

In addition, because we intend to distribute all of our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement, and we do not anticipate there being limitations in our new credit facility, on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which in turn may impact the available cash that we have to distribute to our unitholders.

It may be difficult to serve process on or enforce a United States judgment against those members of the board of directors of our general partner who may reside in Israel.

Certain of the directors of our general partner are able to and may in the future reside in the State of Israel. As a result, it may be difficult to serve legal process within the United States upon any of these persons. It also may be difficult to enforce, both in and outside the United States, judgments obtained in United States courts against these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws, because a substantial portion of the assets of these directors is located outside of the United States. Furthermore, there is substantial doubt that the courts of the State of Israel would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. Following this offering, the market price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for our common units. After this offering, there will be only 8,000,000 publicly traded common units, assuming no exercise of the underwriters’ over-allotment option. In addition, Delek will own 3,999,258 common units and 11,999,258 subordinated units, representing an aggregate of approximately 65.3% limited partner interest in us. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for the common units will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

•	the level of our quarterly distributions;

•	our quarterly or annual earnings or those of other companies in our industry;

•	the loss of a large customer;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

•	the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

•	future sales of our common units; and

•	other factors described in these “Risk Factors.”

You will experience immediate and substantial dilution in net tangible book value of $17.03 per common unit.

The estimated initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover of this prospectus) exceeds our pro forma net tangible book value of $2.97 per unit. Based on the estimated initial public offering price of $20.00 per common unit, you will incur immediate and substantial dilution of $17.03 per common unit. This dilution results primarily because the assets contributed by Delek are recorded in accordance with GAAP at their historical cost, and not their fair value. Please read “Dilution.”

Our partnership agreement replaces our general partner’s fiduciary duties to holders of our common units with contractual standards governing its duties.

Our partnership agreement contains provisions that eliminate the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law and replace those duties with several different contractual standards. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, free of any duties to us and our unitholders other than the implied contractual covenant of good faith and fair dealing, which means that a court will enforce the reasonable expectations of the partners where the language in the partnership agreement does not provide for a clear course of action. This provision entitles our general partner to consider only the interests and factors that it desires and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our limited partners. Examples of decisions that our general partner may make in its individual capacity include:

•	how to allocate corporate opportunities among us and its other affiliates;

•	whether to exercise its limited call right;

•	whether to seek approval of the resolution of a conflict of interest by the conflicts committee of the board of directors of our general partner;

•	how to exercise its voting rights with respect to the units it owns;

•	whether to exercise its registration rights;

•	whether to elect to reset target distribution levels;

•	whether to transfer the incentive distribution rights to a third party; and

•	whether or not to consent to any merger or consolidation of the partnership or amendment to the partnership agreement.

By purchasing a common unit, a common unitholder agrees to become bound by the provisions in the partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Duties—Duties of the General Partner.”

Our partnership agreement restricts the remedies available to holders of our common units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that restrict the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty under state fiduciary duty law. For example, our partnership agreement provides that:

•

whenever our general partner, the board of directors of our general partner or any committee thereof (including the conflicts committee) makes a determination or takes, or declines to take, any other action in their respective capacities, our general partner, the board of directors of our general partner and any committee thereof (including the conflicts committee), as applicable, is required to make such determination, or take or decline to take such other action, in good faith, meaning that it subjectively believed that the decision was in the best interests of our partnership, and, except as specifically provided by our partnership agreement, will not be subject to any other or different standard imposed by our partnership agreement, Delaware law, or any other law, rule or regulation, or at equity;

•	our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as such decisions are made in good faith;

•

our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers and directors, as the case may be, acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

•

our general partner will not be in breach of its obligations under the partnership agreement (including any duties to us or our unitholders) if a transaction with an affiliate or the resolution of a conflict of interest is:

•	approved by the conflicts committee of the board of directors of our general partner, although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner and its affiliates;

•	determined by the board of directors of our general partner to be on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•

determined by the board of directors of our general partner to be fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

In connection with a situation involving a transaction with an affiliate or a conflict of interest, any determination by our general partner or the conflicts committee must be made in good faith. If an affiliate transaction or the resolution of a conflict of interest is not approved by our common unitholders or the conflicts committee and the board of directors of our general partner determines that the resolution or course of action taken with respect to the affiliate transaction or conflict of interest satisfies either of the standards set forth in the third and fourth subbullets above, then it will be presumed that, in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read “Conflicts of Interest and Duties.”

The administrative services fee and reimbursements due to our general partner and its affiliates for services provided to us or on our behalf will reduce our cash available for distribution to our common unitholders. The amount and timing of such reimbursements will be determined by our general partner.

Prior to making any distribution on our common units, we will reimburse our general partner and its affiliates, including Delek, for costs and expenses they incur and payments they make on our behalf. Under the omnibus agreement, we will pay Delek an annual fee of $2.7 million and reimburse Delek and its subsidiaries for Delek’s provision of various centralized corporate services. Additionally, we will reimburse Delek for direct or allocated costs and expenses incurred on our behalf, including administrative costs, such as compensation expense for those persons who provide services necessary to run our business, and insurance expenses. We also expect to incur $2.0 million of incremental annual general and administrative expense as a result of being a publicly traded partnership. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement” and “—Operation and Management Services Agreement.” Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of available cash to pay cash distributions to our common unitholders. Please read “Our Cash Distribution Policy and Restrictions on Distributions.”

Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders will have no right on an annual or ongoing basis to elect our general partner or its board of directors. Rather, the board of directors of our general partner will be appointed by Delek. Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

Unitholders initially will be unable to remove our general partner without its consent because our general partner and its affiliates, including Delek, will own sufficient units upon the closing of this offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding common and subordinated units voting together as a single class is required to remove our general partner. Following the closing of this offering, Delek will indirectly own 66.7% of our outstanding common and subordinated units. Also, if our general partner is removed without cause during the subordination period and units held by our general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units and any existing arrearages on our common units will be extinguished. A removal of our general partner under these circumstances would adversely affect our common units by prematurely eliminating their distribution and liquidation preference over our subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable to us or any limited partner for actual fraud or willful misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business, so the removal of our general partner because of unitholder dissatisfaction with the performance of our general partner in managing our partnership will most likely result in the termination of the subordination period and conversion of all subordinated units to common units.

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Unitholders’ voting rights are further restricted by a provision of our partnership agreement providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Our general partner’s interest in us and the control of our general partner may be transferred to a third party without unitholder consent.

Our partnership agreement does not restrict the ability of Delek to transfer all or a portion of its general partner interest or its ownership interest in our general partner to a third party. Our general partner, or the new owner of our general partner, would then be in a position to replace the board of directors and officers of our general partner with its own designees and thereby exert significant control over the decisions made by the board of directors and officers of our general partner.

The incentive distribution rights of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its incentive distribution rights to a third party at any time without the consent of our unitholders. If our general partner transfers its incentive distribution rights to a third party but retains its general partner interest, our general partner may not have the same incentive to grow our partnership and increase quarterly distributions to unitholders over time as it would if it had retained ownership of its incentive distribution rights. For example, a transfer of incentive distribution rights by our general partner could reduce the likelihood of Delek selling or contributing additional assets to us, as Delek would have less of an economic incentive to grow our business, which in turn would impact our ability to grow our asset base.

We may issue additional units without unitholder approval, which would dilute unitholder interests.

Our partnership agreement does not limit the number of additional limited partner interests, including limited partner interests that rank senior to the common units, that we may issue at any time without the approval of our unitholders. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our existing unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•

because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•

because the amount payable to holders of incentive distribution rights is based on a percentage of the total cash available for distribution, the distributions to holders of incentive distribution rights will increase even if the per unit distribution on common units remains the same;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

Delek may sell units in the public or private markets, and such sales could have an adverse impact on the trading price of the common units.

After the sale of the common units offered by this prospectus, assuming that the underwriters do not exercise their option to purchase additional common units, Delek will indirectly hold an aggregate of 3,999,258 common units and 11,999,258 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and may convert earlier under certain circumstances. In addition, we have agreed to provide Delek with certain registration rights. The sale of these units in the public or private markets could have an adverse impact on the price of the common units or on any trading market that may develop.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that the counterparties to such arrangements have recourse only against our assets and not against our general partner or its assets. Our general partner may therefore cause us to incur indebtedness or other obligations that are nonrecourse to our general partner. Our partnership agreement permits our general partner to limit its liability, even if we could have obtained more favorable terms without the limitation on liability. In addition, we are obligated to reimburse or indemnify our general partner to the extent that it incurs obligations on our behalf. Any such reimbursement or indemnification payments would reduce the amount of cash otherwise available for distribution to our unitholders.

Our general partner has a limited call right that may require you to sell your units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of our common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price that is not less than their then-current market price, as calculated pursuant to the terms of our partnership agreement. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. At the closing of this offering, and assuming no exercise of the underwriters’ option to purchase additional common units, Delek will indirectly own approximately 33.3% of our outstanding common units. At the end of the subordination period, assuming no additional issuances of common units (other than upon the conversion of the subordinated units), Delek will indirectly own approximately 66.7% of our outstanding common units. For additional information about this right, please read “The Partnership Agreement—Limited Call Right.”

Our general partner, or any transferee holding a majority of the incentive distribution rights, may elect to cause us to issue common units to it in connection with a resetting of the minimum quarterly distribution and the target distribution levels related to the incentive distribution rights, without the approval of the conflicts committee of our general partner or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

The holder or holders of a majority of the incentive distribution rights, which will initially be our general partner, have the right, at any time when there are no subordinated units outstanding and such holders have received incentive distributions at the highest level to which they are entitled (48.0%) for each of the prior four consecutive fiscal quarters (and the amount of each such distribution did not exceed adjusted operating surplus for each such quarter), to reset the minimum quarterly distribution and the initial target distribution levels at higher levels based on our cash distribution at the time of the exercise of the reset election. Following a reset election, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution per unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”), and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution. Our general partner has the right to transfer the incentive distribution rights at any time, in whole or in part, and any transferee holding a majority of the incentive distribution rights shall have the same rights as our general partner with respect to resetting target distributions.

In the event of a reset of the minimum quarterly distribution and the target distribution levels, the holders of the incentive distribution rights will be entitled to receive, in the aggregate, the number of common units equal to that number of common units which would have entitled the holders to an average aggregate quarterly cash distribution in the prior two quarters equal to the average of the distributions on the incentive distribution rights in the prior two quarters. Our general partner will also be issued the number of general partner units necessary to maintain its general partner interest in us that existed immediately prior to the reset election. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not otherwise be sufficiently accretive to cash distributions per common unit. It is possible, however, that our general partner or a transferee could exercise this reset election at a time when it is experiencing, or expects to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued common units rather than retain the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved in the then-current business environment. This risk could be elevated if our incentive distribution rights have been transferred to a third party. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued common units to our general partner in connection with resetting the target distribution levels. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner’s Right to Reset Incentive Distribution Levels.”

Your liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law, and we conduct business in a number of other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we do business. You could be liable for any and all of our obligations as if you were a general partner if a court or government agency were to determine that:

•	we were conducting business in a state but had not complied with that particular state’s partnership statute; or

•

your right to act with other unitholders to remove or replace our general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute “control” of our business.

For a discussion of the implications of the limitations of liability on a unitholder, please read “The Partnership Agreement—Limited Liability.”

Unitholders may have liability to repay distributions that were wrongfully distributed to them.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of an impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Transferees of common units are liable both for the obligations of the transferor to make contributions to the partnership that were known to the transferee at the time of transfer and for those obligations that were unknown if the liabilities could have been determined from the partnership agreement. Neither liabilities to partners on account of their partnership interest nor liabilities that are non-recourse to the partnership are counted for purposes of determining whether a distribution is permitted.

The NYSE does not require a publicly traded limited partnership like us to comply with certain of its corporate governance requirements.

We have applied to list our common units on the NYSE. Because we will be a publicly traded limited partnership, the NYSE does not require us to have, and we do not intend to have, a majority of independent directors on our general partner’s board of directors or to establish a compensation committee or a nominating and corporate governance committee. Accordingly, unitholders will not have the same protections afforded to certain corporations that are subject to all of the NYSE corporate governance requirements. Please read “Management.”

We will incur increased costs as a result of being a publicly traded partnership.

We have no history operating as a publicly traded partnership. As a publicly traded partnership, we will incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act of 2002 and related rules subsequently implemented by the SEC and the NYSE have required changes in the corporate governance practices of publicly traded companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make activities more time-consuming and costly. For example, as a result of becoming a publicly traded partnership, we are required to have at least three independent directors, create an audit committee and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our publicly traded partnership reporting requirements, and our general partner will maintain director and officer liability insurance under a separate policy from Delek’s corporate director and officer insurance. We have included $2.0 million of estimated annual incremental costs associated with being a publicly traded partnership in our financial forecast included elsewhere in this prospectus. However, it is possible that our actual incremental costs of being a publicly traded partnership will be higher than we currently estimate.

Pursuant to the recently enacted JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company.

We will be required to disclose changes made in our internal control over financial reporting on a quarterly basis, and we will be required to assess the effectiveness of our controls annually. However, for as long as we are an “emerging growth company” under the recently enacted JOBS Act, we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not emerging growth companies, including not being required to provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, and reduced disclosure obligations regarding executive compensation in our periodic reports. We will remain an emerging growth company for up to five years. See “Prospectus Summary—Implications of Being an Emerging Growth Company.” Effective internal controls are necessary for us to provide reliable and timely financial reports, prevent fraud and to operate successfully as a publicly traded partnership. We prepare our consolidated financial statements in accordance with GAAP, but our internal accounting controls may not meet all standards applicable to companies with publicly traded securities. Our efforts to develop and maintain our internal controls may not be successful, and we may be unable to maintain effective controls over our financial processes and reporting in the future or to comply with our obligations under Section 404. For example, Section 404 will require us, among other things, to annually review and report on the effectiveness of our internal control over financial reporting. We must comply with Section 404 (except for the requirement for an auditor’s attestation report) beginning with our fiscal year ending December 31, 2013. Any failure to develop, implement or maintain effective internal controls or to improve our internal controls could harm our operating results or cause us to fail to meet our reporting obligations. Even if we conclude that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which the our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

Given the difficulties inherent in the design and operation of internal controls over financial reporting, in addition to our limited accounting personnel and management resources, we can provide no assurance as to our, or our independent registered public accounting firm’s, future conclusions about the effectiveness of our internal controls, and we may incur significant costs in our efforts to comply with Section 404. Any failure to implement and maintain effective internal controls over financial reporting will subject us to regulatory scrutiny and a loss of confidence in our reported financial information, which could have an adverse effect on our business and would likely have a negative effect on the trading price of our common units.

We may take advantage of these exemptions until we are no longer an “emerging growth company.” We cannot predict if investors will find our units less attractive because we will rely on these exemptions. If some investors find our units less attractive as a result, there may be a less active trading market for our units and our trading price may be more volatile.

Tax Risks to Common Unitholders

In addition to reading the following risk factors, you should read “Material Federal Income Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for federal income tax purposes. If the IRS were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, then our cash available for distribution to our unitholders would be substantially reduced.

The anticipated after-tax economic benefit of an investment in the common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the Internal Revenue Service, or IRS, on this or any other tax matter affecting us.

Despite the fact that we are a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for federal income tax purposes. A change in our business or a change in current law could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35.0%, and would likely pay state and local income tax at varying rates. Distributions would generally be taxed again as corporate dividends (to the extent of our current and accumulated earnings and profits), and no income, gains, losses, deductions, or credits would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, if we were treated as a corporation for federal income tax purposes there would be material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our common units.

Our partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution amounts may be adjusted to reflect the impact of that law on us.

If we were subjected to a material amount of additional entity-level taxation by individual states, it would reduce our cash available for distribution to our unitholders.

Changes in current state law may subject us to additional entity-level taxation by individual states. Because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. Imposition of such additional tax on us by a state will reduce the cash available for distribution to you. Our partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to entity-level taxation, the minimum quarterly distribution amount and the target distribution amounts may be adjusted to reflect the impact of that law on us.

The tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time members of the U.S. Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships. Currently, one such legislative proposal would eliminate the qualifying income exception upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. Please read “Material Federal Income Tax Consequences—Partnership Status.” We are unable to predict whether any of these changes or any other proposals will ultimately be enacted, but it is possible that a change in law could affect us and may, if enacted, be applied retroactively. Any such changes could negatively impact the value of an investment in our common units.

Our unitholders’ share of our income will be taxable to them for U.S. federal income tax purposes even if they do not receive any cash distributions from us.

Because a unitholder will be treated as a partner to whom we will allocate taxable income which could be different in amount than the cash we distribute, a unitholder’s allocable share of our taxable income will be taxable to it, which may require the payment of federal income taxes and, in some cases, state and local income taxes on its share of our taxable income even if it receives no cash distributions from us. Our unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from that income.

If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted and the cost of any IRS contest will reduce our cash available for distribution to our unitholders.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take, and the IRS’s positions may ultimately be sustained. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take and such positions may not ultimately be sustained. A court may not agree with some or all of our counsel’s conclusions or the positions we take. Any contest with the IRS, and the outcome of any IRS contest, may have a materially adverse impact on the market for our common units and the price at which they trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution.

Tax gain or loss on the disposition of our common units could be more or less than expected.

If you sell your common units, you will recognize a gain or loss for federal income tax purposes equal to the difference between the amount realized and your tax basis in those common units. Because distributions in excess of your allocable share of our net taxable income decrease your tax basis in your common units, the amount, if any, of such prior excess distributions with respect to the common units you sell will, in effect, become taxable income to you if you sell such common units at a price greater than your tax basis in those common units, even if the price you receive is less than your original cost. Furthermore, a substantial portion of the amount realized on any sale or other disposition of your common units, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation recapture. In addition, because the amount realized includes a unitholder’s share of our nonrecourse liabilities, if you sell your common units, you may incur a tax liability in excess of the amount of cash you receive from the sale. Please read “Material Federal Income Tax Consequences—Disposition of Common Units—Recognition of Gain or Loss” for a further discussion of the foregoing.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (known as IRAs), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file U.S. federal income tax returns and pay tax on their share of our taxable income. If you are a tax-exempt entity or a non-U.S. person, you should consult a tax advisor before investing in our common units.

We will treat each purchaser of common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units and because of other reasons, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. Our counsel is unable to opine as to the validity of such filing positions. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please read “Material Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Section 754 Election” for a further discussion of the effect of the depreciation and amortization positions we will adopt.

We prorate our items of income, gain, loss and deduction for U.S. federal income tax purposes between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We will prorate our items of income, gain, loss and deduction for U.S. federal income tax purposes between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury Regulations. Recently, however, the U.S. Treasury Department issued proposed Treasury Regulations that provide a safe harbor pursuant to which publicly traded partnerships may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. If the IRS were to challenge this method or new Treasury regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Our counsel has not rendered an opinion with respect to whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations. Please read “Material Federal Income Tax Consequences—Disposition of Common Units—Allocations Between Transferors and Transferees.”

A unitholder whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of those common units. If so, he would no longer be treated for federal income tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition.

Because a unitholder whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of the loaned common units, he may no longer be treated for federal income tax purposes as a partner with respect to those common units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those common units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those common units could be fully taxable as ordinary income. Our counsel has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, our unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from loaning their common units.

We will adopt certain valuation methodologies and monthly conventions for U.S. federal income tax purposes that may result in a shift of income, gain, loss and deduction between our general partner and our unitholders. The IRS may challenge this treatment, which could adversely affect the value of the common units.

When we issue additional units or engage in certain other transactions, we will determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders and our general partner. Our methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss and deduction between certain unitholders and our general partner, which may be unfavorable to such unitholders. Moreover, under our valuation methods, subsequent purchasers of common units may have a greater portion of their Internal Revenue Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. The IRS may challenge our valuation methods, or our allocation of the Section 743(b) adjustment attributable to our tangible and intangible assets, and allocations of taxable income, gain, loss and deduction between our general partner and certain of our unitholders.

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of taxable gain from our unitholders’ sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders’ tax returns without the benefit of additional deductions.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have technically terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Immediately following this offering, Delek will indirectly own more than 50% of the total interests in our capital and profits. Therefore, a transfer by Delek of all or a portion of its interests in us could result in a termination of our partnership for federal income tax purposes. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once. Our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two Schedules K-1 if relief was not available, as described below) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead we would be treated as a new partnership for tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a termination occurred. The IRS has recently announced a publicly traded partnership technical termination relief program whereby, if a publicly traded partnership that technically terminated requests publicly traded partnership technical termination relief and such relief is granted by the IRS, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years. Please read “Material Federal Income Tax

Consequences—Disposition of Common Units—Constructive Termination” for a discussion of the consequences of our termination for federal income tax purposes.

As a result of investing in our common units, you may become subject to state and local taxes and return filing requirements in jurisdictions where we operate or own or acquire properties.

In addition to federal income taxes, our unitholders will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or own property now or in the future, even if they do not live in any of those jurisdictions. Our unitholders will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, our unitholders may be subject to penalties for failure to comply with those requirements. We will initially own property or conduct business in Arkansas, Louisiana, Tennessee and Texas. Arkansas and Louisiana impose a personal income tax on individuals, and each of the four states imposes an income or similar tax on corporations and certain other entities. As we make acquisitions or expand our business, we may own property or conduct business in additional states that impose a personal income tax. It is your responsibility to file all U.S. federal, state and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in our common units.

Compliance with and changes in tax laws could adversely affect our performance.

We are subject to extensive tax laws and regulations, including federal, state and foreign income taxes and transactional taxes such as excise, sales/use, payroll, franchise and ad valorem taxes. New tax laws and regulations and changes in existing tax laws and regulations are continuously being enacted that could result in increased tax expenditures in the future. Many of these tax liabilities are subject to audits by the respective taxing authority. These audits may result in additional taxes as well as interest and penalties.

USE OF PROCEEDS

We expect the net proceeds from this offering, after deducting underwriting discounts, the structuring fee and offering expenses, to be approximately $145.3 million. We intend to use the net proceeds of this offering:

•	to fund an approximately $57.8 million cash distribution to Delek;

•	to retire the approximately $50.9 million of outstanding indebtedness under our predecessor’s revolving credit facility;

•	to provide $35.0 million in working capital to replenish amounts distributed by us to Delek, in the form of trade and other accounts receivable, in connection with the closing of this offering; and

•	for other general partnership purposes.

As of June 30, 2012, $50.9 million was outstanding under our predecessor’s revolving credit facility, with a weighted-average interest rate of 4.0%. Immediately prior to the closing of this offering, we expect outstanding indebtedness under such revolving credit facility to be between $50.0 million and $60.0 million. Indebtedness under such credit facility matures on December 19, 2013.

At the closing of this offering, we will enter into a new $175 million revolving credit facility, which will replace our predecessor’s revolving credit facility. We will borrow $90 million under the new revolving credit facility to fund an additional $90 million cash distribution to Delek. The cash distributions to Delek from the proceeds of this offering will be made in consideration of its contribution of assets to us and in part for reimbursement of capital expenditures associated with our assets. We are funding these distributions through a combination of net proceeds from this offering and borrowings under our revolving credit facility in order to optimize our capital structure.

If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder of the 1,200,000 additional common units, if any, will be issued to Delek at the expiration of the option period. Any such units issued to Delek will be issued for no additional consideration from Delek. If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds would be approximately $22.3 million. The net proceeds from any exercise of the underwriters’ option to purchase additional common units will be distributed to Delek. The issuance of the common units, subordinated units and general partner units, incentive distribution rights and the cash distributions to Delek and our general partner are being made in consideration of Delek’s contribution to us of our initial assets and operations and in part for reimbursement of capital expenditures associated with our assets.

A $1.00 increase or decrease in the assumed initial public offering price of $20.00 per common unit would cause the net proceeds from this offering, after deducting the underwriting discounts, the structuring fee and offering expenses, to increase or decrease, respectively, by approximately $7.4 million. If the proceeds increase due to a higher initial public offering price or decrease due to a lower initial public offering price, then the cash distribution to Delek from the proceeds of this offering will increase or decrease, as applicable, by a corresponding amount.

CAPITALIZATION

The following table shows:

•	the historical cash and cash equivalents and capitalization of our predecessor as of June 30, 2012; and

•

our pro forma cash and cash equivalents and capitalization as of June 30, 2012, after giving effect to the pro forma adjustments described in our unaudited pro forma financial statements included elsewhere in this prospectus, including this offering and the application of the net proceeds therefrom as described under “Use of Proceeds,” borrowings under our revolving credit facility and the other formation transactions described under “Prospectus Summary—Formation Transactions and Partnership Structure.”

This table is derived from, should be read in conjunction with and is qualified in its entirety by reference to, our historical and unaudited pro forma financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2012
	Predecessor Historical	Partnership Pro Forma(1)
	(In thousands)
Cash and cash equivalents (2)	$685	$35,000

Debt:
Predecessor revolving credit facility (3)	$50,900	$—
New revolving credit facility	—	90,000
Partners’ capital/partner net investment:
Net parent equity	$114,846	$—
Common units—public (4)	—	145,300
Common units—Delek (4)	—	(125,481)
Subordinated units—Delek	—	67,130
General partner units—Delek	—	2,740

Total partners’ capital/partner net investment	114,846	89,689

Total capitalization	$165,746	$179,689

(1)	On a pro forma basis, as of June 30, 2012, the public would have held 8,000,000 common units, Delek would have held an aggregate of 3,999,258 common units and 11,999,258 subordinated units, and our general partner would have held 489,766 general partner units.

(2)	As of September 30, 2012, total cash and cash equivalents were $0.1 million.

(3)	As of September 30, 2012, total borrowings under our predecessor revolving credit facility were $53.2 million and $11.5 million of letters of credit were outstanding.

(4)	An increase or decrease in the initial public offering price of $1.00 per common unit would cause the net proceeds from this offering, after deducting underwriting discounts, the structuring fee and offering expenses, to increase or decrease by $7.4 million. If the proceeds increase due to a higher initial public offering price or decrease due to a lower initial public offering price, then the cash distribution to Delek from the proceeds of this offering will increase or decrease, as applicable, by a corresponding amount.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the pro forma net tangible book value per unit after this offering. On a pro forma basis as of June 30, 2012, our net tangible book value was $72.7 million, or $2.97 per unit. Purchasers of common units in this offering will experience immediate and substantial dilution in pro forma net tangible book value per unit for financial accounting purposes, as illustrated in the following table:

Assumed initial public offering price per common unit		$20.00
Pro forma net tangible book value per unit before the offering (1)	$3.43
Decrease in pro forma net tangible book value per unit attributable to purchasers in the offering	(0.46)

Less: Pro forma net tangible book value per unit after the offering (2)		2.97

Immediate dilution in pro forma net tangible book value per unit attributable to purchasers in the offering (3)(4)		$17.03

(1)	Determined by dividing the number of units (3,999,258 common units, 11,999,258 subordinated units and 489,766 general partner units) to be issued to our general partner and its affiliates, including Delek, for their contribution of assets and liabilities to us into the pro forma net tangible book value of the contributed assets and liabilities.

(2)	Determined by dividing the total number of units to be outstanding after the offering (11,999,258 common units, 11,999,258 subordinated units and 489,766 general partner units) into our pro forma net tangible book value, after giving effect to the application of the net proceeds of the offering.

(3)	If the initial public offering price were to increase or decrease by $1.00 per common unit, then dilution in net tangible book value per unit would equal $18.03 and $16.03, respectively.

(4)	Because the total number of units outstanding following this offering will not be impacted by any exercise of the underwriters’ option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in the offering due to any such exercise of the option.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by our general partner and its affiliates and by the purchasers of common units in this offering upon completion of the transactions contemplated by this prospectus:

	Units Acquired		Total Consideration
	Number	Percent	Amount	Percent
			(In thousands)
General partner and its affiliates (1)(2)	16,488,282	67.3%	$(55,533)	(53.2)%
Purchasers in this offering	8,000,000	32.7%	$160,000	153.2%

Total	24,488,282	100.0%	$104,467	100.0%

(1)	The units acquired by our general partner and its affiliates consist of 3,999,258 common units, 11,999,258 subordinated units and 489,766 general partner units.

(2)	The assets contributed by our general partner and its affiliates were recorded at historical cost in accordance with GAAP. Book value of the consideration provided by our general partner and its affiliates, as of June 30, 2012, after giving effect to the application of the net proceeds of the offering, is as follows:

(In thousands)
Book value of net assets contributed	$92,242
Less: Distribution to Delek from net proceeds of this offering	(57,775)
Distribution to Delek from borrowings under our revolving credit facility	(90,000)

Total consideration	$(55,533)

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with the factors and assumptions upon which our cash distribution policy is based, which are included under the heading “—Assumptions and Considerations” below. In addition, please read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business. For additional information regarding our historical and pro forma operating results, you should refer to our historical and pro forma financial statements and related notes included elsewhere in this prospectus.

General

Rationale for Our Cash Distribution Policy

Our partnership agreement requires that we distribute all of our available cash quarterly. Our cash distribution policy reflects our belief that our unitholders will be better served if we distribute rather than retain available cash, because, among other reasons, we believe we will generally finance any expansion capital expenditures from external financing sources. Generally, our available cash is the sum of our (a) cash on hand at the end of a quarter after the payment of our expenses and the establishment of cash reserves and (b) cash on hand resulting from working capital borrowings made after the end of the quarter. Because we are not subject to an entity-level federal income tax, we have more cash to distribute to our unitholders than would be the case if we were subject to federal income tax.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that our unitholders will receive quarterly distributions from us. We do not have a legal obligation to pay the minimum quarterly distribution or any other distribution except as provided in our partnership agreement. Our cash distribution policy is subject to certain restrictions and may be changed at any time. The reasons for such uncertainties in our stated cash distribution policy include the following factors:

•

Our ability to make cash distributions may be limited by certain covenants in our new revolving credit facility. Should we be unable to satisfy these covenants, we will be unable to make cash distributions notwithstanding our cash distribution policy. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—New Revolving Credit Facility.”

•

Our general partner will have the authority to establish reserves for the proper conduct of our business and for future cash distributions to our unitholders, and the establishment or increase of those reserves could result in a reduction in cash distributions to our unitholders from the levels we currently anticipate pursuant to our stated cash distribution policy. Any determination to establish cash reserves made by our general partner in good faith will be binding on our unitholders. Our partnership agreement provides that in order for a determination by our general partner to be considered to have been made in good faith, our general partner must subjectively believe that the determination is in our best interests.

•

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions contained therein, may be amended. Our partnership agreement generally may not be amended during the subordination period without the approval of our public common unitholders other than in certain circumstances where no unitholder approval is required. However, our partnership agreement can be amended with the consent of our general partner and the approval of a majority of the outstanding common units (including common units held by our general partner and its affiliates) after the subordination period has ended. At the closing of this offering, assuming no exercise of the underwriters’ over-

allotment option, Delek will own our general partner as well as approximately 33.3% of our outstanding common units and all of our outstanding subordinated units, representing an aggregate 65.3% limited partner interest in us. Please read “The Partnership Agreement—Amendment of the Partnership Agreement.”

•

Even if our cash distribution policy is not modified or revoked, the amount of cash that we distribute and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

•

Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, or the Delaware Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors, as well as increases in our operating or general and administrative expense, principal and interest payments on our debt, working capital requirements and anticipated cash needs. Our cash available for distribution to common unitholders is directly impacted by our cash expenses necessary to run our business and will be reduced dollar-for-dollar to the extent such uses of cash increase.

•

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of future indebtedness, applicable state partnership and limited liability company laws and other laws and regulations.

•

If and to the extent our cash available for distribution materially declines, we may elect to reduce our quarterly cash distributions in order to service or repay our debt or fund expansion capital expenditures.

All available cash distributed by us on any date from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing of this offering equals the operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. We anticipate that distributions from operating surplus will generally not represent a return of capital. However, operating surplus, as defined in our partnership agreement, includes certain components, including a $25.0 million cash basket, that represent non-operating sources of cash. Accordingly, it is possible that return of capital distributions could be made from operating surplus. Any cash distributed by us in excess of operating surplus will be deemed to be capital surplus under our partnership agreement. Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. We do not anticipate that we will make any distributions from capital surplus.

Our Ability to Grow is Dependent on Our Ability to Access External Expansion Capital

Because we will distribute all of our available cash to our unitholders, we expect that we will rely primarily upon external financing sources, including commercial borrowings and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. We do not have any commitment from our general partner or other affiliates, including Delek, to provide any direct or indirect financial assistance to us following the closing of this offering. As a result, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, because we intend to distribute all of our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units and the incremental distributions on the incentive distribution rights may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement, and we do not anticipate that there will be limitations in our new credit facility, on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which in turn may impact the available cash that we have to distribute to our unitholders. Although we are not contractually bound by and are not liable for Delek’s debt under its credit arrangements, we are indirectly affected by certain prohibitions and limitations contained therein. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Agreements Governing Certain Indebtedness of Delek.” In addition, our new credit facility will likely contain covenants requiring us to maintain certain financial ratios. Please read “Risk Factors—Risks Related to Our Business—Restrictions in our new revolving credit facility could adversely affect our business, financial condition, results of operations and ability to make quarterly cash distributions to our unitholders.”

Our Minimum Quarterly Distribution

Upon the consummation of this offering, our partnership agreement will provide for a minimum quarterly distribution of $0.375 per unit for each complete quarter, or $1.50 per unit on an annualized basis. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under “—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.” Quarterly distributions, if any, will be made within 45 days after the end of each quarter, on or about the 15th day of each February, May, August and November to holders of record on or about the first day of each such month. If the distribution date does not fall on a business day, we will make the distribution on the first business day immediately following the indicated distribution date. We will not make distributions for the period that begins on October 1, 2012, and ends on the day prior to the closing of this offering other than the distribution to be made to Delek in connection with the closing of this offering as described in “Prospectus Summary—Formation Transactions and Partnership Structure” and “Use of Proceeds.” We will adjust the amount of our distribution for the period from the completion of this offering through December 31, 2012 based on the actual length of the period. The amount of available cash needed to pay the minimum quarterly distribution on all of our common units, subordinated units and general partner units to be outstanding immediately after this offering for one quarter and on an annualized basis is summarized in the table below:

	Number of Units	Minimum Quarterly Distributions
		One Quarter	Annualized
		(in millions)
Publicly held common units (1)	8,000,000	$3.0	$12.0
Common units held by Delek (1)	3,999,258	$1.5	$6.0
Subordinated units held by Delek	11,999,258	$4.5	$18.0
LTIP participant units (2)	450,991	$0.2	$0.7
General partner units	489,766	$0.2	$0.7

Total	24,939,273	$9.4	$37.4

(1)	Assumes that the underwriters’ option to purchase additional common units is not exercised. Please read “Prospectus Summary—Formation Transactions and Partnership Structure” for a description of the impact of an exercise of the option on the common unit ownership percentages.
(2)	In connection with the closing of this offering, we will grant 2,500 phantom units with dividend equivalent rights to each of our two independent directors and will grant up to 445,991 phantom units with dividend equivalent rights to certain key employees of our affiliates as described in “Management—Long-Term Incentive Plan.”

As of the date of this offering, our general partner will own general partner units entitling it to 2.0% of all distributions that we make prior to our liquidation. Our general partner’s initial 2.0% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its initial partner interest. Our general partner will also be the initial holder of the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 48.0%, of the cash we distribute in excess of $0.5625 per unit per quarter.

During the subordination period, before we make any quarterly distributions to our subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution plus any arrearages in distributions of the minimum quarterly distribution from prior quarters. Please read “Provisions of our Partnership Agreement Relating to Cash Distributions—Subordination Period.” We cannot guarantee, however, that we will pay the minimum quarterly distribution on our common units in any quarter.

Although holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to make cash distributions as described above, our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by the Delaware Act or any other law, rule or regulation or at equity. Our partnership agreement provides that, in order for a determination by our general partner to be made in “good faith,” our general partner must subjectively believe that the determination is in our best interests. Please read “Conflicts of Interest and Duties.”

Our cash distribution policy, as expressed in our partnership agreement, may not be modified or repealed without amending our partnership agreement; however, the actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business and the amount of cash reserves our general partner establishes in accordance with our partnership agreement as described above.

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our annualized minimum quarterly distribution of $0.375 per unit for the twelve-month period ending September 30, 2013. In those sections, we present two tables, consisting of:

•

“Unaudited Pro Forma Cash Available for Distribution,” in which we present the amount of cash we would have had available for distribution on a pro forma basis for the year ended December 31, 2011 and the twelve-month period ended June 30, 2012, derived from our unaudited pro forma financial data that are included elsewhere in this prospectus, as adjusted to give pro forma effect to this offering and the related formation transactions; and

•

“Estimated Cash Available for Distribution for the Twelve-Month Period Ending September 30, 2013,” in which we explain our belief that we will be able to generate sufficient cash available for distribution for us to pay the minimum quarterly distribution on all units for the twelve-month period ending September 30, 2013.

Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2011 and the Twelve-Month Period Ended June 30, 2012

If we had completed this offering and related transactions on January 1, 2011, our unaudited pro forma cash available for distribution for the year ended December 31, 2011 would have been approximately $42.4 million. This amount would have been sufficient to pay the full minimum quarterly distribution of $0.375 per unit per quarter ($1.50 per unit on an annualized basis) on all of our common units and subordinated units for such period.

If we had completed this offering and related transactions on July 1, 2011, our unaudited pro forma cash available for distribution for the twelve-month period ended June 30, 2012 would have been approximately $41.4 million. This amount would have been sufficient to pay the full minimum quarterly distribution of $0.375 per unit per quarter ($1.50 per unit on an annualized basis) on all of our common units and subordinated units for such period.

Although all of the information that we would require in order to calculate pro forma results of operations and pro forma cash available for distribution for the quarter ended September 30, 2012 is not yet available, based on our review of preliminary information available to us as of the date of this prospectus, we believe that the results of operations for the assets that will be contributed to us at the closing of this offering for the quarter ended September 30, 2012 are consistent with the results of operations for those assets on a quarterly basis for the year ended December 31, 2011 and the twelve-month period ended June 30, 2012 and our expectations for the year ending December 31, 2012 and the twelve-month period ending September 30, 2013. As a result, we do not anticipate that our pro forma results of operations or pro forma cash available for distribution for the quarter ended September 30, 2012, on a quarterly basis, would differ materially from our pro forma results of operations or pro forma cash available for distribution for the year ended December 31, 2011 or the twelve-month period ended June 30, 2012 or our estimated results of operations and cash available for distribution for the twelve-month period ending September 30, 2013 in terms of having sufficient cash available to pay the full minimum quarterly distribution for all of our common units and subordinated units. We will not pay a distribution with respect to the quarter ended September 30, 2012.

Our unaudited pro forma available cash for the year ended December 31, 2011 and the twelve-month period ended June 30, 2012 includes $2.0 million of estimated incremental general and administrative expenses that we expect to incur as a result of becoming a publicly traded partnership. Incremental general and administrative expenses related to being a publicly traded partnership include expenses associated with annual and quarterly reporting; tax return and Schedule K-1 preparation and distribution expenses; expenses associated with listing on the NYSE; independent auditor fees; legal fees; investor relations expenses; registrar and transfer agent fees; director and officer liability insurance expenses; and director compensation. These expenses are not reflected in historical financial statements of our predecessor or our unaudited pro forma financial statements included elsewhere in the prospectus.

Unaudited Pro Forma Cash Available for Distribution

We based the pro forma adjustments upon currently available information and specific estimates and assumptions. The pro forma amounts below do not purport to present our results of operations had this offering and related formation transactions been completed as of the date indicated. In addition, cash available for distribution is primarily a cash accounting concept, while the historical financial statements of our predecessor and our unaudited pro forma financial statements included elsewhere in the prospectus have been prepared on an accrual basis. As a result, you should view the amount of pro forma cash available for distribution only as a general indication of the amount of cash available for distributions that we might have generated had we completed this offering on the dates indicated. The pro forma amounts below are presented on a twelve-month basis, and there is no guarantee that we would have had available cash sufficient to pay the full minimum quarterly distribution on all of our outstanding common units and subordinated units for each quarter within the twelve-month periods presented.

The following table illustrates, on a pro forma basis, for the year ended December 31, 2011 and the twelve-month period ended June 30, 2012, the amount of cash that would have been available for distribution to our unitholders, assuming that this offering and the related formation transactions had been completed on January 1, 2011 and July 1, 2011, respectively. Each of the adjustments reflected or presented below is explained in the footnotes to such adjustments.

Delek Logistics Partners, LP

Unaudited Pro Forma Cash Available for Distribution

	Year Ended December 31, 2011	Twelve Months Ended June 30, 2012
	(In millions, except per unit data)
Pro Forma Net Income:	$34.6	$34.8
Add:
Depreciation and amortization	9.3	9.1
Interest expense, net (1)	3.3	3.3
Income tax expense	—	—

Pro Forma EBITDA (2)	$47.2	$47.2

Less:
Cash interest, net (1)	2.8	2.8
Expansion capital expenditures (3)	0.9	1.8
Maintenance capital expenditures (4)	—	1.0
Incremental general and administrative expense of being a public partnership (5)	2.0	2.0
Add:
Borrowings to fund expansion capital expenditures	0.9	1.8

Pro Forma Cash Available for Distribution	$42.4	$41.4

Pro Forma Cash Distributions
Distribution per unit (based on a minimum quarterly distribution rate of $0.375 per unit)	$1.50	$1.50
Annual distributions to:
Public common unitholders (6)	$12.7	$12.7
Delek:
Common units (7)	6.0	6.0
Subordinated units (7)	18.0	18.0
General partner units (7)	0.7	0.7

Total distributions to Delek	24.7	24.7

Total Distributions	$37.4	$37.4

Excess	$5.0	$4.0

(1)	Interest expense and cash interest both include commitment fees and interest expense that would have been paid by our predecessor had our revolving credit facility been in place during the period presented and we had borrowed $90 million under the facility at the beginning of the period. Interest expense also includes the amortization of debt issuance costs incurred in connection with our new revolving credit facility. Cash interest, net excludes the amortization of debt issuance costs.

(2)	We define EBITDA and provide a reconciliation to its most directly comparable financial measures calculated and presented in accordance with GAAP in “Prospectus Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measure.”

(3)	Expansion capital expenditures are cash expenditures incurred for acquisitions or capital improvements that we expect will increase our operating income or operating capacity over the long term.

(4)	Maintenance capital expenditures are cash expenditures (including expenditures for the addition or improvement to, or the replacement of, our capital assets, and for the acquisition of existing, or the construction or development of new, capital assets) made to maintain our long-term operating income or operating capacity. Examples of maintenance capital expenditures are expenditures for the repair, refurbishment and replacement of pipelines and terminals, to maintain equipment reliability, integrity and safety and to address environmental laws and regulations.

(5)	Reflects an adjustment for estimated cash expenses associated with being a publicly traded partnership, such as expenses associated with annual and quarterly reporting; tax return and Schedule K-1 preparation and distribution expenses; expenses associated with listing on the NYSE; independent auditor fees; legal fees; investor relations expenses; registrar and transfer agent fees; and director and officer insurance expenses.

(6)	Includes $0.7 million attributable to phantom units with distribution equivalent rights awarded in connection with this offering to the independent directors of our general partner and certain key employees of our affiliates pursuant to our long-term incentive plan. Please read “Management—Long-Term Incentive Plan.”

(7)	Based on the number of common units, subordinated units and general partner units expected to be outstanding upon the completion of this offering, assuming that the underwriters’ option to purchase additional common units is not exercised.

Estimated Cash Available for Distribution for the Twelve-Month Period Ending September 30, 2013

We forecast that our estimated cash available for distribution during the twelve-month period ending September 30, 2013 will be approximately $41.2 million. This amount would exceed by $3.8 million the amount needed to pay the minimum quarterly distribution of $0.375 per unit on all of our units for the twelve-month period ending September 30, 2013.

We are providing the forecast of estimated cash available for distribution to supplement the historical financial statements of Delek Logistics Partners, LP Predecessor and our unaudited pro forma financial statements included elsewhere in the prospectus in support of our belief that we will have sufficient cash available to allow us to pay cash distributions at the minimum quarterly distribution rate on all of our units for the twelve-month period ending September 30, 2013. To the extent that there is a shortfall during any quarter in the forecast period, we believe we would be able to make working capital borrowings to pay distributions in such quarter and would likely be able to repay such borrowings in a subsequent quarter, because we believe the total cash available for distribution for the forecast period will be more than sufficient to pay the aggregate minimum quarterly distribution on all of our units. Please read “—Assumptions and Considerations” for further information as to the assumptions we have made for the forecast. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates” for information as to the accounting policies we have followed for the financial forecast.

Our forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve-month period ending September 30, 2013. We believe that our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. If our estimates are not achieved, we may not be able to pay the minimum quarterly distribution or any other distribution on our common units. The assumptions and estimates underlying the forecast are inherently uncertain and, though we consider them reasonable as of the date of this prospectus, are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the forecast, including, among others, risks and uncertainties contained in “Risk Factors.” Accordingly, there can be no assurance that the forecast is indicative of our future performance or that actual results will not differ materially from those presented in the forecast. Inclusion of the forecast in this prospectus should not be regarded as a representation by any person that the results contained in the forecast will be achieved.

We have prepared the following forecast to present the estimated cash available for distribution to our common unitholders during the forecasted period. The accompanying prospective financial information was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in our view, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and our expected future financial performance. However, this information is not necessarily indicative of future results.

Neither our independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The independent registered public accounting firm’s report included in this prospectus relates to historical financial information. It does not extend to prospective financial information and should not be read to do so.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the financial forecast or to update this financial forecast or the assumptions used to prepare the forecast to reflect events or circumstances after the completion of this offering. In light of this, the statement that we believe that we will have sufficient cash available for distribution to allow us to make the full minimum quarterly distribution on all of our outstanding units for each quarter through September 30, 2013, should not be regarded as a representation by us, the underwriters or any other person that we will make such distribution. Therefore, you are cautioned not to place undue reliance on this information.

Delek Logistics Partners, LP

Estimated Cash Available for Distribution

	Three Months Ending December 31, 2012	Three Months Ending March 31, 2013	Three Months Ending June 30, 2013	Three Months Ending September 30, 2013	Twelve Months Ending September 30, 2013
	(in thousands, except per unit data)
Net Sales
Pipelines and transportation	$12,194	$12,457	$12,417	$12,879	$49,947
Wholesale marketing and terminalling	190,854	184,917	186,830	184,548	747,149

Total net sales	203,048	197,374	199,247	197,427	797,096

Cost of goods sold	184,588	178,772	180,417	178,011	721,788
Operating expenses	4,816	4,780	4,548	4,566	18,710
Contribution margin	13,644	13,822	14,282	14,850	56,598

Depreciation and amortization	2,325	2,325	2,325	2,325	9,300
General and administration expense (1)	1,922	1,922	1,922	1,922	7,688

Total operating costs and expenses (2)	193,651	187,799	189,212	186,824	757,486

Operating income	9,397	9,575	10,035	10,603	39,610
Interest expense, net (3)	900	900	900	900	3,600

Income before income tax expense	8,497	8,675	9,135	9,703	36,010
Income tax expense	—	—	—	—	—
Net income
Adjustments to reconcile net income to estimated EBITDA	8,497	8,675	9,135	9,703	36,010
Add:
Depreciation and amortization	2,325	2,325	2,325	2,325	9,300
Interest expense, net	900	900	900	900	3,600
Income tax expense	—	—	—	—	—

Estimated EBITDA (4)
Adjustments to reconcile estimated EBITDA to estimated cash available to distribution	11,722	11,900	12,360	12,928	48,910
Less:
Cash interest paid (3)	778	778	778	778	3,112
Expansion capital expenditures (2)(5)	4,050	1,449	250	—	5,749
Maintenance capital expenditures (2) (6)	3,271	734	2,811	4,017	10,833
Add:
Reimbursements for maintenance capital expenditures (2)	—	391	2,087	3,723	6,201
Reimbursements for expansion capital expenditures (2)	4,050	1,449	250	—	5,749

Estimated cash available for distribution	$7,673	$10,779	$10,858	$11,856	$41,166

Distribution per unit (based on a minimum quarterly distribution rate of $0.375 per unit)	$0.375	$0.375	$0.375	$0.375	$1.500
Annual distributions to:
Public common unitholders (7)	$3,169	$3,169	$3,169	$3,169	$12,676
Delek:
Common units (8)	1,500	1,500	1,500	1,500	6,000
Subordinated units (8)	4,500	4,500	4,500	4,500	17,999
General partner units (8)	184	184	184	184	735

Total distributions to Delek	6,183	6,183	6,183	6,183	24,732

Total distributions at minimum quarterly distribution rate	9,352	9,352	9,352	9,352	37,409

Excess (shortfall)	$(1,679)	$1,427	$1,506	$2,504	$3,757

(1)	Includes approximately $2.0 million of estimated annual incremental general and administrative expenses that we expect to incur as a result of being a separate publicly traded partnership.

(2)	Under our omnibus agreement, Delek has agreed to reimburse us for certain operating expenses and maintenance and expansion capital expenditures. See “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement” and “Our Cash Distribution Policy and Restrictions on Distributions—Significant Forecast Assumptions—Capital Expenditures”.

(3)	Interest expense and cash interest both include commitment fees and interest expense that would have been paid by our predecessor had our revolving credit facility been in place during the period presented and we had borrowed $90.0 million under the facility at the beginning of the period. Interest expense also includes the amortization of debt issuance costs incurred in connection with our new revolving credit facility.

(4)	We define EBITDA and provide a reconciliation to its most directly comparable financial measures calculated and presented in accordance with GAAP in “Prospectus Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measure.”

(5)	Expansion capital expenditures are cash expenditures incurred for acquisitions or capital improvements that we expect will increase our operating income or operating capacity over the long term.

(6)	Maintenance capital expenditures are cash expenditures (including expenditures for the addition or improvement to, or the replacement of, our capital assets, and for the acquisition of existing, or the construction or development of new, capital assets) made to maintain our long-term operating income or operating capacity. Examples of maintenance capital expenditures are expenditures for the repair, refurbishment and replacement of pipelines and terminals, to maintain equipment reliability, integrity and safety and to address environmental laws and regulations.

(7)	Includes $0.2 for each of the three month periods and $0.7 million for the twelve months ending September 30, 2013 attributable to phantom units with distribution equivalent rights awarded in connection with this offering to the independent directors of our general partner and certain key employees of our affiliates pursuant to our long-term incentive plan. Please read “Management—Long-Term Incentive Plan.”

(8)	Based on the number of common units, subordinated units and general partner units expected to be outstanding upon the completion of this offering and assumes that the underwriters’ option to purchase additional common units is not exercised.

Significant Forecast Assumptions

The forecast has been prepared by and is the responsibility of management. The forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve months ending September 30, 2013. While the assumptions disclosed in this prospectus are not all-inclusive, the assumptions listed below are those that we believe are material to our forecasted results of operations and any assumptions not discussed below were not deemed to be material. We believe we have a reasonable objective basis for these assumptions. We believe our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. There will likely be differences between our forecast and the actual results and those differences could be material. If the forecast is not achieved, we may not be able to make cash distributions on our common units at the minimum quarterly distribution rate or at all.

General Considerations

As discussed in this prospectus, a substantial majority of our contribution margin and certain of our expenses will be determined by contractual arrangements that we will enter into with Delek at the closing of this offering. Accordingly, our forecasted results are not directly comparable with historical periods. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of Our Financial Results” for additional information. A substantial majority of our contribution margin will be derived from fee-based business, primarily pursuant to long-term commercial agreements with Delek that include minimum volume commitments. As we do not take title to any of the crude oil that we handle, and we take title to only limited volumes of light products in our marketing business, we have limited direct exposure to material commodity risk. Accordingly, we generally do not need to hedge crude oil or refined products. However, from time to time, we will hedge our exposure to commodity prices for refined products in our west Texas wholesale marketing business. Our marketing business recognized a $0.7 million hedging gain related to forward fuel contracts, which was included as an adjustment to cost of goods sold for the year ended December 31, 2011. Our forecasted results include an estimate that approximates the 2011 actual gain recognized. In addition, the tariff rates that Delek is required to pay under our pipelines and storage facility agreement for our Lion Pipeline System and the fees that Delek is required to pay under our other commercial agreements with it are subject to adjustment on July 1, 2013 based on changes in the FERC oil pipelines index or, in the case of our marketing agreement with Delek, the consumer price index. For purposes of the forecast, we have assumed increases on July 1, 2013 of 3.2% in the FERC oil pipelines index, which is equal to 75% of the average change in that index over the past 10 years, and 1.0% in the consumer price index.

Our forecast makes certain assumptions regarding the timing and impact of certain operational events, certain of which are under the control of third parties. Specifically, we have assumed the following:

•

Paline Pipeline Reversal – We have assumed that we will have completed the final phase of the reversal of the Paline Pipeline System by early November 2012. We have agreed to use 100% of the southbound capacity of the Paline Pipeline System to provide pipeline transportation services to a major integrated oil company through December 31, 2014. Following completion of the final phase of the reversal project, the monthly fee payable by this third party will be $450,000, which will increase to $529,250 per month in 2013 and thereafter be subject to annual escalation during any renewal periods. The monthly fees payable to us under our agreement with this customer increase proportionately to the extent throughput volumes are above 30,000 bpd. Prior to the completion of the final phase of our reversal of the Paline Pipeline System, the monthly fee payable by this third party is $229,000. We have assumed that we will receive $229,000 in October 2012 and $421,000, a prorated portion of the full monthly fee for November 2012. Our forecast assumes monthly average of approximately $520,000 of gross margin attributable to the southbound portion of the Paline Pipeline System for December 2012 through the balance of the forecast period.

•

East Texas Crude Logistics System – We have assumed that the throughput on our East Texas Crude Logistics System will decline to below the minimum volume commitment beginning in April 2013 as a result of Delek’s expected use of a reconfigured pipeline system that is owned and operated by third parties and will begin supplying crude oil to the Tyler refinery from west Texas in the first half of 2013. Delek has a 10-year agreement with third parties to transport a substantial majority of the Tyler refinery’s crude oil requirements on this reconfigured system. Upon commencement of this third party agreement, crude oil volumes transported on our East Texas Crude Logistics System are expected to significantly decrease, and actual throughput on our East Texas Logistics System is expected to be below the minimum volume commitment under our agreement with Delek. Please read “Business—Our Asset Portfolio—Pipelines and Transportation Segment—Anticipated Impact of New Third-Party Pipeline Systems on Our Operations” for additional information.

•

Big Sandy Terminal – Although we have completed the capital improvements necessary to resume operations at our Big Sandy terminal, which has been idle since 2008, we will be unable to operate the terminal until a third party pipeline returns to service. Delek is in discussions with the owner of the pipeline regarding the necessary repairs, and although we do not control the repairs and cannot assure you they will be completed, we expect the repairs to be completed by the end of 2012. Under the terminalling services agreement with Delek Refining for the Big Sandy terminal, Delek Refining has agreed to pay the minimum required terminalling services fees and the storage fees effective as of the completion of this offering.

We cannot assure you that the above operational events will occur on our assumed timing or at all.

Net Sales and Contribution Margin

We estimate that we will generate net sales of $797.1 million for the twelve months ending September 30, 2013, as compared to pro forma net sales of $765.8 million and $797.0 million for the year ended December 31, 2011 and the twelve months ended June 30, 2012, respectively. For the twelve months ending September 31, 2013, we estimate that our contribution margin will be $56.6 million as compared to pro forma contribution margin of $53.6 million and $54.8 million for the year ended December 31, 2011 and the twelve months ended June 30, 2012, respectively. Based on our assumptions for the twelve months ending September 30, 2013, we expect approximately 80% of our forecasted contribution margin to be generated by our commercial agreements with, and fees and tariffs paid by, Delek. Additionally, we expect Delek’s minimum volume commitments under our commercial agreements will represent approximately 56% of our forecasted contribution margin. Additionally, our commercial agreements include provisions that generally permit Delek to suspend, reduce or terminate its obligations under the applicable agreement if certain events occur. These events include Delek deciding to permanently or indefinitely suspend refining operations at one or more of its refineries, as well as our being subject to certain force majeure events that would prevent us from performing required services under the applicable agreement. We have assumed no such event will occur during the forecast period.

Volumes. Our forecasted net sales have been determined for our pipeline and transportation segment and our wholesale marketing and terminalling segment by reference to historical volumes handled by us for the year ended December 31, 2011 and the twelve months ended June 30, 2012 for Delek and third parties. The forecasted net sales also take into consideration existing contracts with third parties and the commercial agreements with Delek that we will enter into at the closing of this offering, as well as forecasted usage by Delek of services above the minimum throughput requirements under these commercial agreements. We expect that any variances between actual net sales and forecasted net sales will be driven by differences between actual volumes and forecasted volumes (subject to the minimum volume commitments of Delek) and by changes in uncommitted volumes.

The following table compares by asset our forecasted volumes to pro forma historical volumes, contrasted against our minimum volume commitments.

	Pro Forma		Forecasted		Contracted Minimum	Contracted Minimum as a Percentage of Forecast
	Year Ended December 31, 2011	Twelve Months Ended June 30, 2012	Twelve Months Ended September 30, 2013
Pipeline and transportation throughputs (bpd):
Lion Pipeline System:
Crude oil throughputs (1)	57,180	54,854	50,262		46,000	92%
Light products throughputs	46,203	46,637	43,510		40,000	92%
SALA Gathering System	17,358	19,047	19,500		14,000	72%
Paline Pipeline System (2)	20,529	22,090	30,766		N/A	N/A
East Texas Crude Logistics System	55,341	54,167	32,937	(3)	35,000	106%
Wholesale marketing and terminalling:
East Texas-Tyler refinery sales (bpd)	51,568	50,334	52,000		50,000	96%
West Texas marketing sales (bpd)	15,493	15,881	15,493		N/A	N/A
Terminalling throughputs (bpd) (4)	18,217	16,857	23,537		15,000	64%

(1)	The forecast volumes are lower than the pro forma volumes due to the temporary suspension of crude oil delivered from a supplier’s pipeline beginning in April 2012.

(2)

Forecasted volumes include assumed volumes associated the completion of the final phase of the southbound reversal of the Paline Pipeline System in November 2012. Please read “– General Considerations – Paline Pipeline Reversal” above. Pro forma volumes shown represent northbound volumes for another third party customer. In addition to volumes associated with the southbound capacity of the system, forecasted volumes include a small volume of third-party shipments on the newly constructed Longview to Kilgore, Texas pipeline segment which are not reflected in the pro forma volumes.

(3)	Forecasted volumes reflect our assumption that a reconfigured pipeline system that is owned and operated by third parties will begin supplying crude oil to the Tyler refinery in April 2013. As such, we have assumed that forecasted volumes will decrease from an average of approximately 56,000 bpd for the period from October 1, 2012 to March 31, 2013 to an average of approximately 10,000 bpd for the balance of the forecast period, which is below the minimum volume commitment under our agreement with Delek. Please read “Business—Our Asset Portfolio—Pipelines and Transportation Segment—Anticipated Impact of New Third-Party Pipeline Systems on Our Operations” for additional information.

(4)	Combines volumes at our Big Sandy, Nashville and Memphis terminals. Forecasted volumes for twelve months ending September 30, 2013 are 5,000 bpd, 7,286 bpd and 11,093 bpd, for Big Sandy, Nashville, and Memphis, respectively.

Pipeline and Transportation. We estimate that our total pipeline and transportation net sales for the twelve months ending September 30, 2013 will be $49.9 million, as compared to $47.1 million and $48.0 million for the year ended December 31, 2011 and the twelve months ended June 30, 2012, respectively, on a pro forma basis. We estimate that our total pipeline and transportation contribution margin will be $35.8 million for the twelve months ended September 30, 2013 as compared to $33.8 million and $34.1 million for the year ended December 31, 2011 and the twelve months ended June 30, 2012, respectively, on a pro forma basis. Of the total net sales forecasted for this segment, $35.3 million, or 70.7%, relate to minimum volume commitments under the pipelines and storage facilities agreement related to our Lion Pipeline System and the pipeline and tankage agreement related to our East Texas Crude Logistics System that we will enter into with Delek at the closing of this offering. Monthly payments assumed to commence in October 2012 related to the southbound portion of the Paline Pipeline System represent $5.9 million, or 11.7%, of the total forecasted net sales.

The following table shows our total pipeline and transportation net sales and our net sales per barrel handled in this segment for the periods indicated.

	Pro Forma		Forecasted
	Year Ended December 31, 2011	Twelve Months Ended June 30, 2012	Twelve Months Ending September 30, 2013
Net Sales (in millions):
Lion Pipeline System:
Crude oil	$17,975	17,669	$16,283
Light products	1,686	1,707	1,602
SALA Gathering System	14,255	15,688	16,144
Paline Pipeline System	1,655	1,688	5,995
East Texas Crude Logistics System:
Crude oil transportation	8,534	8,234	6,899
Storage	3,000	3,000	3,024

Total	$47,105	47,986	$49,947

Net Sales (per barrel):
Lion Pipeline System:
Crude oil	$0.86	$0.88	$0.89
Light products	0.10	0.10	0.10
SALA Gathering System	2.25	2.25	2.27
Paline Pipeline System	0.22	0.21	0.53
East Texas Crude Logistics System (1):	0.42	0.42	0.57

(1)	Does not include monthly storage fees

Lion Pipeline System and SALA Gathering System. We estimate that total net sales attributable to our Lion Pipeline System and SALA Gathering System will be $34.0 million for the twelve months ending September 30, 2013, as compared to $33.9 million and $35.1 million for the year ended December 31, 2011 and the twelve months ended June 30, 2012, respectively, on a pro forma basis. Of this amount, $27.2 million relates to Delek’s minimum throughput commitments under the pipeline and storage facilities agreement that we will enter into with Delek at the closing of this offering. We estimate total contribution margin attributable to our Lion Pipeline System and SALA Gathering System will be $24.3 million for the twelve months ended September 30, 2013, as compared to $24.8 million and $25.6 million for the year ended December 31, 2011 and the twelve months ending June 30, 2012, respectively, on a pro forma basis. Under the pipelines and storage facilities agreement, Lion Oil will be obligated to throughput an aggregate of 46,000 bpd (on a quarterly average basis) of crude oil shipped on the El Dorado, Magnolia and rail connection pipelines, other than crude oil volumes gathered on our SALA Gathering System at a tariff rate of $0.85 per barrel. For the El Dorado refined product pipelines, the minimum throughput commitment will be an aggregate of 40,000 bpd (on a quarterly average basis) of diesel or gasoline shipped on these pipelines at a tariff rate of $0.10 per barrel. The minimum throughput commitment on the SALA gathering system will be an aggregate of 14,000 bpd (on a quarterly average basis) of crude oil at a tariff rate of $2.25 per barrel. The remaining $6.8 million of estimated net sales relates to forecasted usage by Delek of services above the minimum requirements under this agreement totaling $6.2 million, and $0.6 million from a third-party. The decrease in our forecasted net sales compared to pro forma net sales for the year ended December 31, 2011 and the increase in our forecasted net sales compared to pro forma net sales for the twelve months ended June 30, 2012 primarily relate to the temporary suspension of crude oil delivered from a supplier’s pipeline beginning in April 2012 and the commencement of new crude oil supply to our Magnolia pipeline in the first half of 2013.

Paline Pipeline System. We estimate that total net sales attributable to our Paline Pipeline system will be $6.0 million for the twelve months ending September 30, 2013, as compared to $1.7 million for the twelve month periods ending December 31, 2012 and June 30, 2012. Of this amount, $5.9 million relates to the monthly capacity payment for the southbound capacity of the Paline Pipeline System under our commercial agreement with a third party which were not included in pro forma periods. The remaining $0.1 million of forecasted net sales relates to revenue derived from transportation of a small volume of third-party shipments on the newly constructed Longview to Kilgore, Texas pipeline segment. We estimate that total contribution margin attributable to our Paline Pipeline System will be $4.0 million for the twelve months ended September 30, 2013, as compared to $0.4 million and $0.5 million for the year ended December 31, 2011 and the twelve months ending June 30, 2012, respectively, on a pro forma basis.

East Texas Crude Logistics System. We estimate that total net sales attributable to the East Texas Crude Logistics System will be $9.9 million for the twelve months ending September 30, 2013, as compared to $11.5 million and $11.2 million for the year ended December 31, 2011 and the twelve months ended June 30, 2012, respectively, on a pro forma basis. Of this amount, $5.1 million relates to Delek’s minimum throughput commitments under the pipeline and tankage agreement that we will enter into with Delek at the closing of this offering, and $3.0 million relates to the storage commitments under this agreement. We estimate that total contribution margin attributable to our East Texas Crude Logistics System will be $7.5 million for the twelve months ended September 30, 2013, as compared to $8.6 million and $7.9 million for the year ended December 31, 2011 and the twelve months ending June 30, 2012, respectively, on a pro forma basis. Under the pipeline and tankage agreement, Delek Refining will be obligated to throughput aggregate volumes of crude oil of at least 35,000 bpd, calculated on a quarterly average basis, on our East Texas Crude Logistics System for a transportation fee of $0.40 per barrel. For any volumes in excess of 50,000 bpd, calculated on a quarterly average basis, Delek Refining will be required to pay an additional fee of $0.20 per barrel in excess of 50,000 bpd. The forecast includes $0.2 million related to this additional fee. In addition, Delek Refining will pay a storage fee of $250,000 per month for the use of our crude oil storage tanks along our East Texas Crude Logistics system. The remaining $1.8 million of estimated net sales relates to forecasted volumes above the minimum volume commitments. The decrease in our net sales for the forecast period compared to the year ended December 31, 2011 and the twelve months ended June 30, 2012 primarily relates to Delek’s expected use of a reconfigured pipeline system that is owned and operated by third parties and will begin supplying crude oil to the Tyler refinery from west Texas in the first half of 2013. Subsequent to the commencement of Delek’s use of this third party pipeline, we expect that Delek will be obligated to pay only the minimum of $5.1 million. Please read “—General Considerations—East Texas Crude Logistics System” above.

Wholesale Marketing and Terminalling. We estimate that our total wholesale marketing and terminalling net sales for the twelve months ending September 30, 2013 will be $747.1 million, as compared to $718.7 million and $749.1 million for the year ended December 31, 2011 and the twelve months ended June 30, 2012, respectively, on a pro forma basis. We estimate that our cost of goods sold for this segment will be in line with our pro forma cost of goods sold for the year ended December 31, 2011 at $694.8 million. We estimate that total contribution margin attributable to Wholesale Marketing and Terminalling will be $20.8 million for the twelve months ended September 30, 2013, as compared to $19.8 million and $20.7 million for the year ended December 31, 2011 and the twelve months ending June 30, 2012, respectively, on a pro forma basis. Of the total forecasted contribution margin, $11.6 million, or 55.8%, relates to minimum volume commitments, of which $10.9 million is under the east Texas marketing agreement, $0.4 million is under the Memphis terminalling services agreement and $0.3 million is under the Big Sandy terminalling services agreement, all of which will be entered into with Delek at the closing of this offering. Contribution margin associated with west Texas marketing is estimated to be $6.5 million, or 32% of total forecasted contribution margin. The balance of these estimated net sales represents approximately $1.5 million due to volumes above Delek’s minimum commitments for the Memphis terminalling services and the east Texas marketing agreement, $1.1 million for Nashville terminalling services and $0.6 million for storage fees at the Big Sandy terminal. We expect net sales to increase in our forecast period for the Big Sandy terminalling and storage fees paid by Delek, because the terminal was not in operation during the year ended December 31, 2011. Our forecast assumes that our Big Sandy terminal will be operational by the end of 2012. Please read “—General Considerations—Big Sandy Terminal” above.

The following table shows our total wholesale marketing and terminalling net sales and our net sales per barrel in this segment for the periods indicated.

	Pro Forma		Forecasted
	Year Ended December 31, 2011	Twelve Months Ended June 30, 2012	Twelve Months Ending September 30, 2013
Net Sales (in thousands):
East Texas marketing	$12,415	$13,218	$12,233
West Texas marketing	703,283	732,819	730,276
Terminalling (1)	3,039	3,026	4,035
Storage	—	—	605

Total	$718,737	$749,063	$747,149

Net Sales (per barrel):
East Texas marketing	$0.66	$0.72	$0.64
West Texas marketing	124.37	126.08	129.14
Terminalling (1) (2)	0.46	0.49	0.47

(1)	Combines volumes at our Big Sandy, Memphis and Nashville Terminals

(2)	Does not include monthly storage fees at the Big Sandy Terminal

East Texas Marketing. We estimate that total net sales attributable to our east Texas marketing business will be $12.2 million for the twelve months ending September 30, 2013, as compared to $12.4 million and $13.2 million for the year ended December 31, 2011 and twelve months ended June 30, 2012, respectively, on a pro forma basis. Of this amount, $10.9 million relates to Delek’s minimum volume commitments under the east Texas marketing agreement that we will enter into with Delek at the closing of this offering. We estimate that total contribution margin attributable to our east Texas marketing business will be $12.2 million for the twelve months ended September 30, 2013, as compared to $12.4 million and $13.2 million for the year ended December 31, 2011 and the twelve months ending June 30, 2012, respectively, on a pro forma basis. Under the east Texas marketing agreement, Delek will be obligated to make available to us for marketing and sale at the Tyler refinery and/or our Big Sandy terminal an aggregate amount of refined products of at least 50,000 bpd, calculated on a quarterly average basis. In exchange for our marketing services, Delek will pay us a base fee of $0.5964 per barrel of products it sells. In addition, Delek has agreed to pay us 50% of the margin above an agreed base level generated on the sale as an incentive fee, provided that the incentive fee will not be less than $175,000 nor greater than $500,000 per quarter. Also included in the forecasted revenue is $1.1 million related to the expected incentive fee.

West Texas Marketing. We estimate that total net sales attributable to our west Texas marketing business will be $730.3 million for the twelve months ending September 30, 2013, as compared to $703.3 million and $732.8 million for the year ended December 31, 2011 and twelve months ended June 30, 2012, respectively, on a pro forma basis. We estimate that total contribution margin attributable to our west Texas marketing business will be $6.5 million for the twelve months ended September 30, 2013, as compared to $6.5 million and $6.7 million for the year ended December 31, 2011 and the twelve months ending June 30, 2012, respectively, on a pro forma basis. In our west Texas marketing operations, we generate revenue by purchasing refined products from independent third-party suppliers for resale at our San Angelo and Abilene, Texas terminals and at third-party terminals located in Aledo, Odessa, Big Spring and Frost, Texas. Our forecasted net sales during the forecast period have been projected based on a third-party future price curve as of September 13, 2012.

Terminalling and Storage. We estimate that total net sales attributable to our terminalling services will be $4.0 million, or $0.47 per barrel, for the twelve months ending September 30, 2013, as compared to $3.0 million for both of the year ended December 31, 2011 and twelve months ended June 30, 2012, on a pro forma basis. Of this amount, $2.7 million relates to Delek’s minimum throughput commitments under the Memphis and Big Sandy terminalling services agreements that we will enter into with Delek at the closing of this offering. We estimate that total contribution margin attributable to our terminalling and storage operations will be $2.0 million for the twelve months ended September 30, 2013, as compared to $0.8 million for the year ended December 31, 2011 and the twelve months ending June 30, 2012, on a pro forma basis. Under these agreements, Delek will be obligated to throughput aggregate volumes of refined products of at least 10,000 bpd and 5,000 bpd (on a quarterly average basis), for Memphis and Big Sandy, respectively, for a terminalling service fee of $0.50 per barrel. We also will receive fees for providing related ancillary services (such as ethanol blending and additive injection) at the Memphis terminal; however, no such fees have been included in the forecast. In addition, Delek will pay a storage fee of $50,000 per month for storage services at our Big Sandy terminal. We estimate that our storage net sales will be $0.6 million for the twelve months ending September 30, 2013. The remaining $1.1 million of forecasted net sales relates to revenue derived from our Nashville terminal, which will provide terminalling services for products to independent third parties and Delek’s retail segment. We do not have a terminalling agreement with Delek for the Nashville terminal. The increase in our forecasted revenues for the forecast period compared to the year ended December 31, 2011 and the twelve months ended June 30, 2012 primarily relates to the inclusion of the Big Sandy terminal, which was not operational during the year ended December 31, 2011 and the twelve months ended June 30, 2012. Please read “—General Considerations—Big Sandy Terminal” above.

Operating and Maintenance Expense

Our operating and maintenance expenses are comprised primarily of labor expenses, lease costs, utility costs, insurance premiums, repairs and maintenance expenses and related property taxes. We estimate that we will incur operating and maintenance expense of $18.7 million for the twelve months ending September 30, 2013 as compared to $17.4 million and $17.9 million for the year ended December 31, 2011 and the twelve months ended June 30, 2012, respectively, on a pro forma basis. The increase in our forecasted operating and maintenance expenses compared to the year ended December 31, 2011 and the twelve months ended June 30, 2012 is primarily related to the Big Sandy terminal and the use of 100% of the southbound capacity of the Paline

Pipeline System, both of which were not operational during the year ended December 31, 2011. Please read “—General Considerations” above.

General and Administrative Expenses

We estimate that our total general and administrative expenses will be $7.7 million for the twelve months ending September 30, 2013, compared to $6.4 million and $6.9 million for the year ended December 31, 2011 and the twelve months ended June 30, 2012, respectively, on a pro forma basis. These expenses consist of:

•

a corporate services fee of $2.7 million per year that we will pay to Delek under the omnibus agreement that we will enter into at the closing of this offering for the provision of various centralized corporate services for our benefit, including executive management services of Delek employees who devote less than 50% of their time to our business, financial and administrative services, information technology services, legal services, health, safety and environmental services, human resources services and insurance administration. For a more complete description of this agreement and the services covered by it, see “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement”;

•	approximately $3.0 million of reimbursements to Delek for allocated expenses of personnel who devote 50% or more of their time performing services for our benefit;

•

approximately $2.0 million of incremental annual expenses as a result of being a separate publicly traded partnership, such as costs associated with annual and quarterly reports to unitholders, financial statement audit, tax return and Schedule K-1 preparation and distribution, investor relations, activities, registrar and transfer agent fees, incremental director and officer liability insurance premiums, independent director compensation and incremental employee benefit costs.

Depreciation Expense

We estimate that depreciation expense will be approximately $9.3 million for the twelve months ending September 30, 2013. Our depreciation expense for the year ended December 31, 2011 and the twelve months ended June 30, 2012, on a pro forma basis, was also $9.3 million and $9.2 million, respectively.

Financing

We estimate that interest expense will be approximately $3.3 million for the twelve months ending September 30, 2013. Our interest expense for the year ended December 31, 2011 and the twelve months ended June 30, 2012, on a pro forma basis, was also approximately $3.3 million. Our interest expense for the twelve months ending September 30, 2013 is based on the following assumptions:

•

We will enter into $175.0 million revolving credit facility with an average revolver balance of $90 million during the forecast period. The facility bears interest based on predetermined pricing grids that allow us to choose between Base Rate Loans or LIBOR Rate Loans. The weighted average rate on the $90.0 million of borrowings is approximately 2.5%. An increase or decrease of 1.0% in the interest rate will result in increased or decreased, respectively, annual interest expenses of $0.9 million;

•	interest expense includes an estimated 0.30% commitment fee for the unutilized portion of the facility and fees at 2.13% of letters of credit totaling $10.0 million;

•	interest expense also includes the amortization of debt issuance costs incurred in connection with our revolving credit facility; and

•	we will remain in compliance with the financial and other covenants in our revolving credit facility.

Capital Expenditures

We estimate that total capital expenditures for the twelve months ending September 30, 2013 will be $16.6 million, of which $11.9 million will be reimbursed by Delek, for a net capital expenditure of $4.6 million, as compared to pro forma capital expenditures of $0.9 million and $3.1 million for the year ended December 31, 2011 and the twelve months ended June 30, 2012, respectively. This forecast estimate is based on the following assumptions:

•

Maintenance Capital Expenditures. We estimate that our maintenance capital expenditures will be $10.8 million for the twelve months ending September 30, 2013, of which $6.7 million relates to our API 653 tank inspection and repair program, $1.8 million relates to pipeline and terminal integrity projects and $0.7 million relates primarily to rolling stock replacements in our SALA Gathering System operation, $0.4 million relates to regulatory projects and the remaining $1.2 million relates to several projects to expand the services and reliability of our pipelines and terminals. For the twelve month period ending September 30, 2013, all non-discretionary maintenance capital expenditures, other than those required to comply with applicable environmental laws and regulations, in excess of $3.0 million will be reimbursed by Delek.

•

Expansion Capital Expenditures. We estimate that our expansion capital expenditures will be $5.7 million for the twelve months ending September 30, 2013. This relates to the completion of three projects under construction at the time of closing for which we will be reimbursed by Delek. These projects include: (1) the completion of the reversal of the Paline Pipeline; (2) the reversal of the Nettleton Pipeline; and (3) the installation of a new pipeline in El Dorado to connect rail unloading facilities to existing crude oil storage.

Regulatory, Industry and Economic Factors

Our forecast of estimated EBITDA for the twelve months ending September 30, 2013 is based on the following significant assumptions related to regulatory, industry and economic factors:

•

Delek will not default under any of our commercial agreements or reduce, suspend or terminate its obligations, nor will any events occur that would be deemed a force majeure event, under such agreements;

•

there will not be any new federal, state or local regulation, or any interpretation of existing regulation, of the portions of the refining or logistics industries in which we operate that will be materially adverse to our business;

•	all forecasted increases in our tariff rates and the fees under our commercial agreements with Delek will occur on schedule, and there will be no challenges to our tariff rates;

•	there will not be any material accidents, weather-related incidents, unscheduled downtime or similar unanticipated events with respect to our assets or Delek’s refineries;

•	there will not be a shortage of skilled labor; and

•	there will not be any material adverse changes in the refining industry, the midstream energy sector or market, or overall economic conditions.

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

General

Our partnership agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending December 31, 2012, we distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the amount of our distribution for the period from the closing of this offering through December 31, 2012 based on the actual length of the period.

Definition of Available Cash

Available cash generally means, for any quarter, all cash and cash equivalents on hand at the end of that quarter:

•	less, the amount of cash reserves established by our general partner to:

•

provide for the proper conduct of our business (including cash reserves for our future capital expenditures and anticipated future debt service requirements and refunds of collected rates reasonably likely to be refunded as a result of a settlement or hearing related to FERC rate proceedings or rate proceedings under applicable law subsequent to that quarter);

•	comply with applicable law, any of our debt instruments or other agreements; or

•

provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for distributions if the effect of the establishment of such reserves will prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for the current quarter);

•

plus, if our general partner so determines, all or any portion of the cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter.

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter but on or before the date of determination of available cash for that quarter to pay distributions to unitholders. Under our partnership agreement, working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners, and with the intent of the borrower to repay such borrowings within twelve months with funds other than from additional working capital borrowings.

Intent to Distribute the Minimum Quarterly Distribution

We intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $0.375 per unit, or $1.50 per unit on an annualized basis, to the extent we have sufficient cash from our operations after the establishment of cash reserves and the payment of costs and expenses, including reimbursements of expenses to our general partner. However, there is no guarantee that we will pay the minimum quarterly distribution on our units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—New Revolving Credit Facility” for a discussion of the restrictions to be included in our new credit facility that may restrict our ability to make distributions.

General Partner Interest and Incentive Distribution Rights

Initially, our general partner will be entitled to 2.0% of all quarterly distributions since our inception that we make prior to our liquidation. This general partner interest will be represented by 489,766 general partner units. Our general partner has the right, but not the obligation, to contribute up to a proportionate amount of capital to us to maintain its current general partner interest. The general partner’s initial 2.0% interest in these distributions will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest.

Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 48.0%, of the cash we distribute from operating surplus (as defined below) in excess of $0.43125 per unit per quarter. The maximum distribution of 48.0% does not include any distributions that our general partner or its affiliates may receive on common, subordinated or general partner units that they own. Please read “—General Partner Interest and Incentive Distribution Rights” for additional information.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as either being paid from “operating surplus” or “capital surplus.” We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Operating Surplus

We define operating surplus as:

•	$25.0 million (as described below); plus

•

all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below), provided that cash receipts from the termination of a commodity hedge or interest rate hedge prior to its specified termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such commodity hedge or interest rate hedge; plus

•	working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for that quarter; plus

•

cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued, other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement, or expansion of a capital asset and ending on the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; plus

•

cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued, other than equity issued in this offering, to pay interest and related fees on debt incurred, or to pay distributions on equity issued, to finance the expansion capital expenditures referred to in the prior bullet; less

•	all of our operating expenditures (as defined below) after the closing of this offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such twelve-month period with the proceeds of additional working capital borrowings; less

•	any cash loss realized on disposition of an investment capital expenditure.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by our operations. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $25.0 million of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures (as described below) and thus reduce operating surplus when repayments are made. However, if working capital borrowings, which increase operating surplus, are not repaid during the twelve-month period following the borrowing, they will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowings are in fact repaid, they will not be treated as a further reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

We define interim capital transactions as (i) borrowings, refinancings or refundings of indebtedness (other than working capital borrowings and items purchased on open account or for a deferred purchase price in the ordinary course of business) and sales of debt securities, (ii) issuances of equity securities and (iii) sales or other dispositions of assets, other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business and sales or other dispositions of assets as part of normal asset retirements or replacements.

We define operating expenditures as all of our cash expenditures, including, but not limited to, taxes, reimbursements of expenses of our general partner and its affiliates, director, officer and employee compensation, debt service payments, payments made in the ordinary course of business under interest rate hedge contracts and commodity hedge contracts (provided that payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to the expiration of its settlement or termination date specified therein will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract or commodity hedge contract and amounts paid in connection with the initial purchase of a rate hedge contract or a commodity hedge contract will be amortized at the life of such rate hedge contract or commodity hedge contract), maintenance capital expenditures (as discussed in further detail below), and repayment of working capital borrowings; provided, however, that operating expenditures will not include:

•	repayments of working capital borrowings where such borrowings have previously been deemed to have been repaid (as described above);

•	payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than working capital borrowings;

•	expansion capital expenditures;

•	investment capital expenditures;

•	payment of transaction expenses (including taxes) relating to interim capital transactions;

•	distributions to our partners;

•	repurchases of partnership interests (excluding repurchases we make to satisfy obligations under employee benefit plans); or

•	any other expenditures or payments made using the proceeds of this offering.

Capital Surplus

Capital surplus is defined in our partnership agreement as any distribution of available cash in excess of our cumulative operating surplus. Accordingly, except as described above, capital surplus would generally be generated by:

•	borrowings other than working capital borrowings;

•	sales of our equity and debt securities; and

•

sales or other dispositions of assets, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of ordinary course retirement or replacement of assets.

Characterization of Cash Distributions

Our partnership agreement requires that we treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since the closing of this offering equals the operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. Our partnership agreement requires that we treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

Expansion capital expenditures are cash expenditures incurred for acquisitions or capital improvements that we expect will increase our operating income or operating capacity over the long term. Examples of expansion capital expenditures include the acquisition of equipment and the construction, development or acquisition of additional pipeline, storage, gathering or terminalling capacity to the extent such capital expenditures are expected to expand our operating capacity or our operating income. Expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date that such capital improvement commences commercial service and the date that such capital improvement is abandoned or disposed of.

Maintenance capital expenditures are cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long-term, our operating capacity or operating income. Examples of maintenance capital expenditures are expenditures to repair, refurbish and replace pipelines and terminals, to maintain equipment reliability, integrity and safety and to address environmental laws and regulations. Maintenance capital expenditures are included in operating expenditures and thus will reduce operating surplus.

Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes or development of facilities that are in excess of the maintenance of our existing operating capacity or operating income, but that are not expected to expand our operating capacity or operating income over the long term.

Capital expenditures that are made in part for maintenance capital purposes, investment capital purposes and/or expansion capital purposes will be allocated as maintenance capital expenditures, investment capital expenditures or expansion capital expenditure by our general partner.

Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we define below), the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.375 per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

Subordination Period

Except as described below, the subordination period will begin on the closing date of this offering and will extend until the first business day following the distribution of available cash in respect of any quarter beginning with the quarter ending December 31, 2015, that each of the following tests are met:

•

distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded $1.50 per unit (the annualized minimum quarterly distribution), for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•

the adjusted operating surplus (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of $1.50 (the annualized minimum quarterly distribution) on all of the outstanding common units, subordinated units and general partner units during those periods on a fully diluted basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

In addition to the tests outlined above, the subordination period will end only in the event that our conflicts committee, or the board of directors of our general partner based on the recommendation of our conflicts committee, reasonably expects to satisfy the tests set forth under the first and second bullet points above for the succeeding four-quarter period without treating as earned any shortfall payments that would be paid under our existing commercial agreements with Delek (or similar fees to be paid by Delek under future contracts) expected to be received during such period. For a more detailed discussion of shortfall payments that would be paid by Delek under our existing commercial agreements, please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Commercial Agreements with Delek.”

Early Termination of Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate on the first business day following the distribution of available cash in respect of any quarter beginning with the quarter ending December 31, 2013, that each of the following tests are met:

•

distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded $2.25 (150% of the annualized minimum quarterly distribution), for the four-consecutive-quarter period immediately preceding that date;

•

the adjusted operating surplus (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of (i) $2.25 per unit (150% of the annualized minimum quarterly distribution) on all of the outstanding common units, subordinated units and general partner units during that period on a fully diluted basis and (ii) the corresponding distributions on the incentive distribution rights; and

•	there are no arrearages in payment of the minimum quarterly distributions on the common units.

In addition to the tests outlined above, the subordination period will end only in the event that our conflicts committee, or the board of directors of our general partner based on the recommendation of our conflicts committee, reasonably expects to satisfy the tests set forth under the first and second bullet points above for the succeeding four-quarter period without treating as earned any shortfall payments that would be paid under our existing commercial agreements with Delek (or similar fees to be paid by Delek under future contracts) expected to be received during such period.

Expiration Upon Removal of the General Partner

In addition, if the unitholders remove our general partner other than for cause:

•

the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (i) neither such person nor any of its affiliates voted any of its units in favor of the removal and (ii) such person is not an affiliate of the successor general partner;

•	if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will thereafter participate pro rata with the other common units in distributions of available cash.

Adjusted Operating Surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net drawdowns of reserves of cash established in prior periods. Adjusted operating surplus for a period consists of:

•

operating surplus generated with respect to that period (excluding any amounts attributable to the item described in the first bullet point under the caption “—Operating Surplus and Capital Surplus—Operating Surplus” above); less

•	any net increase in working capital borrowings with respect to that period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•

any net decrease made in subsequent periods to cash reserves for operating expenditures initially established with respect to that period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Distributions of Available Cash from Operating Surplus During the Subordination Period

We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•

first, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•

second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•

third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

Distributions of Available Cash from Operating Surplus After the Subordination Period

We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

General Partner Interest and Incentive Distribution Rights

Our partnership agreement provides that our general partner initially will be entitled to 2.0% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute up to a proportionate amount of capital to us in order to maintain its 2.0% general partner interest if we issue additional units. Our general partner’s 2.0% interest, and the percentage of our cash distributions to which it is entitled from such 2.0% interest, will be proportionately reduced if we issue additional units in the future (other than the issuance of common units upon exercise by the underwriters of their over-allotment option in this offering or upon the expiration of such option, the issuance of common units upon conversion of outstanding subordinated units or the issuance of common units upon a reset of the incentive distribution rights) and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 2.0% general partner interest. Our partnership agreement does not require that our general partner fund its capital contribution with cash. It may instead fund its capital contribution by the contribution to us of common units or other property.

Incentive distribution rights represent the right to receive an increasing percentage (13.0%, 23.0% and 48.0%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in our partnership agreement.

The following discussion assumes that our general partner maintains its 2.0% general partner interest and that our general partner continues to own the incentive distribution rights.

If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives a total of $0.43125 per unit for that quarter (the “first target distribution”);

•	second, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until each unitholder receives a total of $0.46875 per unit for that quarter (the “second target distribution”);

•	third, 75.0% to all unitholders, pro rata, and 25.0% to our general partner, until each unitholder receives a total of $0.56250 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner based on the specified target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution per Unit Target Amount.” The percentage interests shown for our unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 2.0% general partner interest and assume that our general partner has contributed any additional capital necessary to maintain its 2.0% general partner interest, our general partner has not transferred its incentive distribution rights and that there are no arrearages on common units.

	Total Quarterly Distribution per Unit Target Amount	Marginal Percentage Interest in Distributions
		Unitholders	General Partner
Minimum Quarterly Distribution	$0.37500	98.0%	2.0%
First Target Distribution	above $0.37500	98.0%	2.0%
	up to $0.43125
Second Target Distribution	above $0.43125	85.0%	15.0%
	up to $0.46875
Third Target Distribution	above $0.46875	75.0%	25.0%
	up to $0.56250
Thereafter	above $0.56250	50.0%	50.0%

General Partner’s Right to Reset Incentive Distribution Levels

Our general partner, as the initial holder of our incentive distribution rights, has the right under our partnership agreement, subject to certain conditions, to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to our general partner would be set. If our general partner transfers all or a portion of our incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made. Our general partner’s right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our general partner are based may be exercised, without approval of our unitholders or the conflicts committee, at any time when there are no subordinated units outstanding, we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the four consecutive fiscal quarters immediately preceding such time and the amount of each such distribution did not exceed adjusted operating surplus for such quarter, respectively. If our general partner and its affiliates are not the holders of a majority of the incentive distribution rights at the time an election is made to reset the minimum quarterly distribution amount and the target distribution levels, then the proposed reset will be subject to the prior written concurrence of the general partner that the conditions described above have been satisfied. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that our general partner will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target distributions prior to the reset, our general partner will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by our general partner for the two quarters immediately preceding the reset event as compared to the average cash distributions per common unit during that two-quarter period. In addition, our general partner will be issued the number of general partner units necessary to maintain our general partner’s interest in us immediately prior to the reset election.

The number of common units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the average aggregate amount of cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election by (y) the average of the aggregate amount of cash distributed per common unit during each of these two quarters.

Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (which amount we refer to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives an amount equal to 115.0% of the reset minimum quarterly distribution for that quarter;

•

second, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until each unitholder receives an amount per unit equal to 125.0% of the reset minimum quarterly distribution for the quarter;

•

third, 75.0% to all unitholders, pro rata, and 25.0% to our general partner, until each unitholder receives an amount per unit equal to 150.0% of the reset minimum quarterly distribution for the quarter; and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner.

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner at various cash distribution levels (i) pursuant to the cash distribution provisions of our partnership agreement in effect at the completion of this offering, as well as (ii) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $0.60.

	Quarterly Distribution per Unit Prior to Reset	Marginal Percentage Interest in Distribution		Quarterly Distribution per Unit following Hypothetical Reset
		Unitholders	General Partner
Minimum Quarterly Distribution	$0.37500	98.0%	2.0%	$0.60000
First Target Distribution	above $0.37500 up to $0.43125	98.0%	2.0%	above $0.60000 up to $0.69000(1)
Second Target Distribution	above $0.43125 up to $0.46875	85.0%	15.0%	above $0.69000 up to $0.75000(2)
Third Target Distribution	above $0.46875 up to $0.56250	75.0%	25.0%	above $0.75000 up to $0.90000(3)
Thereafter	above $0.56250	50.0%	50.0%	above $0.90000

(1)	This amount is 115.0% of the hypothetical reset minimum quarterly distribution.

(2)	This amount is 125.0% of the hypothetical reset minimum quarterly distribution.

(3)	This amount is 150.0% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner, including in respect of incentive distribution rights, or IDRs, based on an average of the amounts distributed for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there would be 24,449,507 common units outstanding, our general partner’s 2.0% interest has been maintained, and the average distribution to each common unit would be $0.60 per quarter for the two consecutive non-overlapping quarters prior to the reset. For purposes of the table below, we have assumed that the 450,991 phantom units with distribution equivalent rights that will be granted to independent directors of our general partner and certain key employees of our affiliates in connection with this offering will be treated as common units.

	Prior to Reset
	Quarterly Distribution per Unit	Common Unitholders Cash Distribution	General Partner Cash Distributions
			Common Units	2.0% General Partner Interest	IDRs	Total	Total Distribution
Minimum Quarterly Distribution	$0.37500	$9,168,565	$—	$187,114	$—	$187,114	$9,355,679
First Target Distribution	above $0.37500 up to $0.43125	1,375,285	—	28,067	—	28,067	1,403,352
Second Target Distribution	above $0.43125 up to $0.46875	916,857	—	21,573	140,225	161,798	1,078,655
Third Target Distribution	above $0.46875 up to $0.56250	2,292,141	—	61,124	702,923	764,047	3,056,188
Thereafter	above $0.56250	916,857	—	36,674	880,182	916,857	1,833,713

		$14,669,704	$—	$334,552	$1,723,331	$2,057,882	$16,727,587

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and the general partner, including in respect of IDRs, with respect to the quarter after the reset occurs. The table reflects that as a result of the reset there would be 27,321,725 common units outstanding, our general partner has maintained its 2.0% general partner interest, and that the average distribution to each common unit would be $0.60. The number of common units issued as a result of the reset was calculated by dividing (x) $1,723,331 as the average of the amounts received by the general partner in respect of its IDRs for the two consecutive non-overlapping quarters prior to the reset as shown in the table above, by (y) the average of the cash distributions made on each common unit per quarter for the two consecutive non-overlapping quarters prior to the reset as shown in the table above, or $0.60. For purposes of the table below, we have assumed that the 450,991 phantom units with distribution equivalent rights that will be granted to independent directors of our general partner and certain key employees of our affiliates in connection with this offering will be treated as common units.

After Reset
	Quarterly Distribution per Unit	Common Unitholders Cash Distribution	General Partner Cash Distributions
			Common Units Issued As a Result of the Reset	2.0% General Partner Interest	IDRs	Total	Total Distribution
Minimum Quarterly Distribution	$0.6000	$14,669,704	$1,723,331	$334,552	$—	$2,057,883	$16,727,587
First Target Distribution	above $0.6000 up to $0.6900	—	—	—	—	—	—
Second Target Distribution	above $0.6900 up to $0.7500	—	—	—	—	—	—
Third Target Distribution	above $0.7500 up to $0.9000	—	—	—	—	—	—
Thereafter	above $0.9000	—	—	—	—	—	—

		$14,669,704	$1,723,331	$334,552	$—	$2,057,883	$16,727,587

Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the immediately preceding four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

•

first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until the minimum quarterly distribution is reduced to zero, as described below under “—Effect of a Distribution from Capital Surplus”;

•

second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, as if such distributions were from operating surplus.

The preceding discussion is based on the assumptions that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

Effect of a Distribution from Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. We will then make all future distributions from operating surplus, with 50.0% being paid to the unitholders, pro rata, and 2.0% to our general partner and 48.0% to the holder of our incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	target distribution levels;

•	the unrecovered initial unit price;

•	the number of general partner units comprising the general partner interest; and

•	the arrearages in payment of the minimum quarterly distribution on the common units.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50.0% of its initial level, and each subordinated unit would be split into two subordinated units. We will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if the official interpretation of existing law is modified by a governmental authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels for each quarter may be reduced by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter (reduced by the amount of the estimated tax liability for such quarter payable by reason of such legislation or interpretation) and the denominator of which is the sum of available cash for that quarter (reduced by the amount of the estimated tax liability for such quarter payable by reason of such legislation or interpretation) plus our general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference may be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in our partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to our partners in the following manner:

•	first, to our general partner to the extent of any negative balance in its capital account;

•

second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until the capital account for each common unit is equal to the sum of: (1) the unrecovered initial unit price; (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and (3) any unpaid arrearages in payment of the minimum quarterly distribution;

•

third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until the capital account for each subordinated unit is equal to the sum of: (1) the unrecovered initial unit price; and (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•

fourth, 98.0% to all common and subordinated unitholders, pro rata, and 2.0% to our general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98.0% to the common and subordinated unitholders, pro rata, and 2.0% to our general partner, for each quarter of our existence;

•

fifth, 85.0% to all common and subordinated unitholders, pro rata, and 15.0% to our general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85.0% to the common and subordinated unitholders, pro rata, and 15.0% to our general partner for each quarter of our existence;

•	sixth, 75.0% to all common and subordinated unitholders, pro rata, and 25.0% to our general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75.0% to the common and subordinated unitholders, pro rata, and 25.0% to our general partner for each quarter of our existence;

•	thereafter, 50.0% to all common and subordinated unitholders, pro rata, and 50.0% to our general partner.

The percentages set forth above are based on the assumption that our general partner has not transferred its incentive distribution rights and that we do not issue additional classes of equity securities.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the fourth bullet point above will no longer be applicable.

Manner of Adjustments for Losses

If our liquidation occurs before the end of the subordination period, after making allocations of loss to the general partner and the unitholders in a manner intended to offset in reverse order the allocations of gains that have previously been allocated, we will generally allocate any loss to our general partner and unitholders in the following manner:

•

first, 98.0% to the holders of subordinated units in proportion to the positive balances in their capital accounts and 2.0% to our general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

•

second, 98.0% to the holders of common units in proportion to the positive balances in their capital accounts and 2.0% to our general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100.0% to our general partner.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

Adjustments to Capital Accounts

Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we generally allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in the partners’ capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made. In contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to the unitholders and our general partner based on their respective percentage ownership of us. In this manner, prior to the end of the subordination period, we generally will allocate any such loss equally with respect to our common and subordinated units. If we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner that results, to the extent possible, in our unitholders’ capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

SELECTED HISTORICAL AND PRO FORMA COMBINED FINANCIAL AND OPERATING DATA

The following table shows selected historical combined financial and operating data of Delek Logistics Partners, LP Predecessor, our predecessor for accounting purposes, and selected pro forma combined financial data of Delek Logistics Partners, LP for the periods and as of the dates indicated. Our selected historical combined financial data as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 are derived from the audited combined financial statements of our predecessor appearing elsewhere in this prospectus. Our selected historical combined financial data as of and for the six months ended June 30, 2012 and for the six months ended June 30, 2011 are derived from the unaudited combined financial statements of our predecessor appearing elsewhere in this prospectus. Our selected historical combined financial data as of December 31, 2009, 2008 and 2007 and for the years ended December 31, 2008 and 2007 are derived from our unaudited historical combined financial statements that are not included in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the historical and unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Delek Logistics Partners, LP Predecessor consists of the assets, liabilities and results of operations of certain crude oil and refined product pipeline, storage, wholesale marketing and terminalling assets of Delek, operated and held by Delek Marketing & Supply, Inc., Paline and Lion Oil, each a wholly owned subsidiary of Delek, to be contributed to us in connection with this offering. The historical financial data include the assets, liabilities and results of operations of the assets to be contributed by Lion Oil to us in connection with this offering, other than Paline, for all periods after April 29, 2011. The assets, liabilities and results of operations of Paline are included in the accompanying financial statements for all periods after December 19, 2011 and, for all periods through April 28, 2011, are included in the assets, liabilities and results of operations of the assets to be contributed by Lion Oil to us in connection with this offering.

The selected pro forma combined financial data presented in the following table for the year ended December 31, 2011 and as of and for the six months ended June 30, 2012 are derived from the unaudited pro forma combined financial statements included elsewhere in this prospectus. The pro forma balance sheet assumes that the offering and the related formation transactions occurred as of June 30, 2012 and the pro forma statements of operations for the year ended December 31, 2011 and the six months ended June 30, 2012 assume that the offering and the related transactions occurred as of January 1, 2011. These transactions include, and the pro forma financial data give effect to, the following:

•	Delek’s contribution of all of our initial assets and operations, including certain subsidiaries, to us (excluding working capital and other noncurrent liabilities);

•

our execution of multiple long-term commercial agreements with Delek and recognition of incremental revenues under those agreements as discussed in “Certain Relationships and Related Party Transactions—Commercial Agreements with Delek”;

•	our execution of an omnibus agreement, and our general partner’s execution of an operation and management services agreement, with Delek;

•

the consummation of this offering and our issuance of common units to the public, general partner units and the incentive distribution rights to our general partner and common units and subordinated units to Delek; and

•	the application of the net proceeds of this offering, together with the proceeds from borrowings under our revolving credit facility, as described in “Use of Proceeds.”

The pro forma combined financial data do not give effect to the estimated $2.0 million in incremental annual general and administrative expense we expect to incur as a result of being a separate publicly traded partnership.

The following table presents the non-GAAP measure of EBITDA, which we use in our business as a measure of performance and liquidity. For a definition of EBITDA and a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read “—Non-GAAP Financial Measure.”

	Delek Logistics Partners, LP Predecessor Historical							Delek Logistics Partners, LP Pro Forma(4)
	Year Ended December 31,					Six Months Ended June 30,		Year Ended December 31, 2011	Six Months Ended June 30, 2012
	2007	2008(1)	2009(1)(2)	2010	2011(3)	2011(3)	2012
						(unaudited)		(unaudited)
	(In thousands, except per unit data)
Statement of Operations Data:
Net sales:
Pipelines and transportation	$—	$—	$6,633	$9,451	$21,878	$7,168	$13,480	$47,106	$23,154
Wholesale marketing and terminalling(5)	626,571	745,520	367,787	494,957	722,201	350,086	488,083	718,736	381,801

Total net sales	626,571	745,520	374,420	504,408	744,079	357,254	501,563	765,842	404,955
Cost of goods sold	596,863	721,189	349,493	476,678	700,505	339,025	474,469	694,795	368,580
Operating expenses(6)	958	1,048	2,643	2,920	12,940	4,114	9,094	17,439	9,137
General and administrative expenses(7)	5,262	4,287	5,740	4,247	5,795	2,687	4,753	6,380	3,652
Depreciation and amortization	2,733	2,772	2,804	2,810	4,820	1,869	4,394	9,347	4,445
(Gain) loss on sale of assets	—	—	—	—	(2)	—	—	(2)	—

Operating income	20,755	16,224	13,740	17,753	20,021	9,559	8,853	37,883	19,141
Interest expense, net(8)	2,275	1,376	2,173	2,564	2,011	988	1,110	3,259	1,639

Income before income tax expense	18,480	14,848	11,567	15,189	18,010	8,571	7,743	34,624	17,502
Income tax expense	6,704	5,349	4,059	5,102	5,363	2,813	2,746	—	—

Net income	$11,776	$9,499	$7,508	$10,087	$12,647	$5,758	$4,997	$34,624	$17,502

General partner interest in net income								$692	$350
Common unitholders interest in net income								16,966	8,576
Subordinated unitholders interest in net income								16,966	8,576
Pro forma net income per common unit								1.41	0.71
Pro forma net income per subordinated unit								1.41	0.71
Balance Sheet Data (at period end):
Property, plant and equipment, net	$30,257	$29,452	$29,681	$27,934	$133,680		$155,291		$155,291
Total assets	92,721	60,274	65,096	71,831	199,827		236,806		223,346
Total debt, including current maturities	34,300	18,800	42,500	29,000	30,300		50,900		90,000
Total liabilities	59,822	37,663	63,064	59,626	92,105		121,960		133,657
Total division equity/partners’ capital	32,899	22,611	2,032	12,205	107,722		114,846		89,689
Cash Flow Data:
Cash flows provided by (used in) operating activities	$13,727	$37,136	$5,586	$13,421	$(2,859)	$(16,260)	$3,449
Cash flows used in investing activities	(272)	(905)	(1,607)	—	(885)	(1)	(25,473)
Cash flows (used in) provided by financing activities	(15,570)	(35,743)	(4,577)	(13,500)	3,779	16,452	22,674
Other Financial Data:
EBITDA(9)	$23,488	$18,996	$16,544	$20,563	$24,841	$11,428	$13,247	$47,230	$23,586
Capital expenditures:
Maintenance	$283	$—	$540	$—	$—	$1	$1,047
Expansion	—	905	—	—	885	—	1,156

Total	$283	$905	$540	$—	$885	$1	$2,203

	Delek Logistics Partners, LP Predecessor Historical							Delek Logistics Partners, LP Pro Forma(4)
	Year Ended December 31,					Six Months Ended June 30,		Year Ended December 31, 2011	Six Months Ended June 30, 2012
	2007	2008(1)	2009(1)(2)	2010	2011(3)	2011(3)	2012
						(unaudited)		(unaudited)
	(In thousands, except per unit data)
Operating Information:
Pipeline and transportation throughputs (average bpd):
Lion Pipeline System:
Crude oil pipelines (non-gathered)	—	—	—	—	57,442	45,656	48,251	57,180	48,251
Refined products pipelines to Enterprise System	—	—	—	—	45,337	37,759	45,320	46,203	45,320
SALA Gathering System	—	—	—	—	17,676	17,070	20,237	17,358	20,237
Paline Pipeline System	—	—	—	—	13,576		22,800	20,529	22,800
East Texas Crude Logistics System	—	—	46,153	49,388	55,341	54,261	51,895	55,341	51,895
Wholesale marketing and terminalling:
East Texas—Tyler refinery sales volumes (average bpd)(5)	54,282	47,930	50,253	50,173	57,047	55,830	54,443	51,568	48,272
West Texas marketing throughput (average bpd)(5)	17,923	16,557	13,377	14,353	15,595	15,244	21,151	15,493	16,026
West Texas marketing gross margin per barrel	$2.29	$1.74	$1.48	$1.46	$1.53	$1.98	$1.78	$1.50	$1.86
Terminalling throughputs (average bpd)(10)	—	—	—	—	17,907	20,442	16,806	18,217	16,806

(1)	The Tyler refinery did not operate during the period from November 21, 2008 through May 17, 2009 due to an explosion and fire on November 20, 2008. The Tyler refinery resumed full operations on May 18, 2009. During the period for which the Tyler refinery was not in operation, Delek continued to pay us amounts consistent with historical averages despite the absence of operations at portions of our business. Accordingly, while financial information for each of the years ended December 31, 2008 and 2009 reflect actual amounts received during such period, operating information on a per day basis is calculated by dividing full year volumes (including minimal sales volumes of intermediate products prior to the restart of the refinery) by 325 and 228 (the number of days in each of 2008 and 2009 for which the Tyler refinery was operational), respectively.

(2)	Financial information and operating information for the East Texas Crude Logistics System for the year ended December 31, 2009 is for the 275 days that we operated the system and includes payments related to minimum volume commitments in April and May 2009 as a result of reduced volumes prior to the resumption of operations at the Tyler refinery in May 2009.

(3)	Financial information and operating information (other than information relating to operations in east and west Texas) for the year ended December 31, 2011 is for the 247 days and 12 days Delek operated the El Dorado refinery and Paline Pipeline System, respectively, in 2011. Financial information and operating information (other than information relating to operations in east and west Texas) for the six months ended June 30, 2011 is for the 63 days that Delek operated the El Dorado refinery during that period.

(4)	The pro forma net sales reflect recognition of affiliate revenues for pipelines and terminals contributed to us that have not been previously recorded in the historical financial records of the predecessor. Pro forma product volumes used in the calculations are historical volumes transported on or terminalled in facilities included in the predecessor’s financial statements. Pro forma service fees were calculated using the rates and fees in the commercial agreements to be entered into with Delek at the closing of this offering. Pro forma volumes and sales do not include any amounts related to our commercial agreements for the Paline Pipeline System and the Big Sandy terminal, as such assets were not operational or currently configured during historical periods.

(5)	The pro forma wholesale and marketing net sales and volumes reflect the removal of activities related to the sale of jet fuel and petroleum coke from Tyler refinery sales, and the pro forma wholesale and marketing net sales reflect the removal of activities related to the sale of bulk biofuel activity from our west Texas marketing operations.

(6)	The pro forma operating expenses reflect $1.2 million per year ($0.3 million per quarter), an increase relative to historical amounts of $0.5 million for the year ended December 31, 2011, for business interruption, property and pollution liability insurance premiums that we expect to incur based on estimates from our insurance broker, and employee-related expenses of $0.2 million per year related to Delek personnel who will support our day-to-day operations after the closing of the offering. Pro forma operating expenses also reflect the additional operating expenses related to entities and assets acquired during 2011 and 2012, as if those entities and assets were acquired as of January 1, 2011.

(7)	Pro forma general and administrative expenses have been adjusted to give effect to the annual service fee of $2.7 million that we will pay Delek under the terms of our omnibus agreement for performing certain centralized corporate services.

(8)	Pro forma interest expense reflects interest expense on our new $175.0 million revolving credit facility. The facility bears interest based on predetermined pricing grids that allow us to choose between Base Rate Loans or LIBOR Rate Loans. The weighted average rate on the $90.0 million of borrowings is approximately 2.5%. Pro forma interest expense also reflects an estimated 0.30% commitment fee for the unutilized portion of the facility and fees at 2.13% of letters of credit totaling $10.0 million, as well as the related five-year amortization of debt issuance costs incurred with entering into the revolving credit facility. The annualized impact of a hypothetical one percent change in interest rates associated with this floating rate borrowing would be to change interest expense by $0.9 million.

(9)	For a definition of EBITDA and reconciliations to its most directly comparable GAAP financial measures, please read “—Non-GAAP Financial Measure” below.

(10)	Consists of aggregate terminalling throughputs at our Memphis and Nashville, Tennessee terminals.

Non-GAAP Financial Measure

For a discussion of the non-GAAP financial measure of EBITDA, please read “Prospectus Summary—Summary Historical and Pro Forma Financial and Operating Data Summary—Non-GAAP Financial Measure.” The following table presents a reconciliation of EBITDA to net income and net cash from operating activities, the most directly comparable GAAP financial measures, on a historical basis and pro forma basis, as applicable, for each of the periods indicated.

	Delek Logistics Partners, LP Predecessor Historical							Delek Logistics Partners, LP Pro Forma
	Year Ended December 31,					Six Months Ended June 30,		Year Ended December 31, 2011	Six Months Ended June 30, 2012
	2007	2008	2009	2010	2011	2011	2012
						(unaudited)		(unaudited)
	(In thousands)
Reconciliation of EBITDA to net income (loss):
Net income	$11,776	$9,499	$7,508	$10,087	$12,647	$5,758	$4,997	$34,624	$17,502
Add:
Income tax expense	6,704	5,349	4,059	5,102	5,363	2,813	2,746	—	—
Depreciation and amortization	2,733	2,772	2,804	2,810	4,820	1,869	4,394	9,347	4,445
Interest expense, net	2,275	1,376	2,173	2,564	2,011	988	1,110	3,259	1,639

EBITDA	$23,488	$18,996	$16,544	$20,563	$24,841	$11,428	$13,247	$47,230	$23,586

Reconciliation of EBITDA to net cash provided by operating activities:
Net cash provided by (used in) operating activities	$13,727	$37,136	$5,586	$13,421	$(2,859)	$(16,260)	$3,449
Amortization of deferred financing costs	(819)	(161)	(173)	(169)	(208)	(91)	(94)
Accretion of asset retirement obligations	—	—	(61)	(73)	(91)	(43)	(53)
Deferred taxes	(667)	(133)	(599)	(258)	4,328	4,356	8
Stock-based compensation expense	(205)	(212)	(190)	(86)	(64)	(30)	(53)
Changes in assets and liabilities	2,473	(24,359)	5,749	62	16,361	19,695	6,134
Income taxes	6,704	5,349	4,059	5,102	5,363	2,813	2,746
Interest expense, net	2,275	1,376	2,173	2,564	2,011	988	1,110

EBITDA	$23,488	$18,996	$16,544	$20,563	$24,841	$11,428	$13,247

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of the financial condition and results of operations for Delek Logistics Partners, LP in conjunction with the historical combined financial statements and notes of Delek Logistics Partners, LP Predecessor and the pro forma combined financial statements for Delek Logistics Partners, LP included elsewhere in this prospectus. Among other things, those historical and pro forma combined financial statements include more detailed information regarding the basis of presentation for the following information. In this section, references in this discussion to “we,” “our,” “us” or like terms when used in a historical context refer to the businesses and assets of Delek Logistics Partners, LP Predecessor and when used in the present tense or prospectively, refer to Delek Logistics Partners, LP and its subsidiaries.

Overview

We are a growth-oriented Delaware limited partnership recently formed by Delek to own, operate, acquire and construct crude oil and refined products logistics and marketing assets. A substantial majority of our existing assets are integral to the success of Delek’s refining and marketing operations. We gather, transport and store crude oil and market, distribute, transport and store refined products in select regions of the southeastern United States and west Texas for Delek and third parties, primarily in support of the Tyler and El Dorado refineries. We report our assets and operating results in two reportable segments: our Pipelines and Transportation segment and our Wholesale Marketing and Terminalling segment. Decisions concerning the allocation of resources and assessment of operating performance are made based on this segmentation.

Pipelines and Transportation. Our Pipelines and Transportation segment consists of approximately 400 miles of crude oil transportation pipelines, 16 miles of refined product pipelines, an approximately 600-mile crude oil gathering system and associated crude oil storage tanks with an aggregate of approximately 1.4 million barrels of active shell capacity. These assets are primarily divided into four operating systems:

•	our Lion Pipeline System, which transports crude oil to, and refined products from, the 80,000 bpd El Dorado refinery;

•	our SALA Gathering System, which transports crude oil production in southern Arkansas and northern Louisiana, primarily for the El Dorado refinery;

•	our Paline Pipeline System, which will transport crude oil from Longview, Texas to the Chevron-operated Beaumont terminal in Nederland, Texas; and

•	our East Texas Crude Logistics System, which currently transports substantially all of the crude oil delivered to the 60,000 bpd Tyler refinery.

Wholesale Marketing and Terminalling. In our Wholesale Marketing and Terminalling segment, we provide marketing services for 100% of the refined products output of the Tyler refinery, other than jet fuel and petroleum coke, and own and operate five light product terminals. Two of these terminals, located in Big Sandy, Texas and Memphis, Tennessee, support the Tyler refinery and the El Dorado refinery, respectively. Our west Texas marketing business markets light products that we purchase from Noble Petro using our terminals in Abilene and San Angelo, Texas. We also market light products that we purchase from Magellan using third-party terminals in Aledo, Odessa, Big Spring and Frost, Texas. In addition, we provide products terminalling services to independent third parties at our light products terminal in Nashville, Tennessee.

How We Generate Revenue

We generate revenue by charging fees for gathering, transporting and storing crude oil and for marketing, distributing, transporting and storing refined products. Following the consummation of this offering, a substantial majority of our contribution margin, which we define as net sales less cost of goods sold and operating expenses will be derived from fee-based commercial agreements with Delek with initial terms ranging from five to ten years, which we believe will enhance the stability of our cash flows. Our commercial agreements with Delek will include minimum volume commitments, which we believe will provide us with a stable revenue stream in the future. We have limited direct exposure to risks associated with fluctuating commodity prices because we do not take title to any of the crude oil that we handle, and we take title to only limited volumes of light products in our marketing business. Accordingly, we generally do not need to hedge crude oil or refined products. However, from time to time, we will hedge our exposure to commodity prices for refined products in our west Texas wholesale marketing business.

Pipelines and Transportation Segment

Lion Pipeline System. We and Delek will enter into a five-year pipeline and storage facilities agreement under which we will provide transportation and storage services to the El Dorado refinery. Under the pipelines and storage facilities agreement, Delek will be obligated to throughput aggregate volumes and we expect revenues on the pipelines of our Lion Pipeline System and our SALA Gathering System as follows:

•

Lion Pipeline System. The minimum throughput commitment will be an aggregate of 46,000 bpd (on a quarterly average basis) of crude oil shipped on the El Dorado, Magnolia and rail connection pipelines, other than crude oil volumes gathered on our SALA Gathering System, at a tariff rate of $0.85 per barrel. For the El Dorado product pipelines, the minimum throughput commitment will be an aggregate of 40,000 bpd (on a quarterly average basis) of diesel or gasoline shipped on these pipelines at a tariff rate of $0.10 per barrel. During periods of normal operations, Delek and the predecessor shippers have historically shipped volumes of crude oil, diesel and gasoline in excess of the applicable minimum throughput commitments on the Lion Pipeline System, and we expect those excess shipments to continue. Based on the initial tariff rates in effect as of the closing of this offering and actual volumes delivered in the year ended December 31, 2011 and the six months ended June 30, 2012, Delek would have paid us approximately $19.4 million and $8.5 million, respectively, for throughput on the Lion Pipeline System.

•

SALA Gathering System. The minimum throughput commitment will be an aggregate of 14,000 bpd (on a quarterly average basis) of crude oil transported on the SALA Gathering System at a tariff rate of $2.25 per barrel. Volumes gathered on the SALA Gathering System will not be subject to an additional fee for transportation on our Lion Pipeline System to the El Dorado refinery. During periods of normal operations, Delek and the predecessor shippers have historically shipped volumes of crude oil in excess of the minimum throughput commitment on the SALA Gathering System, and we expect those excess shipments to continue. Based on the initial tariff rates in effect as of the closing of this offering and actual volumes delivered in the year ended December 31, 2011 and the six months ended June 30, 2012, Delek would have paid us approximately $14.3 million and $8.3 million, respectively, for throughput on the SALA Gathering System.

The tariff rates described above will be subject to increase or decrease on July 1 of each year, beginning on July 1, 2013, by the amount of any change in the FERC oil pipeline index. In the event that such adjustment results in a tariff rate below the initial tariff rate in effect at the closing of this offering, Delek has agreed to support, and any assignee of Delek’s rights under the agreement will be required to support, any change to the tariff rate to increase the tariff rate to the initial tariff rate in effect at the closing of this offering. The tariff rates described above also presume that the relevant tariffs are filed with the FERC, and that such tariffs are not challenged or subsequently altered by FERC order.

Paline Pipeline System. We have agreed to use 100% of the southbound capacity of the Paline Pipeline System to provide pipeline transportation services to a major integrated oil company through December 31, 2014, with automatic one year extensions unless terminated by either party upon notice to the other six months prior to year end. Monthly payments under the agreement are $450,000 and will increase to $529,250 for 2013 and thereafter be subject to annual escalation during any renewal periods. The monthly fees payable to us under our agreement with this customer increase proportionately to the extent throughput volumes are above 30,000 bpd. We expect that this customer will use the Paline Pipeline System to ship crude oil and condensate from terminals in Longview, Texas to the Chevron-operated Beaumont terminal in Nederland, Texas. There is no relevant volume history on the Paline Pipeline System as the reversal to permit southbound flow is not expected to be completed until October 2012. We also expect to transport a small volume of third-party shipments on the newly constructed Longview to Kilgore, Texas pipeline segment.

East Texas Crude Logistics System. We and Delek will enter into a five-year pipeline and tankage agreement under which we will provide transportation and storage services to the Tyler refinery. Under the pipelines and tankage agreement, Delek will be obligated to pay a fee of $0.40 per barrel for a minimum throughput commitment on the pipelines of our East Texas Crude Logistics System of an aggregate of 35,000 bpd (on a quarterly average basis) of crude oil, as well as a fixed storage fee of $250,000 per month, subject to certain exceptions such as force majeure events. Delek will also pay us an additional $0.20 per barrel for throughput volumes in excess of 50,000 bpd (on a quarterly average basis). The throughput fees and storage fee will be subject to increase or decrease on July 1 of each year, beginning on July 1, 2013, by the amount of any change in the FERC oil pipeline index, provided that the fees will not be adjusted below the initial amount.

Our East Texas Crude Logistics System is currently the only pipeline system supplying crude oil to the Tyler refinery. Beginning in the first half 2013, however, we expect a reconfigured pipeline system that is owned and operated by third parties to also begin supplying crude oil to the Tyler refinery from west Texas. Delek has a 10-year agreement with third parties to transport a substantial majority of the Tyler refinery’s crude oil requirements on this reconfigured system. Consequently, crude oil volumes transported on our East Texas Crude Logistics System are expected to significantly decrease, and actual throughput on our East Texas Logistics System is expected to be below the minimum volume commitment under our agreement with Delek. We believe that Delek will continue to support our East Texas Crude Logistics System after the 2017 expiration of our agreement with Delek. As the crude oil pricing markets continue to evolve, we believe that the East Texas Crude Logistics System will remain valuable to the Tyler refinery because it preserves access to a variety of feedstocks and provides supply security in the event other sources are disrupted or become cost-prohibitive. Based on the throughput fees and the storage fee under the agreement and actual volumes delivered in the year ended December 31, 2011 and the six months ended June 30, 2012, Delek would have paid us approximately $11.5 million and $5.3 million, respectively under the agreement. We expect that beginning in the first half of 2013, the revenues derived pursuant to this agreement will decrease to $8.1 million annually, which constitutes the minimum throughput fees payable to us under the agreement of $5.1 million and storage fees of $3.0 million, until throughput levels increase above the minimum volume commitment, if at all. We expect that this decrease in revenues will be partially offset by a decrease in our operating expenses.

Wholesale Marketing and Terminalling

East Texas. We will enter into a ten-year marketing agreement with Delek under which we will agree to market 100% of the output of the Tyler refinery, other than jet fuel and petroleum coke. Under the marketing agreement, Delek Refining, Ltd., a subsidiary of Delek, or Delek Refining, will be obligated to make available to us for marketing and sale at the Tyler refinery and/or our Big Sandy terminal an aggregate amount of refined products of at least 50,000 bpd, calculated on a quarterly average basis. For these services, Delek Refining will pay us a base fee of $0.5964 per barrel. In addition, Delek Refining has agreed to pay us 50% of the margin above an agreed base level generated on the sale as an incentive fee, provided that the incentive fee will not be less than $175,000 nor greater than $500,000 per quarter. The base fee is subject to increase or decrease on each July 1, beginning on July 1, 2013, by the change in the consumer price index, provided that the fee may not be adjusted below the initial amount. During periods of normal operations, Delek has historically sold volumes of refined products in excess of the minimum volume commitment under the marketing agreement, and we expect those excess sales volumes to continue. Based on the initial base fee under the agreement and actual volumes sold in the year ended December 31, 2011 and the six months ended June 30, 2012, Delek would have paid us approximately $11.2 million and $5.4 million, respectively, in per-barrel fees under the agreement. For the year ended December 31, 2011 and the six months ended June 30, 2012, Delek paid us incentive fees of $1.2 million and $0.9 million, respectively, under our prior marketing agreement.

West Texas. In our west Texas marketing operations, we generate revenue by purchasing refined products from independent third-party suppliers for resale at our San Angelo and Abilene, Texas terminals and at third-party terminals located in Aledo, Odessa, Big Spring and Frost, Texas. Substantially all of our product sales in west Texas are on a wholesale basis. Substantially all of our petroleum products for sale in west Texas are purchased from two suppliers. Under a contract with Noble Petro, we have the right to purchase up to 20,350 bpd of petroleum products for our Abilene terminal for sales and exchange at our Abilene and San Angelo terminals. Under this agreement, we purchase refined products based on monthly average prices from Noble Petro immediately prior to our resale of these products to our customers at our San Angelo and Abilene terminals. Our agreement with Noble Petro expires in December 2018 and has no renewal options. Additionally, we have the right to purchase up to an additional 7,000 bpd of refined products pursuant to a contract with Magellan at its east Houston terminal for resale at third-party terminals along the Magellan Orion Pipeline at Aledo, Odessa, Big Springs and Frost, Texas. We do not own, lease or operate any of the assets used to transport or store the products we purchase from Magellan. Our agreement with Magellan expires in December 2015 and has no renewal options. For the year ended December 31, 2011 and the six months ended June 30, 2012, we generated revenues of $709.2 million and $481.3 million, respectively, and contribution margin of $6.8 million and $5.7 million, respectively, in our west Texas marketing operations. Because of the nature of our West Texas marketing operations, we evaluate them on the basis of contribution margin. Please read “—How We Evaluate Our Operations.”

Terminalling. We will enter into five-year agreements to provide terminalling services to Delek at our light product terminals in Memphis, Tennessee and Big Sandy, Texas.

•

Memphis, Tennessee. We will enter into a terminalling services agreement with Delek under which we will provide Delek the exclusive use of our Memphis terminal. Under the terminalling services agreement, Delek will be obligated to throughput aggregate volumes of refined products of at least 10,000 bpd (on a quarterly average basis) for a terminalling service fee of $0.50 per barrel. We also will receive fees for providing related ancillary services (such as ethanol blending and additive injection) at the terminal. The terminalling service fee is subject to increase or decrease on July 1 of each year, beginning on July 1, 2013, by the amount of any change in the FERC oil pipeline index, provided that the fee may not be adjusted below the initial amount. During periods of normal operations, Delek and predecessors have historically throughput volumes of refined products in excess of the minimum throughput commitment for the Memphis terminal, and we expect those excess throughput volumes to continue. Based on the initial terminalling service fee under the agreement and actual volumes throughput in the year ended December 31, 2011 and the six months ended June 30, 2012, Delek would have paid us approximately $2.0 million and $1.1 million, respectively, under the agreement.

•

Big Sandy, Texas. We will enter into a terminalling services agreement with Delek under which we will provide Delek exclusive use of our Big Sandy terminal. Under the terminalling services agreement, Delek will be obligated to throughput aggregate volumes of refined products of at least 5,000 bpd, (on a quarterly average basis) for a terminalling service fee of $0.50 per barrel. In addition, Delek will pay a storage fee of $50,000 per month. We will also receive fees for providing related ancillary services (such as ethanol blending and additive injection) at the terminal. All fees under the agreement are subject to increase or decrease on July 1 of each year, beginning on July 1, 2013, by the amount of any change in the FERC oil pipeline index, provided that the fees may not be adjusted below the initial amounts. There is no relevant volume history at the terminal since the terminal has been idle since 2008. Our Big Sandy terminal is expected to be operational by the end of 2012. See “Business—Our Asset Portfolio—Wholesale Marketing and Transportation Segment—Big Sandy Terminal.”

We will also provide terminalling services for products to independent third parties and Delek’s retail segment through a light products terminal in Nashville, Tennessee. For the year ended December 31, 2011 and the six months ended June 30, 2012, we generated terminalling fees of approximately $0.8 million and $0.4 million, respectively.

Each of these agreements with Delek, other than the marketing agreement, will have an initial term of five years and may be extended, at Delek’s option, for up to two additional five-year terms. The marketing agreement will have an initial term of 10 years and will automatically extend for additional one-year periods unless either party gives notice of termination at least 10 months prior to the end of the then-current term. For a detailed description of our commercial agreements with Delek, please read “Certain Relationships and Related Party Transactions—Our Commercial Agreements with Delek.”

How We Evaluate Our Operations

Our management intends to use a variety of financial and operating metrics to analyze our segment performance. These metrics are significant factors in assessing our operating results and profitability and include: (i) volumes (including pipeline throughput and terminal volumes); (ii) contribution margin and gross margin per barrel; (iii) operating and maintenance expenses; (iv) EBITDA and Distributable Cash Flow. We define EBITDA and Distributable Cash Flow below.

Volumes. The amount of revenue we generate primarily depends on the volumes of crude oil and refined products that we handle with our pipeline transportation, our terminalling and our marketing operations. These volumes are primarily affected by the supply of and demand for crude oil and refined products in the markets served directly or indirectly by our assets. Although Delek has committed to minimum volumes under the commercial agreements described above, our results of operations will be impacted by:

•	Delek’s utilization of our assets in excess of its minimum volume commitments;

•	our ability to identify and execute accretive acquisitions and organic expansion projects, and capture incremental Delek or third-party volumes;

•	our ability to increase throughput volumes at our refined products terminals and provide additional ancillary services at those terminals, such as ethanol blending and additive injection; and

•

our ability to increase throughput volumes on our pipeline systems by making outlet connections to existing or new third party pipelines or rail loading facilities, which increase will be driven by the anticipated supply of and demand for additional crude oil produced.

Contribution Margin and Gross Margin per Barrel. Because we do not allocate general and administrative expense by segment, we measure the performance of our segments by the amount of contribution margin generated in operations. Contribution margin is calculated as net sales less cost of sales and operating expenses. For our Wholesale Marketing and Terminalling segment, we also measure margin per barrel. The gross margin per barrel reflects the gross margin (net sales less cost of sales) of the wholesale marketing operations divided by the number of barrels of refined products sold during the measurement period. Both contribution margin and gross margin per barrel can be affected by fluctuations in the prices of gasoline and distillate fuel. Historically, the profitability of our wholesale marketing operations has been affected by commodity price volatility, specifically as it relates to changes in the price of refined products between the time we purchase these products from our suppliers and the time we sell these products to our wholesale customers.

Operating and Maintenance Expenses. Our management seeks to maximize the profitability of our operations by effectively managing operating and maintenance expenses. These expenses are comprised primarily of labor expenses, lease costs, utility costs, insurance premiums, repairs and maintenance expenses and related property taxes. These expenses generally remain relatively stable across broad ranges of throughput volumes but can fluctuate from period to period depending on the mix of activities performed during that period and the timing of these expenses. We will seek to manage our maintenance expenditures on our pipelines and terminals by scheduling maintenance over time to avoid significant variability in our maintenance expenditures and minimize their impact on our cash flow.

Our operating and maintenance expenses will also be affected by the imbalance gain and loss provisions in our commercial agreements with Delek. Under our commercial agreements with Delek relating to our Lion Pipeline System and our East Texas Crude Logistics System, we will bear any crude oil and refined product volume losses on each of our pipelines in excess of 0.25%. Under our commercial agreements with Delek relating to our Memphis and Big Sandy terminals, we will bear any refined product volume losses in each of our terminals in excess of 0.25%. The value of any crude oil or refined product imbalance gains or losses resulting from these contractual provisions will be determined by reference to the monthly average reference price for the applicable commodity. Any gains and losses under these provisions will reduce or increase, respectively, our operating and maintenance expenses in the period in which they are realized.

EBITDA and Distributable Cash Flow. We define EBITDA as net income (loss) before net interest expense, income tax expense, depreciation and amortization expense. Although we have not quantified distributable cash flow on a historical basis, after the closing of this offering we intend to use distributable cash flow, which we define as EBITDA less net cash paid for interest, maintenance capital expenditures and income taxes, to analyze our performance. Distributable cash flow will not reflect changes in working capital balances. Distributable cash flow and EBITDA are not presentations made in accordance with GAAP.

EBITDA and distributable cash flow are non-GAAP supplemental financial measures that management and external users of our combined financial statements, such as industry analysts, investors, lenders and rating agencies, may use to assess:

•	our operating performance as compared to other publicly traded partnerships in the midstream energy industry, without regard to historical cost basis or, in the case of EBITDA, financing methods;

•	the ability of our assets to generate sufficient cash flow to make distributions to our unitholders;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of EBITDA and distributable cash flow provides useful information to investors in assessing our financial condition and results of operations. EBITDA and distributable cash flow should not be considered alternatives to net income, operating income, cash from operations or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA and distributable cash flow have important limitations as analytical tools because they exclude some but not all items that affect net income and net cash provided by operating activities. Additionally, because EBITDA and distributable cash flow may be defined differently by other companies in our industry, our definition of EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing their utility. For a reconciliation of EBITDA to its most directly comparable financial measures calculated and presented in accordance with GAAP, please read “Prospectus Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measure.”

Factors Affecting the Comparability of Our Financial Results

Our future results of operations may not be comparable to our historical results of operations for the reasons described below:

Revenues. There are differences in the way we historically recorded revenues for services provided to Delek and the way we will record revenues following the closing of this offering. Our assets have historically been a part of the integrated operations of Delek, and we generally recognized the costs and most revenue associated with the gathering, pipeline, transportation, terminalling and storage services provided to Delek on an intercompany basis. Following the closing of this offering, revenues will be generated from the commercial agreements that we will enter into with Delek at the closing of this offering and existing agreements with third parties under which we will receive revenues for gathering, transporting and storing crude oil and marketing, transporting, storing and terminalling refined products. These contracts contain minimum volume commitments and fees that are indexed for inflation. In addition, the tariff rates for our pipelines that are subject to FERC regulation will be adjusted on July 1, 2013 in accordance with FERC’s indexing methodology. We expect to generate revenue from ancillary services such as ethanol blending and additive injection and from transportation and terminalling fees on our pipeline systems and terminals for volumes in excess of minimum volume committed under our agreements with Delek. Following the closing of this offering, we also will no longer perform activities related to bulk biofuel sales in our west Texas marketing operations.

General and Administrative Expenses. Our general and administrative expenses included direct monthly charges for the management and operation of our logistics assets and certain expenses allocated by Delek for general corporate services, such as treasury, accounting and legal services. These expenses were charged or allocated to us based on the nature of the expenses and our proportionate share of employee time and headcount. Following the closing of this offering, Delek will continue to charge us for the management and operation of our logistics assets, which are projected to be $3.0 million due to Delek’s provision of additional services, and an annual fee of $2.7 million for the provision of various centralized corporate services. Additionally, we will reimburse Delek for direct or allocated costs and expenses incurred by Delek on our behalf. We also expect to incur $2.0 million of incremental annual general and administrative expense as a result of being a publicly traded partnership. For more information about such fees and services, please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement” and “—Operation and Management Services Agreement.”

Income Tax Expenses. Prior to this offering, we were included in Delek’s consolidated federal income tax return, in which we were taxed at the entity level as a C corporation. Following the closing of this offering, we will be treated as a partnership for federal income tax purposes, with each partner being separately taxed on its share of taxable income; therefore, there will be no income tax expense in our financial statements.

Financing. Following the closing of this offering, we intend to make cash distributions to our unitholders at an initial distribution rate of $0.375 per unit per quarter ($1.50 per unit on an annualized basis). Our partnership agreement requires that we distribute to our unitholders quarterly all of our available cash. As a result, we expect to fund future capital expenditures primarily from external sources, including borrowings under our revolving credit facility and future issuances of equity and debt securities. Upon the closing of this offering, we expect to enter into a $175.0 million senior secured revolving credit agreement with Fifth Third Bank, as administrative agent, and a syndicate of lenders under which we will borrow $90.0 million and distribute such amount to Delek. Please read “—Capital Resources and Liquidity—New Revolving Credit Facility.”

Other Factors That Will Significantly Affect Our Results

Supply and Demand for Crude Oil and Refined Products. We generate revenue by charging fees for gathering, transporting and storing crude oil and for marketing, distributing, transporting, terminalling and storing refined products. Following the consummation of this offering, a substantial majority of our contribution margin will be derived from fee-based commercial agreements with Delek with initial terms ranging from five to ten years, which we believe will enhance the stability of our cash flows. The volume of crude oil that we gather and transport and the volume of refined products that we market depend substantially on Delek’s refining margins. Refining margins are dependent mostly upon the price of crude oil or other refinery feedstocks and the price of refined products. These prices are affected by numerous factors beyond our or Delek’s control, including the global supply and demand for crude oil, gasoline and other refined products. The current global economic weakness and high unemployment in the United States could depress demand for refined products. The impact of low demand may be further compounded by excess global refining capacity and high inventory levels. Several refineries in North America and Europe have been temporarily or permanently shut down in response to falling demand and excess refining capacity. If the demand for refined products decreases, or if Delek’s crude oil costs exceed the value of the refined products it produces, Delek may reduce the volumes of crude oil and refined products that we handle.

Acquisition Opportunities. We plan to pursue strategic acquisitions that complement our existing assets and that will provide attractive returns for our unitholders. We may acquire additional logistics assets from Delek or third parties. Under our omnibus agreement, subject to certain exceptions, Delek has agreed not to own or operate any crude oil or refined products pipelines, terminals or storage facilities in the United States that are not directly connected to, substantially dedicated to, or otherwise an integral part of, a Delek refinery, with a fair market value in excess of $5.0 million. We also have a right of first offer on certain logistics assets retained by Delek to the extent Delek decides to sell or otherwise dispose of any of those assets. In addition, Delek is required, under certain circumstances, to offer us the opportunity to purchase additional logistics assets that Delek may acquire or construct in the future. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.” Furthermore, we believe our current asset base and our knowledge of the regional markets in which we operate will allow us to target and consummate accretive third-party acquisitions. We intend to pursue these opportunities both independently and jointly with Delek in connection with Delek’s growth strategy, which may include the acquisition of additional refinery and retail assets. However, if we do not make acquisitions on economically acceptable terms, our future growth will be limited, and the acquisitions we do make may reduce, rather than increase, our cash available for distribution.

Third-Party Business. Immediately following the closing of this offering, Delek will account for a substantial majority of our contribution margin. We plan to further diversify our customer base by increasing third-party throughput volumes running through our existing system and expanding our asset portfolio to service more third-party customers. For example, our Paline Pipeline System transported minimal volumes at the time we acquired it in December 2011. By October 2012, we expect to complete a reversal of the pipeline’s flow and have contracted 100% of the pipeline’s southbound capacity to a major integrated oil company through December 2014. Unless we are successful in attracting additional third-party customers, our ability to increase volumes will be dependent on Delek, which has no obligation to supply our pipeline systems or our terminals with additional volumes in excess of its minimum volume commitments under our commercial agreements with Delek. If we are unable to increase throughput volumes, future growth may be limited.

Results of Operations

Combined Overview

The following table and discussion is a summary of our combined results of operations for the years ended December 31, 2011, 2010 and 2009 and the six months ended June 30, 2012 and 2011. The results of operations by segments are discussed in further detail following this combined overview discussion.

The results of operations reflect the impact of, among other things, the following events on our financial statements:

•	The Tyler refinery did not operate during the period from November 21, 2008 through May 17, 2009. The Tyler refinery resumed full operations on May 18, 2009. During the period for which the

Tyler refinery was not in operation, Delek continued to pay us amounts consistent with historical averages despite the absence of operations at portions of our business. Accordingly, while financial information presented within this “ –Results of Operations” for the year ended December 31, 2009 reflects actual amounts received during such period, operating information on a per day basis is calculated by dividing full year volumes (including minimal sales volumes of intermediate products prior to the restart of the refinery) by 228 (the number of days in 2009 for which the Tyler refinery was operational).

•

Financial information and operating information for the East Texas Crude Logistics System for the year ended December 31, 2009 is for the 275 days that we operated the system, which includes payments related to minimum volume commitments in April and May 2009 as a result of reduced volumes prior to the resumption of operations at the Tyler refinery in May 2009.

•

Financial information and operating information (other than the information relating to operations in east and west Texas) for the year ended December 31, 2011 is for the 247 and 12 days that Delek operated the El Dorado refinery and Paline Pipeline system, respectively, in 2011.

•

Financial information and operating information (other than the information relating to operations in east and west Texas) for the six months ended June 30, 2011 is for the 63 days that Delek operated the El Dorado refinery during that period.

	Delek Logistics Partners, LP Predecessor Historical
	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
	(in thousands)			(Unaudited)
Net Sales	$374,420	$504,408	$744,079	$357,254	$501,563
Operating costs and Expenses:
Cost of goods sold	349,493	476,678	700,505	339,025	474,469
Operating expenses	2,643	2,920	12,940	4,114	9,094

Contribution margin	22,284	24,810	30,634	14,115	18,000
General and administrative expenses	5,740	4,247	5,795	2,687	4,753
Depreciation and amortization	2,804	2,810	4,820	1,869	4,394
Gain on sale of assets	—	—	(2)	—	—

Operating income	13,740	17,753	20,021	9,559	8,853
Interest expense, net	2,173	2,564	2,011	988	1,110

Income before income tax expense	11,567	15,189	18,010	8,571	7,743
Income tax expense	4,059	5,102	5,363	2,813	2,746

Net income	$7,508	$10,087	$12,647	$5,758	$4,997

EBITDA(1) (unaudited)	$16,544	$20,563	$24,841	$11,428	$13,247

(1)	For a definition of EBITDA and reconciliation to its most directly comparable financial measures calculated and presented in accordance with GAAP, please read “Prospectus Summary—Summary Historical and Pro Forma Combined Financial and Operating Data—Non-GAAP Financial Measure.”

Six Months Ended June 30, 2012 compared to the Six Months Ended June 30, 2011

Net income decreased by $0.8 million, or 13.2%, to $5.0 million for the six months ended June 30, 2012, as compared to $5.8 million for the six months ended June 30, 2011. This decrease is primarily attributed to increased operating expenses, depreciation and amortization and general and administrative expense associated with the acquisitions completed in 2011. These decreases were partially offset by an increase in revenues from the wholesale and marketing segment, primarily associated with the commencement of biofuel sales to Delek in the fourth quarter of 2011 and an increase in revenues from the pipeline and transportation segment due the acquisitions completed in 2011. The impact of these assets are only reflected in the results of operations for a portion of the six months ended June 30, 2011.

Year Ended December 31, 2011 compared to the Year Ended December 31, 2010

Net income increased by $2.6 million, or 25.4%, to $12.6 million in 2011 as compared to $10.1 million in 2010. The increase is primarily attributed to increases in revenues in both the Pipelines and Transportation and Wholesale Marketing and Terminalling segments, which were partially offset by increased operating expenses, depreciation and amortization and general and administrative expenses. The increased revenues and expenses were primarily due to the acquisition of a majority interest in the Contributed Lion Oil Assets during 2011.

Year Ended December 31, 2010 compared to the Year Ended December 31, 2009

Net income increased by $2.6 million, or 34.4%, to $10.1 million in 2010 as compared to $7.5 million in 2009. The increase in net income is primarily attributable to higher revenues at both the Pipelines and Transportation and the Wholesale Marketing and Terminalling segments, which generated increases in contribution margin of $2.3 million and $0.2 million, respectively. The increased revenues and expenses were primarily due to the acquisition of our East Texas Crude Logistics System in March 2009. Further contributing to the increase in net income was a $1.5 million decrease in general and administrative expenses in 2010 as compared to 2009. This decrease was due to the decrease in certain management fees, bank expenses and legal expenses.

Pipelines and Transportation Segment

The Pipelines and Transportation segment includes our Lion Pipeline System, our SALA Gathering System, our Paline Pipeline System and our East Texas Crude Logistics System.

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
				(unaudited)
	(in thousands, except operating information)
Net sales	$6,633	$9,451	$21,878	$7,168	$13,480
Operating expenses	1,419	1,955	9,530	2,791	7,093

Segment contribution margin	$5,214	$7,496	$12,348	$4,377	$6,387
Throughputs (average bpd):
Lion Pipeline System(1):
Crude pipelines (non-gathered)	—	—	57,442	45,656	48,251
Refined products pipelines to Enterprise Systems	—	—	45,337	37,759	45,320
SALA Gathering System(1)	—	—	17,676	17,070	20,237
Paline Pipeline System(2)	—	—	13,576		22,800
East Texas Crude Logistics System(3)	46,153	49,388	55,341	54,261	51,895

(1)	Throughputs for the year ended December 31, 2011 and the six months ended June 30, 2011 are for the 247 days and 63 days, respectively, Delek operated the El Dorado refinery in 2011.

(2)	Consists of amounts shipped on the 185-mile mainline pipeline. Throughputs for the year ended December 31, 2011 are for the 12 days Delek operated the Paline Pipeline System in 2011.

(3)	Throughputs for the year ended December 31, 2009 are for the 228 days that the Tyler refinery was operational in 2009.

Six Months Ended June 30, 2012 compared to the Six Months Ended June 30, 2011

Net Sales increased by $6.3 million, or 88.1%, to $13.5 million for the six months ended June 30, 2012, as compared to $7.2 million for the six months ended June 30, 2011. This increase was primarily due to the acquisition of a majority interest in each of the Lion Pipeline System, SALA Gathering System in April 2011 and Paline Pipeline System in December 2011.

Operating expenses increased by $4.3 million, or 154.1%, to $7.1 million for the six months ended June 30, 2012, as compared to $2.8 million for the six months ended June 30, 2011. This increase was primarily due to the acquisition of a majority interest in each of the Lion Pipeline System, SALA Gathering System and Paline Pipeline System during 2011.

Year Ended December 31, 2011 compared to the Year Ended December 31, 2010

Net Sales increased by $12.4 million, or 131.5%, to $21.9 million in 2011, as compared to $9.5 million in 2010. This increase was primarily due to the acquisition of a majority interest in each of the Lion Pipeline System, SALA Gathering System and Paline Pipeline System during 2011.

Operating expenses increased by $7.6 million, or 387.5%, to $9.5 million in 2011, as compared to $2.0 million in 2010. This increase was primarily due to the additional costs of operating the assets we acquired during 2011.

Year Ended December 31, 2010 compared to the Year Ended December 31, 2009

Net Sales increased by $2.8 million, or 42.5%, to $9.5 million in 2010, as compared to $6.6 million in 2009. This increase was primarily due to increased throughput on our McMurrey Pipeline System, which was operated for a full year in 2010, as compared to nine months during 2009 due to the acquisition of the McMurrey Pipeline System in March 2009.

Operating expenses increased to $2.0 million in 2010, as compared to $1.4 million in 2009. This increase was due to expenses of the McMurrey Pipeline System, which were included in general and administrative expenses in 2009.

Wholesale Marketing and Terminalling Segment

We use our wholesale marketing and terminalling assets to generate revenue by providing wholesale marketing and terminalling services to Delek’s refining operations and to independent third parties.

	Year Ended December 31,			Six Months Ended June 30,
	2009(1)	2010	2011	2011	2012
				(unaudited)
	(in thousands, except operating information)
Net sales	$367,787	$494,957	$722,201	$350,086	$488,083
Cost of goods sold	349,493	476,678	700,505	339,025	474,469
Operating expenses	1,224	965	3,410	1,323	2,001

Segment contribution margin	$17,070	$17,314	$18,286	$9,738	$11,613
Operating Information:
East Texas — Tyler refinery sales volumes (average bpd)(2)	50,253	50,173	57,047	55,830	54,443
West Texas marketing throughputs (average bpd)(3)	13,377	14,353	15,595	15,244	21,151
West Texas marketing margin per barrel	$1.48	$1.46	$1.53	$1.98	$1.78
Terminalling throughputs (average bpd)(4)	—	—	17,907	20,442	16,806

(1)	As a result of an explosion and fire at the Tyler refinery on November 20, 2008, it ceased operations through May 17, 2009. During this period, Delek continued to pay fees to us under our then-existing marketing agreement.

(2)	Includes jet fuel and petroleum coke.

(3)	Includes bulk ethanol and biodiesel.

(4)	Consists of terminalling throughputs at our Memphis and Nashville, Tennessee terminals. Throughputs for the year ended December 31, 2011 and six months ended June 30, 2011 are for the 247 days and 63 days, respectively, Delek operated the El Dorado refinery in 2011.

Six Months Ended June 30, 2012 compared to the Six Months Ended June 30, 2011

Net Sales increased by $138.0 million, or 39.4%, to $488.1 million for the six months ended June 30, 2012, as compared to $350.1 million for the six months ended June 30, 2011. This increase was primarily due to the sale of biofuels, which began in the fourth quarter of 2011 and contributed $107.3 million in revenues for the six months ended June 30, 2012, as well as increases in sales volume of gasoline and diesel of 758 bpd and the average sales price of both gasoline and diesel of $0.03 per gallon and $0.12 per gallon, respectively, for the six months ended June 30, 2012, as compared to the six months ended June 30, 2011, in our wholesale marketing business.

Cost of goods sold increased by $135.4 million, or 40.0%, to $474.5 million for the six months ended June 30, 2012, as compared to $339.0 million for the six months ended June 30, 2011. This increase was primarily due to the addition of biofuel sales, the increases in sales volume and the cost of both gasoline and diesel in our wholesale marketing business, as discussed above.

Operating expenses increased by $0.7 million, or 51.2%, to $2.0 million for the six months ended June 30, 2012, as compared to $1.3 million for the six months ended June 30, 2011. This increase was primarily due to the additional costs associated with the Nashville and Memphis product terminals, which we acquired in April 2011, as well as increases in insurance expenses associated with the existing wholesale and terminal operations.

Year Ended December 31, 2011 compared to the Year Ended December 31, 2010

Net Sales increased by $227.2 million, or 45.9%, to $722.2 million in 2011, as compared to $495.0 million in 2010. This increase was primarily due to increases in sales volume of 1,140 bpd and the increased average sales price of both gasoline and diesel of $0.70 per gallon and $0.81 per gallon, respectively, in 2011 in our wholesale marketing business. In addition, the acquisition of the Nashville and Memphis terminals during 2011 resulted in additional revenues of $0.8 million.

Cost of goods sold increased by $223.8 million, or 47.0%, to $700.5 million in 2011, as compared to $476.7 million in 2010. This increase was primarily due to increases in sales volume and the increased cost of both gasoline and diesel in our wholesale marketing business.

Operating expenses increased by $2.4 million, or 253.4%, to $3.4 million in 2011, as compared to $1.0 million in 2010. This increase was primarily due to the additional costs associated with the Nashville and Memphis terminals, which we acquired during 2011, as well as increases in environmental and insurance expenses associated with our wholesale marketing and terminalling operations.

Year Ended December 31, 2010 compared to the Year Ended December 31, 2009

Net Sales increased by $127.2 million, or 34.6%, to $495.0 million in 2010, as compared to $367.8 million in 2009. This increase was primarily due to an increase in the average sales price for both gasoline and diesel of $0.42 per gallon and $0.50 per gallon, respectively, in 2010, as well as an increase in the sales volume of diesel in our wholesale marketing business. The increase in gasoline prices was partially offset by a decrease in the sales volume of gasoline.

Cost of goods sold increased by $127.2 million, or 36.4%, to $476.7 million in 2010, as compared to $349.5 million in 2009. This increase was primarily due to an increase in the average cost of both gasoline and diesel in 2010, as well as an increase in the sales volume of diesel in our wholesale marketing business. The increase in prices was partially offset by a decrease in the sales volume of gasoline.

Operating expenses decreased to $1.0 million in 2010, as compared to $1.2 million in 2009. This decrease was primarily due to a decrease in environmental expenses in 2010, partially offset by an increase in payroll expense from 2009 to 2010.

Capital Resources and Liquidity

Historically, our sources of liquidity included cash generated from operations and borrowings under our predecessor’s revolving credit facility. Delek will retain our working capital, as these balances represent assets and liabilities related to our assets prior to the closing of the offering.

In addition to the retention of a portion of the net proceeds from this offering for working capital needs we expect our ongoing sources of liquidity following this offering to include cash generated from operations, borrowings under our revolving credit facility and issuances of additional debt and equity securities. We believe that cash generated from these sources will be sufficient to meet our short-term working capital requirements and long-term capital expenditure requirements and to make quarterly cash distributions. Issuances of debt or equity securities and additional credit facilities may not, however, be available to us on acceptable terms or at all.

We intend to pay a minimum quarterly distribution of $0.375 per unit per quarter, which equates to $9.4 million per quarter, or $37.4 million per year, based on the number of common, subordinated and general partner units to be outstanding immediately after completion of this offering and phantom units with distribution equivalent rights expected to be awarded in connection with this offering to the independent directors of our general partner and certain key employees of our affiliates pursuant to our long-term incentive plan. Please read “Management—Long-Term Incentive Plan.” We do not have a legal obligation to pay this distribution. Please read “Cash Distribution Policy and Restrictions on Distributions.”

Predecessor Revolving Credit Facility

Our predecessor has a revolving credit facility with Fifth Third Bank, which we refer to as the predecessor facility, that carries a credit limit of $75.0 million, including a $35.0 million sub-limit for letters of credit. As of June 30, 2012, there were $50.9 million outstanding borrowings under the predecessor facility, as well as letters of credit issued of $10.5 million. Borrowings under the predecessor facility are secured by substantially all of the assets of Delek Marketing & Supply LP. The predecessor facility matures on December 19, 2013. The predecessor facility bears interest based on predetermined pricing grids that allow us to choose between Base Rate Loans or LIBOR Rate Loans. At June 30, 2012, the weighted average borrowing rate was approximately 4.0%. Additionally, the predecessor facility requires payments of a quarterly fee of 0.50% per year on the average available revolving commitment. Amounts available under the predecessor facility as of June 30, 2012 were approximately $13.6 million. The predecessor facility contained certain usual and customary financial and non-financial covenants. We believe our predecessor was in compliance with all covenant requirements as of June 30, 2012. Upon the closing of this offering, we expect to enter into the new revolving credit facility described under “—New Revolving Credit Facility” below, which will replace the predecessor facility.

New Revolving Credit Facility

In connection with the closing of this offering, we expect to enter into a $175.0 million senior secured revolving credit agreement with Fifth Third Bank, as administrative agent, and a syndicate of lenders, which will mature on the fifth anniversary of the closing date of this offering. We and each of our existing subsidiaries will be borrowers under the credit facility. The credit facility will include a $50.0 million sublimit for letters of credit and a $7.0 million sublimit for swing line loans. Upon the closing of this offering, we will have approximately

$90.0 million in outstanding borrowings and $10.0 million in issued and outstanding letters of credit, leaving approximately $75.0 million available for future borrowings or letter of credit issuances (subject to the letter of credit sublimit in the facility). The initial borrowings under the credit facility will be used to fund a portion of the cash distributions to Delek. See “Use of Proceeds” for additional information. In connection with our cash distribution to Delek at the closing of this offering, we have agreed to retain at least $90 million in outstanding debt, either under our credit facility or as a result of certain refinancings thereof, for three years following the closing of this offering. Subject to the satisfaction of certain conditions precedent, the credit facility will be available to refinance existing indebtedness, fund working capital, finance acquisitions and other capital expenditures, fund future distributions, and for other general partnership purposes. The credit agreement will also contain an accordion feature whereby we can increase the size of the credit facility to an aggregate of $225.0 million, subject to receiving increased or new commitments from lenders and the satisfaction of certain other conditions precedent. Our obligations under the credit agreement will be secured by a first priority lien on substantially all of our tangible and intangible assets. Obligations under our credit facility will be guaranteed by each borrower under the credit facility and our future subsidiaries. Certain of our other affiliates will provide a limited guaranty of up to $90 million of our obligations under the credit facility. The credit facility will mature on the fifth anniversary of the closing date for the credit facility. Borrowings under the credit facility will bear interest at either a base rate, plus an applicable margin, or a LIBOR rate, plus an applicable margin. The applicable margin varies based upon our Leverage Ratio, which is defined as the ratio of total funded debt as of the date of determination to EBITDA for the most recently ended four fiscal quarters.

The credit agreement will contain affirmative and negative covenants customary for credit facilities of this nature that, among other things, limit or restrict our ability (as well as the ability of our subsidiaries) to:

•	incur or guarantee additional debt;

•	incur certain liens on assets;

•	dispose of assets;

•	make certain distributions on or redeem or repurchase units;

•	change the nature of our business;

•	engage in certain mergers or acquisitions;

•	make certain investments and acquisitions; and

•	enter into non arms-length transactions with affiliates.

Additionally, we will be required to maintain a ratio, tested quarterly, of consolidated EBITDA, as defined in the credit agreement, to cash interest expense for the immediately preceding four quarter period of greater than 2.00 to 1.00 and a ratio of total funded debt to consolidated EBITDA, tested quarterly, for the immediately preceding four quarter period of not greater than 3.50 to 1.00.

The credit agreement will require us to maintain interest rate hedging arrangements, reasonably acceptable to the administrative agent, with respect to at least 50% of the amount funded at closing, which hedging arrangements must be in place for at least a three-year period beginning no later than 120 days after the closing date.

The credit agreement will contain events of default customary for credit facilities of this nature, including, but not limited to, the failure to pay any principal, interest or fees when due, failure to satisfy any covenant, untrue representations or warranties, impairment of liens, events of default under any other loan document under the new credit facility, default under any other material debt agreements, insolvency, certain bankruptcy proceedings, change of control (which will occur if, among other things, Delek ceases to own and control legally and beneficially at least 51% of the equity interests of our general partner, Delek Logistics GP, LLC ceases to be our general partner or we fail to own and control legally and and beneficially at least 100% of the equity interests of any other borrower under the credit agreement, unless otherwise permitted thereunder) and material litigation resulting in a final judgment against any borrower or subsidiary guarantor. Upon the occurrence and during the continuation of an event of default under the credit agreement, the lenders may, among other things, terminate their revolving loan commitments, accelerate and declare the outstanding loans to be immediately due and payable and exercise remedies against us and the collateral as may be available to the lenders under the credit agreement and other loan documents.

Agreements Governing Certain Indebtedness of Delek

Although we are not contractually bound by and are not liable for Delek’s debt under its credit arrangements, we are indirectly affected by certain prohibitions and limitations contained therein. Specifically, under the terms of certain of its credit arrangements, we expect that Delek will be in default if we incur any indebtedness for borrowed money in excess of $225.00 million at any time outstanding, which amount is subject to increase for certain acquisitions of additional or newly constructed assets and for growth capital expenditures, in each case, net of asset sales, and for certain types of debt, such as debt obligations owed under hedge agreements, intercompany debt of the partnership and our subsidiaries and debt under certain types of contingent obligations. These arrangements also require that Delek maintain (i) consolidated shareholders’ equity of at least $525.0 million and (ii) a ratio of consolidated shareholders’ equity to adjusted total assets, which is defined as total assets less cash and any liabilities under the financing arrangement described in “Certain Relationships and Related Party Transactions—Commercial Agreements with Delek—El Dorado Refinery Crude Oil and Refined Products Supply and Offtake Arrangement,” of at least 0.29 to 1.00. Although these covenants do not currently limit our ability to use the full capacity available under our new revolving credit facility, we cannot assure you that such covenants will not impact such ability in the future. Delek, due to its ownership and control of our general partner, has the ability to prevent us from taking actions that would cause Delek to violate any covenant in its credit arrangements or otherwise be in default under any of its credit arrangements. Please read “Risk Factors—Risks Related to Our Business—Delek’s level of indebtedness, the terms of its borrowings and any future credit ratings could adversely affect our ability to grow our business, our ability to make cash distributions to our unitholders and our credit ratings and profile. Our ability to obtain credit in the future and our future credit rating may also be affected by Delek’s level of indebtedness.”

Cash Flows

Net cash provided by (used in) operating, investing and financing activities for the years ended December 31, 2009, 2010 and 2011 and the six months ended June 30, 2011 and 2012 were as follows (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
				(unaudited)
Net cash provided by (used in) operating activities	$5,586	$13,421	$(2,859)	$(16,260)	$3,449
Net cash used in investing activities	(1,607)	—	(885)	(1)	(25,473)
Net cash (used in) provided by financing activities	(4,577)	(13,500)	3,779	16,452	22,647

Cash Flows From Operating Activities

Cash provided by operating activities for the six months ended June 30, 2012 increased $19.7 million, to cash provided of $3.4 million for the six months ended June 30, 2012, compared to cash used of $16.3 million for the six months ended June 30, 2011. The increase in cash provided by operating activities was primarily attributable to an increase in deferred income taxes, accounts payable and accounts payable to related parties and decreases in accounts receivable, inventory and other current assets.

Cash flows provided by operating activities for the year ended December 31, 2011 decreased $16.3 million, or 121.3%, to $(2.9) million, as compared to $13.4 million for the year ended December 31, 2010. The decrease in cash provided by operating activities is primarily attributable to decreases in deferred income taxes and accounts payable to related parties and an increase in inventories and other current assets. These were partially offset by decreases in accounts receivable and increases in accounts payable and other current liabilities.

Cash flows provided by operating activities for the year ended December 31, 2010 increased $7.8 million, or 140.3%, to $13.4 million, as compared to $5.6 million for the year ended December 31, 2009. The increase in cash provided by operating activities is primarily attributable to an increase in net income in 2010 as compared to 2009, as well as an increase in accounts payable to related parties. These increases were partially offset by increases to inventories and other current assets.

Cash Flows From Investing Activities

Cash used in investing activities for the six months ended June 30, 2012 of $25.5 million was primarily attributable to the acquisitions of the Nettleton and Big Sandy terminals in the first quarter of 2012. We also had $1.0 million and $1.2 million, respectively, in maintenance and expansion capital expenditures for the six months ended June 30, 2012. There were nominal investing activities for the six months ended June 30, 2011.

Cash flows used in investing activities for the year ended December 31, 2011 increased to $0.9 million, as compared to zero for the year ended December 31, 2010. Investing activities consisted of capital expenditures related to certain expansion projects during the year ended December 31, 2011.

Cash flows used in investing activities for the year ended December 31, 2010 decreased to zero from $1.6 million for the year ended December 31, 2009. There were no capital expenditures during the year ended December 31, 2010.

Cash Flows From Financing Activities

Cash provided by financing activities for the six months ended June 30, 2012 increased $6.2 million, to $22.7 million for the six months ended June 30, 2012, compared to $16.5 million for the six months ended June 30, 2011. The increase in cash provided was primarily attributable to net proceeds from the predecessor facility of $20.6 million for the six months ended June 30, 2012, compared to net proceeds of $11.4 million for the six months ended June 30, 2011. This was partially offset by a $3.0 million decrease in the capital contribution for the six months ended June 30, 2012, as compared to the same period in 2011.

Cash flows used in financing activities for the year ended December 31, 2011 increased $17.3 million, or 128.0%, to $3.8 million, as compared to $(13.5) million for the year ended December 31, 2010. The increase in cash used was primarily attributable to a capital distribution of $2.5 million in 2011. Offsetting the 2011 capital distribution was a net increase in notes payable in 2011, compared to net repayments in 2010.

Cash flows used in financing activities for the year ended December 31, 2010 were $(13.5) million, compared to $(4.6) million for the year ended December 31, 2009, a decrease of $8.9 million, or 195.0%. The decrease in cash used in financing activities was primarily attributable to the net repayment of notes payable in 2010, compared to net borrowings in 2009. There were no capital contributions in 2010, compared to a distribution of $28.3 million in 2009.

Capital Expenditures

Our operations are capital intensive, requiring investments to expand, upgrade or enhance existing operations and to meet environmental and operational regulations. Our capital requirements have consisted of and are expected to continue to consist of maintenance capital expenditures and expansion capital expenditures. Maintenance capital expenditures include expenditures required to maintain equipment reliability, tankage, and pipeline integrity and safety and to address environmental regulations. Expansion capital expenditures include expenditures to acquire assets and expand existing facilities that increase throughput capacity on our pipelines and in our terminals or increase storage capacity at our storage facilities. For the year ended December 31, 2011, we incurred a total of $0.9 million of expansion capital expenditures and no maintenance capital expenditures. For the year ended December 31, 2009, we incurred $0.5 million in maintenance capital expenditures and no expansion capital expenditures. For the six months ended June 30, 2012, we incurred a total of $1.0 million in maintenance capital expenditures and $1.2 million in expansion capital expenditures. We did not incur any capital expenditures during the year ended December 31, 2010 and we had nominal capital expenditures during the six months ended June 30, 2011. We have budgeted maintenance capital expenditures of approximately $16.6 million for the twelve months ending September 30, 2013, of which $11.9 million will be reimbursed by Delek. We anticipate that the remaining capital expenditures will be funded primarily with cash from operations. Following this offering, we expect that we will rely primarily upon external financing sources, including borrowings under our revolving credit facility and the issuance of debt and equity securities, to fund any significant future expansion.

Under our omnibus agreement, Delek has agreed to reimburse us for any operating expenses in excess of $500,000 per year that we incur for inspections, maintenance and repairs to any of the storage tanks contributed to us by Delek that are necessary to comply with DOT pipeline integrity rules and certain American Petroleum Institute storage tank standards for five years after the closing of this offering. In addition, Delek has agreed to reimburse us for any costs in excess of $1.0 million per event (net of any insurance recoveries), up to $20.0 million per event, that we incur for the clean up or repair of a condition caused by the failure, during the first five years after the closing of this offering, of any assets contributed to us by Delek. Furthermore, for each of (i) the twelve months ending September 30, 2012 and (ii) each calendar year after the closing of this offering through December 31, 2017, Delek will reimburse us for all non-discretionary maintenance capital expenditures, other than those required to comply with applicable environmental laws and regulations, in excess of $3.0 million for such twelve month period and per year that we make with respect to the assets contributed to us by Delek for which we have not been reimbursed as described in the preceding sentence. Delek’s reimbursement obligations will not survive any termination of the omnibus agreement.

In addition to these reimbursement obligations, Delek has agreed to reimburse us for capital expenditures in connection with certain capital improvements that are currently in progress and are expected to be in progress upon the closing of this offering. We are currently constructing an addition to our Lion Pipeline System to transport crude oil from a rail delivery adjacent to the El Dorado refinery to that refinery. Delek has agreed to reimburse us for the cost of constructing this pipeline, which is expected to be approximately $2.7 million. Delek has also agreed to reimburse us for the remaining cost to complete our reversal of the Paline Pipeline System, which is expected to be less than $2.0 million, and the cost of capital improvements necessary to enable bi-directional flow on our Nettleton pipeline, which is expected to be approximately $1.0 million.

Contractual Obligations

Our current contractual obligation consists of the predecessor facility with Fifth Third Bank (Fifth Third Revolver) that carries a credit limit of $75.0 million, including a $35.0 million sub-limit for letters of credit. As of June 30, 2012, we had $50.9 million outstanding borrowings under the predecessor facility, as well as letters of credit issued of $10.5 million. The Fifth Third Revolver matures on December 19, 2013.

Effects of Inflation

Inflation in the United States has been relatively low in recent years and did not have a material impact on our results of operations for the years ended December 21, 2009, 2010 and 2011 or for the six months ended June 30, 2011 and 2012.

Off Balance Sheet Arrangements

We have not entered into any transactions, agreements or other contractual arrangements that would result in off-balance sheet liabilities.

Regulatory Matters

The rates and terms and conditions of service on certain of our pipelines are subject to regulation by the FERC under the ICA or by the state regulatory commissions in the states in which we transport crude oil and refined products, including the Railroad Commission of Texas, the Louisiana Public Service Commission and the Arkansas Public Service Commission. In addition, the PHMSA at the DOT regulates the design, construction, testing, operation, maintenance and emergency response of crude oil, petroleum products and other hazardous liquids pipelines and certain tank facilities. For more information on federal and state regulations affecting our business, please read “Business—Rate and Other Regulation.”

Environmental and Other Matters

Environmental Regulation. Our operation of pipelines, terminals, and associated facilities in connection with the storage and transportation of crude oil and refined products is subject to extensive and frequently-changing federal, state and local laws, regulations and ordinances relating to the protection of the environment. Among other things, these laws and regulations govern the emission or discharge of pollutants into or onto the land, air and water, the handling and disposal of solid and hazardous wastes and the remediation of contamination. As with the industry generally, compliance with existing and anticipated environmental laws and regulations increases our overall cost of business, including our capital costs to construct, maintain, operate and upgrade equipment and facilities. While these laws and regulations affect our maintenance capital expenditures and net income, we believe they do not affect our competitive position, as the operations of our competitors are similarly affected. We believe our facilities are in substantial compliance with applicable environmental laws and regulations. However, these laws and regulations are subject to frequent change by regulatory authorities and continued and future compliance with such laws and regulations, or changes in the interpretation of such laws and regulations, may require us to incur significant expenditures. Additionally, the violation of environmental laws, regulations, and permits can result in the imposition of significant administrative, civil and criminal penalties, injunctions limiting our operations, investigatory or remedial liabilities or construction bans or delays in the construction of additional facilities or equipment. Additionally, a discharge of hydrocarbons or hazardous substances into the environment could, to the extent the event is not insured, subject us to substantial expenses, including fines and penalties, costs to comply with applicable laws and regulations and to resolve claims made by third parties for personal injury or property damage. These impacts could directly and indirectly affect our business and have an adverse impact on our financial position, results of operations, and liquidity. We cannot currently determine the amounts of such future impacts.

Environmental Liabilities. Delek has been party to various litigation and contingent loss matters, including environmental matters, arising in the ordinary course of business. The outcome of these matters cannot always be accurately predicted, but we have recognized historical liabilities for these matters based on our best estimates and applicable accounting guidelines and principles. These liabilities were based on estimates including engineering assessments and it is reasonably possible that the estimates will change and that additional remediation costs could be incurred as more information becomes available.

Accrued liabilities for estimated site remediation costs to be incurred in the future at our facilities and properties have been included in our historical combined financial statements. Liabilities were recorded when site restoration and environmental remediation and cleanup obligations were known or considered probable and could be reasonably estimated.

We are currently, and expect to continue, incurring expenses for environmental cleanup at a number of our pipelines, terminals and storage facilities. As part of the omnibus agreement, Delek will indemnify us for certain of these expenses. For a further description of the indemnification, please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.”

Critical Accounting Policies and Estimates

Our significant accounting policies are described in Note 2 to our audited combined financial statements appearing elsewhere in this prospectus. We prepare our combined financial statements in conformity with accounting principles generally accepted in the United States, and in the process of applying these principles, we must make judgments, assumptions and estimates based on the best available information at the time. To aid a reader’s understanding, management has identified our critical accounting policies. These policies are considered critical because they are both most important to the portrayal of our financial condition and results, and require our most difficult, subjective or complex judgments. Often they require judgments and estimation about matters which are inherently uncertain and involve measuring, at a specific point in time, events which are continuous in nature. Actual results may differ based on the accuracy of the information utilized and subsequent events, some over which we may have little or no control.

Revenue Recognition

Revenues for products sold are recorded at the point of sale upon delivery of the product, which is the point at which title to the product is transferred, and when payment has either been received or collection is reasonably assured. Service revenues are recognized as crude oil and refined products are shipped through, delivered by or stored in our pipelines, terminals and storage facility assets, as applicable. We do not recognize product sales revenues for these services, as title on the product never passes to us. All revenues are based on regulated tariff rates or contractual rates and contain minimum volume commitments and fees that are indexed for inflation.

Property, Plant and Equipment and Intangibles Impairment

Property, plant and equipment and definite life intangibles are evaluated for impairment whenever indicators of impairment exist. Accounting standards require that if an impairment indicator is present, we must assess whether the carrying amount of the asset is unrecoverable by estimating the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges. We derive the required undiscounted cash flow estimates from our historical experience and our internal business plans. We use quoted market prices when available and our internal cash flow estimates discounted at an appropriate interest rate to determine fair value, as appropriate. If the carrying amount is more than the recoverable amount, an impairment charge must be recognized based on the fair value of the asset.

Goodwill and Potential Impairment

Goodwill is reviewed at least annually for impairment or more frequently if indicators of impairment exist. Goodwill is tested by comparing net book value of the operating segments to the estimated fair value of the reporting unit. In assessing the recoverability of goodwill, assumptions are made with respect to future business conditions and estimated expected future cash flows to determine the fair value of a reporting unit. We use a market participant weighted average cost of capital, estimated minimal growth rates for revenue, gross profit, and capital expenditures based on history and our best estimate of future forecasts. We also estimate the fair values of our reporting units using a multiple of expected future cash flows such as those used by third party analysts. If these estimates and assumptions change in the future due to such factors as a decline in general economic conditions, competitive pressures on sales and margins, and other economic and industry factors beyond management’s control, an impairment charge may be required.

Environmental Expenditures

It is our policy to accrue environmental and clean-up related costs of a non-capital nature when it is both probable that a liability has been incurred and the amount can be reasonably estimated. Environmental liabilities represent the current estimated costs to investigate and remediate contamination at our properties. This estimate is based on internal and third-party assessments of the extent of the contamination, the selected remediation technology and review of applicable environmental regulations. Accruals for estimated costs from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study, and include, but are not limited to, costs to perform remedial actions and costs of machinery and equipment that is dedicated to the remedial actions and that does not have an alternative use. Such accruals are adjusted as further information develops or circumstances change. We discount environmental liabilities to their present value if payments are fixed and determinable. Expenditures for equipment necessary for environmental issues relating to ongoing operations are capitalized.

Changes in laws and regulations, the financial condition of state trust funds associated with environmental remediation and actual remediation expenses compared to historical experience could significantly impact our results of operations and financial position. We believe the estimates selected, in each instance, represent our best estimate of future outcomes, but the actual outcomes could differ from the estimates selected.

Qualitative and Quantitative Disclosures About Market Risk

Commodity Price Risk. Market risk is the risk of loss arising from adverse changes in market rates and prices. As we do not do not take title to any of the crude oil that we handle, and we take title to only limited volumes of light products in our marketing business, we have minimal direct exposure to risks associated with fluctuating commodity prices. However, from time to time, we enter into Gulf Coast product swap arrangements with respect to the products we purchase to hedge our exposure to fluctuations in commodity prices for the period between our purchase of products from Magellan and subsequent sales to our customers. At December 31, 2011, we had open swap contracts representing 7,000 barrels of refined petroleum products with an unrealized net gain (loss) of a nominal amount. At June 30, 2012, we held no outstanding swap contracts. In addition, our commercial agreements with Delek are indexed to inflation.

Interest Rate Risk. Debt that we incur under our revolving credit facility will bear interest at a variable rate and will expose us to interest rate risk. From time to time, we may use certain derivative instruments to hedge our exposure to variable interest rates. Additionally, our new revolving credit facility will require us to maintain interest rate hedging arrangements, reasonably acceptable to the administrative agent, with respect to at least 50% of the amount funded at closing of the credit facility, which must be in place for at least a three-year period beginning no later than 120 days after the closing date. We do not currently have in place any interest rate hedges or forward contracts.

BUSINESS

Unless otherwise noted, the historical operating information (i) as it relates to the Contributed Lion Oil Assets prior to Delek’s April 29, 2011 acquisition of a majority interest in Lion Oil and (ii) as it relates to the Paline Pipeline prior to Delek’s December 19, 2011 acquisition thereof reflects amounts provided by the operator prior to such acquisition date. While applicable accounting rules provide for the presentation of only operating information from and after the date of such acquisitions within our predecessor’s financial statements and corresponding “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” we have included within this section such pre-acquisition information in order to provide greater insight into the historical operations of our predecessor.

Overview

We are a growth-oriented Delaware limited partnership recently formed by Delek to own, operate, acquire and construct crude oil and refined products logistics and marketing assets. A substantial majority of our existing assets are integral to the success of Delek’s refining and marketing operations. We gather, transport and store crude oil and market, distribute, transport and store refined products in select regions of the southeastern United States and west Texas for Delek and third parties, primarily in support of Delek’s refineries in Tyler, Texas and El Dorado, Arkansas.

We generate revenue by charging fees for gathering, transporting and storing crude oil and for marketing, distributing, transporting and storing refined products. Following the consummation of this offering, a substantial majority of our contribution margin, which we define as net sales less cost of goods sold and operating expenses will be derived from our commercial agreements with Delek with initial terms ranging from five to ten years, which we believe will enhance the stability of our cash flows. Our commercial agreements with Delek will include minimum volume commitments, which we believe will provide us with a stable revenue stream in the future. We have limited direct exposure to risks associated with short-term fluctuations in commodity prices because we do not take title to any of the crude oil that we handle, and we take title to only limited volumes of light products in our marketing business. Accordingly, we generally do not need to hedge crude oil or refined products. However, from time to time, we will hedge our exposure to commodity prices for refined products in our west Texas wholesale marketing business.

Following the completion of this offering, we intend to expand our business by acquiring additional logistics and marketing assets from Delek and third parties and through organic growth, including entering into fuel supply and marketing agreements, constructing new assets and increasing the utilization of our existing assets. Delek formed us to be the primary vehicle to grow its logistics and marketing operations in order to maximize the integrated value of its assets. In addition, Delek has granted us a right of first offer on certain logistics assets that it will retain following this offering, and Delek is required under certain circumstances to offer us the opportunity to purchase additional logistics assets that Delek may acquire or construct in the future as a condition to its ownership of such assets. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.”

For the year ended December 31, 2011, we had pro forma EBITDA of approximately $47.2 million and pro forma net income of approximately $34.6 million. For the six months ended June 30, 2012, we had pro forma EBITDA of approximately $23.6 million and pro forma net income of approximately $17.5 million. Delek accounted for 85.7% of our pro forma contribution margin for the year ended December 31, 2011 and 81.9% of our pro forma contribution margin for the six months ended June 30, 2012. Please read “Prospectus Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measure” for the definition of EBITDA and a reconciliation of EBITDA to our most directly comparable financial measures, calculated and presented in accordance with GAAP.

Assets and Operations

We operate in two business segments: our Pipelines and Transportation segment and our Wholesale Marketing and Terminalling segment. On a pro forma basis for the year ended December 31, 2011 and the six months ended June 30, 2012, our Pipelines and Transportation segment accounted for approximately 63.1% and 58.6%, respectively, of our contribution margin, and our Wholesale Marketing and Terminalling segment accounted for approximately 36.9% and 41.4%, respectively, of our contribution margin.

Pipelines and Transportation Segment. Our Pipelines and Transportation segment consists of approximately 400 miles of crude oil transportation pipelines, 16 miles of refined product pipelines, an approximately 600-mile crude oil gathering system and associated crude oil storage tanks with an aggregate of approximately 1.4 million barrels of active shell capacity. These assets are primarily divided into four operating systems:

•	our Lion Pipeline System, which transports crude oil to, and refined products from, the 80,000 bpd El Dorado refinery;

•	our SALA Gathering System, which gathers and transports crude oil production in southern Arkansas and northern Louisiana, primarily for the El Dorado refinery;

•	our Paline Pipeline System, which will transport crude oil from Longview, Texas to the Chevron-operated Beaumont terminal in Nederland, Texas; and

•	our East Texas Crude Logistics System, which currently transports substantially all of the crude oil delivered to the 60,000 bpd Tyler refinery.

Beginning in the first half of 2013, we expect a reconfigured pipeline system that is owned and operated by third parties to also begin supplying crude oil to the Tyler refinery from west Texas. Delek has a 10-year agreement with third parties to transport a substantial majority of the Tyler refinery’s crude oil requirements on this reconfigured system. Please read “—Our Asset Portfolio—Pipelines and Transportation Segment—Anticipated Impact of New Third-Party Pipeline Systems on Our Operations” and “Risk Factors—We anticipate, beginning in the first half of 2013, our East Texas Crude Logistics System will operate at levels significantly below Delek’s minimum volume commitment under its agreement with us for the foreseeable future” for additional information.

Wholesale Marketing and Terminalling Segment. In our Wholesale Marketing and Terminalling segment, we provide marketing services for 100% of the refined products output of the Tyler refinery, other than jet fuel and petroleum coke, and own and operate five light product terminals. One of these terminals, located in Memphis, Tennessee, supports the El Dorado refinery. Another of these terminals, located in Big Sandy, Texas, while currently idle, is expected to be operational by the end of 2012 and will support the Tyler refinery. Our west Texas wholesale marketing business markets light products that we purchase from Noble Petro using our terminals in Abilene and San Angelo, Texas. We also market light products that we purchase from Magellan using third-party terminals in Aledo, Odessa, Big Spring and Frost, Texas. In addition, we provide products terminalling services to independent third parties at our light products terminal in Nashville, Tennessee. See “—Our Asset Portfolio—Wholesale Marketing and Transportation Segment—Big Sandy Terminal.”

Business Strategies

Our objectives are to maintain stable cash flows and to grow the quarterly distributions paid to our unitholders. We intend to achieve these objectives through the following business strategies:

•

Generate Stable Cash Flow. We will continue to pursue opportunities to provide logistics, marketing and other services to Delek and third parties pursuant to long-term, fee-based contracts. In new service contracts, we will endeavor to negotiate minimum throughput commitments similar to those included under our current commercial agreements with Delek. In addition, although we currently have limited direct commodity price exposure, we will continue to evaluate entering into commodity derivative contracts to mitigate any exposure we have to commodity price fluctuations.

•	Focus on Growing Our Business. We intend to evaluate and pursue opportunities to grow our business through both strategic acquisitions and organic expansion projects.

•

Pursue Accretive Acquisitions. We plan to pursue strategic acquisitions that both complement our existing assets and provide attractive returns for our unitholders. For example, Delek has granted us a right of first offer on certain logistics assets that Delek will retain following this offering. In addition, Delek is required under certain circumstances to offer us the opportunity to purchase additional logistics assets that it may acquire or construct in the future. Furthermore, we believe that our current asset base and our knowledge of the regional markets in which we operate will allow us to target and consummate accretive third-party acquisitions. We intend to pursue these opportunities both independently and jointly with Delek in connection with Delek’s growth strategy, which may include the acquisition of additional refinery and retail assets.

•

Pursue Attractive Organic Expansion Opportunities. We intend to focus on organic growth opportunities that complement our existing businesses or that provide attractive returns within our current geographic footprint. We will continue to seek opportunities to further support our existing customers and attract new customers through the expansion and development of our logistics infrastructure. For example, we believe we are well positioned to support Delek’s continued growth by expanding our logistics and marketing capabilities, as needed, to support Delek’s operations, including developing infrastructure that provides Delek with access to new crude oil supplies and refined product markets.

•

Optimize Our Existing Assets and Expand Our Customer Base. We intend to enhance the profitability of our existing assets by adding incremental throughput volumes, improving operating efficiencies and increasing system-wide utilization. For example, we believe that increased drilling activity in the area served by our SALA Gathering System will result in increased utilization of that system. We also believe that we will be able to increase volumes in our West Texas wholesale business. Additionally, we plan to further diversify our customer base by increasing third-party throughput volumes running through our existing system and expanding our asset portfolio to service more third-party customers. For example, our Paline Pipeline System transported minimal volumes at the time we acquired it in December 2011. By October 2012, we expect to complete a reversal of the pipeline’s flow and have leased 100% of the pipeline’s southbound capacity to a major integrated oil company through December 2014.

Competitive Strengths

We believe we are well-positioned to successfully execute our business strategies because of the following competitive strengths:

•

Long-Term, Fee-Based Contracts with Minimum Volume Commitments Enhance Cash Flow Stability. Initially, we will generate a substantial majority of our contribution margin under long-term, fee-based contracts with Delek and third parties. Each of our commercial agreements with Delek will include minimum volume commitments and will have fees indexed to inflation, provided that fees may not be adjusted below the initial amounts, thereby providing us with a stable revenue stream. Assuming we are paid only the minimum amounts due under these agreements, we project that we will generate a contribution margin of $36.1 million under these agreements with Delek for the twelve-month period ending September 30, 2013. In addition, a major integrated oil company has contracted with us for 100% of the southbound capacity of the Paline Pipeline System through 2014 for a monthly fee of $450,000, which will increase to $529,250 in 2013 and thereafter be subject to annual escalation during any renewal periods. The monthly fees payable to us under our agreement with this customer increase proportionately to the extent throughput volumes are above 30,000 bpd.

•

Our Assets are Integral to Delek’s Operations and Strategically Located. Our marketing and logistics assets are instrumental to the operations of Delek. For example, our SALA Gathering System gathers crude oil production, primarily for the El Dorado refinery, and has historically provided the refinery’s most cost-effective crude oil source. Additionally, our Lion Pipeline System currently transports crude oil production to, and refined products from, the El Dorado refinery and can be configured to allow the refinery to access multiple sources of advantageously priced inland crude oil. Further, our East Texas Crude Logistics System currently transports substantially all of the crude oil processed at the Tyler refinery and will continue to provide Delek with long-term strategic benefits as other crude oil sources become available to the refinery. Our Wholesale Marketing and Terminalling segment provides marketing services for 100% of the refined products produced by the Tyler refinery, other than jet fuel and petroleum coke. In addition, our Paline Pipeline System is being reconfigured to take advantage of its strategic location by permitting the transportation of crude oil from inland markets to the U.S. Gulf Coast, which will allow our customers to realize potentially significant positive differentials in crude oil pricing between East Texas and the U.S. Gulf Coast.

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Relationship with Delek. One of our key strengths is our relationship with Delek. We believe that Delek will be incentivized to grow our business as a result of its significant economic interest in us as the owner of a 65.3% limited partner interest and the owner of our general partner and all of our incentive distribution rights. In particular, we expect to benefit from the following aspects of our relationship with Delek:

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Acquisition Opportunities. Under the omnibus agreement, Delek has granted us a right of first offer on certain logistics assets that it will retain following this offering and is required, under certain circumstances, to offer us the opportunity to purchase additional logistics assets that Delek may acquire or construct in the future. Furthermore, Delek is a growth-oriented company with a history of identifying, acquiring, financing and integrating complementary assets.

•

Strength and Stability of Delek’s Refining Business. Delek’s refineries have a combined crude oil throughput capacity of 140,000 bpd. These refineries are strategically located in eastern Texas and southern Arkansas, which gives Delek access to a diverse slate of advantageously priced crude oil feedstocks and attractive end-markets in which to sell its refined products. We believe these refineries’ inland locations limit their exposure to weather-related disruptions, such as hurricanes, that can impact refineries that are located closer to the coast.

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Access to Operational and Industry Expertise. We expect to benefit from Delek’s extensive operational, commercial and technical expertise, as well as its industry relationships throughout the midstream and downstream value chain, as we look to optimize and expand our existing asset base.

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Management and Operations Team with Extensive Acquisition and Project Management Experience. Both our management and our operations teams have significant experience in the management and operation of logistics and marketing assets and the execution of expansion and acquisition strategies. Our management team includes some of the most senior officers of Delek, who average over 20 years of experience in the energy industry. These officers have extensive experience in acquiring assets for Delek, including nine transactions valued at an aggregate of approximately $580 million since 2005, and in completing capital projects on time and on budget. We believe that this experience will benefit our management and operations teams in pursuing and consummating accretive acquisitions and efficiently operating our assets.

•

Financial Flexibility. We believe that we will have the financial flexibility to execute our growth strategy through access to the debt and equity capital markets, as well as the approximately $75 million of available capacity under the $175 million revolving credit facility that we expect to enter into at the closing of this offering. Our revolving credit facility is also expected to contain an accordion feature that would allow us to increase the borrowing capacity under the facility to $225 million.

Growth Opportunities

We believe that our relationship with Delek should provide us with a number of potential future growth opportunities, including the acquisition of the following assets to which Delek has granted us a right of first offer:

•

Tyler Refinery Refined Products Terminal. Located at the Tyler refinery, this terminal consists of a truck loading rack with three loading bays supplied by pipeline from storage tanks located at the refinery. Total throughput capacity for the terminal is estimated to be approximately 76,000 bpd, with all of the refined products output of the Tyler refinery throughput at this terminal as of December 31, 2011.

•	Tyler Storage Tanks. Located in Tyler, Texas adjacent to the Tyler refinery, these 86 storage tanks have an aggregate active shell capacity of approximately 1.8 million barrels.

•

El Dorado Refined Products Terminal. Located at the El Dorado refinery, this terminal consists of a truck loading rack supplied by pipeline from storage tanks located at the refinery. Total throughput capacity for the terminal is estimated to be approximately 22,000 bpd, with approximately 9,600 bpd of refined products throughput for the year ended December 31, 2011.

•	El Dorado Storage Tanks. Located at Sandhill Station and adjacent to the El Dorado refinery these storage tanks have an aggregate active shell capacity of approximately 2.2 million barrels.

Furthermore, we believe that we are well positioned to acquire additional logistics and marketing assets that Delek may construct or acquire in the future as it grows its business. For example, Delek is currently constructing other logistics assets that are not subject to the right of first offer. These assets include:

•

Tyler Crude Oil Tank. Delek is constructing a new crude oil tank at the Tyler refinery that is intended to support a new connection to the major third-party pipeline that is expected to begin supplying crude oil to the Tyler refinery beginning in the first half of 2013. Total aggregate shell capacity of the crude tank is expected be approximately 300,000 barrels.

•

Lion Rail Project. Delek is constructing two crude oil unloading racks adjacent to the El Dorado refinery. These racks are designed to receive up to 32,000 bpd of light crude oil or 10,000 bpd of heavy crude oil delivered by rail to the El Dorado refinery.

We believe that these assets would be appropriate candidates for future sales by Delek to us, although Delek is under no obligation to sell such assets (or those assets subject to our right of first offer) to us.

We have also identified organic growth opportunities for our current assets. For example, under our agreement with a major integrated oil company we have contracted 100% of the southbound capacity of the Paline Pipeline System through 2014 for a monthly fee of $450,000. This monthly fee will increase to $529,250 in 2013 and will be subject thereafter to annual escalation during any renewal periods, the first of which will occur after 2014. Based on current pricing for inland and Gulf Coast crude oil, we believe that the fees payable under any renewal or replacement contract for this capacity would be higher than the monthly fees under our existing agreement with this customer. Additionally, we will seek to grow our business by enhancing the profitability of our existing assets and by increasing third-party throughput volumes running through our existing system. Finally, we will pursue accretive acquisitions from third parties that both complement our existing assets and provide attractive returns for our unitholders.

Our Commercial Agreements

Commercial Agreements with Delek

In connection with the closing of this offering, we will enter into long-term, fee-based commercial agreements with Delek, under which we will provide various logistics and marketing services. Each of these agreements will include minimum volume commitments, which we believe will enhance the stability of our cash flows, and will have fees indexed to inflation, provided that the fees may not be adjusted below the initial amounts. For the twelve-month period ending September 30, 2013, we project the minimum volume commitments associated with these commercial agreements will generate approximately $36.1 million of our contribution margin.

The following table outlines the key terms of these commercial agreements with Delek. For a more detailed discussion, please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Commercial Agreements with Delek.”

Asset / Operation	Initial / Maximum Term (years) (1)	Service	Year ended December 31, 2011 Throughput (average bpd) (2)		Six Months ended June 30, 2012 Throughput (average bpd) (2)		Minimum Throughput Commitment (average bpd)		Tariff / Fee
Lion Pipeline System and SALA Gathering System: Crude Oil Pipelines (non-gathered)	5 / 15	Crude oil and refined products transportation	57,180		48,251		46,000	(3)	$0.85/bbl	(4)
Refined Products Pipelines			46,203		45,320		40,000		$0.10/bbl
SALA Gathering System		Crude oil gathering	17,358		20,237		14,000		$2.25/bbl	(4)
East Texas Crude Logistics System:
Crude Oil Pipelines	5 / 15	Crude oil transportation and storage	55,341		53,790		35,000		$0.40/bbl	(5)
Storage			N/A		N/A		N/A		$250,000/ month
East Texas Marketing	10(6)	Marketing products for Tyler refinery	51,568		48,272		50,000		$0.5964/bbl + 50% of the agreed margin	(7)
Memphis Terminal	5 / 15	Dedicated terminalling services	10,773		11,558		10,000		$0.50/bbl
Big Sandy Terminal: Terminalling	5 / 15	Dedicated terminalling	—	(8)	—	(8)	5,000		$0.50/bbl
Storage		services for Tyler refinery and storage	N/A		N/A		N/A		$50,000/ month

(1)	Maximum term gives effect to the extension of the commercial agreement pursuant to the terms thereof. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Commercial Agreements with Delek.”

(2)	Represents average daily throughput for the period indicated, excluding jet fuel and petroleum coke in our east Texas marketing operations.

(3)	Excludes volumes gathered on the SALA Gathering System.

(4)	Volumes gathered on the SALA Gathering System will not be subject to an additional tariff fee for transportation on our Lion Pipeline System to the El Dorado refinery.

(5)	For any volumes in excess of 50,000 bpd, the throughput fee will be $0.60/bbl.

(6)	Following the primary term, the marketing agreement automatically renews for successive one-year terms unless either party provides notice of non-renewal 10 months prior to the expiration of the then-current term.

(7)	Delek has agreed to pay us 50% of the margin, if any, above an agreed base level generated on the sale as an incentive fee, provided that the incentive fee will be not less than $175,000 nor greater than $500,000 per quarter.

(8)	There is no relevant volume history at the terminal for the periods shown as the terminal has been idle since 2008.

Other Agreements with Delek

In addition to the commercial agreements described above, we also will enter into the following agreements with Delek:

Omnibus Agreement. Upon the closing of this offering, we will enter into an omnibus agreement with Delek under which Delek will agree not to compete with us under certain circumstances and will grant us a right of first offer to acquire certain of its retained logistics assets, including certain terminals, storage facilities and other related assets located at the Tyler and El Dorado refineries and, under specified circumstances, logistics and marketing assets that Delek may acquire or construct in the future. Under the omnibus agreement, Delek will also be required, under certain circumstances, to offer us the opportunity to purchase additional logistics assets that Delek may acquire or construct after this offering. The omnibus agreement will also address our payment of a $2.7 million annual fee to Delek, indexed for inflation, for Delek’s provision of centralized corporate services, including executive management services of Delek employees who devote less than 50% of their time to our business, financial and administrative services, information technology services, legal services and health, safety and environmental services. In addition, the omnibus agreement provides for Delek’s reimbursement of us for certain operating expenses and certain maintenance capital expenditures and Delek’s indemnification of us for certain matters, including environmental, title and tax matters. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement” and “Risk Factors—Risks Inherent in an Investment in Us—Our general partner and its affiliates, including Delek, have conflicts of interest with us and limited fiduciary duties to us and our unitholders, and they may favor their own interests to the detriment of us and our other common unitholders.”

Operation and Management Services Agreement. Our general partner will operate our business on our behalf and will be entitled under our partnership agreement to be reimbursed for the cost of providing those services. Upon the closing of this offering, our general partner will enter into an operational and management services agreement with Delek, pursuant to which our general partner will use employees of Delek to provide operational and management services with respect to our pipelines, storage and terminalling facilities and related assets, including operating and maintaining flow and pressure control, maintaining and repairing our pipelines, storage and terminalling facilities and related assets, conducting routine operational activities, and managing transportation and logistics, contract administration, crude oil and refined product measurement, database mapping, rights-of-way, materials, engineering support and such other services as our general partner and Delek may mutually agree upon from time to time. We and/or our general partner will reimburse Delek for such services under the operation and management services agreement.

Contribution Agreement. Upon the closing of this offering, we will enter into a contribution, conveyance and assignment agreement, which we refer to as our contribution agreement, with Delek and our general partner under which Delek will contribute all of our initial assets to us.

Paline Pipeline System Capacity Reservation

A major integrated oil company has contracted with us for 100% of the southbound capacity of the Paline Pipeline System for a monthly fee of $450,000, which will increase to $529,250 per month in 2013 and thereafter be subject to annual escalation during any renewal periods. The monthly fees payable to us under our agreement with this customer increase proportionately to the extent throughput volumes are above 30,000 bpd. The agreement extends through December 31, 2014 and will renew automatically each year unless terminated by either party at least six months prior to the year end.

Our Relationship with Delek

One of our principal strengths is our relationship with Delek (NYSE: DK). Delek has a significant interest in our partnership through its ownership of a 65.3% limited partner interest and a 2.0% general partner interest in us and all of our incentive distribution rights. For the year ended December 31, 2011, Delek reported net sales, operating income and net income attributable to Delek of $7.2 billion, $286 million and $158 million, respectively. For the six months ended June 30, 2012, Delek reported net sales, operating income and net income attributable to Delek of $4.3 billion, $202 million and $114 million, respectively. As of June 30, 2012, Delek reported total assets of $2.2 billion and total debt of $423 million. As of September 18, 2012, 56.7% of Delek’s common stock was indirectly owned by Delek Group (TASE: DLEKG), an Israel-based holding company engaged in, among other things, oil and natural gas exploration, production, refining and marketing. For the year ended December 31, 2011, Delek Group reported revenues, operating income and net income of $15.1 billion, $412 million and $833 million, respectively. For the six months ended June 30, 2012, Delek Group reported revenues, operating income and net income of $8.9 billion, $329 million and $100 million, respectively. As of June 30, 2012, Delek Group reported total assets of $29.2 billion and total debt of $7.4 billion. Delek Group information is reported in accordance with IFRS, as issued by the International Accounting Standards Board and has been converted to U.S. dollars from New Israeli shekels based on a foreign exchange rate of U.S. dollar 1.00 to New Israeli shekels 3.91 on June 30, 2012. We caution you that our results of operations and profitability may not be comparable to those of Delek and Delek Group.

In addition to its ownership and operation of the Tyler and El Dorado refineries, Delek owns and operates one of the largest company-operated convenience store chains in the southeastern United States. As of June 30, 2012, Delek sold gasoline, diesel and other refined products and convenience store merchandise through a network of approximately 374 company-operated retail fuel and convenience stores and a network of 67 dealer sites located in Alabama, Arkansas, Georgia, Kentucky, Mississippi, Tennessee and Virginia.

In addition to the benefits we expect to receive as a result of our long-term, fee-based commercial agreements with Delek, we also anticipate that our relationship with Delek will provide us with growth opportunities. Under the omnibus agreement, Delek has granted a right of first offer on certain logistics assets that it will retain following this offering and is required, under certain circumstances, to offer us the opportunity to purchase additional logistics assets that Delek may acquire or construct after this offering. Since 2005, Delek has made nine acquisitions valued at an aggregate of approximately $580 million, including the acquisitions listed in the table below through which it acquired assets or interests that will be contributed to us in connection with the closing of this offering. Delek and Delek Group have strong relationships with several leading international financial firms and a core competency in raising capital to fund growth opportunities.

Date	Company or Assets Acquired by Delek	Assets Contributed to Us
April 2005	Tyler, Texas refinery, terminal and related assets	• McMurrey Pipeline System and storage facilities

August 2006	Refined petroleum products terminals and related assets	• Abilene and San Angelo, Texas terminals and storage tanks and associated refined products pipelines • Rights under supply contracts with Noble Petro and Magellan

August 2007 to October 2011	Lion Oil	• Lion Pipeline System • SALA Gathering System • Memphis and Nashville, Tennessee terminals

December 2011	Paline Pipeline Company, LLC	• 185-mile pipeline system

January 2012	Nettleton pipeline	• 36-mile pipeline system

February 2012	Big Sandy terminal	• Light petroleum products terminal and an associated 19-mile pipeline system

Industry Overview

Pipeline logistics companies play a key role in transporting and storing crude oil and refined products. Refined products wholesalers and terminal operators facilitate the movement of refined products to wholesalers and consumers around the country. A substantial majority of the petroleum product refining that occurs in the United States is concentrated in the Gulf Coast region, which necessitates the transportation of crude oil to the region and refined products from the region to other areas, such as the East Coast, Midwest and West Coast regions of the country. Additionally, imported refined products must be moved from ports of entry to end use locations.

Crude Oil Transportation, Storage and Gathering

Crude oil pipelines and storage facilities supply refineries with crude oil from various sources, and pipelines generally provide the lowest cost option for transporting crude oil. Common carrier pipelines have published tariffs that are regulated by FERC or state authorities. Pipelines may also be proprietary or leased entirely to a single customer.

Crude oil gathering assets provide the link between crude oil produced at the well site and crude oil terminals, storage facilities, long-haul crude oil pipelines and refineries. Crude oil gathering assets generally consist of a network of smaller diameter pipelines that are connected directly to the well site or central receipt points delivering into larger diameter trunk lines. Competition in the crude oil gathering industry is typically regional and based on proximity to crude oil producers, as well as access to viable delivery points. Overall demand for gathering services in a particular area is generally driven by crude oil production in the area and access to alternate delivery and transportation infrastructure.

Wholesale Marketing and Terminalling

In the wholesale marketing business, a wholesale customer expresses a desire to purchase, or nominates, refined product volumes to its supplier. These nominations are generally made one month or less in advance. The price the wholesale customer pays to its supplier may be based on average market prices over a specified period of time or spot market prices at the time the wholesale customer takes title to the products. If the wholesale customer immediately resells the products to its customers, its direct exposure to commodity prices is minimal. Where the refined products are not immediately resold by the wholesale customer, the wholesale customer may use forward sale agreements to hedge its exposure to fluctuations in commodity prices.

Terminals are generally used for distribution, storage, inventory management, and blending to achieve specified grades of gasoline, injection of additives, blending of biofuels including ethanol and biodiesel, and other ancillary services. At the terminals, the various refined petroleum products are segregated and stored in tanks. Typically, refined product terminals are equipped with automated truck loading facilities commonly referred to as “truck racks” that operate 24 hours a day. Truck racks provide for control of security, allocations, credit and carrier certification by remote data input. Trucks pick up refined products at the truck racks and transport them to commercial, industrial and retail end-users. Additionally, some terminals use rail cars or barges to deliver refined products from and receive refined products into the terminal. During the loading process, additives may be introduced into refined products by computer-controlled injection systems that enable the refined products being loaded to conform to governmental regulations and individual customer requirements.

Our Asset Portfolio

Pipelines and Transportation Segment

Our Pipelines and Transportation segment assets primarily generate revenue by providing crude oil gathering, transportation and storage services to Delek’s refining operations pursuant to long-term commercial agreements with Delek.

Lion Pipeline System. Our Lion Pipeline System consists of the Magnolia pipeline, the Magnolia Station west of the El Dorado refinery, the El Dorado Pipeline System, which includes a 28-mile crude oil pipeline from Magnolia Station to Sandhill Station adjacent to the El Dorado refinery, two refined product pipelines that transport gasoline and diesel from the El Dorado refinery to the Enterprise TE Products Pipeline and a crude oil pipeline connecting a rail offloading point near the El Dorado refinery Sandhill Station. Delek acquired the Lion Pipeline System in connection with its acquisition of Lion Oil. In addition, we are currently constructing an addition to our Lion Pipeline System to transport crude oil from a rail delivery adjacent to the El Dorado refinery to that refinery. Delek has agreed to reimburse us for the cost of constructing this pipeline. See “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Reimbursement of Maintenance and Other Capital Expenditures.”

The Magnolia pipeline is a 77-mile crude oil pipeline running from a connection with ExxonMobil’s North Line pipeline near Shreveport, Louisiana to our Magnolia Station. In addition, a new third-party pipeline is expected to link a third-party pipeline to the Magnolia pipeline near Haynesville, Louisiana to allow for the receipt of crude oil transported from Longview, Texas beginning in the first half of 2013. The El Dorado Pipeline System transports crude oil from our Magnolia Station to Sandhill Station and includes the Magnolia Station with approximately 135,000 barrels of active shell capacity. We also have 35,000 barrels of shell capacity that is currently not in service and would require additional costs to return to service.

Magnolia Pipeline System

El Dorado Pipeline System

Our Magnolia pipeline was originally constructed in 1919. Lion Oil purchased the Magnolia pipeline in 2002 and refurbished the Finney to Haynesville, Louisiana segment that year to increase its flow. As a result of pipeline replacements in 2006 and 2007, Lion Oil increased the capacity of the pipeline from approximately 30,000 bpd to 68,500 bpd.

The 28-mile crude oil pipeline of our El Dorado Pipeline System was originally constructed by Lion Oil in the 1930s. The El Dorado Pipeline System has been upgraded several times since its initial construction. These upgrades include the construction of a 12-inch diesel line from the El Dorado refinery to the Enterprise system in 2008 and the construction of a 10-inch gasoline line from the El Dorado refinery to the Enterprise system in 2001.

In addition, we have an approximately one-mile, 8-inch crude oil pipeline connecting a rail offloading point near the El Dorado refinery to Sandhill Station.

The following table details certain operating data for our Lion Pipeline System. We own 100% of each of these pipelines.

	Average Daily Throughput (bpd)
	Year Ended December 31,	Six Months Ended June 30,
	2011	2011	2012
Crude Oil Pipelines (Non-Gathered)(1)	57,180	52,941	48,251
Refined Products Pipelines to Enterprise System	46,203	44,444	45,320

(1)	Excludes crude oil gathered on our SALA Gathering System and transferred on our Lion Pipeline System.

SALA Gathering System. Acquired by Delek in connection with its acquisition of Lion Oil, the SALA Gathering System includes approximately 600 miles of two- to eight-inch crude oil gathering and transportation lines in southern Arkansas and northern Louisiana located primarily within a 60-mile radius of the El Dorado refinery. The SALA Gathering System primarily gathers crude oil production from multiple fields in southern Arkansas and northern Louisiana, including the El Dorado, Lisbon and Smackover fields, for delivery to the El Dorado refinery both directly and through the El Dorado Pipeline System. According to the U.S. Energy Information Administration, or EIA, crude oil production in Arkansas totaled approximately 5.9 million barrels, 5.7 million barrels, and 5.9 million barrels for 2011, 2010 and 2009, respectively. We gather the majority of this production. For the year ended December 31, 2011 and the six months ended June 30, 2012, the El Dorado refinery sourced approximately 22.4% and 28.5%, respectively, of its crude oil supply from the SALA Gathering System.

SALA Gathering System

The SALA Gathering System primarily gathers and transports crude oil that Delek purchases from various crude oil producers at individual crude oil leases. In addition, the gathering system transports small volumes of crude oil that Delek receives from other sources and condensate that Delek purchases from a third party in east Texas. The table below sets forth historical throughput information for the SALA Gathering System.

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
Throughput (average bpd):
Purchases from crude oil producers	15,161	14,921	15,477	15,230	17,483
Other crude	652	404	719	442	1,667
East Texas condensate	—	—	484	470	319
Refinery slop and transmix	—	575	678	690	768

Total	15,813	15,900	17,358	16,832	20,237

The SALA Gathering System includes over 40 crude oil storage tanks and breakout tanks with a total combined active shell capacity of approximately 0.8 million barrels, 14 truck receipt locations, approximately 500 pipeline gathering and receiving stations and 17 relay stations to deliver crude oil to the El Dorado refinery. We also have 0.5 million barrels of combined shell capacity that is currently not in service.

In addition, we own 37 miles of eight-inch crude oil lines and three storage tanks with 122,000 barrels of shell capacity that we allow Martin Operating Partnership LP, or MOP, to utilize to supply its 6,000 bpd Smackover, Arkansas refinery pursuant to a ten-year agreement, and for which MOP pays us a throughput fee of $0.50 per barrel. Throughput revenues from MOP were $0.2 million for both the year ended December 31, 2011 and the six months ended June 30, 2012.

Paline Pipeline System. Delek acquired the Paline Pipeline System, a 185-mile, 10-inch crude oil pipeline running from Longview, Texas to the Chevron-operated Beaumont terminal in Nederland, Texas and an approximately seven-mile idle pipeline from Port Neches to Port Arthur, Texas. Prior to this acquisition, the Nederland to Longview, Texas portion of the Paline Pipeline System was operating at low throughput levels because Gulf Coast crude oil prices were generally higher than inland crude oil prices, resulting in low demand for northbound transportation. By October 2012, we expect to complete the reversal of the flow of the Paline Pipeline System and the addition of a new three-mile pipeline segment between Longview and Kilgore, Texas. We have agreed to use 100% of the southbound capacity of the Paline Pipeline System to provide pipeline transportation services to a major integrated oil company through December 31, 2014, with automatic one year extensions unless terminated by either party upon notice to the other six months prior to year end. Monthly payments under the agreement are $450,000 and will increase to $529,250 for 2013 and thereafter be subject to annual escalation during any renewal periods. The monthly fees payable to us under our agreement with this customer increase proportionately to the extent throughput volumes are above 30,000 bpd. We expect that this customer will use the Paline Pipeline System to ship crude oil and condensate from terminals in Longview, Texas to the Chevron-operated Beaumont terminal in Nederland, Texas. We also expect to transport a small volume of third-party shipments on the Kilgore to Longview, Texas pipeline segment.

Paline Pipeline System

East Texas Crude Logistics System. Our East Texas Crude Logistics System includes two owned and operated crude oil pipeline systems serving the Tyler refinery: the Nettleton pipeline, a 36-mile pipeline acquired in January 2012 from a subsidiary of Plains All American Pipeline, L.P., or Plains, which transports crude oil from Nettleton Station to the Tyler refinery; and the McMurrey Pipeline System, a 65-mile pipeline system acquired in 2005 from La Gloria, which transports crude oil from inputs between our La Gloria Station and the Tyler refinery.

East Texas Crude Logistics System and Big Sandy Terminal

Our East Texas Crude Logistics System is currently the only pipeline system capable of supplying crude oil transportation and storage for the Tyler refinery and delivers substantially all of the refinery’s crude oil needs. Delek is the owner and shipper of all of the crude oil handled on these assets. The table below sets forth historical average daily throughput for the East Texas Crude Logistics System.

	Average Daily Throughput (bpd)
	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
East Texas Crude Logistics System	46,153	49,388	55,341	54,261	51,895
% of Tyler Refinery Throughput	93.6%	98.8%	98.8%	91.6%	92.5%

Our East Texas Crude Logistics System also includes the following owned or leased crude oil storage terminals at which we store crude oil owned by Delek for the Tyler refinery. These terminals were acquired in 2005 in connection with Delek’s acquisition of the McMurrey pipeline system. Delek pays us a fixed storage fee of $250,000 per month for the exclusive use of these facilities.

Terminal	Number of Tanks	Active Aggregate Shell Storage Capacity (bbls)
La Gloria Station	2	450,000
Nettleton Station (1)	5	165,000
Bradford Station (1)	2	55,000
Arp Station	2	110,000

Total	11	780,000	(2)

(1)	Located on property that we lease from a third party as described in more detail below under “—Facilities.”

(2)	In addition, we have 120,000 barrels of shell capacity that is currently not in service and would require additional costs to return to service.

Anticipated Impact of New Third-Party Pipeline Systems on Our Operations. Our East Texas Crude Logistics System is currently the only pipeline system supplying crude oil to the Tyler refinery. Beginning in the first half of 2013, however, we expect a reconfigured pipeline system that is owned and operated by third parties to also begin supplying crude oil to the Tyler refinery from west Texas. Delek has a 10-year agreement with third parties to transport a substantial majority of the Tyler refinery’s crude oil requirements on this reconfigured system. Consequently, upon commencement of this third party agreement, crude oil volumes transported on our East Texas Crude Logistics System are expected to significantly decrease, and actual throughput on our East Texas Logistics System is expected to be below the minimum volume commitment under our agreement with Delek. However, Delek will be obligated under the agreement to pay a fee for minimum throughput on the pipelines through 2017 whether or not such volumes are actually throughput as well as a fixed storage fee of $250,000 per month, subject to certain exceptions such as force majeure events. We believe that Delek will continue to support our East Texas Crude Logistics System after the 2017 expiration of our agreement with Delek. As the crude oil pricing markets continue to evolve, we believe that the East Texas Crude Logistics System will remain valuable to the Tyler refinery because it preserves access to a variety of feedstocks and provides supply security in the event other sources are disrupted or become cost-disadvantaged. We expect that beginning in the first half of 2013, the revenues derived pursuant to this agreement will decrease from $11.5 million annually based on pro forma revenues for the year ended December 31, 2011 to $8.1 million annually during the term of our agreement with Delek, which constitutes the minimum throughput fees and the storage fees payable to us under the agreement, until throughput levels increase above the minimum volume commitment, if at all. We expect that this decrease in revenues will be partially offset by a decrease in our operating expenses. Please read “Risk Factors—Risks Related to Our Business—We anticipate that, beginning in the first half of 2013, our East Texas Crude Logistics System will operate at levels significantly below Delek’s minimum volume commitment under its agreement with us for the foreseeable future.”

Currently, crude oil is not being supplied to our Magnolia pipeline because the Exxon North Line pipeline is out of service. The temporary suspension of crude oil shipments on the Exxon North Line pipeline that began in April 2012 continues to cause volumes on our Lion Pipeline System to be below historical volumes. Delek is currently negotiating alternative arrangements to supply crude oil to our Magnolia pipeline. We expect to begin supplying the El Dorado refinery with crude oil transported on a third-party pipeline from Longview, Texas through a new connection to the Magnolia pipeline, beginning in the first half of 2013.

Wholesale Marketing and Terminalling Segment

We use our wholesale marketing and terminalling assets to generate revenue by providing marketing and terminalling services to Delek’s refining operations and to independent third parties.

East Texas. Pursuant to a 10-year agreement with Delek to be entered into in connection with the closing of this offering, we have agreed to market 100% of the refined products output of the Tyler refinery, other than jet fuel and petroleum coke. This agreement will replace the current agreement between Delek and us under which we market all of the refined products output of the Tyler refinery. Our services will consist of identifying potential customers, negotiating and recommending for Delek’s approval purchase orders and supply contracts, monitoring anticipated sales volumes and inventories and serving as a contact point for sales and marketing issues. We typically do not take title to the products that we market to third parties for Delek; however, we may purchase nominal volumes of refined products from Delek from time to time for resale to our own customers.

As the only full range product supplier within 100 miles of the Tyler refinery, we believe the refinery’s location gives it a natural advantage over more distant competitors. The Tyler refinery’s customers include major oil companies, independent refiners and wholesale customers, jobbers, distributors, utility and transportation companies, the U.S. government and independent retail fuel operators. The vast majority of the transportation fuels and other products are sold directly through the Tyler refinery’s truck loading facilities, which are owned and operated by Delek.

Under the marketing agreement, Delek has agreed to provide us with a minimum volume commitment of 50,000 bpd and to pay us a fee of $0.5964 per barrel of products it sells. In addition, Delek has agreed to pay us an incentive fee of 50% of the margin, if any, above an agreed base level generated on the sale, provided that the incentive fee will not be less than $175,000 nor greater than $500,000 per quarter. On average, the total fee amounted to approximately $0.65 per barrel for the year ended December 31, 2011, reflecting the base fee under the prior agreement of $0.5365 per barrel and the incentive fee. The following table sets forth the historical production of the Tyler refinery and the fees earned under the existing marketing agreement.

	Year Ended December 31,			Six Months Ended June 30,
	2009 (1)	2010	2011	2011	2012
Sales volumes (average bpd):
Gasoline and gasoline blendstocks	25,465	26,851	29,110	28,620	27,385
Diesel/jet (2)	14,716	15,479	17,926	17,969	15,582
Petrochemicals, LPG, NGLs	2,015	1,613	1,814	1,694	1,849
Other (2)	3,304	1,450	2,718	2,478	3,453

Total sales volumes	45,500	45,393	51,568	50,761	48,269

Annual total products sold (thousands of barrels) (2)	10,374	16,568	18,822	9,188	8,785
Total fees (in thousands) (2)	$11,009	$10,597	$12,161	$5,385	$6,365
Fees per barrel (1)(2)	$1.06	$0.64	$0.65	$0.59	$0.72

(1)	During the period for which the Tyler refinery was not in operation, Delek continued to pay us amounts consistent with historical averages despite the absence of operations at portions of our business. Accordingly, while total fees for the period reflects actual amounts received during such period, operating information on a per day basis is calculated by dividing full year volumes (including minimal sales volumes of intermediate products prior to the restart of the refinery) by 228 (the number of days in 2009 for which the Tyler refinery was operational). Fees per barrel for the year ended December 31, 2009 as calculated on a 365 day basis would have been $0.66.

(2)	Prior to the completion of this offering, we also marketed jet fuel and petroleum coke, which resulted in approximately $0.6 million, $0.9 million, $1.0 million, $0.5 million and $0.5 million of the fees we earned under the marketing agreement for the years ended December 31, 2009, 2010 and 2011 and the six months ended June 30, 2011 and 2012, respectively. Following the completion of this offering, we will no longer market jet fuel and petroleum coke; however, the base throughput fee under the marketing agreement will increase from $0.5334 per bbl to $0.5964 per bbl. These amounts are presented excluding all volumes and fees associated with jet fuel and petroleum coke.

West Texas and Tennessee. In our west Texas marketing operations, we generate revenue by purchasing refined products from independent third-party suppliers for resale at our San Angelo and Abilene, Texas terminals and at third-party terminals located in Aledo, Odessa, Big Spring and Frost, Texas. Substantially all of our product sales in west Texas are on a wholesale basis. We also own approximately 114 miles of product pipelines that connect our San Angelo and Abilene terminals to the Magellan Orion Pipeline.

Abilene Area Terminals and Product Pipelines

Substantially all of our petroleum products for sale in west Texas are purchased from two suppliers. Under a contract with Noble Petro, we have the right to purchase up to 20,350 bpd of petroleum products for our Abilene terminal for sales and exchange at our Abilene and San Angelo terminals. Under this agreement, we purchase refined products based on monthly average prices from Noble Petro immediately prior to our resale of these products to our customers at our San Angelo and Abilene terminals. Under this arrangement, we have limited direct exposure to risks associated with fluctuating prices for these refined products. Our agreement with Noble Petro expires in December 2017 and has no renewal options. Under our agreement with Noble Petro, we are required to maintain letters of credit to support Noble Petro’s working capital under this agreement.

Additionally, we have the right to purchase up to an additional 7,000 bpd of refined products pursuant to a contract with Magellan at its east Houston terminal for resale at third-party terminals along the Magellan Orion Pipeline at Aledo, Odessa, Big Spring and Frost, Texas. We do not own, lease or operate any of the assets used to transport or store these products. Our agreement with Magellan expires in December 2015 and has no renewal options. To hedge our exposure to fluctuations in commodity prices for the period between our purchase of products from Magellan and subsequent sales to our customers, from time to time we enter into Gulf Coast product swap arrangements with respect to the products we purchase.

The following table details the average aggregate daily number of barrels and total barrels of refined products that we sold in our west Texas wholesale operations for the periods indicated.

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
Throughput (average bpd)(1):
Owned terminals	8,294	8,318	8,574	8,479	8,472
Third-party terminals	5,083	6,035	6,919	6,765	7,555

Total (average bpd)	13,377	14,353	15,493	15,244	16,027

Total (MBbls)(1)	4.88	5.24	5.65	2.76	2.92

Gross margin (in thousands)(1)	$7,241	$7,639	$8,488	$5,450	$5,432
Gross margin per barrel(1)	$1.48	$1.46	$1.50	$1.98	$1.86

(1)	Excludes bulk ethanol and biodiesel.

In addition, we provide terminalling services for products to independent third parties and Delek’s retail segment through a light products terminal in Nashville, Tennessee and to Delek for products through our light products terminal in Memphis, Tennessee. Delek will use our Memphis terminal pursuant to a five-year throughput agreement that we will enter into with Delek in connection with this offering. We also plan to provide terminalling services to Delek at our light products terminal in Big Sandy, Texas. Under a five-year agreement that we will enter into with Delek in connection with this offering, Delek will have exclusive use of our light products terminal in Big Sandy, Texas, which we acquired in February 2012. Each of these agreements has a minimum throughput commitment, and Delek also will pay us a storage fee of $50,000 per month for our Big Sandy terminal. Our Big Sandy terminal is expected to be operational by the end of 2012. See “—Our Asset Portfolio—Wholesale Marketing and Transportation Segment—Big Sandy Terminal.”

Delek acquired our west Texas marketing assets from Pride Companies, L.P. and its affiliates, or Pride, in August 2006. Our west Texas marketing assets include our Abilene and San Angelo terminals and product pipelines totaling approximately 114 miles that connect our San Angelo and Abilene terminals to each other and to the Magellan Orion Pipeline. Delek acquired our Memphis and Nashville terminals in connection with its acquisition of Lion Oil.

The following table provides the location of our refined product terminals and their storage capacities, supply source, number of truck loading lanes, average truck loading volume and maximum daily available truck loading capacity for the year ended December 31, 2011 and the six months ended June 30, 2012.

Terminal Location	Number of Tanks	Active Aggregate Shell Capacity (bbls)		Supply Source	Number of Truck Loading Lanes	Maximum Daily Available Truck Loading Capacity (bpd)	Average Daily Truck Loading Volume for 2011 (bpd)		Average Daily Truck Loading Volume for Six Months Ended June 30, 2012 (bpd)
Abilene, TX (3)	7	325,007		Noble Petro	2	17,700	6,141		5,433
San Angelo, TX	5	92,641		Noble Petro	2	8,400	3,919		4,815
Big Sandy, TX	13	165,816		Tyler Refinery	3	9,100	N/A	(1)	N/A	(1)
Memphis, TN	12	114,492		Enterprise System	3	13,371	10,773		11,558
Nashville, TN	10	132,423		Pilot/MAPCO/Valero	2	8,914	7,444		5,248

Total	47	830,379	(2)		12

(1)	The Big Sandy terminal was idle during the period.

(2)	In addition, we have 107,600 barrels of shell capacity that is currently not in service and would require additional costs to return to service.

(3)	Excludes 363,200 barrels of shell capacity that is out of service, off-site storage capacity and 118,230 barrels of shell capacity related to the JP-8 delivery system.

Abilene Terminal. Delek acquired the Abilene terminal from Pride in 2006. The Abilene terminal has six operating tanks. Refined products for the Abilene terminal are supplied under our agreement with Noble Petro. Refined products are loaded on two loading lanes, each having three loading arms. The loading racks are fully automated. Our Abilene terminal handles unbranded products and competes with a nearby terminal that handles exclusively branded products supplied by Alon USA’s Big Spring refinery.

San Angelo Terminal. Delek acquired the San Angelo terminal from Pride in 2006. The San Angelo terminal has five tanks. Products for the San Angelo terminal are supplied under our agreement with Noble Petro. Products are loaded on two loading lanes, each having three loading arms. The loading racks are fully automated. The San Angelo terminal is the only refined products terminal within a 90-mile radius.

Memphis Terminal. Our Memphis light products terminal was acquired by Delek in connection with its acquisition of Lion Oil. Through the Enterprise Pipeline system, the El Dorado refinery is able to directly supply our Memphis terminal. Under a five-year terminalling agreement to be entered into in connection with this offering, Delek will terminal a minimum of 10,000 bpd of refined products at the Memphis terminal. Refined products are loaded on three fully automated loading lanes loading arms. The Memphis terminal has 12 tanks (eight for gasoline and diesel and four for additives, ethanol, transmix and water). The Memphis terminal competes with other terminals in the greater-Memphis area.

Nashville Terminal. Our Nashville light products terminal was acquired by Delek in connection with its acquisition of Lion Oil. Delek also has the ability to indirectly supply this terminal through product exchange agreements. Although we do not have a terminalling agreement with Delek for the Nashville terminal, we believe that the Nashville terminal could benefit from Delek’s large network of convenience stores in the greater Nashville area. Refined products are loaded on two loading lanes. The loading racks are fully automated. The Nashville terminal has 10 tanks (seven for gasoline and diesel and three for additives, ethanol and water). The Nashville terminal competes with other terminals in the greater Nashville area, including terminals supplied by the Colonial pipeline.

Big Sandy Terminal. Our Big Sandy terminal includes an eight-inch diameter Hopewell-Big Sandy Pipeline originating at Hopewell Junction, Texas and terminating at the Big Sandy Station in Big Sandy, Texas. Delek acquired these assets from subsidiaries of Sunoco Logistics in February 2012. The terminal had previously been supplied by the Tyler refinery but has been idle since November 2008. Our Big Sandy terminal is currently not operational because a pipeline owned by a third party which is necessary for the use of the terminal is out of service. We expect the Big Sandy terminal to begin operations by the end of 2012. Sunoco Logistics acquired these assets from a subsidiary of Chevron in 2010 and significantly renovated the terminal. Under a five-year agreement to be entered into in connection with this offering, Delek will pay us to terminal at the Big Sandy terminal a minimum of 5,000 bpd of refined products from the Tyler refinery and will pay us a storage fee of $50,000 per month. Refined products are loaded on three loading lanes, with a total of 13 bottom-loading arms. The Big Sandy terminal has 13 tanks (four for gasoline and diesel and nine for additives and ethanol). The Big Sandy terminal will compete with Delek’s terminal at the Tyler refinery and third-party terminals in Waskom and Mt. Pleasant, Texas.

Delek’s Refining Operations

Delek owns and operates two independent refineries located in Tyler, Texas and El Dorado, Arkansas, currently representing a combined 140,000 bpd of crude oil throughput capacity. Delek produces a variety of petroleum-based products used in transportation and industrial markets which are sold to a wide range of customers located principally in inland, domestic markets. While both of Delek’s refineries are located in the U.S. Gulf Coast region, neither is on the coast and both source crude oil from both inland and Gulf Coast sources.

There are only two operating refineries in Arkansas, including MOP’s Smackover refinery and the El Dorado refinery. The El Dorado refinery has approximately 80,000 bpd of crude oil distillation capacity. The EIA reported that at January 1, 2011, 26 refineries, representing approximately 5.0 million bpd of crude oil distillation capacity, were operating in Texas, concentrated primarily along the Gulf Coast. The Tyler refinery is an inland niche refinery and the only major distributor of a full range of refined petroleum products within a radius of approximately 100 miles of its location.

Delek’s refineries sell products on a wholesale basis to inter-company and third-party customers. The Tyler refinery sells its refined products through its terminal located at the refinery. The El Dorado refinery transports most of its light products via our El Dorado pipeline to the Enterprise pipeline system, where it is transported to customers in Arkansas, Tennessee and the Ohio River Valley.

The refining industry is highly competitive and includes fully integrated national and multinational oil companies engaged in many segments of the petroleum business, including exploration, production, transportation, refining, marketing and retail fuel and convenience stores. Delek’s principal competitors are petroleum refiners in the Mid-Continent and Gulf Coast regions, in addition to wholesale distributors operating in these markets. The principal competitive factors affecting Delek’s refinery operations are crude oil and other feedstock costs, the differential in price between various grades of crude oil, refinery product margins, refinery efficiency, refinery product mix, and distribution and transportation costs.

Tyler Refinery

Originally constructed in 1928, the Tyler refinery is a high conversion, moderate complexity, independent refinery with a design crude oil distillation capacity of 60,000 bpd, and an associated light products loading facility, located in Tyler, Texas. Delek acquired the Tyler refinery in 2005, and has invested $471.6 million in capital expenditures for the refinery from 2005 to 2011, including $167.8 million of discretionary capital expenditures and $101.6 million of maintenance capital expenditures. The Tyler refinery’s principal competitors are regional product terminals supplied via pipeline from the Gulf Coast. We believe the Tyler refinery’s location gives it an advantage over more remote suppliers as it is the only full range product supplier within 100 miles.

The Tyler refinery includes a crude oil processing unit with a 60,000 bpd atmospheric distillation unit and a 21,000 bpd vacuum distillation tower. The refinery’s fluid catalytic cracking unit and delayed coker enable the refinery to produce a significant percentage of higher-value light products, including a full range of gasoline, diesel, jet fuels, liquefied petroleum gas (LPG) and natural gas liquids (NGLs). For 2011, total light products accounted for approximately 96% of total production, including approximately 54% gasoline and 38% diesel and jet fuels. For the six months ended June 30, 2012, total light products accounted for approximately 97.0% of total production, respectively, including approximately 55.0% gasoline and 37.5% diesel and jet fuels. This configuration and associated yield positions the Tyler refinery to remain profitable in lower-margin environments. The Tyler refinery has a complexity rating of 9.4.

The table below sets forth information concerning throughput at the Tyler refinery for the periods indicated.

	Year Ended December 31,						Six Months Ended June 30,
	2009		2010		2011		2011		2012
	Bpd(1)%		Bpd	%	Bpd	%	Bpd	%	Bpd	%
Refinery throughput (average bpd)
Crude oil:
Sweet	46,099	85.6%	48,300	89.0%	54,291	89.7%	52,081	87.9%	52,797	94.1%
Sour	3,205	6.0%	1,700	3.1%	1,737	2.9%	2,741	4.6%	—	—

Total crude oil	49,304	91.6%	50,000	92.1%	56,028	92.6%	54,822	92.5%	52,797	94.1%
Other stocks (2)	4,498	8.4%	4,286	7.9%	4,492	7.4%	4,430	7.5%	3,330	5.9%

Total refinery throughput	53,802	100.0%	54,286	100.0%	60,520	100.0%	59,252	100%	56,127	100.0%

(1)	The Tyler refinery did not operate during the period from November 21, 2008 through May 17, 2009 due to an explosion and fire on November 20, 2008. The Tyler refinery resumed full operations on May 18, 2009. Operating information on a per day basis is calculated by dividing full year volumes (including minimal sales volumes of intermediate products prior to the restart of the refinery) by 228 (the number of days in 2009 for which the Tyler refinery was operational).

(2)	Includes other feedstocks and blendstocks, such as denatured ethanol and biodiesel.

El Dorado Refinery

The El Dorado refinery was constructed in 1925 to process local crude oil. As the capacity of the El Dorado refinery has increased, the refinery has been reconfigured to process crude oils sourced from west Texas and the Gulf of Mexico. For the year ended December 31, 2011 and the six months ended June 30, 2012, approximately 62.7% and 29.8%, respectively, of the crude oil received at the El Dorado refinery was sourced from Gulf Coast or foreign suppliers and the balance was sourced from inland and local sources, including 22.4% and 28.5%, respectively, gathered through our SALA Gathering System. Our gathering system and trucking activities provide local producers with the lower cost alternative to transporting their crude oil to more distant regional refineries or markets. As a result, Delek is able to purchase the local crude oil at a discount to other crude oil, such as Gulf Coast crude oil.

The El Dorado refinery has a crude oil throughput capacity of 80,000 bpd and is the largest refinery in Arkansas. Delek acquired the El Dorado refinery in connection with its acquisition of Lion Oil. The El Dorado refinery includes a crude oil processing unit with 100,000 bpd of capacity, a 55,000 bpd vacuum unit, a fluid catalytic cracking unit, a reformer, a distillate hydrotreater, a gas oil hydrotreater, an isomerization unit, an alkylation unit and a hydrogen plant. Almost all of the process units have either been recently constructed or revamped. The El Dorado refinery produces a wide range of refined products, from multiple grades of gasoline and ultra-low sulfur diesel fuels, LPGs, refinery-grade propylene and a variety of asphalt products, including paving grade asphalt and roofing flux. For the year ended December 31, 2011 and the six months ended June 30, 2012, gasoline and diesel fuels accounted for approximately 75.7% and 82.3%, respectively, of the El Dorado refinery’s production, while 24.3% and 17.7%, respectively, of the product slate included various grades of asphalt, black oils and other residual products. The El Dorado refinery has a complexity rating of 9.0. The El Dorado refinery’s principal competitors are regional product terminals supplied via pipeline from the Gulf Coast.

The table below sets forth information concerning the throughput at the El Dorado refinery for the periods indicated.

	Year Ended December 31,				Six Months Ended June 30,
	2010		2011		2011		2012
	Bpd	%	Bpd	%	Bpd	%	Bpd	%
Refinery throughput (average bpd):
Crude oil:
Sweet	22,229	28.4%	11,469	14.4%	14,683	19.5%	29.868	40.1%
Sour	50,179	64.2%	62,522	78.3%	55,234	73.3%	38,015	51.1%

Total crude oil	72,408	92.6%	73,991	92.7%	69,917	92.8%	67,883	91.2%
Other stocks (1)	5,806	7.4%	5,815	7.3%	5,438	7.2%	6,547	8.8%

Total refinery throughput	78,214	100.0%	79,806	100%	75,355	100%	74,430	100.0%

(1)	Includes other feedstocks and blendstocks, such as denatured ethanol and biodiesel.

The El Dorado refinery is a supplier of a portion of Delek’s convenience store network and a wide range of third-party customers in Mid-Continent markets. In the second quarter of 2012, the El Dorado refinery supplied approximately 11.1% of Delek’s fuel purchases for its MAPCO retail fuel and convenience stores. Our El Dorado pipeline connects the refinery to the Enterprise Products pipeline system, making the refinery a key supplier of refined products to wholesale customers via our and third-party terminals situated in close proximity to the Enterprise system.

Safety and Maintenance

We perform preventive and normal maintenance on all of our pipeline systems, storage tanks and terminals and make repairs and replacements when necessary or appropriate. We also conduct routine and required inspections of those assets as required by regulation.

On our pipelines, we use external coatings and impressed current cathodic protection systems to protect against external corrosion. We conduct our cathodic protection work in accordance with National Association of Corrosion Engineers standards. We continually monitor, test, and record the effectiveness of these corrosion inhibiting systems. We also monitor the structural integrity of selected segments of our pipelines through a program of periodic internal assessments using high resolution internal inspection tools, as well as hydrostatic testing, that conforms to federal standards. We accompany these assessments with a review of the data and mitigate or repair anomalies, as required, to ensure the integrity of the pipeline. Following PHMSA standards, we have initiated a risk-based approach to prioritizing the pipeline segments for future integrity assessments to ensure that the highest risk segments receive the highest priority for scheduling internal inspections or pressure tests for integrity.

At our terminals, the tanks designed for gasoline and some distillate storage are equipped with internal or external floating roofs that minimize regulated emissions and prevent potentially flammable vapor accumulation. Our terminal facilities have response plans, spill prevention and control plans, and other programs to respond to emergencies. Our truck loading racks are protected with fire systems, actuated either by sensors or an emergency switch. We continually strive to maintain compliance with applicable air, solid waste, and wastewater regulations.

Insurance

Pipelines, terminals, storage tanks, and similar facilities may experience damage as a result of an accident or natural disaster. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations. We will be insured under the property, liability and business interruption policies of Delek and/or certain of its subsidiaries, subject to the deductibles and limits under those policies, which we believe are reasonable and prudent under the circumstances to cover our operations and assets. However, such insurance does not cover every potential risk associated with our operating pipelines, terminals and other facilities, and we cannot ensure that such insurance will be adequate to protect us from all material expenses related to potential future claims for personal and property damage, or that these levels of insurance will be available in the future at commercially reasonable prices. We will not maintain our own property, liability and business interruption insurance policies. As we continue to grow, we will continue to monitor our policy limits and retentions as they relate to the overall cost and scope of our insurance program.

Pipeline and Terminal Control Operations

Our pipeline systems are monitored and controlled remotely via our regional control centers. Each control center utilizes supervisory control and data acquisition (SCADA) systems to receive, process, and retransmit real-time information, The control centers, which are staffed around the clock, are located in Abilene and Nettleton, Texas, and El Dorado, Arkansas. Modes of communication include radio, telephone, frame relay, and satellite.

Our refined products terminals are automated and generally unmanned outside of normal business hours, during the weekends, and most holidays. Our customers’ truck drivers are provided with security badges to access and use the truck loading racks. In addition, individual trucks are required to be registered in our system to ensure that required regulatory inspections are maintained by either our customers or their common carriers.

Rate and Other Regulation

FERC, CFTC and State Economic Regulation

The rates and terms and conditions of service on certain of our pipelines are subject to regulation by the FERC, under the ICA, or by the state regulatory commissions in the states in which we transport crude oil and refined products, including the Railroad Commission of Texas, the Louisiana Public Service Commission, the Louisiana Office of Conservation and the Arkansas Public Service Commission.

The FERC regulates interstate transportation by pipeline of oil and liquid petroleum products under the ICA, the Energy Policy Act of 1992, or EPAct 1992, and the rules and regulations promulgated under those laws. The ICA and its implementing regulations require that tariff rates and terms and conditions of service for interstate service on oil pipelines, including pipelines that transport crude oil and refined products in interstate commerce (collectively referred to as “petroleum pipelines”), be just and reasonable and not unduly discriminatory or preferential. The ICA also requires that such rates and terms and conditions of service be filed with the FERC and applied uniformly to all shippers. Under the ICA, shippers may challenge new or existing rates or services. The FERC is authorized to suspend the effectiveness of a challenged rate that has not yet become effective for up to seven months, though rates are typically not suspended for the maximum allowable period. If the FERC determines that a protested rate is unjust and unreasonable, the FERC will order refunds of amounts charged in excess of the just and reasonable rate. If the FERC determines that a rate challenged by complaint is unjust and unreasonable, reparations may be due for two years prior to the date of the complaint. The FERC currently permits, but does not require, regulated pipelines to increase their rates by a percentage factor equal to the change in the producer price index for finished goods plus 2.65 percent. Application of this index factor establishes a maximum allowable rate. Interested parties are permitted to protest a proposed index rate increase and the FERC may reject all or part of the proposed increase on the basis of such protests. In the event the index factor decreases in a given year, pipelines may be required to reduce their rates if those rates exceed the new maximum allowable rate. The FERC’s indexing methodology is subject to review every five years; the current methodology will remain in place through June 30, 2016. If application of the indexing methodology does not permit a pipeline to recover its costs, the FERC’s regulations generally permit the pipeline to request a rate increase based on its actual cost of service.

Certain movements on the SALA Gathering System and the Lion Pipeline System are subject to FERC jurisdiction. We intend to file tariffs with the FERC under which we provide interstate service on those pipeline systems and to have such tariffs on file and in effect, subject to FERC acceptance, at the closing of this offering. The FERC has granted the East Texas Crude Logistics System a waiver of many ICA requirements including those pertaining to the filing of tariff rates, terms and charges as well as annual or special reports. The East Texas Crude Logistics System remains subject to the FERC’s jurisdiction under the ICA and remains subject to the requirement to maintain books and records in accordance with the FERC accounting requirements. We intend to comply with that requirement. If the facts upon which the waiver is based change materially (for example, if an unaffiliated shipper seeks access to our pipelines), the FERC typically requires that pipelines inform the FERC, which may result in revocation of the waiver. If the FERC in the future revokes the waiver, we will be required, among other things, to file tariffs for service the East Texas Crude Logistics System. If we file tariffs, we may be required to provide a cost justification for the transportation charges on these systems and provide service to all prospective shippers making reasonable requests for service without undue discrimination and to operate in a manner that does not provide any undue preference to shippers. The rates under such tariffs may be insufficient to allow us to recover fully our cost of providing service on the affected pipelines, which could adversely affect our business, financial condition and results of operations. In addition, regulation by the FERC may subject us to potentially burdensome and expensive operational, reporting and other requirements.

The Federal Trade Commission, the FERC and the CFTC hold statutory authority to monitor certain segments of the physical and futures energy commodities markets. These agencies have imposed broad regulations prohibiting fraud and manipulation of such markets. With regard to our physical sales of crude oil or other energy commodities, and any related hedging activities that we undertake, we are required to observe the market-related regulations enforced by these agencies, which hold substantial enforcement authority. Failure to comply with such regulations, as interpreted and enforced, could have a material adverse effect on our business, results of operations, and financial condition.

While the FERC regulates rates and terms and conditions of service for transportation of crude oil or refined products in interstate commerce by pipeline, state agencies may regulate rates and terms and conditions of service for liquids pipeline transportation in intrastate commerce. There is not a clear boundary between transportation service provided in interstate commerce, which is regulated by the FERC, and transportation service provided in intrastate commerce, which is not regulated by the FERC. Such determinations are highly fact-dependent and are made on a case-by-case basis. We cannot provide assurance that the FERC will not at some point assert that some or all of the transportation service we provide, for which we do not have a tariff on file as of the closing of this offering, is within its jurisdiction. If the FERC were successful with any such assertion, the FERC’s ratemaking methodologies may subject us to potentially burdensome and expensive operational, reporting and other requirements. We own pipeline assets in Texas, Arkansas, and Louisiana. In Texas, a pipeline, with some exceptions, is required to operate as a common carrier by publishing tariffs and providing transportation without discrimination. Arkansas provides that all intrastate oil pipelines are common carriers. In Louisiana, all pipelines conveying petroleum from a point of origin within the state to a destination within the state are declared common carriers. The Louisiana Public Service Commission is empowered with the authority to establish reasonable rates and regulations for the transport of petroleum by a common carrier, mandating public tariffs and providing of transportation without discrimination. State commissions have generally not been aggressive in regulating common carrier pipelines, have generally not investigated the rates or practices of petroleum pipelines in the absence of shipper complaints, and generally resolve shipper complaints informally.

DOT

The PHMSA at the DOT regulates the design, construction, testing, operation, maintenance and emergency response of crude oil, petroleum products and other hazardous liquids pipelines and certain tank facilities. These requirements are complex, subject to change and, in certain cases, can be costly to comply with. We believe our operations are in substantial compliance with these regulations but cannot assure you that future requirements will not require substantial expenditures on our part to remain in compliance. Moreover, certain of these rules are difficult to insure adequately and we cannot assure you that we will have adequate insurance to address damages from any noncompliance.

On December 13, 2011, the United States Congress passed the Pipeline Safety, Regulatory Certainty, and Job Creation Act of 2011, or Pipeline Safety Act. The President signed the Pipeline Safety Act into law on January 3, 2012. Under the Pipeline Safety Act, maximum civil penalties for certain violations have been increased from $100,000 to $200,000 per violation per day, and from a total cap of $1 million to $2 million. A number of the provisions of the Pipeline Safety Act have the potential to cause owners and operators of pipeline facilities to incur significant capital expenditures and/or operating costs. We believe any additional requirements resulting from these directives will not impact us differently than our competitors. We will work closely with our industry associations to participate with and monitor DOT-PHMSA’s efforts. The DOT has issued guidelines with respect to securing regulated facilities against terrorist attack. We have instituted security measures and procedures in accordance with such guidelines to enhance the protection of certain of our facilities. We cannot provide any assurance that these security measures would fully protect our facilities from an attack.

Environmental Regulation
General

Our operation of pipelines, terminals, and associated facilities in connection with the storage and transportation of crude oil and refined products is subject to extensive and frequently-changing federal, state and local laws, regulations and ordinances relating to the protection of the environment. Among other things, these laws and regulations govern the emission or discharge of pollutants into or onto the land, air and water, the handling and disposal of solid and hazardous wastes and the remediation of contamination. As with the industry generally, compliance with existing and anticipated environmental laws and regulations increases our overall cost of business, including our capital costs to construct, maintain, operate and upgrade equipment and facilities. While these laws and regulations affect our maintenance capital expenditures and net income, we believe they do not affect our competitive position, as the operations of our competitors are similarly affected. We believe our facilities are in substantial compliance with applicable environmental laws and regulations. However, these laws and regulations are subject to frequent change by regulatory authorities and continued and future compliance with such laws and regulations, or changes in the interpretation of such laws and regulations, may require us to incur significant expenditures. Additionally, the violation of environmental laws, regulations, and permits can result in the imposition of significant administrative, civil and criminal penalties, injunctions limiting our operations, investigatory or remedial liabilities or construction bans or delays in the construction of additional facilities or equipment. Additionally, a discharge of hydrocarbons or hazardous substances into the environment could, to the extent the event is not insured, subject us to substantial expenses, including fines and penalties, costs to comply with applicable laws and regulations and to resolve claims made by third parties for personal injury or property damage. These impacts could directly and indirectly affect our business and have an adverse impact on our financial position, results of operations, and liquidity. We cannot currently determine the amounts of such future impacts.

The prior owner of the Nettleton pipeline had negotiated a consent decree with the EPA and the U.S. Department of Justice regarding operation of that and other pipelines. As a condition to the purchase of the pipeline, Delek agreed to be named to the Consent Decree and to operate the pipeline in accordance with certain provisions of the Consent Decree. Delek was not required to pay any penalties and the prior owner had completed most of the capital projects required for the pipeline prior to the acquisition; however, the Consent Decree requires certain on-going operational changes and work practices that we do not believe will have a material effect on the operation of the pipeline.

Under the omnibus agreement, Delek will indemnify us for all known and unknown environmental and toxic tort liabilities associated with the ownership or operation of our assets and arising at or before the closing of this offering. Indemnification for any unknown environmental and toxic tort liabilities will be limited to liabilities arising on or before the closing of this offering and identified prior to the fifth anniversary of the closing of this offering, and will be subject to a $250,000 aggregate annual deductible before we are entitled to indemnification in any calendar year. Neither we nor our general partner will have any contractual obligation to investigate or identify any such unknown environmental liabilities after the closing of this offering. We have agreed to indemnify Delek for events and conditions associated with the ownership or operation of our assets that occur after the closing of this offering and for environmental and toxic tort liabilities related to our assets to the extent Delek is not required to indemnify us for such liabilities.

Air Emissions and Climate Change

Our operations are subject to the Clean Air Act and comparable state and local laws. Under these laws, permits may be required before construction can commence on a new or modified source of potentially significant air emissions, and operating permits may be required for emission sources that are already constructed. Although our facilities are currently minor sources of volatile organic compound and nitrogen oxide emissions, we may become subject to more stringent regulations requiring the installation of additional emission control technologies. Any such future obligations may require us to incur significant additional capital or operating costs. Although we can give no assurances, we are aware of no changes to air quality regulations that will have a material adverse effect on our financial condition or results of operations.

In addition, Title V of the Clean Air Act (Title V) requires an operating permit for major sources of air pollution. None of our facilities are currently subject to Title V. Future expenditures may be required to comply with the Clean Air Act and other federal, state and local requirements for our various sites, including our pipelines, terminals and tank farms.

These air emissions requirements also affect Delek’s refineries from which we will receive a substantial portion of our revenues. Delek has been required in the past, and will be required in the future, to incur significant capital expenditures to comply with new legislative and regulatory requirements relating to its operations. For example, EPA has indicated they plan to propose rules in 2012 requiring additional controls on flares and cokers.

Currently, various legislative and regulatory measures to address greenhouse gas emissions (including carbon dioxide, methane and other gases) are in various phases of discussion or implementation. These include requirements effective in January 2010 to report emissions of greenhouse gases to the EPA beginning in 2011 and proposed federal legislation and regulation as well as state actions to develop statewide or regional programs, each of which require or could require reductions in our greenhouse gas emissions or those of Delek. None of our facilities are presently subject to the federal greenhouse gas reporting rule or the greenhouse gas “tailoring” rule, which subjects certain facilities to the additional permitting obligations under the NSR/PSD and Title V programs of the Clean Air Act based on a facility’s greenhouse gas emissions. As such, we do not expect any substantial impacts from the tailoring rule on our facilities. However, requiring reductions in greenhouse gas emissions could result in increased costs to (i) operate and maintain our facilities, (ii) install new emission controls at our facilities and (iii) administer and manage any greenhouse gas emissions programs, including acquiring emission credits or allotments. These requirements may also significantly affect Delek’s refinery operations and may have an indirect effect on our business, financial condition and results of operations.

In addition, on April 17, 2012, the EPA issued final rules that subject oil and natural gas operations, including production, processing, transmission, and storage to regulation under the New Source Performance Standards (NSPS) and National Emission Standards for Hazardous Air Pollutants (NESHAP) programs. The finalized regulations establish specific new requirements for emissions from compressors, controllers, dehydrators, storage tanks, gas processing plants and certain other equipment. We do not expect these rules to have a significant impact on our business.

Federal Renewable Fuels Standard

In December 2007, the U.S. Congress passed the Energy Independence and Security Act that created a second Renewable Fuels Standard (RFS2). This standard requires the total volume of renewable transportation fuels (including ethanol and advanced biofuels) sold or introduced annually in the U.S. to reach 36 billion gallons by 2022. The requirements could reduce future demand for petroleum products and thereby have an effect on certain aspects of our business, although it could increase demand for our ethanol blending services at our truck loading racks.

The Energy Policy Act of 2005 requires increasing amounts of renewable fuel to be incorporated into the gasoline pool through 2012. Under final rules implementing this Act (the Renewable Fuel Standard), Delek’s Tyler and El Dorado refineries were classified as a small refinery exempt from renewable fuel standards through 2010. The Energy Independence and Security Act of 2007 (EISA) increased the amounts of renewable fuel required by the Energy Policy Act of 2005. RFS2 requires that refiners blend increasing amounts of biofuels with refined products beginning with approximately 7.8% of their combined gasoline and diesel volume in 2011, increasing to 9.2% in 2012 and escalating to approximately 18% in 2022. The rule could cause decreased crude oil runs in future years and materially affect Delek’s and our profitability unless fuel demand rises at a comparable rate or other outlets are found for the displaced products. Although exempt from these rules at the time, the Tyler refinery began supplying an E-10 gasoline-ethanol blend in January 2008. Delek has initiated projects at both refineries that will allow it to blend increasing amounts of ethanol and biodiesel into its fuels.

Hazardous Substances and Waste

To a large extent, the environmental laws and regulations affecting our operations relate to the release of hazardous substances or solid wastes into soils, groundwater, and surface water, and include measures to control pollution of the environment. These laws generally regulate the generation, storage, treatment, transportation, and disposal of solid and hazardous waste. They also require corrective action, including investigation and remediation, at a facility where such waste may have been released or disposed. For instance, the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), which is also known as Superfund, and comparable state laws, impose liability, without regard to fault or to the legality of the original conduct, on certain classes of persons that contributed to the release of a “hazardous substance” into the environment. These persons include the owner or operator of the site where the release occurred and companies that disposed of, or arranged for the disposal of, the hazardous substances found at the site. Under CERCLA, these persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources, and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment. In the course of our ordinary operations, we generate waste that falls within CERCLA’s definition of a “hazardous substance” and, as a result, may be jointly and severally liable under CERCLA for all or part of the costs required to clean up sites. Subject to an annual deductible, costs for these remedial actions, if any, as well as any related claims are all covered by an indemnity from Delek to the extent occurring or existing before the closing of this offering.

We also generate small quantities of solid wastes, including hazardous wastes that are subject to the requirements of the federal Resource Conservation and Recovery Act (RCRA), and comparable state laws. From time to time, the EPA considers the adoption of stricter disposal standards for non-hazardous wastes, including crude oil and refined products wastes. We are not currently required to comply with a substantial portion of the RCRA requirements because our operations generate minimal quantities of hazardous wastes. However, it is possible that additional wastes, which could include wastes currently generated during operations, will in the future be designated as “hazardous wastes.” Hazardous wastes are subject to more rigorous and costly disposal requirements than are non-hazardous wastes. Any changes in the regulations could increase our and our competitors’ maintenance capital expenditures and operating expenses.

We currently own and lease, and Delek has in the past owned and leased, properties where hydrocarbons are being or have been handled for many years. Although we have utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other waste may have been disposed of or released on or under the properties owned or leased by us or on or under other locations where these wastes have been taken for disposal. In addition, many of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes were not under our control. These properties and wastes disposed thereon may be subject to CERCLA, RCRA, and analogous state laws. Under these laws, we could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators), to clean up contaminated property (including contaminated groundwater), or to perform remedial operations to prevent future contamination to the extent we are not indemnified for such matters.

Water

Our operations can result in the discharge of pollutants, including crude oil and refined products. Several of our pipelines and terminals are located near, or cross under or over environmentally sensitive waters such as streams, creeks, rivers, lakes and wetlands. Pipeline and other petroleum product transportation operations are regulated by federal, state and local agencies and monitored by environmental interest groups. The transportation and storage of crude oil and refined products over and adjacent to water involves risk and subjects us to the provisions of the Oil Pollution Act of 1990 (OPA), the Clean Water Act and related state requirements. These requirements subject owners of covered facilities to strict, joint, and potentially unlimited liability for containment and removal costs, natural resource damages and certain other consequences of an oil spill where the spill is into navigable waters, along shorelines or in the exclusive economic zone of the United States. In the event of an oil spill into navigable waters, substantial liabilities could be imposed upon us. States in which we operate have also enacted similar and more stringent laws.

Regulations under the Water Pollution Control Act of 1972 (Clean Water Act), the OPA and state laws also impose additional regulatory burdens on our operations. Spill prevention control and countermeasure requirements of federal laws and some state laws require containment to mitigate or prevent contamination of navigable waters in the event of an oil overflow, rupture, or leak. For example, the Clean Water Act requires us to maintain spill prevention control and countermeasure plans at many of our facilities. In addition, the OPA requires that most oil transport and storage companies maintain and update various oil spill prevention and oil spill contingency plans. We maintain such plans, and where required have submitted plans and received federal and state approvals necessary to comply with the OPA, the Clean Water Act and related regulations. Our crude oil and refined product spill prevention plans and procedures are frequently reviewed and modified to prevent crude oil and refined product releases and to minimize potential impacts should a release occur.

The Clean Water Act also imposes restrictions and strict controls regarding the discharge of pollutants into navigable waters. Our facilities contract with third parties for wastewater disposal, discharge to local Publicly Owned Treatment Works (POTW), or discharge under the terms of a National Pollutant Discharge Elimination System (NPDES) permit for wastewater and stormwater. In the event regulatory requirements change, or interpretations of current requirements change, and our facilities are required to undertake different wastewater management arrangements, we could incur substantial additional costs. The Clean Water Act imposes substantial potential liability for the violation of permits or permitting requirements and for the costs of removal, remediation, and damages resulting from such discharges. In addition, some states maintain groundwater protection programs that require permits for discharges or operations that may impact groundwater conditions. We believe that compliance with existing permits and compliance with foreseeable new permit requirements will not have a material adverse effect on our financial condition or results of operations.

At each of our facilities, we maintain spill-response capability to mitigate the impact of a spill from our facilities and Delek has entered into contracts with various parties to provide spill response services augmenting that capability, if required. In addition, we contract with various spill-response specialists to ensure appropriate expertise is available for any contingency. We believe these contracts provide the additional services necessary to meet or exceed all regulatory spill-response requirements and support our commitment to environmental stewardship. We also maintain insurance to protect against the risk of spills. Please read “—Insurance” for a discussion of coverages.

Employee Safety

We are subject to the requirements of the OSHA and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state, and local government authorities and citizens. We believe that our operations are in substantial compliance with OSHA requirements, including general industry standards, record keeping requirements, and monitoring of occupational exposure to regulated substances.

Endangered Species Act

The Endangered Species Act restricts activities that may affect endangered species or their habitats. While some of our facilities are in areas that may be designated as habitat for endangered species, we believe that we are in substantial compliance with the Endangered Species Act. However, the discovery of previously unidentified endangered species could cause us to incur additional costs or become subject to operating restrictions or bans in the affected area.

Hazardous Materials Transportation Requirements

The DOT regulations affecting pipeline safety require pipeline operators to implement measures designed to reduce the environmental impact of crude oil and refined product discharge from onshore crude oil and refined products pipelines. These regulations require operators to maintain comprehensive spill response plans, including extensive spill response training for pipeline personnel. We believe our operations are in substantial compliance with these regulations.

Environmental Liabilities

Contamination resulting from spills of crude oil and refined products is not unusual within the petroleum terminalling or pipeline industries. Historic spills along our pipelines, gathering systems and terminals as a result of past operations have resulted in contamination of the environment, including soils and groundwater. Site conditions, including soils and groundwater, are being evaluated at a few of our properties where operations may have resulted in releases of hydrocarbons and other wastes. Our San Angelo, Memphis and Nashville terminals have known hydrocarbon or other hazardous material contamination that we are monitoring and/or remediating.

Under the omnibus agreement, Delek will indemnify us for all known and unknown environmental and toxic tort liabilities associated with the ownership or operation of our assets and arising at or before the closing of this offering. Indemnification for any unknown environmental and toxic tort liabilities will be limited to liabilities occurring on or before the closing of this offering and identified prior to the fifth anniversary of the closing of this offering and will be subject to a $250,000 aggregate annual deductible before we are entitled to indemnification in any calendar year. We will not be indemnified for any future spills or releases of hydrocarbons or hazardous materials at our facilities, or, in addition to any other environmental and toxic tort liabilities, otherwise resulting from our operations. In addition, we have agreed to indemnify Delek for events and conditions associated with the ownership or operation of our assets that occur after the closing of this offering and for environmental and toxic tort liabilities related to our assets to the extent Delek is not required to indemnify us for such liabilities. As a result, we may incur such expenses in the future, which may be substantial.

Seasonality

The crude oil and refined product throughput in our pipelines and terminals is affected by the level of supply and demand for crude oil and refined products in the markets served directly or indirectly by our assets. However, many effects of seasonality on our revenues will be substantially mitigated due to our commercial agreements with Delek that include minimum volume commitments. Demand for gasoline is generally higher during the summer months than during the winter months due to seasonal increases in motor vehicle traffic. As a result, our customers’ operating results are generally lower for the first and fourth quarters of each year.

Title to Properties and Permits

Substantially all of our pipelines are constructed on rights-of-way granted by the apparent record owners of the property and in some instances these rights-of-way are revocable at the election of the grantor. In many instances, lands over which rights-of-way have been obtained are subject to prior liens that have not been subordinated to the right-of-way grants. We have obtained permits from public authorities to cross over or under, or to lay facilities in or along, watercourses, county roads, municipal streets, and state highways and, in some instances, these permits are revocable at the election of the grantor. We have also obtained permits from railroad companies to cross over or under lands or rights-of-way, many of which are also revocable at the grantor’s election. In some states and under some circumstances, we have the right of eminent domain to acquire rights-of-way and lands necessary for our common carrier pipelines.

Some of the leases, easements, rights-of-way, permits, and licenses that will be transferred to us will require the consent of the grantor to transfer these rights, which in some instances is a governmental entity. Our general partner believes that it has obtained or will obtain sufficient third-party consents, permits, and authorizations for the transfer of the assets necessary for us to operate our business in all material respects as described in this prospectus. With respect to any consents, permits, or authorizations that have not been obtained, our general partner believes that these consents, permits, or authorizations will be obtained after the closing of this offering, or that the failure to obtain these consents, permits, or authorizations will not have a material adverse effect on the operation of our business.

Our general partner believes that we will have satisfactory title to all of the assets that will be contributed to us at the closing of this offering. Under our omnibus agreement, Delek will indemnify us for certain title defects and for failures to obtain certain consents and permits necessary to conduct our business, in each case, that are identified prior to the fifth anniversary of the closing of this offering. This indemnification is subject to a $250,000 aggregate annual deductible before we are entitled to indemnification in any calendar year. Record title to some of our assets may continue to be held by subsidiaries of Delek until we have made the appropriate filings in the jurisdictions in which such assets are located and obtained any consents and approvals that are not obtained prior to transfer. We will make these filings and obtain these consents upon completion of this offering. Although title to these properties is subject to encumbrances in some cases, such as customary interests generally retained in connection with acquisition of real property, liens that can be imposed in some jurisdictions for government-initiated action to clean up environmental contamination, liens for current taxes and other burdens, and easements, restrictions, and other encumbrances to which the underlying properties were subject at the time of acquisition by our predecessor or us, our general partner believes that none of these burdens should materially detract from the value of these properties or from our interest in these properties or should materially interfere with their use in the operation of our business.

Facilities

Delek leases its corporate headquarters at 7102 Commerce Way, Brentwood, Tennessee. The lease is for 54,000 square feet of office space. The lease term expires in April 2022. We pay a proportionate share of the costs to operate the building to Delek pursuant to the omnibus agreement. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.”

Our Nettleton Station is located on property that we lease from Chevron. The lease is renewable, at our option, for successive one-year terms on 30 days’ notice prior to the end of the then-current term and payment in advance of a nominal amount, and we have exercised our renewal option through May 2013.

Our Bradford Station is located on property that we lease from a local family. The lease is renewable, at our option, for successive one-year terms upon payment in advance of a nominal amount, and we have exercised our renewal option through March 2013.

Employees

We do not have any employees. We are managed by the directors and officers of our general partner. All of our executive management personnel will be employees of our general partner or Delek or a subsidiary of Delek and will devote the portion of their time to our business and affairs that is required to manage and conduct our operations. Our general partner will enter into an operation and management services agreement with Delek, pursuant to which our general partner will use employees of Delek to operate our assets and Delek will be reimbursed for such services. We will pay an annual fee of $2.7 million for the provision of various centralized corporate services and reimburse Delek for direct or allocated costs and expenses incurred by Delek on our behalf pursuant to the omnibus agreement and the operation and management services agreement. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions.”

Legal Proceedings

In the ordinary course of business various legal and regulatory claims and proceedings are pending or threatened against us. While the amounts claimed may be substantial, we are unable to predict with certainty the ultimate outcome of such claims and proceedings. We have established reserves for pending litigation, which we believe are adequate, and after consultation with counsel and giving appropriate consideration to available insurance, we believe that the ultimate outcome of any matter currently pending against us will not materially affect our financial position, results of operations or liquidity.

MANAGEMENT

Management of Delek Logistics Partners, LP

Our general partner, Delek Logistics GP, LLC, will manage our operations and activities on our behalf through its directors and officers. Our general partner is not elected by our unitholders and will not be subject to re-election in the future. Directors of our general partner will oversee our operations. Unitholders will not be entitled to elect the directors of our general partner, which will all be appointed by Delek, or directly or indirectly participate in our management or operations. However, our general partner owes a duty to our unitholders. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made expressly non-recourse to it. Our general partner therefore may cause us to incur indebtedness or other obligations that are non-recourse to it.

The directors of our general partner will oversee our operations. The board of directors of our general partner is comprised of four directors. We intend to increase the size of the board of directors to six members prior to the closing of this offering. We intend to further increase the size of the board of directors to seven directors within twelve months of the date of this prospectus. Delek will appoint all members to the board of directors of our general partner, and, when the size of the board increases to six directors, we will have two directors who are independent as defined under the independence standards established by the NYSE. When the size of the board increases to seven directors, we will have three directors who are independent under such standards. The NYSE does not require a publicly traded limited partnership like us to have a majority of independent directors on the board of directors of our general partner or to establish a compensation or a nominating and corporate governance committee. We are, however, required to have an audit committee of at least three members within twelve months of the date our common units are first traded on the NYSE, and all of our audit committee members are required to meet the independence and experience tests established by the NYSE and the Exchange Act.

In compliance with the requirements of the NYSE, prior to the closing of this offering, Delek will have appointed two independent members to the board of directors of our general partner. Delek will appoint a third independent director within twelve months of the date of this prospectus. Independent members of the board of directors of our general partner will serve as the initial members of the audit and the conflicts committees of the board of directors of our general partner.

In identifying and evaluating candidates as possible director-nominees of our general partner, Delek will assess the experience and personal characteristics of the possible nominee against the following individual qualifications, which Delek may modify from time to time:

•	possesses appropriate skills and professional experience;

•	has a reputation for integrity and other qualities, including industry knowledge;

•	possesses expertise, determined in the context of the needs of the board of directors of our general partner;

•	has experience in positions with a high degree of responsibility;

•	is a leader in the organizations with which he or she is affiliated; and

•	has the time, energy, interest and willingness to serve as a member of the board of directors of our general partner; and

•	meets such standards of independence and financial knowledge as may be required or desirable.

All of our general partner’s initial executive officers will be employees of Delek. While the amount of time that our general partner’s initial executive officers will devote to our business will vary in any given year, we currently estimate that approximately 10% of their productive business time (or 20% in the case of Mr. Daily) will be spent on the management and conduct of our operations. The executive officers of our general partner intend, however, to devote as much of their time as is necessary for the proper conduct of our business. Our executive officers will manage the day-to-day affairs of our business and conduct our operations. We will also utilize a significant number of employees of Delek to operate our business and provide us with general and administrative services. We will pay an annual fee to Delek for certain centralized corporate services, including the management services of Delek employees who devote less than 50% of their time to our business. In addition, we will reimburse Delek for allocated expenses of personnel who devote 50% or more of their time performing services for our benefit. Please read “—Reimbursement of Expenses of Our General Partner.”

Directors and Executive Officers of Our General Partner

The following table shows information for the directors and executive officers of our general partner as of the date of this prospectus.

Name	Age	Position with Delek Logistics GP, LLC
Ezra Uzi Yemin	44	Chief Executive Officer and Chairman of the Board
Mark B. Cox	53	Executive Vice President, Chief Financial Officer and Director
Assaf Ginzburg	37	Executive Vice President and Director
Frederec C. Green	47	Executive Vice President and Director
Harry P. (Pete) Daily	63	Executive Vice President
Donald N. Holmes	62	Executive Vice President
Kent B. Thomas	43	Executive Vice President and Assistant Secretary
Andrew L. Schwarcz	44	Executive Vice President, General Counsel and Secretary
Charles J. Brown III	65	Director Nominee
Gary M. Sullivan, Jr.	66	Director Nominee

Our directors hold office until the earlier of their death, resignation, removal or disqualification or until their successors have been elected and qualified. Officers serve at the discretion of the board of directors of our general partner. There are no family relationships among any of our directors or executive officers.

Ezra Uzi Yemin has been the chief executive officer and chairman of the board of directors of our general partner since April 2012. Mr. Yemin has served as chief executive officer of Delek since June 2004 and as president and a director of Delek since April 2001. Mr. Yemin also served as Delek’s treasurer from April 2001 to November 2003 and as Delek’s secretary from May 2001 to August 2005. Prior to joining Delek, Mr. Yemin served from 2000 to 2001 as the chief financial officer of Delek—The Israel Fuel Corporation, Ltd., a fuel corporation in Israel and one of our affiliated entities. Additionally, he spent two years with Clal Insurance Company Ltd., an insurance company in Israel and two years in the Insurance Commissioner’s Office of the Israel Ministry of Finance. We believe that Mr. Yemin’s service on the board of directors and as its chairman provides it with important interaction with, and access to, management’s principal policy maker which facilitates the board of directors’ development and implementation of company policies.

Mark B. Cox has been executive vice president, chief financial officer and a director of our general partner since April 2012. Mr. Cox has served as executive vice president and chief financial officer of Delek since September 2009. From June 2007 until September 2009, Mr. Cox served as the Senior Vice President—Treasurer and Director of Investor Relations of Western Refining, Inc., a publicly traded refining company. Between 1994 and 2007, he was employed by Giant Industries, Inc., and served in various positions including Vice President, Executive Vice President, Treasurer, Chief Financial Officer and Assistant Secretary. We believe that Mr. Cox’s energy industry and financial experience provides the board of directors with valuable expertise in our financial and accounting matters.

Assaf Ginzburg has been executive vice president and a director of our general partner since April 2012. Mr. Ginzburg has served as Delek’s executive vice president since May 2009 and as a vice president since February 2005. Prior to joining Delek in November 2004, Mr. Ginzburg served as a financial advisor from July 2001 to March 2003 for Swary-Yohman Financial Consultants, and from April 1999 to July 2001 for Itzhak Swary Ltd., two consulting firms in Israel. Mr. Ginzburg has been a member of the Israel Institute of Certified Public Accountants since 2001 and served as trustee of court for a large Israeli public company in 2002 and 2003. We believe that Mr. Ginzburg’s financial experience provides the board of directors with valuable expertise in our financial and accounting matters.

Frederec Green has been executive vice president and a director of our general partner since April 2012. Mr. Green has served as Delek’s executive vice president since May 2009 and as the primary operational officer for Delek’s refining operations since joining the company in January 2005. From January 2004 until he joined Delek, Mr. Green operated Green Energy Advisors LLC, an independent consulting practice servicing commercial insurance carriers on petroleum refining and electrical matters. Mr. Green has 26 years experience in the refining industry working for UOP LLC, a refinery technology licensing firm, from 1987 to 1990 and Murphy Oil USA, Inc., from 1990 to 2004, where he served as a senior vice president during his last six years. Mr. Green has experience ranging from crude oil and feedstock supply, through all aspects of managing a refining business to product trading, transportation and sales. We believe that Mr. Green’s energy industry experience provides the board of directors with valuable expertise in energy industry matters.

Pete Daily has been executive vice president of our general partner since April 2012. Mr. Daily has served as Delek’s executive vice president since November 2011 and as the primary operational officer for Delek’s marketing and supply operations since joining that company in September 2006. Mr. Daily’s duties include supervising the purchase and supply of fuels for Delek’s convenience stores, marketing the refined products produced by our refineries and marketing Delek’s supply of refined products in west Texas. Mr. Daily has over 30 years of experience in marketing and supply of refined products.

Donald N. Holmes has been an executive vice president of our general partner and Delek since August 2012. Mr. Holmes has served as the principal human resources officer of our general partner since its formation in April 2012 and has served in the same capacity with Delek since joining Delek in November 2011. Prior to joining Delek, Mr. Holmes served as senior vice president, human resources for Central Parking Corporation from January 2002 through September 2011.

Kent B. Thomas has been executive vice president and assistant secretary of our general partner since October 2012. From April 2012 to October 2012, Mr. Thomas served as executive vice president, general counsel and secretary of our general partner. Mr. Thomas has served as Delek’s executive vice president since November 2011 and as Delek’s general counsel and secretary since joining Delek in August 2005. Mr. Thomas has practiced law for more than 15 years in Nashville, Tennessee with a focus on securities regulation, corporate governance, executive compensation, equity plan administration, human resources and litigation.

Andrew L. Schwarcz has been executive vice president, general counsel and secretary since October 2012. Mr. Schwarcz has served as Delek’s Senior Counsel, Vice President—Finance and Development since October 2007. Prior to joining Delek, Mr. Schwarcz was the General Counsel for a publicly traded Nashville health care company for three years and the primary transactional counsel for a publicly traded Nashville restaurant holding company for six years.

Charles J. Brown III is expected to join the board of directors of our general partner in connection with this offering. Mr. Brown is a licensed attorney with more than 30 years of experience in the energy industry. Mr. Brown is currently the owner of, and since 2011 the chief advisor for, CRW Energy, a consulting firm focused in the international power and utility industries. From 2008 through 2011, Mr. Brown served as a partner in the energy department of McGuireWoods LLP, a large international law firm. From 2003 through 2007, Mr. Brown served as a consultant with CRW Energy. We believe that Mr. Brown’s experience in the energy industry and as an attorney will provide the board of directors with valuable expertise in matters involving the financial, legal, regulatory and risk matters affecting the partnership.

Gary M. Sullivan, Jr. is expected to join the board of directors of our general partner in connection with this offering. Mr. Sullivan is a certified public accountant and has been an adjunct faculty member at Virginia Commonwealth University’s School of Business since January 2012 where he teaches accounting. From 2009 to 2012, Mr. Sullivan was a private investor. From 1975 through 2009, Mr. Sullivan served in various roles with Deloitte & Touche LLP culminating in the role of senior client partner from 2004 through 2009 and was involved in such capacity with several public companies, including sponsors of master limited partnerships. We believe that Mr. Sullivan’s experience as a certified public accountant with Deloitte & Touche LLP will provide the board of directors with valuable expertise in matters involving finance and accounting in general and master limited partnerships in particular.

Board Leadership Structure

Our chief executive officer currently serves as the chairman of the board. The board of directors of our general partner has no policy with respect to the separation of the offices of chairman of the board and chief executive officer; rather, that relationship is defined and governed by the limited liability company agreement of our general partner, which permits the same person to hold both offices. Members of the board of directors of our general partner are appointed by Delek. Accordingly, unlike holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business or governance, subject in all cases to any specific unitholder rights contained in our partnership agreement.

Board Role in Risk Oversight

Our corporate governance guidelines will provide that the board of directors of our general partner is responsible for reviewing the process for assessing the major risks facing us and the options for their mitigation. This responsibility will be largely satisfied by the audit committee, which is responsible for reviewing and discussing with management and our registered public accounting firm our major risk exposures and the policies management has implemented to monitor such exposures, including our financial risk exposures and risk management policies.

Committees of the Board of Directors

Audit Committee

Our general partner will have an audit committee comprised of at least three directors who meet the independence and experience standards established by the NYSE and the Exchange Act. The audit committee will assist the board of directors of our general partner in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and corporate policies and controls. The audit committee will have the sole authority to retain and terminate our independent registered public accounting firm, approve all auditing services and related fees and the terms thereof, and pre-approve any non-audit services to be rendered by our independent registered public accounting firm. The audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the audit committee.

Conflicts Committee

At least two members of the board of directors of our general partner will serve on our conflicts committee. The conflicts committee will determine if the resolution of any conflict of interest referred to it by our general partner is in our best interests. There is no requirement that our general partner seek the approval of the conflicts committee for the resolution of any conflict. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, may not hold an ownership interest in the general partner or its affiliates other than common units or awards under any long-term incentive plan, equity compensation plan or similar plan implemented by the general partner or the partnership, and must meet the independence and experience standards established by the NYSE and the Exchange Act to serve on an audit committee of a board of directors. Any matters approved by the conflicts committee in good faith will be deemed to be approved by all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders. Any unitholder challenging any matter approved by the conflicts committee will have the burden of proving that the members of the conflicts committee did not believe that the matter was in the best interests of our partnership. Moreover, any acts taken or omitted to be taken in reliance upon the advice or opinions of experts such as legal counsel, accountants, appraisers, management consultants and investment bankers, where our general partner (or any members of the board of directors of our general partner including any member of the conflicts committee) reasonably believes the advice or opinion to be within such person’s professional or expert competence, will be conclusively presumed to have been done or omitted in good faith.

Executive Compensation

We and our general partner were formed in April 2012. Accordingly, our general partner has not accrued any obligations with respect to management incentive or retirement benefits for its directors and executive officers for the 2011 fiscal year or prior periods. We do not directly employ any of the persons responsible for managing our business, and our general partner does not have a compensation committee. All of the initial executive officers of our general partner are also officers of Delek, and therefore will have responsibilities for both us and Delek. These officers and all other personnel necessary for our business to function will be employed and compensated by Delek or one of its subsidiaries, subject to the administrative services fee or reimbursement by us in accordance with the terms of the omnibus agreement and the operation and management services agreement. Under the omnibus agreement, none of Delek’s long-term incentive compensation expense will be allocated to us. However, we will be responsible for paying the long-term incentive compensation expense associated with our long-term incentive plan described below. The executive officers of our general partner who are also executive officers of Delek will continue to participate in employee benefit plans and arrangements sponsored by Delek including plans that may be established in the future. Our general partner has not entered into any employment agreements with any of its executive officers. The board of directors of our general partner may grant awards to our executive officers, key employees of Delek who support our operations and/or our independent directors pursuant to the long-term incentive plan described below under “—Long-Term Incentive Plan” following the closing of this offering.

We are not presenting any compensation for historical periods as we and our general partner were formed in April 2012. Compensation paid or awarded by us in 2012 with respect to the executive officers of our general partner who also perform services for Delek will reflect only the portion of compensation paid by Delek that is allocated to us pursuant to Delek’s allocation methodology and subject to the terms of the omnibus agreement. Responsibility and authority for compensation-related decisions for executive officers of our general partner who also perform services for Delek will reside with the board of directors of Delek and its committees (other than compensation under our long-term incentive plan). Any such compensation decisions will not be subject to any approvals by the board of directors of our general partner or any committees thereof. Responsibility and authority for compensation-related decisions for any executive officers of our general partner who do not also perform services for Delek will reside with the board of directors of our general partner, but will be based in large part on the recommendation of the board of directors of Delek and its committees.

Compensation of Directors

Officers or employees of Delek or its subsidiaries who also serve as directors of our general partner will not receive additional compensation for such service. Our general partner anticipates that its directors who are not also officers or employees of Delek or its subsidiaries will receive compensation for service on the board of directors and its committees. We currently expect to pay such directors an annual retainer of $35,000 and award such directors 2,500 phantom units with distribution equivalent rights. We currently expect to pay the audit committee chairman an annual amount of $10,000 and the conflicts committee chairman an annual amount of

$5,000. In addition, each such director will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board and committee meetings. We currently expect to pay meeting fees to such directors in the amount of $1,500 for each in-person board meeting, $1,000 for each in-person committee meeting, $750 for each telephonic board meeting and $500 for each telephonic committee meeting. Each director will be fully indemnified by us for actions associated with being a director to the fullest extent permitted under Delaware law pursuant to our partnership agreement.

Long-Term Incentive Plan

Our general partner intends to adopt the Delek Logistics GP, LLC 2012 Long-Term Incentive Plan for officers, directors and employees of our general partner or its affiliates, and any consultants, affiliates of our general partner or other individuals who perform services for us. We may issue our executive officers long-term equity based awards under the plan, which awards will be intended to compensate the officers based on the performance of our common units and their continued employment during the vesting period, as well as align their long-term interests with those of our unitholders. We will be responsible for the cost of awards granted under the long-term incentive plan to be adopted by us. The following description reflects the terms that are currently expected to be included in the long-term incentive plan.

The long-term incentive plan will consist of the following components: unit options, restricted units, phantom units, unit appreciation rights, distribution equivalent rights, other unit-based awards and unit awards. The purpose of awards under the long-term incentive plan is to provide additional incentive compensation to employees providing services to us, and to align the economic interests of such employees with the interests of our unitholders. The long-term incentive plan will limit the number of units that may be delivered pursuant to vested awards to 612,207 common units, subject to proportionate adjustment in the event of unit splits and similar events. Common units cancelled, forfeited, withheld to satisfy exercise prices or tax withholding obligations or otherwise terminated without delivery of the common units will be available for delivery pursuant to other awards. The plan will be administered by the board of directors of our general partner or a committee thereof, which we refer to as the plan administrator. We currently expect that the board of directors of our general partner or a committee thereof will be designated as the plan administrator.

In connection with the closing of this offering, the board of directors of our general partner will grant 2,500 phantom units to each of our two independent directors and will grant up to 445,991 phantom units with distribution equivalent rights to certain key employees of our affiliates that provide services for us, including executive officers, pursuant to our long-term incentive plan. Of these units, 244,883 phantom units will be granted to Mr. Yemin and all are expected to vest ratably on June 10 and December 10 of each year through December 10, 2017. Holders of phantom units will also receive distribution equivalent rights for each phantom unit, providing for a lump sum cash amount equal to the accrued distributions from the grant date of the phantom units to be paid in cash upon the vesting date.

The plan administrator may terminate or amend the long-term incentive plan at any time with respect to any units for which a grant has not yet been made. The plan administrator also has the right to alter or amend the long-term incentive plan or any part of the plan from time to time, including increasing the number of units that may be granted subject to the requirements of the exchange upon which the common units are listed at that time. However, no change in any outstanding grant may be made that would be adverse to the participant without the consent of the participant. The plan will expire on the earliest of (i) the date common units are no longer available under the plan for grants, (ii) termination of the plan by the plan administrator or (iii) the date 10 years following its date of adoption.

Restricted Units

A restricted unit is a common unit that vests over a period of time and during that time is subject to forfeiture. The plan administrator may make grants of restricted units containing such terms as it shall determine, including the period over which restricted units will vest. The plan administrator, in its discretion, may base its determination upon the achievement of specified financial or other performance objectives. Restricted units will be entitled to receive quarterly distributions during the vesting period unless the terms of the relevant award agreements subject these distributions to the same forfeiture and other restrictions as the restricted unit, in which case such distributions will be held and paid upon vesting of the restricted units.

Phantom Units

A phantom unit entitles the grantee to receive a common unit upon the vesting of the phantom unit or, in the discretion of the plan administrator, cash equivalent to the value of a common unit. The plan administrator may make grants of phantom units under the plan containing such terms as the plan administrator shall determine, including the period over which phantom units granted will vest. The plan administrator, in its discretion, may base its determination upon the achievement of specified financial objectives.

Unit Options

The long-term incentive plan will permit the grant of options covering common units. The plan administrator may make grants containing such terms as the plan administrator shall determine. Unit options must have an exercise price that is not less than the fair market value of the common units on the date of the grant. In general, unit options granted will become exercisable over a period determined by the plan administrator and the term of the unit option will not exceed 10 years.

Unit Appreciation Rights

The long-term incentive plan will permit the grant of unit appreciation rights. A unit appreciation right is an award that, upon exercise, entitles the participant to receive the excess of the fair market value of a common unit on the exercise date over the exercise price established for the unit appreciation right. Such excess will be paid in cash or common units. The plan administrator may make grants of unit appreciation rights containing such terms as the plan administrator shall determine. Unit appreciation rights must have an exercise price that is not less than the fair market value of the common units on the date of grant. In general, unit appreciation rights granted will become exercisable over a period determined by the plan administrator and the term of the unit appreciation right will not exceed 10 years.

Distribution Equivalent Rights

The long-term incentive plan will permit the grant of distribution equivalent rights, or DERs, as a stand-alone award or with respect to phantom unit awards or other awards under the long-term incentive plan. DERs entitle the participant to receive cash or additional awards equal to the amount of any cash distributions made by us with respect to a common unit during the period the right is outstanding. Payment of a DER issued in connection with another award may be subject to the same vesting terms as the award to which it relates or different vesting terms, in the discretion of the plan administrator.

Other Unit-Based Awards

The long-term incentive plan will permit the grant of other unit-based awards, which are awards that are based, in whole or in part, on the value or performance of a common unit. Upon vesting, the award may be paid in common units, cash or a combination thereof, as provided in the grant agreement.

Unit Awards

The long-term incentive plan will permit the grant of common units that are not subject to vesting restrictions. Unit awards may be in lieu of or in addition to other compensation payable to the individual.

Change in Control; Termination of Service

Certain awards under the long-term incentive plan may vest and/or become exercisable, as applicable, upon an “exchange transaction” (as defined in the long-term incentive plan), unless provided otherwise by the plan administrator at the time of grant with respect to any awards that are intended to be compliant with section 409A of the Code. The consequences of the termination of a grantee’s employment, consulting arrangement or membership on the board of directors will be determined by the plan administrator in the terms of the relevant award agreement.

Source of Units

Common units to be delivered pursuant to awards under the long-term incentive plan may be common units acquired by our general partner in the open market, from any other person, directly from us or any combination of the foregoing. If we issue new common units upon the grant, vesting or payment of awards under the long-term incentive plan, the total number of common units outstanding will increase.

Administrative Services Fee and Reimbursement of Expenses of Our General Partner

Under the terms of the omnibus agreement, we will pay Delek an annual fee of $2.7 million for the provision of various centralized corporate services and reimburse Delek for direct or allocated costs and expenses incurred by Delek on our behalf (including certain incremental costs and expenses we will incur as a result of being a publicly traded partnership) pursuant to the omnibus agreement and the operation and management services agreement. The partnership agreement provides that our general partner will determine the expenses that are allocable to us. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions.”

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our units that will be owned upon the consummation of this offering by:

•	each person known by us to be a beneficial owner of more than 5% of the units;

•	each of the directors and director nominees of our general partner;

•	each of the named executive officers of our general partner; and

•	all directors, director nominees and executive officers of our general partner as a group.

The amounts and percentage of units beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all units shown as beneficially owned by them, subject to community property laws where applicable.

Percentage of total units to be beneficially owned after this offering is based on 11,999,258 common units outstanding. The table assumes that the underwriters’ option to purchase additional units is not exercised.

Name of Beneficial Owner (1)	Common Units To Be Beneficially Owned (2)	Percentage of Common Units To Be Beneficially Owned	Subordinated Units To Be Beneficially Owned	Percentage of Subordinated Units To Be Beneficially Owned	Percentage of Total Common and Subordinated Units To Be Beneficially Owned
Delek (3)	3,999,258	33.3%	11,999,258	100%	66.7%
Ezra Uzi Yemin	—	—	—	—	—
Mark B. Cox	—	—	—	—	—
Assaf Ginzburg	—	—	—	—	—
Frederec C. Green	—	—	—	—	—
Harry P. (Pete) Daily	—	—	—	—	—
Donald N. Holmes	—	—	—	—	—
Kent B. Thomas	—	—	—	—	—
Andrew L. Schwarcz	—	—	—	—	—
Charles J. Brown III	—	—	—	—	—
Gary M. Sullivan, Jr.	—	—	—	—	—
All directors and executive officers as a group (10 persons)	—	—	—	—	—

*	Less than 1%.

(1)	Unless otherwise indicated, the address for all beneficial owners in this table is 7102 Commerce Way, Brentwood, Tennessee, 37027.

(2)	Does not include common units that may be purchased in the directed unit program or phantom units that may be granted under our long-term incentive plan.

(3)	Delek is the ultimate parent company of our general partner and of each of Lion Oil and Delek Marketing & Supply, LLC. Lion Oil and Delek Marketing & Supply, LLC will own 844,467 and 3,154,791 common units, respectively, and Lion Oil will own 11,999,258 subordinated units. Delek may, therefore, be deemed to beneficially own the units held by Lion Oil and Delek Marketing & Supply, LLC.

The following table sets forth, as of September 18, 2012 the number of shares of common stock of Delek owned by each of the named executive officers and directors of our general partner and all directors and executive officers of our general partner as a group.

Name of Beneficial Owner	Total Shares of Common Stock Beneficially Owned (1)	Percentage of Total Shares of Common Stock Beneficially Owned (2)
Ezra Uzi Yemin (3)	598,816	1.01%
Mark B. Cox (4)	87,512	*
Frederec C. Green	—	—
Assaf Ginzburg	—	—
Harry P. (Pete) Daily	6,500	*
Donald N. Holmes	—	—
Kent B. Thomas	9,174	*
Andrew L. Schwarcz	—	—
Charles J. Brown III	—	—
Gary M. Sullivan, Jr.	—	—
All directors and executive officers as a group (10 persons) (3)	702,002	1.18%

*	Less than 1%.

(1)	For purposes of this table, a person is deemed to have “beneficial ownership” of any shares of Delek’s common stock when such person has the right to acquire them within 60 days after September 18, 2012 (the “measurement date”). For non-qualified stock options (“NQSOs”) and restricted stock units (“RSUs”), Delek reports shares equal to the number of NQSOs or RSUs that are vested or that will vest within 60 days of the measurement date. For stock appreciation rights (“SARs”), Delek reports the shares that would be delivered upon exercise of SARs that are vested or that will vest within 60 days of the measurement date (which is calculated by multiplying the number of SARs by the difference between the $24.60 fair market value of Delek’s common stock at the measurement date and the exercise price divided by $24.60). For purposes of computing the percentage of outstanding shares of common stock held by each person named above, any shares which such person has the right to acquire within 60 days after the measurement date are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2)	Based on 59,487,511 shares of Delek’s common stock outstanding on the measurement date.

(3)	Includes 26,771 shares of Delek’s common stock that would have been delivered to Mr. Yemin on the measurement date upon the exercise of 67,200 SARs with a base price of $14.80.

(4)	Includes 3,012 shares of Delek’s common stock that would have been delivered to Mr. Cox on the measurement date upon the exercise of 3,250 and 1,625 SARs with base prices of $6.98 and $14.25, respectively. No other SARs were vested on (or will vest within 60 days of) the measurement date.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, Delek will indirectly own (a) our general partner and (b) 3,999,258 common units and 11,999,258 subordinated units representing a 65.3% limited partner interest in us. Our general partner will own a 2.0% general partner interest in us and the incentive distribution rights.

Distributions and Payments to Our General Partner and Its Affiliates

The following information summarizes the distributions and payments made or to be made by us to our general partner and its affiliates in connection with our formation, ongoing operation and any liquidation. These distributions and payments were determined by and among affiliated entities and, consequently, may not equal the distributions and payments that would result from arm’s-length negotiations.

Formation Stage

The aggregate consideration received by our general partner and its affiliates for the contribution of certain assets and liabilities to us:

•	3,999,258 common units;

•	11,999,258 subordinated units;

•	general partner units representing a 2.0% general partner interest;

•	all of the incentive distribution rights;

•	$57.8 million cash payment from the proceeds of this offering;

•	an additional $90.0 million cash distribution funded with borrowings under our revolving credit facility; and

•	our assumption and retirement of approximately $50.9 million of indebtedness under our predecessor facility.

Operational Stage

Distributions of available cash to our general partner and its affiliates. We will generally make cash distributions of 98.0% to unitholders pro rata, including our general partner and its affiliates as holders of an aggregate of 3,999,258 common units, all of the subordinated units and 2.0% to our general partner. In addition, if distributions exceed the minimum quarterly distribution and other higher target levels, our general partner will be entitled to increasing percentages of the distributions, up to 48.0% of the distributions above the highest target level.

Payments to our general partner and its affiliates. We will pay an annual fee of $2.7 million to Delek for the provision of certain centralized corporate services, including the management services of Delek employees who devote less than 50% of their time to our business. We also will reimburse Delek for allocated expenses of personnel who devote 50% or more of their time performing services for our benefit. In addition, we are required to reimburse our general partner and its affiliates for all direct and indirect expenses that they incur on our behalf. Except to the extent specified under our omnibus agreement or our operation and management services agreement, our general partner determines the amount of these expenses. Please read “—Agreements Governing the Transactions” below and “Management—Executive Compensation.”

We will also reimburse Delek for any direct costs actually incurred by Delek in providing our pipelines, terminals and storage facilities with certain operational services, including operating and maintaining flow and pressure control, maintaining and repairing our pipelines, storage and terminalling facilities and related assets, conducting routine operational activities, and managing transportation and logistics, contract administration, crude oil and refined product measurement, database mapping, rights-of-way, materials and engineering support. Please read “—Agreements Governing the Transactions—Operation and Management Services Agreement” below.

Withdrawal or removal of our general partner. If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “The Partnership Agreement—Withdrawal or Removal of the General Partner.”

Liquidation Stage

Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their particular capital account balances.

Agreements Governing the Transactions

We have entered into or will enter into various documents and agreements with Delek that will effect the transactions relating to our formation, including the vesting of assets in us and our subsidiaries, and the application of the proceeds of this offering. These agreements will not be the result of arm’s-length negotiations. However, we believe that these fees are substantially equivalent to the fees that we would expect to charge others for similar services. All of the transaction expenses incurred in connection with our formation transactions will be paid from the proceeds of this offering.

Omnibus Agreement

Upon the closing of this offering, we will enter into an omnibus agreement with Delek and certain of its subsidiaries, including our general partner, that will address the following matters:

•

our obligation to pay Delek an administrative fee, initially in the amount of $2.7 million per year, for the provision by Delek of centralized corporate services (which fee is in addition to certain expenses of our general partner and its affiliates that are reimbursed under our partnership agreement);

•	our agreement to reimburse Delek for all other direct or allocated costs and expenses incurred by Delek on our behalf;

•	Delek’s and its subsidiaries’ agreement not to compete with us under certain circumstances;

•	our right of first offer to acquire certain of Delek’s logistics assets, including certain logistics assets that Delek may construct or acquire in the future;

•	Delek’s right of first refusal to purchase our assets that serve Delek’s refineries and our Paline Pipeline System;

•

an indemnity by Delek for certain environmental and other liabilities, and our obligation to indemnify Delek for liabilities associated with the operation of our assets after the closing of this offering and for environmental liabilities related to our assets to the extent Delek is not required to indemnify us for such liabilities; and

•	Delek’s agreement to reimburse us for certain maintenance capital and other expenditures related to our initial assets for a period of five years after the closing of this offering.

So long as Delek controls our general partner, the omnibus agreement will remain in full force and effect. If Delek ceases to control our general partner, either Delek or we may terminate the omnibus agreement, provided that the indemnification obligations under the omnibus agreement will remain in full force and effect in accordance with their terms.

Payment of Administrative Fee. We will pay Delek an administrative fee, initially in the amount of $2.7 million per year (prorated for the first year of services), payable in equal monthly installments, for the provision of various centralized corporate services for our benefit, including executive management services of Delek employees who devote less than 50% of their time to our business, financial and administrative services, information technology services, legal services, health, safety and environmental services, human resources services and insurance administration. In addition, we also will reimburse Delek for allocated expenses of personnel who devote 50% or more of their time performing services for our benefit. This fee and reimbursement will be in addition to reimbursement of our general partner and its affiliates for certain costs and expenses incurred on our behalf for managing and controlling our business and operations as required by our partnership agreement. The omnibus agreement provides that the administrative fee may be adjusted annually, commencing on the second year following this offering, by a percentage equal to the change in the consumer price index or to reflect any increase or decrease in the cost of providing such services to us due to changes in any law, rule or regulation applicable to us or Delek. In addition, our general partner may agree on our behalf to increases in the administrative fee in connection with expansions of our operations through the acquisition or construction of new assets or businesses. Please read “Risk Factors—Risks Inherent in an Investment in Us” and “Conflicts of Interest and Duties—Conflicts of Interest—We reimburse the general partner and its affiliates for expenses.”

Noncompetition. Delek will agree, and will cause its subsidiaries to agree, not to own, operate, engage in, acquire or invest in any business that owns or operates crude oil or refined products pipelines, terminals or storage facilities in the United States. This restriction will not apply to:

•	any assets owned by Delek at the closing of this offering (including replacements or expansions of those assets);

•	any assets acquired or constructed by Delek that are within, substantially dedicated to, or an integral part of any refinery owned, acquired or constructed by Delek;

•	any asset or business that Delek acquires or constructs that has a fair market value of less than $5.0 million;

•

any asset or business that Delek acquires or constructs that has a fair market value of $5.0 million or more (other than assets within, substantially dedicated to, or an integral part of any refinery owned, acquired or constructed by Delek), if we have been offered the opportunity to purchase the asset or business for fair market value, and we decline to do so or if certain exceptions apply;

•	the purchase and ownership of a non-controlling interest in any publicly traded entity; and

•	the ownership of the equity interests in us, our general partner and our affiliates.

Right of First Offer. Under the omnibus agreement, if Delek decides to sell, transfer or otherwise dispose of any of the assets listed below (other than (i) to an affiliate who agrees to be bound by the right of first offer, (ii) in connection with the sale, transfer or other disposal by Delek of the related refinery or (iii) in connection with the foreclosure on such asset by any lenders under any credit arrangements of Delek in effect on the date of the closing of this offering), Delek will provide us with the opportunity to make the first offer to it, in each case for a 10-year period following the closing of this offering:

•

Tyler Refinery Refined Products Terminal. Located at the Tyler refinery, this terminal consists of a truck loading rack with three loading bays supplied by pipeline from storage tanks located at the refinery. Total throughput capacity for the terminal is estimated to be approximately 76,000 bpd, with all of the refined products output of the Tyler refinery throughput at this terminal for the year ended December 31, 2011.

•	Tyler Storage Tanks. Located in Tyler, Texas adjacent to the Tyler refinery, these 86 storage tanks have an aggregate active shell capacity of approximately 1.8 million barrels.

•

El Dorado Refined Products Terminal. Located at the El Dorado refinery, this terminal consists of a truck loading rack supplied by pipeline from storage tanks located at the refinery. Total throughput capacity for the terminal is estimated to be approximately 22,000 bpd, with approximately 9,600 bpd of refined products throughput for the year ended December 31, 2011.

•	El Dorado Storage Tanks. Located at Sandhill Station and adjacent to the El Dorado refinery, these storage tanks have an aggregate active shell capacity of approximately 2.2 million barrels.

Our decision to make any offer will require the approval of the conflicts committee of the board of directors of our general partner.

In addition, the omnibus agreement provides that if we do not purchase an asset that Delek acquires or constructs that has a fair market value of $5.0 million or more pursuant to the provision described in the fifth bullet point under “—Noncompetition” above, such assets will also be subject to our right of first offer until the tenth anniversary of the closing of this offering.

The consummation and timing of any acquisition by us of the assets covered by our right of first offer will depend on, among other things, Delek’s decision to sell an asset covered by our right of first offer, our ability to reach an agreement with Delek on price and other terms and our ability to obtain financing on acceptable terms. Accordingly, we can provide no assurance whether, when or on what terms we will be able to successfully consummate any future acquisitions pursuant to our right of first offer, and Delek is under no obligation to accept any offer that we may choose to make.

Right of First Refusal. The omnibus agreement also contains the terms under which Delek will have a right of first refusal to purchase our assets that serve its refineries, including the Lion Pipeline System, the SALA Gathering System, the East Texas Crude Logistics System, the Big Sandy terminal, the Memphis terminal and the Paline Pipeline System. Before we enter into any contract to sell such assets, we must give written notice of the terms of such proposed sale to Delek. The notice must set forth the name and address of the proposed third party purchaser, the assets to be sold, the purchase price, reasonable detail concerning any non-cash portion of the consideration and our estimate of the fair market value of such consideration and all other material terms and conditions of the offer. To the extent the third party offer consists of consideration other than cash (or in addition to cash), the purchase price shall be deemed equal to the amount of any such cash plus the fair market value of such non-cash consideration, determined as set forth in the omnibus agreement. Delek will then have the sole and exclusive option for a period of 60 days (subject to extension in certain circumstances) following receipt of such notice to purchase the subject assets on the terms specified in the notice.

In addition, the omnibus agreement contains the terms under which Delek will have a right of first refusal to enter into an agreement with respect to all or a portion of the capacity of the Paline Pipeline System’s 185-mile, 10-inch crude oil pipeline running between Longview and Nederland, Texas following the termination of our current contract with a major integrated oil company. Please read “Business—Our Commercial Agreements—Paline Pipeline Capacity Reservation” for more information regarding our contract with this customer. Before we enter into a contract with a third party for all or a portion of this capacity, we must give written notice of the terms of such proposed contract to Delek. The notice must set forth the name and address of the proposed third party customer, the portion of the capacity subject to the proposal, the shipping price proposed by the third party and any material terms, conditions and details as would be necessary for Delek to determine whether to exercise its right of first refusal. Delek will then have the sole and exclusive option for a period of 30 days following receipt of such notice to contract for such capacity on the terms specified in the notice.

The omnibus agreement provides that the right of first offer and the rights of first refusal described above will cease to apply to any party to the agreement, and such party will have no right of first offer or right of first refusal if such party institutes any proceeding or voluntary case seeking to adjudicate it a bankrupt or insolvent, or seeking dissolution, liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors, or a similar event occurs. Additionally, the omnibus agreement provides that upon a continuing default under our credit facility, Delek may not exercise the rights of first refusal described above and upon a continuing default under the Leumi Note, the IDB Note or the Term Loan Facility, we may not exercise the right of first offer described above.

Indemnification. Under the omnibus agreement, Delek will indemnify us for all liabilities arising out of any violation of environmental laws and any environmental condition or event associated with the operation of our assets and occurring before the closing of this offering. Indemnification for environmental liabilities will be limited to certain specified liabilities and any liabilities identified prior to the fifth anniversary of the closing of this offering, and will be subject to a $250,000 aggregate annual deductible before we are entitled to indemnification for losses incurred in any calendar year. Delek will also indemnify us for certain defects in title to the assets contributed to us and failure to obtain certain consents and permits necessary to conduct our business, in each case that are identified prior to the fifth anniversary of the closing of this offering, subject to a $250,000 aggregate annual deductible before we are entitled to indemnification for losses incurred in any calendar year.

Delek will also indemnify us for liabilities relating to:

•

the assets contributed to us, other than environmental liabilities, that arise out of the ownership or operation of the assets prior to the closing of this offering and that are asserted during the period ending on the tenth anniversary of the closing of this offering;

•	legal actions related to the assets contributed to us that are currently pending against Delek;

•	events and conditions associated with any assets retained by Delek; and

•	the failure to obtain any necessary consents from certain state regulatory authorities related to the conveyance of pipelines located in such states;

•	all federal, state and local income tax liabilities attributable to the ownership or operation of the contributed assets prior to the closing of this offering.

We have agreed to indemnify Delek for events and conditions associated with the operation of our assets that occur after the closing of this offering and for environmental liabilities related to our assets to the extent Delek is not required to indemnify us as described above.

Reimbursement of Maintenance Capital and Other Expenditures. Delek has agreed to reimburse us for any operating expenses in excess of $500,000 per year that we incur for inspections, maintenance and repairs to any of the storage tanks contributed to us by Delek that are necessary to comply with DOT pipeline integrity management rules and certain American Petroleum Institute storage tank standards for five years after the closing of this offering. In addition, Delek has agreed to reimburse us for any costs in excess of $1.0 million per event (net of any insurance recoveries), up to $20.0 million per event, that we incur for the clean up or repair of a condition caused by the failure, during the first five years after the closing of this offering, of any assets contributed to us by Delek. Furthermore, for each of (i) the twelve months ending September 30, 2013 and

(ii) each calendar year after the closing of this offering through December 31, 2017, Delek will reimburse us for all non-discretionary maintenance capital expenditures, other than those required to comply with applicable environmental laws and regulations, in excess of $3.0 million for such twelve month period and per calendar year that we make with respect to the assets contributed to us by Delek for which we have not been reimbursed as described in the preceding sentence. Delek’s reimbursement obligations will not survive any termination of the omnibus agreement.

In addition to these reimbursement obligations, Delek has agreed to reimburse us for capital expenditures in connection with certain capital improvements that are currently in progress and are expected to be in progress upon the closing of this offering. We are currently constructing an addition to our Lion Pipeline System to transport crude oil from a rail delivery adjacent to the El Dorado refinery to that refinery. Delek has agreed to reimburse us for the cost of constructing this pipeline, which is expected to be approximately $2.7 million. Delek has also agreed to reimburse us for the remaining cost to complete our reversal of the Paline Pipeline System, which is expected to be less than $2.0 million, and the cost of capital improvements necessary to enable bi-directional flow on our Nettleton pipeline, which is expected to be approximately $1.0 million.

License of Name and Trademark. Delek will grant us a nontransferable, nonexclusive, royalty free right and license to use the name “Delek,” and any other trademarks owned by Delek that contain the name “Delek,” for as long as Delek controls our general partner.

Operation and Management Services Agreement

Our general partner will operate our business on our behalf and will be entitled under our partnership agreement to be reimbursed for the cost of providing those services. Upon the closing of this offering, our general partner will enter into an operational and management services agreement with Delek, pursuant to which our general partner will use employees of Delek to provide operational and management services with respect to our pipelines, storage and terminalling facilities and related assets, including operating and maintaining flow and pressure control, maintaining and repairing our pipelines, storage and terminalling facilities and related assets, conducting routine operational activities, and managing transportation and logistics, contract administration, crude oil and refined product measurement, database mapping, rights-of-way, materials, engineering support and such other services as our general partner and Delek may mutually agree upon from time to time. We and/or our general partner will reimburse Delek for its costs incurred in providing such services under the operation and management services agreement.

The operation and management services agreement will terminate upon the termination of the omnibus agreement. If a force majeure event prevents a party from carrying out its obligations (other than to make payments due) under the agreement, such obligations, to the extent affected by force majeure, will be suspended during the continuation of the force majeure event. These force majeure events include acts of God, strikes, lockouts or other industrial disturbances, acts of the public enemy, wars, blockades, insurrections, riots, storms, floods, washouts, arrests, the order of any court or governmental authority, civil disturbances, explosions, breakage, accident to machinery, storage tanks or pipelines, inability to obtain or unavoidable delay in obtaining material or equipment, and any other causes not reasonably within the control of the party claiming suspension and which by the exercise of due diligence such party is unable to prevent or overcome.

Under the agreement, Delek will indemnify our general partner and us from any claims, losses or liabilities incurred by our general partner and us, including third party claims, arising from Delek’s performance of the agreement to the extent caused by Delek’s gross negligence or willful misconduct. Our general partner will indemnify Delek from any claims, losses or liabilities incurred by Delek, including any third-party claims, arising from Delek’s performance of the agreement, except to the extent such claims, losses or liabilities are caused by Delek’s gross negligence or willful misconduct. Neither party is liable for any consequential, incidental or punitive damages under the agreement. Neither party may assign its rights or obligations under the agreement without the prior written consent of the other party, except that we may make a collateral assignment of this agreement solely to secure financing.

Commercial Agreements with Delek

In connection with the closing of this offering, we will enter into long-term, fee-based commercial agreements with certain wholly owned subsidiaries of Delek pursuant to which we will provide various pipeline transportation, terminal distribution, storage and marketing services. Each of these agreements with Delek will include minimum volume commitments and, in some cases, a fixed monthly storage fee.

Fees under each agreement are payable by the applicable Delek subsidiary monthly. If the applicable Delek subsidiary fails to meet or exceed the minimum volume commitment during any calendar quarter, the applicable Delek subsidiary will be required to make a shortfall payment quarterly to us equal to the volume of the shortfall multiplied by the applicable fee. Carry-over of any volumes in excess of such commitment to any subsequent quarter is not permitted.

Each of our commercial agreements with Delek, other than the marketing agreement, will have an initial term of five years, which may be extended at the option of the applicable Delek subsidiary for up to two additional five-year terms. Additionally, each of our commercial agreements with Delek will not terminate in the event of a change of control of our general partner.

Prior to the second anniversary of the closing of this offering, the applicable Delek subsidiary is not permitted to suspend or reduce its obligations under the applicable agreement in connection with the shutdown of the applicable Delek refinery served under such agreement for any reason other than certain force majeure events, including for scheduled turnarounds or other regular servicing or maintenance. After the second anniversary of the closing of this offering, if the applicable Delek subsidiary decides to permanently or indefinitely suspend refining operations at the El Dorado or Tyler refinery, as the case may be, for a period that will continue for at least twelve consecutive months, then the applicable Delek subsidiary may terminate the agreement on no less than twelve months’ prior written notice to us, which notice period may run concurrently with the twelve-month suspension period described above. During the twelve-month notice period, the applicable Delek subsidiary will continue to owe shortfall payments for any calendar quarter in which it does not throughput aggregate volumes at least equal to its minimum throughput commitment; provided, however, that under each commercial agreement with Delek other than the marketing agreement, we and the applicable Delek subsidiary may agree to terminate the agreement prior to the expiration of the twelve-month notice period in order for us to enter into a new agreement with any third party.

If a force majeure event occurs that renders either party unable to perform its obligations under the agreement, such party must provide the other party with written notice of the force majeure event and identify the approximate length of time the affected party believes that force majeure event will continue. Until the third anniversary of the closing of this offering, if a force majeure event occurs, the applicable Delek subsidiary will continue to be required to make shortfall payments to us unless the force majeure event affects our ability to perform the services we are required to perform under the agreement; however, if the force majeure affects our ability to perform, the term of the agreement will be extended by the length of such force majeure (up to one year). After the third anniversary of the closing of this offering, the obligations of each party will be suspended to the extent affected by force majeure unless the agreement is terminated as provided in the following two sentences. Beginning on the third anniversary of the closing of this offering, if the affected party believes that a force majeure event will continue for twelve consecutive months or more, then either party will have the right to terminate the agreement to the extent affected by the force majeure on no less than twelve months’ prior written notice to the other party; provided, however, that under each commercial agreement with Delek other than the marketing agreement, we and the applicable Delek subsidiary may agree to terminate the agreement to the extent affected by the force majeure event prior to the expiration of the twelve-month notice period in order for us to enter into a new agreement with any third party. Notwithstanding the immediately preceding sentence, the applicable Delek subsidiary will have the right, prior to the effectiveness of the force majeure termination notice, to elect to continue making shortfall payments and we will not be permitted to terminate the applicable agreement for so long as the applicable Delek subsidiary continues to make such shortfall payments.

Pipelines and Storage Facilities Agreement (Lion Pipeline System)

Upon the closing of this offering, we will enter into a pipelines and storage facilities agreement with Lion Oil under which we will provide transportation and storage services to the El Dorado refinery. Under the pipelines and storage facilities agreement, Lion Oil will be obligated to throughput aggregate volumes on the pipelines of our Lion Pipeline System and our SALA Gathering System as follows:

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Lion Pipeline System. The minimum throughput commitment will be an aggregate of 46,000 bpd (on a quarterly average basis) of crude oil shipped on the El Dorado, Magnolia and rail connection pipelines, other than crude oil volumes gathered on our SALA Gathering System, at a tariff rate of $0.85 per barrel. For the El Dorado refined product pipelines, the minimum throughput commitment will be an aggregate of 40,000 bpd (on a quarterly average basis) of diesel or gasoline shipped on these pipelines at a tariff rate of $0.10 per barrel.

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SALA Gathering System. The minimum throughput commitment will be an aggregate of 14,000 bpd (on a quarterly average basis) of crude oil transported on the SALA Gathering System at a tariff rate of $2.25 per barrel. Volumes gathered on the SALA Gathering System will not be subject to an additional fee for transportation on our Lion Pipeline System to the El Dorado refinery.

For a discussion of a third party’s involvement in this agreement, please read “El Dorado Refinery Crude Oil and Refined Products Supply and Offtake Arrangement.”

We are required to maintain the capabilities of our Lion Pipeline System such that Lion Oil may throughput at least 30,000 bpd (Magnolia Pipeline System), 60,000 bpd (El Dorado crude oil pipeline), 25,000 bpd (El Dorado gasoline pipeline) and 25,000 bpd (El Dorado diesel pipeline), in each case on a quarterly average basis, of crude oil or refined products, as the case may be, on the applicable pipeline and to maintain the SALA Gathering System and the rail connection pipeline in good working order. To the extent that (i) Lion Oil is prevented from throughputting at least such volumes on the Magnolia Pipeline System, on a quarterly average basis, for more than 30 days per year as a result of our failure to maintain capacities and (ii) the aggregate throughput capacity of the Magnolia Pipeline System and the El Dorado crude oil pipeline is less than 46,000 bpd, on a quarterly average basis, then Lion Oil’s aggregate throughput commitments for these pipelines will be reduced proportionately to the extent of the difference between such aggregate minimum throughput capacity and the actual available aggregate throughput capacity, prorated for the portion of the quarter during which throughput capacity was unavailable. With respect to the El Dorado crude oil pipeline and the El Dorado refined products pipelines, to the extent that Lion Oil is prevented from throughputting at least such volumes, on a quarterly average basis, for more than 30 days per year as a result of our failure to maintain capacities, its applicable minimum throughput commitment will be reduced proportionately to the extent of the difference between such capacity level and the actual available throughput capacity, prorated for the portion of the quarter during which throughput capacity was unavailable. Such reductions would occur even if actual throughput amounts were below the minimum volume commitment at such time.

The tariff rates described above will be adjusted on July 1 of each year, beginning on July 1, 2013, by the amount of any change in the FERC oil pipeline index. In the event that such adjustment results in a tariff rate below the initial tariff rate in effect at the closing of this offering, Delek has agreed to support any change to the tariff rate to increase the tariff rate to the initial tariff rate in effect at the closing of this offering. The tariff rates described above also presume that the relevant tariffs are filed with the FERC, and that such tariffs are not challenged or subsequently altered by FERC order.

Under the agreement, we will be responsible for any volumetric losses in excess of 0.25%, and Lion Oil will be responsible for any volumetric losses up to 0.25% and entitled to any volumetric gains.

During the term of the agreement, we will not be permitted to change the direction of any pipeline in the Lion Pipeline System or change, alter or modify the origin or destination or the product service of our pipeline operations without Lion Oil’s prior written consent, which may not be unreasonably withheld. Additionally, if new laws or regulations are adopted that require us to make substantial and unanticipated capital expenditures (other than maintenance capital expenditures), we may seek authorization from the FERC to increase our tariff rates to recover such expenditures. In such case, we and Lion Oil will negotiate in good faith to reach a rate. If we and Lion Oil are able to agree to a rate, we will file the rate change with the FERC. If we and Lion Oil are unable to agree to a rate, we reserve the right to file a cost-based rate increase with the FERC to recover such capital expenditures.

In addition, Lion Oil may request that we reverse the direction of any of the pipelines in the Lion Pipeline System and is entitled to designate capital improvements to the pipelines and facilities. If we determine to proceed with any proposed pipeline reversal or capital improvement requested or designated by Lion Oil, we and Lion Oil will negotiate an increase in the applicable tariff rate in good faith to cover any required expenditures. If we and Lion Oil are able to agree to a rate, we will file the rate change with the FERC. If we and Lion Oil are unable to agree to a rate, we reserve the right to file a cost-based rate increase with the FERC to recover such capital expenditures or not to proceed with such reversal or capital improvement.

The agreement will have an initial term of five years and may be extended, at Lion Oil’s option, for up to two additional five-year terms.

A party will be in default under the agreement if (i) such party fails to pay when due amounts owed under the agreement; (ii) such party fails to perform any material obligation or covenant under the agreement, if not cured within ten business days; (iii) such party breaches any representation or warranty under the agreement in any material respect, if not cured within ten business days; or (iv) such party becomes insolvent, declares bankruptcy or takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, a similar proceeding. Additionally, we will be in default if we fail to complete maintenance of the storage tanks within the stated time under the agreement or allow to exist any liens, subject to specified exceptions, on the crude oil or products in our pipelines or tanks. If an event of default occurs and is continuing, the non-defaulting party will have the right to terminate the agreement. Additionally, if we are the defaulting party, Lion Oil will be entitled to suspend its payment and other obligations under the agreement and Lion Oil or its designee may reclaim any of its refined products or crude oil in our possession.

The agreement may be assigned by us or Lion Oil only with the other party’s prior written consent, except that Lion Oil may assign this agreement without our prior written consent in connection with a sale of the El Dorado refinery, and we or any of our subsidiaries that are parties to the agreement may assign our or such subsidiary’s rights and obligations under the agreement without Lion Oil’s prior written consent in connection with our sale of our or such subsidiary’s pipelines and tanks, in each case, if the transferee agrees to assume all of the assigning party’s obligations under the agreement and, in the reasonable judgment of the assigning party, is financially and operationally capable of fulfilling the assigning party’s obligations under the agreement. We and Lion Oil may also make a collateral assignment of the agreement solely to secure financing. In addition, we may not assign this agreement to one of Lion Oil’s competitors, as determined in good faith by Lion Oil. We also have the right to assign certain of our rights under this agreement as described in “—El Dorado Refinery Crude Oil and Refined Products Supply and Offtake Agreement.”

Under the agreement, we will indemnify Lion Oil and certain of its affiliates for any losses or liabilities (including reasonable attorneys’ fees and other fees, court costs or disbursements) arising out of (i) any breach by us of a covenant or agreement or any representation or warranty under the agreement; (ii) our failure to comply with any applicable law; or (iii) personal injury or property damage caused by us or our agents in the exercise of any rights thereunder or the handling of crude oil or refined products thereunder, except to the extent caused by the gross negligence or willful misconduct of the party seeking indemnification.

Lion Oil will indemnify us and certain of our affiliates for any losses or liabilities (including reasonable attorneys’ fees and other fees, court costs or disbursements) arising out of (i) any breach by it of a covenant or agreement or any representation or warranty under the agreement; (ii) any failure by it to comply with any applicable law; or (iii) any personal injury or property damage caused by it or its agents in the exercise of any rights thereunder or the handling of crude oil or refined products thereunder, except to the extent caused by the gross negligence or willful misconduct of the party seeking indemnification. Recoveries by either party under the indemnity will be net of any insurance proceeds actually received by such party.

Pipelines and Tankage Agreement (East Texas Crude Logistics)

Upon the closing of this offering, we will enter into a pipelines and tankage agreement with Delek Refining under which we will provide crude oil transportation and storage services for the Tyler refinery. Under the pipelines and tankage agreement, Delek Refining will be obligated to throughput aggregate volumes of crude oil of at least 35,000 bpd, calculated on a quarterly average basis, on our East Texas Crude Logistics System for a transportation fee of $0.40 per barrel. For any volumes in excess of 50,000 bpd, calculated on a quarterly average basis, Delek Refining will be required to pay an additional fee of $0.20 per barrel. In addition, Delek Refining will pay a storage fee of $250,000 per month for the use of our crude oil storage tanks along our East Texas Crude Logistics system. The throughput fees and the storage fee are subject to increase or decrease on July 1 of each year, beginning on July 1, 2013, by the amount of any change in the FERC oil pipeline index; provided, however, that the fees will not be adjusted below the initial amount.

We are required to maintain the capabilities of our East Texas Crude Logistics System such that Delek Refining may throughput at least 47,000 bpd, on a quarterly average basis, and store at least 600,000 barrels of crude oil. To the extent that Delek Refining is prevented from throughputting at least 47,000 bpd, on a quarterly average basis, or storing at least 600,000 barrels of crude oil for more than 30 days per year, as a result of our failure to maintain such capacities its minimum throughput commitment will be reduced proportionately and prorated for the portion of the quarter during which throughput capacity was unavailable, and/or the storage fee will be reduced by $0.4167 for each barrel by which 600,000 barrels exceeds the actual storage capacity, prorated for the portion of the month during which the storage capacity was unavailable. Such reduction would occur even if actual throughput or storage amounts were below the minimum volume commitment levels.

Under the agreement, we will be responsible for any volumetric losses in excess of 0.25%, and Delek Refining will be responsible for any volumetric losses up to 0.25% and entitled to any volumetric gains.

During the term of the agreement, we will not be permitted to change the direction of either pipeline in our East Texas Crude Logistics system or change, alter or modify the origin or destination or the product service of our pipeline operations without Delek Refining’s prior written consent, which may not be unreasonably withheld. Additionally, if new laws or regulations are adopted that require us to make substantial and unanticipated capital expenditures (other than maintenance capital expenditures), we and Delek Refining will renegotiate in good faith the fees under the agreement to compensate us for the incremental expenditures.

In addition, Delek Refining may request that we make capital improvements to the pipelines or the storage tanks subject to such agreement. For any requested capital improvement, Delek Refining will send us a written proposal which will include the details of the proposed project. We may then choose to construct the capital improvement at our own expense in exchange for additional throughput and storage fees payable by Delek Refining sufficient to provide us with a rate of return equal to prime rate plus an agreed-upon rate of return (taking into account anticipated increased cash flows generated from such capital improvement). In addition, we and Delek Refining will agree to appropriate modifications to any minimum volume commitments or storage fees provided for in the agreement. Delek Refining will be required to continue paying the additional monthly fee if it terminates the agreement other than in connection with a breach of the agreement by us or a force majeure event affecting our ability to provide service under the agreement. If we do not make any requested capital improvement, Delek Refining may complete such capital improvement itself provided that the project will not have a material adverse impact on our operations under the agreement or the efficiency of our applicable pipelines or storage tanks or result in any material additional unreimbursed costs to us. We will own any capital improvements made by us, and Delek Refining will own any capital improvements made by it.

The agreement permits us to provide transportation and storage services to third parties. However, the provision of such services will not be permitted unless such services are not reasonably likely to negatively affect Delek Refining’s ability to use the pipelines and tanks in our East Texas Crude Logistics System in accordance with the agreement. Prior to entering into an agreement with a third party, we will be required to obtain Delek Refining’s written consent, not to be unreasonably withheld. If we enter into a storage agreement with a third party, the storage fee payable by Delek Refining will be reduced by $0.4167 per barrel of storage capacity made available to the third party that reduces the storage capacity available to Delek Refining below 600,000 bbls.

The agreement will have an initial term of five years and may be extended, at Delek Refining’s option, for up to two additional five-year terms. If Delek Refining does not exercise its renewal option, we will have the right to enter into new agreements with third parties that would commence upon the expiration of the agreement. However, until the pipelines and tankage agreement is terminated, Delek Refining will have the right to enter into a new agreement with us on commercial terms that substantially match the terms upon which we propose to enter into any such agreements with third parties. The agreement is terminable by either party in the event of a material breach of any provision thereof by the other party that remains uncured for 15 days.

The agreement may be assigned by us or Delek Refining only with the other party’s prior written consent, except that Delek Refining may assign this agreement without our prior written consent in connection with a sale of the Tyler refinery and we may assign this agreement without Delek Refining’s prior written consent in connection with our sale of all or substantially all of the pipelines and tanks in our East Texas Crude Logistics system, in each case, if the transferee agrees to assume all of the assigning party’s obligations under the agreement and, in the reasonable judgment of the assigning party, is financially and operationally capable of fulfilling the assigning party’s obligations under the agreement. We and Delek Refining may also make a collateral assignment of the agreement solely to secure financing. In addition, we may not assign this agreement to one of Delek Refining’s competitors, as determined in good faith by Delek Refining.

Under the agreement, we will indemnify Delek Refining and certain of its affiliates for any losses or liabilities (including reasonable attorneys’ fees and other fees, court costs or disbursements) arising out of (i) any breach by us of a covenant or agreement or any representation or warranty under the agreement; (ii) our failure to comply with any applicable law; or (iii) personal injury or property damage caused by us or our agents in the exercise of any rights thereunder or the handling of crude oil thereunder, except to the extent caused by the gross negligence or willful misconduct of the party seeking indemnification.

Delek Refining will indemnify us and certain of our affiliates for any losses or liabilities (including reasonable attorneys’ fees and other fees, court costs or disbursements) arising out of (i) any breach by it of a covenant or agreement or any representation or warranty under the agreement; (ii) any failure by it to comply with any applicable law; or (iii) any personal injury or property damage caused by it or its agents in the exercise of any rights thereunder or the handling of crude oil thereunder, except to the extent caused by the gross negligence or willful misconduct of the party seeking indemnification. Recoveries by either party under the indemnity will be net of any insurance proceeds actually received by such party.

East Texas Marketing Agreement

Upon the closing of this offering, we will enter into a marketing agreement with Delek Refining under which we will agree to market 100% of the output of the Tyler refinery, other than jet fuel and petroleum coke. This agreement will replace the current marketing agreement between Delek Refining and our predecessor. Under the marketing agreement, Delek Refining will be obligated to make available to us for marketing and sale at the Tyler refinery and/or our Big Sandy terminal an aggregate amount of refined products of at least 50,000 bpd, calculated on a quarterly average basis. In exchange for our marketing services, Delek Refining will pay us a base fee of $0.5964 per barrel of products it sells. In addition, Delek Refining has agreed to pay us 50% of the margin, if any, above an agreed base level generated on the sale as an incentive fee, provided that the incentive fee will be not less than $175,000 nor greater than $500,000 per quarter. The contract structure mirrors the structure in place historically between our predecessor and Delek pursuant to which we generated a total fee of approximately $0.66 per barrel for the year ended December 31, 2011, reflecting the base fee under the prior agreement of $0.5334 per barrel and the incentive fee structure under the prior agreement. Under our marketing agreement, the base fee will be subject to increase or decrease on July 1 of each year, beginning on July 1, 2013, by the amount of the change in the consumer price index; provided, however, that the base fee will not be adjusted below the initial amount.

The base fee and the incentive fee are payable by Delek Refining monthly. If Delek Refining fails to make available a volume of refined products equal to or exceeding the minimum volume commitment during any calendar quarter, Delek Refining will be required to pay us a shortfall payment quarterly equal to the volume of the shortfall multiplied by the base fee. Carry-over of any volumes in excess of the minimum volume commitment to any subsequent quarter is not permitted.

The agreement will have an initial term of 10 years and will automatically extend for additional one-year periods unless either party gives notice of termination at least 10 months prior to the end of the then-current term. The agreement is terminable by either party in the event of a material breach of any provision thereof by the other party that remains uncured for 15 days.

The agreement may be assigned by us or Delek Refining only with the other party’s prior written consent, except that Delek Refining may assign this agreement without our prior written consent in connection with its sale of the Tyler refinery and we may assign this agreement without Delek Refining’s prior written consent in connection with our sale of all or substantially all of Delek Marketing’s assets, in each case, if the transferee agrees to assume all of the assigning party’s obligations under the agreement and, in the reasonable judgment of the assigning party, is financially and operationally capable of fulfilling the assigning party’s obligations under the agreement. We and Delek Refining may also make a collateral assignment of the agreement solely to secure financing. In addition, we may not assign this agreement to one of Delek Refining’s competitors, as determined in good faith by Delek Refining.

Under the agreement, we will indemnify Delek Refining and certain of its affiliates for any losses or liabilities (including reasonable attorneys’ fees and other fees, court costs or disbursements) arising out of (i) any breach by us of a covenant or agreement or any representation or warranty under the agreement; (ii) our failure to comply with any applicable law; or (iii) personal injury or property damage caused by us or our agents in the exercise of any rights thereunder or the handling of refined products thereunder, except to the extent caused by the gross negligence or willful misconduct of the party seeking indemnification.

Delek Refining will indemnify us and certain of our affiliates for any losses or liabilities (including reasonable attorneys’ fees and other fees, court costs or disbursements) arising out of (i) any breach by it of a covenant or agreement or any representation or warranty under the agreement; (ii) any failure by it to comply with any applicable law; or (iii) any personal injury or property damage caused by it or its agents in the exercise of any rights thereunder or the handling of refined products thereunder, except to the extent caused by the gross negligence or willful misconduct of the party seeking indemnification. Recoveries by either party under the indemnity will be net of any insurance proceeds actually received by such party.

Terminalling Services Agreement (Big Sandy Terminal)

Upon the closing of this offering, we will enter into a terminalling services agreement with Delek Refining under which we will provide Delek Refining exclusive use of our Big Sandy terminal. Under the terminalling services agreement, Delek Refining will be obligated to throughput aggregate volumes of refined products of at least 5,000 bpd, calculated on a quarterly average basis, for a terminalling service fee of $0.50 per barrel. In addition, Delek Refining will pay a storage fee of $50,000 per month. We also will perform such additional ancillary services as are requested by Delek Refining for the rates set forth in the agreement or as we otherwise agree. All fees under the agreement are subject to increase or decrease on July 1 of each year, beginning on July 1, 2013, by the amount of any change in the FERC oil pipeline index; provided, however, that the fees will not be adjusted below the initial amount. Additionally, if new laws or regulations are adopted that require us to make substantial and unanticipated capital expenditures (other than maintenance capital expenditures), we and Delek Refining will renegotiate in good faith the fees under the agreement to compensate us for the incremental expenditures.

Although we have completed the capital improvements necessary to resume operations at our Big Sandy terminal, which has been idle since 2008, we will be unable to operate the terminal until a third party pipeline returns to service. We are in discussions with the owner of the pipeline regarding the necessary repairs, and although we do not control the repairs and cannot assure you they will be completed, we expect the repairs to be completed by the end of 2012. Under the terminalling services agreement with Delek Refining for the Big Sandy terminal, Delek Refining has agreed to pay the minimum required terminalling services fees and the storage fees effective as of the completion of this offering.

We are required to maintain the capabilities of our Big Sandy terminal such that Delek Refining may throughput at least 6,000 bpd, on a quarterly average basis, and store at least 87,000 barrels of refined products. To the extent that Delek Refining is prevented from throughputting at least 6,000 bpd, on a quarterly average basis, or storing at least 87,000 barrels of refined products for more than 30 days per year as a result of our failure to maintain such capacities, its minimum throughput commitment will be reduced proportionately and prorated for the portion of the quarter during which throughput capacity was unavailable, and/or the storage fee will be reduced by $0.57 for each barrel by which 87,000 barrels exceeds the actual storage capacity, prorated for the portion of the month during which the storage capacity was unavailable. Such reduction would occur even if actual throughput or storage amounts were below the minimum volume commitment levels.

Under the agreement, we will be responsible for any volumetric losses in excess of 0.25%, and Delek Refining will be responsible for any volumetric losses up to 0.25% and entitled to any volumetric gains.

The agreement will have an initial term of five years from the commencement date and may be extended at Delek Refining’s option for up to two additional five-year terms. Each party will have the right to terminate the agreement upon a material breach or default by the other party which remains uncured for 15 days following notice of such breach or default.

The agreement may be assigned by us or Delek Refining only with the other party’s prior written consent, except that Delek Refining may assign this agreement without our prior written consent in connection with its sale of the Tyler refinery and we may assign this agreement without Delek Refining’s prior written consent in connection with our sale of the Big Sandy terminal, in each case, if the transferee agrees to assume all of the assigning party’s obligations under the agreement and is financially and, in the reasonable judgment of the assigning party, operationally capable of fulfilling the assigning party’s obligations under the agreement. We and Delek Refining may also make a collateral assignment of the agreement solely to secure financing. In addition, we may not assign this agreement to one of Delek Refining’s competitors, as determined in good faith by Delek Refining.

Delek Refining may request that we make certain expansion capital expenditures or convert any tank for the storage of a different product, and we will have the right, in our sole discretion, to determine whether to make such expenditures or conversions. In making our determination, we will consider, among other things whether Delek Refining agrees to bear, through adjustments to the applicable fees under the agreement or otherwise, the costs and expenses we incur as a result of such expenditures or conversions. In addition, Delek Refining will have the right to require us to make expansion capital expenditures of up to $250,000 per year, and Delek Refining will be required to reimburse us for any such expansion capital expenditures. We will not be required to undertake any expansion capital project, however, that would adversely affect the operation of the terminal, as determined by us in our reasonable discretion.

Under the agreement, we will indemnify Delek Refining and certain of its affiliates for any losses or liabilities (including reasonable attorneys’ fees and other fees, court costs or disbursements) arising out of (i) any breach by us of a covenant or agreement or any representation or warranty under the agreement; (ii) our failure to comply with any applicable law; or (iii) personal injury or property damage caused by us or our agents in the exercise of any rights thereunder or the handling of refined products thereunder, except to the extent caused by the gross negligence or willful misconduct of the party seeking indemnification.

Delek Refining will indemnify us and certain of our affiliates for any losses or liabilities (including reasonable attorneys’ fees and other fees, court costs or disbursements) arising out of (i) any breach by it of a covenant or agreement or any representation or warranty under the agreement; (ii) any failure by it to comply with any applicable law; or (iii) any personal injury or property damage caused by Delek Refining or its agents in the exercise of any rights thereunder or the handling of refined products thereunder, except to the extent caused by the gross negligence or willful misconduct of the party seeking indemnification. Recoveries by either party under the indemnity will be net of any insurance proceeds actually received by such party.

Terminalling Services Agreement (Memphis Terminal)

Upon the closing of this offering, we will enter into a terminalling services agreement with Lion Oil under which we will provide Lion Oil the exclusive use of our Memphis terminal. For a discussion of a third party’s involvement in this agreement, please read “El Dorado Refinery Crude Oil and Refined Products Supply and Offtake Arrangement.” Under the terminalling services agreement, Lion Oil will be obligated to throughput aggregate volumes of refined products of at least 10,000 bpd, calculated on a quarterly average basis, for a terminalling service fee of $0.50 per barrel. We also will perform such additional ancillary services as are requested by Lion Oil for the rates set forth in the agreement or as we otherwise agree. All fees under the agreement are subject to increase or decrease on July 1 of each year, beginning on July 1, 2013, by the amount of any change in the FERC oil pipeline index.

We are required to maintain the capabilities of our Memphis terminal such that Lion Oil may throughput at least 10,000 bpd, on a quarterly average basis. To the extent that Lion Oil is prevented from throughputting at least 10,000 bpd, on a quarterly average basis, for more than 30 days per year, as a result of our failure to maintain such capacities, its minimum throughput commitment will be reduced by an amount equal to the difference between 10,000 bpd and the actual available throughput capacity, prorated for the portion of the quarter during which throughput capacity was unavailable. Such reduction would occur even if actual throughput were below the minimum volume commitment levels.

Under the agreement, we wil be responsible for any volumetric losses in excess of 0.25%, and Lion Oil will be responsible for any volumetric losses up to 0.25% and entitled to any volumetric gains.

The agreement will have an initial term of five years which may be extended at Lion Oil’s option for up to two additional five-year terms.

A party will be in default under the agreement if (i) such party fails to pay when due amounts owed under the agreement; (ii) such party fails to perform any material obligation or covenant under the agreement, if not cured within ten business days; (iii) such party breaches any representation or warranty under the agreement in any material respect, if not cured within ten business days; or (iv) such party becomes insolvent, declares bankruptcy or takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, a similar proceeding. Additionally, we will be in default if we fail to complete maintenance of the terminal within the stated time under the agreement or allow to exist any liens, subject to specified exceptions, on the products at the terminal. If an event of default occurs and is continuing, the non-defaulting party will have the right to terminate the agreement. Additionally, if we are the defaulting party, Lion Oil will be entitled to suspend its payment and other obligations under the agreement and Lion Oil or its designee may reclaim any of its refined products in our possession.

The agreement may be assigned by us or Lion Oil only with the other party’s prior written consent, except that Lion Oil may assign this agreement without our prior written consent in connection with a sale of the

El Dorado refinery and we may assign this agreement without Lion Oil’s prior written consent in connection with our sale of the Memphis terminal, in each case, if the transferee agrees to assume all of the assigning party’s obligations under the agreement and, in the reasonable judgment of the assigning party, is financially and operationally capable of fulfilling the assigning party’s obligations under the agreement. We and Lion Oil may also make a collateral assignment of the agreement solely to secure financing. In addition, we may not assign this agreement to one of Lion Oil’s competitors, as determined in good faith by Lion Oil. We also have the right to assign certain of our rights under this agreement as described in “—El Dorado Refinery Crude Oil and Refined Products Supply and Offtake Agreement.”

Lion Oil may request that we make certain expansion capital expenditures or convert any tank for the storage of a different product, and we will have the right, in our sole discretion, to determine whether to make such expenditures or conversions. In making our determination, we will consider, among other things whether Lion Oil agrees to bear, through adjustments to the applicable fees under the agreement or otherwise, the costs and expenses we incur as a result of such expenditures or conversions. In addition, Lion Oil will have the right to require us to make expansion capital expenditures of up to $250,000 per year, and Lion Oil will be required to reimburse us for any such expansion capital expenditures. We will not be required to undertake any expansion capital project, however, that would adversely affect the operation of the terminal, as determined by us in our reasonable discretion.

Under the agreement, we will indemnify Lion Oil and certain of its affiliates for any losses or liabilities (including reasonable attorneys’ fees and other fees, court costs or disbursements) arising out of (i) any breach by us of a covenant or agreement or any representation or warranty under the agreement; (ii) any failure to comply with any applicable law; or (iii) personal injury or property damage caused by us or our agents in the exercise of any rights thereunder or the handling of refined products thereunder, except to the extent caused by the gross negligence or willful misconduct of the party seeking indemnification.

Lion Oil will indemnify us and certain of our affiliates for any losses or liabilities (including reasonable attorneys’ fees and other fees, court costs or disbursements) arising out of (i) any breach by it of a covenant or agreement or any representation or warranty under the agreement; (ii) any failure by it to comply with any applicable law; or (iii) any personal injury or property damage caused by Lion Oil or its agents in the exercise of any rights thereunder or the handling of refined products thereunder, except to the extent caused by the gross negligence or willful misconduct of the party seeking indemnification. Recoveries by either party under the indemnity will be net of any insurance proceeds actually received by such party.

El Dorado Refinery Crude Oil and Refined Products Supply and Offtake Arrangement

Pursuant to a supply and offtake arrangement among Delek, Lion Oil, J. Aron & Company, or Aron, and certain other parties, Aron acquires and holds title to crude oil and refined products transported on our Lion Pipeline System and SALA Gathering System or terminalled in our Memphis terminal, and Aron has agreed to sell the crude oil and refined products to Lion Oil. Under our agreements with Lion Oil relating to the Lion Pipeline System, the SALA Gathering System and the Memphis terminal, Lion Oil is assigning to Aron certain of its rights, including the right to have Aron’s crude oil and refined products stored in or transported on or through these systems and the Memphis terminal, with Lion Oil acting as Aron’s agent for scheduling purposes. Aron will retain these storage and transportation rights for the term of the supply and offtake arrangement and will pay us for the services we provide to it. The rights assigned to Aron will not alter Lion Oil’s obligations to throughput minimum volumes under our agreements with respect to the transportation and storage of crude oil and refined products through our facilities, but Aron’s throughput will be credited toward Lion Oil’s minimum throughout commitments.

Other Related Party Transactions

In connection with our acquisition of the McMurrey Pipeline System from Delek Refining and certain of its subsidiaries in March 2009, Delek Refining and such subsidiaries agreed to make a quarterly payment of approximately $0.2 million through June 30, 2029 to reimburse us for the tax consequences resulting from the depreciation expense that will not be incurred as a result of such acquisition. For the year ended December 31, 2011 and the six months ended June 30, 2012, these fees totaled approximately $0.8 million and $0.4 million, respectively.

Review, Approval or Ratification of Transactions with Related Persons

The board of directors of our general partner expects to adopt a written related party transactions policy to document procedures pursuant to which “related party transactions” are reviewed, approved or ratified. Under Item 404 of Regulation S-K, a “related party transaction” means any transaction or series of transactions in which we are a participant, the amount involved exceeds $120,000, and any related person has a direct or indirect material interest. The policy covers all transactions between us and any related party (including any transactions requiring disclosure under Item 404), other than transactions generally available to all employees and transactions involving less than $5,000, when aggregated with all similar transactions.

The policy is expected to state that, in most instances, the conflicts committee is best suited to review and approve related party transactions that may arise within our partnership. However, the policy permits the disinterested members of the board of directors of our general partner to exercise any authority otherwise assigned to the conflicts committee by the policy. In particular, the board of directors of our general partner believes that any related party transaction in which any director is interested should typically be reviewed and approved by all disinterested members of the board. An interested director is not allowed to vote upon a transaction in which he is involved. Depending upon the issue presented, the disinterested members of the board may request to hear from the interested director during the course of its deliberations, but the interested director does not vote upon the matter and is not present during the vote on the matter.

A related party transaction may be consummated only if it is ratified or approved by the conflicts committee or disinterested members of the board of directors of our general partner and if it is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party.

CONFLICTS OF INTEREST AND DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including Delek, on the one hand, and us and our limited partners, on the other hand. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to its owners. At the same time, our general partner has a duty to manage us in a manner beneficial to us and our limited partners. The Delaware Revised Uniform Limited Partnership Act, which we refer to as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by a general partner to limited partners and the partnership. Pursuant to these provisions, our partnership agreement contains various provisions replacing the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing the duties of the general partner and the methods of resolving conflicts of interest. Our partnership agreement also specifically defines the remedies available to limited partners for actions taken that, without these defined liability standards, might constitute breaches of fiduciary duty under applicable Delaware law.

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other hand, our general partner will resolve that conflict. Our general partner may seek the approval of such resolution from the conflicts committee of the board of directors of our general partner. There is no requirement that our general partner seek the approval of the conflicts committee for the resolution of any conflict, and, under our partnership agreement, our general partner may decide to seek such approval or resolve a conflict of interest in any other way permitted by our partnership agreement, as described below, in its sole discretion. Our general partner will decide whether to refer the matter to the conflicts committee on a case-by-case basis. An independent third party is not required to evaluate the fairness of the resolution.

Our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or our limited partners if the resolution of the conflict is:

•	approved by the conflicts committee;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

•	determined by the board of directors of our general partner to be on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•

determined by the board of directors of our general partner to be fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

If our general partner does not seek approval from the conflicts committee and our general partner’s board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee of our general partner’s board of directors may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to subjectively believe that he is acting in the best interests of the partnership or meets the specified standard, for example, a transaction on terms no less favorable to the partnership than those generally being provided to or available from unrelated third parties. Please read “Management—Committees of the Board of Directors—Conflicts Committee” for information about the conflicts committee of our general partner’s board of directors.

Conflicts of interest could arise in the situations described below, among others.

Neither our partnership agreement nor any other agreement requires Delek to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. Delek’s directors and officers have a fiduciary duty to make these decisions in the best interests of Delek, which may be contrary to our interests.

Because the officers and directors of our general partner are also directors and/or officers of Delek, such directors and officers have fiduciary duties to Delek that may cause them to pursue business strategies that disproportionately benefit Delek or which otherwise are not in our best interests

Contracts between us, on the one hand, and our general partner and its affiliates, on the other hand, are not and will not be the result of arm’s-length negotiations.

Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arm’s-length negotiations. Our partnership agreement generally provides that any affiliated transaction, such as an agreement, contract or arrangement between us and our general partner and its affiliates that does not receive unitholder or conflicts committee approval, must be determined by the board of directors of our general partner to be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

Our general partner and its affiliates have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically dealing with that use. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. There is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

Our general partner’s affiliates may compete with us and neither our general partner nor its affiliates have any obligation to present business opportunities to us.

Our partnership agreement provides that our general partner is restricted from engaging in any business activities other than those incidental to its ownership of interests in us. However, except as provided in the omnibus agreement, certain affiliates of our general partner, including Delek, are not prohibited from engaging in other businesses or activities, including those that might directly compete with us. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.” In addition, under our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to the general partner and its affiliates. As a result, neither the general partner nor any of its affiliates have any obligation to present business opportunities to us.

Our general partner is allowed to take into account the interests of parties other than us, such as Delek, in resolving conflicts of interest.

Our partnership agreement contains provisions that permissibly modify and reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner or otherwise, free of any duty or obligation whatsoever to us and our unitholders, including any duty to act in the best interests of us or our unitholders, other than the implied contractual covenant of good faith and fair dealing, which means that a court will enforce the reasonable expectations of the partners where the language in the partnership agreement does not provide for a clear course of action. This entitles our general partner to consider only the interests and factors that it desires and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples of decisions that our general partner may make in its individual capacity include the allocation of corporate opportunities among us and our affiliates, the exercise of its limited call right or its voting rights with respect to the units it owns, whether to reset target distribution levels, whether to transfer the incentive distribution rights or any units it owns to a third party and whether or not to consent to any merger, consolidation or conversion of the partnership or amendment to the partnership agreement.

We do not have any officers or employees and rely solely on officers and employees of our general partner and its affiliates.

Affiliates of our general partner conduct businesses and activities of their own in which we have no economic interest. There could be material competition for the time and effort of the officers and employees who provide services to our general partner.

All of the initial officers and a majority of the initial directors of our general partner are also officers and/or directors of Delek. These officers will devote such portion of their productive time to our business and affairs as is required to manage and conduct our operations. These officers are also required to devote time to the affairs of Delek or its subsidiaries and are compensated by them for the services rendered to them. Our non-executive directors devote as much time as is necessary to prepare for and attend board of directors and committee meetings.

Our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties and limits our general partner’s liabilities and the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty under applicable Delaware law.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our limited partners for actions that might constitute breaches of fiduciary duty under applicable Delaware law. For example, our partnership agreement:

•

permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner;

•	provides that the general partner shall not have any liability to us or our limited partners for decisions made in its capacity so long as such decisions are made in good faith;

•

generally provides that in a situation involving a transaction with an affiliate or a conflict of interest, any determination by our general partner must be made in good faith. If an affiliate transaction or the resolution of a conflict of interest is not approved by our public common unitholders or the conflicts committee and the board of directors of our general partner determines that the resolution or course of action taken with respect to the affiliate transaction or conflict of interest is either on terms no less favorable to us than those generally being provided to or available from unrelated third parties or is “fair and reasonable” to us, considering the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us, then it will be presumed that in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us challenging such decision, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption; and

•

provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers or directors, as the cases may be, acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal.

By purchasing a common unit, a common unitholder will be deemed to have agreed to become bound by the provisions in the partnership agreement, including the provisions discussed above.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval or with respect to which our general partner has sought conflicts committee approval, on such terms as it determines to be necessary or appropriate to conduct our business including, but not limited to, the following:

•

the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into or exchangeable for equity interests of the partnership, and the incurring of any other obligations;

•	the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets;

•	the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets or the merger or other combination of us with or into another person;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of cash held by the partnership;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners and indemnitees;

•

the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other entities;

•

the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the purchase, sale or other acquisition or disposition of our equity interests, or the issuance of additional options, rights, warrants and appreciation rights relating to our equity interests; and

•	the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Please read “The Partnership Agreement” for information regarding the voting rights of unitholders.

Actions taken by our general partner may affect the amount of cash available to pay distributions to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner and the ability of the subordinated units to convert into common units.

In addition, our general partner may use an amount, initially equal to $25.0 million, which would not otherwise constitute available cash from operating surplus or capital surplus, in order to permit the payment of cash distributions on its units and incentive distributions rights. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	hastening the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordination Period.”

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates, but may not lend funds to our general partner or its affiliates.

Delek’s inability to suspend or reduce its obligations under its commercial agreements with us in connection with the shutdown of its refineries or to claim a force majeure event during the three-year period following the closing of this offering increases the likelihood of the conversion of the subordinated units.

Under our commercial agreements with Delek, for three years after the closing of this offering Delek is not permitted to suspend or reduce its obligations under its commercial agreements with us in connection with the shutdown of the Tyler or El Dorado refineries for any reason other a force majeure event that affects our ability to perform services under any of the agreements. Please read “Certain Relationships and Related Party Transactions—Commercial Agreements with Delek.” The inability of Delek to suspend or reduce its obligations or to claim a force majeure event during the three-year period following the closing of this offering increases the likelihood of the conversion of the subordinated units.

We reimburse our general partner and its affiliates for expenses.

We reimburse our general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. Please read “Certain Relationships and Related Party Transactions—Omnibus Agreement.”

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that the other party to such agreements has recourse only to our assets and not against our general partner or its assets or any affiliate of our general partner or its assets. Our partnership agreement permits our general partner to limit its or our liability, even if we could have obtained terms that are more favorable without the limitation on liability.

Common units are subject to our general partner’s limited call right.

Our general partner may exercise its right to call and purchase common units as provided in the partnership agreement or assign this right to one of its affiliates or to us free of any liability or obligation to us or our partners. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. Please read “The Partnership Agreement—Limited Call Right.”

Limited partners have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the limited partners, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

We may choose not to retain separate counsel, accountants or others for ourselves or for the holders of common units.

The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee and may also perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner may elect to cause us to issue common units to it in connection with a resetting of the minimum quarterly distribution and the target distribution levels related to our general partner’s incentive distribution rights without the approval of the conflicts committee of our general partner or our unitholders. This may result in lower distributions to our common unitholders in certain situations.

Our general partner has the right, at any time when there are no subordinated units outstanding, it has received incentive distributions at the highest level to which it is entitled (48.0%) for each of the prior four consecutive fiscal quarters and the amount of each such distribution did not exceed the adjusted operating surplus for such quarter, respectively, to reset the initial minimum quarterly distribution and cash target distribution levels at higher levels based on the average cash distribution amount per common unit for the two fiscal quarters prior to the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution amount. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that our general partner could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when our general partner expects that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, our general partner may be experiencing, or may be expected to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued our common units, which are entitled to specified priorities with respect to our distributions and which therefore may be more advantageous for the general partner to own in lieu of the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved in the then current business environment. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued new common units to our general partner in connection with resetting the target distribution levels related to our general partner incentive distribution rights. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner Interest—Incentive Distribution Rights.”

Duties of the General Partner

The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by a general partner to limited partners and the partnership.

Pursuant to these provisions, our partnership agreement contains various provisions replacing the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing the duties of the general partner and the methods of resolving conflicts of interest. We have adopted these provisions to allow our general partner or its affiliates to engage in transactions with us that otherwise might be prohibited or restricted by state-law fiduciary standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has fiduciary duties to manage our general partner in a manner beneficial both to its owner, Delek, as well as to our limited partners. Without these provisions, the general partner’s ability to make decisions involving conflicts of interests would be restricted. These provisions benefit our general partner by enabling it to take into consideration all parties involved in the proposed action. These provisions also strengthen the ability of our general partner to attract and retain experienced and capable directors. These provisions represent a detriment to the limited partners, however, because they restrict the remedies available to limited partners for actions that, without those provisions, might constitute breaches of fiduciary duty, as described below and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicted interests. The following is a summary of:

•	the fiduciary duties imposed on general partners of a limited partnership by the Delaware Act in the absence of partnership agreement provisions to the contrary;

•

the contractual duties of our general partner contained in our partnership agreement that replace the fiduciary duties referenced in the preceding bullet that would otherwise be imposed by Delaware law on our general partner; and

•	certain rights and remedies of limited partners contained in our partnership agreement and the Delaware Act.

Delaware law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner of a Delaware limited partnership to use that amount of care that an ordinarily careful and prudent person would use in similar circumstances and to consider all material information reasonably available in making business decisions. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present unless such transaction were entirely fair to the partnership. Our partnership agreement modifies these standards as described below.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. Section 7.9 of our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith,” meaning that it subjectively believed that the decision was in our best interests, and will not be subject to any other standard under applicable law, other than the implied contractual covenant of good faith and fair dealing. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act free of any duty or obligation whatsoever to us or the limited partners, other than the implied contractual covenant of good faith and fair dealing. These standards reduce the obligations to which our general partner would otherwise be held under applicable Delaware law.

Section 7.9 of our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the public common unitholders or the conflicts committee of the board of directors of our general partner must be determined by the board of directors of our general partner to be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the public common unitholders or the conflicts committee and the board of directors of our general partner determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held. In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner, its affiliates and their officers and directors will not be liable for monetary damages to us or, our limited partners for losses sustained or liabilities incurred as a result of any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that such person acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal.

Rights and remedies of limited partners	The Delaware Act favors the principles of freedom of contract and enforceability of partnership agreements and allows the partnership agreement to contain terms governing the rights of the unitholders. The rights of our unitholders, including voting and approval rights and the ability of the partnership to issue additional units, are governed by the terms of our partnership agreement. Please read “The Partnership Agreement.” As to remedies of unitholders, the Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has wrongfully refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties, if any, or of the partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

A transferee of or other person acquiring a common unit will be deemed to have agreed to be bound, by the provisions in the partnership agreement, including the provisions discussed above. Please read “Description of the Common Units—Transfer of Common Units.” This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign our partnership agreement does not render the partnership agreement unenforceable against that person.

Under the partnership agreement, we must indemnify our general partner and its officers, directors and managers, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We also must provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the Securities and Exchange Commission such indemnification is contrary to public policy and therefore unenforceable. If you have questions regarding the duties of our general partner please read “The Partnership Agreement—Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Units

The common units and the subordinated units are separate classes of limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and “Our Cash Distribution Policy and Restrictions on Distributions.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement.”

Transfer Agent and Registrar

Duties

American Stock Transfer & Trust Company, LLC will serve as registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units except the following that must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a common unitholder; and

•	other similar fees or charges.

There will be no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer admission is reflected in our register and such limited partner becomes the record holder of the common units so transferred. Each transferee:

•	will become bound and will be deemed to have agreed to be bound by the terms and conditions of our partnership agreement;

•	represents that the transferee has the capacity, power and authority to enter into our partnership agreement; and

•

makes the consents, acknowledgements and waivers contained in our partnership agreement, such as the approval of all transactions and agreements we are entering into in connection with our formation and this offering all with or without executing our partnership agreement.

We are entitled to treat the nominee holder of a common unit as the absolute owner in the event such nominee is the record holder of such common unit. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. Until a common unit has been transferred on our register, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions”;

•	with regard to the duties of our general partner, please read “Conflicts of Interest and Duties”;

•	with regard to the transfer of common units, please read “Description of the Common Units—Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, please read “Material Federal Income Tax Consequences.”

Organization and Duration

Our partnership was organized on April 24, 2012 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Our purpose under the partnership agreement is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided that our general partner shall not cause us to engage, directly or indirectly, in any business activity that our general partner determines would be reasonably likely to cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the business of gathering, transporting and storing crude oil and distributing, marketing, transporting and storing refined products, our general partner has no current plans to do so and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

For a discussion of our general partner’s right to contribute capital to maintain its 2.0% general partner interest if we issue additional units, please read “—Issuance of Additional Partnership Interests.”

Voting Rights

The following is a summary of the unitholder vote required for the matters specified below. Matters requiring the approval of a “unit majority” require:

•

during the subordination period, the approval of a majority of the outstanding common units, excluding those common units held by our general partner and its affiliates, and a majority of the outstanding subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the outstanding common units.

In voting their common and subordinated units, our general partner and its affiliates will have no duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners, other than the implied covenant of good faith and fair dealing.

Issuance of additional units	No unitholder approval right.

Amendment of the partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read “—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “—Termination and Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “—Termination and Dissolution.”

Withdrawal of the general partner	Under most circumstances, the approval of unitholders holding at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to December 31, 2022 in a manner that would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of the General Partner.”

Removal of the general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please read “—Withdrawal or Removal of the General Partner.”

Transfer of the general partner interest	Our general partner may transfer any or all of its general partner interest in us without a vote of our unitholders. Please read “—Transfer of General Partner Units.”

Transfer of incentive distribution rights	Our general partner may transfer any or all of the incentive distribution rights without a vote of our unitholders. Please read “—Transfer of Incentive Distribution Rights.”

Reset of incentive distribution levels	No unitholder approval required.

Transfer of ownership interests in our general partner	No unitholder approval required. Please read “—Transfer of Ownership Interests in the General Partner.”

Applicable Law; Forum, Venue and Jurisdiction

Our partnership agreement is governed by Delaware law. Our partnership agreement requires that any claims, suits, actions or proceedings:

•

arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);

•	brought in a derivative manner on our behalf;

•

asserting a claim of breach of a duty (including a fiduciary duty) owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

•	asserting a claim arising pursuant to any provision of the Delaware Act; or

•	asserting a claim governed by the internal affairs doctrine

shall be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction), regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or such other Delaware courts) in connection with any such claims, suits, actions or proceedings.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace the general partner;

•	to approve some amendments to the partnership agreement; or

•	to take other action under the partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as the general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither the partnership agreement nor the Delaware Act specifically provides for legal recourse against the general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their limited partner interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the non-recourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Our subsidiaries conduct business in several states and we may have subsidiaries that conduct business in other states in the future. Maintenance of our limited liability as a limited partner of our operating subsidiaries may require compliance with legal requirements in the jurisdictions in which our operating subsidiaries conduct business, including qualifying our subsidiaries to do business there.

Limitations on the liability of limited partners or members for the obligations of a limited partnership or limited liability company have not been clearly established in many jurisdictions. If, by virtue of our limited partner interest in our operating company or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to the partnership agreement, or to take other action under the partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as the general partner under the circumstances. We will operate in a manner that the general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Partnership Interests

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity interests, which may effectively rank senior to the common units.

Upon issuance of additional limited partner interests (other than the issuance of common units upon exercise by the underwriters of their option, or the expiration of the option, to purchase additional common units, the issuance of common units in connection with a reset of the incentive distribution target levels or the issuance of common units upon conversion of outstanding partnership interests), our general partner will be entitled, but not required, to make additional capital contributions up to the amount necessary to maintain its 2.0% general partner interest in us. Our general partner’s 2.0% interest in us will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership interests whenever, and on the same terms that, we issue those interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common units and subordinated units, that existed immediately prior to each issuance. The other holders of common units will not have preemptive rights to acquire additional common units or other partnership interests.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

•

enlarge the obligations of any limited partner without its consent, unless such is deemed to have occurred as a result of an amendment approved by at least a majority of the type or class of limited partner interests so affected; or

•

enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without its consent, which consent may be given or withheld at its option.

The provisions of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90.0% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon completion of this offering, our general partner and its affiliates will own approximately 66.7% of the outstanding common and subordinated units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal office, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•

a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•

an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed by the U.S. Department of Labor;

•	an amendment that our general partner determines to be necessary or appropriate for the authorization or issuance of additional partnership interests;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•

any amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by us of, or our investment in, any corporation, partnership or other entity, in connection with our conduct of activities permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and any other changes that our general partner determines to be necessary or appropriate as a result of such change;

•

conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

•	do not adversely affect in any material respect the limited partners considered as a whole or any particular class of partnership interests as compared to other classes of partnership interests;

•

are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed or admitted to trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel to the effect that an amendment will not affect the limited liability of any limited partner under Delaware law. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we first obtain such an opinion.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will require the approval of at least a majority of the type or class of partnership interests so affected. Any amendment that would reduce the percentage of units required to take any action, other than to remove our general partner or call a meeting of unitholders, must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be reduced. Any amendment that would increase the percentage of units required to remove our general partner must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than 90% of outstanding units. Any amendment that would increase the percentage of units required to call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute at least a majority of the outstanding units.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interest of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing.

In addition, the partnership agreement generally prohibits our general partner without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell any or all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger with another limited liability entity without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in an amendment to the partnership agreement requiring unitholder approval, each of our units will be an identical unit of our partnership following the transaction, and the partnership interests to be issued by us in such merger do not exceed 20.0% of our outstanding partnership interests immediately prior to the transaction.

If the conditions specified in the partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters, and the general partner determines that the governing instruments of the new entity provide the limited partners and the general partner with the same rights and obligations as contained in the partnership agreement. The unitholders are not entitled to dissenters’ rights of appraisal under the partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Termination and Dissolution

We will continue as a limited partnership until dissolved and terminated under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership; or

•

the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal followed by approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•

neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate to liquidate our assets and apply the proceeds of the liquidation as described in “Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of the General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to December 31, 2022 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after December 31, 2022, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50.0% of the outstanding units are held or controlled by one person and its affiliates other than the general partner and its affiliates. In addition, the partnership agreement permits our general partner to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “—Transfer of General Partner Units” and “—Transfer of Incentive Distribution Rights.”

Upon voluntary withdrawal of our general partner by giving written notice to the other partners, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree to continue our business by appointing a successor general partner. Please read “—Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units voting as a separate class, and subordinated units, voting as a separate class. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal. At the closing of this offering, our general partner and its affiliates will own 66.7% of the outstanding common and subordinated units.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end, and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•

our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests as of the effective date of its removal.

In the event of removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where a general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner will become a limited partner and its general partner interest and its incentive distribution rights will automatically convert into common units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Units

Our general partner may transfer all or any of its general partner units to an affiliate or a third party without the approval of our unitholders. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time, transfer common units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in the General Partner

At any time, Delek and its subsidiaries may sell or transfer all or part of their membership interest in our general partner to an affiliate or third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

At any time, our general partner may sell or transfer its incentive distribution rights to an affiliate or third party without the approval of our unitholders.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Delek Logistics GP, LLC as our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20.0% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group who are notified by our general partner that they will not lose their voting rights or to any person or group who acquires the units with the prior approval of the board of directors of our general partner.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•

our general partner will have the right to convert its general partner units and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests as of the effective date of its removal.

Limited Call Right

If at any time our general partner and its affiliates own more than 80.0% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of such class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days’ notice. The purchase price in the event of this purchase is the greater of:

•

the highest cash price paid by either of our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the current market price calculated in accordance with our partnership agreement as of the date three business days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Federal Income Tax Consequences—Disposition of Common Units.”

Meetings; Voting

Except as described below regarding a person or group owning 20.0% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or, if authorized by our general partner, without a meeting if consents in writing describing the action so taken are signed by holders of the number of units that would be necessary to authorize or take that action at a meeting where all limited partners were present and voted. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20.0% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Partnership Interests.” However, if at any time any person or group, other than our general partner and its affiliates, a direct transferee of our general partner and its affiliates or a transferee of such direct transferee who is notified by our general partner that it will not lose its voting rights, acquires, in the aggregate, beneficial ownership of 20.0% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units as a single class.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our register. Except as described under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Ineligible Holders; Redemption

Under our partnership agreement, an “Eligible Holder” is a limited partner whose (a) federal income tax status is not reasonably likely to have a material adverse effect on the rates that can be charged by us on assets that are subject to regulation by FERC or an analogous regulatory body and (b) nationality, citizenship or other related status would not create a substantial risk of cancellation or forfeiture of any property in which we have an interest, in each case as determined by our general partner with the advice of counsel.

If at any time our general partner determines, with the advice of counsel, that one or more limited partners are not Eligible Holders (any such limited partner, an “Ineligible Holder”), then our general partner may request any limited partner to furnish to the general partner an executed certification or other information about his federal income tax status and/or nationality, citizenship or related status. If a limited partner fails to furnish such certification or other requested information within 30 days (or such other period as the general partner may determine) after a request for such certification or other information, or our general partner determines after receipt of the information that the limited partner is not an Eligible Holder, the limited partner may be treated as an Ineligible Holder. An Ineligible Holder does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Furthermore, we have the right to redeem all of the common and subordinated units of any holder that our general partner concludes is an Ineligible Holder or fails to furnish the information requested by our general partner. The redemption price in the event of such redemption for each unit held by such unitholder will be the current market price of such unit (the date of determination of which shall be the date fixed for redemption). The redemption price will be paid, as determined by our general partner, in cash or by delivery of a promissory note. Any such promissory note will bear interest at the rate of 5% annually and be payable in three equal annual installments of principal and accrued interest, commencing one year after the redemption date.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of a general partner or any departing general partner;

•	any person who is or was a director, officer, managing member, manager, general partner, fiduciary or trustee of our subsidiaries, us or any entity set forth in the preceding three bullet points;

•

any person who is or was serving as director, officer, managing member, manager, general partner, fiduciary or trustee of another person owing a fiduciary duty to us or any of our subsidiaries at the request of our general partner or any departing general partner or any of their affiliates; and

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We will purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against such liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. The general partner is entitled to determine in good faith the expenses that are allocable to us. Please read “Certain Relationships and Related Party Transactions—Omnibus Agreement.”

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will mail or make available to record holders of common units, within 105 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also mail or make available summary financial information within 50 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each record holder;

•	copies of our partnership agreement and our certificate of limited partnership and all amendments thereto;

•	certain information regarding the status of our business and financial condition.

Our general partner may, and intends to, keep confidential from the limited partners, trade secrets or other information the disclosure of which our general partner determines is not in our best interests or that we are required by law or by agreements with third parties to keep confidential. Our partnership agreement limits the right to information that a limited partner would otherwise have under Delaware law.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership interests proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of Delek Logistics GP, LLC as general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read “Units Eligible for Future Sale.”

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered hereby and assuming that the underwriters do not exercise their option to purchase additional units, our general partner and its affiliates, including Delek, will hold an aggregate of 3,999,258 common units and 11,999,258 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. All of the common units and subordinated units held by Delek are subject to the lock-up restrictions described below. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

Rule 144

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act other than any units purchased in this offering through the directed unit program, which will be subject to the lock-up restrictions described below. None of the directors or officers of our general partner own any common units prior to this offering; however, they may purchase common units through the directed unit program or otherwise. Please read “Underwriting—Reserved Common Units.” Assuming all of the units reserved for issuance under the directed unit program are sold to participants in the program, 400,000 common units will be held by persons who have contractually agreed not to sell such units for 180 days following the date of this prospectus. Additionally, any common units owned by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1.0% of the total number of the securities outstanding; and

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned his common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144 without regard to the volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our Partnership Agreement and Registration Rights

Our partnership agreement provides that we may issue an unlimited number of partnership interests of any type without a vote of the unitholders. Any issuance of additional common units or other equity interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Partnership Agreement—Issuance of Additional Partnership Interests.”

Under our partnership agreement, our general partner and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units or other partnership securities to require registration by us of any of these units or other partnership securities and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner will continue to have these registration rights for two years after it ceases to be our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against certain liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts. Our general partner and its affiliates may also sell their units or other partnership interests in private transactions at any time, subject to compliance with applicable laws and the lock-up agreement described below.

Lock-Up Agreements

We, Delek, our general partner and the directors and executive officers of our general partner as well as all participants in the directed unit program have agreed, subject to certain exceptions, with the underwriters not to sell or offer to sell any common units for a period of 180 days from the date of this prospectus. For a description of these lock-up provisions, please read “Underwriting.”

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act following this offering to register all common units issued or reserved for issuance under our long-term incentive plan. We expect to file this registration statement as soon as practicable after this offering. Common units covered by the registration statement on Form S-8 will be eligible for sale in the public market, subject to applicable vesting requirements and the terms of applicable lock-up agreements described above.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

This section is a summary of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the U.S. and, unless otherwise noted in the following discussion, is the opinion of Baker Botts L.L.P., counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations promulgated under the Code (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Delek Logistics Partners, LP and our operating subsidiaries.

The following discussion does not comment on all federal income tax matters affecting us or our unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the U.S. and has only limited application to corporations, estates, trusts, partnerships and entities treated as partnerships for federal income tax purposes, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, IRAs, real estate investment trusts (REITs), employee benefit plans or mutual funds. In addition, the discussion only comments, to a limited extent, on state, local, and foreign tax consequences. Accordingly, we encourage each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Baker Botts L.L.P. and are based on the accuracy of the representations made by us.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Baker Botts L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Baker Botts L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues: (i) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales”); (ii) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units—Allocations Between Transferors and Transferees”); and (iii) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Pursuant to Code Section 731, distributions by a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of cash distributed to him is in excess of the partner’s adjusted basis in his partnership interest.

Section 7704 of the Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90.0% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, storage, processing and marketing of crude oil, natural gas and other products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 5.0% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Baker Botts L.L.P. is of the opinion that at least 90.0% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status or the status of our operating subsidiaries for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Code. Instead, we will rely on the opinion of Baker Botts L.L.P. on such matters. It is the opinion of Baker Botts L.L.P. that, based upon the Code, its regulations, published revenue rulings and court decisions and the representations described below that:

•	We will be classified as a partnership for federal income tax purposes; and

•	Each of our operating subsidiaries will be disregarded as an entity separate from us or will be treated as a partnership for federal income tax purposes.

In rendering its opinion, Baker Botts L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Baker Botts L.L.P. has relied are:

•	Neither we nor the operating subsidiaries has elected or will elect to be treated as a corporation; and

•

For every taxable year, more than 90.0% of our gross income has been and will be income of the type that Baker Botts L.L.P. has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Code.

We believe that these representations have been true in the past and expect that these representations will continue to be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were taxed as a corporation for federal income tax purposes in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, pursuant to Code Section 301, any distribution made to a unitholder would be treated as taxable dividend income, to the extent of our current and accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Baker Botts L.L.P.’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who are admitted as limited partners of Delek Logistics Partners, LP will be treated as partners of Delek Logistics Partners, LP for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of Delek Logistics Partners, LP for federal income tax purposes.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to the tax consequences of holding common units in Delek Logistics Partners, LP. The references to “unitholders” in the discussion that follows are to persons who are treated as partners in Delek Logistics Partners, LP for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income

Subject to the discussion below under “—Entity-Level Collections,” we will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. The income we allocate to unitholders will generally be taxable as ordinary income. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions

Pursuant to Code Section 731, distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Cash distributions made by us to a unitholder in an amount in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “—Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder’s “at-risk” amount to be less than zero at the end of any taxable year, Section 465 of the Code requires the recapture of any losses deducted in previous years. Please read “—Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities under Section 752 of the Code, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, depletion recapture and/or substantially appreciated “inventory items,” each as defined in the Code, and collectively, “Section 751 Assets.” To that extent, the unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (i) the non-pro rata portion of that distribution over (ii) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2014, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed with respect to that period. However, the ratio of taxable income to distributions for any single year in the projection period may be higher or lower. Thereafter, we anticipate that the ratio of taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that earnings from operations will approximate the amount required to make the initial quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual ratio of taxable income to cash distributions could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of taxable income to cash distributions to a purchaser of common units in this offering will be higher, and perhaps substantially higher, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to make minimum quarterly distributions on all units, yet we only distribute the minimum quarterly distributions on all units; or

•

we make a future offering of common units and use the proceeds of this offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Basis of Common Units

A unitholder’s initial tax basis for his common units will be determined under Sections 722, 742 and 752 of the Code and will generally equal the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased under Section 705 of the Code by his share of our income and by any increases in his share of our nonrecourse liabilities and decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner to the extent of the general partner’s “net value,” as defined in Treasury Regulations under Section 752 of the Code, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses

Under Sections 704 and 465 of the Code, the deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder, estate, trust, or corporate unitholder (if more than 50.0% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations) to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A common unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such common unitholder’s tax basis in his common units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to another unitholder or can look only to the units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations of Code Section 469 generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally defined as trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or a unitholder’s investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions

Section 163 of the Code generally limits the deductibility of a non-corporate taxpayer’s “investment interest expense” to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or (if applicable) qualified dividend income. The IRS has indicated in Notice 88-75, 1988-2 C.B. 386, that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections

If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction

In general, under Section 704 of the Code, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of those distributions. If we have a net loss, that loss will be allocated first to our general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to our general partner.

Section 704(c) of the Code requires us to assign each asset contributed to us in connection with this offering a “book” basis equal to the fair market value of the asset at the time of this offering. Purchasers of units in this offering are entitled to calculate tax depreciation and amortization deductions and other relevant tax items with respect to our assets based upon that “book” basis, which effectively puts purchasers in this offering in the same position as if our assets had a tax basis equal to their fair market value at the time of this offering. In this context, we use the term “book” as that term is used in Treasury regulations under Section 704 of the Code. The “book” basis assigned to our assets for this purpose may not be the same as the book value of our property for financial reporting purposes.

Upon any issuance of units by us after this offering, rules similar to those of Section 704(c) described above will apply for the benefit of recipients of units in that later issuance. This may have the effect of decreasing the amount of our tax depreciation or amortization deductions thereafter allocated to purchasers of units in this offering or of requiring purchasers of units in this offering to thereafter recognize “remedial income” rather than depreciation and amortization deductions.

In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required under the Section 704(c) principles described above, will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interests of all the partners in cash flows; and

•	the rights of all the partners to distributions of capital upon liquidation.

Baker Botts L.L.P. is of the opinion that, with the exception of the issues described in “—Section 754 Election”, “—Disposition of Common Units—Allocations Between Transferors and Transferees,” and “Uniformity of Units”, allocations under our partnership agreement will be given effect under Section 704 of the Code for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Because there is no direct or indirect controlling authority on the issue relating to partnership interests, Baker Botts L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS has previously announced in the preamble to certain temporary regulations, 53 FR 34488-01, 1988-2 C.B. 346, that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Common Units—Recognition of Gain or Loss.”

Alternative Minimum Tax

Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26.0% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28.0% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates

Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 35% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than twelve months) of individuals is 15.0%. However, absent new legislation extending the current rates, beginning January 1, 2013, the highest marginal U.S. federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20.0%, respectively. Moreover, these rates are subject to change by new legislation at any time.

Section 1411 of the Code will impose a 3.8% Medicare tax on certain net investment income earned by individuals, estates and trusts for taxable years beginning after December 31, 2012. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election

We will make the election permitted by Section 754 of the Code. That election is irrevocable without the consent of the IRS unless there is a constructive termination of the partnership. Please read “—Disposition of Common Units—Constructive Termination.” The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets, or inside basis, under Section 743(b) of the Code to reflect his purchase price. This election does not apply with respect to a person who purchases common units directly from us, including a purchaser of units in this offering. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, the inside basis in our assets with respect to a unitholder will be considered to have two components: (i) his share of our tax basis in our assets, or common basis, and (ii) his Section 743(b) adjustment to that basis.

The timing of deductions attributable to a Section 743(b) adjustment to our common basis will depend upon a number of factors, including the nature of the assets to which the adjustment is allocable, the extent to which the adjustment offsets any Section 704(c) type gain or loss with respect to an asset and certain elections we make as to the manner in which we apply Section 704(c) principles with respect to an asset with respect to which the adjustment is allocable. Please read “—Allocation of Income, Gain, Loss and Deduction.” The timing of these deductions may affect the uniformity of our units. Please read “—Uniformity of Units.”

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than twelve months of our income, gain, loss and deduction. Please read “—Disposition of Common Units—Allocations Between Transferors and Transferees.”

Initial Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. Under Section 704 of the Code, the federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to (i) this offering will be borne by our general partner and its affiliates, and (ii) any other offering will be borne by our general partner and all of our unitholders as of that time. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods, including bonus depreciation to the extent available, that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Part or all of the goodwill, going concern value and other intangible assets we acquire in connection with this offering may not produce any amortization deductions because of the application of the anti-churning restrictions of Section 197 of the Code. Please read “—Uniformity of Units.” Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules under Section 1245 or Section 1250 of the Code and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”

The costs we incur in selling our units (called “syndication expenses”) must be capitalized under Section 709 of the Code and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss

Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us that in the aggregate were in excess of cumulative net taxable income for a common unit and, therefore, decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held for more than twelve months will generally be taxed at a maximum U.S. federal income tax rate of 15.0% through December 31, 2012 and 20.0% thereafter (absent new legislation extending or adjusting the current rate). However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Capital losses may offset capital gains and no more than $3,000 of ordinary income each year, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS ruled in Rev. Rul. 84-53,1984-1 C.B. 159, that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, he may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Section 1259 of the Code can affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract;

in each case, with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations as there is no direct or indirect controlling authority on this issue. Recently, however, the Department of the Treasury and the IRS issued proposed Treasury Regulations under Section 706 of the Code that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Baker Botts L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders because the issue has not been finally resolved by the IRS or the courts. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who disposes of units prior to the record date set for a cash distribution for any quarter will be allocated items of our income, gain, loss and deductions attributable to the month of sale but will not be entitled to receive that cash distribution.

Notification Requirements

A unitholder who sells any of his units is generally required by regulations under Section 6050K of the Code to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required under Section 743 of the Code to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a sale may lead to the imposition of penalties under Section 6723 of the Code. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the U.S. and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination

We will be considered under Section 708 of the Code to have terminated our tax partnership for federal income tax purposes upon the sale or exchange of our interests that, in the aggregate, constitute 50% or more of the total interests in our capital and profits within a twelve-month period. Immediately following this offering, Delek will indirectly own more than 50% of the total interests in our capital and profits. Therefore, a transfer by Delek of all or a portion of its interests in us could result in a termination of our partnership for federal income tax purposes. For purposes of measuring whether the 50% threshold is reached, multiple sales of the same interest are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns (and unitholders could receive two Schedules K-1 if the relief discussed below is not available) for one fiscal year and the cost of the preparation of these returns will be borne by all common unitholders. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination. The IRS has recently announced in an Industry Director Communication, LMSB-04-0210-006, a relief procedure whereby if a publicly traded partnership that has technically terminated requests publicly traded partnership technical termination relief and the IRS grants such relief, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. Any non-uniformity could have an impact upon the value of our units. The timing of deductions attributable to Section 743(b) adjustments to the common basis of our assets with respect to persons purchasing units from another unitholder may affect the uniformity of our units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

For example, some types of depreciable assets are not subject to the typical rules governing depreciation (under Section 168 of the Code) or amortization (under Section 197 of the Code). If we were to acquire any assets of that type, the timing of a unit purchaser’s deductions with respect to Section 743(b) adjustments to the common basis of those assets might differ depending upon when and to whom the unit he purchased was originally issued. We do not currently expect to acquire any assets of that type. However, if we were to acquire a material amount of assets of that type, we intend to adopt tax positions as to those assets that will not result in any such lack of uniformity. Any such tax positions taken by us might result in allocations to some unitholders of smaller depreciation deductions than they would otherwise be entitled to receive. Baker Botts L.L.P. has not rendered an opinion with respect to those types of tax positions. Moreover, the IRS might challenge those tax positions. If we took such a tax position and the IRS successfully challenged the position, the uniformity of our units might be affected, and the gain from the sale of our units might be increased without the benefit of additional deductions. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below to a limited extent, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax under Section 511 of the Code on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it. Please read “Investment in Delek Logistics Partners, LP by Employee Benefit Plans.”

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered under Section 875 of the Code to be engaged in business in the U.S. because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest applicable effective tax rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax under Section 884 of the Code at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the U.S. and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

A foreign unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under Rev. Rul. 91-32, 1991-1 C.B. 107, interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign common unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a common unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5.0% of our common units at any time during the five-year period ending on the date of such disposition and (ii) 50.0% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the five-year period ending on the date of disposition. Currently, more than 50.0% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Baker Botts L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities under Section 6221 of the Code for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement names our general partner as our Tax Matters Partner.

The Tax Matters Partner has made and will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1.0% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1.0% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS pursuant to Section 6222 of the Code identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Additional Withholding Requirements

Under recently enacted legislation, the relevant withholding agent may be required to withhold 30% of any interest, dividends and other fixed or determinable annual or periodical gains, profits and income from sources within the United States (“FDAP Income”) or gross proceeds from the sale of any property of a type which can produce interest or dividends from sources within the United States paid to (i) a foreign financial institution (for which purposes includes foreign broker-dealers, clearing organizations, investment companies, hedge funds and certain other investment entities) unless such foreign financial institution agrees to verify, report and disclose its U.S. accountholders and meets certain other specified requirements or (ii) a non-financial foreign entity that is a beneficial owner of the payment unless such entity certifies that it does not have any substantial U.S. owners or provides the name, address and taxpayer identification number of each substantial U.S. owner and such entity meets certain other specified requirements or otherwise qualifies for an exemption from this withholding. Although this legislation currently applies to payments made after December 31, 2012, the Department of the Treasury and the IRS have issued administrative guidance indicating that they plan to issue Treasury Regulations that will delay the effective date of the withholding regime so that withholding will only apply to payments of FDAP Income which are made after December 31, 2013, and to payments of relevant gross proceeds which are made after December 31, 2014. In addition, proposed Treasury Regulations have been issued which, if finalized, would confirm the extension of the effective dates for withholding. Non U.S. and U.S. Holders are encouraged to consult their own tax advisors regarding the possible implications of this legislation on their investment in our common units.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required under Section 6031 of the Code to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	a statement regarding whether the beneficial owner is:

•	a person that is not a U.S. person;

•	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

•	a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required under Section 6031 of the Code to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1.5 million per calendar year, is imposed by Section 6722 of the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20.0% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed under Section 6662 of the Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10.0% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority”; or

•	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us, or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if (a) the value of any property, or the adjusted basis of any property, claimed on a tax return is 150.0% or more of the amount determined to be the correct amount of the valuation or adjusted basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Section 482 of the Code is 200.0% or more (or 50.0% or less) of the amount determined under Code Section 482 to be the correct amount of such price, or (c) the net Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10.0% of the taxpayer’s gross receipts.

No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200.0% or more than the correct valuation or certain other thresholds are met, the penalty imposed increases to 40.0%. We do not anticipate making any valuation misstatements.

In addition, the 20.0% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40.0%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required under Treasury regulations under Section 6011 of the Code and related provisions to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of 6 successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “—Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Accuracy-Related Penalties”;

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. We will initially own property or conduct business in Arkansas, Louisiana, Tennessee and Texas. Arkansas and Louisiana impose a personal income tax on individuals, and each of the four states imposes an income or similar tax on corporations and certain other entities. Moreover, we may also own property or do business in other states in the future that impose income or similar taxes on nonresident individuals. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. A unitholder may be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Unit Ownership—Entity-Level Collections.” Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as U.S. federal tax returns, that may be required of him. Baker Botts L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

INVESTMENT IN DELEK LOGISTICS PARTNERS, LP BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA. restrictions imposed by Section 4975 of the Code, and provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA (collectively, “Similar Laws”). For these purposes, the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or individual retirement accounts or annuities (“IRAs”) established or maintained by an employer or employee organization and entities whose underlying assets are considered to include “plan assets” of such plans, accounts, and arrangements. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws; and

•

whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material Federal Income Tax Consequences—Tax-Exempt Organizations and Other Investors”; and

•	whether making such an investment will comply with the delegation of control and prohibited transaction provisions of ERISA, the Code, and any other applicable Similar Laws.

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan or IRA.

Section 406 of ERISA and Section 4975 of the Code prohibit employee benefit plans, and also IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the plan unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that the general partner would also be a fiduciary of such plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code, ERISA, and any other applicable Similar Laws.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

(1) the equity interests acquired by employee benefit plans are publicly offered securities (i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under certain provisions of the federal securities laws);

(2) the entity is an “operating company” (i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries); or

(3) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest (disregarding certain interests held by our general partner, its affiliates, and certain other persons) is held by the employee benefit plans referred to above, and IRAs that are subject to ERISA and/or Section 4975 of the Code.

With respect to an investment in our common units, we believe that our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (1) and (2) above.

The foregoing discussion of issues arising for employee benefit plan investments under ERISA, the Code, and applicable Similar Laws is general in nature and is not intended to be all-inclusive, nor should it be construed as legal advice. Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA, the Code and other Similar Laws in light of the complexity of these rules and the serious penalties that may be imposed on persons who engage in prohibited transactions or other violations.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of common units set forth opposite its name below.

Underwriter	Number of Common Units
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Barclays Capital Inc.
Goldman, Sachs & Co.
Wells Fargo Securities, LLC
Deutsche Bank Securities Inc.
Raymond James & Associates, Inc.
Simmons & Company International

Total	8,000,000

Subject to the terms and conditions set forth in the underwriting agreement, each of the underwriters have agreed, severally and not jointly, to purchase all of the common units sold under the underwriting agreement if any of these common units are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the common units, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the common units, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the common units included in this offering to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per common unit. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional common units.

	Per Common Unit	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Delek Logistics Partners, LP	$	$	$

We will also pay to Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc. an aggregate structuring fee equal to 0.50% of the gross proceeds of this offering for the evaluation, analysis and structuring of our partnership.

The expenses of the offering, not including the underwriting discount, are estimated at $3.5 million and are payable by us.

Option to Purchase Additional Common Units

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 1,200,000 additional common units at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional common units approximately proportionate to that underwriter’s initial amount reflected in the above table. Any common units issued or sold under the option will be issued and sold on the same terms and conditions as the other common units that are the subject of this offering. Delek will be an underwriter with respect to any common units issued or sold under the option.

Reserved Common Units

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 400,000 common units offered by this prospectus for sale to some of our directors, officers, employees and related persons. If these persons purchase reserved common units, the purchased units will be subject to a 180-day lock-up restriction and the purchased units will reduce the number of common units available for sale to the general public. Any reserved common units that are not so purchased will be offered by the underwriters to the general public on the same terms as the other common units offered by this prospectus.

Lock-Up Restrictions

We, Delek, certain of its subsidiaries, our general partner and our general partner’s executive officers and directors have agreed not to sell or transfer any common units or securities convertible into, exchangeable for, exercisable for, or repayable with common units, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc. Specifically, we and these other persons have agreed, with certain limited exceptions, including exceptions for pledges under Delek’s existing credit agreements of the common units and subordinated units held by it, the issuance of awards under our long-term incentive plan and transfers by our general partner’s executive officers and directors other than dispositions for value, such as bona fide gifts or transfers to trusts for the benefit of such executive officer or director’s immediate family, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common units,

•	sell any option or contract to purchase any common units,

•	purchase any option or contract to sell any common units,

•	grant any option, right or warrant for the sale of any common units,

•	lend or otherwise dispose of or transfer any common units,

•	request or demand that we file a registration statement related to the common units, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common units whether any such swap or transaction is to be settled by delivery of common units or other securities, in cash or otherwise.

This lock-up provision applies to common units and to securities convertible into or exchangeable or exercisable for or repayable with common units. It also applies to common units owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event unless such extension was waived by Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc.

New York Stock Exchange Listing

Our common units have been approved for listing, subject to official notice of issuance, on the New York Stock Exchange under the symbol “DKL.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of common units to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common units. The initial public offering price for the common units will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our partnership and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the common units may not develop. It is also possible that after the offering the common units will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the common units in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the common units is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common units. However, the representatives may engage in transactions that stabilize the price of the common units, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common units in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of common units than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional common units described above. The underwriters may close out any covered short position by either exercising their option to purchase additional common units or purchasing common units in the open market. In determining the source of common units to close out the covered short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common units made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased common units sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of our common units. As a result, the price of our common units may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common units. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Conflicts of Interest

Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., Wells Fargo Securities, LLC and Raymond James & Associates, Inc. will be lenders under our new credit agreement. Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC are lenders under Delek Refining’s asset-backed revolving credit facility. An affiliate of Goldman, Sachs & Co. is a party to a supply and offtake arrangement with Lion Oil, and Lion Oil has assigned to such affiliate certain of Lion Oil’s rights under our agreements with Lion Oil relating to the Lion Pipeline System and the Memphis terminal. Please read “Certain Relationships and Related Party Transactions—Commercial Agreements with Delek—El Dorado Refinery Crude Oil and Refined Products Supply and Offtake Arrangement.”

FINRA

Because the Financial Industry Regulatory Authority, or FINRA, is expected to view the common units offered hereby as interests in a direct participation program, this offering is being made in compliance with Rule 2310 of the FINRA rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of securities described in this prospectus may be made to the public in that Relevant Member State other than:

A. to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B. to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

C. in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any common units or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any common units acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the common units acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale. In the case of any common units being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the common units acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any common units to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus has been prepared on the basis that any offer of common units in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of common units. Accordingly any person making or intending to make an offer in that

Relevant Member State of common units which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of common units in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any of any common units in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common units to be offered so as to enable an investor to decide to purchase or subscribe for the common units, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in the Relevant Member State. The expression “2010 PD Amending Directive” means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

We may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000 (“FSMA”) that is not a “recognized collective investment scheme” for the purposes of FSMA (“CIS”) and that has not been authorized or otherwise approved. As an unregulated scheme, our common units cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and are only directed at (i) investment professionals falling within the description of persons in Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) Order 2001, as amended (the “CIS Promotion Order”) or Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”) or (ii) high net worth companies and other persons falling with Article 22(2)(a) to (d) of the CIS Promotion Order or Article 49(2)(a) to (d) of the Financial Promotion Order, or (iii) to any other person to whom it may otherwise lawfully be made, (all such persons together being referred to as “relevant persons”). The common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Switzerland

The common units may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Each copy of this document is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. Neither this document nor any other offering or marketing material relating to the common units or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the partnership or the common units have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of common units will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of common units has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of common units.

Notice to Prospective Investors in Germany

This document has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute the common units in Germany. Consequently, the common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this document and any other document relating to the offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of the common units to the public in Germany or any other means of public marketing. The common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1 in connection with Section 2 no. 6 of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no.1 of the German Investment Act. This document is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

The offering does not constitute an offer to sell or the solicitation or an offer to buy the common units in any circumstances in which such offer or solicitation is unlawful.

Notice to Prospective Investors in the Netherlands

The common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

VALIDITY OF THE COMMON UNITS

The validity of the common units will be passed upon for us by Baker Botts L.L.P., Houston, Texas. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Vinson & Elkins L.L.P., Washington, D.C.

EXPERTS

The combined financial statements of Delek Logistics Partners, LP Predecessor at December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011, appearing in this prospectus and in the registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The combined balance sheet of the Contributed Lion Oil Assets, a predecessor entity of Delek Logistics Partners, LP, at April 28, 2011, and the related combined statements of operations, division equity and cash flows for the annual periods ended April 28, 2011 and April 30, 2010, appearing in this prospectus and in the registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The statements of income and cash flows of Paline Pipeline Company, LLC, a predecessor entity of Delek Logistics Partners, LP, for the period from April 29, 2011 through December 19, 2011, appearing in this prospectus and in the registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The balance sheet of Delek Logistics Partners, LP as of July 9, 2012 appearing in this prospectus and in the registration statement has been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-l regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

The SEC maintains a web site on the Internet at www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s web site and can also be inspected and copied at the offices of the NYSE Euronext, 11 Wall Street, New York, New York 10005.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

Upon completion of this offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website on the Internet is located at www.deleklogistics.com and we make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We intend to furnish or make available to our unitholders annual reports containing our audited financial statements and furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain forward-looking statements. Forward-looking statements give our current expectations, contain projections of results of operations or of financial condition, or forecasts of future events. Words such as “could,” “will,” “may,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,” “potential,” or “continue,” and similar expressions are used to identify forward-looking statements. Without limiting the generality of the foregoing, forward-looking statements contained in this prospectus include our expectations of plans, strategies, objectives, growth and anticipated financial and operational performance, including revenue projections, capital expenditures and tax position. Forward-looking statements can be affected by assumptions used or by known or unknown risks or uncertainties. Consequently, no forward-looking statements can be guaranteed.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. However, when considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. Those risk factors and other factors noted throughout this prospectus could cause our actual results to differ materially from those disclosed in any forward-looking statement. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•	changes in general economic conditions;

•	competitive conditions in our industry;

•	actions taken by our customers and competitors;

•	the demand for crude oil, refined products and transportation and storage services;

•	our ability to successfully implement our business plan;

•	our ability to complete internal growth projects on time and on budget;

•	the price and availability of debt and equity financing;

•	operating hazards and other risks incidental to transporting, storing and gathering crude oil and refined products;

•	natural disasters, weather-related delays, casualty losses and other matters beyond our control;

•	interest rates;

•	labor relations;

•	large customer defaults;

•	changes in the availability and cost of capital;

•	changes in tax status;

•	the effects of existing and future laws and governmental regulations;

•	changes in insurance markets impacting costs and the level and types of coverage available;

•	the timing and extent of changes in commodity prices and demand for Delek’s refined products;

•	the suspension, reduction or termination of Delek’s obligations under our commercial agreements;

•	disruptions due to equipment interruption or failure at our facilities, Delek’s facilities or third-party facilities on which our business is dependent;

•	the effects of future litigation; and

•	other factors discussed elsewhere in this prospectus.

Forward-looking statements speak only as of the date on which they are made. We expressly disclaim any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Delek Logistics Partners, LP Predecessor

Unaudited Pro Forma Combined Financial Statements

Introduction

Set forth below are the unaudited pro forma combined balance sheet of Delek Logistics Partners, LP (the Partnership) as of June 30, 2012 and the unaudited pro forma combined statements of operations of the Partnership for the six months ended June 30, 2012 and the year ended December 31, 2011. References to “we,” “us” and “our” mean the Partnership and its combined subsidiaries, unless the context otherwise requires. References to “Delek” mean Delek US Holdings, Inc. and its consolidated subsidiaries other than us and our combined subsidiaries and our general partner. The pro forma combined financial statements for the Partnership have been derived from the historical combined financial statements of Delek Logistics Partners, LP Predecessor, our predecessor for accounting purposes (the Predecessor), set forth elsewhere in this prospectus and are qualified in their entirety by reference to such historical combined financial statements and related notes contained therein. The pro forma combined financial statements have been prepared on the basis that the Partnership will be treated as a partnership for U.S. federal income tax purposes. The unaudited pro forma combined financial statements should be read in conjunction with the accompanying notes and with the historical combined financial statements and related notes set forth elsewhere in this prospectus.

The Partnership will own and operate the businesses of the Predecessor effective with the closing of the Partnership’s initial public offering (the offering). The contribution of the Predecessor’s business to us will be recorded at historical cost as it is considered to be a reorganization of entities under common control. The pro forma combined financial statements give pro forma effect to the matters set forth in the notes to these unaudited pro forma combined financial statements.

The pro forma balance sheet and the pro forma statements of operations were derived by adjusting the historical combined financial statements of the Predecessor. The adjustments are based upon currently available information and certain estimates and assumptions; therefore, actual adjustments will differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the contemplated transactions and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma combined financial information.

The unaudited pro forma combined financial statements may not be indicative of the results that actually would have occurred if the Partnership had assumed the operations of the Predecessor on the dates indicated or that would be obtained in the future.

Delek Logistics Partners, LP

Unaudited Pro Forma Combined Balance Sheet June 30, 2012

(In thousands)

		Transaction Adjustments
	Predecessor Historical	Financing			Retained Operations			Partnership Pro Forma
Assets
Current assets:
Cash and cash equivalents	$685	$160,000	(a	)				$35,000
		90,000	(b	)
		(11,200)	(c	)
		(3,500)	(d	)
		(2,310)	(e	)
		(57,775)	(f	)
		(50,900)	(f	)
		(90,000)	(g	)
Accounts receivable	30,452	—			(67)	(k	)	51
					(30,334)	(l	)
Accounts receivable from related party	6,786	—			(6,786)	(k	)	—
Prepaid Inventory	160	—			(160)	(k	)	—
Inventory	24,780	—			(11,662)	(k	)	13,118
Deferred tax assets	998	(998)	(j	)	—			—
Other current assets	584	—			—			584

Total current assets	64,445	33,317			(49,009)			48,753

Property, plant and equipment:
Property, plant and equipment	170,448	—			—			170,448
Less: accumulated depreciation	(15,157)	—			—			(15,157)

Property, plant and equipment, net	155,291	—			—			155,291

Goodwill	7,499	—			—			7,499
Intangible assets, net	9,493	—			—			9,493
Other non—current assets	78	2,310	(e	)	—			2,310
		(78)	(f	)

Total assets	$236,806	35,549			(49,009)			$223,346

Liabilities and equity
Current liabilities:
Accounts payable	34,765	—			(10,667)	(k	)	24,098
Accounts payable to related parties	—	—			1,488	(k	)	3,019
					1,531	(l	)
Interest payable	19	—			—			19
Fuel and other taxes payable	5,177	—			—			5,177
Accrued employee costs	346	—			—			346
Current portion of environmental liabilities	35	—			—			35
Accrued expenses and other current liabilities	2,672	—			—			2,672

Total current liabilities	43,014	—			(7,648)			35,366

Non-current liabilities:
Revolving credit facility	50,900	(50,900)	(f	)				90,000
		90,000	(b	)
Asset retirement obligations	1,395	—			—			1,395
Deferred tax liabilities	19,755	(19,755)	(j	)	—			—
Other non-current liabilities	6,896	—			—			6,896

Total non-current liabilities	78,946	19,345			—			98,291
Equity:
Division equity	114,846	(92,242)	(h	)	(9,496)	(k	)	—
		18,757	(j	)	(31,865)	(l	)
Common unitholders—public	—	160,000	(a	)	—			145,300
		(11,200)	(c	)
		(3,500)	(d	)
Common unitholders—Delek	—	(57,853)	(f	)	—			(125,481)
		(90,000)	(g	)
		22,372	(h	)
Subordinated unitholders—Delek	—	67,130	(h	)	—			67,130
General partner	—	2,740	(h	)	—			2,740

Total equity	114,846	16,204			(41,361)			89,689

Total liabilities and shareholder’s equity	$236,806	35,549			(49,009)			$223,346

See accompanying notes to unaudited pro forma combined financial statements

Delek Logistics Partners, LP

Unaudited Pro Forma Combined Statements of Operations

Six Months Ended June 30, 2012

(In thousands, except unit data and per unit amounts)

		Transaction Adjustments
	Predecessor Historical	Financing			Retained Operations			Businesses Acquired			Contractual and Structural			Partnership Pro Forma
Net sales	$501,563	$—			$(107,826)	(m	)	$—			$11,218	(q	)	$404,955
Operating costs and expenses:
Cost of goods sold	474,469	—			(105,889)	(m	)	—			—			368,580
Operating expenses	9,094	—			—			4	(o	)	39	(r	)	9,137
General and administrative expenses	4,753	—			—			—			(632)	(r	)	3,652
											(469)	(s	)
Depreciation and amortization	4,394	—			—			51	(o	)	—			4,445

Total operating costs and expenses	492,710	—			(105,889)			55			(1,062)			385,814

Operating income	8,853	—			(1,937)			(55)			12,280			19,141

Interest expense, net	1,110	529	(i	)	—			—			—			1,639

Income before income tax expense	7,743	(529)			(1,937)			(55)			12,280			17,502
Income tax expense	2,746	(2,746)	(j	)	—			—			—			—

Net income	$4,997	$2,217			$(1,937)			$(55)			$12,280			$17,502

General partner’s interest in net income														350
Limited partner’s interest in net income														17,152
Net income per limited partner unit
Common units														$0.71
Subordinated units														$0.71
Weighted average number of limited partner units outstanding:
Common units (basic and diluted)														11,999,258
Subordinated units (basic and diluted)														11,999,258

See accompanying notes to unaudited pro forma combined financial statements

Delek Logistics Partners, LP

Unaudited Pro Forma Combined Statements of Operations

Year Ended December 31, 2011

(In thousands, except unit data and per unit amounts)

		Transaction Adjustments
	Predecessor Historical	Financing			Retained Operations			Businesses Acquired			Contractual and Structural			Partnership Pro Forma
Net sales	$744,079	$—			$(6,976)	(m	)	$13,116	(n	)	$16,984	(q	)	$765,842
								(1,361)	(p	)
Operating costs and expenses:
Cost of goods sold	700,505	—			(5,710)	(m	)	—			—			694,795
Operating expenses	12,940	—			—			5,233	(o	)	627	(r	)	17,439
								(1,361)	(p	)
General and administrative expenses	5,795	—			—			739	(o	)	(438)	(r	)	6,380
											284	(s	)
Depreciation and amortization	4,820	—			—			4,527	(o	)	—			9,347
Gain on sale of assets	(2)	—			—			—			—			(2)

Total operating costs and expenses	724,058	—			(5,710)			9,138			473			727,959

Operating income	20,021	—			(1,266)			2,617			16,511			37,883

Interest expense, net	2,011	1,248	(i	)	—			—			—			3,259

Income before income tax expense	18,010	(1,248)			(1,266)			2,617			16,511			34,624
Income tax expense	5,363	(5,363)	(j)		—			—			—			—

Net income	$12,647	$4,115			$(1,266)			$2,617			$16,511			$34,624

General partner’s interest in net income														692
Limited partner’s interest in net income														33,932
Net income per limited partner unit
Common units														1.41
Subordinated units														1.41
Weighted average number of limited partner units outstanding
Common units (basic and diluted)														11,999,258
Subordinated units (basic and diluted)														11,999,258

See accompanying notes to unaudited pro forma combined financial statements

Delek Logistics Partners, LP

Notes to Unaudited Pro Forma Combined Financial Statements

1. Basis of Presentation, the Offering and Other Transactions

The historical combined financial information is derived from the historical combined financial statements of the Predecessor. The pro forma adjustments have been prepared as if the transactions to be effected at the closing of the offering had taken place as of June 30, 2012, in the case of the pro forma balance sheet, and as of January 1, 2011, in the case of the pro forma statements of operations.

The pro forma combined financial statements give pro forma effect to:

•

Delek’s contribution of all of the Predecessor’s initial assets and operations to us (excluding those described in notes 2(h), 2(i) and 2(j) below), including those assets and operations it acquired in its acquisitions of interests in the Contributed Lion Oil Assets of Lion Oil Company on April 29, 2011, Paline Pipeline Company, LLC (“Paline”) on December 19, 2011, the Nettleton pipeline on January 31, 2012 and the Big Sandy terminal on February 7, 2012;

•	our execution of multiple long-term commercial agreements, primarily with Delek, and the recognition of incremental revenues under those agreements that were not recognized by the Predecessor;

•	our execution of an omnibus agreement, and our general partner’s execution of operation and management services agreement, with Delek;

•

the consummation of this offering and our issuance of 8,000,000 common units to the public, 489,766 general partner units and the incentive distribution rights to our general partner and 3,999,258 common units and 11,999,258 subordinated units to Delek and certain of its subsidiaries;

•	the application of the net proceeds of this offering, together with the proceeds from borrowings under our revolving credit facility, as described under “Use of Proceeds” in the prospectus; and

•

the effect of the transactions on certain of our historical general and administrative expenses, resulting in total pro forma general and administrative expenses of $6.4 million for the year ended December 31, 2011 and $3.7 million for the six months ended June 30, 2012.

Upon completion of this offering, the Partnership anticipates incurring incremental annual general and administrative expense of approximately $2.0 million per year as a result of being a separate publicly traded partnership, including costs associated with annual and quarterly reports to unitholders, financial statement audit, tax return and Schedule K-1 preparation and distribution, expenses associated with listing on the New York Stock Exchange, independent auditor fees, legal fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance premiums, independent director compensation and incremental employee benefit costs. The unaudited pro forma combined financial statements do not reflect these incremental general and administrative expenses.

2. Pro Forma Adjustments and Assumptions

The pro forma adjustments have been segregated to distinguish between the various types of transaction adjustments that will be effected upon the closing of this offering. The financing adjustments reflect the gross offering proceeds from the issuance and sale of common units, proceeds and related expenses from borrowings under our new credit facility, and distributions of such proceeds. Retained operations adjustments reflect the

Delek Logistics Partners, LP

Notes to Unaudited Pro Forma Combined Financial Statements

balances and activities that will be retained by the Predecessor. Adjustments included in businesses acquired relate to businesses we acquired during 2011 and 2012. Finally, contractual and structural adjustments include adjustments related to the commercial and omnibus agreements to be entered into with Delek, as well as structural changes affecting our insurance premiums and management personnel.

The following adjustments relate to financing activities:

(a) Reflects the assumed gross offering proceeds to the Partnership of $160.0 million from the issuance and sale of common units at an assumed initial public offering price of $20.00 per common unit.

(b) Reflects the borrowing of $90.0 million under our new revolving credit facility.

(c) Reflects the payment of the estimated underwriting discount and a structuring fee totaling $11.2 million, which will be allocated to the public common units.

(d) Reflects $3.5 million for estimated expenses associated with the offering relating to legal and consulting services, audit expenses, printing charges, filing fees and other costs.

(e) Represents $2.3 million of debt issuance costs incurred in connection with entering into our new revolving credit facility.

(f) Reflects the distribution to Delek of $57.8 million in proceeds from the offering, in part to reimburse it for certain capital expenditures, after the paydown of Predecessor debt of $50.9 million and write off of related deferred financing costs of $0.1 million.

(g) Reflects an additional cash distribution of $90.0 million to Delek funded with a borrowing under our new revolving credit facility, as described in (b) above.

(h) Represents the conversion of the adjusted equity of the Predecessor of $92.2 million from division equity to common and subordinated limited partner equity of the Partnership and the general partner’s interest in the Partnership. The conversion is as follows:

•	$22.4 million for common units;

•	$67.1 million for subordinated units; and

•	$2.7 million for the general partner interest.

(i) Reflects interest expense on our new $175.0 million revolving credit facility. The facility bears interest based on predetermined pricing grids that allow us to choose between Base Rate Loans or LIBOR Rate Loans. The weighted average rate on the $90.0 million of borrowings is approximately 2.5%. This adjustment also reflects an estimated 0.30% commitment fee for the unutilized portion of the facility and fees at 2.13% of letters of credit totaling $10.0 million, as well as the related 5-year amortization of debt issuance costs incurred with entering into the facility. The annualized impact of a hypothetical one percent change in interest rates associated with this floating rate borrowing would be to change interest expense by $0.9 million.

(j) Reflects exclusion of income taxes and the elimination of current and deferred income tax assets and liabilities which will be retained by Delek. The operations of the Partnership will be treated as a partnership for

Delek Logistics Partners, LP

Notes to Unaudited Pro Forma Combined Financial Statements

federal income tax purposes, with each partner being separately taxed on its share of the taxable income. The Partnership will be a non-taxable entity following the initial public offering.

The following adjustments reflect operations to be retained by the Predecessor:

(k) Delek will retain the balances associated with biofuel, jet fuel and petroleum coke activity, as these activities will not be a part of the ongoing operations of the Partnership.

(l) Delek will retain certain of the accounts receivable balances of the Predecessor at closing of the offering.

(m) Reflects the removal of biofuel activity and throughput fees related to the sales of jet fuel and petroleum coke and the corresponding amounts reflected in cost of goods sold. Following the completion of this offering, these activities will not be a part of the Partnership’s ongoing operations.

The following adjustments relate to businesses acquired:

(n) Reflects the additional revenues related to assets and entities acquired during 2011 as if those assets and entities were acquired as of January 1, 2011. Does not reflect revenues under the third-party agreement for 100% of the southbound capacity of the Paline Pipeline System that will be effective upon completion of the reversal of the pipeline, which is expected to be completed by October 2012. Also does not reflect revenues under our agreement with Delek for dedicated terminalling services at the Big Sandy terminal. The revenues also do not include activity for the Big Sandy terminal because it is currently idle.

(o) Reflects the additional operating, general and administrative, and depreciation expenses related to entities and assets acquired during 2011, and additional operating and depreciation expenses related to entities acquired in 2012 as if those entities and assets were acquired as of January 1, 2011.

(p) Reflects the elimination of intercompany operating expenses and revenue related to work performed by the Predecessor on behalf of Paline.

The following adjustments relate to contractual and structural changes in revenue and costs:

(q) The pro forma revenues reflect recognition of related party revenues for pipelines and terminals contributed to us that have not been previously recorded in the historical financial records of the Predecessor. The Predecessor historical financial statements did not reflect all intercompany revenues between subsidiaries for pipeline tariffs and terminalling charges, but included all operating expenses associated with the particular pipelines and terminals. Product volumes used in the calculations are historical volumes (calculated on an average basis for the periods presented) transported on or terminalled in facilities included in the Predecessor’s financial statements. Also included in this adjustment are service fees calculated using the rates and fees in the commercial agreements to be entered into primarily with Delek at the closing of this offering.

Delek Logistics Partners, LP

Notes to Unaudited Pro Forma Combined Financial Statements

The table below provides details for this adjustment associated with the commercial agreements we will enter into with Delek at the closing of this offering:

	For the Year Ended December 31, 2011
Agreement	New Tarriff Rate (per bbl)		Historical Throughputs (average bpd)	Pro Forma Revenue		Historical Revenue	Revenue Adjustment
Pipeline and transportation
Lion Pipeline System:
Crude oil pipelines (non-gathered)	$0.85		57,180	$12,005		$3,984	$8,021
Refined products pipelines to Enterprise System	0.10		46,203	1,141		—	1,141
SALA Gathering System	2.25		17,358	9,647		5,788	3,859
East Texas Crude Logistics System	0.40		55,341	8,080
Additional fee	0.20	(1)	5,341	390

Total East Texas Crude Logistics System				8,470		7,070	1,400

Wholesale marketing and terminalling
East Texas- Tyler refinery sales	0.60		51,568	11,226		9,982	1,244
Memphis terminal	0.50		10,773	1,330		11	1,319

Total				$43,819		$26,835	$16,984

	For the Six Months Ended June 30, 2012
Agreement	New Tarriff Rate (per bbl)		Historical Throughputs (average bpd)	Pro Forma Revenue		Historical Revenue	Revenue Adjustment
Pipeline and transportation
Lion Pipeline System:
Crude oil pipelines (non-gathered)	$0.85		48,251	$7,655	(2)	$2,061	$5,594
Refined products pipelines to Enterprise System	0.10		45,320	825		—	825
SALA Gathering System	2.25		20,237	8,287		4,972	3,315
East Texas Crude Logistics System	0.40		51,895	3,778
Additional fee	0.20	(1)	1,895	69

Total East Texas Crude Logistics System				3,847		3,907	(60)

Wholesale marketing and terminalling
East Texas- Tyler refinery sales	0.60		48,272	5,427	(3)	4,935	492
Memphis terminal	0.50		11,558	1,052		—	1,052

Total				$27,093		$15,875	$11,218

(1)	Under the pipeline and tankage agreement that we will enter into with Delek at the closing of this offering, the additional fee for volumes in excess of 50,000 barrels per day will be $0.20 per barrel.
(2)

Under the pipeline and storage facilities agreement that we will enter into upon closing of this offering, Lion Oil will be obligated to throughput an aggregate minimum of 46,000 bpd of crude oil shipped on the Lion Pipeline System. In the second quarter of 2012, the actual historical throughputs fell below this minimum

Delek Logistics Partners, LP

Notes to Unaudited Pro Forma Combined Financial Statements

commitment. The pro forma revenues were calculated using first quarter 2012 historical throughputs of 52,969 bpd, for revenue of $4.1 million, and minimum volume commitment in the second quarter of 2012 of 46,000 bpd, for revenue of $3.6 million.
(3)	Under the east Texas marketing agreement that we will enter into with Delek Refining at the closing of this offering, Delek Refining will be obligated to make available to us for marketing and sale at the Tyler refinery and/or Big Sandy terminal an aggregate amount of refined products of at least 50,000 bpd. As the historical throughputs for the first quarter of 2012 and second quarter of 2012 fell below this minimum volume commitment, 50,000 bpd was used to calculate the pro forma revenue for these respective periods.
(r) The pro forma operating expenses primarily reflect $1.2 million per year ($0.3 million per quarter), an increase relative to historical amounts of $0.5 million for the year ended December 31, 2011 and remained relatively flat for the six months ended June 30, 2012. These expenses are for business interruption, property and pollution liability insurance premiums that the Partnership expects to incur based on estimates from the Partnership’s insurance broker, and incremental employee-related expenses of $0.2 million per year related to Delek personnel who have been identified to be assigned to manage the Partnership’s day-to-day operations after the closing of the offering.

(s) Reflects the difference between the management fees paid by the Predecessor and the annual service fee of $2.7 that we will pay Delek under the terms of our omnibus agreement for performing certain corporate services.

3. Pro Forma Net Income Per Unit

The Partnership computes income per unit using the two-class method. Net income available to common and subordinated unitholders for purposes of the basic income per unit computation is allocated between the common and subordinated unitholders by applying the provisions of the partnership agreement as if all net income for the period had been distributed as cash. Under the two-class method, any excess of distributions declared over net income shall be allocated to the partners based on their respective sharing of income specified in the partnership agreement. For purposes of pro forma calculation, we have assumed that distributions were declared for each common and subordinated unit equal to the minimum quarterly distribution for each quarter during 2011 and the six months ended June 30, 2012.

Pro forma basic net income per unit is determined by dividing the pro forma net income available to common and subordinated unitholders of the Partnership by the number of common and subordinated units expected to be outstanding at the closing of the offering. For purposes of this calculation, the number of common and subordinated units outstanding was assumed to be 11,999,258 units and 11,999,258 units, respectively. All units were assumed to have been outstanding since January 1, 2011.

Staff Accounting Bulletin 1.B.3 requires that certain distributions to owners prior to or coincident with an initial public offering be considered as distributions in contemplation of that offering. Upon completion of this offering, we intend to distribute approximately $147.8 million to Delek, comprised of $108.7 million from the proceeds from the public offering of common units and $90.0 million funded with a borrowing under our new revolving credit facility, net of the payoff of the Predecessor’s current revolving credit facility of $50.9 million.

The table below sets forth the pro forma net income per limited partner unit for both common units and subordinated units during the year ended December 31, 2011 and six months ended June 30, 2012, assuming 18,229,182 common units and 11,999,258 subordinated units were outstanding in each period. The assumed 18,229,182 common units consist of 11,999,258 common units issued as part of the offering plus an additional

Delek Logistics Partners, LP

Notes to Unaudited Pro Forma Combined Financial Statements

6,229,924 common units, which is the number of common units that we would have been required to issue to fund the distribution to Delek, which was calculated as $147.8 million, less the pro forma net earnings of $34.6 million for the year ended December 31, 2011, divided by an issue price per unit of $18.16, which represents the assumed initial public offering price of $20.00 per common unit less the estimated underwriting discounts, structuring fee and offering expenses.

	Year Ended December 31, 2011	Six Months Ended June 30, 2012
Net income per limited partner unit
Common units	$0.93	$0.47
Subordinated units	$1.41	$0.71

Pursuant to the partnership agreement, the general partner is entitled to receive certain incentive distributions that, when applying the provisions of the partnership agreement as if all net income for the period had been distributed as cash, will result in less net income allocable to common and subordinated unitholders provided that the net income exceeds certain targets. The incentive distribution rights are a separate equity interest and represent participating securities. No cash distributions would have been declared to the incentive distribution rights during any of the periods, based upon the assumption that distributions were declared equal to the minimum quarterly distribution.

4. Commercial Agreements with Delek

In connection with the closing of this offering, we will enter into various long-term, fee-based commercial agreements with Delek under which we will provide various logistics and marketing services. Each of these agreements will include minimum volume commitments and will have fees indexed to inflation, provided that the fees will not be decreased below the initial amount. While these agreements will not be the result of arm’s-length negotiations, we believe that these fees are substantially equivalent to the fees that we would expect to charge others for similar services. These commercial agreements with Delek will include:

•

A 10-year marketing agreement under which Delek will pay us fees for providing marketing services for 100% of the refined products output of the Tyler refinery, other than jet fuel and petroleum coke. The minimum throughput commitments under this agreement are 50,000 bpd (on a quarterly average basis) at a fee of $0.5964 per barrel, which represents approximately 69% of the throughput capacity of the Tyler refinery;

•

A 5-year pipeline and tankage agreement under which Delek will pay us fees for storing crude as well as transporting crude oil to the Tyler refinery through our East Texas Crude Logistics system. The minimum throughput commitments under this agreement are 35,000 bpd (on a quarterly average basis), which represents approximately 55% of the capacity of these crude pipelines, at a fee of $0.40 per barrel, with an additional $0.20 per barrel charged for amounts in excess of 50,000 bpd;

•

A 5-year pipeline and storage facilities agreement under which Delek will pay us fees for transporting crude oil to the El Dorado refinery through our Lion Pipeline System, gathering crude oil on the SALA Gathering System and transporting refined products from the El Dorado refinery to the Enterprise TE Products Pipeline. The minimum throughput commitments under this agreement are 46,000 bpd (on a quarterly average basis) at a tariff rate of $0.85 per barrel for the crude oil pipelines, excluding crude oil gathered on our SALA Gathering System, and 40,000 bpd (on a

Delek Logistics Partners, LP

Notes to Unaudited Pro Forma Combined Financial Statements

quarterly average basis) at a tariff rate of $0.10 per barrel for the refined product pipelines, representing approximately 30% and 54%, respectively, of the aggregate capacity of such pipelines, and 14,000 bpd (on a quarterly average basis) at a tariff rate of $2.25 per barrel for the SALA Gathering System. We are unable to provide a meaningful estimate of the aggregate capacity of the SALA Gathering System on a system-wide basis; and

•

Two 5-year terminalling services agreements under which Delek will pay us fees for providing terminalling services for Delek at our Memphis and Big Sandy terminals, as well storing product at our Big Sandy terminal. The minimum throughput commitments under these agreements are 10,000 bpd (on a quarterly average basis) for the Memphis terminal, representing approximately 75% of maximum loading capacity, and 5,000 bpd (on a quarterly average basis) for the Big Sandy terminal, representing approximately 55% of maximum loading capacity, in each case at a fee of $0.50 per barrel.

In addition, we will enter into the following agreements with Delek:

•	An omnibus agreement under which we will pay Delek a fixed fee for providing certain centralized corporate services and reimburse Delek for other expenses incurred on our behalf; and

•	An operation and management services agreement under which Delek will operate the assets of the Partnership on our behalf, and we will reimburse Delek for the costs of services performed.

Please read “Certain Relationships and Related Party Transactions” for a detailed description of these agreements.

Report of Independent Registered Public Accounting Firm

The Board of Directors of

Delek US Holdings, Inc.

We have audited the accompanying combined balance sheets of Delek Logistics Partners, LP Predecessor (the “Predecessor”) as of December 31, 2011 and 2010, and the related combined statements of operations, division equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Predecessor’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Predecessor’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Predecessor’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Delek Logistics Partners, LP Predecessor at December 31, 2011 and 2010, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Nashville, Tennessee

July 11, 2012

Delek Logistics Partners, LP Predecessor

Combined Balance Sheets

(In thousands)

	December 31,
	2010	2011
Assets
Current assets:
Cash and cash equivalents	$—	$35
Accounts receivable	19,728	22,577
Accounts receivable from related party	—	5,618
Inventory	8,317	18,859
Deferred tax assets	15	733
Other current assets	457	629

Total current assets	28,517	48,451

Property, plant and equipment:
Property, plant and equipment	35,482	144,980
Less: accumulated depreciation	(7,548)	(11,300)

Property, plant and equipment, net	27,934	133,680

Goodwill	7,499	7,499
Intangible assets, net	7,531	10,025
Other non-current assets	350	172

Total assets	$71,831	$199,827

Liabilities and division equity
Current liabilities:
Accounts payable	$16,269	$26,386
Accounts payable to related parties	6,634	—
Current portion of revolving credit facility	—	30,300
Interest payable	19	17
Fuel and other taxes payable	4,035	4,234
Accrued employee costs	72	226
Current portion of environmental liabilities	37	37
Accrued expenses and other current liabilities	432	2,804

Total current liabilities	27,498	64,004
Non-current liabilities:
Revolving credit facility	29,000	—
Asset retirement obligations	1,039	1,342
Deferred tax liabilities	2,089	19,498
Other non-current liabilities	—	7,261

Total non-current liabilities	32,128	28,101
Commitments and contingencies
Division equity	12,205	107,722

Total liabilities and division equity	$71,831	$199,827

See accompanying notes to combined financial statements

Delek Logistics Partners, LP Predecessor

Combined Statements of Operations

(In thousands)

	Year Ended December 31,
	2009	2010	2011
Net sales	$374,420	$504,408	$744,079
Operating costs and expenses:
Cost of goods sold	349,493	476,678	700,505
Operating expenses	2,643	2,920	12,940
General and administrative expenses	5,740	4,247	5,795
Depreciation and amortization	2,804	2,810	4,820
Gain on sale of assets	—	—	(2)

Total operating costs and expenses	360,680	486,655	724,058

Operating income	13,740	17,753	20,021

Interest expense, net	2,173	2,564	2,011

Income before income tax expense	11,567	15,189	18,010
Income tax expense	4,059	5,102	5,363

Net income	$7,508	$10,087	$12,647

See accompanying notes to combined financial statements

Delek Logistics Partners, LP Predecessor

Combined Statements of Division Equity

(In thousands)

Balance at January 1, 2009	$22,611
Net income	7,508
Stock-based compensation expense	190
Tax expense from exercise of stock-based awards	(7)
Capital distributions	(28,270)

Balance at December 31, 2009	2,032
Net income	10,087
Stock-based compensation expense	86

Balance at December 31, 2010	12,205
Net income	12,647
Stock-based compensation expense	64
Tax benefit from exercise of stock-based awards	20
Non-cash contribution of Paline and Contributed Lion Oil Assets opening net assets from Delek	80,327
Capital contributions	2,459

Balance at December 31, 2011	$107,722

See accompanying notes to combined financial statements

Delek Logistics Partners, LP Predecessor

Combined Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2009	2010	2011
Cash flows from operating activities:
Net income	$7,508	$10,087	$12,647
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,804	2,810	4,820
Amortization of deferred financing costs	173	169	208
Accretion of asset retirement obligations	61	73	91
Deferred income taxes	599	258	(4,328)
Stock-based compensation expense	190	86	64
Changes in assets and liabilities:
Accounts receivable	(6,679)	(6,063)	(2,628)
Inventories and other current assets	777	(4,239)	(10,707)
Accounts payable and other current liabilities	4,183	5,160	9,254
Accounts payable to related parties	(3,281)	5,111	(12,252)
Non-current assets and liabilities, net	(749)	(31)	(28)

Net cash provided by (used in) operating activities	5,586	13,421	(2,859)

Cash flows from investing activities:
Purchase of property, plant and equipment	(1,607)	—	(885)

Net cash used in investing activities:	(1,607)	—	(885)

Cash flows from financing activities:
Proceeds from revolving credit facility	159,416	164,100	197,300
Payments on revolving credit facility	(135,716)	(177,600)	(196,000)
Tax (expense) benefit from exercise of stock options	(7)	—	20
Capital (distribution) contribution	(28,270)	—	2,459

Net cash (used in) provided by financing activities	(4,577)	(13,500)	3,779

Net increase (decrease) in cash and cash equivalents	(598)	(79)	35
Cash and cash equivalents at the beginning of the year	677	79	—

Cash and cash equivalents at the end of the year	$79	$—	$35

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$1,884	$2,512	$1,807

Income taxes	$72	$1	$56

See accompanying notes to combined financial statements

Delek Logistics Partners, LP Predecessor

Notes to Combined Financial Statements

1. General

Delek Logistics Partners, LP Predecessor consists of the assets, liabilities and results of operations of certain crude oil and refined product pipeline, storage, wholesale marketing and terminalling assets of Delek US Holdings, Inc. (Delek), operated and held by Delek Marketing & Supply, Inc. (Marketing), Paline Pipeline Company, LLC (Paline), and Lion Oil Company (Lion Oil), each a wholly owned subsidiary of Delek, to be contributed to Delek Logistics Partners, LP, a Delaware limited partnership formed in April 2012 (the Partnership) in connection with its proposed initial public offering. Delek Logistics Partners, LP Predecessor (the Predecessor) is the predecessor to the Partnership for accounting purposes. As used in this report, the terms “we”, “our”, “us”, or like terms refer to the Predecessor. References in this report to “Delek” refer collectively to Delek and its consolidated subsidiaries, other than Delek Logistics Partners, LP, its combined subsidiaries and its general partner. The accompanying financial statements include the assets, liabilities and results of operations of the assets to be contributed by Lion Oil to the Partnership in connection with its proposed initial public offering, other than Paline, for all periods after April 28, 2011. The assets, liabilities and results of operations of Paline are included in the accompanying financial statements for all periods after December 19, 2011, the date of the acquisition of Paline by Delek. For all periods prior to April 29, 2011, Paline is included in the assets, liabilities and results of operations of the assets of Lion Oil.

Marketing sells unbranded refined products on a wholesale basis in West Texas through company-owned and third-party operated terminals. Marketing also manages, through company-owned and leased pipelines, the transportation of crude oil to, and provides storage of crude oil for, Delek’s refinery located in Tyler, Texas (the Tyler refinery). Marketing also provides marketing services to the Tyler refinery in the sales of its products through wholesale and contract sales. All of the assets of Marketing are being contributed to the Partnership.

Paline owns and operates a 185-mile pipeline that runs between Port Neches and Longview, Texas and an approximately seven-mile idle pipeline between Port Neches and Port Arthur, Texas (collectively, the Paline Pipeline). On December 19, 2011, Delek acquired all of the equity interests in Paline (the Paline Acquisition) from a subsidiary of Ergon Inc. (Ergon). The equity interests in Paline are being contributed to the Partnership.

Lion Oil is engaged in petroleum refining and related lines of business and owns the following assets: an 80,000 barrels per day (bpd) refinery (the El Dorado refinery), an industrial construction and engineering business, a gasoline and diesel terminal, and an asphalt distribution terminal located in El Dorado, Arkansas (the assets of the aforementioned businesses are not being contributed to the Partnership); the 77-mile Magnolia crude oil transportation system that runs between Shreveport, Louisiana and the Magnolia crude terminal (the Magnolia Pipeline System); the 28-mile El Dorado crude oil transportation system that runs from the Magnolia terminal to the El Dorado refinery, as well as two associated product pipelines (the El Dorado Pipeline System); a crude oil gathering system with approximately 600 miles of operating pipeline (the SALA Gathering System); and light product distribution terminals located in Memphis and Nashville, Tennessee. The El Dorado refinery is the only customer for the Magnolia Pipeline System and the El Dorado Pipeline System and accounts for substantially all of the capacity of the SALA Gathering System. The distribution terminals located in Tennessee supply refined products to some of Delek’s convenience stores in the Memphis and Nashville markets. The distribution terminal located in Memphis is used to market Lion Oil products; the distribution terminal located in Nashville is supplied by independent third parties. In 2007, Delek acquired approximately 34.6% of the issued and outstanding shares of common stock of Lion Oil. In April 2011, Delek acquired an additional 53.7% of Lion Oil’s common stock from Ergon, bringing Delek’s interest in Lion Oil to 88.3% (the Lion Oil Acquisition). On October 7, 2011, Delek acquired the remaining 11.7% minority equity interests in Lion Oil held by a consortium of private investors. Upon acquiring a majority equity ownership position in Lion Oil in April 2011, Delek assumed operational management of the El Dorado refinery and its related assets. Delek now reports Lion Oil as part of its

Delek Logistics Partners, LP Predecessor

Notes to Combined Financial Statements

consolidated group. We refer to the Magnolia Pipeline System, the El Dorado Pipeline System, the pipeline assets of the SALA Gathering System, and the Memphis and Nashville terminals collectively as the “Contributed Lion Oil Assets.”

Delek is a controlled company, under the rules and regulations of the New York Stock Exchange, where its shares are traded under the symbol DK. As of December 31, 2011, approximately 68.5% of Delek’s shares are beneficially owned by Delek Group Ltd., a conglomerate that is domiciled and publically traded in Israel.

2. Accounting Policies

Basis of Presentation

The accompanying financial statements and related notes present our combined financial position, results of operations, cash flows and division equity. The combined financial statements include financial data at historical cost as the contribution of assets is considered to be a reorganization of entities under common control. The combined financial statements have been prepared in conformity with U.S. generally accepted accounting principles (GAAP) applied on a consistent basis. All significant intercompany transactions and account balances have been eliminated.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting

We are an energy business focused on crude oil and refined product pipeline, storage, wholesale marketing and terminalling activities. We report our assets and operating results in two reportable segments: our Pipelines and Transportation segment and our Wholesale Marketing and Terminalling segment. Decisions concerning the allocation of resources and assessment of operating performance are made based on this segmentation. Management measures the operating performance of each of its reportable segments based on the segment contribution margin. Segment contribution margin is defined as net sales less cost of sales and operating expenses, excluding depreciation and amortization.

Cash and Cash Equivalents

We maintain cash and cash equivalents in accounts with large, national financial institutions. All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Accounts Receivable

Accounts receivable primarily consists of trade receivables generated in the ordinary course of business. We perform on-going credit evaluations of our customers and generally do not require collateral on accounts receivable. All accounts receivable amounts are considered to be fully collectible. Accordingly, no allowance has been established as of December 31, 2010 and 2011.

Two customers accounted for approximately 34.1% and 33.2% of the accounts receivable balance as of December 31, 2010 and 2011, respectively. One customer accounted for more than 10% of net sales for the years ended December 31, 2009, 2010, and 2011. The amount of revenues from this customer were $58.0 million,

Delek Logistics Partners, LP Predecessor

Notes to Combined Financial Statements

$68.6 million and $154.6 million for the years ended December 31, 2009, 2010, and 2011, respectively, and are included in our Wholesale Marketing and Terminalling segment.

Inventory

Inventory consists of refined products which are stated at the lower of cost or market on a first-in, first-out (FIFO) basis.

Property, Plant and Equipment

Assets acquired in conjunction with acquisitions are recorded at estimated fair market value in accordance with the purchase method of accounting as prescribed in Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards Codification (ASC) 805, Business Combinations (ASC 805). Other acquisitions of property and equipment are carried at cost.

Betterments, renewals and extraordinary repairs that extend the life of an asset are capitalized. Maintenance and repairs are charged to expense as incurred.

Depreciation is computed using the straight-line method over management’s estimated useful lives of the related assets, except for automotive equipment, which is depreciated using a declining-balance method. The estimated useful lives are as follows:

Years
Building and building improvements	15-40
Pipelines and terminals	15-40
Asset retirement obligations assets	15-50
Other equipment	3-15

Intangible Assets

Intangible assets consist of long-term supply contracts and indefinite-lived rights of way. We amortize the definite-lived long-term supply contracts on a straight-line basis over the estimated useful life of 11.5 years. The amortization expense is included in depreciation and amortization in the accompanying combined statements.

Property, Plant and Equipment and Intangibles Impairment

Property, plant and equipment and definite life intangibles are evaluated for impairment whenever indicators of impairment exist. In accordance with ASC 360, Property, Plant and Equipment and ASC 350, Intangibles - Goodwill and Other, we evaluate the realizability of these long-lived assets as events occur that might indicate potential impairment. In doing so, we assess whether the carrying amount of the asset is unrecoverable by estimating the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges. If the carrying amount is more than the recoverable amount, an impairment charge must be recognized based on the fair value of the asset.

Goodwill and Potential Impairment

Goodwill in an acquisition represents the excess of the aggregate purchase price over the fair value of the identifiable net assets. Our goodwill is recorded at original fair value and is not amortized. Goodwill is subject to annual assessment to determine if an impairment of value has occurred and we perform this review annually in the fourth quarter. We could also be required to evaluate our goodwill if, prior to our annual assessment, we experience disruptions in our business, have unexpected significant declines in operating results,

Delek Logistics Partners, LP Predecessor

Notes to Combined Financial Statements

or sustain a permanent market capitalization decline. If an asset’s carrying amount exceeds its fair value, the impairment assessment leads to the testing of the implied fair value of the asset’s goodwill to its carrying amount. If the implied fair value is less than the carrying amount, a goodwill impairment charge is recorded. Our annual assessment of goodwill did not result in an impairment charge during the years ended December 31, 2009, 2010 or 2011.

Derivatives

We record all derivative financial instruments, including forward fuel contracts, at estimated fair value in accordance with the provisions of ASC 815, Derivatives and Hedging (ASC 815). Changes in the fair value of the derivative instruments are recognized in operations, unless we elect to apply the hedging treatment permitted under the provisions of ASC 815 allowing such changes to be classified as other comprehensive income. We validate the fair value of all derivative financial instruments on a monthly basis, utilizing valuations from third party financial and brokerage institutions. During the years ended December 31, 2009, 2010, and 2011, we did not elect to apply hedging treatment to our derivative positions and, therefore, all changes in fair value are reflected in the statements of operations.

Our policy under the guidance of ASC 815-10-45, Derivatives and Hedging—Other Presentation Matters (ASC 815-10-45), is to net the fair value amounts recognized for multiple derivative instruments executed with the same counterparty and offset these values against the cash collateral arising from these derivative positions.

Fair Value of Financial Instruments

The fair values of financial instruments are estimated based upon current market conditions and quoted market prices for the same or similar instruments. Management estimates that the carrying value approximates fair value for all of our assets and liabilities that fall under the scope of ASC 825, Financial Instruments (ASC 825).

We apply the provisions of ASC 820, Fair Value Measurements and Disclosure (ASC 820), in our presentation and disclosures regarding fair value, which pertain to certain financial assets and liabilities measured at fair value in the statement of position on a recurring basis. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about such measurements that are permitted or required under other accounting pronouncements. See Note 11 for further discussion.

We apply the provisions of ASC 825 as it pertains to the fair value option. This standard permits the election to carry financial instruments and certain other items similar to financial instruments at fair value on the balance sheet, with all changes in fair value reported in earnings. By electing the fair value option in conjunction with a derivative, an entity can achieve an accounting result similar to a fair value hedge without having to comply with complex hedge accounting rules. As of December 31, 2010 or 2011, we did not make the fair value election for any financial instruments not already carried at fair value in accordance with other standards.

Self-Insurance Reserves

We are covered under Delek’s insurance programs. Delek is primarily self-insured for employee medical, workers’ compensation and general liability costs, with varying limits of per claim and aggregate stop loss insurance coverage that management considers adequate. We maintain an accrual for these costs based on claims filed and an estimate of claims incurred but not reported. Differences between actual settlements and recorded accruals are recorded in the period identified.

Delek Logistics Partners, LP Predecessor

Notes to Combined Financial Statements

Environmental Expenditures

We have historically accrued environmental and clean-up related costs of a non-capital nature when it is both probable that a liability has been incurred and the amount can be reasonably estimated. Environmental liabilities represent the current estimated costs to investigate and remediate contamination at our properties. This estimate is based on internal and third-party assessments of the extent of the contamination, the selected remediation technology and review of applicable environmental regulations, typically considering estimated activities and costs for the next 15 years, unless a specific longer range estimate is practicable. Accruals for estimated costs from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study and include, but are not limited to, costs to perform remedial actions and costs of machinery and equipment that are dedicated to the remedial actions and that does not have an alternative use. Such accruals are adjusted as further information develops or circumstances change. We discount environmental liabilities to their present value if payments are fixed and determinable. Expenditures for equipment necessary for environmental issues relating to ongoing operations are capitalized. Estimated recoveries of costs from other parties are recorded on an undiscounted basis as assets when their realization is deemed probable.

Asset Retirement Obligations

We recognize liabilities which represent the fair value of a legal obligation to perform asset retirement activities, including those that are conditional on a future event, when the amount can be reasonably estimated. These obligations are related to the required cleanout of our pipelines and terminal tanks, and removal of certain above-grade portions of our pipelines situated on right-of-way property.

The reconciliation of the beginning and ending carrying amounts of asset retirement obligations is as follows (in thousands):

	Year Ended December 31,
	2010	2011
Beginning balance	$966	$1,039
Liabilities acquired	—	212
Accretion expense	73	91

Ending balance	$1,039	$1,342

In order to determine fair value, management must make certain estimates and assumptions including, among other things, projected cash flows, a credit-adjusted risk-free rate and an assessment of market conditions that could significantly impact the estimated fair value of the asset retirement obligations.

Other Non-current Liabilities

We recognized an estimated $4.4 million liability associated with a customer contract in the Paline Acquisition and assumed an estimated $2.9 million of non-current tank and pipeline inspection liabilities in the Lion Oil Acquisition, both of which were outstanding as of December 31, 2011.

Revenue Recognition

Revenues for products sold are recorded at the point of sale upon delivery of product, which is the point at which title to the product is transferred, and when payment has either been received or collection is reasonably assured. Service revenues are recognized as crude oil and refined products are shipped through, delivered by or stored in our pipelines, terminals and storage facility assets, as applicable. We do not recognize product sales

Delek Logistics Partners, LP Predecessor

Notes to Combined Financial Statements

revenues for these services, as title on the product never passes to us. All revenues are based on regulated tariff rates or contractual rates.

Cost of Goods Sold and Operating Expenses

Cost of goods sold includes all costs of refined products, additives and related transportation. We do not recognize product cost of sales related to our shipping, delivering and storage services, as title to the product never passes to us. Operating expenses include the costs associated with the operation of owned terminals, terminalling expense at third-party locations and pipeline maintenance costs.

Sales, Use and Excise Taxes

Our policy is to exclude sales, use and excise taxes from revenue when we are an agent of the taxing authority, in accordance with ASC 605-45, Revenue Recognition—Principal Agent Considerations.

Deferred Financing Costs

Deferred financing costs are included in other non-current assets in the accompanying balance sheets and represent expenses related to issuing a note payable. These amounts are amortized ratably over the remaining term of the respective financing and are included in interest expense in the accompanying combined financial statements.

Operating Leases

We lease certain equipment and have surface leases under various operating lease arrangements, most of which provide the option, after the initial lease term, to renew the leases. None of these lease arrangements include fixed rental rate increases.

Lease expense for all operating leases totaled $0.1 million, $0.1 million, and $0.2 million for the years ended December 31, 2009, 2010, and 2011, respectively.

Income Taxes

Our operations are currently included in Delek’s consolidated federal income tax return. Income taxes are accounted for under the provisions of ASC 740, Income Taxes (ASC 740). This statement generally requires us to record deferred income taxes for the differences between the book and tax bases of its assets and liabilities, which are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred income tax expense or benefit represents the net change during the year in our deferred income tax assets and liabilities.

ASC 740 also prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return and prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. Finally, ASC 740 requires an annual tabular roll-forward of unrecognized tax benefits.

We do not file a separate U.S. federal income tax return. Our results of operations are currently included in the consolidated return of Delek. However, the provisions of ASC 740 have been followed as though each member of the reporting group were a separate filer.

Delek Logistics Partners, LP Predecessor

Notes to Combined Financial Statements

Stock-Based Compensation

ASC 718, Compensation—Stock Compensation (ASC 718) requires the cost of all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement and establishes fair value as the measurement objective in accounting for share-based payment arrangements. ASC 718 requires the use of a valuation model to calculate the fair value of stock-based awards. We use the Black-Scholes-Merton option-pricing model to determine the fair value of stock-based awards.

Restricted stock units (RSUs) are measured based on the fair market value of the underlying stock on the date of grant. Vested RSUs are not issued until the minimum statutory withholding requirements have been remitted to us for payment to the taxing authority. As a result, the actual number of shares accounted for as issued may be less than the number of RSUs vested, due to any withholding amounts which have not been remitted.

Instruments granted to our employees are shares in Delek. However, the provisions of ASC 718 require that the compensation expense associated with these grants be recorded in our statements of operations. We generally recognize compensation expense related to stock-based awards with graded or cliff vesting on a straight-line basis over the vesting period. It is Delek’s practice to issue new shares when stock-based compensation is exercised.

Comprehensive Income

Comprehensive income for the years ended December 31, 2009, 2010, and 2011 was equivalent to net income.

New Accounting Pronouncements

In December 2011, the FASB issued guidance requiring the disclosure of information about offsetting and related arrangements to enable users of financial statements to understand the effect of these arrangements on financial position. The guidance requires the disclosure of both gross information and net information about both instruments and transactions eligible for offset in the balance sheet and instruments and transactions subject to an agreement similar to a master netting arrangement. This guidance is effective for interim and annual reporting periods beginning on January 1, 2013. The adoption of this guidance will not affect our business, financial position or results of operations, but may result in additional disclosures.

3. Acquisition of Pipeline Assets

On March 31, 2009, Marketing purchased certain pipeline and storage assets from Delek Refining, Inc. (Refining), a related party under common control, for total cash consideration of approximately $29.3 million, net of liabilities assumed of $0.4 million. The pipeline and storage assets were transferred at a book value of $1.4 million. The remaining proceeds of $28.3 million were recorded as a capital distribution to Refining due to the related party nature of the transaction.

4. Inventory

Carrying value of inventory consisted of $8.3 million and $18.9 million of refined petroleum products as of December 31, 2010 and 2011, respectively.

Delek Logistics Partners, LP Predecessor

Notes to Combined Financial Statements

5. Property, Plant, and Equipment

Property, plant and equipment, at cost, consist of the following (in thousands):

	December 31,
	2010	2011
Land and land improvements	$711	$905
Building and building improvements	602	815
Pipelines and terminals	33,759	142,218
Other equipment	410	1,042

	35,482	144,980
Less: accumulated depreciation	(7,548)	(11,300)

	$27,934	$133,680

Depreciation expense for the years ended December 31, 2009, 2010, and 2011 was $1.7 million, $1.8 million, and $3.8 million, respectively.

6. Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the identifiable net assets acquired. Goodwill acquired in a purchase business combination is recorded at fair value and is not amortized. Our goodwill relates to the West Texas assets contributed by Marketing.

We perform an annual assessment of whether goodwill retains its value. This assessment is done more frequently if indicators of potential impairment exist. We performed our annual goodwill impairment review in the fourth quarter of 2009, 2010, and 2011. We performed a discounted cash flows test, using a market participant weighted average cost of capital, and estimated minimal growth rates for revenue, gross profit, and capital expenditures based on history and our best estimate of future forecasts. We also estimated the fair values using a multiple of expected future cash flows such as those used by third party analysts. In 2009, 2010 and 2011, the annual impairment review resulted in the determination that no impairment of goodwill had occurred. Goodwill remained at $7.5 million from January 1, 2009 through December 31, 2011.

7. Intangible Assets

Our identifiable intangible assets are as follows (in thousands):

	December 31,
	2010	2011
Supply contracts with 11.5 years useful life	$12,227	$12,227
Rights-of-way assets not subject to amortization (indefinite life)	—	3,557
Accumulated amortization	(4,696)	(5,759)

	$7,531	$10,025

Amortization of intangible assets was $1.1 million, $1.0 million, and $1.1 million for the years ended December 31, 2009, 2010 and 2011, respectively, and is included in depreciation and amortization on the accompanying combined statements of operations. Amortization expense is estimated to be approximately $1.1 million per year for the years ended 2012 through 2016.

Delek Logistics Partners, LP Predecessor

Notes to Combined Financial Statements

8. Revolving Credit Facility

We have a revolving credit facility with Fifth Third Bank (Fifth Third Revolver) that carries a credit limit of $75.0 million, including a $35.0 million sub-limit for letters of credit. As of December 31, 2011, we had $30.3 million outstanding borrowings under the facility, as well as letters of credit issued of $10.5 million. Borrowings under the Fifth Third Revolver are secured by substantially all of the assets of Marketing. The Fifth Third Revolver matures on December 19, 2012. The Fifth Third Revolver bears interest based on predetermined pricing grids that allow us to choose between Base Rate Loans or LIBOR Rate Loans. At December 31, 2011, the weighted average borrowing rate was approximately 3.9%. Additionally, the Fifth Third Revolver requires us to pay a quarterly fee of 0.50% per year on the average available revolving commitment. Amounts available under the Fifth Third Revolver as of December 31, 2011 were approximately $34.2 million. We are required to comply with certain usual and customary financial and non-financial covenants under the terms of this revolver. We believe we were in compliance with all covenant requirements as of December 31, 2011.

9. Stock-Based Compensation

The Delek US Holdings, Inc. 2006 Long-Term Incentive Plan, as amended (the Plan), allows Delek to grant stock options, stock appreciation rights (SARs), RSUs and other stock-based awards of up to 5,053,392 shares of Delek’s common stock to certain directors, officers, employees, consultants and other individuals who perform services for Delek or its affiliates. Stock options and stock SARs granted under the Plan are generally granted at market price or higher. The vesting of all outstanding awards is subject to continued service to Delek or its affiliates except that vesting of awards granted to certain executive employees could, under certain circumstances, accelerate upon termination of their employment and the vesting of all outstanding awards could accelerate upon the occurrence of an Exchange Transaction (as defined in the Plan). Most new awards granted under the Plan will vest ratably over a period of four years. In the second quarter of 2010, Delek’s Board of Directors and its Incentive Plan Committee began using stock-settled SARs, rather than stock options, as the primary form of appreciation award under the Plan. Certain Delek employees supporting our operations were granted stock awards.

Option and SAR Assumptions

The table below provides the assumptions used in estimating the fair values of stock options and SARs granted to our employees. For all options granted, Delek calculated volatility using historical volatility and implied volatility of a peer group of public companies using weekly stock prices. All calculations used in the valuation of options attributed to us are based on these assumptions.

	2009 Grants (Graded Vesting) 3-4 Years	2009 Grants (Cliff Vesting) 4 Years	2010 Grants (Graded Vesting) 4 Years	2011 Grants (Graded Vesting) 4 Years
Expected volatility	34.73%-37.78%	35.31%-37.22%	33.01%-60.88%	58.58%-60.54%
Dividend yield	1.00%	1.00%	1.00%	1.00%
Expected term	6.0-6.25 years	7.0 years	6.25 years	6.25 years
Risk free rate	0.06%-3.53%	0.06%-3.53%	0.06%-3.33%	0.00%-3.37%
Fair value	$2.66	$0.98	$3.51	$6.59

Delek Logistics Partners, LP Predecessor

Notes to Combined Financial Statements

Stock Option Activity

The following table summarizes the stock option and SAR activity for our employees for the years ended December 31, 2009, 2010, and 2011.

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Contractual Term (years)	Aggregate Intrinsic Value (in thousands)
Options outstanding, December 31, 2008	97,725	$20.92
Granted	62,320	$9.17
Exchanged	(95,025)	$20.96
Forfeited	(2,700)	$19.39

Options outstanding, December 31, 2009	62,320	$9.17
Granted	38,200	$6.72

Options outstanding, December 31, 2010	100,520	$8.24
Granted	44,100	$13.89
Exercised	(34,730)	$9.14
Transferred	(75,433)	$10.22

Options outstanding, December 31, 2011	34,457	$10.22	7.8	$134

Options exercisable, December 31, 2011	9,032	$8.78	7.6	$—

Delek issues new shares of its common stock upon exercise or vesting of stock options.

Restricted Stock Units

The fair value of RSUs is determined based on the closing price of Delek’s common stock on the grant date.

The following table summarizes the RSU activity for our employees for the years ended December 31, 2009, 2010 and 2011:

	Number of RSUs	Weighted- Average Grant Price
Non-vested RSUs at December 31, 2008 and 2009	4,500	$20.22
Granted	5,000	6.60
Vested	(3,000)	20.22

Non-vested RSUs at December 31, 2010	6,500	$9.74
Vested	(2,750)	14.03
Transferred	(3,750)	6.60

Non-vested RSUs at December 31, 2011	—	$—

Delek Logistics Partners, LP Predecessor

Notes to Combined Financial Statements

Compensation Expense Related to Equity-based Awards

Delek recognized compensation expense for equity-based awards of $4.0 million ($2.7 million, net of taxes), $3.1 million ($2.0 million, net of taxes) and $2.7 million ($1.8 million, net of taxes) for the years ended December 31, 2009, 2010 and 2011, respectively. These amounts are included in general and administrative expenses in Delek’s consolidated statements of operations. Delek recognized a total income tax benefit for equity-based awards of $2.7 million for the year ended December 31, 2011, of which a nominal amount related to our employees. There was a nominal income tax benefit for equity-based awards for the year ended December 31, 2009 and no tax benefit for the year ended December 31, 2010.

Of the total Delek stock-based compensation expense of $4.0 million, $3.1 million and $2.7 million, approximately $0.2 million, $0.1 million, and $0.1 million related to our employees for the years ended December 31, 2009, 2010 and 2011, respectively, and was recorded as compensation expense and additional paid-in capital. We recognized an additional $0.6 million, $0.6 million, and $0.5 million in compensation expense related to stock-based compensation awards to other related party employees for the years ended December 31, 2009, 2010 and 2011, respectively, for allocated related party services, an allocation for RSUs, and an allocation of directors and executive officers stock-based compensation.

As of December 31, 2011, there was $0.1 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements at Delek for our employees. That cost is expected to be recognized over a weighted average period of two years.

10. Segment Data

We report our assets and operating results in two reportable segments: pipelines and transportation, and wholesale marketing and terminalling. Decisions concerning the allocation of resources and assessment of operating performance are made based on this segmentation. Management measures the operating performance of each of its reportable segments based on the segment contribution margin. Segment contribution margin is defined as net sales less cost of sales and operating expenses, excluding depreciation and amortization.

Our pipelines and transportation segment provides crude oil gathering, transportation and storage services to Delek’s refining operations.

Our wholesale marketing and terminalling segment provides marketing and terminalling services to Delek’s refining operations and to independent third parties.

Delek Logistics Partners, LP Predecessor

Notes to Combined Financial Statements

The following is a summary of business segment operating performance as measured by contribution margin for the years ended December 31, 2009, 2010 and 2011 (in thousands):

	For the Year Ended December 31, 2009
	Pipelines and Transportation	Wholesale Marketing and Terminalling	Total
Net sales	$6,633	$367,787	$374,420
Operating costs and expenses:
Cost of goods sold	—	349,493	349,493
Operating expenses	1,419	1,224	2,643

Segment contribution margin	$5,214	$17,070	22,284

General and administrative expenses			5,740
Depreciation and amortization			2,804

Operating income			13,740

Capital spending (excluding business combinations)	$516	$24	$540

	As of and For the Year Ended December 31, 2010
	Pipelines and Transportation	Wholesale Marketing and Terminalling	Total
Net sales	$9,451	$494,957	$504,408
Operating costs and expenses:
Cost of goods sold	—	476,678	476,678
Operating expenses	1,955	965	2,920

Segment contribution margin	$7,496	$17,314	24,810

General and administrative expenses			4,247
Depreciation and amortization			2,810

Operating income			$17,753

Total assets	$1,793	$70,038	$71,831

Capital spending	$—	$—	$—

Delek Logistics Partners, LP Predecessor

Notes to Combined Financial Statements

	As of and For the Year Ended December 31, 2011
	Pipelines and Transportation	Wholesale Marketing and Terminalling	Total
Net sales	$21,878	$722,201	$744,079
Operating costs and expenses:
Cost of goods sold	—	700,505	700,505
Operating expenses	9,530	3,410	12,940

Segment contribution margin	$12,348	$18,286	30,634

General and administrative expenses			5,795
Depreciation and amortization			4,820
Gain on sale of assets			(2)

Operating income			$20,021

Total assets	$111,564	$88,263	$199,827

Capital spending	$267	$618	$885

11. Fair Value Measurements

We apply the provisions of ASC 820, which defines fair value, establishes a framework for its measurement and expands disclosures about fair value measurements. ASC 820 applies to our commodity derivatives that are measured at fair value on a recurring basis. The standard also requires that we assess the impact of nonperformance risk on our derivatives. Nonperformance risk is not considered material at this time.

ASC 820 requires disclosures that categorize assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included within Level 1 for the asset or liability, either directly or indirectly through market-corroborated inputs. Level 3 inputs are unobservable inputs for the asset or liability reflecting our assumptions about pricing by market participants.

OTC commodity swaps and physical commodity purchase and sale contracts are generally valued using industry-standard models that consider various assumptions, including quoted forward prices, time value, volatility factors and contractual prices for the underlying instruments, as well as other relevant economic measures. The degree to which these inputs are observable in the forward markets determines the classification as Level 2 or 3. Our contracts are valued using quotations provided by brokers based on exchange pricing and/or price index developers such as Platts or Argus. These are classified as Level 2.

Our financial assets and liabilities accounted for at fair value on a recurring basis were nominal as of December 31, 2010 and 2011, respectively.

The derivative values are based on analysis of each contract as the fundamental unit of account as required by ASC 820. Derivative assets and liabilities with the same counterparty are not netted where the legal right of offset exists. This differs from the presentation in the financial statements which reflects our policy under the guidance of ASC 815-10-45, wherein we have elected to offset the fair value amounts recognized for multiple derivative instruments executed with the same counterparty. As of December 31, 2010 and December 31, 2011, a nominal amount of net derivative positions are included in other current assets (liabilities), respectively, on the accompanying combined balance sheets. As of December 31, 2011, $0.2 million of cash collateral is held by counterparty brokerage firms and has been netted with the net derivative positions with each counterparty.

Delek Logistics Partners, LP Predecessor

Notes to Combined Financial Statements

12. Derivative Instruments

Forward Fuel Contracts

From time to time, we enter into forward fuel contracts with major financial institutions that fix the purchase price of finished grade fuel for a predetermined number of units at a future date and have fulfillment terms of less than 90 days. We recognized gains (losses) of $(2.1) million, $0.6 million, and $0.7 million during the years ended December 31, 2009, 2010 and 2011, respectively, which are included as an adjustment to cost of goods sold in the accompanying combined statements of operations. There were nominal unrealized gains (losses) related to these forward fuel contracts held on the combined balance sheets as of both December 31, 2010 and 2011.

13. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of our deferred tax assets and liabilities, reported separately in the accompanying combined financial statements, as of December 31, 2010 and 2011, are as follows (in thousands):

	December 31,
	2010	2011
Current Deferred Taxes:
Accrued reserves	$15	$60
Tank and pipeline inspection liabilities	—	113
Contingent liabilities	—	632
Valuation allowance	—	(72)

Total current deferred tax assets	15	733

Non-Current Deferred Taxes:
Depreciation and amortization	(2,851)	(17,011)
Net operating loss carryforwards	—	626
Stock-based compensation	261	237
Asset retirement obligations	164	280
ASC 815 derivatives	9	(6)
Deferred Revenue	343	343
Tank and pipeline inspection liabilities	—	1,145
Contingent liabilities	—	1,684
State bonus depreciation	1	129
Other	(16)	(11)
Valuation allowance	—	(6,914)

Total non-current deferred tax liabilities	(2,089)	(19,498)

Total net deferred tax liabilities	$(2,074)	$(18,765)

Delek Logistics Partners, LP Predecessor

Notes to Combined Financial Statements

The difference between the actual income tax expense and the tax expense computed by applying the statutory federal income tax rate to income before income taxes is attributable to the following (in thousands):

	Year Ended December 31,
	2009	2010	2011
Provision for federal income taxes at statutory rate	$4,048	$5,316	$6,304
State income taxes, net of federal tax provision	19	32	255
Valuation allowance	—	—	(1,145)
Permanent differences	12	(218)	15
Other items	(20)	(28)	(66)

Income tax expense	$4,059	$5,102	$5,363

Income tax expense is as follows (in thousands):

	Year Ended December 31,
	2009	2010	2011
Current	$3,460	$4,844	$9,691
Deferred	599	258	(4,328)

	$4,059	$5,102	$5,363

Deferred income tax expense above is reflective of the changes in deferred tax assets and liabilities during the current period.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon a stand-alone entity approach, the level of historical taxable income and projections for future taxable income over the periods for which the deferred tax assets are deductible, management believes it is more likely than not we will not realize all of the benefits of these deductible differences. As a result, a valuation allowance has been established for those deferred tax assets that management believes will not be realized. Subsequently recognized tax benefit or expense relating to the valuation allowance for deferred tax assets will be reported as an income tax benefit or expense in the consolidated statement of operations.

Delek files a consolidated federal income tax return and our current income tax payments are paid by Delek. Therefore, any current income tax payable is included in accounts payable to related parties. As of December 31, 2010, income taxes payable of $7.0 million were included in accounts payable to related parties in the accompanying combined balance sheet. As of December 31, 2011, income taxes receivable of $0.3 million were included in accounts receivable from related parties in the accompanying balance sheet. Taxes that are determined on a combined basis apply the benefits for loss allocation method; thus, tax attributes are realized when used in the combined tax return to the extent that they have been subject to valuation allowance.

Our state net operating losses are set to expire between 2014 and 2026.

We are jointly and severally liable with Delek for U.S. federal income taxes, in accordance with a tax sharing arrangement. Delek is no longer subject to U.S. federal income tax examinations by tax authorities for years through 2004. The Internal Revenue Service has examined Delek’s income tax returns through the tax year

Delek Logistics Partners, LP Predecessor

Notes to Combined Financial Statements

ending 2006. Delek carried back its 2009 federal tax net operating loss to the 2005 and 2006 tax years, thus reopening those years for examination up to the amount of the refund claimed. The Joint Committee on Taxation is currently examining Delek’s 2009 carryback claim.

We recognize accrued interest and penalties related to unrecognized tax benefits as an adjustment to the current provision for income taxes. There are no uncertain tax positions recorded as of December 31, 2010 or 2011 and there were no interest or penalties recognized related to uncertain tax positions for the years ended December 31, 2009, 2010 or 2011. We have examined uncertain tax positions for any material changes in the next 12 months and none are expected.

14. Commitments and Contingencies

Litigation

In the ordinary conduct of our business, we are from time to time subject to lawsuits, investigations and claims, including environmental claims and employee-related matters. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, including civil penalties or other enforcement actions, we do not believe that any currently pending legal proceeding or proceedings to which we are a party will have a material adverse effect on our business, financial condition or results of operations.

Self-Insurance

We are covered under Delek’s insurance programs. Delek is self-insured for certain employees’ medical claims up to $0.2 million per employee per year. Delek is self-insured for workers’ compensation claims up to $1.0 million on a per accident basis. Delek self-insures for general liability claims up to $4.0 million on a per occurrence basis. Delek self-insures for auto liability up to $5.0 million on a per accident basis. Delek has umbrella liability insurance in an amount determined reasonable by management.

Rate Regulation of Petroleum Pipelines

The rates and terms and conditions of service on certain of our pipelines may be subject to regulation by the Federal Energy Regulatory Commission (FERC) under the Interstate Commerce Act (ICA) or by the state regulatory commissions in the states in which we transport crude oil and refined products, including the Railroad Commission of Texas, the Louisiana Public Service Commission, and the Arkansas Public Service Commission. We are evaluating the extent to which our pipelines are subject to such regulation. To the extent we determine that the rates and terms and conditions of service of our pipelines are subject to regulation, we intend to file tariffs with FERC or the appropriate state regulatory commissions, or, in certain cases, to seek waiver of the requirement to file tariffs, and to comply with all regulatory requirements imposed by those agencies.

The FERC regulates interstate transportation under the ICA, the Energy Policy Act of 1992 (EPAct 1992) and the rules and regulations promulgated under those laws. The ICA and its implementing regulations require that tariff rates for interstate service on oil pipelines, including pipelines that transport crude oil and refined products in interstate commerce (collectively referred to as “petroleum pipelines”), be just and reasonable and non-discriminatory and that such rates and terms and conditions of service be filed with FERC. Under the ICA, shippers may challenge new or existing rates or services. FERC is authorized to suspend the effectiveness of a challenged rate for up to seven months, though rates are typically not suspended for the maximum allowable period.

While FERC regulates rates for shipments of crude oil or refined products in interstate commerce, state agencies may regulate rates and service for shipments in intrastate commerce. We own pipeline assets in Texas, Arkansas, and Louisiana. In Texas, a pipeline, with some exceptions, is required to operate as a common carrier

Delek Logistics Partners, LP Predecessor

Notes to Combined Financial Statements

by publishing tariffs and providing transportation without discrimination. In Louisiana, all pipelines conveying petroleum from a point of origin within the state to a destination within the state are declared common carriers. The Louisiana Public Service Commission is empowered with the authority to establish reasonable rates and regulations for the transport of petroleum by a common carrier, mandating public tariffs and providing of transportation without discrimination.

Environmental Health and Safety

We are subject to various federal, state and local environmental and safety laws enforced by agencies including the United States Environmental Protection Agency (EPA), the U.S. Department of Transportation / Pipeline and Hazardous Materials Safety Administration, OSHA, the Texas Commission on Environmental Quality, the Texas Railroad Commission, the Arkansas Department of Environmental Quality and the Tennessee Department of Environment and Conservation as well as other state and federal agencies. Numerous permits or other authorizations are required under these laws for the operation of our refinery, terminals, pipelines, and related operations, and may be subject to revocation, modification and renewal.

These laws and permits raise potential exposure to future claims and lawsuits involving environmental and safety matters which could include soil and water contamination, air pollution, personal injury and property damage allegedly caused by substances which we manufactured, handled, used, released or disposed, or that relate to pre-existing conditions for which we have assumed responsibility. We believe that our current operations are in substantial compliance with existing environmental and safety requirements. However, there have been and will continue to be ongoing discussions about environmental and safety matters between us and federal and state authorities, including notices of violations, citations and other enforcement actions, some of which have resulted or may result in changes to operating procedures and in capital expenditures. While it is often difficult to quantify future environmental or safety related expenditures, we anticipate that continuing capital investments and changes in operating procedures will be required for the foreseeable future to comply with existing and new requirements as well as evolving interpretations and more strict enforcement of existing laws and regulations.

Contracts and Agreements

Under the terms of a supply contract (the Abilene Contract) with Noble Petro, Inc. (Noble Petro), we can purchase up to 20,350 barrels per day of light products at the Abilene, Texas terminal for sales and exchange at the Abilene and San Angelo, Texas terminals. We lease the Abilene and San Angelo terminals to Noble Petro, under a separate Terminal and Pipeline Lease and Operating Agreement, with a term that runs concurrent with that of the Abilene Contract. The Abilene Contract expires on December 31, 2017. There are no options to renew the contract.

Under the terms of a supply contract (the East Houston Contract) with Magellan Asset Services, L.P. (Magellan) we can purchase up to an additional 7,000 barrels per day of light products into the Magellan pipeline system in East Houston. This contract currently expires on December 15, 2015. While the primary purpose of the East Houston Contract is to supply products at Magellan’s Aledo, Texas terminal, the agreement allows us to redirect products to other terminals along the Magellan pipeline.

Noble Petro and Magellan supplied 99%, 96% and 97% of the petroleum products we purchased for the years ended December 31, 2009, 2010 and 2011, respectively. Due to the volume of transactions with Noble Petro, we were required to maintain a letter of credit as security against accounts payable. The amount of the letter of credit is calculated in accordance with the terms of the Abilene Contract. As of December 31, 2011, the letter of credit outstanding in favor of Noble Petro totaled $10.5 million.

Delek Logistics Partners, LP Predecessor

Notes to Combined Financial Statements

15. 401(k) Plan

Delek sponsors a voluntary 401(k) Employee Retirement Savings Plan for eligible employees administered by Fidelity Management Trust Company. Employees must be at least 21 years of age and have 60 days of service to be eligible to participate in the plan. Employee contributions are matched on a fully-vested basis up to a maximum of 6% of eligible compensation. Eligibility for the matching contribution begins on the first of the month following one year of employment. For each of the years ended December 31, 2009, 2010 and 2011, we recognized 401(k) expense of $0.1 million.

16. Related Party Transactions

Costs related specifically to us have been identified and included in the statements of operations. Historically, we were not allocated certain corporate costs from Lion Oil. For purposes of these carved-out financial statements, these costs have been allocated as described further below. In the opinion of management, the methods for allocating these costs are reasonable. It is not practicable to estimate the costs that would have been incurred by us if we had been operated on a stand-alone basis.

MAPCO Express, Inc. (Express) provides general and administrative support for us, including services such as corporate management, accounting and payroll. In exchange for these services, we pay Express a monthly management fee. Total management fees paid to Express for the years ended December 31, 2009, 2010 and 2011 were $1.1 million, $0.8 million, and $0.7 million, respectively, which is recorded in general and administrative expenses in the accompanying combined statements of operations.

Payroll expenses for certain employees of Delek are transferred to us. In the years ended December 31, 2009, 2010 and 2011, $1.6 million, $1.3 million and $1.0 million, respectively, in payroll expenses were reclassified to us from Delek and are included in general and administrative expenses in the accompanying combined statement of operations.

Lion Oil provides general and administrative support for us, including services such as corporate management, insurance, accounting and payroll. The property and liability insurance costs that were allocated to us based on a percentage of property and equipment cost were $0.5 million and the remaining shared services costs that were allocated based on a percentage of salaries expense were $1.1 million for the year ended December 31, 2011, which are recorded in general and administrative expenses in the accompanying combined statements of operations.

J. Christy Construction Inc., a subsidiary of Lion Oil, provided certain repairs, maintenance and other contract services to us totaling $0.1 million for the year ended December 31, 2011, which are recorded in operating expenses in the accompanying combined statements of operations.

We had revenues from Lion Oil related to the SALA Gathering and Lion Pipeline Systems totaling $9.8 million and related to the Nashville terminal totaling $0.8 million for the year ended December 31, 2011. In addition, we had pipeline maintenance services revenue of $1.4 million from Paline for the period from April 29, 2011 through December 19, 2011 (the period it was owned by Ergon.) Historically, we participated in Lion Oil’s centralized cash management program under which cash receipts and cash disbursements were processed through Lion Oil’s cash accounts with a corresponding credit or charge to an affiliate account. The affiliate account is included in division equity. Following its initial public offering, the Partnership will maintain separate cash accounts.

Delek Logistics Partners, LP Predecessor

Notes to Combined Financial Statements

We entered into a service agreement with Delek effective October 1, 2006, which among other things, required Delek to pay service fees to us based on the number of gallons sold at the Tyler refinery and a sharing of a portion of the marketing margin achieved in return for providing marketing, sales and customer services. Service fees income received from Delek Refining for the years ended December 31, 2009, 2010 and 2011 were $11.0 million, $10.6 million and $12.2 million, respectively, and are recorded in net sales in the accompanying combined statements of operations.

We and Delek have a service agreement which among other things requires Delek to pay us throughput and storage fees based on the amount of the crude transported and/or stored. This fee equates to $0.35 per barrel transported into the refinery, plus $0.3 million per month for storage, or $0.7 million, whichever is greater. Additionally, Delek pays us a quarterly fee of approximately $0.2 million to compensate us for the tax consequences resulting from the depreciation expense that will not be incurred by us due to the accounting treatment of the acquisition of the pipeline assets discussed in Note 3. Total fees paid to us in conjunction with pipeline storage fees were $6.6 million, $9.5 million and $10.1 million for the years ended December 31, 2009, 2010 and 2011, respectively, and are recorded as a reduction of operating expenses in the accompanying combined statements of operations. Total fees paid to us related to tax depreciation were $0.6 million for the year ended December 31, 2009 and $0.8 million for each of the years ended December 31, 2010 and 2011 and are recorded as a reduction of general and administrative expenses in the accompanying combined statements of operations.

During the years ended December 31, 2009, 2010 and 2011, Delek sold finished product to us in the amounts of $5.4 million, $15.6 million and $12.8 million, respectively.

We recognized $0.6 million for each of the years ended December 31, 2009 and 2010 and $0.5 million for the year ended December 31, 2011 in compensation expense related to stock-based compensation awards to related party employees, for allocated related party services and an allocation of director and executive officer equity-based compensation.

17. Subsequent Events

Nettleton Acquisition

On January 31, 2012, we completed the acquisition (the Nettleton Acquisition) of an approximately 36-mile long, eight- and ten-inch pipeline system (the Nettleton Pipeline) from Plains Marketing, L.P. (Plains). The purchase price, including our reimbursement of certain costs incurred by Plains, was approximately $12.3 million.

The Nettleton Pipeline is used exclusively to transport crude oil from our tank farms in and around Nettleton, Texas to the Bullard Junction in Tyler, Texas, at the Tyler refinery. During the year ended December 31, 2011, more than half of the crude oil processed at the Tyler refinery was supplied through the Nettleton Pipeline. The remainder of the crude oil was supplied through the McMurrey Pipeline System, which also begins at our tank farms in and around Nettleton, Texas and then runs roughly parallel to the Nettleton Pipeline. Prior to the Nettleton Acquisition, we leased the Nettleton Pipeline under the terms of a pipeline capacity lease agreement with Plains. As a condition to the closing of the Nettleton Acquisition, this lease was terminated.

Delek Logistics Partners, LP Predecessor

Notes to Combined Financial Statements

Big Sandy Acquisition

On February 7, 2012, we purchased (i) a light petroleum products terminal located in Big Sandy, Texas (the Big Sandy Terminal), the underlying real property, and other related assets from Sunoco Partners Marketing & Terminals L.P. and (ii) the eight and five-eighths inch diameter Hopewell—Big Sandy Pipeline originating at Hopewell Junction, Texas and terminating at the Big Sandy Station in Big Sandy, Texas from Sunoco Pipeline L.P. The purchase price was approximately $11.0 million.

The Big Sandy Terminal had previously been supplied by the Tyler refinery but has been idle since November 2008.

Delek Logistics Partners, LP Predecessor

Condensed Combined Balance Sheets

(In thousands)

	December 31, 2011	June 30, 2012	Supplemental Pro Forma June 30, 2012
		(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$35	$685	$685
Accounts receivable	22,577	30,452	30,452
Accounts receivable from related party	5,618	6,786	6,786
Prepaid Inventory	—	160	160
Inventory	18,859	24,780	24,780
Deferred tax assets	733	998	998
Other current assets	629	584	584

Total current assets	48,451	64,445	64,445

Property, plant and equipment:
Property, plant and equipment	144,980	170,448	170,448
Less: accumulated depreciation	(11,300)	(15,157)	(15,157)

Property, plant and equipment, net	133,680	155,291	155,291

Goodwill	7,499	7,499	7,499
Intangible assets, net	10,025	9,493	9,493
Other non-current assets	172	78	78

Total assets	$199,827	$236,806	$236,806

Liabilities and equity
Current liabilities:
Accounts payable	26,386	34,765	34,765
Revolving credit facility	30,300	—	—
Interest payable	17	19	19
Fuel and other taxes payable	4,234	5,177	5,177
Accrued employee costs	226	346	346
Current portion of environmental liabilities	37	35	35
Accrued expenses and other current liabilities	2,804	2,672	2,672
Distribution payable to related parties	—	—	147,775

Total current liabilities	64,004	43,014	190,789
Non-current liabilities:
Revolving credit facility	—	50,900	50,900
Asset retirement obligations	1,342	1,395	1,395
Deferred tax liabilities	19,498	19,755	19,755
Other non-current liabilities	7,261	6,896	6,896

Total non-current liabilities	28,101	78,946	78,946
Division equity	107,722	114,846	(32,929)

Total liabilities and division equity	$199,827	$236,806	$236,806

See accompanying notes to combined financial statements

Delek Logistics Partners, LP Predecessor

Condensed Combined Statements of Operations and Comprehensive Operations (Unaudited)

(In thousands)

	Six Months Ended June 30,
	2011	2012
Net sales	$357,254	$501,563
Operating costs and expenses:
Cost of goods sold	339,025	474,469
Operating expenses	4,114	9,094
General and administrative expenses	2,687	4,753
Depreciation and amortization	1,869	4,394

Total operating costs and expenses	347,695	492,710

Operating income	9,559	8,853

Interest expense, net	988	1,110

Income before income tax expense	8,571	7,743
Income tax expense	2,813	2,746

Net income	$5,758	$4,997

See accompanying notes to combined financial statements

Delek Logistics Partners, LP Predecessor

Condensed Combined Statements of Cash Flows (Unaudited)

(In thousands)

	Six Months Ended June 30,
	2011	2012
Cash flows from operating activities:
Net income	$5,758	$4,997
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,869	4,394
Amortization of deferred financing costs	91	94
Accretion of asset retirement obligations	43	53
Deferred income taxes	(4,356)	(8)
Stock-based compensation expense	30	53
Changes in assets and liabilities:
Accounts receivable	(9,641)	(7,875)
Inventories and other current assets	(8,284)	(6,036)
Accounts payable and other current liabilities	7,130	9,310
Accounts receivable from related parties	(8,901)	(1,168)
Non-current assets and liabilities, net	1	(365)

Net cash (used in) provided by operating activities	(16,260)	3,449

Cash flows from investing activities:
Purchase of property, plant and equipment	(1)	(2,203)
Proceeds from sale of property, plant and equipment	—	2
Business combinations—Nettleton and Big Sandy	—	(23,272)

Net cash used in investing activities:	(1)	(25,473)

Cash flows from financing activities:
Proceeds from revolving credit facility	94,800	157,300
Payments on revolving credit facility	(83,400)	(136,700)
Tax benefit from stock issuance	11	8
Capital contributions	5,041	2,066

Net cash provided by financing activities	16,452	22,674

Net increase in cash and cash equivalents	191	650
Cash and cash equivalents at the beginning of the period	—	35

Cash and cash equivalents at the end of the period	$191	$685

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$906	$1,015

Income taxes	$2,203	$1,305

See accompanying notes to combined financial statements

Delek Logistics Partners, LP Predecessor

Notes to Condensed Combined Financial Statements (Unaudited)

1. Organization and Basis of Presentation

Delek Logistics Partners, LP Predecessor consists of the assets, liabilities and results of operations of certain crude oil and refined product pipeline, transportation, wholesale marketing and terminalling assets of Delek US Holdings, Inc. (Delek) operated and held by Delek Marketing & Supply, Inc. (Marketing), Paline Pipeline Company, LLC (Paline), and Lion Oil Company (Lion Oil), each wholly-owned subsidiaries of Delek, to be contributed to Delek Logistics Partners, LP, a Delaware limited partnership formed in April 2012 (the Partnership), in conjunction with its proposed initial public offering. Delek Logistics Partners, LP Predecessor (the Predecessor) is the predecessor to the Partnership for accounting purposes. As used herein, the terms “we”, “our”, “us”, or like terms refer to the Predecessor. References in this report to “Delek” refer collectively to Delek and its consolidated subsidiaries, other than Delek Logistics Partners, LP, its combined subsidiaries and its general partner. Paline and the assets to be contributed by Lion Oil (the Contributed Lion Assets) are included in the condensed combined financial statement as of December 31, 2011 and for the period ended June 30, 2012, but Paline is not included for the period ended June 30, 2011 as it had not yet been acquired by Delek. The operations of the Contributed Lion Oil Assets are included in the condensed combined financial statement for the period from April 29, 2011 (the date Lion Oil was acquired by Delek) through June 30, 2011.

Delek is a controlled company, under the rules and regulations of the New York Stock Exchange, where its shares are traded under the symbol DK. As of June 30, 2012, approximately 68.1% of Delek’s shares are beneficially owned by Delek Group Ltd., a conglomerate that is domiciled and publicly traded in Israel.

The accompanying financial statements and related notes present our condensed combined financial position, results of operations, and cash flows. The condensed combined financial statements include financial data at historical cost as the contribution of assets is considered to be a reorganization of entities under common control. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP) have been condensed or omitted, although management believes that the disclosures herein are adequate to make the financial information presented not misleading. Our unaudited condensed combined financial statements have been prepared in conformity with GAAP applied on a consistent basis with those of the annual audited financial statements included in this prospectus. These unaudited condensed combined financial statements should be read in conjunction with the audited combined financial statements and notes thereto for the year ended December 31, 2011 included in this prospectus.

In the opinion of management, all adjustments necessary for a fair presentation of the financial position and the results of operations for the interim periods have been included. All significant intercompany transactions and account balances have been eliminated in the combination. All adjustments are of a normal, recurring nature. Operating results for the interim period should not be viewed as representative of results that may be expected for any future interim period or for the full year.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In the first quarter of 2012, we adopted guidance issued by the Financial Accounting Standards Board related to the presentation of other comprehensive income in our financial statements. Comprehensive income for the six months ended June 30, 2011 and 2012 was equivalent to net income.

Delek Logistics Partners, LP Predecessor

Notes to Condensed Combined Financial Statements (Unaudited)

2. Acquisitions

Nettleton Acquisition

On January 31, 2012, we completed the acquisition of an approximately 35-mile long, eight- and ten-inch pipeline system (the Nettleton Pipeline) from Plains Marketing, L.P. (Plains) for approximately $12.3 million, which has been preliminarily allocated to property, plant and equipment. The property, plant and equipment valuation is subject to change during the purchase price allocation period.

The Nettleton Pipeline is used exclusively to transport crude oil from our tank farms in and around Nettleton, Texas to the Bullard Junction in Tyler, Texas, at the Tyler refinery. During the year ended December 31, 2011, more than half of the crude oil processed at the Tyler refinery was supplied through the Nettleton Pipeline. The remainder of the crude oil was supplied through the McMurrey Pipeline System, which also begins at our tank farms in and around Nettleton, Texas and then runs roughly parallel to the Nettleton Pipeline. Prior to the acquisition of the Nettleton Pipeline, we leased the Nettleton Pipeline from Plains under the terms of the Pipeline Capacity Lease Agreement dated April 12, 1999, as amended (the Plains Lease). The Plains Lease was terminated in conjunction with the acquisition of the Nettleton Pipeline.

Big Sandy Acquisition

On February 7, 2012, we purchased (i) a light petroleum products terminal located in Big Sandy, Texas, the underlying real property, and other related assets from Sunoco Partners Marketing & Terminals L.P. (the Big Sandy Terminal) and (ii) the 19-mile, eight-inch diameter Hopewell to Big Sandy Pipeline originating at Hopewell Junction, Texas and terminating at the Big Sandy Station in Big Sandy, Texas from Sunoco Pipeline L.P. The purchase price was approximately $11.0 million, which has been preliminarily allocated to property, plant and equipment. The property, plant and equipment valuation is subject to change during the purchase price allocation period.

The Big Sandy Terminal has previously been supplied by the Tyler refinery but has been idle since November 2008. The prior owner made significant capital improvements to the light petroleum products terminal prior to the acquisition.

Pro Forma Financial Information

We began consolidating the results of operations of the Nettleton Pipeline and the Big Sandy Terminal on January 31, 2012 and February 7, 2012, respectively. The Nettleton Pipeline contributed $0.6 million and $0.5 million to net sales and net income, respectively, for the six months ended June 30, 2012. The Big Sandy Terminal contributed a nominal net loss for the six months ended June 30, 2012. Below are the unaudited pro forma consolidated results of operations of the predecessor for the six months ended June 30, 2011 and 2012, as if these acquisitions had occurred on January 1, 2011 (amounts in thousands):

	Six Months Ended June 30,
	2011	2012
Net sales	$358,015	$501,692

Net income	$6,177	$5,063

Delek Logistics Partners, LP Predecessor

Notes to Condensed Combined Financial Statements (Unaudited)

3. Inventory

Carrying value of inventory consisted of $18.9 million and $24.8 million of refined petroleum products as of December 31, 2011 and June 30, 2012, respectively.

4. Revolving Credit Facility

We have a revolving credit facility with Fifth Third Bank (Fifth Third Revolver) that carries a credit limit of $75.0 million, including a $35.0 million sub-limit for letters of credit. As of June 30, 2012, we had $50.9 million outstanding borrowings under the facility, as well as letters of credit issued of $10.5 million. Borrowings under the Fifth Third Revolver are secured by substantially all of the assets of Marketing. The Fifth Third Revolver matures on December 19, 2012. The Fifth Third Revolver bears interest based on predetermined pricing grids that allow us to choose between Base Rate Loans or LIBOR Rate Loans. At June 30, 2012, the weighted average borrowing rate was approximately 4.0%. Additionally, the Fifth Third Revolver requires us to pay a quarterly fee of 0.50% per year on the average available revolving commitment. Amounts available under the Fifth Third Revolver as of June 30, 2012 were approximately $13.6 million. On August 23, 2012, the Fifth Third Revolver was amended. See Note 12 for additional information.

5. Stock-Based Compensation

Delek recognized compensation expense for equity-based awards of $1.0 million ($0.6 million, net of taxes) and $2.7 million ($1.8 million, net of taxes), for the six months ended June 30, 2011 and 2012, respectively. These amounts are included in general and administrative expenses in the Delek condensed consolidated statements of operations.

Of the total Delek stock-based compensation expense, a nominal amount related to our employees for the six months ended June 30, 2011 and 2012, and was recorded as compensation expense and additional paid-in capital. We recognized additional compensation expense related to stock-based compensation awards to related party employees of $0.2 million and $0.3 million, for the six months ended June 30, 2011 and 2012, respectively, for allocated related party services and an allocation of director and executive officer equity-based compensation.

As of June 30, 2012, there was $0.5 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements at Delek for our employees. That cost is expected to be recognized over a weighted average period of 3.0 years.

6. Segment Data

We report our assets and operating results in two reportable segments: pipelines and transportation and wholesale marketing and terminalling. Decisions concerning the allocation of resources and assessment of operating performance are made based on this segmentation. Management measures the operating performance of each of its reportable segments based on the segment contribution margin. Segment contribution margin is defined as net sales less cost of sales and operating expenses, excluding depreciation and amortization.

The pipelines and transportation segment provides crude oil gathering, transportation and storage services to Delek’s refining operations.

The wholesale marketing and terminalling segment provides marketing and terminalling services to Delek’s refining operations and to independent third parties.

Delek Logistics Partners, LP Predecessor

Notes to Condensed Combined Financial Statements (Unaudited)

The following is a summary of business segment operating performance as measured by contribution margin for the period indicated (in thousands):

	For the Six Months Ended June 30, 2011
	Pipelines and Transportation	Wholesale Marketing and Terminalling	Total
Net sales	$7,168	$350,086	$357,254
Operating costs and expenses:
Cost of goods sold	—	339,025	339,025
Operating expenses	2,791	1,323	4,114

Segment contribution margin	$4,377	$9,738	14,115

General and administrative expenses			2,687
Depreciation and amortization			1,869

Operating income			$9,559

Capital spending (excluding business combinations)	$—	$1	$1

	For the six months ended June 30, 2012
	Pipelines and Transportation	Wholesale Marketing and Terminalling	Total
Net sales	$13,480	$488,083	$501,563
Operating costs and expenses:
Cost of goods sold	—	474,469	474,469
Operating expenses	7,093	2,001	9,094

Segment contribution margin	$6,387	$11,613	18,000

General and administrative expenses			4,753
Depreciation and amortization			4,394

Operating income			$8,853

Total assets	$111,214	$125,592	$236,806

Capital spending (excluding business combinations)	$1,091	$1,112	$2,203

7. Fair Value Measurements

The fair values of financial instruments are estimated based upon current market conditions and quoted market prices for the same or similar instruments. Management estimates that the carrying value approximates fair value for all of our assets and liabilities that fall under the scope of ASC 825, Financial Instruments.

We apply the provisions of ASC 820, Fair Value Measurements (ASC 820), which defines fair value, establishes a framework for its measurement and expands disclosures about fair value measurements. ASC 820 applies to our commodity derivatives that are measured at fair value on a recurring basis. The standard also requires that we assess the impact of nonperformance risk on our derivatives. Nonperformance risk is not considered material at this time.

Delek Logistics Partners, LP Predecessor

Notes to Condensed Combined Financial Statements (Unaudited)

ASC 820 requires disclosures that categorize assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included within Level 1 for the asset or liability, either directly or indirectly through market-corroborated inputs. Level 3 inputs are unobservable inputs for the asset or liability reflecting our assumptions about pricing by market participants.

OTC commodity swaps and physical commodity purchase and sale contracts are generally valued using industry-standard models that consider various assumptions, including quoted forward prices, time value, volatility factors and contractual prices for the underlying instruments, as well as other relevant economic measures. The degree to which these inputs are observable in the forward markets determines the classification as Level 2 or 3. Our contracts are valued using quotations provided by brokers based on exchange pricing and/or price index developers such as Platts or Argus. These are classified as Level 2.

Our financial assets (liabilities) accounted for at fair value on a recurring basis were a nominal amount and zero as of December 31, 2011 and June 30, 2012, respectively. The derivative values above are based on analysis of each contract as the fundamental unit of account as required by ASC 820. Derivative assets and liabilities with the same counterparty are not netted where the legal right of offset exists. This differs from the presentation in the financial statements which reflects our policy under the guidance of ASC 815-10-45, wherein we have elected to offset the fair value amounts recognized for multiple derivative instruments executed with the same counterparty. As of December 31, 2011, a nominal amount of net derivative positions are included in other current assets on the accompanying condensed combined balance sheets. There were no net derivative positions as of June 30, 2012.

Our policy under the guidance of ASC 815-10-45, Derivatives and Hedging—Other Presentation Matters (ASC 815-10-45), is to net the fair value amounts recognized for multiple derivative instruments executed with the same counterparty and offset these values against the cash collateral arising from these derivative positions. As of June 30, 2012, $0.1 million of cash collateral is held by counterparty brokerage firms.

8. Derivative Instruments

Forward Fuel Contracts

From time to time, we enter into forward fuel contracts with major financial institutions that fix the purchase price of finished grade fuel for a predetermined number of units at a future date and have fulfillment terms of less than 90 days. During the six months ended June 30, 2011 and 2012, we did not elect to apply hedging treatment to our derivative positions and, therefore, all changes in fair value are reflected in the statements of operations. We recognized gains of $0.5 million and $0.2 million on forward fuel contracts during the six months ended June 30, 2011 and 2012, respectively, which are included as an adjustment to cost of goods sold in the accompanying condensed combined statements of operations. There were nominal unrealized gains held on the condensed combined balance sheet as of December 31, 2011. There were no unrealized gains or losses related to these forward fuel contracts held on the condensed combined balance sheet as of June 30, 2012.

9. Commitments and Contingencies

Litigation

In the ordinary conduct of our business, we are from time to time subject to lawsuits, investigations and claims, including environmental claims and employee-related matters. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, including civil penalties or other enforcement actions, we do not believe that any currently pending legal proceeding or proceedings to which we are a party will have a material adverse effect on our business, financial condition or results of operations.

Delek Logistics Partners, LP Predecessor

Notes to Condensed Combined Financial Statements (Unaudited)

Self-Insurance

We are covered under Delek’s insurance programs. Delek is self-insured for certain employees’ medical claims up to $0.2 million per employee per year. Delek is self-insured for workers’ compensation claims up to $1.0 million on a per accident basis. We self-insure for general liability claims up to $4.0 million on a per occurrence basis. We self-insure for auto liability up to $4.0 million on a per accident basis. Delek has umbrella liability insurance in an amount determined reasonable by management.

Rate Regulation of Petroleum Pipelines

The rates and terms and conditions of service on certain of our pipelines may be subject to regulation by the Federal Energy Regulatory Commission (FERC) under the Interstate Commerce Act (ICA) or by the state regulatory commissions in the states in which we transport crude oil and refined products, including the Railroad Commission of Texas, the Louisiana Public Service Commission, and the Arkansas Public Service Commission. Since movements on our pipelines are subject to regulation, we intend to file tariffs with FERC or the appropriate state regulatory commissions, or, in certain cases, to seek waiver of certain ICA requirements, including the requirement to file a tariff, and to comply with all regulatory requirements imposed by those agencies.

The FERC regulates interstate transportation under the ICA, the Energy Policy Act of 1992 (EPAct 1992) and the rules and regulations promulgated under those laws. The ICA and its implementing regulations require that tariff rates for interstate service on oil pipelines, including pipelines that transport crude oil and refined products in interstate commerce (collectively referred to as “petroleum pipelines”), be just and reasonable and non-discriminatory and that such rates and terms and conditions of service be filed with FERC. Under the ICA, shippers may challenge new or existing rates or services. FERC is authorized to suspend the effectiveness of a challenged rate for up to seven months, though rates are typically not suspended for the maximum allowable period.

While FERC regulates rates for shipments of crude oil or refined products in interstate commerce, state agencies may regulate rates and service for shipments in intrastate commerce. We own pipeline assets in Texas, Arkansas, and Louisiana. In Texas, a pipeline, with some exceptions, is required to operate as a common carrier by publishing tariffs and providing transportation without discrimination. Arkansas provides that all intrastate oil pipelines are common carriers. In Louisiana, all pipelines conveying petroleum from a point of origin within the state to a destination within the state are declared common carriers. The Louisiana Public Service Commission is empowered with the authority to establish reasonable rates and regulations for the transport of petroleum by a common carrier, mandating public tariffs and providing of transportation without discrimination.

Environmental Health and Safety

We are subject to various federal, state and local environmental and safety laws enforced by agencies including the United States Environmental Protection Agency (EPA), the U.S. Department of Transportation / Pipeline and Hazardous Materials Safety Administration, OSHA, the Texas Commission on Environmental Quality, the Texas Railroad Commission, the Arkansas Department of Environmental Quality and the Tennessee Department of Environment and Conservation as well as other state and federal agencies. Numerous permits or other authorizations are required under these laws for the operation of our refinery, terminals, pipelines, and related operations, and may be subject to revocation, modification and renewal.

Delek Logistics Partners, LP Predecessor

Notes to Condensed Combined Financial Statements (Unaudited)

These laws and permits raise potential exposure to future claims and lawsuits involving environmental and safety matters which could include soil and water contamination, air pollution, personal injury and property damage allegedly caused by substances which we manufactured, handled, used, released or disposed, or that relate to pre-existing conditions for which we have assumed responsibility. We believe that our current operations are in substantial compliance with existing environmental and safety requirements. However, there have been and will continue to be ongoing discussions about environmental and safety matters between us and federal and state authorities, including notices of violations, citations and other enforcement actions, some of which have resulted or may result in changes to operating procedures and in capital expenditures. While it is often difficult to quantify future environmental or safety related expenditures, we anticipate that continuing capital investments and changes in operating procedures will be required for the foreseeable future to comply with existing and new requirements as well as evolving interpretations and more strict enforcement of existing laws and regulations.

Contracts and Agreements

Under the terms of a supply contract with Noble Petro, Inc. (Noble Petro) (the Abilene Contract), we can purchase up to 20,350 barrels per day of petroleum products at the Abilene, Texas terminal, which we own, for sales and exchange at Abilene and San Angelo. We lease the Abilene and San Angelo, Texas terminals to Noble Petro, under a separate Terminal and Pipeline Lease and Operating Agreement, with a term that runs concurrent with that of the Abilene Contract. The Abilene Contract expires on December 31, 2017. There are no options to renew the contract.

Under the terms of our contract with Magellan (the East Houston Contract), we can purchase up to an additional 7,000 barrels per day of refined products into the Magellan pipeline system in East Houston. This contract currently expires on December 15, 2015. While the primary purpose of the East Houston Contract is to supply products at Magellan’s Aledo, Texas terminal, the agreement allows us to redirect products to other terminals along the Magellan pipeline.

10. Related Party Transactions

Costs related specifically to us have been identified and included in the statements of operations. Historically, we were not allocated certain corporate costs from Lion Oil. For purposes of these condensed combined financial statements, these costs have been allocated as described further below. In the opinion of management, the methods for allocating these costs are reasonable. It is not practicable to estimate the costs that would have been incurred by us if we had operated on a stand-alone basis.

MAPCO Express, Inc. (Express), a related party, provides general and administrative support for us, including services such as corporate management, accounting and payroll. In exchange for these services, we pay Express a monthly management fee. Total management fees paid to Express for the six months ended June 30, 2011 and 2012 were $0.4 million and $0.6 million, respectively, which are recorded in general and administrative expenses in the accompanying condensed combined statements of operations.

Payroll expenses for certain employees of Delek are transferred to us. In the six months ended June 30, 2011 and 2012, $0.8 million and $1.0 million, respectively, in payroll expenses were reclassified to us from Delek and are included in general and administrative expenses in the accompanying condensed combined statement of operations.

Lion Oil provides general and administrative support for us, including services such as corporate management, insurance, accounting and payroll. The property and liability insurance costs were allocated to us based on a percentage of property and equipment cost and were $0.2 million for the period April 29, 2011 (the

Delek Logistics Partners, LP Predecessor

Notes to Condensed Combined Financial Statements (Unaudited)

Lion acquisition date) through June 30, 2011, and $0.6 million for the six months ended June 30, 2012, respectively. The remaining shared services costs were allocated based on a percentage of salaries expense and were $0.1 million for the period April 29, 2011 through June 30, 2011, and $0.6 million for the six months ended June 30, 2012, respectively. These costs are recorded in general and administrative expenses in the accompanying condensed combined statements of operations.

J. Christy Construction Inc., a subsidiary of Lion Oil, provided certain repairs, maintenance, and other contract services to us totaling $0.6 million for the six months ended June 30, 2012 which are recorded in operating expenses in the accompanying condensed combined statements of operations. There were no such charges during the period April 29, 2011 (the Lion acquisition date) through June 30, 2011.

We had pipeline revenues from Lion Oil related to the SALA Gathering and Lion Pipeline Systems (SALA) totaling $2.0 million, Nashville terminalling revenue from Lion Oil totaling $0.1 million, and pipeline maintenance services revenue of $0.1 million from Paline (which was not acquired by Delek until December 19, 2011) for the period April 29, 2011 through June 30, 2011. We had SALA pipeline revenues of $7.1 million for the six months ended June 30, 2012 and Nashville terminalling revenue from Lion Oil totaling $0.4 million for the six months ended June 30, 2012. Historically, we participated in Lion Oil’s centralized cash management program under which cash receipts and cash disbursements were processed through Lion Oil’s cash accounts with a corresponding credit or charge to an affiliate account. The affiliate account is included in division equity. Following its initial public offering, the Partnership will maintain separate cash accounts.

We entered into a service agreement with Delek effective October 1, 2006, which among other things, required Delek to pay service fees to us based on the number of gallons sold at the Tyler refinery and a sharing of a portion of the margin achieved in return for providing marketing, sales and customer services. Service fees income received from Delek for the six months ended June 30, 2011 and 2012 were $5.4 million and $6.4 million, respectively, and are recorded in net sales in the accompanying condensed combined statements of operations.

We and Delek have a service agreement which among other things requires Delek to pay us throughput and storage fees based on the amount of the crude transported and/or stored. This fee equates to $0.35 per barrel transported into the refinery, plus $0.3 million per month for storage, or $0.7 million, whichever is greater. Additionally, Delek pays us a quarterly fee of approximately $0.2 million to compensate for the tax consequence resulting from the depreciation expense that will not be incurred by us due to the accounting treatment of a past related party sale. Total fees paid to us in conjunction with pipeline transportation and storage fees were $5.0 million and $5.4 million during the six months ended June, 30, 2011 and 2012, respectively, and are recorded as a reduction of operating expenses in the accompanying condensed combined statements of operations. Total fees paid to us related to tax depreciation were $0.4 million during both the six months ended June, 30, 2011 and 2012, and are recorded as a reduction of general and administrative expenses in the accompanying condensed combined statements of operations.

Delek sold finished product to us in the amount of $8.0 million and $9.8 million during the six months ended June 30, 2011 and 2012, respectively. During the first quarter 2012, we began selling renewable fuels to Delek, which totaled $102.2 million for the six months ended June 30, 2012.

We recognized compensation expense related to stock-based compensation awards to related party employees of $0.2 million and $0.3 million for the six months ended June 30, 2011 and 2012, respectively, for allocated related party services and an allocation of director and executive officer equity-based compensation.

Delek Logistics Partners, LP Predecessor

Notes to Condensed Combined Financial Statements (Unaudited)

11. Income Taxes

Our effective income tax rate increased to 35.46% for the six months ended June 30, 2012 compared to 32.82% for the six months ended June 30, 2011. The effective tax rate for the six months ended 2012 increased primarily due to the change in the valuation allowance activity and permanent tax differences for the six months of 2012.

12. Subsequent Events

On August 23, 2012, Marketing entered into an amendment to its $75,000,000 revolving credit facility with Fifth Third Bank as administrative agent and other lenders party thereto. The amendment, among other things, extends the maturity date of the credit facility from December 19, 2012 to December 19, 2013 and includes certain recently acquired assets as additional collateral under the credit facility.

13. Supplemental Pro Forma Information

Unaudited supplemental pro forma balance sheet and net loss per unit have been presented in accordance with SEC Staff Accounting Bulletin Topic 1.B.3. The supplemental pro forma balance sheet gives effect to the distribution of approximately $147.8 million to Delek to be paid upon completion of the initial public offering. The distribution is comprised of $108.7 million from the proceeds of the initial public offering of common units and $90.0 million to be funded with a planned borrowing under a revolving credit facility, net of the payoff of the Predecessor’s current revolving credit facility of $50.9 million. The supplemental pro forma balance sheet reflects the distribution payable but does not reflect the impact of the proceeds of the initial public offering or borrowing activities.

Report of Independent Registered Public Accounting Firm

The Board of Directors of

Delek US Holdings, Inc.

We have audited the accompanying combined balance sheet of the Contributed Lion Oil Assets as of April 28, 2011, and the related combined statements of operations, division equity, and cash flows for the years ended April 28, 2011 and April 30, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Contributed Lion Oil Assets at April 28, 2011, and the combined results of their operations and their cash flows for the years ended April 28, 2011 and April 30, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Nashville, Tennessee

July 11, 2012

Contributed Lion Oil Assets

Combined Balance Sheet

(In thousands)

April 28, 2011
Assets
Current assets:
Cash and cash equivalents	$18
Accounts receivable	272
Deferred tax asset	51
Other current assets	7

Total current assets	348

Property, plant and equipment	17,467

Total assets	$17,815

Liabilities and equity
Current liabilities:
Accounts payable	$248
Property and other taxes payable	251
Accrued employee costs	316
Other current liabilities	367

Total current liabilities	1,182
Non-current liabilities:
Asset retirement obligations	212
Deferred tax liabilities	378
Other non-current liabilities	2,891

Total non-current liabilities	3,481

Division equity	13,152

Total liabilities and division equity	$17,815

See accompanying notes to combined financial statements

Contributed Lion Oil Assets

Combined Statement of Operations

(In thousands)

	Year Ended April 30, 2010	Year Ended April 28, 2011
Net sales	$15,952	$18,675
Operating costs and expenses:
Operating expenses	11,020	12,136
Impairment of property and equipment	—	29,014
General and administrative expenses	1,524	1,862
Depreciation	3,591	3,597
Gain on sale of assets	(6)	—

Total operating costs and expenses	16,129	46,609

Operating loss	(177)	(27,934)

Interest expense, net	25	—

Loss before income tax benefit	(202)	(27,934)
Income tax benefit	(48)	(3,256)

Net loss	$(154)	$(24,678)

See accompanying notes to combined financial statements

Contributed Lion Oil Assets

Combined Statements of Division Equity

(In thousands)

Balance at May 1, 2009	$44,438
Net loss	(154)
Capital distributions	(2,744)

Balance at April 30, 2010	41,540
Net loss	(24,678)
Capital distributions	(3,710)

Balance at April 28, 2011	$13,152

See accompanying notes to combined financial statements

Contributed Lion Oil Assets

Combined Statements of Cash Flows

(In thousands)

	Year Ended April 30, 2010	Year Ended April 28, 2011
Cash flows from operating activities:
Net loss	$(154)	$(24,678)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	3,591	3,597
Impairment of property and equipment	—	29,014
Deferred income taxes	563	(3,496)
Gain on sale of assets	(6)	—
Changes in assets and liabilities:
Accounts receivable	(12)	(241)
Inventories and other current assets	61	(1)
Accounts payable and other current liabilities	(360)	22

Net cash provided by operating activities	3,683	4,217

Cash flows from investing activities:
Purchase of property, plant and equipment	(971)	(513)
Proceeds from sale of property, plant and equipment	20	5

Net cash used in investing activities:	(951)	(508)

Cash flows from financing activities:
Capital distribution	(2,744)	(3,710)

Net cash used in financing activities	(2,744)	(3,710)

Net decrease in cash and cash equivalents	(12)	(1)
Cash and cash equivalents at the beginning of the period	31	19

Cash and cash equivalents at the end of the period	$19	$18

Supplemental disclosures of cash flow information:
Cash paid, net during the year for:
Interest	$25	$—

See accompanying notes to combined financial statements

Contributed Lion Oil Assets

Notes to Combined Financial Statements

1. General

The Contributed Lion Oil Assets include the assets, liabilities and results of operations of certain crude oil and refined product pipeline, transportation, and terminalling assets operated and held by Lion Oil Company (Lion Oil). Lion Oil is incorporated in the State of Arkansas and was a majority owned subsidiary of Ergon, Inc. (Ergon). As used in this report, the terms “we,” “our,” “us,” or like terms refer to the Contributed Lion Oil Assets. References in this report to “Delek” refer collectively to Delek US Holdings, Inc. and its consolidated subsidiaries.

Lion Oil is engaged in petroleum refining and related lines of business and owns the following assets: an 80,000 bpd refinery, an industrial construction and engineering business, a gasoline and diesel terminal, and an asphalt distribution terminal located in El Dorado, Arkansas (the assets of the aforementioned businesses are not part of the Contributed Lion Oil Assets); the 77-mile Magnolia crude oil transportation system that runs between Shreveport, Louisiana and the Magnolia crude terminal (the Magnolia Pipeline System); the 28-mile El Dorado crude oil transportation system that runs from the Magnolia terminal to the El Dorado refinery, as well as two associated product pipelines (the El Dorado Pipeline System); a crude oil gathering system with approximately 600 miles of operating pipeline (the SALA Gathering System); the 185-mile Paline pipeline that runs between Port Neches and Longview, Texas and an approximately seven-mile operating pipeline between Port Neches and Port Arthur, Texas (collectively, the Paline Pipeline); and light product distribution terminals located in Memphis and Nashville, Tennessee. The El Dorado refinery is the only customer for the Magnolia Pipeline System and the El Dorado Pipeline System and for substantially all of the capacity of the SALA Gathering System. The distribution terminals located in Tennessee supply products to some of Delek’s convenience stores in the Memphis and Nashville markets. The distribution terminal located in Memphis is used to market Lion Oil products; the distribution terminal located in Nashville is supplied by independent third parties.

In 2007, Delek acquired approximately 34.6% of the issued and outstanding shares of common stock of Lion Oil. On April 29, 2011, Delek acquired an additional 53.7% of Lion Oil’s common stock from Ergon, bringing Delek’s common stock holdings in Lion Oil to 88.3%. On October 7, 2011, Delek acquired the remaining 11.7% minority equity interests in Lion Oil held by a consortium of private investors. Upon acquiring a majority equity ownership position in Lion Oil on April 29, 2011, Delek assumed operational management of Lion Oil and its related assets. Delek now reports Lion Oil as part of its consolidated group.

Delek is a controlled company under the rules and regulations of the New York Stock Exchange, where its shares are traded under the symbol DK. As of April 28, 2011, approximately 73.0% of Delek shares were beneficially owned by Delek Group Ltd., a conglomerate that is domiciled and publicly traded in Israel.

We refer to the Lion Pipeline System, the pipeline assets of the SALA Gathering System, the Paline Pipeline and the Memphis and Nashville terminals collectively as the “Contributed Lion Oil Assets.” These financial statements include the historical “carve-out” financial statements of the Contributed Lion Oil Assets prior to Delek’s acquisition of a majority interest in Lion Oil on April 29, 2011. The Contributed Lion Oil Assets are being contributed to Delek Logistics Partners, LP, a Delaware limited partnership formed in April 2012 (the Partnership) in connection with its proposed initial public offering.

2. Accounting Policies

Basis of Presentation

The accompanying financial statements and related notes present the combined financial position, results of operations, cash flows and division equity of the Contributed Lion Oil Assets before Delek’s acquisition of a majority interest in Lion Oil and do not consider any of the closing transactions on April 29,

Contributed Lion Oil Assets

Notes to Combined Financial Statements

2011. The combined financial statements have been prepared in conformity with U.S. generally accepted accounting principles (GAAP) applied on a consistent basis. All significant intercompany transactions and account balances have been eliminated.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Lion Oil maintains cash and cash equivalents in accounts with large, national financial institutions. All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Accounts Receivable

Accounts receivable primarily consists of trade receivables generated in the ordinary course of business. Lion Oil performs on-going credit evaluations of its customers and generally does not require collateral on accounts receivable. All accounts receivable amounts are considered to be fully collectible. Accordingly, no allowance has been established as of April 28, 2011.

A receivable from an insurance company related to Nashville area flood claims accounted for approximately 79% and one customer accounted for approximately 15% of the accounts receivable balance as of April 28, 2011. Net sales were primarily to related parties (see Note 7). One non-related party customer accounted for more than 10% of net sales for the years ended April 30, 2010 and April 28, 2011.

Property, Plant and Equipment

Purchases of property and equipment are carried at cost, unless indicators of impairment exist, at which time impaired assets are adjusted to fair value.

Betterments, renewals and extraordinary repairs that extend the life of an asset are capitalized. Maintenance and repairs are charged to expense as incurred.

Depreciation is computed using the straight-line method over management’s estimated useful lives of the related assets, except for automotive equipment, which is depreciated using a declining-balance method. The estimated useful lives are as follows:

Years
Building and building improvements	7-39
Pipelines and terminals	2-30
Other equipment	5-10

Property, Plant and Equipment Impairment

Property, plant and equipment are evaluated for impairment whenever indicators of impairment exist. In accordance with ASC 360, Property, Plant and Equipment, we evaluate the realizability of these long-lived assets as events occur that might indicate potential impairment. In doing so, we assess whether the carrying amount of the asset is unrecoverable by estimating the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges. If the carrying amount is more than the recoverable amount, an

Contributed Lion Oil Assets

Notes to Combined Financial Statements

impairment charge must be recognized based on the fair value of the asset. As a result of the acquisition of a majority interest in Lion Oil discussed in Note 1 and Note 8, we recorded an impairment charge of $29.0 million on April 28, 2011.

Fair Value of Financial Instruments

The fair values of financial instruments are estimated based upon current market conditions and quoted market prices for the same or similar instruments. Management estimates that the carrying value approximates fair value for all of our assets and liabilities that fall under the scope of ASC 825, Financial Instruments (ASC 825).

Lion Oil also applies the provisions of ASC 825 as it pertains to the fair value option. This standard permits the election to carry financial instruments and certain other items similar to financial instruments at fair value on the balance sheet, with all changes in fair value reported in earnings. By electing the fair value option in conjunction with a derivative, an entity can achieve an accounting result similar to a fair value hedge without having to comply with complex hedge accounting rules. As of April 28, 2011, we did not make the fair value election for any financial instruments not already carried at fair value in accordance with other standards.

Self-Insurance Reserves

Lion Oil is primarily self-insured for employee medical costs, with limits of per claim and aggregate stop loss insurance coverage that management considers adequate. Lion Oil purchased high deductible policies, which act as a form of stop loss insurance, for workers’ compensation and general liability claims. We maintain an accrual for these costs based on claims filed and an estimate of claims incurred but not reported. Differences between actual settlements and recorded accruals are recorded in the period identified.

Environmental Expenditures

It is Lion Oil’s policy to accrue environmental and clean-up related costs of a non-capital nature when it is both probable that a liability has been incurred and the amount can be reasonably estimated. The Contributed Lion Oil Assets did not have any environmental liabilities during or at the end of the reporting period.

Asset Retirement Obligations

Lion Oil recognizes liabilities which represent the fair value of a legal obligation to perform asset retirement activities, including those that are conditional on a future event, when the amount can be reasonably estimated. These obligations are related to the required cleanout of the pipeline and terminal tanks, and removal of certain above-grade portions of the pipeline situated on right-of-way property. The carrying amount of asset retirement obligations was $0.2 million as of both April 30, 2010 and April 28, 2011.

In order to determine fair value, management must make certain estimates and assumptions including, among other things, projected cash flows, a credit-adjusted risk-free rate and an assessment of market conditions that could significantly impact the estimated fair value of the asset retirement obligations.

Revenue Recognition

Service revenues are recognized as crude oil and refined products are shipped through, delivered by or stored in our pipelines, terminals and storage facility assets, as applicable. We do not recognize product sales revenues for these services, as title of the product never passes to us. All revenues are based on regulated tariff rates or contracted rates.

Contributed Lion Oil Assets

Notes to Combined Financial Statements

Operating Expenses

Operating expenses include the costs associated with the actual operation of owned terminals and pipeline maintenance costs.

Operating Leases

Lion Oil leases certain equipment and has surface leases under various operating lease arrangements, most of which provide the option, after the initial lease term, to renew the leases. None of these lease arrangements include fixed rental rate increases.

Lease expense for all operating leases totaled $0.2 million for each of the years ended April 30, 2010 and April 28, 2011.

Income Taxes

Income taxes are accounted for under the provisions of ASC 740, Income Taxes (ASC 740). This statement generally requires us to record deferred income taxes for the differences between the book and tax bases of our assets and liabilities, which are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred income tax expense or benefit represents the net change during the year in our deferred income tax assets and liabilities.

ASC 740 also prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return and prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. Finally, ASC 740 requires an annual tabular roll-forward of unrecognized tax benefits.

We do not file a separate U.S. federal income tax return. Our results of operations were included in the consolidated federal income tax return of Ergon. However, the provisions of ASC 740 have been followed as if we were a stand-alone entity. Historically, we participated in Ergon’s centralized cash management program under which cash receipts and cash disbursements, including those related to income taxes, were processed through Ergon’s cash accounts with a corresponding credit or charge to an affiliate account. The affiliate account is included in division equity. Taxes that are determined on a combined basis apply the benefits for loss allocation method; thus, tax attributes are realized when used in the combined tax return to the extent that they have been subject to valuation allowance.

3. Property, Plant, and Equipment

Property, plant and equipment consist of the following (in thousands):

April 28, 2011
Land and land improvements	$370
Building and building improvements	75
Pipelines and terminals	16,050
Other equipment	665
Construction in progress	307

$17,467

Due to the Delek acquisition (see Note 1), we performed an impairment analysis of property and equipment. We evaluated our property, plant and equipment using two methods, the comparable sales approach

Contributed Lion Oil Assets

Notes to Combined Financial Statements

and the income approach. We utilized the April 29, 2011 Delek acquisition transaction in determining value under the comparable sales approach. This evaluation resulted in the recognition of an impairment charge of $29.0 million on April 28, 2011. Since we had recorded property and equipment at estimated fair value based on an independent appraisal, there was no accumulated depreciation at April 28, 2011.

Depreciation expense for both the years ended April 30, 2010 and April 28, 2011 was $3.6 million.

4. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of Lion Oil’s deferred tax assets and liabilities, reported separately in the accompanying combined financial statements, as of April 28, 2011, are as follows (in thousands):

April 28, 2011
Current Deferred Taxes:
Tank and pipeline inspection liabilities	$139
Valuation Allowance	(88)

Total current deferred tax assets	51
Non-Current Deferred Taxes:
Depreciation and amortization	5,666
Tank and pipeline inspection liabilities	1,272
Asset retirement obligations	64
Net operating loss carryforwards	275
Valuation allowance	(7,655)

Total non-current deferred tax liabilities	(378)

Total net deferred tax liabilities	$(327)

The difference between the actual income tax expense and the tax expense computed by applying the statutory federal income tax rate to income before income taxes is attributable to the following (in thousands):

	Year Ended
	April 30, 2010	April 28, 2011
Provision for federal income taxes at statutory rate	$(71)	$(9,777)
State income taxes, net of federal tax provision	(12)	(677)
Valuation allowance	23	7,088
Permanent differences	7	8
Other items	5	102

Income tax benefit	$(48)	$(3,256)

Income tax expense is as follows (in thousands):

	Year Ended
	April 30, 2010	April 28, 2011
Current	$(611)	$240
Deferred	563	(3,496)

	$(48)	$(3,256)

Contributed Lion Oil Assets

Notes to Combined Financial Statements

Deferred income tax expense above is reflective of the changes in deferred tax assets and liabilities during the current period.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon a stand-alone entity approach, the level of historical taxable income, and projections for future taxable income over the periods for which the deferred tax assets are deductible, management believes it is more likely than not we will not realize all of the benefits of these deductible differences. As a result, a valuation allowance has been established for those deferred tax assets that management believes will not be realized. Subsequently recognized tax benefit or expense relating to the valuation allowance for deferred tax assets will be reported as an income tax benefit or expense in the consolidated statement of operations.

Our state net operating losses are set to expire between 2014 and 2026.

Lion Oil carried back the April 30, 2010 federal tax net operating loss to the April 30, 2006, 2007 and 2008 tax years, thus reopening those years for examination up to the amount of the refund claimed. The Internal Revenue Service is currently examining this April 30, 2010 carryback claim.

We recognize accrued interest and penalties related to unrecognized tax benefits as an adjustment to the current provision for income taxes. There are no uncertain tax positions recorded as of April 28, 2011 and there were no interest or penalties recognized related to uncertain tax positions for the years ended April 30, 2010 or April 28, 2011. Uncertain tax positions have been examined for any material changes in the next 12 months and none are expected.

5. Commitments and Contingencies

Litigation

In the ordinary conduct of business, Lion Oil is from time to time subject to lawsuits, investigations and claims, including environmental claims and employee-related matters. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, including civil penalties or other enforcement actions, we do not believe that any currently pending legal proceeding or proceedings to which we are a party will have a material adverse effect on the Contributed Lion Oil Assets’ business, financial condition or results of operations.

Self-Insurance

We were covered under Lion Oil’s insurance programs. Lion Oil was self-insured for certain employees’ medical claims up to $0.2 million per employee per year. Lion Oil had deductibles workers’ compensation and general/auto liability claims up to $0.1 million on a per occurrence basis. Lion Oil maintained umbrella and excess liabilities insurance in an amount determined reasonable by management.

Rate Regulation of Petroleum Pipelines

The rates and terms and conditions of service on certain of our pipelines may be subject to regulation by the Federal Energy Regulatory Commission (FERC) under the Interstate Commerce Act (ICA) or by the state regulatory commissions in the states in which we transport crude oil and refined products, including the Railroad

Contributed Lion Oil Assets

Notes to Combined Financial Statements

Commission of Texas, the Louisiana Public Service Commission, and the Arkansas Public Service Commission. We are evaluating the extent to which our pipelines are subject to such regulation. To the extent we determine that the rates and terms and conditions of service of our pipelines are subject to regulation, we intend to file tariffs with FERC or the appropriate state regulatory commissions, or, in certain cases, to seek waiver of the requirement to file tariffs, and to comply with all regulatory requirements imposed by those agencies.

The FERC regulates interstate transportation under the ICA, the Energy Policy Act of 1992 (EPAct 1992) and the rules and regulations promulgated under those laws. The ICA and its implementing regulations require that tariff rates for interstate service on oil pipelines, including pipelines that transport crude oil and refined products in interstate commerce (collectively referred to as petroleum pipelines), be just and reasonable and non-discriminatory and that such rates and terms and conditions of service be filed with FERC. Under the ICA, shippers may challenge new or existing rates or services. FERC is authorized to suspend the effectiveness of a challenged rate for up to seven months, though rates are typically not suspended for the maximum allowable period.

While FERC regulates rates for shipments of crude oil or refined products in interstate commerce, state agencies may regulate rates and service for shipments in intrastate commerce. We own pipeline assets in Texas, Arkansas, and Louisiana. In Texas, a pipeline, with some exceptions, is required to operate as a common carrier by publishing tariffs and providing transportation without discrimination. In Louisiana, all pipelines conveying petroleum from a point of origin within the state to a destination within the state are declared common carriers. The Louisiana Public Service Commission is empowered with the authority to establish reasonable rates and regulations for the transport of petroleum by a common carrier, mandating public tariffs and providing of transportation without discrimination.

Environmental Health and Safety

We are subject to various federal, state and local environmental and safety laws enforced by agencies including the United States Environmental Protection Agency (EPA), the U.S. Department of Transportation / Pipeline and Hazardous Materials Safety Administration, OSHA, the Texas Commission on Environmental Quality, the Texas Railroad Commission, the Arkansas Department of Environmental Quality and the Tennessee Department of Environment and Conservation as well as other state and federal agencies. Numerous permits or other authorizations are required under these laws for the operation of our terminals, pipelines, and related operations, and may be subject to revocation, modification and renewal.

These laws and permits raise potential exposure to future claims and lawsuits involving environmental and safety matters which could include soil and water contamination, air pollution, personal injury and property damage allegedly caused by substances which we manufactured, handled, used, released or disposed, or that relate to pre-existing conditions for which we have assumed responsibility. We believe that our current operations are in substantial compliance with existing environmental and safety requirements. However, there have been and will continue to be ongoing discussions about environmental and safety matters between us and federal and state authorities, including notices of violations, citations and other enforcement actions, some of which have resulted or may result in changes to operating procedures and in capital expenditures. While it is often difficult to quantify future environmental or safety related expenditures, we anticipate that continuing capital investments and changes in operating procedures will be required for the foreseeable future to comply with existing and new requirements as well as evolving interpretations and more strict enforcement of existing laws and regulations.

6. Defined Contribution Plan

Lion Oil had a qualified defined contribution profit sharing and 401(k) plan covering substantially all permanent full-time employees. Lion Oil made matching annual contributions to the profit sharing plan in amounts determined by its board of directors. Lion Oil matched employee 401(k) contributions based upon a

Contributed Lion Oil Assets

Notes to Combined Financial Statements

stipulated percentage determined by the board of directors. During the years ended April 30, 2010 and April 28, 2011, the expense associated with the plan we recognized was approximately $0.1 million and $0.3 million, respectively. The profit sharing contribution approved by Lion Oil’s board of directors was 3% and 6% for the years ended April 30, 2010 and April 28, 2011, respectively.

7. Related Party Transactions

Costs related specifically to us have been identified and included in the statements of operations. Historically, we were not allocated certain corporate costs from Lion Oil. For purposes of these carved-out financial statements, these costs have been allocated as described further below. In the opinion of management, the methods for allocating these costs are reasonable. It is not practicable to estimate the costs that would have been incurred by us if we had been operated on a stand-alone basis.

Ergon provides general and administrative support for us, including services such as corporate management, insurance, accounting and payroll. The property and liability insurance costs of $0.4 million that were allocated to us based on a percentage of property and equipment cost and the remaining shared services costs of $1.1 million that were allocated based on a percentage of salaries expense for the year ended April 30, 2010 are recorded in general and administrative expenses in the accompanying combined statements of operations. The corresponding amounts for the year ended April 28, 2011 were $0.8 million and $1.0 million, respectively. Ergon did not allocate a management fee to Lion Oil during the year ended April 28, 2011 and, therefore, no management fee was allocated to us for that period. We estimate that the expense associated with this general and administrative support would have been an additional $0.2 million if we had been a stand-alone entity, based on allocations by Delek, subsequent to its ownership of us. Historically, we participated in Ergon’s centralized cash management program under which cash receipts and cash disbursements were processed through Ergon’s cash accounts with a corresponding credit or charge to an affiliate account. The affiliate account is included in division equity.

J. Christy Construction Inc., a subsidiary of Lion Oil, provided certain repairs, maintenance, and other contract services to us totaling $0.1 million for both the years ended April 30, 2010 and April 28, 2011, which are recorded in operating expenses in the accompanying combined statements of operations.

We had pipeline tariff revenues from Lion Oil related to the SALA Gathering and Lion Pipeline Systems totaling $13.7 million and $15.9 million for the years ended April 30, 2010 and April 28, 2011, respectively. Our Nashville terminalling revenue from Lion Oil totaled $1.3 million for both the years ended April 30, 2010 and April 28, 2011.

8. Subsequent Events

On April 29, 2011, Delek acquired an additional 53.7% of Lion Oil from Ergon, bringing Delek’s interest in Lion Oil to 88.3%. On October 7, 2011, Delek acquired the remaining 11.7% minority equity interests in Lion Oil held by a consortium of private investors. Upon acquiring a majority equity ownership position in Lion Oil on April 29, 2011, Delek assumed operational management of Lion Oil and its related assets. Delek now reports Lion Oil as part of its consolidated group.

Report of Independent Registered Public Accounting Firm

The Board of Directors of

Delek US Holdings, Inc.

We have audited the accompanying statements of operations and cash flows of Paline Pipeline Company, LLC, for the period from April 29, 2011 through December 19, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Paline Pipeline Company, LLC for the period from April 29, 2011 through December 19, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Nashville, Tennessee

July 11, 2012

Paline Pipeline Company, LLC

Statement of Operations

(In thousands)

For the period from April 29 through December 19,
2011
Net sales	$1,031
Operating costs and expenses:
Operating expenses	1,093
General and administrative expenses	46
Depreciation	1,936

Total operating costs and expenses	3,075

Loss before income tax benefit	(2,044)
Income tax benefit	—

Net loss	$(2,044)

See accompanying notes to the financial statements

Paline Pipeline Company, LLC

Statement of Cash Flows

(In thousands)

For the period from April 29 through December 19,
2011
Cash flows from operating activities:
Net loss	$(2,044)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,936
Changes in assets and liabilities:
Accounts receivable	50
Accounts payable and other current liabilities	793

Net cash provided by operating activities	735

Cash flows from investing activities:
Purchases of right of way intangibles	(51)
Purchase of property, plant and equipment	(3,615)

Net cash used in investing activities:	(3,666)

Cash flows from financing activities:
Capital contribution	2,931

Net cash provided by financing activities	2,931

Net increase in cash and cash equivalents:
Cash and cash equivalents at the beginning of the period	—

Cash and cash equivalents at the end of the period	—

See accompanying notes to the financial statements

Paline Pipeline Company, LLC

Notes to Financial Statements

The Period from April 29, 2011 through December 19, 2011

1. General

Paline Pipeline Company, LLC (Paline) is a Texas limited liability company established on April 29, 2011, whose sole member was Ergon Terminaling, Inc. (Ergon) during the period from April 29, 2011 through December 19, 2011. Delek US Holdings, Inc. (Delek) subsequently acquired Paline on December 19, 2011 (see Note 5). Paline owns and operates a 185-mile pipeline that runs between Port Neches and Longview, Texas and an approximately seven-mile idle pipeline between Port Neches and Port Arthur, Texas (collectively, the Paline Pipeline). On December 19, 2011, Delek acquired all of the equity interests in Paline from a subsidiary of Ergon Inc. (Ergon) (the Paline Acquisition). All of the assets of Paline are being contributed to Delek Logistics Partners, LP, a Delaware limited partnership formed in April 2012 (the Partnership) in connection with its proposed initial public offering.

2. Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles (GAAP) applied on a consistent basis.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Paline does not maintain any cash accounts. All operating cash activities are funded by Ergon.

Accounts Receivable

Accounts receivable primarily consists of trade receivables generated in the ordinary course of business. Paline performs on-going credit evaluations of its customers and generally does not require collateral on accounts receivable. All accounts receivable amounts are considered to be fully collectible. Accordingly, no allowance has been established as of December 19, 2011. During the period from April 29, 2011 through December 19, 2011, Paline had one customer.

Property, Plant and Equipment

Purchases of property and equipment are carried at cost. Betterments, renewals and extraordinary repairs that extend the life of an asset are capitalized. Maintenance and repairs are charged to expense as incurred.

Depreciation is computed using the straight-line method over management’s estimated useful lives of the related assets. During the period from April 29, 2011 through December 19, 2011, Paline primarily had pipeline facility assets with a useful life of 15 years. Depreciation expense for the period from April 29, 2011 through December 19, 2011 was $1.9 million.

Property, plant and equipment are evaluated for impairment whenever indicators of impairment exist. In accordance with ASC 360, Property, Plant and Equipment, Paline evaluates the realizability of these long-lived assets as events occur that might indicate potential impairment. In doing so, Paline assesses whether the carrying

Paline Pipeline Company, LLC

Notes to Financial Statements

The Period from April 29, 2011 through December 19, 2011

amount of the asset is unrecoverable by estimating the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges. If the carrying amount is more than the recoverable amount, an impairment charge must be recognized based on the fair value of the asset.

Intangible Assets

Intangible assets consist of indefinite-lived rights of way.

Environmental Expenditures

It is Paline’s policy to accrue environmental and clean-up related costs of a non-capital nature when it is both probable that a liability has been incurred and the amount can be reasonably estimated. Paline did not have any environmental liabilities during or at the end of the reporting period.

Revenue Recognition

Service revenues are recognized as crude oil is shipped through our pipelines. We do not recognize product sales revenues for these services, as title of the product never passes to us. All revenues are based on regulated tariff rates or contracted rates.

Operating Expenses

Operating expenses include the costs associated with the actual operation of the pipeline, such as contract services (primarily those with Lion Oil Trading and Transportation, Inc., a former related party, which was purchased by Delek on April 28, 2011), electricity and other maintenance costs.

General and Administrative Expenses

General and administrative expenses primarily include corporate costs allocated from Ergon (see Note 4).

Income Taxes

Our operations were included in Ergon’s consolidated federal income tax return. Since Ergon was the sole member of Paline prior to its acquisition by Delek, all applicable taxes were reported at the consolidated level, including income taxes accounted for under the provisions of ASC 740, Income Taxes. Therefore, we have excluded income taxes from these financial statements.

Comprehensive Loss

Comprehensive loss for the period from April 29, 2011 through December 19, 2011 was equivalent to net loss.

3. Commitments and Contingencies

Litigation

In the ordinary conduct of its business, Paline is from time to time subject to lawsuits, investigations and claims.

Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, including civil penalties or other enforcement actions, we do not believe that any currently pending legal proceeding or proceedings to which we are a party will have a material adverse effect on our results of operations.

Paline Pipeline Company, LLC

Notes to Financial Statements

The Period from April 29, 2011 through December 19, 2011

Rate Regulation of Petroleum Pipelines

The rates and terms and conditions of service on certain of our pipelines may be subject to regulation by the FERC under the ICA or by the state regulatory commissions in the states in which we transport crude oil and refined products, including the Railroad Commission of Texas, the Louisiana Public Service Commission, and the Arkansas Public Service Commission. Since certain movements on our pipelines are subject to regulation, we intend to file tariffs with the FERC or the appropriate state regulatory commissions, or, in certain cases, to seek waiver of the requirement to file tariffs, and to comply with all regulatory requirements imposed by those agencies.

We own pipeline assets in Texas. In Texas, a pipeline, with some exceptions, is required to operate as a common carrier by publishing tariffs and providing transportation without discrimination. The Texas commission has generally not investigated the rates or practices of petroleum pipelines in the absence of shipper complaints. Complaints to the Texas commission have been infrequent and are usually resolved informally.

Environmental Health and Safety

We are subject to various federal, state and local environmental and safety laws enforced by agencies including the United States Environmental Protection Agency, the U.S. Department of Transportation / Pipeline and Hazardous Materials Safety Administration, Occupational Safety and Health Administration, the Texas Commission on Environmental Quality and the Texas Railroad Commission. Numerous permits or other authorizations are required under these laws for the operation of our pipeline and related operations, and may be subject to revocation, modification and renewal.

These laws and permits raise potential exposure to future claims and lawsuits involving environmental and safety matters which could include soil and water contamination, air pollution, personal injury and property damage allegedly caused by substances which we handled, used, released or disposed, or that relate to pre-existing conditions for which we have assumed responsibility. We believe that our current operations are in substantial compliance with existing environmental and safety requirements. However, there have been and will continue to be ongoing discussions about environmental and safety matters between us and federal and state authorities, including notices of violations, citations and other enforcement actions, some of which have resulted or may result in changes to operating procedures and in capital expenditures. While it is often difficult to quantify future environmental or safety related expenditures, we anticipate that continuing capital investments and changes in operating procedures will be required for the foreseeable future to comply with existing and new requirements as well as evolving interpretations and more strict enforcement of existing laws and regulations.

4. Related Party Transactions

Costs related specifically to Paline have been identified and included in the statements of operations. Historically, Paline was not allocated certain corporate costs from Ergon, primarily property insurance.

Ergon provided general and administrative support for Paline, including services such as corporate management, insurance, and accounting. Shared services costs of $0.2 million that were allocated to us based on a percentage of salary expense for the period from April 29, 2011 through December 19, 2011, were recorded in general and administrative expenses in the accompanying statement of operations. Ergon did not allocate a management fee to us related to property and liability insurance costs for the period from April 29, 2011 through December 19, 2011. We estimate that the expense associated with property and liability insurance costs would have been an additional $0.5 million if we had been a stand-alone entity, based on allocations by Delek,

Paline Pipeline Company, LLC

Notes to Financial Statements

The Period from April 29, 2011 through December 19, 2011

subsequent to its ownership of us. Historically, Paline participated in Ergon’s centralized cash management program under which cash receipts and cash disbursements were processed through Ergon’s cash accounts with a corresponding credit or charge to an affiliate account.

As discussed in Note 2, Ergon files a consolidated federal income tax return and current income tax payments for Paline are paid by Ergon.

Pursuant to a transition services arrangement entered into at the time of Delek’s purchase of Lion Oil Company (Lion Oil) in April 2011, Paline paid Lion Oil Transportation and Trading (LOTT), a subsidiary of Lion Oil, $1.4 million in fees during the period from April 29, 2011 through December 19, 2011. These fees are recorded as a component of operating expenses. Although not a related party during the period covered by these financial statements, LOTT is included in the assets being contributed to Delek Logistics Partners LP.

5. Subsequent Events

On December 19, 2011, Delek acquired all of the outstanding membership interests of Paline from Ergon. Under the Ergon ownership, Paline had been used to transport Gulf Coast and offshore crude oil north into Longview; however, Delek is nearly finished with a project that will reverse the flow of crude on the pipeline. Paline has an agreement with a major oil company to ship crude oil that expires in 2014. Delek acquired Paline and all related assets for a purchase price of $50.0 million, consisting of $25.0 million cash and a three-year, $25.0 million note payable to Ergon.

Report of Independent Registered Public Accounting Firm

The Board of Directors of

Delek Logistics GP, LLC

We have audited the accompanying balance sheet of Delek Logistics Partners, LP (the Partnership) as of July 9, 2012. This balance sheet is the responsibility of the Partnership’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Partnership’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Delek Logistics Partners, LP as of July 9, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Nashville, Tennessee

July 11, 2012

Delek Logistics Partners, LP

Balance Sheet as of July 9, 2012

Assets
Cash	$1,000

Total assets	$1,000

Liabilities
Total liabilities	$—

Partners’ equity
Limited partner	980
General partner	20

Total partners’ equity	$1,000

Total liabilities and partners’ equity	$1,000

See accompanying note to the balance sheet

Delek Logistics Partners, LP

Note to the Balance Sheet

1. Nature of Operations

Delek Logistics Partners, LP (the Partnership) is a Delaware limited partnership formed on April 24, 2012. Delek Logistics GP, LLC (the General Partner) is a Delaware limited liability company formed on April 24, 2012 to become the general partner of the Partnership. On July 9, 2012, Delek US Holdings, Inc., a Delaware corporation contributed $980 to the Partnership in exchange for a 98.0% limited partner interest and the General Partner contributed $20 to the Partnership in exchange for a 2.0% general partner interest. There have been no other transactions involving the Partnership as of July 11, 2012.

Appendix A

FIRST AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

DELEK LOGISTICS PARTNERS, LP

A Delaware Limited Partnership

Dated as of

                    , 2012

A-i

A-ii

A-iii

FIRST AMENDED AND RESTATED AGREEMENT OF

LIMITED PARTNERSHIP OF DELEK LOGISTICS PARTNERS, LP

THIS FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF DELEK LOGISTICS PARTNERS, LP dated as of                     , 2012, is entered into by and between Delek Logistics GP, LLC, a Delaware limited liability company, as the General Partner, and Delek US Holdings, Inc., a Delaware corporation, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“Acquisition” means any transaction in which any Group Member acquires (through an asset acquisition, stock acquisition, merger or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing, over the long-term, the operating capacity or operating income of the Partnership Group from the operating capacity or operating income of the Partnership Group existing immediately prior to such transaction. For purposes of this definition, “long-term” generally refers to a period of not less than twelve months.

“Additional Book Basis” means the portion of any remaining Carrying Value of an Adjusted Property that is attributable to positive adjustments made to such Carrying Value as a result of Book-Up Events. For purposes of determining the extent that Carrying Value constitutes Additional Book Basis:

(a) Any negative adjustment made to the Carrying Value of an Adjusted Property as a result of either a Book-Down Event or a Book-Up Event shall first be deemed to offset or decrease that portion of the Carrying Value of such Adjusted Property that is attributable to any prior positive adjustments made thereto pursuant to a Book-Up Event or Book-Down Event; and

(b) If Carrying Value that constitutes Additional Book Basis is reduced as a result of a Book-Down Event and the Carrying Value of other property is increased as a result of such Book-Down Event, an allocable portion of any such increase in Carrying Value shall be treated as Additional Book Basis; provided, that the amount treated as Additional Book Basis pursuant hereto as a result of such Book-Down Event shall not exceed the amount by which the Aggregate Remaining Net Positive Adjustments after such Book-Down Event exceeds the remaining Additional Book Basis attributable to all of the Partnership’s Adjusted Property after such Book-Down Event (determined without regard to the application of this clause (b) to such Book-Down Event).

“Additional Book Basis Derivative Items” means any Book Basis Derivative Items that are computed with reference to Additional Book Basis. To the extent that the Additional Book Basis attributable to all of the Partnership’s Adjusted Property as of the beginning of any taxable period exceeds the Aggregate Remaining Net Positive Adjustments as of the beginning of such period (the “Excess Additional Book Basis”), the Additional Book Basis Derivative Items for such period shall be reduced by the amount that bears the same ratio to the amount of Additional Book Basis Derivative Items determined without regard to this sentence as the Excess Additional Book Basis bears to the Additional Book Basis as of the beginning of such period. With respect to a Disposed of Adjusted Property, the Additional Book Basis Derivative Items shall be the amount of Additional Book Basis taken into account in computing gain or loss from the disposition of such Disposed of Adjusted Property.

“Adjusted Capital Account” means the Capital Account maintained for each Partner as of the end of each taxable period of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and (b) decreased by (i) the amount of all losses and deductions that, as of the end of such taxable period, are reasonably expected to be allocated to such Partner in subsequent taxable periods under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such taxable period, are reasonably expected to be made to such Partner in subsequent taxable periods in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner’s Capital Account that are reasonably expected to occur during (or prior to) the taxable period in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.1(d)(i) or 6.1(d)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The “Adjusted Capital Account” of a Partner in respect of any Partnership Interest shall be the amount that such Adjusted Capital Account would be if such Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such Partnership Interest was first issued.

“Adjusted Operating Surplus” means, with respect to any period, (a) Operating Surplus generated with respect to such period less (b) (i) the amount of any net increase in Working Capital Borrowings (or the Partnership’s proportionate share of any net increase in Working Capital Borrowings in the case of Subsidiaries that are not wholly owned) with respect to such period and (ii) the amount of any net decrease in cash reserves (or the Partnership’s proportionate share of any net decrease in cash reserves in the case of Subsidiaries that are not wholly owned) for Operating Expenditures with respect to such period not relating to an Operating Expenditure made with respect to such period, and plus (c) (i) the amount of any net decrease in Working Capital Borrowings (or the Partnership’s proportionate share of any net decrease in Working Capital Borrowings in the case of Subsidiaries that are not wholly owned) with respect to such period, (ii) the amount of any net decrease made in subsequent periods in cash reserves for Operating Expenditures initially established with respect to such period to the extent such decrease results in a reduction in Adjusted Operating Surplus in subsequent periods pursuant to clause (b)(ii) above and (iii) the amount of any net increase in cash reserves (or the Partnership’s proportionate share of any net increase in cash reserves in the case of Subsidiaries that are not wholly owned) for Operating Expenditures with respect to such period required by any debt instrument for the repayment of principal, interest or premium. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) of the definition of Operating Surplus.

“Adjusted Property” means any property the Carrying Value of which has been adjusted pursuant to Section 5.5(d).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Aggregate Quantity of IDR Reset Common Units” has the meaning given such term in Section 5.11(a).

“Aggregate Remaining Net Positive Adjustments” means, as of the end of any taxable period, the sum of the Remaining Net Positive Adjustments of all the Partners.

“Agreed Allocation” means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of Section 6.1, including a Curative Allocation (if appropriate to the context in which the term “Agreed Allocation” is used).

“Agreed Value” of any Contributed Property means the fair market value of such property or other consideration at the time of contribution and in the case of an Adjusted Property, the fair market value of such Adjusted Property on the date of the revaluation event as described in Section 5.5(d), in both cases as determined by the General Partner. The General Partner shall use such method as it determines to be appropriate to allocate the aggregate Agreed Value of Contributed Properties contributed to the Partnership in a single or integrated transaction among each separate property on a basis proportional to the fair market value of each Contributed Property.

“Agreement” means this First Amended and Restated Agreement of Limited Partnership of Delek Logistics Partners, LP, as it may be amended, supplemented or restated from time to time.

“Associate” means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer, manager, general partner or managing member or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest, (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity, and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

“Available Cash” means, with respect to any Quarter ending prior to the Liquidation Date:

(a) the sum of:

(i) all cash and cash equivalents of the Partnership Group (or the Partnership’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) on hand at the end of such Quarter; and

(ii) if the General Partner so determines, all or any portion of additional cash and cash equivalents of the Partnership Group (or the Partnership’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) on hand on the date of determination of Available Cash with respect to such Quarter resulting from Working Capital Borrowings made subsequent to the end of such Quarter, less;

(b) the amount of any cash reserves established by the General Partner (or the Partnership’s proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) to:

(i) provide for the proper conduct of the business of the Partnership Group (including cash reserves for future capital expenditures and for anticipated future debt service requirements of the Partnership Group and for refunds of collected rates reasonably likely to be refunded as a result of a settlement or hearing relating to FERC rate proceedings) subsequent to such Quarter;

(ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject; or

(iii) provide funds for distributions under Section 6.4 or Section 6.5 in respect of any one or more of the next four Quarters;

provided, however, that the General Partner may not establish cash reserves pursuant to subclause (iii) above if the effect of such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Distribution on all Common Units, plus any Cumulative Common Unit Arrearage on all Common Units, with respect to such Quarter; and, provided further, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines.

Notwithstanding the foregoing, “Available Cash” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

“Board of Directors” means, with respect to the General Partner, its board of directors or board of managers, if the General Partner is a corporation or limited liability company, or the board of directors or board of managers of the general partner of the General Partner, if the General Partner is a limited partnership, as applicable.

“Book Basis Derivative Items” means any item of income, deduction, gain or loss that is computed with reference to the Carrying Value of an Adjusted Property (e.g., depreciation, depletion, or gain or loss with respect to an Adjusted Property).

“Book-Down Event” means an event that triggers a negative adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

“Book-Tax Disparity” means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner’s share of the Partnership’s Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner’s Capital Account balance as maintained pursuant to Section 5.5 and the hypothetical balance of such Partner’s Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

“Book-Up Event” means an event that triggers a positive adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of Pennsylvania shall not be regarded as a Business Day.

“Capital Account” means the capital account maintained for a Partner pursuant to Section 5.5. The “Capital Account” of a Partner in respect of any Partnership Interest shall be the amount that such Capital Account would be if such Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such Partnership Interest was first issued.

“Capital Contribution” means (a) any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership or that is contributed or deemed contributed to the Partnership on behalf of a Partner (including, in the case of an underwritten offering of Units, the amount of any underwriting discounts or commissions) or (b) current distributions that a Partner is entitled to receive but otherwise waives.

“Capital Improvement” means (a) the construction or development of new capital assets by a Group Member, (b) the replacement, improvement or expansion of existing capital assets by a Group Member or (c) a Capital Contribution by a Group Member to a Person that is not a Subsidiary in which a Group Member has, or after such Capital Contribution will have, directly or indirectly, an equity interest, to fund such Group Member’s pro rata share of the cost of the construction or development of new, or the replacement, improvement or expansion of existing, capital assets by such Person, in each case if and to the extent such construction, development, replacement, improvement or expansion is made to increase over the long-term, the operating capacity or operating income of the Partnership Group, in the case of clauses (a) and (b), or such Person, in the case of clause (c), from the operating capacity or operating income of the Partnership Group or such Person, as the case may be, existing immediately prior to such construction, development, replacement, improvement, expansion or Capital Contribution. For purposes of this definition, “long-term” generally refers to a period of not less than twelve months.

“Capital Surplus” means Available Cash distributed by the Partnership in excess of Operating Surplus, as described in Section 6.3(a).

“Carrying Value” means (a) with respect to a Contributed Property or Adjusted Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and cost recovery deductions charged to the Partners’ Capital Accounts in respect of such property and (b) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination; provided that the Carrying Value of any property shall be adjusted from time to time in accordance with Section 5.5(d)(i) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

“Cause” means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable to the Partnership or any Limited Partner for actual fraud or willful misconduct in its capacity as a general partner of the Partnership.

“Certificate” means a certificate in such form (including global form if permitted by applicable rules and regulations) as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more classes of Partnership Interests. The initial form of certificate approved by the General Partner for Common Units is attached as Exhibit A to this Agreement.

“Certificate of Limited Partnership” means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 7.2, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

“Citizenship Eligibility Trigger” has the meaning given such term in Section 4.9(a)(ii).

“claim” (as used in Section 7.12(g)) has the meaning given such term in Section 7.12(g).

“Closing Date” means the first date on which Common Units are sold by the Partnership to the IPO Underwriters pursuant to the provisions of the Underwriting Agreement.

“Closing Price” for any day, means in respect of any class of Limited Partner Interests the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the last closing bid and ask prices on such day, regular way, in either case as reported on the principal National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading or, if such Limited Partner Interests are not listed or admitted to trading on any National Securities Exchange, the average of the high bid and low ask prices on such day in the over-the-counter market, as reported by such other system then in use, or, if on any such day such Limited Partner Interests are not quoted by any such organization, the average of the closing bid and ask prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests, the fair value of such Limited Partner Interests on such day as determined by the General Partner.

“Code” means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

“Combined Interest” has the meaning given such term in Section 11.3(a).

“Commences Commercial Service” means the date upon which a Capital Improvement is first put into commercial service by a Group Member following completion of construction, replacement, improvement or expansion and testing, as applicable.

“Commission” means the United States Securities and Exchange Commission.

“Common Unit” means a Limited Partner Interest having the rights and obligations specified with respect to Common Units in this Agreement. The term “Common Unit” does not include a Subordinated Unit prior to its conversion into a Common Unit pursuant to the terms hereof.

“Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, as to any Quarter within the Subordination Period, the excess, if any, of (a) the Minimum Quarterly Distribution with respect to a Common Unit in respect of such Quarter over (b) the sum of all Available Cash distributed with respect to a Common Unit in respect of such Quarter pursuant to Section 6.4(a)(i).

“Conflicts Committee” means a committee of the Board of Directors of the General Partner composed of two or more directors, each of whom (a) is not an officer or employee of the General Partner, (b) is not an officer, director or employee of any Affiliate of the General Partner (other than Group Members), (c) is not a holder of any ownership interest in the General Partner or its Affiliates or the Partnership Group other than (i) Common Units and (ii) awards that are granted to such director in his capacity as a director under any long-term incentive plan, equity compensation plan or similar plan implemented by the General Partner or the Partnership and (d) is determined by the Board of Directors of the General Partner to be independent under the independence standards for directors who serve on an audit committee of a board of directors established by the Exchange Act and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which the Common Units are listed or admitted to trading (or if no such National Securities Exchange, the New York Stock Exchange).

“Construction Debt” means debt incurred to fund (a) all or a portion of a Capital Improvement, (b) interest payments (including periodic net payments under related interest rate swap agreements) and related fees on other Construction Debt or (c) distributions (including incremental Incentive Distributions) on Construction Equity.

“Construction Equity” means equity issued to fund (a) all or a portion of a Capital Improvement, (b) interest payments (including periodic net payments under related interest rate swap agreements) and related fees on Construction Debt or (c) distributions (including incremental Incentive Distributions) on other Construction Equity. Construction Equity does not include equity issued in the Initial Public Offering.

“Construction Period” means the period beginning on the date that a Group Member enters into a binding obligation to commence a Capital Improvement and ending on the earlier to occur of the date that such Capital Improvement Commences Commercial Service and the date that the Group Member abandons or disposes of such Capital Improvement.

“Contributed Property” means each property or other asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.5(d), such property or other asset shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

“Contribution Agreement” means that certain Contribution, Conveyance and Assumption Agreement, dated as of                     , 2012, among the Partnership, the General Partner, the Operating Company, Paline, SALA, Magnolia, El Dorado, Delek Crude Logistics, Delek Marketing, Delek US, Delek Refining, Lion Oil and Delek M&S, together with the additional conveyance documents and instruments contemplated or referenced thereunder, as such may be amended, supplemented or restated from time to time.

“Cumulative Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of (a) the sum of the Common Unit Arrearages as to an Initial Common Unit for each of the Quarters within the Subordination Period ending on or before the last day of such Quarter over (b) the sum of any distributions theretofore made pursuant to Section 6.4(a)(ii) and the second sentence of Section 6.5 with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).

“Curative Allocation” means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(xi).

“Current Market Price” as of any date of any class of Limited Partner Interests, means the average of the daily Closing Prices per Limited Partner Interest of such class for the 20 consecutive Trading Days immediately prior to such date.

“Deferred Issuance and Distribution” means both (a) the issuance by the Partnership of a number of additional Common Units that is equal to the excess, if any, of (x) 1,200,000, over (y) the aggregate number, if any, of Common Units actually purchased by and issued to the IPO Underwriters pursuant to the Over-Allotment Option on the Option Closing Date(s), and (b) distribution(s) of cash, pursuant to the Contribution Agreement, in an amount equal to the total amount of cash contributed by the IPO Underwriters to the Partnership on or in connection with any Option Closing Date with respect to Common Units issued by the Partnership upon the applicable exercise of the Over-Allotment Option in accordance with Section 5.3(b), if any.

“Delaware Act” means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. Section 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

“Delek Big Sandy” means Delek Marketing-Big Sandy, LLC, a Texas limited liability company.

“Delek Crude Logistics” means Delek Crude Logistics, LLC, a Texas limited liability company.

“Delek Marketing” means Delek Marketing & Supply, LP, a Delaware limited partnership.

“Delek M&S” means Delek Marketing & Supply, LLC, a Delaware limited liability company.

“Delek Refining” means Delek Refining, Ltd., a Texas limited partnership.

“Delek US” means Delek US Holdings, Inc., a Delaware corporation.

“Departing General Partner” means a former general partner from and after the effective date of any withdrawal or removal of such former general partner pursuant to Section 11.1 or Section 11.2.

“Derivative Partnership Interests” means any options, rights, warrants, appreciation rights, tracking, profit and phantom interests and other derivative securities relating to, convertible into or exchangeable for Partnership Interests.

“Disposed of Adjusted Property” has the meaning given such term in Section 6.1(d)(xii)(B).

“Economic Risk of Loss” has the meaning set forth in Treasury Regulation Section 1.752-2(a).

“El Dorado” means El Dorado Pipeline Company, LLC, a Delaware limited liability company.

“Eligibility Certificate” has the meaning given such term in Section 4.9(b).

“Eligible Holder” means a Limited Partner whose (a) federal income tax status is not reasonably likely to have the material adverse effect described in Section 4.9(a)(i) or (b) nationality, citizenship or other related status would not create a substantial risk of cancellation or forfeiture as described in Section 4.9(a)(ii), in each case as determined by the General Partner with the advice of counsel.

“Estimated Incremental Quarterly Tax Amount” has the meaning given such term in Section 6.9.

“Event of Withdrawal” has the meaning given such term in Section 11.1(a).

“Excess Additional Book Basis” has the meaning given such term in the definition of “Additional Book Basis Derivative Items.”

“Excess Distribution” has the meaning given such term in Section 6.1(d)(iii)(A).

“Excess Distribution Unit” has the meaning given such term in Section 6.1(d)(iii)(A).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute.

“Expansion Capital Expenditures” means cash expenditures for Acquisitions or Capital Improvements. Expansion Capital Expenditures shall include interest (including periodic net payments under related interest rate swap agreements) and related fees paid during the Construction Period on Construction Debt. Where cash expenditures are made in part for Expansion Capital Expenditures and in part for other purposes, the General Partner shall determine the allocation between the amounts paid for each.

“FERC” means the Federal Energy Regulatory Commission, or any successor to the powers thereof.

“Final Subordinated Units” has the meaning given such term in Section 6.1(d)(x)(A).

“First Liquidation Target Amount” has the meaning given such term in Section 6.1(c)(i)(D).

“First Target Distribution” means $0.43125 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2012, it means the product of $0.43125 multiplied by a fraction of which the numerator is the number of days in such period, and of which the denominator is 92), subject to adjustment in accordance with Sections 5.11, 6.6 and 6.9.

“Fully Diluted Weighted Average Basis” means, when calculating the number of Outstanding Units for any period, a basis that includes (a) the weighted average number of Outstanding Units during such period plus (b) all Partnership Interests and Derivative Partnership Interests (i) that are convertible into or exercisable or exchangeable for Units or for which Units are issuable, in each case that are senior to or pari passu with the Subordinated Units, (ii) whose conversion, exercise or exchange price, if any, is less than the Current Market Price on the date of such calculation, (iii) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (iv) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; provided, however, that for purposes of determining the number of Outstanding Units on a Fully Diluted Weighted Average Basis when calculating whether the Subordination Period has ended or Subordinated Units are entitled to convert into Common Units pursuant to Section 5.7, such Partnership Interests and Derivative Partnership Interests shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; provided, further, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (x) the number of Units issuable upon such conversion, exercise or exchange and (y) the number of Units that such consideration would purchase at the Current Market Price.

“General Partner” means Delek Logistics GP, LLC, a Delaware limited liability company, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in their capacity as general partner of the Partnership (except as the context otherwise requires).

“General Partner Interest” means the ownership interest of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it), which is evidenced by General Partner Units, and includes any and all benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement.

“General Partner Unit” means a fractional part of the General Partner Interest having the rights and obligations specified with respect to the General Partner Interest. A General Partner Unit is not a Unit.

“Gross Liability Value” means, with respect to any Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i), the amount of cash that a willing assignor would pay to a willing assignee to assume such Liability in an arm’s-length transaction.

“Group” means two or more Persons that with or through any of their respective Affiliates or Associates have any contract, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons), exercising investment power over or disposing of any Partnership Interests with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Interests.

“Group Member” means a member of the Partnership Group.

“Group Member Agreement” means the partnership agreement of any Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement of any Group Member that is a limited liability company, the certificate of incorporation and bylaws or similar organizational documents of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, as such may be amended, supplemented or restated from time to time.

“Hedge Contract” means any exchange, swap, forward, cap, floor, collar, option or other similar agreement or arrangement entered into for the purpose of reducing the exposure of a Group Member to fluctuations in interest rates, the price of hydrocarbons, basis differentials or currency exchange rates in their operations or financing activities and not for speculative purposes.

“Holder” means any of the following:

(a) the General Partner who is the Record Holder of Registrable Securities;

(b) any Affiliate of the General Partner who is the Record Holder of Registrable Securities (other than natural persons who are Affiliates of the General Partner by virtue of being officers, directors or employees of the General Partner or any of its Affiliates);

(c) any Person who has been the General Partner within the prior two years and who is the Record Holder of Registrable Securities;

(d) any Person who has been an Affiliate of the General Partner within the prior two years and who is the Record Holder of Registrable Securities (other than natural persons who were Affiliates of the General Partner by virtue of being officers, directors or employees of the General Partner or any of its Affiliates); and

(e) a transferee and current Record Holder of Registrable Securities to whom the transferor of such Registrable Securities, who was a Holder at the time of such transfer, assigns its rights and obligations under this Agreement; provided such transferee agrees in writing to comply with all applicable requirements and obligations in connection with the registration and disposition of such Registrable Securities pursuant to Section 7.12.

“IDR Reset Common Units” has the meaning given such term in Section 5.11(a).

“IDR Reset Election” has the meaning given such term in Section 5.11(a).

“Incentive Distribution Right” means a Limited Partner Interest having the rights and obligations specified with respect to Incentive Distribution Rights in this Agreement.

“Incentive Distributions” means any amount of cash distributed to the holders of the Incentive Distribution Rights pursuant to Sections 6.4(a)(v), (vi) and (vii) and Sections 6.4(b)(iii), (iv) and (v).

“Incremental Income Taxes” has the meaning given such term in Section 6.9.

“Indemnified Persons” has the meaning given such term in Section 7.12(g).

“Indemnitee” means (a) the General Partner, (b) any Departing General Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing General Partner, (d) any Person who is or was a manager, managing member, general partner, director, officer, fiduciary or trustee of (i) any Group Member, the General Partner or any Departing General Partner or (ii) any Affiliate of any Group Member, the General Partner or any Departing General Partner, (e) any Person who is or was serving at the request of the General Partner or any Departing General Partner or any Affiliate of the General Partner or any Departing General Partner as a manager, managing member, general partner, director, officer, fiduciary or trustee of another Person owing a fiduciary duty to any Group Member; provided that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services, and (f) any Person the General Partner designates as an “Indemnitee” for purposes of this Agreement because such Person’s status, service or relationship exposes such Person to potential claims, demands, suits or proceedings relating to the Partnership Group’s business and affairs.

“Ineligible Holder” has the meaning given such term in Section 4.9(c).

“Initial Common Units” means the Common Units sold in the Initial Public Offering.

“Initial Limited Partners” means the Organizational Limited Partner, Lion Oil (with respect to the Common Units and Subordinated Units received by it pursuant to Section 5.2(a)), Delek M&S (with respect to the Common Units and Subordinated Units received by it pursuant to Section 5.2(a)), the General Partner (with respect to the Incentive Distribution Rights received by it pursuant to Section 5.2(a)) and the IPO Underwriters upon the issuance by the Partnership of Common Units as described in Section 5.3(a) in connection with the Initial Public Offering.

“Initial Public Offering” means the initial offering and sale of Common Units to the public (including the offer and sale of Common Units pursuant to the Over-Allotment Option), as described in the IPO Registration Statement.

“Initial Unit Price” means (a) with respect to the Common Units and the Subordinated Units, the initial public offering price per Common Unit at which the Common Units were first offered to the public for sale as set forth on the cover page of the IPO Prospectus or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

“Interim Capital Transactions” means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, refinancings or refundings of indebtedness (other than Working Capital Borrowings and other than for items purchased on open account or for a deferred purchase price in the ordinary course of business) by any Group Member and sales of debt securities of any Group Member; (b) issuances of equity interests of any Group Member (including the Common Units sold to the IPO Underwriters in the Initial Public Offering) to anyone other than the Partnership Group; and (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member other than (i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business and (ii) sales or other dispositions of assets as part of normal retirements or replacements.

“Investment Capital Expenditures” means capital expenditures that are neither Expansion Capital Expenditures nor Maintenance Capital Expenditures.

“IPO Prospectus” means the final prospectus relating to the Initial Public Offering dated                     , 2012 and filed by the Partnership with the Commission pursuant to Rule 424 under the Securities Act on                     , 2012.

“IPO Registration Statement” means the Registration Statement on Form S-1 (File No. 333-182631) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Public Offering.

“IPO Underwriter” means each Person named as an underwriter in Schedule A to the Underwriting Agreement who purchases Common Units pursuant thereto.

“Liability” means any liability or obligation of any nature, whether accrued, contingent or otherwise.

“Limited Partner” means, unless the context otherwise requires, the Organizational Limited Partner prior to its withdrawal from the Partnership, each Initial Limited Partner, each additional Person that becomes a Limited Partner pursuant to the terms of this Agreement and any Departing General Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3, in each case, in such Person’s capacity as a limited partner of the Partnership.

“Limited Partner Interest” means an interest of a Limited Partner in the Partnership, which may be evidenced by Common Units, Subordinated Units, Incentive Distribution Rights or other Partnership Interests (other than a General Partner Interest) or a combination thereof (but excluding Derivative Partnership Interests), and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner pursuant to the terms and provisions of this Agreement.

“Lion Oil” means Lion Oil Company, an Arkansas corporation.

“Liquidation Date” means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership has expired without such an election being made and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

“Liquidator” means one or more Persons selected by the General Partner to perform the functions described in Section 12.4 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

“Magnolia” means Magnolia Pipeline Company, LLC, a Delaware limited liability company.

“Maintenance Capital Expenditure” means cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) by a Group Member made to maintain, over the long-term, the operating capacity or operating income of the Partnership Group. For purposes of this definition, “long-term” generally refers to a period of not less than twelve months.

“Merger Agreement” has the meaning given such term in Section 14.1.

“Minimum Quarterly Distribution” means $0.375 per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on December 31, 2012, it means the product of $0.375 multiplied by a fraction of which the numerator is the number of days in such period and of which the denominator is 92), subject to adjustment in accordance with Sections 5.11, 6.6 and 6.9.

“National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Exchange Act (or any successor to such Section).

“Net Agreed Value” means, (a) in the case of any Contributed Property, the Agreed Value of such property or other consideration reduced by any Liabilities either assumed by the Partnership upon such contribution or to which such property or other consideration is subject when contributed and (b) in the case of any property distributed to a Partner by the Partnership, the Partnership’s Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any Liabilities either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution, in either case as determined and required by the Treasury Regulations promulgated under Section 704(b) of the Code.

“Net Income” means, for any taxable period, the excess, if any, of the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

“Net Loss” means, for any taxable period, the excess, if any, of the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

“Net Positive Adjustments” means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

“Net Termination Gain” means, for any taxable period, the sum, if positive, of all items of income, gain, loss or deduction (determined in accordance with Section 5.5(b)) that are (a) recognized by the Partnership (i) after the Liquidation Date or (ii) upon the sale, exchange or other disposition of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (excluding any disposition to a member of the Partnership Group), or (b) deemed recognized by the Partnership pursuant to Section 5.5(d); provided, however, the items included in the determination of Net Termination Gain shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

“Net Termination Loss” means, for any taxable period, the sum, if negative, of all items of income, gain, loss or deduction (determined in accordance with Section 5.5(b)) that are (a) recognized by the Partnership (i) after the Liquidation Date or (ii) upon the sale, exchange or other disposition of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (excluding any disposition to a member of the Partnership Group), or (b) deemed recognized by the Partnership pursuant to Section 5.5(d); provided, however, items included in the determination of Net Termination Loss shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

“Nonrecourse Built-in Gain” means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Section 6.2(b) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

“Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

“Nonrecourse Liability” has the meaning set forth in Treasury Regulation Section 1.752-1(a)(2).

“Notice” means a written request from a Holder pursuant to Section 7.12 which shall (i) specify the Registrable Securities intended to be registered, offered and sold by such Holder, (ii) describe the nature or method of the proposed offer and sale of Registrable Securities, and (iii) contain the undertaking of such Holder to provide all such information and materials and take all action as may be required or appropriate in order to permit the Partnership to comply with all applicable requirements and obligations in connection with the registration and disposition of such Registrable Securities pursuant to Section 7.12.

“Notice of Election to Purchase” has the meaning given such term in Section 15.1(b).

“Omnibus Agreement” means that certain Omnibus Agreement, dated as of                     , 2012, among Delek US, Delek Refining, Lion Oil, Paline, SALA, Magnolia, El Dorado, Delek Crude Logistics, Delek Big Sandy, the Operating Company, the General Partner and the Partnership, as such agreement may be amended, supplemented or restated from time to time.

“Operating Company” means Delek Logistics Operating Company, LLC, a Delaware limited liability company, and any successors thereto.

“Operating Expenditures” means all Partnership Group cash expenditures (or the Partnership’s proportionate share of expenditures in the case of Subsidiaries that are not wholly owned), including taxes, compensation of employees, officers and directors of the General Partner, reimbursement of expenses of the General Partner and its Affiliates, debt service payments, Maintenance Capital Expenditures, repayment of Working Capital Borrowings, payments made in the ordinary course of business under any Hedge Contracts, subject to the following:

(a) repayments of Working Capital Borrowings deducted from Operating Surplus pursuant to clause (b)(iii) of the definition of Operating Surplus shall not constitute Operating Expenditures when actually repaid;

(b) payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures;

(c) Operating Expenditures shall not include (i) Expansion Capital Expenditures or Investment Capital Expenditures, (ii) payment of transaction expenses (including taxes) relating to Interim Capital Transactions, (iii) distributions to Partners, (iv) repurchases of Partnership Interests, other than repurchases of Partnership Interests by the Partnership to satisfy obligations under employee benefit plans or reimbursement of expenses of the General Partner for purchases of Partnership Interests by the General Partner to satisfy obligations under employee benefit plans, or (v) any other expenditures or payments made using the proceeds of the Initial Public Offering; and

(d)(i) amounts paid in connection with the initial purchase of a Hedge Contract shall be amortized over the life of such Hedge Contract and (ii) payments made in connection with the termination of any Hedge Contract prior to the expiration of its scheduled settlement or termination date shall be included in equal quarterly installments over the remaining scheduled life of such Hedge Contract.

“Operating Surplus” means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

(a) the sum of (i) $25.0 million, (ii) all cash receipts of the Partnership Group (or the Partnership’s proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) for the period beginning on the Closing Date and ending on the last day of such period, but excluding cash receipts from

Interim Capital Transactions and the termination of Hedge Contracts (provided that cash receipts from the termination of a Hedge Contract prior to its scheduled settlement or termination date shall be included in Operating Surplus in equal quarterly installments over the remaining scheduled life of such Hedge Contract), (iii) all cash receipts of the Partnership Group (or the Partnership’s proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings and (iv) the amount of cash distributions paid during the Construction Period (including incremental Incentive Distributions) on Construction Equity, less

(b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending on the last day of such period, (ii) the amount of cash reserves (or the Partnership’s proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) established by the General Partner to provide funds for future Operating Expenditures, (iii) all Working Capital Borrowings not repaid within twelve months after having been incurred, or repaid within such 12-month period with the proceeds of additional Working Capital Borrowings, and (iv) any cash loss realized on disposition of an Investment Capital Expenditure; provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines.

Notwithstanding the foregoing, “Operating Surplus” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

“Operation and Management Services Agreement” means that certain Operation and Management Services Agreement, dated as of                    , 2012, between Delek Logistics Services Company, a Delaware corporation, the General Partner and the Partnership as such agreement may be amended, supplemented or restated from time to time.

“Opinion of Counsel” means a written opinion of counsel (who may be regular counsel to, or the general counsel or other inside counsel of, the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner or to such other person selecting such counsel or obtaining such opinion.

“Option Closing Date” means the date or dates on which any Common Units are sold by the Partnership to the IPO Underwriters upon exercise of the Over-Allotment Option.

“Organizational Limited Partner” means Delek US in its capacity as the organizational limited partner of the Partnership pursuant to this Agreement.

“Outstanding” means, with respect to Partnership Interests, all Partnership Interests that are issued by the Partnership and reflected as outstanding in the Register as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of the Outstanding Partnership Interests of any class then Outstanding, none of the Partnership Interests owned by such Person or Group shall be entitled to be voted on any matter or be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Partnership Interests so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Partnership Interests shall not, however, be treated as a separate class of Partnership Interests for purposes of this Agreement or the Delaware Act); provided, further, that the foregoing limitation shall not apply to (i) any Person or Group who acquired 20% or more of the Outstanding Partnership Interests of any class directly from the General Partner or its Affiliates (other than the Partnership), (ii) any Person or Group who acquired 20% or more of the Outstanding Partnership Interests of any class then Outstanding directly or indirectly from a Person or Group described in clause (i) provided that, upon or prior to such acquisition, the General Partner shall have notified such Person or Group in writing that such limitation shall not apply, or (iii) any Person or Group who acquired 20% or more of any Partnership Interests issued by the Partnership with the prior approval of the Board of Directors of the General Partner.

“Over-Allotment Option” means the over-allotment option to purchase additional Common Units granted to the IPO Underwriters by the Partnership pursuant to the Underwriting Agreement.

“Paline” means Paline Pipeline Company, LLC, a Texas limited liability company.

“Partner Nonrecourse Debt” has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4).

“Partner Nonrecourse Debt Minimum Gain” has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

“Partner Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.

“Partners” means the General Partner and the Limited Partners.

“Partnership” means Delek Logistics Partners, LP, a Delaware limited partnership.

“Partnership Group” means, collectively, the Partnership and its Subsidiaries.

“Partnership Interest” means any class or series of equity interest in the Partnership, which shall include any Limited Partner Interests and the General Partner Interest but shall exclude any Derivative Partnership Interests.

“Partnership Minimum Gain” means that amount determined in accordance with the principles of Treasury Regulation Sections 1.704-2(b)(2) and 1.704-2(d).

“Per Unit Capital Amount” means, as of any date of determination, the Capital Account, stated on a per Unit basis, underlying any Unit held by a Person other than the General Partner or any Affiliate of the General Partner who holds Units.

“Percentage Interest” means as of any date of determination (a) as to the General Partner with respect to General Partner Units and as to any Unitholder with respect to Units, as the case may be, the product obtained by multiplying (i) 100% less the percentage applicable to clause (b) below by (ii) the quotient obtained by dividing (A) the number of General Partner Units held by the General Partner or the number of Units held by such Unitholder, as the case may be, by (B) the total number of Outstanding Units and General Partner Units, and (b) as to the holders of other Partnership Interests issued by the Partnership in accordance with Section 5.6, the percentage established as a part of such issuance. The Percentage Interest with respect to an Incentive Distribution Right shall at all times be zero.

“Person” means an individual or a corporation, firm, limited liability company, partnership, joint venture, trust, estate, unincorporated organization, association, government agency or political subdivision thereof or other entity.

“Plan of Conversion” has the meaning given such term in Section 14.1.

“Pro Rata” means (a) when used with respect to Units or any class thereof, apportioned among all designated Units in accordance with their relative Percentage Interests, (b) when used with respect to Partners or Record Holders, apportioned among all Partners or Record Holders in accordance with their relative Percentage Interests, (c) when used with respect to holders of Incentive Distribution Rights, apportioned among all holders of Incentive Distribution Rights in accordance with the relative number or percentage of Incentive Distribution Rights held by each such holder, and (d) when used with respect to Holders who have requested to include Registrable Securities in a Registration Statement pursuant to Section 7.12(a) or 7.12(b), apportioned among all such Holders in accordance with the relative number of Registrable Securities held by each such holder and included in the Notice relating to such request.

“Purchase Date” means the date determined by the General Partner as the date for purchase of all Outstanding Limited Partner Interests of a certain class (other than Limited Partner Interests owned by the General Partner and its Affiliates) pursuant to Article XV.

“Quarter” means, unless the context requires otherwise, a fiscal quarter of the Partnership, or, with respect to the fiscal quarter of the Partnership which includes the Closing Date, the portion of such fiscal quarter after the Closing Date.

“Rate Eligibility Trigger” has the meaning given such term in Section 4.9(a)(i).

“Recapture Income” means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

“Record Date” means the date established by the General Partner or otherwise in accordance with this Agreement for determining (a) the identity of the Record Holders entitled to receive notice of, or entitled to exercise rights in respect of, any lawful action of Limited Partners (including voting) or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

“Record Holder” means (a) with respect to any class of Partnership Interests for which a Transfer Agent has been appointed, the Person in whose name a Partnership Interest of such class is registered on the books of the Transfer Agent and the Register as of the Partnership’s close of business on a particular Business Day or (b) with respect to other classes of Partnership Interests, the Person in whose name any such other Partnership Interest is registered in the Register as of the Partnership’s close of business on a particular Business Day.

“Redeemable Interests” means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to Section 4.10.

“Register” has the meaning given such term in Section 4.5(a) of this Agreement.

“Registrable Security” means any Partnership Interest other than the General Partner Interest and General Partner Units; provided any Registrable Security shall cease to be a Registrable Security (a) at the time a Registration Statement covering such Registrable Security is declared effective by the Commission or otherwise becomes effective under the Securities Act, and such Registrable Security has been sold or disposed of pursuant to such Registration Statement; (b) at the time such Registrable Security has been disposed of pursuant to Rule 144 (or any successor or similar rule or regulation under the Securities Act); (c) when such Registrable Security is held by a Group Member; and (d) at the time such Registrable Security has been sold in a private transaction in which the transferor’s rights under Section 7.12 of this Agreement have not been assigned to the transferee of such securities.

“Registration Statement” has the meaning given such term in Section 7.12(a) of this Agreement.

“Remaining Net Positive Adjustments” means as of the end of any taxable period, (i) with respect to the Unitholders holding Common Units or Subordinated Units, the excess of (a) the Net Positive Adjustments of the Unitholders holding Common Units or Subordinated Units as of the end of such period over (b) the sum of those Partners’ Share of Additional Book Basis Derivative Items for each prior taxable period, (ii) with respect to the General Partner (as holder of the General Partner Units), the excess of (a) the Net Positive Adjustments of the General Partner as of the end of such period over (b) the sum of the General Partner’s Share of Additional Book Basis Derivative Items with respect to the General Partner Units for each prior taxable period, and (iii) with respect to the holders of Incentive Distribution Rights, the excess of (a) the Net Positive Adjustments of the holders of Incentive Distribution Rights as of the end of such period over (b) the sum of the Share of Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.

“Required Allocations” means any allocation of an item of income, gain, loss or deduction pursuant to Section 6.1(d)(i), Section 6.1(d)(ii), Section 6.1(d)(iv), Section 6.1(d)(v), Section 6.1(d)(vi), Section 6.1(d)(vii) or Section 6.1(d)(ix).

“Reset MQD” has the meaning given such term in Section 5.11(e).

“Reset Notice” has the meaning given such term in Section 5.11(b).

“Retained Converted Subordinated Unit” has the meaning given such term in Section 5.5(c)(ii).

“SALA” means SALA Gathering Systems, LLC, a Texas limited liability company.

“Second Liquidation Target Amount” has the meaning given such term in Section 6.1(c)(i)(E).

“Second Target Distribution” means $0.46875 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2012, it means the product of $0.46875 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is 92), subject to adjustment in accordance with Section 5.11, Section 6.6 and Section 6.9.

“Securities Act” means the Securities Act of 1933, as amended, supplemented or restated from time to time, and any successor to such statute.

“Selling Holder” means a Holder who is selling Registrable Securities pursuant to the procedures in Section 7.12 of this Agreement.

“Share of Additional Book Basis Derivative Items” means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (i) with respect to the Unitholders holding Common Units or Subordinated Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders’ Remaining Net Positive Adjustments as of the end of such taxable period bears to the Aggregate Remaining Net Positive Adjustments as of that time, (ii) with respect to the General Partner (as holder of the General Partner Units), the amount that bears the same ratio to such Additional Book Basis Derivative Items as the General Partner’s Remaining Net Positive Adjustments as of the end of such taxable period bears to the Aggregate Remaining Net Positive Adjustment as of that time, and (iii) with respect to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such taxable period bears to the Aggregate Remaining Net Positive Adjustments as of that time.

“Shortfall Payments” means any (A)(i) any Shortfall Payments (as defined therein) attributable to Section 4.3 of that certain Pipelines and Storage Facilities Agreement, dated                     , 2012, by and between Lion Oil, Magnolia, El Dorado and SALA; (ii) any Shortfall Payments (as defined therein) attributable to Section 2(d) of that certain Pipelines and Tankage Agreement, dated                     , 2012, by and between Delek

Refining and Delek Crude Logistics; (iii) any Shortfall Payments (as defined therein) attributable to Section 6.5(a) of that certain Marketing Agreement, dated                     , 2012, by and between Delek Refining and Delek Marketing; (iv) any Shortfall Payments (as defined therein) attributable to Section 6(b) of that certain Terminalling Services Agreement (Big Sandy Terminal), dated                     , 2012, by and between Delek Refining and Delek Big Sandy; and (v) any Shortfall Payments (as defined therein) attributable to Section 3.6 of that certain Terminalling Services Agreement (Memphis Terminal), dated                     , 2012, by and between Lion Oil and the Operating Company, in each case as such agreements may be amended, supplemented or restated from time to time, and (B) any similar fees that would be paid by Delek US or its Affiliates under contracts with Group Members upon the suspension or reduction of operations of Delek US or its Affiliates.

“Special Approval” means approval by a majority of the members of the Conflicts Committee acting in good faith.

“Subordinated Unit” means a Limited Partner Interest having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term “Subordinated Unit” does not include a Common Unit. A Subordinated Unit that is convertible into a Common Unit shall not constitute a Common Unit until such conversion occurs.

“Subordination Period” means the period commencing on the Closing Date and expiring on the first to occur of the following dates:

(a) the first Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter beginning with the Quarter ending December 31, 2015 in respect of which (i)(A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units, Subordinated Units and General Partner Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all Outstanding Common Units, Subordinated Units and General Partner Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case in respect of such periods and (B) the Adjusted Operating Surplus for each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and General Partner Units and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such periods on a Fully Diluted Weighted Average Basis, and (ii) there are no Cumulative Common Unit Arrearages; provided, however, that in the case of this paragraph (a), the Subordination Period will not terminate unless the Conflicts Committee, or the Board of Directors, based on the recommendation of the Conflicts Committee, reasonably expects that the tests set forth in subclauses (i)(A) and (i)(B) of this paragraph (a) will be met with respect to the four-Quarter period immediately succeeding the period referred to in this paragraph (a), in each case, without regard to any Shortfall Payments expected to be received during such period.

(b) the first Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter beginning with the Quarter ending December 31, 2013 in respect of which (i)(A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units, Subordinated Units and General Partner Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case with respect to the four-consecutive-Quarter period immediately preceding such date equaled or exceeded 150% of the Minimum Quarterly Distribution on all of the Outstanding Common Units, Subordinated Units and General Partner Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case in respect of such period, and (B) the Adjusted Operating Surplus for the four-consecutive-Quarter period immediately preceding such date equaled or exceeded 150% of the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and General Partner Units and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such period on a Fully Diluted Weighted Average Basis, plus the corresponding Incentive Distributions and (ii) there are no Cumulative Common Unit

Arrearages; provided, however, that in the case of this paragraph (b), the Subordination Period will not terminate unless the Conflicts Committee, or the Board of Directors, based on the recommendation of the Conflicts Committee, reasonably expects that the tests set forth in subclauses (i)(A) and (i)(B) of this paragraph (b) will be met with respect to the four-Quarter period immediately succeeding the last period referred to in this paragraph, in each case, without regard to any Shortfall Payments expected to be received during such four-Quarter period.

(c) the date on which the General Partner is removed in a manner described in Section 11.4.

“Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof; or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

“Surviving Business Entity” has the meaning given such term in Section 14.2(b).

“Target Distributions” means, collectively, the First Target Distribution, Second Target Distribution and Third Target Distribution.

“Terminals” means the refined products terminals in Nashville and Memphis, Tennessee.

“Third Target Distribution” means $0.56250 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2012, it means the product of $0.56250 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is 92), subject to adjustment in accordance with Sections 5.11, 6.6 and 6.9.

“Trading Day” means a day on which the principal National Securities Exchange on which the referenced Partnership Interests of any class are listed or admitted for trading is open for the transaction of business or, if such Partnership Interests are not listed or admitted for trading on any National Securities Exchange, a day on which banking institutions in New York City are not legally required to be closed.

“Transaction Documents” has the meaning given such term in Section 7.1(b).

“transfer” has the meaning given such term in Section 4.4(a).

“Transfer Agent” means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as may be appointed from time to time by the General Partner to act as registrar and transfer agent for any class of Partnership Interests in accordance with the Exchange Act and the rules of the National Securities Exchange on which such Partnership Interests are listed (if any); provided that, if no such Person is appointed as registrar and transfer agent for any class of Partnership Interests, the General Partner shall act as registrar and transfer agent for such class of Partnership Interests.

“Treasury Regulation” means the United States Treasury regulations promulgated under the Code.

“Underwriting Agreement” means that certain Underwriting Agreement dated as of                     , 2012 among the IPO Underwriters, Delek US, Lion Oil, Delek M&S, the Partnership and the General Partner providing for the purchase of Common Units by the IPO Underwriters.

“Underwritten Offering” means (a) an offering pursuant to a Registration Statement in which Partnership Interests are sold to an underwriter on a firm commitment basis for reoffering to the public (other than the Initial Public Offering), (b) an offering of Partnership Interests pursuant to a Registration Statement that is a “bought deal” with one or more investment banks, and (c) an “at-the-market” offering pursuant to a Registration Statement in which Partnership Interests are sold to the public through one or more investment banks or managers on a best efforts basis.

“Unit” means a Partnership Interest that is designated by the General Partner as a “Unit” and shall include Common Units and Subordinated Units but shall not include (i) General Partner Units (or the General Partner Interest represented thereby) or (ii) Incentive Distribution Rights.

“Unit Majority” means (i) during the Subordination Period, at least a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates), voting as a class, and at least a majority of the Outstanding Subordinated Units, voting as a class, and (ii) after the end of the Subordination Period, at least a majority of the Outstanding Common Units.

“Unitholders” means the Record Holders of Units.

“Unpaid MQD” has the meaning given such term in Section 6.1(c)(i)(B).

“Unrealized Gain” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.5(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date).

“Unrealized Loss” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.5(d)).

“Unrecovered Initial Unit Price” means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.

“Unrestricted Person” means (a) each Indemnitee, (b) each Partner, (c) each Person who is or was a member, partner, director, officer, employee or agent of any Group Member, a General Partner or any Departing General Partner or any Affiliate of any Group Member, a General Partner or any Departing General Partner and (d) any Person the General Partner designates as an “Unrestricted Person” for purposes of this Agreement from time to time.

“U.S. GAAP” means United States generally accepted accounting principles, as in effect from time to time, consistently applied.

“Withdrawal Opinion of Counsel” has the meaning given such term in Section 11.1(b).

“Working Capital Borrowings” means borrowings incurred pursuant to a credit facility, commercial paper facility or similar financing arrangement that are used solely for working capital purposes or to pay distributions to the Partners; provided that when such borrowings are incurred it is the intent of the borrower to repay such borrowings within 12 months from the date of such borrowings other than from additional Working Capital Borrowings.

Section 1.2 Construction. Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the terms “include,” “includes,” “including” or words of like import shall be deemed to be followed by the words “without limitation”; and (d) the terms “hereof,” “herein” or “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement. The General Partner has the power to construe and interpret this Agreement and to act upon any such construction or interpretation. Any construction or interpretation of this Agreement by the General Partner and any action taken pursuant thereto and any determination made by the General Partner in good faith shall, in each case, be conclusive and binding on all Record Holders and all other Persons for all purposes.

ARTICLE II

ORGANIZATION

Section 2.1 Formation. The General Partner and the Organizational Limited Partner have formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act and hereby amend and restate the original Agreement of Limited Partnership of Delek Logistics Partners, LP in its entirety. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties, liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act. All Partnership Interests shall constitute personal property of the record owner thereof for all purposes.

Section 2.2 Name. The name of the Partnership shall be “Delek Logistics Partners, LP”. Subject to applicable law, the Partnership’s business may be conducted under any other name or names as determined by the General Partner, including the name of the General Partner. The words “Limited Partnership,” “L.P.,” “Ltd.” or similar words or letters shall be included in the Partnership’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

Section 2.3 Registered Office; Registered Agent; Principal Office; Other Offices. Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at 874 Walker Road, Suite C, Dover, County of Kent, Delaware 19904, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be United Corporate Services, Inc. The principal office of the Partnership shall be located at 7102 Commerce Way, Brentwood, Tennessee 37027, or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner determines to be necessary or appropriate. The address of the General Partner shall be 7102 Commerce Way, Brentwood, Tennessee 37027, or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

Section 2.4 Purpose and Business. The purpose and nature of the business to be conducted by the Partnership shall be to (a) engage directly in, or enter into or form, hold and dispose of any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, and (b) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member; provided, however, that the General Partner shall not cause the Partnership to engage, directly or indirectly, in any business activity that the General Partner determines would be reasonably likely to cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve the conduct by the Partnership of any business and may decline to do so free of any duty or obligation whatsoever to the Partnership or any Limited Partner and, in declining to so propose or approve, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity and the General Partner in determining whether to propose or approve the conduct by the Partnership of any business shall be permitted to do so in its sole and absolute discretion.

Section 2.5 Powers. The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.

Section 2.6 Term. The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue in existence until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

Section 2.7 Title to Partnership Assets. Title to the assets of the Partnership, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such assets of the Partnership or any portion thereof. Title to any or all assets of the Partnership may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees of the General Partner or its Affiliates, as the General Partner may determine. The General Partner hereby declares and warrants that any assets of the Partnership for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees of the General Partner or its Affiliates shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership or one or more of the Partnership’s designated Affiliates as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to any successor General Partner. All assets of the Partnership shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such assets of the Partnership is held.

ARTICLE III

RIGHTS OF LIMITED PARTNERS

Section 3.1 Limitation of Liability. The Limited Partners shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

Section 3.2 Management of Business. No Limited Partner, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership. No action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall be deemed to be participating in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) nor shall any such action affect, impair or eliminate the limitations on the liability of the Limited Partners under this Agreement.

Section 3.3 Rights of Limited Partners.

(a) Each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner’s interest as a Limited Partner in the Partnership, upon reasonable written demand stating the purpose of such demand, and at such Limited Partner’s own expense:

(i) to obtain from the General Partner either (A) the Partnership’s most recent filings with the Commission on Form 10-K and any subsequent filings on Form 10-Q and 8-K or (B) if the Partnership is no longer subject to the reporting requirements of the Exchange Act, the information specified in, and meeting the requirements of, Rule 144A(d)(4) under the Securities Act or any successor or similar rule or regulation under the Securities Act (provided that the foregoing materials shall be deemed to be available to a Limited Partner in satisfaction of the requirements of this Section 3.3(a)(i) if posted on or accessible through the Partnership’s or the Commission’s website);

(ii) to obtain a current list of the name and last known business, residence or mailing address of each Partner; and

(iii) to obtain a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto.

(b) The rights to information granted the Limited Partners pursuant to Section 3.3(a) replace in their entirety any rights to information provided for in Section 17-305(a) of the Delaware Act and each of the Partners and each other Person or Group who acquires an interest in Partnership Interests hereby agrees to the fullest extent permitted by law that they do not have any rights as Partners to receive any information either pursuant to Sections 17-305(a) of the Delaware Act or otherwise except for the information identified in Section 3.3(a).

(c) The General Partner may keep confidential from the Limited Partners, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner in good faith believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or its business or (C) that any Group Member is required by law or regulation or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.3).

(d) Notwithstanding any other provision of this Agreement or Section 17-305 of the Delaware Act, each of the Partners, each other Person or Group who acquires an interest in a Partnership Interest and each other Person bound by this Agreement hereby agrees to the fullest extent permitted by law that they do not have rights to receive information from the Partnership or any Indemnitee for the purpose of determining whether to pursue litigation or assist in pending litigation against the Partnership or any Indemnitee relating to the affairs of the Partnership except pursuant to the applicable rules of discovery relating to litigation commenced by such Person or Group.

ARTICLE IV

CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP

INTERESTS; REDEMPTION OF PARTNERSHIP INTERESTS

Section 4.1 Certificates. Owners of Partnership Interests and, where appropriate, Derivative Partnership Interests, shall be recorded in the Register and ownership of such interests shall be evidenced by a physical certificate or book entry notation in the Register. Notwithstanding anything to the contrary in this Agreement, unless the General Partner shall determine otherwise in respect of some or all of any or all classes of Partnership Interests and Derivative Partnership Interests, Partnership Interests and Derivative Partnership Interests shall not be evidenced by physical certificates. Certificates, if any, shall be executed on behalf of the Partnership by the Chief Executive Officer, President, Chief Financial Officer or any Vice President and the Secretary, any Assistant Secretary, or other authorized officer of the General Partner, and shall bear the legend set forth in Section 4.8(e). The signatures of such officers upon a certificate may be facsimiles. In case any officer who has signed or whose signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Partnership with the same effect as if he were such officer at the date of its issuance. If a Transfer Agent has been appointed for a class of Partnership Interests, no Certificate for such class of Partnership Interests shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that, if the General Partner elects to cause the Partnership to issue Partnership Interests of such class in global form, the Certificate shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Partnership Interests have been duly registered in accordance with the directions of the Partnership. Subject to the requirements of Section 6.7(b) and Section 6.7(c), if Common Units are evidenced by Certificates, on or after the date on which Subordinated Units are converted into Common Units pursuant to the terms of Section 5.7, the Record Holders of such Subordinated Units (i) if the Subordinated Units are evidenced by Certificates, may exchange such Certificates for Certificates evidencing the Common Units into which such Record Holder’s Subordinated Units converted, or (ii) if the Subordinated Units are not evidenced by Certificates, shall be issued Certificates evidencing the Common Units into which such Record Holders’ Subordinated Units converted. With respect to any Partnership Interests that are represented by physical certificates, the General Partner may determine that such Partnership Interests will no longer be represented by physical certificates and may, upon written notice to the holders of such Partnership Interests and subject to applicable law, take whatever actions it deems necessary or appropriate to cause such Partnership Interests to be registered in book entry or global form and may cause such physical certificates to be cancelled or deemed cancelled.

Section 4.2 Mutilated, Destroyed, Lost or Stolen Certificates.

(a) If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Interests or Derivative Partnership Interests as the Certificate so surrendered.

(b) The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign, a new Certificate in place of any Certificate previously issued, if the Record Holder of the Certificate:

(i) makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

(ii) requests the issuance of a new Certificate before the General Partner has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(iii) if requested by the General Partner, delivers to the General Partner a bond, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the General Partner may direct to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

(iv) satisfies any other reasonable requirements imposed by the General Partner or the Transfer Agent.

If a Limited Partner fails to notify the General Partner within a reasonable period of time after such Limited Partner has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, to the fullest extent permitted by law, the Limited Partner shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.

(c) As a condition to the issuance of any new Certificate under this Section 4.2, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

Section 4.3 Record Holders. The names and addresses of Unitholders as they appear in the Register shall be the official list of Record Holders of the Partnership Interests for all purposes. The Partnership and the General Partner shall be entitled to recognize the Record Holder as the Partner with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to, or interest in, such Partnership Interest on the part of any other Person or Group, regardless of whether the Partnership or the General Partner shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person or Group in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Person on the other, such representative Person shall be the Limited Partner with respect to such Partnership Interest upon becoming the Record Holder in accordance with Section 10.1(b) and have the rights and obligations of a Partner hereunder as, and to the extent, provided herein, including Section 10.1(c).

Section 4.4 Transfer Generally.

(a) The term “transfer,” when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction (i) by which the General Partner assigns all or any part of its General Partner Interest (represented by General Partner Units) to another Person, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise or (ii) by which the holder of a Limited Partner Interest assigns all or any part of such Limited Partner Interest to another Person who is or becomes a Limited Partner as a result thereof, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, excluding a pledge, encumbrance, hypothecation or mortgage but including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

(b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be null and void, and the Partnership shall have no obligation to effect or recognize any such transfer or purported transfer.

(c) Nothing contained in this Agreement shall be construed to prevent or limit a disposition by any stockholder, member, partner or other owner of the General Partner or any Limited Partner of any or all of such Person’s shares of stock, membership interests, partnership interests or other ownership interests in the General Partner or such Limited Partner and the term “transfer” shall not include any such disposition.

Section 4.5 Registration and Transfer of Limited Partner Interests.

(a) The General Partner shall keep, or cause to be kept by the Transfer Agent on behalf of the Partnership, one or more registers in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the registration and transfer of Limited Partner Interests, and any Derivative Partnership Interests as applicable, shall be recorded (the “Register”).

(b) The General Partner shall not recognize any transfer of Limited Partner Interests evidenced by Certificates until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer. No charge shall be imposed by the General Partner for such transfer; provided, that as a condition to the issuance of any new Certificate under this Section 4.5, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions of this Section 4.5(b), the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Certificates evidencing Limited Partner Interests for which a Transfer Agent has been appointed, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered. Upon the proper surrender of a Certificate, such transfer shall be recorded in the Register.

(c) Upon the receipt by the General Partner of proper transfer instructions from the Record Holder of uncertificated Partnership Interests, such transfer shall be recorded in the Register.

(d) Except as provided in Section 4.9, by acceptance of any Limited Partner Interests pursuant to a transfer in accordance with this Article IV, each transferee of a Limited Partner Interest (including any nominee, or agent or representative acquiring such Limited Partner Interests for the account of another Person or Group) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred to such Person when any such transfer or admission is reflected in the Register and such Person becomes the Record Holder of the Limited Partner Interests so transferred, (ii) shall become bound, and shall be deemed to have agreed to be bound, by the terms of this Agreement, (iii) shall be deemed to represent that the transferee has the capacity, power and authority to enter into this Agreement and (iv) shall be deemed to make any consents, acknowledgements or waivers contained in this Agreement, all with or without execution of this Agreement by such Person. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement.

(e) Subject to (i) the foregoing provisions of this Section 4.5, (ii) Section 4.3, (iii) Section 4.8, (iv) with respect to any class or series of Limited Partner Interests, the provisions of any statement of designations or an amendment to this Agreement establishing such class or series, (v) any contractual provisions binding on any Limited Partner and (vi) provisions of applicable law, including the Securities Act, Limited Partner Interests shall be freely transferable.

(f) The General Partner and its Affiliates shall have the right at any time to transfer their Subordinated Units and Common Units (whether issued upon conversion of the Subordinated Units or otherwise) to one or more Persons.

Section 4.6 Transfer of the General Partner’s General Partner Interest.

(a) Subject to Section 4.6(b), the General Partner may at its option transfer all or any part of its General Partner Interest without Unitholder approval or the approval of the holders of the Incentive Distribution Rights.

(b) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner under the Delaware Act or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed) and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest of the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.2, be admitted to the Partnership as the General Partner effective immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.

Section 4.7 Transfer of Incentive Distribution Rights. The General Partner or any other holder of Incentive Distribution Rights may transfer any or all of its Incentive Distribution Rights without Unitholder approval.

Section 4.8 Restrictions on Transfers.

(a) Except as provided in Section 4.8(d), notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership under the laws of the jurisdiction of its formation, or (iii) cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed). The Partnership may issue stop transfer instructions to any Transfer Agent in order to implement any restriction on transfer contemplated by this Agreement.

(b) The General Partner may impose restrictions on the transfer of Partnership Interests if it receives an Opinion of Counsel that such restrictions are necessary to (i) avoid a significant risk of the Partnership’s becoming taxable as a corporation or otherwise becoming taxable as an entity for federal income tax purposes (to the extent not already so treated or taxed) or (ii) preserve the uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may impose such restrictions by amending this Agreement; provided, however, that any amendment that would result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then listed or admitted to trading must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.

(c) The transfer of a Subordinated Unit or a Common Unit issued upon conversion of a Subordinated Unit shall be subject to the restrictions imposed by Section 6.7(b) and Section 6.7(c).

(d) Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading.

(e) Each certificate or book entry evidencing Partnership Interests shall bear a conspicuous legend in substantially the following form:

THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF DELEK LOGISTICS PARTNERS, LP THAT THIS SECURITY MAY NOT BE TRANSFERRED IF SUCH TRANSFER (AS DEFINED IN THE PARTNERSHIP AGREEMENT) WOULD (A) VIOLATE THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER

GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER, (B) TERMINATE THE EXISTENCE OR QUALIFICATION OF DELEK LOGISTICS PARTNERS, LP UNDER THE LAWS OF THE STATE OF DELAWARE, OR (C) CAUSE DELEK LOGISTICS PARTNERS, LP TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION OR OTHERWISE TO BE TAXED AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED). THE GENERAL PARTNER OF DELEK LOGISTICS PARTNERS, LP MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF IT RECEIVES AN OPINION OF COUNSEL THAT SUCH RESTRICTIONS ARE NECESSARY TO AVOID A SIGNIFICANT RISK OF DELEK LOGISTICS PARTNERS, LP BECOMING TAXABLE AS A CORPORATION OR OTHERWISE BECOMING TAXABLE AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES. THIS SECURITY MAY BE SUBJECT TO ADDITIONAL RESTRICTIONS ON ITS TRANSFER PROVIDED IN THE PARTNERSHIP AGREEMENT. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS SECURITY TO THE SECRETARY OF THE GENERAL PARTNER AT THE PRINCIPAL OFFICE OF THE PARTNERSHIP. THE RESTRICTIONS SET FORTH ABOVE SHALL NOT PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.

Section 4.9 Eligibility Certifications; Ineligible Holders.

(a) If at any time the General Partner determines, with the advice of counsel, that:

(i) the U.S. federal income tax status (or lack of proof of the U.S. federal income tax status) of one or more Limited Partners has or is reasonably likely to have a material adverse effect on the rates that can be charged to customers by any Group Member on assets that are subject to regulation by the FERC or an analogous regulatory body (a “Rate Eligibility Trigger”); or

(ii) any Group Member is subject to any federal, state or local law or regulation that would create a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest based on the nationality, citizenship or other related status of one or more Limited Partners (a “Citizenship Eligibility Trigger”);

then, (x) in the case of a Rate Eligibility Trigger, the General Partner may obtain such proof of the U.S. federal income tax status of the Limited Partners and, to the extent relevant, their beneficial owners, as the General Partner determines to be necessary to establish those Limited Partners whose U.S. federal income tax status does not or would not have a material adverse effect on the rates that can be charged to customers by any Group Member or (y) in the case of a Citizenship Eligibility Trigger, the General Partner may obtain such proof of the nationality, citizenship or other related status of the Limited Partners (or, if any Limited Partner is a nominee holding for the account of another Person, the nationality, citizenship or other related status of such Person) as the General Partner determines to be necessary to establish those Limited Partners whose nationality, citizenship or other related status does not or would not subject any Group Member to a significant risk of cancellation or forfeiture of any of its properties or interests therein.

(b) Without limitation of the foregoing, the General Partner may require all Limited Partners to certify as to their (and their beneficial owners’) status as Eligible Holders upon demand and on a regular basis, as determined by the General Partner, and may require transferees of Limited Partner Interests to so certify prior to being admitted to the Partnership as a Limited Partner (any such required certificate, an “Eligibility Certificate”).

(c) If any Limited Partner fails to furnish to the General Partner an Eligibility Certificate or other requested information of its (and its beneficial owners’) status as an Eligible Holder within thirty (30) days (or such other period as the General Partner may determine) of receipt of a request from the General Partner to furnish an Eligibility Certificate or other requested information, or if upon receipt of such Eligibility Certificate or other requested information the General Partner determines that a Limited Partner or a transferee of a Limited Partner is not an Eligible Holder (such a Partner, an “Ineligible Holder”), the Limited Partner Interests owned by such Limited Partner shall be subject to redemption in accordance with the provisions of Section 4.10 or the General Partner may refuse to effect the transfer of the Limited Partner Interests to such transferee. In addition, the General Partner shall be substituted for any Limited Partner that is an Ineligible Holder as the Limited Partner in respect of the Ineligible Holder’s Limited Partner Interests.

(d) The General Partner shall, in exercising voting rights in respect of Limited Partner Interests held by it on behalf of Ineligible Holders, distribute the votes in the same ratios as the votes of Limited Partners (including the General Partner and its Affiliates) in respect of Limited Partner Interests other than those of Ineligible Holders are cast, either for, against or abstaining as to the matter.

(e) Upon dissolution of the Partnership, an Ineligible Holder shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Ineligible Holder’s share of any distribution in kind. Such payment and assignment shall be treated for Partnership purposes as a purchase by the Partnership from the Ineligible Holder of its Limited Partner Interest (representing the right to receive its share of such distribution in kind).

(f) At any time after an Ineligible Holder can and does certify that it no longer is an Ineligible Holder, it may, upon application to the General Partner, request that with respect to any Limited Partner Interests of such Ineligible Holder not redeemed pursuant to Section 4.10, such Ineligible Holder be admitted as a Limited Partner, and upon approval of the General Partner, such Ineligible Holder shall be admitted as Limited Partner and shall no longer constitute an Ineligible Holder, and the General Partner shall cease to be deemed to be the Limited Partner in respect of such Limited Partner Interests.

Section 4.10 Redemption of Partnership Interests of Ineligible Holders.

(a) If at any time a Limited Partner or fails to furnish an Eligibility Certificate or any information requested within thirty (30) days (or such other period as the General Partner may determine) of receipt of a request from the General Partner to furnish an Eligibility Certificate, or if upon receipt of such Eligibility Certificate or such other information the General Partner determines, with the advice of counsel, that a Limited Partner is an Ineligible Holder, the Partnership may, unless the Limited Partner establishes to the satisfaction of the General Partner that such Limited Partner is not an Ineligible Holder or has transferred his Limited Partner Interests to a Person who is not an Ineligible Holder and who furnishes an Eligibility Certificate to the General Partner prior to the date fixed for redemption as provided below, redeem the Limited Partner Interest of such Limited Partner as follows:

(i) The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Limited Partner, at his last address designated in the Register by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon redemption of the Redeemable Interests (or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender of the Certificates evidencing the Redeemable Interests at the place specified in the notice) and that on and after the date fixed for redemption no further allocations or distributions to which the Limited Partner would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

(ii) The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Limited Partner Interests of the class to be so redeemed multiplied by the number of Limited Partner Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, as determined by the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 5% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

(iii) The Limited Partner or his duly authorized representative shall be entitled to receive the payment for the Redeemable Interests at the place of payment specified in the notice of redemption on the redemption date (or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender by or on behalf of the Limited Partner or transferee at the place specified in the notice of redemption, of the Certificates evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank).

(iv) After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests.

(b) The provisions of this Section 4.10 shall also be applicable to Limited Partner Interests held by a Limited Partner as nominee, agent or representative of a Person determined to be an Ineligible Holder.

(c) Nothing in this Section 4.10 shall prevent the recipient of a notice of redemption from transferring his Limited Partner Interest before the redemption date if such transfer is otherwise permitted under this Agreement and the transferor provides notice of such transfer to the General Partner. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided that the transferee of such Limited Partner Interest certifies to the satisfaction of the General Partner that such transferee is not an Ineligible Holder. If the transferee fails to make such certification within 30 days after the request, and, in any event, before the redemption date, such redemption shall be effected from the transferee on the original redemption date.

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1 Organizational Contributions. In connection with the formation of the Partnership under the Delaware Act, the General Partner made an initial Capital Contribution to the Partnership in the amount of $20.00 in exchange for a 2% General Partner Interest in the Partnership and has been admitted as the General Partner of the Partnership, and the Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $980.00 in exchange for a 98% Limited Partner Interest in the Partnership and has been admitted as a Limited Partner of the Partnership. As of the Closing Date, the interests of the General Partner and Organizational Limited Partner shall be redeemed as provided in the Contribution Agreement and the initial Capital Contributions of the General Partner and the Organizational Limited Partner shall be refunded, and all interest or other profit that may have resulted from the investment or other use of such initial Capital Contributions shall be allocated and distributed to the General Partner and the Organizational Limited Partner, respectively.

Section 5.2 Contributions by the General Partner and its Affiliates.

(a) On the Closing Date and pursuant to the Contribution Agreement, the General Partner contributed to the Partnership, as a Capital Contribution, a 100% interest in Paline, in exchange for (i) 489,766 General Partner Units representing a continuation of its 2% General Partner Interest (after giving effect to any exercise of the Over-Allotment Option and the Deferred Issuance and Distribution), subject to all of the rights, privileges and duties of the General Partner under this Agreement, (ii) the Incentive Distribution Rights, and (iii) approximately $         million in part as a reimbursement for certain capital expenditures incurred with respect to the assets contributed by Delek US to the Partnership for federal income tax purposes pursuant to Treasury Regulation Section 1.707-4(d). On the Closing Date and pursuant to the Contribution Agreement, Delek M&S contributed to the Partnership, as a Capital Contribution, 100% of its interests in Delek Marketing and Delek Marketing GP,

LLC, a Delaware limited liability company, in exchange for (i)             Common Units, (ii)             Subordinated Units, (iii) approximately $         million in part as a reimbursement for certain capital expenditures incurred with respect to the assets contributed by Delek US to the Partnership for federal income tax purposes pursuant to Treasury Regulation Section 1.707-4(d) and (iv) the Deferred Issuance and Distribution upon the earlier to occur of (A) the expiration of the Over-Allotment Option or (B) the exercise in full of the Over-Allotment Option. On the Closing Date and pursuant to the Contribution Agreement, Lion Oil contributed to the Partnership, as a Capital Contribution, a 100% interest in each of SALA, El Dorado and Magnolia and the Terminals, in exchange for (i)             Common Units and (ii)             Subordinated Units.

(b) Upon the issuance of any additional Limited Partner Interests by the Partnership (other than (i) the Common Units issued in the Initial Public Offering, (ii) the Common Units, Subordinated Units and Incentive Distribution Rights issued pursuant to Section 5.2(a) (including any Common Units issued pursuant to the Deferred Issuance and Distribution), (iii) any Common Units issued pursuant to Section 5.11 and (iv) any Common Units issued upon the conversion of any Partnership Interests), the General Partner may, in order to maintain the Percentage Interest with respect to its General Partner Interest, make additional Capital Contributions up to an amount equal to the product obtained by multiplying (A) the quotient determined by dividing (x) the Percentage Interest with respect to the General Partner Interests immediately prior to the issuance of such additional Limited Partner Interests by the Partnership by (y) 100% less the Percentage Interest with respect to the General Partner Interest immediately prior to the issuance of such additional Limited Partner Interests by the Partnership times (B) the gross amount contributed to the Partnership by the Limited Partners (before deduction of underwriters’ discounts and commissions) in exchange for such additional Limited Partner Interests. Except as set forth in Article XII, the General Partner shall not be obligated to make any additional Capital Contributions to the Partnership.

Section 5.3 Contributions by Limited Partners.

(a) On the Closing Date and pursuant to the Underwriting Agreement, each IPO Underwriter contributed cash to the Partnership in exchange for the issuance by the Partnership of Common Units to each IPO Underwriter, all as set forth in the Underwriting Agreement.

(b) Upon the exercise, if any, of the Over-Allotment Option, each IPO Underwriter shall contribute cash to the Partnership on the Option Closing Date in exchange for the issuance by the Partnership of Common Units to each IPO Underwriter, all as set forth in the Underwriting Agreement.

(c) No Limited Partner Interests will be issued or issuable as of or at the Closing Date other than (i) the Common Units and Subordinated Units issued to Lion Oil pursuant to Section 5.2(a), (ii) the Common Units and Subordinated Units issued to Delek M&S pursuant to Section 5.2(a) (including Common Units issuable pursuant to the Deferred Issuance and Distribution), (iii) the Common Units issued to the IPO Underwriters as described in subparagraphs (a) and (b) of this Section 5.3 and (iv) the Incentive Distribution Rights issued to the General Partner.

(d) No Limited Partner will be required to make any additional Capital Contribution to the Partnership pursuant to this Agreement.

Section 5.4 Interest and Withdrawal. No interest shall be paid by the Partnership on Capital Contributions. No Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner shall have priority over any other Partner either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners agree within the meaning of Section 17-502(b) of the Delaware Act.

Section 5.5 Capital Accounts.

(a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee, agent or representative in any case in which such nominee, agent or representative has furnished the identity of such beneficial owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). The initial Capital Account balance attributable to the General Partner Units issued to the General Partner pursuant to Section 5.2(a) shall equal the Net Agreed Value of the Capital Contribution specified in Section 5.2(a), which shall be deemed to equal the product of the number of General Partner Units issued to the General Partner pursuant to Section 5.2(a) and the Initial Unit Price for each Common Unit (and the initial Capital Account balance attributable to each General Partner Unit shall equal the Initial Unit Price for each Common Unit). The initial Capital Account balance attributable to the Common Units and Subordinated Units issued to Lion Oil pursuant to Section 5.2(a) shall equal the respective Net Agreed Value of the Capital Contributions specified in Section 5.2(a), which shall be deemed to equal the product of the number of Common Units and Subordinated Units issued to Lion Oil pursuant to Section 5.2(a) and the Initial Unit Price for each such Common Unit and Subordinated Unit (and the initial Capital Account balance attributable to each such Common Unit and Subordinated Unit shall equal its Initial Unit Price). The initial Capital Account balance attributable to the Common Units and Subordinated Units issued to Delek M&S pursuant to Section 5.2(a) shall equal the respective Net Agreed Value of the Capital Contributions specified in Section 5.2(a), which shall be deemed to equal the product of the number of Common Units and Subordinated Units issued to Delek M&S pursuant to Section 5.2(a) and the Initial Unit Price for each such Common Unit and Subordinated Unit (and the initial Capital Account balance attributable to each such Common Unit and Subordinated Unit shall equal its Initial Unit Price). The initial Capital Account balance attributable to the Common Units issued to the IPO Underwriters pursuant to Section 5.3(a) shall equal the product of the number of Common Units so issued to the IPO Underwriters and the Initial Unit Price for each Common Unit (and the initial Capital Account balance attributable to each such Common Unit shall equal its Initial Unit Price). The initial Capital Account attributable to the Incentive Distribution Rights shall be zero. Thereafter, the Capital Account shall in respect of each such Partnership Interest be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest and (ii) all items of Partnership income and gain (including income and gain exempt from tax) computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest and (y) all items of Partnership deduction and loss computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.

(b) For purposes of computing the amount of any item of income, gain, loss or deduction that is to be allocated pursuant to Article VI and is to be reflected in the Partners’ Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including any method of depreciation, cost recovery or amortization used for that purpose), provided, that:

(i) Solely for purposes of this Section 5.5, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the applicable Group Member Agreement or governing, organizational or similar documents) of all property owned by (x) any other Group Member that is classified as a partnership for federal income tax purposes and (y) any other partnership, limited liability company, unincorporated business or other entity classified as a partnership for federal income tax purposes of which a Group Member is, directly or indirectly, a partner, member or other equity holder.

(ii) All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

(iii) Except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code that may be made by the Partnership. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

(iv) Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership’s Carrying Value with respect to such property as of such date.

(v) An item of income of the Partnership that is described in Section 705(a)(1)(B) of the Code (with respect to items of income that are exempt from tax) shall be treated as an item of income for the purpose of this Section 5.5(b), and an item of expense of the Partnership that is described in Section 705(a)(2)(B) of the Code (with respect to expenditures that are not deductible and not chargeable to capital accounts), shall be treated as an item of deduction for the purpose of this Section 5.5(b).

(vi) In accordance with the requirements of Section 704(b) of the Code, any deductions for depreciation, cost recovery or amortization attributable to any Contributed Property shall be determined as if the adjusted basis of such property on the date it was acquired by the Partnership were equal to the Agreed Value of such property. Upon an adjustment pursuant to Section 5.5(d) to the Carrying Value of any Partnership property subject to depreciation, cost recovery or amortization, any further deductions for such depreciation, cost recovery or amortization attributable to such property shall be determined under the rules prescribed by Treasury Regulation Section 1.704-3(d)(2) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment.

(vii) The Gross Liability Value of each Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i) shall be adjusted at such times as provided in this Agreement for an adjustment to Carrying Values. The amount of any such adjustment shall be treated for purposes hereof as an item of loss (if the adjustment increases the Carrying Value of such Liability of the Partnership) or an item of gain (if the adjustment decreases the Carrying Value of such Liability of the Partnership).

(c)(i) Except as otherwise provided in this Section 5.5(c), a transferee of a Partnership Interest shall succeed to a Pro Rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

(ii) Subject to Section 6.7(c), immediately prior to the transfer of a Subordinated Unit or of a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.7 by a holder thereof (other than a transfer to an Affiliate unless the General Partner elects to have this subparagraph 5.5(c)(ii) apply), the Capital Account maintained for such Person with respect to its Subordinated Units or converted Subordinated Units will (A) first, be allocated to the Subordinated Units or converted Subordinated Units to be transferred in an amount equal to the product of (x) the number of such Subordinated Units or converted Subordinated Units to be transferred and (y) the Per Unit Capital Amount for a Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any converted Subordinated Units (“Retained Converted Subordinated Units”) or Subordinated Units. Following any such allocation, the transferor’s Capital Account, if any, maintained with respect to the retained Subordinated Units or Retained Converted Subordinated Units, if any, will have a balance equal to the amount allocated under clause (B) hereinabove, and the transferee’s Capital Account established with respect to the transferred Subordinated Units or converted Subordinated Units will have a balance equal to the amount allocated under clause (A) hereinabove.

(iii) Subject to Section 6.8(b), immediately prior to the transfer of an IDR Reset Common Unit by a holder thereof (other than a transfer to an Affiliate unless the General Partner elects to have this subparagraph

(iii) apply), the Capital Account maintained for such Person with respect to its IDR Reset Common Units will (A) first, be allocated to the IDR Reset Common Units to be transferred in an amount equal to the product of (x) the number of such IDR Reset Common Units to be transferred and (y) the Per Unit Capital Amount for a Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any IDR Reset Common Units. Following any such allocation, the transferor’s Capital Account, if any, maintained with respect to the retained IDR Reset Common Units, if any, will have a balance equal to the amount allocated under clause (B) hereinabove, and the transferee’s Capital Account established with respect to the transferred IDR Reset Common Units will have a balance equal to the amount allocated under clause (A) above.

(d)(i) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Partnership Interests for cash or Contributed Property, the issuance of Partnership Interests as consideration for the provision of services, or the conversion of the General Partner’s Combined Interest to Common Units pursuant to Section 11.3(b), the Capital Account of each Partner and the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, and any such Unrealized Gain or Unrealized Loss shall be treated, for purposes of maintaining Capital Accounts, as if it had been recognized on an actual sale of each such property for an amount equal to its fair market value immediately prior to such issuance and had been allocated among the Partners at such time pursuant to Section 6.1(c) and Section 6.1(d) in the same manner as any item of gain or loss actually recognized following an event giving rise to the dissolution of the Partnership would have been allocated; provided, however, that in the event of an issuance of Partnership Interests for a de minimis amount of cash or Contributed Property, or in the event of an issuance of a de minimis amount of Partnership Interests as consideration for the provision of services, the General Partner may determine that such adjustments are unnecessary for the proper administration of the Partnership. In determining such Unrealized Gain or Unrealized Loss, the aggregate fair market value of all Partnership property (including cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests shall be determined by the General Partner using such method of valuation as it may adopt. In making its determination of the fair market values of individual properties, the General Partner may determine that it is appropriate to first determine an aggregate value for the Partnership, derived from the current trading price of the Common Units, and taking fully into account the fair market value of the Partnership Interests of all Partners at such time, and then allocate such aggregate value among the individual properties of the Partnership (in such manner as it determines appropriate).

(ii) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Capital Accounts of all Partners and the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, and any such Unrealized Gain or Unrealized Loss shall be treated, for purposes of maintaining Capital Accounts, as if it had been recognized on an actual sale of each such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated among the Partners, at such time, pursuant to Section 6.1(c) and Section 6.1(d) in the same manner as any item of gain or loss actually recognized following an event giving rise to the dissolution of the Partnership would have been allocated. In determining such Unrealized Gain or Unrealized Loss the aggregate fair market value of all Partnership property (including cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual distribution that is not made pursuant to Section 12.4 or in the case of a deemed distribution, be determined in the same manner as that provided in Section 5.5(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined by the Liquidator using such method of valuation as it may adopt.

Section 5.6 Issuances of Additional Partnership Interests.

(a) The Partnership may issue additional Partnership Interests (other than General Partner Interests) and Derivative Partnership Interests for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the General Partner shall determine, all without the approval of any Limited Partners.

(b) Each additional Partnership Interest authorized to be issued by the Partnership pursuant to Section 5.6(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Interests), as shall be fixed by the General Partner, including (i) the right to share in Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may or shall be required to redeem the Partnership Interest; (v) whether such Partnership Interest is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Interest will be issued, evidenced by Certificates and assigned or transferred; (vii) the method for determining the Percentage Interest as to such Partnership Interest; and (viii) the right, if any, of each such Partnership Interest to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Interest.

(c) The General Partner shall take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Partnership Interests and Derivative Partnership Interests pursuant to this Section 5.6, including Common Units issued in connection with the Deferred Issuance and Distribution, (ii) the conversion of the Combined Interest into Units pursuant to the terms of this Agreement, (iii) the issuance of Common Units pursuant to Section 5.11, (iv) reflecting admission of such additional Limited Partners in the Register as the Record Holders of such Limited Partner Interests and (v) all additional issuances of Partnership Interests. The General Partner shall determine the relative rights, powers and duties of the holders of the Units or other Partnership Interests being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Interests or in connection with the conversion of the Combined Interest into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Interests are listed or admitted to trading.

(d) No fractional Units shall be issued by the Partnership.

Section 5.7 Conversion of Subordinated Units.

(a) All of the Subordinated Units shall convert into Common Units on a one-for-one basis on the expiration of the Subordination Period.

(b) A Subordinated Unit that has converted into a Common Unit shall be subject to the provisions of Section 6.7.

Section 5.8 Limited Preemptive Right. Except as provided in this Section 5.8 and in Section 5.2 and Section 5.11 or as otherwise provided in a separate agreement by the Partnership, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Interest, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Interests from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Interests to Persons other than the General Partner and its Affiliates, up to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Interests.

Section 5.9 Splits and Combinations.

(a) Subject to Section 5.9(d), Section 6.6 and Section 6.9 (dealing with adjustments of distribution levels), the Partnership may make a Pro Rata distribution of Partnership Interests to all Record Holders or may effect a subdivision or combination of Partnership Interests so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis (including any Common Unit Arrearage or Cumulative Common Unit Arrearage) or stated as a number of Units are proportionately adjusted.

(b) Whenever such a distribution, subdivision or combination of Partnership Interests is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice (or such shorter periods as required by applicable law). The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Interests to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

(c) Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates or uncertificated Partnership Interests to the Record Holders of Partnership Interests as of the applicable Record Date representing the new number of Partnership Interests held by such Record Holders, or the General Partner may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Interests Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of Partnership Interests represented by Certificates, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

(d) The Partnership shall not issue fractional Units or General Partner Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units and General Partner Units but for the provisions of Section 5.6(d) and this Section 5.9(d), each fractional Unit and General Partner Units shall be rounded to the nearest whole Unit or General Partner Unit (with fractional Units or General Partner Units equal to or greater than a 0.5 Unit or General Partner Unit being rounded to the next higher Unit or General Partner Unit).

Section 5.10 Fully Paid and Non-Assessable Nature of Limited Partner Interests. All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Sections 17-303, 17-607 or 17-804 of the Delaware Act.

Section 5.11 Issuance of Common Units in Connection with Reset of Incentive Distribution Rights.

(a) Subject to the provisions of this Section 5.11, the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall have the right, at any time when there are no Subordinated Units outstanding and the Partnership has made a distribution pursuant to Section 6.4(b)(v) for each of the four most recently completed Quarters and the amount of each such distribution did not exceed Adjusted Operating Surplus for such Quarter, to make an election (the “IDR Reset Election”) to cause the Minimum Quarterly Distribution and the Target Distributions to be reset in accordance with the provisions of Section 5.11(e) and, in connection therewith, the holder or holders of the Incentive Distribution Rights will become entitled to receive their respective proportionate share of a number of Common Units (the “IDR Reset Common Units”) derived by dividing (i) the average amount of cash distributions made by the Partnership for the two full Quarters immediately preceding the giving of the Reset Notice (as defined in Section 5.11(b)) in respect of the Incentive Distribution Rights by

(ii) the average of the cash distributions made by the Partnership in respect of each Common Unit for the two full Quarters immediately preceding the giving of the Reset Notice (the number of Common Units determined by such quotient is referred to herein as the “Aggregate Quantity of IDR Reset Common Units”). If at the time of any IDR Reset Election the General Partner and its Affiliates are not the holders of a majority interest of the Incentive Distribution Rights, then the IDR Reset Election shall be subject to the prior written concurrence of the General Partner that the conditions described in the immediately preceding sentence have been satisfied. Upon the issuance of such IDR Reset Common Units, the Partnership will issue to the General Partner that number of additional General Partner Units equal to the product of (x) the quotient obtained by dividing (A) the Percentage Interest of the General Partner immediately prior to such issuance by (B) a percentage equal to 100% less such Percentage Interest by (y) the number of such IDR Reset Common Units, and the General Partner shall not be obligated to make any additional Capital Contribution to the Partnership in exchange for such issuance. The making of the IDR Reset Election in the manner specified in this Section 5.11 shall cause the Minimum Quarterly Distribution and the Target Distributions to be reset in accordance with the provisions of Section 5.11(e) and, in connection therewith, the holder or holders of the Incentive Distribution Rights will become entitled to receive IDR Reset Common Units and the General Partner will become entitled to receive General Partner Units on the basis specified above, without any further approval required by the General Partner or the Unitholders other than as set forth in this Section 5.11(a), at the time specified in Section 5.11(c) unless the IDR Reset Election is rescinded pursuant to Section 5.11(d).

(b) To exercise the right specified in Section 5.11(a), the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall deliver a written notice (the “Reset Notice”) to the Partnership. Within 10 Business Days after the receipt by the Partnership of such Reset Notice, the Partnership shall deliver a written notice to the holder or holders of the Incentive Distribution Rights of the Partnership’s determination of the Aggregate Quantity of IDR Reset Common Units that each holder of Incentive Distribution Rights will be entitled to receive.

(c) The holder or holders of the Incentive Distribution Rights will be entitled to receive the Aggregate Quantity of IDR Reset Common Units and the General Partner will be entitled to receive the related additional General Partner Units on the fifteenth Business Day after receipt by the Partnership of the Reset Notice; provided, however, that the issuance of IDR Reset Common Units to the holder or holders of the Incentive Distribution Rights shall not occur prior to the approval of the listing or admission for trading of such IDR Reset Common Units by the principal National Securities Exchange upon which the Common Units are then listed or admitted for trading if any such approval is required pursuant to the rules and regulations of such National Securities Exchange.

(d) If the principal National Securities Exchange upon which the Common Units are then traded has not approved the listing or admission for trading of the IDR Reset Common Units to be issued pursuant to this Section 5.11 on or before the 30th calendar day following the Partnership’s receipt of the Reset Notice and such approval is required by the rules and regulations of such National Securities Exchange, then the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall have the right to either rescind the IDR Reset Election or elect to receive other Partnership Interests having such terms as the General Partner may approve, with the approval of the Conflicts Committee, that will provide (i) the same economic value, in the aggregate, as the Aggregate Quantity of IDR Reset Common Units would have had at the time of the Partnership’s receipt of the Reset Notice, as determined by the General Partner, and (ii) for the subsequent conversion of such Partnership Interests into Common Units within not more than 12 months following the Partnership’s receipt of the Reset Notice upon the satisfaction of one or more conditions that are reasonably acceptable to the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights).

(e) The Minimum Quarterly Distribution and the Target Distributions, shall be adjusted at the time of the issuance of IDR Reset Common Units or other Partnership Interests pursuant to this Section 5.11 such that

(i) the Minimum Quarterly Distribution shall be reset to equal the average cash distribution amount per Common Unit for the two Quarters immediately prior to the Partnership’s receipt of the Reset Notice (the “Reset MQD”), (ii) the First Target Distribution shall be reset to equal 115% of the Reset MQD, (iii) the Second Target Distribution shall be reset to equal 125% of the Reset MQD and (iv) the Third Target Distribution shall be reset to equal 150% of the Reset MQD.

(f) Upon the issuance of IDR Reset Common Units pursuant to Section 5.11(a), the Capital Account maintained with respect to the Incentive Distribution Rights will (i) first, be allocated to IDR Reset Common Units in an amount equal to the product of (A) the Aggregate Quantity of IDR Reset Common Units and (B) the Per Unit Capital Amount for an Initial Common Unit, and (ii) second, as to any remaining balance in such Capital Account, will be retained by the holder of the Incentive Distribution Rights. If there is not sufficient capital associated with the Incentive Distribution Rights to allocate the full Per Unit Capital Amount for an Initial Common Unit to the IDR Reset Common Units in accordance with clause (i) of this Section  5.11(f), the IDR Reset Common Units shall be subject to Sections 6.1(d)(x)(B) and (C).

ARTICLE VI

ALLOCATIONS AND DISTRIBUTIONS

Section 6.1 Allocations for Capital Account Purposes. For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership’s items of income, gain, loss and deduction (computed in accordance with Section 5.5(b)) for each taxable period shall be allocated among the Partners as provided herein below.

(a) Net Income. After giving effect to the special allocations set forth in Section 6.1(d), Net Income for each taxable period and all items of income, gain, loss and deduction taken into account in computing Net Income for such taxable period shall be allocated as follows:

(i) First, to the General Partner until the aggregate of the Net Income allocated to the General Partner pursuant to this Section 6.1(a)(i) and the Net Termination Gain allocated to the General Partner pursuant to Section 6.1(c)(i)(A) or Section 6.1(c)(iv)(A) for the current and all previous taxable periods is equal to the aggregate of the Net Loss allocated to the General Partner pursuant to Section 6.1(b)(ii) for all previous taxable periods and the Net Termination Loss allocated to the General Partner pursuant to Section 6.1(c)(ii)(D) or Section 6.1(c)(iii)(B) for the current and all previous taxable periods; and

(ii) The balance, if any, (x) to the General Partner in accordance with its Percentage Interest, and (y) to all Unitholders, Pro Rata, a percentage equal to 100% less the percentage applicable to subclause (x).

(b) Net Loss. After giving effect to the special allocations set forth in Section 6.1(d), Net Loss for each taxable period and all items of income, gain, loss and deduction taken into account in computing Net Loss for such taxable period shall be allocated as follows:

(i) First, to the General Partner and the Unitholders, Pro Rata; provided, that Net Losses shall not be allocated pursuant to this Section 6.1(b)(i) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable period (or increase any existing deficit balance in its Adjusted Capital Account); and

(ii) The balance, if any, 100% to the General Partner.

(c) Net Termination Gains and Losses. After giving effect to the special allocations set forth in Section 6.1(d), Net Termination Gain or Net Termination Loss (including a pro rata part of each item of income, gain, loss and deduction taken into account in computing Net Termination Gain or Net Termination Loss) for such taxable period shall be allocated in the manner set forth in this Section 6.1(c). All allocations under this

Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this Section 6.1 and after all distributions of Available Cash provided under Section 6.4 and Section 6.5 have been made; provided, however, that solely for purposes of this Section 6.1(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 12.4.

(i) Except as provided in Section 6.1(c)(iv), Net Termination Gain (including a pro rata part of each item of income, gain, loss, and deduction taken into account in computing Net Termination Gain) shall be allocated:

(A) First, to the General Partner until the aggregate of the Net Termination Gain allocated to the General Partner pursuant to this Section 6.1(c)(i)(A) or Section 6.1(c)(iv)(A) and the Net Income allocated to the General Partner pursuant to Section 6.1(a)(i) for the current and all previous taxable periods is equal to the aggregate of the Net Loss allocated to the General Partner pursuant to Section 6.1(b)(ii) for all previous taxable periods and the Net Termination Loss allocated to the General Partner pursuant to Section 6.1(c)(ii)(D) or Section 6.1(c)(iii)(B) for all previous taxable periods;

(B) Second, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Initial Unit Price, (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(i) or Section 6.4(b)(i) with respect to such Common Unit for such Quarter (the amount determined pursuant to this clause (2) is hereinafter referred to as the “Unpaid MQD”) and (3) any then existing Cumulative Common Unit Arrearage;

(C) Third, if such Net Termination Gain is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit into a Common Unit, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Subordinated Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until the Capital Account in respect of each Subordinated Unit then Outstanding equals the sum of (1) its Unrecovered Initial Unit Price, determined for the taxable period (or portion thereof) to which this allocation of gain relates, and (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(iii) with respect to such Subordinated Unit for such Quarter;

(D) Fourth, 100% to the General Partner and all Unitholders, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Initial Unit Price, (2) the Unpaid MQD, (3) any then existing Cumulative Common Unit Arrearage, and (4) the excess of (aa) the First Target Distribution less the Minimum Quarterly Distribution for each Quarter of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Section 6.4(a)(iv) and Section 6.4(b)(ii) (the sum of (1), (2), (3) and (4) is hereinafter referred to as the “First Liquidation Target Amount”);

(E) Fifth, (x) to the General Partner in accordance with its Percentage Interest, (y) 13% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (x) and (y) of this clause (E), until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the First Liquidation Target Amount, and (2) the excess of (aa) the Second Target Distribution less the First Target Distribution for each Quarter of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Section 6.4(a)(v) and Section 6.4(b)(iii) (the sum of (1) and (2) is hereinafter referred to as the “Second Liquidation Target Amount”);

(F) Sixth, (x) to the General Partner in accordance with its Percentage Interest, (y) 23% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (x) and (y) of this clause (F), until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the Second Liquidation Target Amount, and (2) the excess of (aa) the Third Target Distribution less the Second Target Distribution for each Quarter of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Section 6.4(a)(vi) and Section 6.4(b)(iv); and

(G) Finally, (x) to the General Partner in accordance with its Percentage Interest, (y) 48% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (x) and (y) of this clause (G).

(ii) Except as otherwise provided by Section 6.1(c)(iii), Net Termination Loss (including a pro rata part of each item of income, gain, loss, and deduction taken into account in computing Net Termination Loss) shall be allocated:

(A) First, if Subordinated Units remain Outstanding, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Subordinated Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until the Capital Account in respect of each Subordinated Unit then Outstanding has been reduced to zero;

(B) Second, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until the Capital Account in respect of each Common Unit then Outstanding has been reduced to zero;

(C) Third, to the General Partner and the Unitholders, Pro Rata; provided that Net Termination Loss shall not be allocated pursuant to this Section 6.1(c)(ii)(C) to the extent such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account (or increase any existing deficit in its Adjusted Capital Account); and

(D) Fourth, the balance, if any, 100% to the General Partner.

(iii) Any Net Termination Loss deemed recognized pursuant to Section 5.5(d) prior to the Liquidation Date shall be allocated:

(A) First, to the General Partner and the Unitholders, Pro Rata; provided that Net Termination Loss shall not be allocated pursuant to this Section 6.1(c)(iii)(A) to the extent such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable period (or increase any existing deficit in its Adjusted Capital Account); and

(B) The balance, if any, to the General Partner.

(iv) If a Net Termination Loss has been allocated pursuant to Section 6.1(c)(iii), subsequent Net Termination Gain deemed recognized pursuant to Section 5.5(d) prior to the Liquidation Date shall be allocated:

(A) First, to the General Partner until the aggregate Net Termination Gain allocated to the General Partner pursuant to this Section 6.1(c)(iv)(A) is equal to the aggregate Net Termination Loss previously allocated pursuant to Section 6.1(c)(iii)(B);

(B) Second, to the General Partner and the Unitholders, Pro Rata, until the aggregate Net Termination Gain allocated pursuant to this Section 6.1(c)(iv)(B) is equal to the aggregate Net Termination Loss previously allocated pursuant to Section 6.1(c)(iii)(A); and

(C) The balance, if any, pursuant to the provisions of Section 6.1(c)(i).

(d) Special Allocations. Notwithstanding any other provision of this Section 6.1, the following special allocations shall be made for such taxable period:

(i) Partnership Minimum Gain Chargeback. Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each

Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) with respect to such taxable period (other than an allocation pursuant to Section 6.1(d)(vi) and Section 6.1(d)(vii)). This Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii) Chargeback of Partner Nonrecourse Debt Minimum Gain. Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(d)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) and other than an allocation pursuant to Section 6.1(d)(i), Section 6.1(d)(vi) and Section 6.1(d)(vii) with respect to such taxable period. This Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.
(iii) Priority Allocations.

(A) If the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4) with respect to a Unit exceeds the amount of cash or the Net Agreed Value of property distributed with respect to another Unit (the amount of the excess, an “Excess Distribution” and the Unit with respect to which the greater distribution is paid, an “Excess Distribution Unit”), then (1) there shall be allocated gross income and gain to each Unitholder receiving an Excess Distribution with respect to the Excess Distribution Unit until the aggregate amount of such items allocated with respect to such Excess Distribution Unit pursuant to this Section 6.1(d)(iii)(A) for the current taxable period and all previous taxable periods is equal to the amount of the Excess Distribution; and (2) the General Partner shall be allocated gross income and gain with respect to each such Excess Distribution in an amount equal to the product obtained by multiplying (aa) the quotient determined by dividing (x) the General Partner’s Percentage Interest at the time when the Excess Distribution occurs by (y) a percentage equal to 100% less the General Partner’s Percentage Interest at the time when the Excess Distribution occurs, times (bb) the total amount allocated in clause (1) above with respect to such Excess Distribution.

(B) After the application of Section 6.1(d)(iii)(A), all or any portion of the remaining items of Partnership gross income or gain for the taxable period, if any, shall be allocated (1) to the holders of Incentive Distribution Rights, Pro Rata, until the aggregate amount of such items allocated to the holders of Incentive Distribution Rights pursuant to this Section 6.1(d)(iii)(B) for the current taxable period and all previous taxable periods is equal to the cumulative amount of all Incentive Distributions made to the holders of Incentive Distribution Rights from the Closing Date to a date 45 days after the end of the current taxable period; and (2) to the General Partner an amount equal to the product of (aa) an amount equal to the quotient determined by dividing (x) the General Partner’s Percentage Interest by (y) the sum of 100 less the General Partner’s Percentage Interest times (bb) the sum of the amounts allocated in clause (1) above.

(iv) Qualified Income Offset. In the event any Partner unexpectedly receives any adjustment, allocation or distribution described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership gross income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital

Account created by such adjustments, allocations or distributions as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(iv) shall be made only if and to the extent that such Partner would have a deficit balance in its Adjusted Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(iv) were not in this Agreement.

(v) Gross Income Allocation. In the event any Partner has a deficit balance in its Capital Account at the end of any taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if Section 6.1(d)(iv) and this Section 6.1(d)(v) were not in this Agreement.

(vi) Nonrecourse Deductions. Nonrecourse Deductions for any taxable period shall be allocated to the Partners Pro Rata. If the General Partner determines that the Partnership’s Nonrecourse Deductions should be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized, upon notice to the other Partners, to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

(vii) Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, the Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

(viii) Nonrecourse Liabilities. For purposes of Treasury Regulation Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated among the Partners Pro Rata.

(ix) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

(x) Economic Uniformity; Changes in Law.

(A) At the election of the General Partner with respect to any taxable period ending upon, or after, the termination of the Subordination Period, all or a portion of the remaining items of Partnership gross income or gain for such taxable period, after taking into account allocations pursuant to Section 6.1(d)(iii), shall be allocated 100% to each Partner holding Subordinated Units that are Outstanding as of the termination of the Subordination Period (“Final Subordinated Units”) in the proportion of the number of Final Subordinated Units held by such Partner to the total number of Final Subordinated Units then Outstanding, until each such Partner has been allocated an amount of gross income or gain that increases the Capital Account maintained with respect to such Final Subordinated Units to an amount that after taking into account the other allocations of income, gain, loss and deduction to be made with respect to such taxable period will equal the product of (A) the number of Final Subordinated Units held by such Partner and (B) the Per Unit Capital Amount for a Common Unit. The purpose of this allocation is to establish uniformity between the Capital Accounts underlying Final Subordinated Units and the Capital Accounts underlying Common Units held by Persons other than the General Partner and its Affiliates immediately prior to the conversion of such Final Subordinated Units into Common Units. This allocation method for establishing such economic uniformity will be available to the General Partner only if the method for allocating the Capital Account maintained with respect to the Subordinated Units between the transferred and retained Subordinated Units pursuant to Section 5.5(c)(ii) does not otherwise provide such economic uniformity to the Final Subordinated Units.

(B) With respect to an event triggering an adjustment to the Carrying Value of Partnership property pursuant to Section 5.5(d) during any taxable period of the Partnership ending upon, or after, the issuance of IDR Reset Common Units pursuant to Section 5.11, after the application of Section 6.1(d)(x)(A), any Unrealized Gains and Unrealized Losses shall be allocated among the Partners in a manner that to the nearest extent possible results in the Capital Accounts maintained with respect to such IDR Reset Common Units issued pursuant to Section 5.11 equaling the product of (A) the Aggregate Quantity of IDR Reset Common Units and (B) the Per Unit Capital Amount for an Initial Common Unit.

(C) With respect to any taxable period during which an IDR Reset Common Unit is transferred to any Person who is not an Affiliate of the transferor, all or a portion of the remaining items of Partnership gross income or gain for such taxable period shall be allocated 100% to the transferor Partner of such transferred IDR Reset Common Unit until such transferor Partner has been allocated an amount of gross income or gain that increases the Capital Account maintained with respect to such transferred IDR Reset Common Unit to an amount equal to the Per Unit Capital Amount for an Initial Common Unit.

(D) For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) make special allocations of income, gain, loss, deduction, Unrealized Gain or Unrealized Loss; and (iii) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.1(d)(x)(D) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Limited Partner Interests issued and Outstanding or the Partnership, and if such allocations are consistent with the principles of Section 704 of the Code.

(xi) Curative Allocation.

(A) Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of gross income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. Notwithstanding the preceding sentence, Required Allocations relating to (1) Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partnership Minimum Gain and (2) Partner Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partner Nonrecourse Debt Minimum Gain. In exercising its discretion under this Section 6.1(d)(xi)(A), the General Partner may take into account future Required Allocations that, although not yet made, are likely to offset other Required Allocations previously made. Allocations pursuant to this Section 6.1(d)(xi)(A) shall only be made with respect to Required Allocations to the extent the General Partner determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners. Further, allocations pursuant to this Section 6.1(d)(xi)(A) shall be deferred with respect to allocations pursuant to clauses (1) and (2) hereof to the extent the General Partner determines that such allocations are likely to be offset by subsequent Required Allocations.

(B) The General Partner shall, with respect to each taxable period, (1) apply the provisions of Section 6.1(d)(xi)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(d)(xi)(A) among the Partners in a manner that is likely to minimize such economic distortions.

(xii) Corrective and Other Allocations. In the event of any allocation of Additional Book Basis Derivative Items or any Book-Down Event or any recognition of a Net Termination Loss, the following rules shall apply:

(A) Except as provided in Section 6.1(d)(xii)(B), in the case of any allocation of Additional Book Basis Derivative Items (other than an allocation of Unrealized Gain or Unrealized Loss under Section 5.5(d) hereof), the General Partner shall allocate such Additional Book Basis Derivative Items to (1) the holders of Incentive Distribution Rights and the General Partner to the same extent that the Unrealized Gain or Unrealized Loss giving rise to such Additional Book Basis Derivative Items was allocated to them pursuant to Section 5.5(d) and (2) all Unitholders, Pro Rata, to the extent that the Unrealized Gain or Unrealized Loss giving rise to such Additional Book Basis Derivative Items was allocated to any Unitholders pursuant to Section 5.5(d).

(B) In the case of any allocation of Additional Book Basis Derivative Items (other than an allocation of Unrealized Gain or Unrealized Loss under Section 5.5(d) hereof or an allocation of Net Termination Gain or Net Termination Loss pursuant to Section 6.1(c) hereof) as a result of a sale or other taxable disposition of any Partnership asset that is an Adjusted Property (“Disposed of Adjusted Property”), the General Partner shall allocate (1) additional items of gross income and gain (aa) away from the holders of Incentive Distribution Rights and (bb) to the Unitholders, or (2) additional items of deduction and loss (aa) away from the Unitholders and (bb) to the holders of Incentive Distribution Rights, to the extent that the Additional Book Basis Derivative Items allocated to the Unitholders exceed their Share of Additional Book Basis Derivative Items with respect to such Disposed of Adjusted Property. Any allocation made pursuant to this Section 6.1(d)(xii)(B) shall be made after all of the other Agreed Allocations have been made as if this Section 6.1(d)(xii) were not in this Agreement and, to the extent necessary, shall require the reallocation of items that have been allocated pursuant to such other Agreed Allocations.

(C) In the case of any negative adjustments to the Capital Accounts of the Partners resulting from a Book-Down Event or from the recognition of a Net Termination Loss, such negative adjustment (1) shall first be allocated, to the extent of the Aggregate Remaining Net Positive Adjustments, in such a manner, as determined by the General Partner, that to the extent possible the aggregate Capital Accounts of the Partners will equal the amount that would have been the Capital Account balances of the Partners if no prior Book-Up Events had occurred, and (2) any negative adjustment in excess of the Aggregate Remaining Net Positive Adjustments shall be allocated pursuant to Section 6.1(c) hereof.

(D) For purposes of this Section 6.1(d)(xii), the Unitholders shall be treated as being allocated Additional Book Basis Derivative Items to the extent that such Additional Book Basis Derivative Items have reduced the amount of income that would otherwise have been allocated to the Unitholders under this Agreement. In making the allocations required under this Section 6.1(d)(xii), the General Partner may apply whatever conventions or other methodology it determines will satisfy the purpose of this Section 6.1(d)(xii). Without limiting the foregoing, if an Adjusted Property is contributed by the Partnership to another entity classified as a partnership for federal income tax purposes (the “lower tier partnership”), the General Partner may make allocations similar to those described in Sections 6.1(d)(xii)(A)—(C) to the extent the General Partner determines such allocations are necessary to account for the Partnership’s allocable share of income, gain, loss and deduction of the lower tier partnership that relate to the contributed Adjusted Property in a manner that is consistent with the purpose of this Section 6.1(d)(xii).

(xiii) Special Curative Allocation in Event of Liquidation Prior to End of Subordination Period. Notwithstanding any other provision of this Section 6.1 (other than the Required Allocations), if the Liquidation Date occurs prior to the conversion of the last Outstanding Subordinated Unit, then items of income, gain, loss and deduction for the taxable period that includes the Liquidation Date (and, if necessary, items arising in previous taxable periods to the extent the General Partner determines such items may be so allocated), shall be specially allocated among the Partners in the manner determined appropriate by the General Partner so as to cause, to the maximum extent possible, the Capital Account in respect of each Common Unit to equal the amount such Capital Account would have been if all prior allocations of Net Termination Gain and Net Termination Loss had been made pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable.

Section 6.2 Allocations for Tax Purposes.

(a) Except as otherwise provided herein, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of “book” income, gain, loss or deduction is allocated pursuant to Section 6.1.

(b) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for federal income tax purposes among the Partners in the manner provided under Section 704(c) of the Code, and the Treasury Regulations promulgated under Section 704(b) and 704(c) of the Code, as determined to be appropriate by the General Partner (taking into account the General Partner’s discretion under Section 6.1(d)(x)(D)); provided, that the General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) in all events.

(c) The General Partner may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the unamortized Book-Tax Disparity of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)-l(a)(6) or any successor regulations thereto. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership’s property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests, so long as such conventions would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.

(d) In accordance with Treasury Regulation Sections 1.1245-1(e) and 1.1250-1(f), any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

(e) All items of income, gain, loss, deduction and credit recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code that may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted (in the manner determined by the General Partner) to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

(f) Each item of Partnership income, gain, loss and deduction, for federal income tax purposes, shall be determined for each taxable period and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership Interests are listed or admitted to trading on the first Business Day of each month; provided, however, such items for the period beginning on the Closing Date and ending on the last day of the month in which the last Option Closing Date or the expiration of the Over-Allotment Option occurs shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership Interests are listed or admitted to trading on the first Business Day of the next succeeding month; and provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income or loss realized and recognized other than in the ordinary course of business, as determined by the General Partner, shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership Interests are listed or admitted to trading on the first Business Day of the month in which such gain or loss is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

(g) Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee, agent or representative in any case in which such nominee, agent or representative has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method determined by the General Partner.

Section 6.3 Requirement and Characterization of Distributions; Distributions to Record Holders.

(a) Within 45 days following the end of each Quarter commencing with the Quarter ending on December 31, 2012, an amount equal to 100% of Available Cash with respect to such Quarter shall be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the General Partner. The Record Date for the first distribution of Available Cash shall not be prior to the final closing of the Over-Allotment Option or the Deferred Issuance and Distribution. All amounts of Available Cash distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the Partners pursuant to Section 6.4 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be “Capital Surplus.” All distributions required to be made under this Agreement shall be made subject to Sections 17-607 and 17-804 of the Delaware Act.

(b) Notwithstanding Section 6.3(a), in the event of the dissolution and liquidation of the Partnership, all cash received during or after the Quarter in which the Liquidation Date occurs shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

(c) The General Partner may treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of Available Cash to such Partners, as determined appropriate under the circumstances by the General Partner.

(d) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

Section 6.4 Distributions of Available Cash from Operating Surplus.

(a) During the Subordination Period. Available Cash with respect to any Quarter within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5 shall be distributed as follows, except as otherwise required in respect of additional Partnership Interests issued pursuant to Section 5.6(b):

(i) First, (x) to the General Partner in accordance with its Percentage Interest and (y) to the Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii) Second, (x) to the General Partner in accordance with its Percentage Interest and (y) to the Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Quarter;

(iii) Third, (x) to the General Partner in accordance with its Percentage Interest and (y) to the Unitholders holding Subordinated Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(iv) Fourth, to the General Partner and all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(v) Fifth, (A) to the General Partner in accordance with its Percentage Interest, (B) 13% to the holders of the Incentive Distribution Rights, Pro Rata, and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (v), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(vi) Sixth, (A) to the General Partner in accordance with its Percentage Interest, (B) 23% to the holders of the Incentive Distribution Rights, Pro Rata, and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (vi), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(vii) Thereafter, (A) to the General Partner in accordance with its Percentage Interest, (B) 48% to the holders of the Incentive Distribution Rights, Pro Rata, and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (vii);

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(a)(vii).

(b) After the Subordination Period. Available Cash with respect to any Quarter after the Subordination Period (which Quarter may include the date on which the Subordination Period ends) that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or Section 6.5 shall be distributed as follows, except as otherwise required in respect of additional Partnership Interests issued pursuant to Section 5.6(b):

(i) First, to the General Partner and all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii) Second, to the General Partner and all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(iii) Third, (A) to the General Partner in accordance with its Percentage Interest, (B) 13% to the holders of the Incentive Distribution Rights, Pro Rata, and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (iii), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(iv) Fourth, (A) to the General Partner in accordance with its Percentage Interest, (B) 23% to the holders of the Incentive Distribution Rights, Pro Rata, and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (iv), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(v) Thereafter, (A) to the General Partner in accordance with its Percentage Interest, (B) 48% to the holders of the Incentive Distribution Rights, Pro Rata, and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (v);

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(b)(v).

Section 6.5 Distributions of Available Cash from Capital Surplus. Available Cash that is deemed to be Capital Surplus pursuant to the provisions of Section 6.3(a) shall be distributed, unless the provisions of Section 6.3 require otherwise, to the General Partner and the Unitholders, Pro Rata, until the Minimum Quarterly Distribution has been reduced to zero pursuant to the second sentence of Section 6.6(a). Available Cash that is deemed to be Capital Surplus shall then be distributed (A) to the General Partner in accordance with its Percentage Interest and (B) to all Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage. Thereafter, all Available Cash shall be distributed as if it were Operating Surplus and shall be distributed in accordance with Section 6.4.

Section 6.6 Adjustment of Minimum Quarterly Distribution and Target Distribution Levels.

(a) The Minimum Quarterly Distribution, Target Distributions, Common Unit Arrearages and Cumulative Common Unit Arrearages shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Partnership Interests in accordance with Section 5.9. In the event of a distribution of Available Cash that is deemed to be from Capital Surplus, the then applicable Minimum Quarterly Distribution and Target Distributions shall be adjusted proportionately downward to equal the product obtained by multiplying the otherwise applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, as the case may be, by a fraction of which the numerator is the Unrecovered Initial Unit Price of the Common Units immediately after giving effect to such distribution and of which the denominator is the Unrecovered Initial Unit Price of the Common Units immediately prior to giving effect to such distribution.

(b) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall also be subject to adjustment pursuant to Section 5.11 and Section 6.9.

Section 6.7 Special Provisions Relating to the Holders of Subordinated Units.

(a) Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units, the holder of a Subordinated Unit shall have all of the rights and obligations of a Unitholder holding Common Units hereunder; provided, however, that immediately upon the conversion of Subordinated Units into Common Units pursuant to Section 5.7, the Unitholder holding a Subordinated Unit shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder with respect to such converted Subordinated Units, including the right to vote as a Common Unitholder and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units; provided, however, that such converted Subordinated Units shall remain subject to the provisions of Section 5.5(c)(ii), Section 6.1(d)(x)(A), Section 6.7(b) and Section 6.7(c).

(b) A Unitholder shall not be permitted to transfer a Subordinated Unit or a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.7 (other than a transfer to an Affiliate) if the remaining balance in the transferring Unitholder’s Capital Account with respect to the retained Subordinated Units or Retained Converted Subordinated Units would be negative after giving effect to the allocation under Section 5.5(c)(ii)(B).

(c) The holder of a Common Unit that has resulted from the conversion of a Subordinated Unit pursuant to Section 5.7 shall not be issued a Common Unit Certificate pursuant to Section 4.1 (if the Common Units are represented by Certificates) and shall not be permitted to transfer such Common Unit to a Person that is not an Affiliate of the holder until such time as the General Partner determines, based on advice of counsel, that each such Common Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit. In connection with the condition imposed by this Section 6.7(c), the General Partner may take whatever steps are required to provide economic uniformity to such Common Units in preparation for a transfer of such Common Units, including the application of Section 5.5(c)(ii) and Section 6.1(d)(x); provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units.

Section 6.8 Special Provisions Relating to the Holders of Incentive Distribution Rights.

(a) Notwithstanding anything to the contrary set forth in this Agreement, the holders of the Incentive Distribution Rights (1) shall (x) possess the rights and obligations provided in this Agreement with respect to a Limited Partner pursuant to Article III and Article VII and (y) have a Capital Account as a Partner pursuant to Section 5.5 and all other provisions related thereto and (2) shall not (x) be entitled to vote on any matters requiring the approval or vote of the holders of Outstanding Units, except as provided by law, (y) be entitled to any distributions other than as provided in Sections 6.4(a)(v), (vi) and (vii), Sections 6.4(b)(iii), (iv) and (v), and Section 12.4 or (z) be allocated items of income, gain, loss or deduction other than as specified in this Article VI; provided, however, that, for the avoidance of doubt, the foregoing shall not preclude the Partnership from making any other payments or distributions in connection with other actions permitted by this Agreement.

(b) A Unitholder shall not be permitted to transfer an IDR Reset Common Unit (other than a transfer to an Affiliate) if the remaining balance in the transferring Unitholder’s Capital Account with respect to the retained IDR Reset Common Units would be negative after giving effect to the allocation under Section 5.5(c)(iii).

(c) A holder of an IDR Reset Common Unit that was issued in connection with an IDR Reset Election pursuant to Section 5.11 shall not be issued a Common Unit Certificate pursuant to Section 4.1 (if the Common Units are evidenced by Certificates) or evidence of the issuance of uncertificated Common Units, and shall not be permitted to transfer such Common Unit to a Person that is not an Affiliate of such holder, until such time as the General Partner determines, based on advice of counsel, that each such IDR Reset Common Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit. In connection with the condition imposed by this Section 6.8(c), the General Partner may take whatever steps are required to provide economic uniformity to such IDR Reset Common Units in preparation for a transfer of such IDR Reset Common Units, including the application of Section 5.5(c)(iii), Section 6.1(d)(x)(B), or Section 6.1(d)(x)(C); provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units.

Section 6.9 Entity-Level Taxation. If legislation is enacted or the official interpretation of existing legislation is modified by a governmental authority, which after giving effect to such enactment or modification, results in a Group Member becoming subject to federal, state or local or non-U.S. income or withholding taxes in excess of the amount of such taxes due from the Group Member prior to such enactment or modification (including, for the avoidance of doubt, any increase in the rate of such taxation applicable to the Group Member), then the General

Partner may, at its option, reduce the Minimum Quarterly Distribution and the Target Distributions by the amount of income or withholding taxes that are payable by reason of any such new legislation or interpretation (the “Incremental Income Taxes”), or any portion thereof selected by the General Partner, in the manner provided in this Section 6.9. If the General Partner elects to reduce the Minimum Quarterly Distribution and the Target Distributions for any Quarter with respect to all or a portion of any Incremental Income Taxes, the General Partner shall estimate for such Quarter the Partnership Group’s aggregate liability (the “Estimated Incremental Quarterly Tax Amount”) for all (or the relevant portion of) such Incremental Income Taxes; provided that any difference between such estimate and the actual liability for Incremental Income Taxes (or the relevant portion thereof) for such Quarter may, to the extent determined by the General Partner, be taken into account in determining the Estimated Incremental Quarterly Tax Amount with respect to each Quarter in which any such difference can be determined. For each such Quarter, the Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall be the product obtained by multiplying (a) the amounts therefor that are set out herein prior to the application of this Section 6.9 times (b) the quotient obtained by dividing (i) Available Cash with respect to such Quarter by (ii) the sum of Available Cash with respect to such Quarter and the Estimated Incremental Quarterly Tax Amount for such Quarter, as determined by the General Partner. For purposes of the foregoing, Available Cash with respect to a Quarter will be deemed reduced by the Estimated Incremental Quarterly Tax Amount for that Quarter.

ARTICLE VII

MANAGEMENT AND OPERATION OF BUSINESS

Section 7.1 Management.

(a) The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, but without limitation on the ability of the General Partner to delegate its rights and power to other Persons, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner in its capacity as such shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or that are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.3, shall have full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

(i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into or exchangeable for Partnership Interests, and the incurring of any other obligations;

(ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

(iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.3 and Article XIV);

(iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; subject to Section 7.6(a), the lending of funds to other Persons (including other Group Members); the repayment or guarantee of obligations of any Group Member; and the making of capital contributions to any Group Member;

(v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if the same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

(vi) the distribution of cash held by the Partnership;

(vii) the selection and dismissal of employees (including employees having titles such as “president,” “vice president,” “secretary” and “treasurer”) and agents, internal and outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

(viii) the maintenance of insurance for the benefit of the Partnership Group, the Partners and Indemnitees;

(ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other Persons (including the acquisition of interests in, and the contributions of property to, any Group Member from time to time) subject to the restrictions set forth in Section 2.4;

(x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

(xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

(xii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.8);

(xiii) the purchase, sale or other acquisition or disposition of Partnership Interests, or the issuance of Derivative Partnership Interests;

(xiv) the undertaking of any action in connection with the Partnership’s participation in the management of any Group Member; and

(xv) the entering into of agreements with any of its Affiliates to render services to a Group Member or to itself in the discharge of its duties as General Partner of the Partnership.

(b) Notwithstanding any other provision of this Agreement, any Group Member Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Partners and each other Person who may acquire an interest in Partnership Interests hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of this Agreement and the Group Member Agreement of each other Group Member, the Underwriting Agreement, the Omnibus Agreement, the Contribution Agreement, the Operation and Management Services Agreement, and the other agreements described in or filed as exhibits to the IPO Registration Statement that are related to the transactions contemplated by the IPO Registration Statement (collectively, the “Transaction Documents”) (in each case other than this Agreement, without giving effect to any amendments, supplements or restatements thereof entered into after the date such Person becomes bound by the provisions of this Agreement); (ii) agrees that the General Partner (on its own or on behalf of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the IPO Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the other Persons who may acquire an interest in Partnership Interests or otherwise bound by this Agreement; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV) shall not constitute a breach by the General Partner of any duty or any other obligation of any type whatsoever that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty existing at law, in equity or otherwise.

Section 7.2 Certificate of Limited Partnership. The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents that the General Partner determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent the General Partner determines such action to be necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.3(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.

Section 7.3 Restrictions on the General Partner’s Authority to Sell Assets of the Partnership Group. Except as provided in Article XII and Article XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions without the approval of holders of a Unit Majority; provided, however, that this provision shall not preclude or limit the General Partner’s ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership Group and shall not apply to any forced sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance.

Section 7.4 Reimbursement of the General Partner.

(a) Except as provided in this Section 7.4 and elsewhere in this Agreement, the General Partner shall not be compensated for its services as a general partner or managing member of any Group Member.

(b) Subject to the Omnibus Agreement and the Operation and Management Services Agreement, the General Partner shall be reimbursed on a monthly basis, or such other basis as the General Partner may determine, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership Group (including salary, bonus, incentive compensation and other amounts paid to any Person, including Affiliates of the General Partner, to perform services for the Partnership Group or for the General Partner in the discharge of its duties to the Partnership Group), and (ii) all other expenses allocable to the Partnership Group or otherwise incurred by the General Partner or its Affiliates in connection with managing and operating the Partnership Group’s business and affairs (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership Group. Reimbursements pursuant to this Section 7.4 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7. This provision does not affect the ability of the General Partner and its Affiliates to enter into an agreement to provide services to any Group Member for a fee or otherwise than for cost.

(c) The General Partner, without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Partnership Interests or options to purchase or rights, warrants or appreciation rights or phantom or tracking interests relating to Partnership Interests), or cause the Partnership to issue Partnership Interests or Derivative Partnership Interests in connection with, or pursuant to, any employee benefit plan, employee program or employee practice maintained or sponsored by the General Partner or any of its Affiliates in each case for the benefit of employees and directors of the General Partner or any of its Affiliates, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Interests or Derivative Partnership Interests that the General Partner or such Affiliates are obligated to provide to any employees, consultants and directors pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Interests or Derivative Partnership Interests purchased by the General Partner or such Affiliates from the Partnership to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of the General Partner under any employee benefit plans, employee programs or employee practices adopted by the General Partner as permitted by this Section 7.4(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all of the General Partner’s General Partner Interest pursuant to Section 4.6.

(d) The General Partner and its Affiliates may charge any member of the Partnership Group a management fee to the extent necessary to allow the Partnership Group to reduce the amount of any state franchise or income tax or any tax based upon the revenues or gross margin of any member of the Partnership Group if the tax benefit produced by the payment of such management fee or fees exceeds the amount of such fee or fees.

Section 7.5 Outside Activities.

(a) The General Partner, for so long as it is the General Partner of the Partnership, (i) agrees that its sole business will be to act as a general partner or managing member, as the case may be, of the Partnership and any other partnership or limited liability company of which the Partnership is, directly or indirectly, a partner or member and to undertake activities that are ancillary or related thereto (including being a Limited Partner in the Partnership) and (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner or managing member, if any, of one or more Group Members or as described in or contemplated by the IPO Registration Statement, (B) the acquiring, owning or disposing of debt securities or equity interests in any Group Member, or (C) subject to the limitations contained in the Omnibus Agreement, the performance of its obligations under the Omnibus Agreement.

(b) Except as provided in the Omnibus Agreement and subject to the terms of Section 7.5(c), each Unrestricted Person (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty otherwise existing at law, in equity or otherwise, to any Group Member or any Partner; provided such Unrestricted Person does not engage in such business or activity using confidential or proprietary information provided by or on behalf of the Partnership to such Unrestricted Person. None of any Group Member, any Limited Partner or any other Person shall have any rights by virtue of this Agreement, any Group Member Agreement, or the partnership relationship established hereby in any business ventures of any Unrestricted Person.

(c) Subject to the terms of Sections 7.5(a) and (b), but otherwise notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Unrestricted Person (other than the

General Partner) in accordance with the provisions of this Section 7.5 is hereby approved by the Partnership and all Partners, (ii) it shall be deemed not to be a breach of any duty otherwise existing at law, in equity or otherwise, of the General Partner or any other Unrestricted Person for the Unrestricted Persons (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership and (iii) the Unrestricted Persons shall have no obligation hereunder or as a result of any duty otherwise existing at law, in equity or otherwise, to present business opportunities to the Partnership. Notwithstanding anything to the contrary in this Agreement, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to any Unrestricted Person (including the General Partner). Except as provided in the Omnibus Agreement, no Unrestricted Person (including the General Partner) who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Partnership, shall have any duty to communicate or offer such opportunity to the Partnership, and such Unrestricted Person (including the General Partner) shall not be liable to the Partnership, to any Limited Partner or any other Person bound by this Agreement for breach of any duty otherwise existing at law, in equity or otherwise, by reason of the fact that such Unrestricted Person (including the General Partner) pursues or acquires for itself, directs such opportunity to another Person or does not communicate such opportunity or information to the Partnership, provided such Unrestricted Person does not engage in such business or activity using confidential or proprietary information provided by or on behalf of the Partnership to such Unrestricted Person.

(d) The General Partner and each of its Affiliates may acquire Units or other Partnership Interests in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise, at their option, all rights relating to all Units and/or other Partnership Interests acquired by them. The term “Affiliates” when used in this Section 7.5(d) with respect to the General Partner shall not include any Group Member.

Section 7.6 Loans from the General Partner; Loans or Contributions from the Partnership or Group Members.

(a) The General Partner or any of its Affiliates may lend to any Group Member, and any Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arm’s-length basis (without reference to the lending party’s financial abilities or guarantees), all as determined by the General Partner. The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and Section 7.6(b), the term “Group Member” shall include any Affiliate of a Group Member that is controlled by the Group Member.

(b) The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions determined by the General Partner. No Group Member may lend funds to the General Partner or any of its Affiliates (other than another Group Member).

(c) No borrowing by any Group Member or the approval thereof by the General Partner shall be deemed to constitute a breach of any duty or any other obligation of any type whatsoever, expressed or implied, of the General Partner or its Affiliates to the Partnership or the Limited Partners existing hereunder, or existing at law, in equity or otherwise by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to (i) enable distributions to the General Partner or its Affiliates (including in their capacities as Limited Partners) to exceed the General Partner’s Percentage Interest of the total amount distributed to all partners or (ii) hasten the expiration of the Subordination Period or the conversion of any Subordinated Units into Common Units.

Section 7.7 Indemnification.

(a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened, pending or completed claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, and whether formal or informal and including appeals, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee and acting (or omitting or refraining to act) in such capacity on behalf of or for the benefit of the Partnership; provided, that the Indemnitee shall not be indemnified and held harmless pursuant to this Agreement if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Agreement, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful; provided, further, no indemnification pursuant to this Section 7.7 shall be available to any Indemnitee (other than a Group Member) with respect to any such Affiliate’s obligations pursuant to the Transaction Documents. Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

(b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.7, the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be ultimately determined that the Indemnitee is not entitled to be indemnified as authorized by this Section 7.7.

(c) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under this Agreement, any other agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law, in equity or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

(d) The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates and such other Persons as the General Partner shall determine, against any liability that may be asserted against, or expense that may be incurred by, such Person in connection with the Partnership’s activities or such Person’s activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(e) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute “fines” within the meaning of Section 7.7(a); and action taken or omitted by it with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Partnership.

(f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

(g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(h) The provisions of this Section 7.7 are for the benefit of the Indemnitees and their heirs, successors, assigns, executors and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

(i) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.8 Liability of Indemnitees.

(a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners, or any other Persons who have acquired interests in the Partnership Interests, for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was criminal.

(b) The General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

(c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, the General Partner and any other Indemnitee acting in connection with the Partnership’s business or affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement.

(d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.9 Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties.

(a) Unless otherwise expressly provided in this Agreement or any Group Member Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, any Group Member or any Partner, on the other, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, of any Group Member Agreement, of any agreement contemplated herein or therein, or of any duty stated or implied by law or equity, if the resolution or course of action in respect of such conflict of interest is (i) approved by Special Approval, (ii) approved by the vote of a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates), (iii) determined by the Board of Directors of the General Partner to be on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iv) determined by the Board of Directors of the General Partner to be fair and reasonable to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The General Partner shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval or Unitholder approval of such resolution, and the General Partner may also adopt a resolution or course of action that has not received Special Approval or Unitholder approval. Unless otherwise expressly provided in this Agreement or any Group Member Agreement, whenever the General Partner makes a determination to refer any potential conflict of interest to the Conflicts Committee for Special Approval, seek Unitholder Approval or adopt a resolution or course of action that has not received Special Approval or Unitholder Approval, then the General Partner shall be entitled, to the fullest extent permitted by law, to make such determination or to take or decline to take such other action free of any duty or obligation whatsoever to the Partnership or any Limited Partner, and the General Partner shall not, to the fullest extent permitted by law, be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity, and the General Partner in making such determination or taking or declining to take such other action shall be permitted to do so in its sole and absolute discretion. If Special Approval is sought, then it shall be presumed that, in making its decision, the Conflicts Committee acted in good faith, and if the Board of Directors of the General Partner determines that the resolution or course of action taken with respect to a conflict of interest satisfies either of the standards set forth in clauses (iii) or (iv) above, then it shall be presumed that, in making its decision, the Board of Directors of the General Partner acted in good faith. In any proceeding brought by any Limited Partner or by or on behalf of such Limited Partner or any other Limited Partner or the Partnership challenging any action by the Conflicts Committee with respect to any matter referred to the Conflicts Committee for Special Approval by the General Partner, any action by the Board of Directors of the General Partner in determining whether the resolution or course of action taken with respect to a conflict of interest satisfies either of the standards set forth in clauses (iii) or (iv) above or whether a director satisfies the eligibility requirements to be a member of the Conflicts Committee, the Person bringing or prosecuting such proceeding shall have the burden of overcoming the presumption that the Conflicts Committee or the Board of Directors of the General Partner, as applicable, acted in good faith; in all cases subject to the provisions for conclusive determination in Section 7.9(b). Notwithstanding anything to the contrary in this Agreement or any duty otherwise existing at law or equity, the existence of the conflicts of interest described in the IPO Registration Statement are hereby approved by all Partners and shall not constitute a breach of this Agreement.

(b) Whenever the General Partner or the Board of Directors, or any committee thereof (including the Conflicts Committee), makes a determination or takes or declines to take any other action, or any Affiliate of the General Partner causes the General Partner to do so, in its capacity as the general partner of the Partnership as opposed to in its individual capacity, whether under this Agreement, any Group Member Agreement or any other agreement, then, unless another express standard is provided for in this Agreement, the General Partner, the Board of Directors or such committee or such Affiliates causing the General Partner to do so, shall make such determination or take or decline to take such other action in good faith and shall not be subject to any other or different standards (including fiduciary standards) imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. A determination or other action or inaction will conclusively be deemed to be in “good faith” for all purposes of this Agreement, if the Person or Persons making such determination or taking or declining to take such other action subjectively believe that the determination or other action or inaction is in the best interests of the Partnership Group; provided, that if the Board of Directors of the General Partner is making a determination or taking or declining to take an action pursuant to clause (iii) or clause (iv) of the first sentence of Section 7.9(a), then in lieu thereof, such determination or other action or inaction will conclusively be deemed to be in “good faith” for all purposes of this Agreement if the members of the Board of Directors of the General Partner making such determination or taking or declining to take such other action subjectively believe that the determination or other action or inaction meets the standard set forth in clause (iii) or clause (iv) of the first sentence of Section 7.9(a), as applicable; provided, further, that if the Board of Directors of the General Partner is making a determination that a director satisfies the eligibility requirements to be a member of a Conflicts

Committee, then in lieu thereof, such determination will conclusively be deemed to be in “good faith” for all purposes of this Agreement if the members of the Board of Directors of the General Partner making such determination subjectively believe that the director satisfies the eligibility requirements to be a member of the Conflicts Committee.

(c) Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its individual capacity as opposed to in its capacity as the general partner of the Partnership, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then the General Partner, or such Affiliates causing it to do so, are entitled, to the fullest extent permitted by law, to make such determination or to take or decline to take such other action free of any duty or obligation whatsoever to the Partnership or any Limited Partner, and the General Partner, or such Affiliates causing it to do so, shall not, to the fullest extent permitted by law, be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity, and the Person or Persons making such determination or taking or declining to take such other action shall be permitted to do so in their sole and absolute discretion. By way of illustration and not of limitation, whenever the phrase, “the General Partner at its option,” or some variation of that phrase, is used in this Agreement, it indicates that the General Partner is acting in its individual capacity. For the avoidance of doubt, whenever the General Partner votes or transfers its Partnership Interests, or refrains from voting or transferring its Partnership Interests, it shall be acting in its individual capacity.

(d) The General Partner’s organizational documents may provide that determinations to take or decline to take any action in its individual, rather than representative, capacity may or shall be determined by its members, if the General Partner is a limited liability company, stockholders, if the General Partner is a corporation, or the members or stockholders of the General Partner’s general partner, if the General Partner is a partnership.

(e) Notwithstanding anything to the contrary in this Agreement, the General Partner and its Affiliates shall have no duty or obligation, express or implied, to (i) sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business or (ii) permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use. Any determination by the General Partner or any of its Affiliates to enter into such contracts shall be at its option.

(f) Except as expressly set forth in this Agreement or required by the Delaware Act, neither the General Partner nor any other Indemnitee shall have any duties or liabilities, including fiduciary duties, to the Partnership or any Limited Partner and the provisions of this Agreement, to the extent that they restrict, eliminate or otherwise modify the duties and liabilities, including fiduciary duties, of the General Partner or any other Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of the General Partner or such other Indemnitee.

(g) The Unitholders hereby authorize the General Partner, on behalf of the Partnership as a general partner or managing member of a Group Member, to approve actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.

Section 7.10 Other Matters Concerning the General Partner.

(a) The General Partner and any other Indemnitee may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(b) The General Partner and any other Indemnitee may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the advice or opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner or such Indemnitee, respectively, reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such advice or opinion.

(c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership or any Group Member.

Section 7.11 Purchase or Sale of Partnership Interests. The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Interests or Derivative Partnership Interests; provided that, except as permitted pursuant to Section 4.10, the General Partner may not cause any Group Member to purchase Subordinated Units during the Subordination Period. As long as Partnership Interests are held by any Group Member, such Partnership Interests shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Interests for its own account, subject to the provisions of Articles IV and X.

Section 7.12 Registration Rights of the General Partner and its Affiliates.

(a) Demand Registration. Upon receipt of a Notice from any Holder at any time after the 180th day after the Closing Date, the Partnership shall file with the Commission as promptly as reasonably practicable a registration statement under the Securities Act (each, a “Registration Statement”) providing for the resale of the Registrable Securities identified in such Notice, which may, at the option of the Holder giving such Notice, be a Registration Statement that provides for the resale of the Registrable Securities from time to time pursuant to Rule 415 under the Securities Act. The Partnership shall not be required pursuant to this Section 7.12(a) to file more than one Registration Statement in any twelve-month period nor to file more than three Registration Statements in the aggregate. The Partnership shall use commercially reasonable efforts to cause such Registration Statement to become effective as soon as reasonably practicable after the initial filing of the Registration Statement and to remain effective and available for the resale of the Registrable Securities by the Selling Holders named therein until the earlier of (i) six months following such Registration Statement’s effective date and (ii) the date on which all Registrable Securities covered by such Registration Statement have been sold. In the event one or more Holders request in a Notice to dispose of Registrable Securities pursuant to a Registration Statement in an Underwritten Offering and such Holder or Holders reasonably anticipate gross proceeds from such Underwritten Offering of at least $20 million in the aggregate, the Partnership shall retain underwriters that are reasonably acceptable to such Selling Holders in order to permit such Selling Holders to effect such disposition through an Underwritten Offering; provided the Partnership shall have the exclusive right to select the bookrunning managers. The Partnership and such Selling Holders shall enter into an underwriting agreement in customary form that is reasonably acceptable to the Partnership and take all reasonable actions as are requested by the managing underwriters to facilitate the Underwritten Offering and sale of Registrable Securities therein. No Holder may participate in the Underwritten Offering unless it agrees to sell its Registrable Securities covered by the Registration Statement on the terms and conditions of the underwriting agreement and completes and delivers all necessary documents and information reasonably required under the terms of such underwriting agreement. In the event that the managing underwriter of such Underwritten Offering advises the Partnership and the Holder in writing that in its opinion the inclusion of all or some Registrable Securities would adversely and materially affect the timing or success of the Underwritten Offering, the amount of Registrable Securities that each Selling Holder requested be included in such Underwritten Offering shall be reduced on a Pro Rata basis to the aggregate amount that the managing underwriter deems will not have such material and adverse effect. Any Holder may withdraw from such Underwritten Offering by notice to the Partnership and the managing underwriter; provided such notice is delivered prior to the launch of such Underwritten Offering.

(b) Piggyback Registration. At any time after the 180th day after the Closing Date, if the Partnership shall propose to file a Registration Statement (other than pursuant to a demand made pursuant to Section 7.12(a)) for an offering of Partnership Interests for cash (other than an offering relating solely to an employee benefit plan, an offering relating to a transaction on Form S-4 or an offering on any registration statement that does not permit secondary sales), the Partnership shall notify all Holders of such proposal at least five business days before the proposed filing date. The Partnership shall use commercially reasonable efforts to include such number of Registrable Securities held by any Holder in such Registration Statement as each Holder shall request in a Notice received by the Partnership within two business days of such Holder’s receipt of the notice from the Partnership. If the Registration Statement about which the Partnership gives notice under this Section 7.12(b) is for an Underwritten Offering, then any Holder’s ability to include its desired amount of Registrable Securities in such Registration Statement shall be conditioned on such Holder’s inclusion of all such Registrable Securities in the Underwritten Offering; provided that, in the event that the managing underwriter of such Underwritten Offering advises the Partnership and the Holder in writing that in its opinion the inclusion of all or some Registrable Securities would adversely and materially affect the timing or success of the Underwritten Offering, the amount of Registrable Securities that each Selling Holder requested be included in such Underwritten Offering shall be reduced on a Pro Rata basis to the aggregate amount that the managing underwriter deems will not have such material and adverse effect. In connection with any such Underwritten Offering, the Partnership and the Selling Holders involved shall enter into an underwriting agreement in customary form that is reasonably acceptable to the Partnership and take all reasonable actions as are requested by the managing underwriters to facilitate the Underwritten Offering and sale of Partnership Interests therein. No Holder may participate in the Underwritten Offering unless it agrees to sell its Registrable Securities covered by the Registration Statement on the terms and conditions of the underwriting agreement and completes and delivers all necessary documents and information reasonably required under the terms of such underwriting agreement. Any Holder may withdraw from such Underwritten Offering by notice to the Partnership and the managing underwriter; provided such notice is delivered prior to the launch of such Underwritten Offering. The Partnership shall have the right to terminate or withdraw any Registration Statement or Underwritten Offering initiated by it under this Section 7.12(b) prior to the pricing date of the Underwritten Offering.

(c) Sale Procedures. In connection with its obligations under this Section 7.12, the Partnership shall:

(i) furnish to each Selling Holder (A) as far in advance as reasonably practicable before filing a Registration Statement or any supplement or amendment thereto, upon request, copies of reasonably complete drafts of all such documents proposed to be filed (including exhibits and each document incorporated by reference therein to the extent then required by the rules and regulations of the Commission), and provide each such Selling Holder the opportunity to object to any information pertaining to such Selling Holder and its plan of distribution that is contained therein and make the corrections reasonably requested by such Selling Holder with respect to such information prior to filing a Registration Statement or supplement or amendment thereto, and (B) such number of copies of such Registration Statement and the prospectus included therein and any supplements and amendments thereto as such Persons may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities covered by such Registration Statement; provided that the Partnership will not have any obligation to provide any document pursuant to clause (B) hereof that is available on the Commission’s website;

(ii) if applicable, use its commercially reasonable efforts to register or qualify the Registrable Securities covered by a Registration Statement under the securities or blue sky laws of such jurisdictions as the Selling Holders or, in the case of an Underwritten Offering, the managing underwriter, shall reasonably request; provided, however, that the Partnership will not be required to qualify generally to transact business in any jurisdiction where it is not then required to so qualify or to take any action that would subject it to general service of process in any jurisdiction where it is not then so subject;

(iii) promptly notify each Selling Holder and each underwriter, at any time when a prospectus is required to be delivered under the Securities Act, of (A) the filing of a Registration Statement or any prospectus or prospectus supplement to be used in connection therewith, or any amendment or supplement thereto, and, with respect to such Registration Statement or any post-effective amendment thereto, when the same has become effective; and (B) any written comments from the Commission with respect to any Registration Statement or any document incorporated by reference therein and any written request by the Commission for amendments or supplements to a Registration Statement or any prospectus or prospectus supplement thereto;

(iv) immediately notify each Selling Holder and each underwriter, at any time when a prospectus is required to be delivered under the Securities Act, of (A) the occurrence of any event or existence of any fact (but not a description of such event or fact) as a result of which the prospectus or prospectus supplement contained in a Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of the prospectus contained therein, in the light of the circumstances under which a statement is made); (B) the issuance or threat of issuance by the Commission of any stop order suspending the effectiveness of a Registration Statement, or the initiation of any proceedings for that purpose; or (C) the receipt by the Partnership of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the applicable securities or blue sky laws of any jurisdiction. Following the provision of such notice, subject to Section 7.12(f), the Partnership agrees to, as promptly as practicable, amend or supplement the prospectus or prospectus supplement or take other appropriate action so that the prospectus or prospectus supplement does not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing and to take such other reasonable action as is necessary to remove a stop order, suspension, threat thereof or proceedings related thereto; and

(v) enter into customary agreements and take such other actions as are reasonably requested by the Selling Holders or the underwriters, if any, in order to expedite or facilitate the disposition of the Registrable Securities, including the provision of comfort letters and legal opinions as are customary in such securities offerings.

(d) Suspension. Each Selling Holder, upon receipt of notice from the Partnership of the happening of any event of the kind described in Section 7.12(c)(iv), shall forthwith discontinue disposition of the Registrable Securities by means of a prospectus or prospectus supplement until such Selling Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by such subsection or until it is advised in writing by the Partnership that the use of the prospectus may be resumed, and has received copies of any additional or supplemental filings incorporated by reference in the prospectus.

(e) Expenses. Except as set forth in an underwriting agreement for the applicable Underwritten Offering or as otherwise agreed between a Selling Holder and the Partnership, all costs and expenses of a Registration Statement filed or an Underwritten Offering that includes Registrable Securities pursuant to this Section 7.12 (other than underwriting discounts and commissions on Registrable Securities and fees and expenses of counsel and advisors to Selling Holders) shall be paid by the Partnership.

(f) Delay Right. Notwithstanding anything to the contrary herein, if the Conflicts Committee determines that the Partnership’s compliance with its obligations in this Section 7.12 would be detrimental to the Partnership because such registration would (x) materially interfere with a significant acquisition, reorganization or other similar transaction involving the Partnership, (y) require premature disclosure of material information that the Partnership has a bona fide business purpose for preserving as confidential or (z) render the Partnership unable to comply with requirements under applicable securities laws, then the Partnership shall have the right to postpone compliance with such obligations for a period of not more than six months; provided that such right may not be exercised more than twice in any 24-month period.

(g) Indemnification.

(i) In addition to and not in limitation of the Partnership’s obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law but subject to the limitations expressly provided in this

Agreement, indemnify and hold harmless each Selling Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, “Indemnified Persons”) from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnified Person may be involved, or is threatened to be involved, as a party or otherwise, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(g) as a “claim” and in the plural as “claims”) based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement, preliminary prospectus, final prospectus or issuer free writing prospectus under which any Registrable Securities were registered or sold by such Selling Holder under the Securities Act, or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such Registration Statement, preliminary prospectus, final prospectus or issuer free writing prospectus in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Selling Holder specifically for use in the preparation thereof.

(ii) Each Selling Holder shall, to the fullest extent permitted by law, indemnify and hold harmless the Partnership, the General Partner’s officers and directors and each Person who controls the Partnership (within the meaning of the Securities Act) and any agent thereof to the same extent as the foregoing indemnity from the Partnership to the Selling Holders, but only with respect to information regarding such Selling Holder furnished in writing by or on behalf of such Selling Holder expressly for inclusion in such Registration Statement, preliminary prospectus, final prospectus or free writing prospectus.

(iii) The provisions of this Section 7.12(g) shall be in addition to any other rights to which an Indemnified Person may be entitled under law, equity, contract or otherwise.

(h) Specific Performance. Damages in the event of breach of Section 7.12 by a party hereto may be difficult, if not impossible, to ascertain, and it is therefore agreed that each party, in addition to and without limiting any other remedy or right it may have, will have the right to an injunction or other equitable relief in any court of competent jurisdiction, enjoining any such breach, and enforcing specifically the terms and provisions hereof, and each of the parties hereto hereby waives any and all defenses it may have on the ground of lack of jurisdiction or competence of the court to grant such an injunction or other equitable relief. The existence of this right will not preclude any such party from pursuing any other rights and remedies at law or in equity that such party may have.

Section 7.13 Reliance by Third Parties. Notwithstanding anything to the contrary in this Agreement, any Person (other than the General Partner and its Affiliates) dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership’s sole party in interest, both legally and beneficially. Each Limited Partner hereby waives, to the fullest extent permitted by law, any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person (other than the General Partner and its Affiliates) dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1 Records and Accounting. The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership’s business, including the Register and all other books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.3(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the Register, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP. The Partnership shall not be required to keep books maintained on a cash basis and the General Partner shall be permitted to calculate cash-based measures, including Operating Surplus and Adjusted Operating Surplus, by making such adjustments to its accrual basis books to account for non-cash items and other adjustments as the General Partner determines to be necessary or appropriate.

Section 8.2 Fiscal Year. The fiscal year of the Partnership shall be a fiscal year ending December 31.

Section 8.3 Reports.

(a) Whether or not the Partnership is subject to the requirement to file reports with the Commission, as soon as practicable, but in no event later than 105 days after the close of each fiscal year of the Partnership (or such shorter period as required by the Commission), the General Partner shall cause to be mailed or made available, by any reasonable means (including posting on or accessible through the Partnership’s or the Commission’s website) to each Record Holder of a Unit as of a date selected by the General Partner, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner, and such other information as may be required by applicable law, regulation or rule of the Commission or any National Securities Exchange on which the Units are listed or admitted to trading, or as the General Partner determines to be necessary or appropriate.

(b) Whether or not the Partnership is subject to the requirement to file reports with the Commission, as soon as practicable, but in no event later than 50 days after the close of each Quarter (or such shorter period as required by the Commission) except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or made available, by any reasonable means (including posting on or accessible through the Partnership’s or the Commission’s website) to each Record Holder of a Unit, as of a date selected by the General Partner, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of the Commission or any National Securities Exchange on which the Units are listed or admitted to trading, or as the General Partner determines to be necessary or appropriate.

ARTICLE IX

TAX MATTERS

Section 9.1 Tax Returns and Information. The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and the taxable period or year that it is required by law to adopt, from time to time, as determined by the General Partner. In the event the Partnership is required to use a taxable period other than a year ending on December 31, the General Partner shall use reasonable efforts to change the taxable period of the Partnership to a year ending on December 31. The tax information reasonably required by Record Holders for federal and state income tax reporting purposes with respect to a taxable period shall be furnished to them within 90 days of the close of the calendar year in which the Partnership’s taxable period ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for federal income tax purposes.

Section 9.2 Tax Elections.

(a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner’s determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest quoted closing price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(f) without regard to the actual price paid by such transferee.

(b) Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

Section 9.3 Tax Controversies. Subject to the provisions hereof, the General Partner is designated as the “tax matters partner” (as defined in Section 6231(a)(7) of the Code) and is authorized and required to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.

Section 9.4 Withholding. Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that may be required to cause the Partnership and other Group Members to comply with any withholding requirements established under the Code or any other federal, state or local law including pursuant to Sections 1441, 1442, 1445 and 1446 of the Code, or established under any foreign law. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner (including by reason of Section 1446 of the Code), the General Partner may treat the amount withheld as a distribution of cash pursuant to Section 6.3 or Section 12.4(c) in the amount of such withholding from such Partner.

ARTICLE X

ADMISSION OF PARTNERS

Section 10.1 Admission of Limited Partners.

(a) Upon the issuance by the Partnership of Common Units, Subordinated Units and Incentive Distribution Rights to the General Partner, Lion Oil, Delek M&S and the IPO Underwriters in connection with the Initial Public Offering as described in Article V, such Persons shall, by acceptance of such Partnership Interests, and upon becoming the Record Holders of such Partnership Interests, be admitted to the Partnership as Initial Limited Partners in respect of the Common Units, Subordinated Units or Incentive Distribution Rights issued to them and be bound by this Agreement, all with or without execution of this Agreement by such Persons.

(b) By acceptance of any Limited Partner Interests transferred in accordance with Article IV or acceptance of any Limited Partner Interests issued pursuant to Article V or pursuant to a merger, consolidation or conversion pursuant to Article XIV, and except as provided in Section 4.9, each transferee of, or other such Person acquiring, a Limited Partner Interest (including any nominee, agent or representative acquiring such Limited Partner Interests for the account of another Person or Group, which nominee, agent or representative shall be subject to Section 10.1(c) below) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred or issued to such Person when such Person becomes the Record Holder of the Limited Partner Interests so transferred or acquired, (ii) shall become bound, and shall be deemed to have agreed to be bound, by the terms of this Agreement, (iii) shall be deemed to represent that the transferee or acquirer has the capacity, power and authority to enter into this Agreement and (iv) shall be deemed to make any consents, acknowledgements or waivers contained in this Agreement, all with or without execution of this Agreement by such Person. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement. A Person may become a Limited Partner without the consent or approval of any of the Partners. A Person may not become a Limited Partner without acquiring a Limited Partner Interest and becoming the Record Holder of such Limited Partner Interest. The rights and obligations of a Person who is an Ineligible Holder shall be determined in accordance with Section 4.9.

(c) With respect to Units that are held for a Person’s account by another Person that is the Record Holder (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), such Record Holder shall, in exercising the rights of a Limited Partner in respect of such Units, including the right to vote, on any matter, and unless the arrangement between such Persons provides otherwise, take all action as a Limited Partner by virtue of being the Record Holder of such Units in accordance with the direction of the Person who is the beneficial owner of such Units, and the Partnership shall be entitled to assume such Record Holder is so acting without further inquiry. The provisions of this Section 10.1(c) are subject to the provisions of Section 4.3.

(d) The name and mailing address of each Record Holder shall be listed in the Register. The General Partner shall update the Register from time to time as necessary to reflect accurately the information therein (or shall cause the Transfer Agent to do so, as applicable).

(e) Any transfer of a Limited Partner Interest shall not entitle the transferee to share in the profits and losses, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a Limited Partner pursuant to Section 10.1(b).

Section 10.2 Admission of Successor General Partner. A successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all of the General Partner Interest pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Section 11.1 or 11.2 or the transfer of the General Partner Interest pursuant to Section 4.6, provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor is hereby authorized to and shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

Section 10.3 Amendment of Agreement and Certificate of Limited Partnership. To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary or appropriate under the Delaware Act to amend the Register and any other records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership.

ARTICLE XI

WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1 Withdrawal of the General Partner.

(a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an “Event of Withdrawal”);

(i) The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

(ii) The General Partner transfers all of its General Partner Interest pursuant to Section 4.6;

(iii) The General Partner is removed pursuant to Section 11.2;

(iv) The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A)-(C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

(v) A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

(vi)(A) if the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) if the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) if the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) if the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise upon the termination of the General Partner.

If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A), (B), (C) or (E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

(b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, Central Time, on December 31,

2022 the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners; provided, that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel (“Withdrawal Opinion of Counsel”) that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability under the Delaware Act of any Limited Partner or cause any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed); (ii) at any time after 12:00 midnight, Central Time, on December 31, 2022 the General Partner voluntarily withdraws by giving at least 90 days’ advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, if any, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.2.

Section 11.2 Removal of the General Partner. The General Partner may be removed if such removal is approved by the Unitholders holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates) voting as a single class. Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding a majority of the outstanding Common Units voting as a class and Unitholders holding a majority of the outstanding Subordinated Units (if any Subordinated Units are then Outstanding) voting as a class (including, in each case, Units held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.2. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.2, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.2.

Section 11.3 Interest of Departing General Partner and Successor General Partner.

(a) In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if the successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2, the Departing General Partner shall have the option, exercisable prior to the effective date of the withdrawal or removal of such Departing General Partner, to require its successor to purchase its General Partner Interest and its or its Affiliates’ general partner interest (or equivalent interest), if any, in the other Group Members and all of its or its Affiliates’ Incentive Distribution Rights (collectively, the

“Combined Interest”) in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its withdrawal or removal. If the General Partner is removed by the Unitholders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner), such successor shall have the option, exercisable prior to the effective date of the withdrawal or removal of such Departing General Partner (or, in the event the business of the Partnership is continued, prior to the date the business of the Partnership is continued), to purchase the Combined Interest for such fair market value of such Combined Interest. In either event, the Departing General Partner shall be entitled to receive all reimbursements due such Departing General Partner pursuant to Section 7.4, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing General Partner or its Affiliates (other than any Group Member) for the benefit of the Partnership or the other Group Members.

For purposes of this Section 11.3(a), the fair market value of the Combined Interest shall be determined by agreement between the Departing General Partner and its successor or, failing agreement within 30 days after the effective date of such Departing General Partner’s withdrawal or removal, by an independent investment banking firm or other independent expert selected by the Departing General Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such withdrawal or removal, then the Departing General Partner shall designate an independent investment banking firm or other independent expert, the Departing General Partner’s successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed or admitted to trading, the value of the Partnership’s assets, the rights and obligations of the Departing General Partner, the value of the Incentive Distribution Rights and the General Partner Interest and other factors it may deem relevant.

(b) If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing General Partner (or its transferee) shall become a Limited Partner and its Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing General Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing General Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest of the Departing General Partner to Common Units will be characterized as if the Departing General Partner (or its transferee) contributed its Combined Interest to the Partnership in exchange for the newly issued Common Units.

(c) If a successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner) and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in the amount equal to the product of (x) the quotient obtained by dividing (A) the Percentage Interest of the General Partner Interest of the Departing General Partner by (B) a percentage equal to 100% less the Percentage Interest of the General Partner Interest of the Departing General Partner and (y) the Net Agreed Value of the Partnership’s assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to its Percentage Interest of all Partnership allocations and distributions to which the Departing General Partner was entitled. In addition, the successor

General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner’s admission, the successor General Partner’s interest in all Partnership distributions and allocations shall be its Percentage Interest.

Section 11.4 Termination of Subordination Period, Conversion of Subordinated Units and Extinguishment of Cumulative Common Unit Arrearages. Notwithstanding any provision of this Agreement, if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal, (i) the Subordination Period will end and all Outstanding Subordinated Units will immediately and automatically convert into Common Units on a one-for-one basis, (ii) all Cumulative Common Unit Arrearages on the Common Units will be extinguished and (iii) the General Partner will have the right to convert its General Partner Interest and its Incentive Distribution Rights into Common Units or to receive cash in exchange therefor in accordance with Section 11.3.

Section 11.5 Withdrawal of Limited Partners. No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner’s Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

ARTICLE XII

DISSOLUTION AND LIQUIDATION

Section 12.1 Dissolution. The Partnership shall not be dissolved by the admission of additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1, Section 11.2 or Section 12.2, the Partnership shall not be dissolved and such successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

(a) an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and a Withdrawal Opinion of Counsel is received as provided in Section 11.1(b) or 11.2 and such successor is admitted to the Partnership pursuant to Section 10.2;

(b) an election to dissolve the Partnership by the General Partner that is approved by the holders of a Unit Majority;

(c) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

(d) at any time there are no Limited Partners, unless the Partnership is continued without dissolution in accordance with the Delaware Act.

Section 12.2 Continuation of the Business of the Partnership After Dissolution. Upon (a) dissolution of the Partnership following an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in Section 11.1(a)(i) or (iii) and the failure of the Partners to select a successor to such Departing General Partner pursuant to Section 11.1 or Section 11.2, then, to the maximum extent permitted by law, within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or (vi), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Unit Majority may elect to continue the business of the Partnership on the same terms and conditions set forth in this Agreement by appointing as a successor General Partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

(i) the Partnership shall continue without dissolution unless earlier dissolved in accordance with this Article XII;

(ii) if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

(iii) the successor General Partner shall be admitted to the Partnership as General Partner, effective as of the Event of Withdrawal, by agreeing in writing to be bound by this Agreement;

provided, that the right of the holders of a Unit Majority to approve a successor General Partner and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability of any Limited Partner under the Delaware Act and (y) neither the Partnership nor any Group Member would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of such right to continue (to the extent not already so treated or taxed).

Section 12.3 Liquidator. Upon dissolution of the Partnership in accordance with the provisions of Article XII, the General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days’ prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Partnership as provided for herein.

Section 12.4 Liquidation. The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Section 17-804 of the Delaware Act and the following:

(a) The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may defer liquidation or distribution of the Partnership’s assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership’s assets would be impractical or would cause undue loss to the Partners. The Liquidator may distribute the Partnership’s assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

(b) Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

(c) All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable period of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable period (or, if later, within 90 days after said date of such occurrence).

Section 12.5 Cancellation of Certificate of Limited Partnership. Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

Section 12.6 Return of Contributions. The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from assets of the Partnership.

Section 12.7 Waiver of Partition. To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

Section 12.8 Capital Account Restoration. No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership. The General Partner shall be obligated to restore any negative balance in its Capital Account upon liquidation of its interest in the Partnership by the end of the taxable year of the Partnership during which such liquidation occurs, or, if later, within 90 days after the date of such liquidation.

ARTICLE XIII

AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

Section 13.1 Amendments to be Adopted Solely by the General Partner. Each Partner agrees that the General Partner, without the approval of any Partner, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a) a change in the name of the Partnership, the location of the principal office of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

(b) admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

(c) a change that the General Partner determines to be necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for federal income tax purposes;

(d) a change that the General Partner determines (i) does not adversely affect the Limited Partners considered as a whole or any particular class of Partnership Interests as compared to other classes of Partnership Interests in any material respect, (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed or admitted to trading, (iii) to be necessary or appropriate in connection with action taken by the General Partner pursuant to Section 5.9 or (iv) is required to effect the intent expressed in the IPO Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

(e) a change in the fiscal year or taxable year of the Partnership and any other changes that the General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Partnership including a change in the definition of “Quarter” and the dates on which distributions are to be made by the Partnership;

(f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g) an amendment that the General Partner determines to be necessary or appropriate in connection with the authorization or issuance of any class or series of Partnership Interests pursuant to Section 5.6;

(h) any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

(i) an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

(j) an amendment that the General Partner determines to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4;

(k) a merger, conveyance or conversion pursuant to Section 14.3(c); or

(l) any other amendments substantially similar to the foregoing.

Section 13.2 Amendment Procedures. Amendments to this Agreement may be proposed only by the General Partner. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve any amendment to this Agreement and may decline to do so free of any duty or obligation whatsoever to the Partnership, any Limited Partner or any other Person bound by this Agreement, and, in declining to propose or approve an amendment to this Agreement, to the fullest extent permitted by law shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity, and the General Partner in determining whether to propose or approve any amendment to this Agreement shall be permitted to do so in its sole and absolute discretion. An amendment to this Agreement shall be effective upon its approval by the General Partner and, except as otherwise provided by Section 13.1 or Section 13.3, the holders of a Unit Majority, unless a greater or different percentage of Outstanding Units is required under this Agreement. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any amendments. The General Partner shall be deemed to have notified all Record Holders as required by this Section 13.2 if it has posted or made accessible such amendment through the Partnership’s or the Commission’s website.

Section 13.3 Amendment Requirements.

(a) Notwithstanding the provisions of Section 13.1 and Section 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of (i) in the case of any provision of this Agreement other than Section 11.2 or Section 13.4, reducing such percentage or (ii) in the case of Section 11.2 or Section 13.4, increasing such percentages, unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute (x) in the case of a reduction as described in subclause (a)(i) hereof, not less than the voting requirement sought to be reduced, (y) in the case of an increase in the percentage in Section 11.2, not less than 90% of the Outstanding Units, or (z) in the case of an increase in the percentage in Section 13.4, not less than a majority of the Outstanding Units.

(b) Notwithstanding the provisions of Section 13.1 and Section 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c) or (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld at its option.

(c) Except as provided in Section 14.3, and without limitation of the General Partner’s authority to adopt amendments to this Agreement without the approval of any Partners as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected.

(d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable partnership law of the state under whose laws the Partnership is organized.

(e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Units.

Section 13.4 Special Meetings. All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the specific purposes for which the special meeting is to be called and the class or classes of Units for which the meeting is proposed. No business may be brought by any Limited Partner before such special meeting except the business listed in the related request. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the time notice of the meeting is given as provided in

Section 16.1. Limited Partners shall not be permitted to vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business. If any such vote were to take place, it shall be deemed null and void to the extent necessary so as not to jeopardize the Limited Partners’ limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

Section 13.5 Notice of a Meeting. Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1.

Section 13.6 Record Date. For purposes of determining the Limited Partners who are Record Holders of the class or classes of Limited Partner Interests entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11, the General Partner shall set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading or U.S. federal securities laws, in which case the rule, regulation, guideline or requirement of such National Securities Exchange or U.S. federal securities laws shall govern) or (b) in the event that approvals are sought without a meeting, the date by which such Limited Partners are requested in writing by the General Partner to give such approvals.

Section 13.7 Postponement and Adjournment. Prior to the date upon which any meeting of Limited Partners is to be held, the General Partner may postpone such meeting one or more times for any reason by giving notice to each Limited Partner entitled to vote at the meeting so postponed of the place, date and hour at which such meeting would be held. Such notice shall be given not fewer than two days before the date of such meeting and otherwise in accordance with this Article XIII. When a meeting is postponed, a new Record Date need not be fixed unless the aggregate amount of such postponement shall be for more than 45 days after the original meeting date. Any meeting of Limited Partners may be adjourned by the General Partner one or more times for any reason, including the failure of a quorum to be present at the meeting with respect to any proposal or the failure of any proposal to receive sufficient votes for approval. No vote of the Limited Partners shall be required for any adjournment. A meeting of Limited Partners may be adjourned by the General Partner as to one or more proposals regardless of whether action has been taken on other matters. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

Section 13.8 Waiver of Notice; Approval of Meeting. The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after call and notice in accordance with Sections 13.4 and 13.5, if a quorum is present either in person or by proxy. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove of any matters submitted for consideration or to object to the failure to submit for consideration any matters required to be included in the notice of the meeting, but not so included, if such objection is expressly made at the beginning of the meeting.

Section 13.9 Quorum and Voting. The presence, in person or by proxy, of holders of a majority of the Outstanding Units of the class or classes for which a meeting has been called (including Outstanding Units deemed owned by the General Partner and its Affiliates) shall constitute a quorum at a meeting of Limited

Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage. At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Units that in the aggregate represent a majority of the Outstanding Units entitled to vote at such meeting shall be deemed to constitute the act of all Limited Partners, unless a different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Units that in the aggregate represent at least such different percentage shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the exit of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Units specified in this Agreement.

Section 13.10 Conduct of a Meeting. The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the submission and revocation of approvals in writing.

Section 13.11 Action Without a Meeting. If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Units (including Units deemed owned by the General Partner and its Affiliates) that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Outstanding Units held by such Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Outstanding Units that were not voted. If approval of the taking of any permitted action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) approvals sufficient to take the action proposed are deposited with the Partnership in care of the General Partner, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are first deposited with the Partnership and (c) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability, and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners.

Section 13.12 Right to Vote and Related Matters.

(a) Only those Record Holders of the Outstanding Units on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of “Outstanding”) shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.

(b) With respect to Units that are held for a Person’s account by another Person that is the Record Holder (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), such Record Holder shall, in exercising the voting rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and in accordance with the direction of, the Person who is the beneficial owner of such Units, and the Partnership shall be entitled to assume such Record Holder is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

Section 13.13 Voting of Incentive Distribution Rights.

(a) For so long as a majority of the Incentive Distribution Rights are held by the General Partner and its Affiliates, the holders of the Incentive Distribution Rights shall not be entitled to vote such Incentive Distribution Rights on any Partnership matter except as may otherwise be required by law, and the holders of the Incentive Distribution Rights, in their capacity as such, shall be deemed to have approved any matter approved by the General Partner.

(b) For so long as less than a majority of the Incentive Distribution Rights are held by the General Partner and its Affiliates, the Incentive Distribution Rights will be entitled to vote on all matters submitted to a vote of Unitholders, other than amendments to this Agreement and other matters that the General Partner determines do not adversely affect the holders of the Incentive Distribution Rights as a whole in any material respect. On any matter in which the holders of Incentive Distribution Rights are entitled to vote, such holders will vote together with the Subordinated Units, prior to the end of the Subordination Period, or together with the Common Units, thereafter, in either case as a single class except as otherwise required by Section 13.3(c), and such Incentive Distribution Rights shall be treated in all respects as Subordinated Units or Common Units, as applicable, when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement. The relative voting power of the Incentive Distribution Rights and the Subordinated Units or Common Units, as applicable, will be set in the same proportion as cumulative cash distributions, if any, in respect of the Incentive Distribution Rights for the four consecutive Quarters prior to the record date for the vote bears to the cumulative cash distributions in respect of such class of Units for such four Quarters.

(c) Notwithstanding Section 13.13(b), in connection with any equity financing, or anticipated equity financing, by the Partnership of an Expansion Capital Expenditure, the General Partner may, without the approval of the holders of the Incentive Distribution Rights, temporarily or permanently reduce the amount of Incentive Distributions that would otherwise be distributed to such holders, provided that in the judgment of the General Partner, such reduction will be in the long-term best interest of the holders of the Incentive Distribution Rights.

ARTICLE XIV

MERGER, CONSOLIDATION OR CONVERSION

Section 14.1 Authority. The Partnership may merge or consolidate with or into one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a partnership (whether general or limited (including a limited liability partnership)) or convert into any such entity, whether such entity is formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written plan of merger or consolidation (“Merger Agreement”) or a written plan of conversion (“Plan of Conversion”), as the case may be, in accordance with this Article XIV.

Section 14.2 Procedure for Merger, Consolidation or Conversion.

(a) Merger, consolidation or conversion of the Partnership pursuant to this Article XIV requires the prior consent of the General Partner, provided, however, that, to the fullest extent permitted by law, the General Partner shall have no duty or obligation to consent to any merger, consolidation or conversion of the Partnership and may decline to do so free of any duty or obligation whatsoever to the Partnership or any Limited Partner and, in declining to consent to a merger, consolidation or conversion, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any other agreement contemplated hereby or under the Act or any other law, rule or regulation or at equity, and the General Partner in determining whether to consent to any merger, consolidation or conversion of the Partnership shall be permitted to do so in its sole and absolute discretion.

(b) If the General Partner shall determine to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

(i) name and state of domicile of each of the business entities proposing to merge or consolidate;

(ii) the name and state of domicile of the business entity that is to survive the proposed merger or consolidation (the “Surviving Business Entity”);

(iii) the terms and conditions of the proposed merger or consolidation;

(iv) the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity; and (A) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or interests, rights, securities or obligations of any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity) which the holders of such general or limited partner interests, securities or rights are to receive in exchange for, or upon conversion of their interests, securities or rights, and (B) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

(v) a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership, operating agreement or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

(vi) the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of such certificate of merger, the effective time shall be fixed at a date or time certain at or prior to the time of the filing of such certificate of merger and stated therein); and

(vii) such other provisions with respect to the proposed merger or consolidation that the General Partner determines to be necessary or appropriate.

(c) If the General Partner shall determine to consent to the conversion, the General Partner shall approve the Plan of Conversion, which shall set forth:

(i) the name of the converting entity and the converted entity;

(ii) a statement that the Partnership is continuing its existence in the organizational form of the converted entity;

(iii) a statement as to the type of entity that the converted entity is to be and the state or country under the laws of which the converted entity is to be incorporated, formed or organized;

(iv) the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the converted entity;

(v) in an attachment or exhibit, the certificate of limited partnership of the Partnership;

(vi) in an attachment or exhibit, the certificate of limited partnership, articles of incorporation, or other organizational documents of the converted entity;

(vii) the effective time of the conversion, which may be the date of the filing of the articles of conversion or a later date specified in or determinable in accordance with the Plan of Conversion (provided, that if the effective time of the conversion is to be later than the date of the filing of such articles of conversion, the effective time shall be fixed at a date or time certain at or prior to the time of the filing of such articles of conversion and stated therein); and

(viii) such other provisions with respect to the proposed conversion that the General Partner determines to be necessary or appropriate.

Section 14.3 Approval by Limited Partners. Except as provided in Section 14.3(d), the General Partner, upon its approval of the Merger Agreement or the Plan of Conversion, as the case may be, shall direct that the Merger Agreement or the Plan of Conversion, as applicable, be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement or the Plan of Conversion, as the case may be, shall be included in or enclosed with the notice of a special meeting or the written consent and, subject to any applicable requirements of Regulation 14A pursuant to the Exchange Act or successor provision, no other disclosure regarding the proposed merger, consolidation or conversion shall be required.

(a) Except as provided in Section 14.3(d) and Section 14.3(e), the Merger Agreement or Plan of Conversion, as the case may be, shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority unless the Merger Agreement or Plan of Conversion, as the case may be, effects an amendment to any provision of this Agreement that, if contained in an amendment to this Agreement adopted pursuant to Article XIII, would require for its approval the vote or consent of a greater percentage of the Outstanding Units or of any class of Limited Partners, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement or the Plan of Conversion, as the case may be.

(b) Except as provided in Section 14.3(d) and Section 14.3(e), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger or articles of conversion pursuant to Section 14.4, the merger, consolidation or conversion may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement or Plan of Conversion, as the case may be.

(c) Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to convert the Partnership or any Group Member into a new limited liability entity, to merge the Partnership or any Group Member into, or convey all of the Partnership’s assets to, another limited liability entity that shall be newly formed and shall have no assets, liabilities or operations at the time of such conversion, merger or conveyance other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the conversion, merger or conveyance, as the case may be, would not result in the loss of limited liability under the laws of the jurisdiction governing the other limited liability entity (if that jurisdiction is not Delaware) of any Limited Partner as compared to its limited liability under the Delaware Act or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the sole purpose of such conversion, merger, or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the General Partner determines that the governing instruments of the new entity provide the Limited Partners and the General Partner with substantially the same rights and obligations as are herein contained.

(d) Additionally, notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to merge or consolidate the Partnership with or into another limited liability entity if (i) the General Partner has received an Opinion of Counsel that the merger or consolidation, as the case may be, would not result in the loss of the limited liability of any Limited Partner under the laws of the jurisdiction governing the other limited liability entity (if that jurisdiction is not Delaware) as compared to its limited liability under the Delaware Act or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the merger or consolidation would not result in an amendment to this Agreement, other than any amendments that could be adopted pursuant to Section 13.1, (iii) the Partnership is the Surviving Business Entity in such merger or consolidation, (iv) each Unit outstanding immediately prior to the effective date of the merger or consolidation is to be an identical Unit of the Partnership after the effective date of the merger or consolidation, and (v) the number of Partnership Interests to be issued by the Partnership in such merger or consolidation does not exceed 20% of the Partnership Interests (other than Incentive Distribution Rights) Outstanding immediately prior to the effective date of such merger or consolidation.

(e) Pursuant to Section 17-211(g) of the Delaware Act, an agreement of merger or consolidation approved in accordance with this Article XIV may (i) effect any amendment to this Agreement or (ii) effect the adoption of a new partnership agreement for the Partnership if it is the Surviving Business Entity. Any such amendment or adoption made pursuant to this Section 14.3 shall be effective at the effective time or date of the merger or consolidation.

Section 14.4 Certificate of Merger or Certificate of Conversion. Upon the required approval by the General Partner and the Unitholders of a Merger Agreement or the Plan of Conversion, as the case may be, a certificate of merger or certificate of conversion or other filing, as applicable, shall be executed and filed with the Secretary of State of the State of Delaware or the appropriate filing office of any other jurisdiction, as applicable, in conformity with the requirements of the Delaware Act or other applicable law.

Section 14.5 Effect of Merger, Consolidation or Conversion.

(a) At the effective time of the merger:

(i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

(ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

(iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

(iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

(b) At the effective time of the conversion:

(i) the Partnership shall continue to exist, without interruption, but in the organizational form of the converted entity rather than in its prior organizational form;

(ii) all rights, title, and interests to all real estate and other property owned by the Partnership shall continue to be owned by the converted entity in its new organizational form without reversion or impairment, without further act or deed, and without any transfer or assignment having occurred, but subject to any existing liens or other encumbrances thereon;

(iii) all liabilities and obligations of the Partnership shall continue to be liabilities and obligations of the converted entity in its new organizational form without impairment or diminution by reason of the conversion;

(iv) all rights of creditors or other parties with respect to or against the prior interest holders or other owners of the Partnership in their capacities as such in existence as of the effective time of the conversion will continue in existence as to those liabilities and obligations and may be pursued by such creditors and obligees as if the conversion did not occur;

(v) a proceeding pending by or against the Partnership or by or against any of Partners in their capacities as such may be continued by or against the converted entity in its new organizational form and by or against the prior partners without any need for substitution of parties; and

(vi) the Partnership Interests that are to be converted into partnership interests, shares, evidences of ownership, or other securities in the converted entity as provided in the plan of conversion shall be so converted, and Partners shall be entitled only to the rights provided in the Plan of Conversion.

ARTICLE XV

RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

Section 15.1 Right to Acquire Limited Partner Interests.

(a) Notwithstanding any other provision of this Agreement, if at any time the General Partner and its Affiliates hold more than 80% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable at its option, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three Business Days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed.

(b) If the General Partner any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the applicable Transfer Agent notice of such election to purchase (the “Notice of Election to Purchase”) and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner), together with such information as may be required by law, rule or regulation, at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be filed and distributed as may be required by the Commission or any National Securities Exchange on which such Limited Partner Interests are listed. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests, in the case of Limited Partner Interests evidenced by Certificates, or instructions agreeing to such redemption in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the Register shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent or exchange agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate or redemption instructions shall not have been surrendered for purchase or provided, respectively, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Article IV, Article V, Article VI, and Article XII) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests, in the case of Limited Partner Interests evidenced by Certificates, or instructions agreeing to such redemption, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, in the Register, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the Record Holder of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the Record Holder of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Article IV, Article V, Article VI and Article XII).

(c) In the case of Limited Partner Interests evidenced by Certificates, at any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this Section 15.1 may surrender his Certificate evidencing such Limited Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), therefor, without interest thereon, in accordance with procedures set forth by the General Partner.

ARTICLE XVI

GENERAL PROVISIONS

Section 16.1 Addresses and Notices; Written Communications.

(a) Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner at the address described below. Except as otherwise provided herein, any notice, payment or report to be given or made to a Partner hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Interests at his address as shown in the Register, regardless of any claim of any Person who may have an interest in such Partnership Interests by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing in the Register is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) if they are available for the Partner at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner or other Person if believed by it to be genuine.

(b) The terms “in writing,” “written communications,” “written notice” and words of similar import shall be deemed satisfied under this Agreement by use of e-mail and other forms of electronic communication.

Section 16.2 Further Action. The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 16.3 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.4 Integration. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 16.5 Creditors. None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

Section 16.6 Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 16.7 Third-Party Beneficiaries. Each Partner agrees that (a) any Indemnitee shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Indemnitee and (b) any Unrestricted Person shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Unrestricted Person.

Section 16.8 Counterparts. This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Limited Partner Interest, pursuant to Section 10.1(a) or (b) without execution hereof.

Section 16.9 Applicable Law; Forum; Venue and Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

(b) Each of the Partners and each Person or Group holding any beneficial interest in the Partnership (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise):

(i) irrevocably agrees that any claims, suits, actions or proceedings (A) arising out of or relating in any way to this Agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of this Agreement or the duties, obligations or liabilities among Partners or of Partners to the Partnership, or the rights or powers of, or restrictions on, the Partners or the Partnership), (B) brought in a derivative manner on behalf of the Partnership, (C) asserting a claim of breach of a duty (including a fiduciary duty) owed by any director, officer, or other employee of the Partnership or the General Partner, or owed by the General Partner, to the Partnership or the Partners, (D) asserting a claim arising pursuant to any provision of the Delaware Act or (E) asserting a claim governed by the internal affairs doctrine shall be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction, any other court located in the State of Delaware with subject matter jurisdiction), in each case regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims;

(ii) irrevocably submits to the exclusive jurisdiction of such courts in connection with any such claim, suit, action or proceeding;

(iii) agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of such courts or of any other court to which proceedings in such courts may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum, or (C) the venue of such claim, suit, action or proceeding is improper;

(iv) expressly waives any requirement for the posting of a bond by a party bringing such claim, suit, action or proceeding; and

(v) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such services shall constitute good and sufficient service of process and notice thereof; provided, nothing in clause (v) hereof shall affect or limit any right to serve process in any other manner permitted by law.

Section 16.10 Invalidity of Provisions. If any provision or part of a provision of this Agreement is or becomes for any reason, invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions and/or parts thereof contained herein shall not be affected thereby and this Agreement shall, to the fullest extent permitted by law, be reformed and construed as if such invalid, illegal or unenforceable provision, or part of a provision, had never been contained herein, and such provisions and/or part shall be reformed so that it would be valid, legal and enforceable to the maximum extent possible.

Section 16.11 Consent of Partners. Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

Section 16.12 Facsimile and Email Signatures. The use of facsimile signatures and signatures delivered by email in portable document (.pdf) or similar format affixed in the name and on behalf of the Transfer Agent of the Partnership on certificates representing Common Units is expressly permitted by this Agreement.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

GENERAL PARTNER:

DELEK LOGISTICS GP, LLC

By:

Name:
Title:

By:

Name:
Title:

ORGANIZATIONAL LIMITED PARTNER:

DELEK US HOLDINGS, INC.

By:

Name:
Title:

By:

Name:
Title:

EXHIBIT A

to the First Amended and Restated

Agreement of Limited Partnership of

Delek Logistics Partners, LP

Certificate Evidencing Common Units

Representing Limited Partner Interests in

Delek Logistics Partners, LP

No.                                                   Common Units

In accordance with Section 4.1 of the First Amended and Restated Agreement of Limited Partnership of Delek Logistics Partners, LP, as amended, supplemented or restated from time to time (the “Partnership Agreement”), Delek Logistics Partners, LP, a Delaware limited partnership (the “Partnership”), hereby certifies that                      (the “Holder”) is the registered owner of Common Units representing limited partner interests in the Partnership (the “Common Units”) transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at 7102 Commerce Way, Brentwood, Tennessee 37027. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF DELEK LOGISTICS PARTNERS, LP THAT THIS SECURITY MAY NOT BE TRANSFERRED IF SUCH TRANSFER (AS DEFINED IN THE PARTNERSHIP AGREEMENT) WOULD (A) VIOLATE THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER, (B) TERMINATE THE EXISTENCE OR QUALIFICATION OF DELEK LOGISTICS PARTNERS, LP UNDER THE LAWS OF THE STATE OF DELAWARE, OR (C) CAUSE DELEK LOGISTICS PARTNERS, LP TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION OR OTHERWISE TO BE TAXED AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED). THE GENERAL PARTNER OF DELEK LOGISTICS PARTNERS, LP MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF IT RECEIVES AN OPINION OF COUNSEL THAT SUCH RESTRICTIONS ARE NECESSARY TO AVOID A SIGNIFICANT RISK OF DELEK LOGISTICS PARTNERS, LP BECOMING TAXABLE AS A CORPORATION OR OTHERWISE BECOMING TAXABLE AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES. THIS SECURITY MAY BE SUBJECT TO ADDITIONAL RESTRICTIONS ON ITS TRANSFER PROVIDED IN THE PARTNERSHIP AGREEMENT. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS SECURITY TO THE SECRETARY OF THE GENERAL PARTNER AT THE PRINCIPAL OFFICE OF THE PARTNERSHIP. THE RESTRICTIONS SET FORTH ABOVE SHALL NOT PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.

The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the Partnership Agreement, (ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, and (iii) made the waivers and given the consents and approvals contained in the Partnership Agreement.

A-A-1

This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent. This Certificate shall be governed by and construed in accordance with the laws of the State of Delaware

Dated:	Delek Logistics Partners, LP

	By:	Delek Logistics GP, LLC

By:

By:

Countersigned and Registered by:

American Stock Transfer & Trust Company, LLC

as Transfer Agent and Registrar

By:
Authorized Signature

A-A-2

[Reverse of Certificate]

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM — as tenants in common	UNIF GIFT TRANSFERS MIN ACT

TEN ENT — as tenants by the entireties	Custodian (Cust) (Minor)

JT TEN — as joint tenants with right of survivorship and not as tenants in common	under Uniform Gifts/Transfers to CD Minors Act (State)

Additional abbreviations, though not in the above list, may also be used.

A-A-3

ASSIGNMENT OF COMMON UNITS OF

DELEK LOGISTICS PARTNERS, LP

FOR VALUE RECEIVED, hereby assigns, conveys, sells and transfers unto

(Please print or typewrite name and address of assignee)	(Please insert Social Security or other identifying number of assignee)

Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint as its attorney-in-fact with full power of substitution to transfer the same on the books of Delek Logistics Partners, LP.

Date:	NOTE: The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular, without alteration, enlargement or change.

(Signature)

(Signature)

THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15

No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer.

A-A-4

Appendix B—Glossary of Terms

adjusted operating surplus: Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net drawdowns of reserves of cash established in prior periods. Adjusted operating surplus for a period consists of:

•	operating surplus generated with respect to that period (excluding any amounts attributable to the item described in the first bullet point in the definition of operating surplus); less

•	any net increase in working capital borrowings with respect to that period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•

any net decrease made in subsequent periods to cash reserves for operating expenditures initially established with respect to that period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

available cash: Available cash generally means, for any quarter, all cash and cash equivalents on hand at the end of that quarter:

•	less, the amount of cash reserves established by our general partner to:

•

provide for the proper conduct of our business (including reserves for our future capital expenditures and anticipated future debt service requirements all forecasted increases in our tariff rates and the fees under our commercial agreements with Delek will occur on schedule, and there will be no challenges to our tariff rates subsequent to that quarter);

•	comply with applicable law, any of our debt instruments or other agreements; or

•

provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for distributions if the effect of the establishment of such reserves will prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for the current quarter);

•

plus, if our general partner so determines, all or any portion of the cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter.

barrel or bbl: One barrel of petroleum products equal to 42 U.S. gallons.

bpd: Barrels per day.

capital account: The capital account maintained for a partner under the partnership agreement.

capital surplus: Capital surplus is defined in our partnership agreement as any distribution of available cash in excess of our cumulative operating surplus. Accordingly, except as described above, capital surplus would generally be generated by:

•	borrowings other than working capital borrowings;

•	sales of our equity and debt securities; and

•

sales or other dispositions of assets, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of ordinary course retirement or replacement of assets.

common carrier pipeline: A pipeline engaged in the transportation of petroleum as a public utility and common carrier for hire.

condensate: A natural gas liquid with a low vapor pressure, mainly composed of propane, butane, pentane and heavier hydrocarbon fractions.

contribution margin: Net sales less cost of goods sold and operating expenses.

current market price: For any class of limited partner interests as of any date, the average of the daily closing prices per limited partner interest of such class for the 20 consecutive trading days immediately prior to that date.

EBITDA: Net income (loss) before net interest expense, income tax expense, depreciation and amortization expense.

Eligible Holder: A limited partner whose (a) federal income tax status is not reasonably likely to have the material adverse effect on the rates that we can charge to customers on assets that are subject to regulation by the FERC or analogous regulatory body or (b) nationality, citizenship or other related status would not create a substantial risk of cancellation or forfeiture of any property in which we have an interest based on the nationality, citizenship or other related status of one or more limited partners, in each case as determined by the General Partner with the advice of counsel.

expansion capital expenditures: Cash expenditures incurred for acquisitions or capital improvements that we expect will increase our operating income or operating capacity over the long term.

feedstock: Raw material required for an industrial process.

GAAP: Generally accepted accounting principles in the United States.

incentive distribution right: A non-voting limited partner partnership interest issued to the general partner. The partnership interest will confer upon its holder only the rights and obligations specifically provided in the partnership agreement for incentive distribution rights.

incentive distribution: The distributions of available cash from operating surplus initially made to the general partner that are in excess of the general partner’s aggregate 2% general partner interest.

interim capital transactions: The following transactions:

•

borrowings, refinancings or refundings of indebtedness (other than working capital borrowings and items purchased on open account or for a deferred purchase price in the ordinary course of business) and sales of debt securities;

•	issuances of equity securities; and

•

sales or other dispositions of assets, other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business and sales or other dispositions of assets as part of normal asset retirements or replacements.

investment capital expenditures: Capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures.

maintenance capital expenditures: Cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long-term, our operating capacity or operating income.

operating expenditures: All of our cash expenditures, including, but not limited to, taxes, reimbursements of expenses of our general partner and its affiliates, director, officer and employee compensation, debt service payments, payments made in the ordinary course of business under interest rate hedge contracts and commodity hedge contracts (provided that payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to the expiration of its settlement or termination date specified therein will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract or commodity hedge contract and amounts paid in connection with the initial purchase of a rate hedge contract or a commodity hedge contract will be amortized at the life of such rate hedge contract or commodity hedge contract), maintenance capital expenditures, and repayment of working capital borrowings; provided, however, that operating expenditures will not include:

•	repayments of working capital borrowings where such borrowings have previously been deemed to have been repaid;

•	payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than working capital borrowings;

•	expansion capital expenditures;

•	investment capital expenditures;

•	payment of transaction expenses (including taxes) relating to interim capital transactions;

•	distributions to our partners;

•	repurchases of partnership interests (excluding repurchases we make to satisfy obligations under employee benefit plans); or

•	any other expenditures or payments made using the proceeds of this offering.

operating surplus: We define operating surplus as:

•	$25.0 million; plus

•

all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions, provided that cash receipts from the termination of a commodity hedge or interest rate hedge prior to its specified termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such commodity hedge or interest rate hedge; plus

•	working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for that quarter; plus

•

cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued, other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement, or expansion of a capital asset and ending on the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; plus

•

cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued, other than equity issued in this offering, to pay interest and related fees on debt incurred, or to pay distributions on equity issued, to finance the expansion capital expenditures referred to in the prior bullet; less

•	all of our operating expenditures after the closing of this offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such twelve-month period with the proceeds of additional working capital borrowings; less

•	any cash loss realized on disposition of an investment capital expenditure.

shell capacity: The maximum amount of liquid volumes of product that a storage tank can hold.

subordination period: Except as described below, the subordination period will begin on the closing date of this offering and will extend until the first business day following the distribution of available cash in respect of any quarter beginning with the quarter ending December 31, 2015, that each of the following tests are met:

•

distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded $1.50 per unit (the annualized minimum quarterly distribution), for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•

the adjusted operating surplus (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of $1.50 per unit (the annualized minimum quarterly distribution) on all of the outstanding common units, subordinated units and general partner units during those periods on a fully diluted basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

In addition to the tests outlined above, the subordination period will end only in the event that our conflicts committee, or the board of directors of our general partner based on the recommendation of our conflicts committee, reasonably expects to satisfy the tests set forth under the first and second bullet points above for the succeeding four-quarter period without treating as earned any shortfall payments that would be paid under our existing commercial agreements with Delek (or similar fees to be paid by Delek under future contracts) expected to be received during such period. For a more detailed discussion of shortfall payments that would be paid by Delek under our existing commercial agreements, please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Commercial Agreements with Delek.”

Notwithstanding the foregoing, the subordination period will automatically terminate on the first business day following the distribution of available cash in respect of any quarter beginning with the quarter ending December 31, 2013, that each of the following tests are met:

•

distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded $2.25 (150% of the annualized minimum quarterly distribution), for the four-consecutive-quarter period immediately preceding that date;

•

the adjusted operating surplus (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of (i) $2.25 per unit (150% of the annualized minimum quarterly distribution) on all of the outstanding common units, subordinated units and general partner units during that period on a fully diluted basis and (ii) the corresponding distributions on the incentive distribution rights; and

•	there are no arrearages in payment of the minimum quarterly distributions on the common units.

In addition to the tests outlined above, the subordination period will end only in the event that our conflicts committee, or the board of directors of our general partner based on the recommendation of our conflicts committee, reasonably expects to satisfy the tests set forth under the first and second bullet points above for the succeeding four-quarter period without treating as earned any shortfall payments that would be paid under our existing commercial agreements with Delek (or similar fees to be paid by Delek under future contracts) expected to be received during such period.

terminalling: The temporary storage of refined products in a facility connected to a refined product pipeline.

throughput: The volume of refined product transported or passing through a pipeline, plant, terminal or other facility.

turnaround: A periodically required standard procedure to refurbish and maintain a refinery that involves the shutdown and inspection of major processing units and occurs every three to five years and typically lasts 30 to 60 days.

units: Refers to both common units and subordinated units.

working capital borrowings: Borrowings incurred pursuant to a credit facility, commercial paper facility or similar financing arrangement that are used solely for working capital purposes or to pay distributions to the partners; provided that when such borrowings are incurred it is the intent of the borrower to repay such borrowings within twelve months from the date of such borrowings other than from additional working capital borrowings.

West Texas Intermediate (WTI): A type of crude oil commonly used as a price benchmark.

Until                     , 2012 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

8,000,000 Common Units

Representing Limited Partner Interests

Delek Logistics Partners, LP

P R O S P E C T U S

BofA Merrill Lynch

Barclays

Goldman, Sachs & Co.

Wells Fargo Securities

Deutsche Bank Securities

Raymond James

Simmons & Company

International

                    , 2012

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.     Other Expenses of Issuance and Distribution.

Set forth below are the expenses (other than underwriting discounts and the structuring fee) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the FINRA filing fee and the NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee	$23,410
FINRA filing fee	29,480
NYSE listing fee	125,000
Printing and engraving expenses	500,000
Fees and expenses of legal counsel	2,400,000
Accounting fees and expenses	400,000
Transfer agent and registrar fees	3,500
Miscellaneous	18,610

Total	$3,500,000

Item 14.     Indemnification of Directors and Officers.

Delek Logistics Partners, LP

Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against any and all claims and demands whatsoever. The section of the prospectus entitled “The Partnership Agreement—Indemnification” discloses that we will generally indemnify officers, directors and affiliates of our general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by reference.

The underwriting agreement to be entered into in connection with the sale of the securities offered pursuant to this registration statement, the form of which will be filed as an exhibit to this registration statement, provides for indemnification of Delek Logistics Partners, LP and our general partner, their officers and directors, and any person who controls our general partner, including indemnification for liabilities under the Securities Act.

Delek Logistics GP, LLC

Subject to any terms, conditions or restrictions set forth in the limited liability company agreement, Section 18-108 of the Delaware Limited Liability Company Act empowers a Delaware limited liability company to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

Under the limited liability agreement of our general partner, in most circumstances, our general partner will indemnify the following persons, to the fullest extent permitted by law, from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings (whether civil, criminal, administrative or investigative):

•	any person who is or was an affiliate of our general partner (other than us and our subsidiaries);

•	any person who is or was a member, partner, officer, director, employee, agent or trustee of our general partner or any affiliate of our general partner;

•

any person who is or was serving at the request of our general partner or any affiliate of our general partner as an officer, director, employee, member, partner, agent, fiduciary or trustee of another person; and

•	any person designated by our general partner.

Our general partner will purchase insurance covering its officers and directors against liabilities asserted and expenses incurred in connection with their activities as officers and directors of our general partner or any of its direct or indirect subsidiaries.

Item 15.     Recent Sales of Unregistered Securities.

On July 9, 2012, in connection with our formation, we issued to (i) our general partner a 2.0% general partner interest in us in exchange for $20 and (ii) Delek US Holdings, Inc. a 98.0% limited partner interest in us in exchange for $980. These transactions were exempt from registration under Section 4(2) of the Securities Act.

Item 16.     Exhibits and Financial Statement Schedules.

The following documents are filed as exhibits to this registration statement:

Number		Description

1.1**	—	Form of Underwriting Agreement

3.1**	—	Certificate of Limited Partnership of Delek Logistics Partners, LP

3.2	—	Form of Amended and Restated Agreement of Limited Partnership of Delek Logistics Partners, LP (included as Appendix A to the prospectus)

3.3**	—	Certificate of Formation of Delek Logistics GP, LLC

3.4**	—	Form of Amended and Restated Limited Liability Company Agreement of Delek Logistics GP, LLC

5.1	—	Opinion of Baker Botts L.L.P. as to the legality of the securities being registered

8.1	—	Opinion of Baker Botts L.L.P. relating to tax matters

10.1	—	Form of Contribution, Conveyance and Assumption Agreement

10.2**	—	Form of Omnibus Agreement

10.3**	—	Form of Operation and Management Services Agreement

10.4	—	Form of Revolving Credit Agreement

10.5**	—	Form of Long-Term Incentive Plan of General Partner

10.6**	—	Form of Director Phantom Unit Award

10.7**	—	Form of Employee Phantom Unit Award

10.8**#	—	Form of Marketing Agreement

10.9**	—	Form of Pipelines and Tankage Agreement (East Texas Crude Logistics System)

10.10**	—	Form of Terminalling Services Agreement (Big Sandy)

10.11**	—	Form of Pipelines and Storage Facilities Agreement (Lion Pipeline System and SALA Gathering System)

10.12**	—	Form of Terminalling Services Agreement (Memphis)

10.13**	—	Form of Indemnification Agreement

21.1**	—	List of Subsidiaries of Delek Logistics Partners, LP

Number		Description

23.1	—	Consent of Ernst & Young LLP

23.2	—	Consent of Baker Botts L.L.P. (contained in Exhibit 5.1)

23.3	—	Consent of Baker Botts L.L.P. (contained in Exhibit 8.1)

23.4**	—	Consent of Director Nominee—Charles J. Brown III

23.5**	—	Consent of Director Nominee—Gary M. Sullivan, Jr.

24.1**	—	Powers of Attorney

**	Previously filed.
#	Portions of this exhibit have been omitted pursuant to a request for confidential treatment. Please note that this exhibit was filed with Amendment No. 2 to this registration statement using a different number designation. Exhibit 10.8 filed with this Amendment No. 3 was filed as Exhibit 10.6 to Amendment No. 2.

Item 17.     Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to this offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to this offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to this offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in this offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant undertakes to send to each common unitholder, at least on an annual basis, a detailed statement of any transactions with Delek, our general partner, or any of their affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to Delek, our general partner, or any of their affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

The registrant undertakes to provide to the common unitholders the financial statements required by Form 10-K for the first full fiscal year of operations of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brentwood, State of Tennessee, on October 25, 2012.

Delek Logistics Partners, LP

By:	Delek Logistics GP, LLC
its general partner

By:	/s/ Mark B. Cox
Mark B. Cox
Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and the dates indicated.

Name	Title	Date

* Ezra Uzi Yemin	Chief Executive Officer (Principal Executive Officer) and Chairman	October 25, 2012

/s/ Mark B. Cox Mark B. Cox	Executive Vice President, Chief Financial Officer (Principal Financial and Accounting Officer) and Director	October 25, 2012

* Assaf Ginzburg	Director	October 25, 2012

* Frederec C. Green	Director	October 25, 2012

* By:	/s/ Mark B. Cox
Mark B. Cox Attorney-in-Fact

INDEX TO EXHIBIT

Number	Description

1.1**	—Form of Underwriting Agreement

3.1**	—Certificate of Limited Partnership of Delek Logistics Partners, LP

3.2	—Form of Amended and Restated Agreement of Limited Partnership of Delek Logistics Partners, LP (included as Appendix A to the prospectus)

3.3**	—Certificate of Formation of Delek Logistics GP, LLC

3.4**	—Form of Amended and Restated Limited Liability Company Agreement of Delek Logistics GP, LLC

5.1	—Opinion of Baker Botts L.L.P. as to the legality of the securities being registered

8.1	—Opinion of Baker Botts L.L.P. relating to tax matters

10.1	—Form of Contribution, Conveyance and Assumption Agreement

10.2**	—Form of Omnibus Agreement

10.3**	—Form of Operation and Management Services Agreement

10.4	—Form of Revolving Credit Agreement

10.5**	—Form of Long-Term Incentive Plan of General Partner

10.6**	—Form of Director Phantom Unit Award

10.7**	—Form of Employee Phantom Unit Award

10.8**#	—Form of Marketing Agreement

10.9**	—Form of Pipelines and Tankage Agreement (East Texas Crude Logistics System)

10.10**	—Form of Terminalling Services Agreement (Big Sandy)

10.11**	—Form of Pipelines and Storage Facilities Agreement (Lion Pipeline System and SALA Gathering System)

10.12**	—Form of Terminalling Services Agreement (Memphis)

10.13**	—Form of Indemnification Agreement

21.1**	—List of Subsidiaries of Delek Logistics Partners, LP

23.1	—Consent of Ernst & Young LLP

23.2	—Consent of Baker Botts L.L.P. (contained in Exhibit 5.1)

23.3	—Consent of Baker Botts L.L.P. (contained in Exhibit 8.1)

23.4**	—Consent of Director Nominee—Charles J. Brown III

23.5**	—Consent of Director Nominee—Gary M. Sullivan, Jr.

24.1**	—Powers of Attorney

**	Previously filed.
#	Portions of this exhibit have been omitted pursuant to a request for confidential treatment. Please note that this exhibit was filed with Amendment No. 2 to this registration statement using a different number designation. Exhibit 10.8 filed with this Amendment No. 3 was filed as Exhibit 10.6 to Amendment No. 2.